1/2

08000339

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

...GISTRANT'S NAME Carlyle Capital Corporation Limited

*CURRENT ADDRESS P.O. Box 543

1st Floor, Dorey Court

Admiral Park, St. Peter Port

**FORMER NAME Guernsey GY1 6HJ

**NEW ADDRESS PROCESSED Channel Islands (Guernsey)

JAN 2 8 2008 E

THOMSON FINANCIAL

FILE NO. 82- 35153 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 1/22/08

OFFERING MEMORANDUM

19,047,620 Class B shares

CARLYLE CAPITAL

CORPORATION LIMITED

In the form of Class B shares or Restricted Depositary Shares

---

This is a global offering of 19,047,620 Class B shares of Carlyle Capital Corporation Limited, a limited company organized under the laws of Guernsey. We are offering 18,874,420 newly issued Class B shares and the selling shareholders described herein are offering 173,200 existing Class B shares. We will not receive any proceeds from the sale of Class B shares by the selling shareholders. This global offering consists of a private placement to qualified and certain other investors in the Netherlands and in other countries. In the United States, Class B shares will only be offered in the form of restricted depositary shares ("RDSs"), each representing one Class B share, in a private placement to certain "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act")) who are "qualified purchasers" (as defined in the U.S. Investment Company Act of 1940, as amended (the "Investment Company Act"), and related rules). Additionally, as part of this global offering, we and the selling shareholders will directly offer RDSs in a private placement, with the managers acting as placement agents, to certain "accredited investors" (as defined in Rule 501(a) under the U.S. Securities Act) who are qualified purchasers. The Class B shares and RDSs are non-voting.

No public market currently exists for the Class B shares. We have applied for the admission to trading of all of the Class B shares on Eurolist by Euronext, the regulated market of Euronext Amsterdam N.V. ("Eurolist by Euronext") and for the listing of the Class B shares under the symbol "CCC." It is expected that such listing will become effective and that dealings in the Class B shares will commence on June 28, 2007 on an "as-if-and-when-issued" basis. The RDSs will not be listed on any exchange and will be subject to transfer restrictions.

Investing in the Class B shares or the RDSs involves risks. See "Risk Factors" beginning on page 12.

WE ANTICIPATE THAT THE INITIAL OFFERING PRICE WILL BE BETWEEN $20.00 AND $22.00 PER CLASS B SHARE OR RDS

The Class B shares and the RDSs have not been and will not be registered under the U.S. Securities Act or any other applicable law of the United States. The Class B shares are being offered outside the United States to non-U.S. persons in accordance with Regulation S under the U.S. Securities Act. The Class B shares may not be offered or sold within the United States or to U.S. persons (as defined under Regulation S) except in the form of RDSs. The RDSs may not be offered or sold within the United States or to U.S. persons, except to persons who are (a) qualified purchasers and (b) either (1) qualified institutional buyers or (2) accredited investors. For additional transfer restrictions, see "Certain ERISA Considerations" and "Transfer Restrictions."

The managers have the option to purchase up to an aggregate of 2,857,143 additional Class B shares from us at the initial offering price less the managers' commission until 30 days from the commencement of trading of the Class B shares on Eurolist by Euronext on an "as-if-and-when-issued" basis to cover over-allotments.

The Class B shares are offered by the managers subject to their receipt and acceptance of any order by them and subject to their right to reject any order in whole or in part and will be ready for delivery on or about July 5, 2007, which we refer to as the "settlement date." Delivery of the Class B shares is expected to take place through the book-entry facilities of Nederlands Centraal Instituut voor Effectenverkeer B.V. ("Euroclear Nederland") in accordance with its normal settlement procedures applicable to equity securities and against payment for the Class B shares in immediately payable funds. If delivery of the Class B shares does not take place on the settlement date all transactions in the Class B shares on Eurolist by Euronext conducted between the commencement of trading and the settlement date are subject to cancellation by Euronext Amsterdam N.V. See "The Global Offering — Listing and Trading of the Class B shares." All dealings in the Class B shares on Eurolist by Euronext prior to delivery are at the sole risk of the parties concerned. Euronext Amsterdam N.V. is not responsible or liable for any loss incurred by any person as a result of the cancellation of any transactions on Eurolist by Euronext as from the commencement of trading until the settlement date. RDSs will be delivered following deposit of Class B shares with The Bank of New York, as depositary under the restricted deposit agreement (as described herein). Physical restricted depositary receipts ("RDRs") will be delivered to investors on or about July 5, 2007. See "Description of the Restricted Depositary Shares and the Restricted Deposit Agreement."

The number of Class B shares and RDSs offered in this global offering can be increased or decreased at any time prior to the settlement date, but the aggregate gross proceeds to us of this global offering will not exceed $525 million excluding the over-allotment option. Any increase or decrease in the maximum number of Class B shares and RDSs being offered in this global offering will be announced in a press release issued in the Netherlands. The actual number of Class B shares and RDSs offered in this global offering will be determined after taking into account the conditions and factors described under "The Global Offering" and "Plan of Distribution." Such actual number of Class B shares and RDSs offered in this global offering and the results of the global offering will be announced in a press release and a pricing statement on or about June 28, 2007 that will be available in printed form at our registered office, at the offices of the joint bookrunners and at the office of the paying agent in the Netherlands. This pricing statement will be filed with the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*) and its availability will be made public by means of an advertisement in a Dutch daily newspaper of wide circulation and the Euronext Amsterdam Daily Official List (*Officiële Prijscourant*).

Joint Bookrunners

Citi **Bear, Stearns International Limited** **Goldman Sachs International**

JPMorgan **Lehman Brothers** **Deutsche Bank**

Dated June 19, 2007

PRESENTATION OF CERTAIN INFORMATION

We have prepared this offering memorandum using a number of conventions, which you should consider when reading the information contained herein. Unless the context suggests otherwise, references to:

- "we," "us," "our" and "our company" are to Carlyle Capital Corporation Limited, a Guernsey limited company;
- "Adjusted Capital" mean total equity less investments in alternative asset investment funds, including but not limited to private equity or debt funds and any direct investments in mezzanine, distressed, private equity or similar securities which are not subject to margin requirements;
- "Adjusted Net Income" mean net income available to shareholders before non-cash equity compensation expense;
- "affiliates" of any person are to persons that, directly or indirectly through one or more intermediaries, control, are controlled by or are under common control with such person;
- "Articles of Association" are to the articles of association of our company;
- "capital" are to the total equity of our company;
- "Carlyle" or "The Carlyle Group" are to Carlyle Investment Management and its affiliates;
- "Carlyle Investment Management" are to Carlyle Investment Management L.L.C., a Delaware limited liability company;
- the "global offering" are to the private placement of the Class B shares and the RDSs in the Netherlands and in other countries;
- "IFRS" mean International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union;
- our "Investment Committee" are to the investment committee established by Carlyle Investment Management to manage our investments;
- our "investment management agreement" are to our investment management agreement with Carlyle Investment Management, pursuant to which Carlyle provides investment management, operational, financial and other services to us and others involved in our investments;
- "total investment assets" mean the sum of (i) cash and cash equivalents and (ii) available for sale financial assets, at fair value;
- "$" or "dollars" are to the lawful currency of the United States; and
- "€" or "euro" are to the common currency of the member states of the European Economic and Monetary Union.

CONVENTIONS

In this offering memorandum, unless the context suggests otherwise, (i) references to our investments refer both to investments that we make directly and to investments that are made by our subsidiaries, (ii) all financial information is presented on a consolidated basis, and (iii) references to actions taken by us or our subsidiaries include those taken on our or their behalf by Carlyle.

In addition, unless the context suggests otherwise, references to Class B shares include RDSs, representing ownership interests in Class B shares that are deposited with The Bank of New York, as depositary, and any other securities, cash or property that the depositary receives in respect of deposited Class B shares. Unless the context suggests otherwise, references to "shareholders" include holders of the Class B shares and persons who hold RDSs representing the Class B shares. Unless otherwise indicated, the information contained in this offering memorandum assumes that the option granted to the managers to purchase additional Class B shares from us solely to cover over-allotments has not been exercised.

Percentages in tables and charts may not sum to 100% due to rounding. In addition, certain financial data has been rounded to one decimal place. As a result of this rounding, the totals of data presented in this offering memorandum may vary slightly from the actual arithmetic totals of such data.

Please keep the foregoing conventions in mind as you read this offering memorandum.

TABLE OF CONTENTS

SUMMARY

This summary highlights certain aspects of our business and the global offering and should be read as an introduction to this offering memorandum. Any decision to invest in our company should be based on a consideration of this offering memorandum as a whole, including the information under the heading "Risk Factors." No civil liability is to attach to our company solely on the basis of this summary unless it is misleading, inaccurate or inconsistent when read together with the other parts of this offering memorandum. If a claim relating to the information contained in this offering memorandum is brought before a court, the plaintiff may under the national legislation of the member states of the European Economic Area be required to bear the costs of translating this offering memorandum before legal proceedings are initiated.

Overview

We are a Guernsey limited company that was formed on August 29, 2006. Our objective is to achieve attractive risk-adjusted returns for shareholders through current income and, to a lesser extent, capital appreciation. We seek to achieve this objective by investing in a diversified portfolio of fixed income assets consisting of mortgage products and leveraged finance assets. Our income is generated primarily from the difference between the interest income earned on our assets and the costs of financing those assets as well as from capital gains generated when we dispose of our assets.

We use leverage to increase the potential return on shareholders' equity. The actual amount of leverage that we will utilize, although not limited by our investment guidelines, will depend on a variety of factors, including type and maturity of assets, cost of financing, credit profile of the underlying assets and general economic and market conditions.

From the commencement of our operations on September 12, 2006 through the final closing (the "February Closing") of our initial placement of Class B shares (the "Initial Placement"), which took place on or about February 28, 2007, we raised gross proceeds of $600 million (unaudited) from the sale of Class B shares, which resulted in net proceeds to us of approximately $590 million (unaudited). The Initial Placement was conducted as a private placement which involved multiple closings on a number of dates. We have invested the majority of these proceeds in a diversified portfolio of RMBS. Based on our use of leverage, these proceeds enabled us to acquire $17.3 billion (unaudited) of investment assets as of March 31, 2007. Our allocation of capital and total investment assets as of March 31, 2007 is set out in the charts below. The proportion of our capital allocated to various asset classes is not equal to the proportion of our total investment assets in each such asset class due to our use of differing degrees of leverage in each asset class.

As of March 31, 2007
(dollar amounts in thousands)
(unaudited)


Capital Allocation
(unaudited)
RMBS
52%
U.S. bank loans, high yield debt securities, CDOs and CLOs
17%
European bank loans, high yield debt securities, CDOs and CLOs
5%
Mezzanine Debt
1%
Liquidity Cushion[1]
26%

Distressed debt: $0
Total capital: $621,627


Allocation of Total Investment Assets
(unaudited)
RMBS
95%
U.S. bank loans, high yield debt securities, CDOs and CLOs
4%
European bank loans, high yield debt securities, CDOs and CLOs
<1%
Mezzanine Debt
<1%
Liquidity Cushion[1]
1%

Distressed debt: $0
Total Investment Assets: $17,313,973

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(1) As of March 31, 2007, the Liquidity Cushion (as defined in "— Investment Guidelines," below) consisted of cash and cash equivalents and unencumbered AAA-rated residential mortgage-backed securities ("RMBS").

While the charts above illustrate our capital allocation and use of leverage as of March 31, 2007, we have significant flexibility in the allocation of our capital and the utilization of leverage. The capital allocation above and the implied leverage levels do not represent targets or limitations with respect to the future investment of our capital or use of leverage. Going forward, we expect to allocate a greater proportion of our capital to U.S. and European bank loans, high yield debt securities, collateralized debt obligations ("CDOs") and collateralized loan obligations ("CLOs") and to mezzanine debt as we reach our expected allocations set forth below. Additionally, we may in the future allocate capital to asset classes not represented above in a manner consistent with our investment guidelines (see "— Investment Guidelines").

Our investment portfolio consists of both investment grade and non-investment grade securities and non-rated debt. As of March 31, 2007, over 99% (unaudited) of our investment portfolio consisted of floating rate assets, and our investment portfolio had a weighted average interest rate duration of approximately 0.7 years (unaudited). The chart below demonstrates the rating categories of our portfolio as of March 31, 2007, according to Standard & Poor's, a division of the McGraw-Hill Companies ("S&P").

As of March 31, 2007
(unaudited)

Rating Categories of our Portfolio (by S&P Rating)


AAA
95.43%
Other ratings
4.57%

We are externally managed by Carlyle Investment Management, a registered investment adviser under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). Carlyle employs a team of investment professionals who are responsible for managing our affairs and structuring and monitoring our investment portfolio. This team is led by John C. Stomber, who also serves as our chief executive officer, chief investment officer and president. Additionally, we benefit from access to the resources and core competencies of other Carlyle employees who will spend time on our operations. Specifically, we can choose to invest or co-invest a portion of our capital in assets managed by Carlyle's U.S. Leveraged Finance, European Leveraged Finance, Mezzanine Debt and Distressed Debt investment units (collectively, the "Leveraged Finance Team"). This structure has allowed Carlyle to create an investment portfolio for us which is designed to generate cash available for distribution, facilitate capital appreciation, increase diversification and provide attractive total returns for shareholders.

Investment Strategy

We seek to invest in a wide range of fixed income assets and credit classes to generate attractive risk-adjusted returns. We believe that proper management of the funding of assets is as important as the proper selection of assets. We allocate our capital utilizing an asset allocation model based on value and risk and isolate risk-adjusted returns that we believe reduces the volatility that might otherwise be associated with a leveraged investment portfolio. We invest our capital utilizing a number of different strategies, including relative value, leveraged risk-adjusted returns and current and projected credit fundamentals analysis. In addition, we take into account a number of market and portfolio considerations, including, among others, credit and market risk concentration limits, liquidity and cost of financing.

The fixed income assets and credit classes on which we plan to focus include: (i) RMBS, principally in high investment grade-rated risk classes; (ii) asset-backed securities ("ABS") in a variety of asset classes, principally in high investment grade-rated risk classes; (iii) high yield bonds; (iv) bank loans; (v) mezzanine debt; (vi) distressed debt; (vii) debtor-in-possession and non-performing loan opportunities; and (viii) derivatives of these asset classes, including credit derivatives, derivative positions taken for investment purposes and various hedging instruments such as futures and cash market instruments. At times, we may also pursue other types of investments, including private equity opportunities, provided that any such private equity investments are not expected to exceed 5% of our capital and will in no event exceed 10% of our capital, in each case measured at the time of investment.

Our expected allocation of capital and total investment assets at the time the net proceeds from the global offering are fully deployed is set out in the charts below. The proportion of our capital allocated to various asset classes is not equal to the proportion of our total investment assets in each such asset class due to our use of differing degrees of leverage in each asset class. We have significant flexibility in how our capital is allocated and how we

utilize leverage. The allocation of capital and total investment assets shown below represents future allocations expected at the time of this offering memorandum and neither the allocation of capital shown below nor the implied leverage levels represent targets or limitations with respect to the future investment of our capital or use of leverage. Additionally, we may in the future allocate capital to asset classes not represented below.

Expected Allocations
(after full deployment of proceeds from the global offering)
(unaudited)

Capital Allocation
(unaudited)


RMBS
56%
U.S. bank loans, high yield debt securities, CDOs and CLOs
19%
European bank loans, high yield debt securities, CDOs and CLOs
4%
Mezzanine Debt
1%
Liquidity Cushion
21%

Distressed debt: $0[1]

Allocation of Total Investment Assets
(unaudited)


RMBS
94%
Mezzanine Debt
<1%
U.S. bank loans, high yield debt securities, CDOs and CLOs
5%
European bank loans, high yield debt securities, CDOs and CLOs
<1%
Liquidity Cushion
1%

Distressed debt: $0[1]

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(1) Our board of directors has approved a $75 million (unaudited) investment by us in Carlyle Strategic Partners II, L.P. ("CSP II"), a new investment fund managed by Carlyle's Distressed Debt investment unit, and we expect to execute and begin funding that commitment during 2007. We expect that our $75 million (unaudited) commitment will be called over a two to three year period. See "Business — Our Investments — Non-Mortgage Related Assets — Distressed Debt."

Financing Strategy

We believe that proper management of the funding of assets is as important as the proper selection of assets. We utilize leverage extensively, which we may employ without limit, both through borrowings and/or through market exposure, to increase the potential returns on our investments. The actual amount of leverage we may employ depends on a variety of factors, including type and maturity of assets, cost of financing, credit profile of the underlying assets and general economic and market conditions. Our investment guidelines currently require a minimum Liquidity Cushion of 20% of our Adjusted Capital.

We use varying degrees of leverage for different asset classes. As of March 31, 2007, our leverage ratio (debt directly incurred to finance investment assets to total equity) was 26.6 times (unaudited). Once the net proceeds from the global offering are fully deployed in the various asset classes in which we intend to invest, we expect our leverage ratio to be approximately 29 times (unaudited), based on our expected capital allocation set forth above. Our leverage ratio will change as our allocation of capital varies. Our primary source of financing is currently repurchase agreements with respect to our RMBS assets. As of March 31, 2007, we had approximately $16.1 billion (unaudited) in borrowings under secured repurchase agreements, with a weighted average borrowing rate of 5.30% (unaudited), a weighted average remaining maturity of 22 days (unaudited) and accrued interest payable of $19.3 million (unaudited). We may utilize additional financing strategies, including asset-backed commercial paper facilities, equity investments in leveraged finance vehicles, derivative instruments and bank credit facilities.

Dividend Policy

Subject to having sufficient cash and profits or reserves available, we are targeting the payment of a dividend within a range of approximately $0.51 to $0.56 per Class B share (unaudited) for the quarter ending September 30, 2007 and within a range of approximately $0.53 to $0.58 per Class B share (unaudited) for the quarter ending December 31, 2007. These are targeted dividend ranges and not forecasts or commitments. They are based on certain assumptions and we cannot assure you that they will be realized.

Thereafter, subject to having sufficient cash and profits or reserves available, we intend to pay a quarterly cash dividend on each Class B share of approximately 90% of our Adjusted Net Income.

Notwithstanding the foregoing, the payment and amount of any dividends will remain within the discretion of our board of directors. See "Dividend Policy" for further information regarding our dividend policy.

The Carlyle Group

The Carlyle Group was established in 1987 by William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein and has since grown to become one of the world's largest private investment firms with more than $57 billion (unaudited) under management. With 48 funds across four investment disciplines (buyouts, venture & growth capital, real estate and leveraged finance), Carlyle combines global vision with local insight, relying on a team of 782 employees, including 416 investment professionals operating out of 29 offices in 18 countries, to identify investment opportunities in North America, Europe, Asia and Australia. This team includes the Leveraged Finance Team, with more than $8.7 billion (unaudited) under management. The Leveraged Finance Team consists of 46 investment professionals based in New York, London, Washington and Los Angeles organized by areas of expertise, including the U.S. Leveraged Finance (formerly U.S. High Yield), European Leveraged Finance, Mezzanine Debt and Distressed Debt investment units. This information in this paragraph is presented as of March 28, 2007.

Under our investment management agreement with Carlyle Investment Management, Carlyle is responsible for selecting, evaluating, diligencing, negotiating and structuring (within certain limits), executing, monitoring and exiting our investments and managing our uninvested capital.

Carlyle established our Investment Committee to oversee our investment activities. Our Investment Committee is responsible for setting parameters with respect to the composition of our investment portfolio and monitoring the performance and composition of our investment portfolio. Our investment portfolio is managed by Carlyle on a day-to-day basis by John C. Stomber, a Managing Director of Carlyle who is also our chief executive

officer, chief investment officer and president, by our other officers, and by additional Carlyle partners, employees and advisors. The Investment Committee consists of William E. Conway, Jr., James H. Hance, Jr., John C. Stomber and Michael J. Zupon.

Alignment of Interests

We have structured our relationship with Carlyle to ensure that our interests are closely aligned. In connection with the Initial Placement, all of our directors and certain affiliates and employees of Carlyle purchased 3,553,600 Class B shares (unaudited), directly or indirectly, for an aggregate consideration of approximately $71.1 million (unaudited), which represented approximately 11.9% (unaudited) of the proceeds from the sale of Class B shares in the Initial Placement. Pursuant to our investment management agreement, we will be required to pay Carlyle Investment Management the Management Fee and the Incentive Fee (each as defined below), to be paid by us based on certain performance-related criteria, as described herein.

Additionally, pursuant to the equity plans (as defined in "Management and Corporate Governance — Equity Incentive Plans"), contemporaneously with the closing of the global offering we intend to grant Class B shares (including Class B shares in the form of RDSs) to Carlyle Investment Management, our independent directors and other individuals who provide services to us in a cumulative amount not to exceed 6% of the Class B shares to be issued and outstanding upon the closing of the global offering. See "Management and Corporate Governance — Equity Incentive Plans."

Competitive Strengths

- *Flexible Business Model.* We believe that our multi-asset investment strategy provides us with the flexibility to efficiently deploy capital and to respond to changing environments, rather than being restricted to a narrow asset class that may lose relative attractiveness. We also believe that our corporate structure provides us with greater latitude in the use of leverage and the selection of assets and does not constrain us with investment limitations applicable to other yield-oriented vehicles.
- *Well Positioned to Capitalize on a Compelling Market Opportunity.* According to the Securities Industry and Financial Markets Association's "Outstanding Volume of Agency Mortgage-Backed Securities" report, the agency mortgage-backed securities market in the United States was estimated at $4.0 trillion as of December 31, 2006 and has grown at a compound annual growth rate of approximately 9% since 1997. Our flexible organizational structure and established investment guidelines allow us to capitalize on opportunities in this large and attractive market.
- *Experienced Executives and Directors.* Carlyle has assembled a team of investment professionals with extensive experience in the areas of mortgage finance, leveraged finance, capital markets transaction structuring and risk/portfolio management. This team, led by John C. Stomber, our chief executive officer, chief investment officer and president, has direct responsibility for executing our mortgage investment strategy as well as developing and managing our overall capital allocation and risk management strategies. Mr. Stomber is a former Senior Vice President & Global Treasurer of Merrill Lynch & Company, having served as the Chairman of its Asset/Liability Committee with oversight over a $40 billion portfolio of fixed income investments and a $90 billion portfolio of unsecured debt.
- *We also benefit from the experience and skill of many of Carlyle's other employees and advisors.* These employees and advisors include James H. Hance, Jr., who serves as our non-executive chairman as well as William E. Conway, Jr. and Michael J. Zupon, who both serve as directors of our company. Mr. Hance has over 35 years of experience in the capital markets, including managing a portfolio of approximately $400 billion in fixed income investments as Chief Financial Officer and Vice Chairman of Bank of America Corporation and its predecessors. Mr. Conway is one of Carlyle's founders and its Chief Investment Officer. Mr. Zupon leads Carlyle's U.S. Leveraged Finance investment unit and works closely with Mr. Stomber on the allocation of our capital in non-mortgage assets.

- *Access to Carlyle's Extensive Relationships and Investment Opportunities.* We expect to source the majority of our assets through Carlyle's extensive relationships with a large, diverse group of financial intermediaries, including commercial and investment banks. We also have access to Carlyle's pipeline of leveraged finance and private equity transactions, and we rely on Carlyle's existing global relationship network, knowledge of portfolio companies and extensive credit product expertise to drive proprietary investment opportunities, maximize risk/return trade-offs and identify suitable assets to meet our investment objectives.
- *Use of Leverage.* We believe that our efficient use of leverage should enhance returns to shareholders through the income produced from the difference between the yield on our investments and the cost of financing and managing those investments. The application of leverage to our investments generally will be aimed at tailoring the risk/return profile of our assets and selecting desired investment exposures.
- *Attractive Risk/Return Profile.* We believe that investments in U.S. agency AAA mortgages combined with investments in U.S. bank loans and, to a lesser extent, European bank loans and U.S. and European high yield debt securities, CDOs and CLOs will result in substantial diversification and provide stable consolidated returns. We believe that, after giving effect to our leverage, the diversification and high credit quality of our assets provide an attractive risk/return profile.
- *Cost Efficient Business Model.* We believe that our relationship with Carlyle provides us with access to a deep and talented group of investment professionals and advisors that would be impossible to duplicate on a stand-alone basis. Additionally, utilizing Carlyle's established infrastructure of accounting, legal, business development, marketing, human resources, compliance and information technology personnel allows us to benefit from experienced investment support services in a cost efficient manner.

We believe that our ability to leverage these strengths and identify investment opportunities will provide us with a significant advantage over our competitors.

Investment Guidelines

Our investment guidelines cover the allocation of our capital among asset classes, our use of leverage and other matters. We may change our investment strategy and/or capital allocation guidelines without a vote of our shareholders, provided that any change to our investment guidelines must be approved by a majority of our independent directors. In the past, we have deviated from these guidelines with the approval of a majority of our independent directors and we may do so again in the future. Our investment guidelines require us to hold unrestricted cash and cash equivalents and unencumbered U.S. agency or U.S. government securities (together, the "Liquidity Cushion") equal to no less than 20% of our Adjusted Capital. The Liquidity Cushion is intended to be sufficient to meet reasonably foreseeable margin calls on our financed securities. Please refer to "Business — Detailed Description of Our Investment Guidelines" for a comprehensive description of our investment guidelines.

Our Investment Management Agreement

Under our investment management agreement with Carlyle Investment Management, we are required to pay the following fees and expenses:

- *Management Fee:* We are required to pay Carlyle Investment Management a management fee (the "Management Fee") quarterly, in arrears. The Management Fee is computed each quarter as an amount equal to the product of (i) 0.4375% (equal to 1.75% per annum) and (ii) our Equity (as defined in "Our Management by Carlyle and Our Investment Management Agreement — Our Investment Management Agreement — Management Fee") in respect of each quarter.
- *Incentive Fee:* We are required to pay Carlyle Investment Management an incentive fee (the "Incentive Fee") quarterly, in arrears. The Incentive Fee is computed each quarter as an amount equal to the product of (i) 25% of the dollar amount by which our Adjusted Net Income for such quarter, before accounting for the Incentive Fee, per weighted average Class B share for such quarter, exceeds an amount equal to the product of (A) the weighted average of the price per Class B share for all issuances of Class B shares, after deducting

any placement fees, underwriting discounts and commissions and other costs and expenses relating to such issuances, and (B) the greater of (1) 2.00% or (2) 0.50% plus 25% of the Ten Year Treasury Rate (as defined herein) for such quarter, and (ii) the weighted average number of Class B shares outstanding during such quarter.

To the extent that we invest in or co-invest with funds or managed accounts managed by Carlyle, and we are charged an incentive, management and/or similar fee with respect to any such investment, adjustments will be made so that our shareholders will in no event pay incentive, management and/or similar fees in excess of the Incentive Fee and Management Fee described in this offering memorandum. See "Relationships with Carlyle and Related Party Transactions."

In addition, pursuant to our investment management agreement, we are required to reimburse Carlyle for various expenses incurred in the management of our affairs. Please refer to "Our Management by Carlyle and Our Investment Management Agreement — Our Investment Management Agreement" for a comprehensive description of our investment management agreement.

Recent Developments

As a result of changes in interest rates, we estimate that from April 1, 2007 to June 13, 2007, our fair value reserves declined by approximately $28.9 million (unaudited), from approximately $24.0 million (unaudited) as of March 31, 2007 to an estimated $(4.9) million (unaudited) as of June 13, 2007. This compares to an increase in our fair value reserves from January 1, 2007 to March 31, 2007 of approximately $11.6 million (unaudited). Although we did not close our financial records as of June 13, 2007, based upon our preliminary estimates, we do not believe that our total equity per Class B share as of June 13, 2007 was less than $20.25 (unaudited). The financial data as of and for the period ended June 13, 2007 is based upon valuations of securities that have been provided to us by Interactive Data Pricing and Reference Data, Inc., an external pricing service. We do not believe that these changes in interest rates or the fluctuations in our fair value reserves and total equity per Class B share will affect our targeted dividends for the quarters ending September 30, 2007 and December 31, 2007. Further changes in interest rates or other factors would result in further changes in our fair value reserves and total equity per Class B share.

The Global Offering

Unless otherwise indicated, the information contained in this offering memorandum assumes that the option granted to the managers to purchase additional Class B shares from us solely to cover over-allotments has not been exercised and excludes any Class B shares that may be issued under our equity plans (see "Management and Corporate Governance — Equity Incentive Plans").

Class B shares offered in the global offering by us	18,874,420 non-voting Class B shares, including Class B shares represented by RDSs.
Class B shares offered in the global offering by the selling shareholders	173,200 non-voting Class B shares, including Class B shares represented by RDSs.
Total Class B shares offered in the global offering	19,047,620 non-voting Class B shares, including Class B shares represented by RDSs.
Option to purchase additional Class B shares	The managers have the option to purchase from us up to an aggregate of 2,857,143 additional Class B shares, including Class B shares represented by RDSs, at the initial offering price less the managers' commissions and placement fees until 30 days from the commencement of trading of the Class B shares on Eurolist by Euronext on an "as-if-and-when-issued" basis to cover over-allotments. See "The Global Offering — Option to Purchase Additional Class B shares."
Class B shares to be outstanding immediately after the global offering	48,874,420 Class B shares, including Class B shares represented by RDSs, or 51,731,563 Class B shares, including Class B shares represented by RDSs, if the managers' option to purchase additional Class B shares solely to cover over-allotments is exercised in full.
Initial offering price	We anticipate that the initial offering price will be between $20.00 and $22.00 per Class B share or RDS.
Euronext symbol	"CCC"
Security codes	ISIN: GG00B1VYV826 Common code: 029991669 Euronext Amsterdam Security Code (*fondscode*): 86522
Restricted depositary shares	Each RDS will represent one Class B share. The RDSs will be evidenced by restricted depositary receipts. For a description of the RDSs, see "Description of the Restricted Depositary Shares and the Restricted Deposit Agreement."
Transfer restrictions	The Class B shares, and the RDSs representing Class B shares, are subject to certain ownership limitations and transfer restrictions. For a description of these limitations and restrictions and the consequences of acquiring or holding Class B shares or RDSs in violation thereof, see "Description of our Capital and our Articles of Association — Ownership Limitations; Involuntary Transfers of Shares," "Transfer Restrictions" and "Certain ERISA Considerations."
Alternative settlement cycle	We expect that delivery of the Class B shares and RDSs will be made against payment therefor on or about the settlement date specified on the cover page of this offering memorandum, which will be the fifth

	business day following the expected initial date of trading of the Class B shares (T+5). You should note that trading of the Class B shares on the initial date of trading of the Class B shares and the next business day may be affected by the T+5 settlement. See "The Global Offering."
Managers' purchase of Class B shares . .	The managers may purchase and hold a portion of the Class B shares sold in the global offering. See "Plan of Distribution."
Use of proceeds.	See "Use of Proceeds."

Summary Risk Factors

An investment in our company involves substantial risks and uncertainties. These risks and uncertainties include, among others, those listed below.

- We are a recently formed company with a limited operating history and Carlyle's track record and our past performance are not necessarily indicative of our future performance.
- We may change our investment strategy or investment guidelines at any time without the consent of shareholders, which could result in us acquiring assets that are different from, and possibly riskier than, the investment guidelines described in this offering memorandum.
- We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act and related rules.
- Our investments are subject to general market risks.
- Fluctuations and changes in interest rates may cause losses and negatively affect our financial condition and results of operations.
- We may employ leverage without limit, which may result in the market value of our investments being highly volatile, limit our range of possible investments, and adversely affect our return on investments and the cash available for distributions. An investment in the Class B shares or RDSs is suitable only for investors who are experienced in analyzing and bearing the risks associated with investments having a very high degree of leverage.
- Our ability to access credit facilities and other financing may affect our use of leverage and our return on equity.
- The Liquidity Cushion may not be sufficient to satisfy margin calls.
- Hedging transactions may limit our income or result in losses.
- The due diligence process in connection with our investments may not reveal all facts that may be relevant.
- The analytical models that we rely upon may be inaccurate or inadequate.
- Valuations of our securities and other investments, which will affect the amount of the Management Fee and Incentive Fee to be paid to Carlyle Investment Management, may involve uncertainties and judgments. The liquidation values of our securities and other investments may differ significantly from the interim valuations of such investments derived from the valuation methods used by us.
- We are highly dependent on Carlyle Investment Management and may not find a suitable replacement if our investment management agreement is terminated.
- The departure of any of our Investment Committee members or the loss of our access to Carlyle's investment professionals may materially adversely affect our ability to achieve our investment objectives.
- Our organizational, ownership and investment structure may create significant conflicts of interest that may be resolved in a manner which is not always in our best interests or those of our shareholders.

- Your ability to invest in or transfer the Class B shares or the RDSs may be limited by certain limitations imposed by our Articles of Association as a result of considerations relating to the Investment Company Act, the U.S. Internal Revenue Code of 1986, as amended, or the "Code," the U.S. Employee Retirement Income Security Act of 1974, as amended, or "ERISA," and certain other laws.
- We will be a passive foreign investment company ("PFIC") for U.S. federal income tax purposes, and U.S. Holders of the RDSs likely will be subject to U.S. federal income tax on their pro rata share of our taxable income, regardless of whether or when they receive any cash distributions from us.
- Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available, and which is subject to potential change, possibly on a retroactive basis. Any such change could result in adverse consequences to shareholders.
- The price of the Class B shares and the RDSs may fluctuate significantly and you could lose all or part of your investment.
- The Class B shares and RDSs have never been publicly traded, an active and liquid trading market for the Class B shares may not develop and we do not expect an active and liquid trading market for RDSs to develop.
- The Eurolist by Euronext trading market is less liquid than other major exchanges, which could affect the price of the Class B shares.

The foregoing is not a comprehensive list of the risks and uncertainties to which we are subject. You should carefully consider all of the information in this offering memorandum, including the information included under "Risk Factors" and "Management and Corporate Governance — Board Structure, Practices and Committees — Conflicts of Interest and Fiduciary Duties," prior to making an investment in our company.

RISK FACTORS

Your investment in our company will involve substantial risks. You should carefully consider the following factors in addition to the other information set forth in this offering memorandum before you decide to purchase our securities. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also adversely impact our business, financial condition, results of operations or the value of your investment. If any of the following risks actually occur, our business, financial condition, results of operations and the value of your investment would likely suffer.

Risks Related to Our Investments

Our investments are subject to general market risks.

The markets in which we may invest are subject to fluctuations, and the market value of any particular investment may be subject to substantial variation. Notwithstanding the existence of a public market for particular financial instruments, such instruments may be thinly traded or may cease to be traded after an investment is made in them which can adversely affect the prices at which these securities can be sold. In addition to being relatively illiquid, such instruments may be issued by unstable or unseasoned issuers or may be highly speculative which could make them more volatile. No assurance can be given that our investments will appreciate in value.

Economic slowdowns, recessions, or declining real estate values could lead to material losses on our investments and may harm our operating results.

Many of our investments may be susceptible to economic slowdowns or recessions, which could lead to material losses on our investments. An economic slowdown or recession, in addition to other factors such as an excess supply of properties, could have a material negative impact on the values of both residential real estate and commercial real estate properties. If residential and/or commercial real estate property values decrease materially it may cause borrowers to default on their mortgages or negotiate more favorable terms and conditions on their mortgages. As a result, we may realize material losses related to foreclosures or to the restructuring of our mortgage loans and the mortgage loans that back the mortgage-backed securities in our investment portfolio. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us.

Fluctuations and changes in interest rates may cause material losses and negatively affect our financial condition and results of operations.

We invest in mortgage-backed securities and other fixed-rate debt investments. The prices of fixed-income securities generally increase when interest rates decline and decrease when interest rates increase, although prices of longer term securities generally change more in response to interest rate changes than prices of shorter term securities. Furthermore, short-term and long-term interest rates do not necessarily move in the same amount or the same direction. Short-term securities tend to react to changes in short-term interest rates, and long-term securities tend to react to changes in long-term interest rates. We may lose money if short-term or long-term interest rates rise sharply or otherwise change in a manner not anticipated by us. Moreover, in the event of a significant rising interest rate environment, mortgage and loan defaults may increase and result in credit losses that would affect our liquidity and operating results.

Conversely, when interest rates fall, borrowers may refinance or otherwise repay principal on their mortgages earlier than scheduled. When this happens, certain types of mortgage-backed securities will be paid off more quickly than originally anticipated and we may have to invest the proceeds in securities with lower yields. Our assets will predominantly have short average maturities. In a period of falling interest rates, we are at greater risk of having to invest the proceeds of our investments in securities with lower yields than if our assets had a longer average maturity. See "— Prepayments can adversely affect the yields on our investments."

In addition, narrowing credit spreads will reduce the margin between the yield earned on our interest earning assets and the rate paid on our interest bearing liabilities, which would adversely affect our financial condition and

results of operations. Furthermore, the market value of our assets may be negatively impacted by the widening of credit spreads. See "— Market values of securities may be volatile and difficult to predict."

Market values of securities may be volatile and difficult to predict.

Substantial risks are involved in investing in securities. The prices of many of the securities in which we trade are highly volatile and market movements are difficult to predict. The market values of our investments may decline for a number of reasons, such as changes in general economic conditions and prevailing market rates, increases in defaults, increases in voluntary prepayments for those of our investments that are subject to prepayment risk, and widening of credit spreads.

We operate in a highly competitive market for investment opportunities and there is no assurance that all of our capital can be deployed in suitable investment opportunities.

We may face significant competition in executing our investment strategy. Some of our existing and future competitors may have greater resources than we do and we may not be able to compete successfully for assets. No assurance can be given that Carlyle will be able to locate suitable investment opportunities in which to deploy any or all of our capital. Moreover, competition for assets of the types and classes in which we intend to invest may lead to the price of such assets increasing which may further limit our ability to achieve our investment objective. Because of this competition, we may not be able to take advantage of attractive business opportunities and cannot be certain that we will be able to acquire investments consistent with the investment objectives described in this offering memorandum.

We may employ leverage without limit, which may result in the market value of our investments being highly volatile, limit our range of possible investments, and adversely affect our return on investments and the cash available for distributions. An investment in the Class B shares or RDSs is suitable only for investors who are experienced in analyzing and bearing the risks associated with investments having a very high degree of leverage.

We may employ leverage without limit, and this may take a number of forms including but not limited to (i) direct borrowings for the purpose of making investments, (ii) purchases of investments which are subordinated or mezzanine securities of RMBS or CDO issuers and which reflect leveraged exposure to underlying financial assets, (iii) securities lending and repurchase agreements, (iv) total return swaps, credit derivatives, equity derivatives, options, short sales or other derivative instruments which create leveraged exposure to the financial assets to which those derivatives are linked, (v) investments in subsidiary companies that themselves make leveraged investments and (vi) any combination of the foregoing. The leverage ratios discussed in this offering memorandum are calculated using debt directly borrowed by us to finance investments. Leverage ratios calculated using direct debt borrowed by us and any indirect debt would be higher than those leverage ratios discussed herein. Although our actual use of leverage may vary depending on our ability to obtain credit facilities and the lender's and rating agencies' estimate of the stability of our cash flows, our investment guidelines do not limit the amount of leverage that we may incur.

While borrowing and leverage present opportunities for increasing total return, they have the effect of potentially increasing losses as well. If income and appreciation on investments made with borrowed funds are less than the cost of the leverage or, under certain circumstances, if the borrowing is terminated by the lender or counterparty in advance of its stated term, our total equity may decrease. Accordingly, any event which adversely affects the value of our investments would be magnified to the extent leverage is employed. Increased leverage also increases the risk that we will not be able to meet our debt service obligations, and consequently increases the risk that we will lose some or all of our assets to foreclosure or sale.

Most leveraged transactions require the posting of collateral. The amount of collateral required to be posted may increase rapidly in the context of changes in market value of the assets to which we have leveraged exposure — whether in the form of credit facilities, derivative transactions or otherwise. Especially where one or more means of achieving leveraged exposure to underlying financial assets are used in combination — such as derivative exposures to or financing arrangements secured by asset backed securities which are themselves highly

leveraged — the total degree of leverage we employ may result in the market value of our investments being highly volatile and giving rise to rapidly changing collateral posting requirements. Any failure by us to fulfill any collateral requirement (e.g., a so-called "margin call") may result in a disposition of our assets at times and prices which could be disadvantageous and could result in material losses. In addition, lenders and other counterparties may require us to maintain certain diversification and liquidity standards. As such, the lenders or other counterparties may limit our range of possible investments and our ability at times to make distributions.

Expiration or termination of available financing for leveraged positions, and the requirement to post collateral in respect of changes in the market value of leveraged exposures, can rapidly result in adverse effects to our access to liquidity and our ability to maintain leveraged positions, and may cause us to incur material losses. We expect to borrow or utilize other forms of leverage (on a secured or an unsecured basis) for any purpose, including to increase investment capacity, cover operating expenses, make redemption or distribution payments or for clearance of transactions. However, there is no guarantee that any such borrowing arrangements or other arrangements for obtaining leverage will remain in place for the duration of our company.

We cannot assure you that the Liquidity Cushion will be sufficient to satisfy margin calls.

Despite extensive statistical testing of relevant data, the Liquidity Cushion is not designed to protect us under all possible adverse market scenarios. Therefore, we cannot assure you that the Liquidity Cushion will be sufficient to satisfy margin calls on our financed securities that may arise in connection with highly unusual adverse market conditions.

Our ability to access credit facilities and other financing may affect our use of leverage and our return on equity.

Our actual use of leverage may vary depending on our ability to obtain credit facilities and the lender's and rating agencies' estimate of the stability of our cash flows. Our return on assets and cash available for distribution to shareholders may be reduced to the extent that changes in market conditions cause the cost of these financings to increase relative to the income that can be derived from the assets acquired. Similarly if market conditions change so that credit is not generally available to use, our ability to use leverage to meet our investment objectives may be impaired and our results may be adversely affected.

Furthermore, credit facility providers may require us to maintain a certain amount of cash invested or to set aside unlevered assets sufficient to maintain a specified liquidity position which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Debt instruments of our indirect wholly-owned subsidiary Carlyle Capital Investment Ltd. ("CCIL") contain restrictions and limitations that could materially affect our financial condition and results of operations.

CCIL has entered into the Indenture and the Senior Credit Agreement (as each is defined, respectively, in "Description of Indebtedness — Senior Secured Notes" and "Description of Indebtedness — Senior Secured Revolving Credit Facility"), which currently allow CCIL to issue, subject to the terms and conditions set forth therein, up to $2 billion aggregate principal amount of the Notes (as defined in "Description of Indebtedness — Senior Secured Notes") and to borrow, subject to the terms and conditions set forth therein, up to $50 million under the Senior Facility (as defined in "Description of Indebtedness — Senior Secured Revolving Credit Facility"). The Indenture and the Senior Credit Agreement each contain a number of significant covenants that could adversely affect our financial condition and results of operations. These covenants restrict CCIL's ability to, among other things:

- incur additional debt;
- create liens;

- effect mergers or consolidations; and

- pay dividends to us or make other payments.

The breach of any covenants or obligation in the Indenture or the Senior Credit Agreement will result in a default. If there is such an event of default, the holders of the Notes or the lenders could cause all amounts outstanding to be due and payable. This could trigger cross-defaults under our other existing or future debt instruments. As a result, our ability to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted, and we may not be able to initiate transactions that we otherwise might have initiated. See "Description of Indebtedness — Senior Secured Notes" and "Description of Indebtedness — Senior Secured Revolving Credit Facility."

Declines in the market values of our investments may adversely affect periodically reported results and credit availability, which may reduce earnings and, in turn, cash available for distribution to investors.

A substantial portion of our assets are, and we believe are likely to continue to be, classified for accounting purposes as "available-for-sale." Changes in the market values of those assets will be directly charged or credited to shareholders' equity. If the decline in value of an available-for-sale security is other than temporary, such decline will reduce earnings.

The adverse effect of a decline in the market value of our assets may be exacerbated in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we would have to sell the assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for distribution to investors.

Prepayments can adversely affect the yields on our investments.

The yield on our investments may be adversely affected by the rate of prepayments on loans underlying certain of such investments. Volatility in prepayment rates may affect our ability to maintain desired amounts of leverage on our mortgage-backed securities portfolio and may result in material losses or reduced earnings for us and negatively affect the cash available for distribution to shareholders. Prepayments could reduce the yield received on our investments, particularly because prepayments are especially likely to occur at a time when reinvestment of the prepaid amounts at comparable yields is not possible.

Prepayments on bank loans, where permitted under the loan documents, are influenced by changes in current interest rates and a variety of economic and other factors beyond our control. Similarly, prepayments on the underlying residential mortgage loans in an issue of RMBS will be influenced by the prepayment provisions of the related mortgage loans and may also be affected by a variety of factors, including the difference between the interest rates on the underlying residential mortgage loans (giving consideration to the cost of refinancing) and prevailing mortgage rates and the availability of refinancing. In general, if prevailing interest rates fall significantly below the interest rates on the related residential mortgage loans, the rate of prepayment on the underlying residential mortgage loans would be expected to increase. Certain RMBS may also reflect highly concentrated prepayment risk relative to the overall prepayment risk of the underlying mortgage pool. As a result, changes in interest rate environments and prepayment experience and expectations may result in disproportionate effects on the market value and yield of certain RMBS, and cause such RMBS to have highly volatile market values.

In addition, our investment in other asset types may also be affected by the rate of prepayments differing from our projections. If we are unable to invest the proceeds of such prepayments received at comparable yields, the yield on our investments may decline.

Finally, RMBS we purchase may include "interest only" or "IO" securities (which receive payments solely from interest amounts paid in respect of the underlying residential mortgages) and "principal only" or "PO" securities (which receive payments solely from principal amounts paid in respect of underlying residential mortgages), or similar classes of RMBS. The market values of such securities may be particularly volatile and sensitive to changes in interest rates and rates of prepayments.

Certain RMBS have structural characteristics that may adversely affect the value of our investments. Residential mortgage loans underlying RMBS may be subject to various federal and state laws that protect consumers, which may adversely affect the value of our investments in such RMBS.

Certain RMBS may have structural characteristics that distinguish them from other asset-backed securities. The rate of interest payable on RMBS may be set or effectively capped at the weighted average net coupon of the underlying mortgage loans themselves. As a result of this cap, the return to investors is dependent on the relative timing and rate of delinquencies and prepayments of mortgage loans bearing a higher rate of interest. In general, early prepayments will have a greater impact on the yield to investors. Federal and state law may also affect the return to investors by capping the interest rates payable by certain mortgagors. The Service Members' Civil Relief Act of 2003 provides relief for certain soldiers and members of the reserve called to active duty by capping the interest rates on their mortgage loans at 6% per annum. In addition, pursuant to the laws of various states, under certain circumstances, payments on the underlying mortgage loans by residents in such states who are called into active duty with the National Guard or the reserves will be deferred. These state laws may also limit the ability of the servicer to foreclose on the related mortgaged property. This could result in delays or reductions in payment and increased losses on the underlying mortgage loans which impact the return to investors.

Residential mortgage loans in an issue of RMBS may be subject to various federal and state laws, public policies and principles of equity that protect consumers, which among other things may regulate interest rates and other charges, require certain disclosures, require licensing of originators, prohibit discriminatory lending practices, regulate the use of consumer credit information and regulate debt collection practices. Violation of certain provisions of these laws, public policies and principles may limit the servicer's ability to collect all or part of the principal of or interest on a residential mortgage loan, entitle the borrower to a refund of amounts previously paid by it, or subject the servicer to damages and sanctions. Any such violation could result also in cash flow delays and material losses on the related issue of RMBS.

The mortgage loans underlying the mortgage-backed securities in which we invest, and the mortgage loans which we may hold directly are subject to risks of delinquency, foreclosure and risks of loss, which could result in material losses to us.

Residential mortgage loans are subject to risks of delinquency, foreclosure and risks of loss. The ability of a borrower to repay a loan secured by a residential property is generally dependent upon the income or assets of the borrower. In the event of any default under a mortgage loan we hold directly or indirectly through an RMBS investment, we will bear a risk of loss to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan. Moreover, in the event of the bankruptcy of a mortgage loan borrower, the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law, which may make it difficult or impossible to collect on the mortgage.

Although we currently do not invest in commercial mortgage loans, we may choose to do so in the future. Commercial mortgage loans are generally viewed as exposing a lender to a greater risk of loss than residential one-to-four family lending since they typically involves larger loans to a single borrower than residential one-to-four family lending. In addition, commercial mortgage loans generally lack standardized terms, tend to have shorter maturities than residential mortgage loans and may provide for the payment of all or substantially all of the principal only at maturity. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. A commercial property may not readily be converted to an alternative use in the event that the operation of such commercial property for its original purpose becomes unprofitable. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by factors that are beyond our control. Moreover, if the borrower becomes unable to meet its obligations under the related commercial mortgage loan, the liquidation value of any such commercial property may be substantially less than the amount outstanding on the related commercial mortgage loan, which could result in material losses to us.

Our assets include leveraged loans, high yield debt securities and common and preferred equity securities, each of which has greater risks of loss than senior secured loans and, if those losses are realized, it could adversely affect our earnings, which could adversely affect the cash available for distribution to investors.

Our assets include leveraged loans, high yield debt securities and marketable and non-marketable common and preferred equity securities, each of which involves a higher degree of risk than senior secured loans. Losses on our investments in leveraged loans, high yield debt securities and common and preferred equity securities could adversely affect our earnings, which could adversely affect the cash available for distribution to investors.

Debt securities rated lower than Baa3 by Moody's Investors Service, Inc. ("Moody's") or lower than BBB− by S&P, sometimes referred to as "high yield" or "junk" debt securities, are not considered "investment grade." A leveraged loan is a loan made to a borrower that is "leveraged," i.e. a non-investment grade company. The lower rating of high-yield debt securities reflects a greater possibility that adverse changes in the financial condition of the obligor or general economic conditions (including, for example, a substantial period of rising interest rates or declining earnings or disruptions in the financial markets) or both may impair the ability of the obligor to make payments of principal and/or interest. Leveraged loans are similar to high yield debt securities in terms of the credit rating and financial profile of the corporate borrower.

The leveraged loans and high yield securities may not be secured by mortgages or liens on assets and, even if secured, these leveraged loans and high yield securities may have higher loan-to-value ratios than a senior secured loan, and their right to payment and security interest may be subordinated to the payment rights and security interests of the senior secured loans. In addition, depending upon market conditions, there may be a very limited market for leveraged loans or high-yield debt securities.

In addition, marketable and non-marketable common and preferred equity securities also have a greater risk of loss than senior secured loans since such investments are subordinate to debt of the issuer and are not secured by property underlying the investment.

Investments in bank loans, assignments and participations are subject to credit, liquidity, prepayment and reinvestment risks.

Bank loans may become nonperforming for a variety of reasons. Such nonperforming loans may require substantial workout negotiations or restructuring that may entail, among other things, a substantial reduction in the interest rate and/or a substantial write-down of the principal of the loan. In addition, because of the unique and customized nature of a loan agreement and the private syndication of a loan, certain loans may not be purchased or sold as easily as publicly traded securities, and, historically, the trading volume in the loan market has been small relative to other markets. Loans may encounter trading delays due to their unique and customized nature, and transfers may require the consent of one or more agent or other lender banks and the borrower. Risks associated with bank loans include the fact that prepayments may occur at any time without premium or penalty and that the exercise of prepayment rights during periods of declining spreads could cause us to reinvest prepayment proceeds in lower-yielding investments.

We may acquire interests in loans either directly by way of assignment or indirectly by way of participation or through the acquisition of synthetic securities, structured finance securities or interests in lease agreements that have the general characteristics of loans and are treated as loans for withholding tax purposes. We will not originate loans. The purchaser by an assignment of a loan obligation typically succeeds to all the rights and obligations of the selling institution and becomes a lender under the loan or credit agreement with respect to the debt obligation. In contrast, participations we acquire in a portion of a debt obligation held by a selling institution typically result in a contractual relationship only with such selling institution, not with the obligor. We would have the right to receive payments of principal, interest and any fees to which it is entitled under the participation only from the selling institution and only upon receipt by the selling institution of such payments from the obligor. In purchasing a participation, we generally will have no right to enforce compliance by the obligor with the terms of the loan or credit agreement or either instrument evidencing such debt obligation, nor any rights of setoff against the obligor, and we may not directly benefit from the collateral supporting the debt obligation in which we have purchased the participation. As a result, we would assume the credit risk of both the obligor and the selling institution. In the event

of the insolvency of the selling institution, we may be treated as a general creditor of the selling institution in respect of the participation and may not benefit from any setoff between the selling institution and the obligor.

In addition, when we hold a participation in a debt obligation, we may not have the right to vote to waive enforcement of any default by an obligor. Selling institutions commonly reserve the right to administer the debt obligations sold by them as they see fit and to amend the documentation evidencing such debt obligations in all respects. A selling institution voting in connection with a potential waiver of a default by an obligor may have interests that differ from our interests, and the selling institution might not consider our interests in connection with its vote. However, most participation agreements with respect to bank loans provide that the selling institution may not vote in favor of any amendment, modification or waiver that forgives principal, interest or fees, reduces principal, interest or fees that are payable, postpones any payment of principal (whether a scheduled payment or a mandatory prepayment), interest or fees, or releases any material guarantee or security without the consent of the participant (at least to the extent the participant would be affected by any such amendment, modification or waiver). In addition, many participation agreements with respect to bank loans that provide voting rights to the participant further provide that, if the participant does not vote in favor of amendments, modifications or waivers, the selling institution may repurchase such participation at par.

Purchasers of loans are predominately commercial banks, investment funds and investment banks. As secondary market trading volumes increase, new loans frequently contain standardized documentation to facilitate loan trading that may improve market liquidity. There can be no assurance, however, that future levels of supply and demand in loan trading will provide an adequate degree of liquidity or that the current level of liquidity will continue. Because holders of such loans are provided confidential information relating to the borrower, the unique and customized nature of the loan agreement, and the private syndication of the loan, loans are not purchased or sold as easily as publicly traded securities are purchased or sold. In addition, historically the trading volume in the loan market has been small relative to the market for high yield debt securities. See "— Some of our investments will be illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions."

Investments in CDO securities are subject to credit, liquidity and interest rate risks.

CDO securities generally are limited recourse obligations of the issuer thereof payable solely from the underlying assets of the issuer or proceeds thereof. The assets backing CDO securities may consist of high yield debt securities, loans, participations, synthetic securities, trust preferred securities, structured finance securities and other debt instruments. CDO securities are subject to credit, liquidity and interest rate risks similar in many respects to the risks of investing in the loan, high yield debt and other types of assets described elsewhere herein. However, CDO securities often represent subordinated or mezzanine classes that have highly leveraged exposure to the pool of securities owned by the issuer of the CDO security and to these attendant risks. These risks could be further exacerbated to the extent that the portfolio is concentrated in one or more particular asset types or classes.

CDO securities are in general privately placed and offer less liquidity than investment-grade or high-yield corporate debt. In addition, CDO securities may be issued in "market value CDO" structures under which the assets collateralizing the CDO securities are subject to liquidation upon the failure of certain tests, and it is likely that any such liquidation would result in a substantial loss of value of the related CDO securities.

Many subordinate classes of CDO securities provide that a deferral of interest thereon or a write-down does not constitute an event of default and the holders of such securities will not have available to them any associated default remedies. During such periods of non payment or partial non-payment, such non paid interest will generally be capitalized and added to the outstanding principal balance of the related security. Any such deferral will reduce the amount of current payments made on such CDO securities.

Reliable sources of statistical information with respect to the default and recovery rates for the type of securities represented by the assets collateralizing CDO securities are limited and, in many cases, do not exist. Should increases in default rates or decreases in recovery rates occur with respect to the assets underlying CDO securities, the actual default of the CDO securities may materially exceed and the recovery rates may be materially less than historical performance. There can be no assurance that the ultimate recovery on any defaulted CDO securities will be at least equal to either the minimum recovery rate assumed by either the rating agencies that rated the CDO securities, or any recovery rate used in connection with any analysis of the CDO securities that may have

been prepared for or at the direction of holders of any CDO securities. See "— Some of our investments will be illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions."

Returns on synthetic securities are subject to the credit risk of the reference obligations and the reference obligors, in addition to the credit risk of the counterparties to the relevant derivative contracts.

Although we currently do not invest a significant portion of our investment portfolio in synthetic securities, we may choose to do so in the future. Synthetic securities use derivative contracts to create synthetic exposure to a relevant loan, corporate debt security or asset backed security (a "Reference Obligation") issued by a specified entity (the "Reference Obligor"; and such securities "Synthetic Securities"). The economic return on a Synthetic Security depends substantially upon the performance of the related Reference Obligation and partially upon the performance of the collateral we post to secure our obligations to the counterparty to the derivative contract constituting such Synthetic Security (the "Synthetic Security Counterparty"). Synthetic Securities generally have probability of default, recovery upon default and expected loss characteristics which are closely correlated to the corresponding Reference Obligation, but may have different maturity dates, coupons, payment dates or other non credit characteristics than the corresponding Reference Obligation. In addition to the credit risks associated with holding the Reference Obligation, with respect to Synthetic Securities we will usually have a contractual relationship only with the related Synthetic Security Counterparty, and not with the Reference Obligor of the Reference Obligation. Due to the fact that a Synthetic Security may be illiquid or may not be terminable on demand (or terminable on demand only upon payment of a substantial fee by us), our ability to dispose of a Synthetic Security, if circumstances arise permitting such disposal, may be limited. We generally will have no right to directly enforce compliance by the Reference Obligor with the terms of the Reference Obligation nor with any rights of set off against the Reference Obligor, nor will we have any voting rights with respect to the Reference Obligation. We will not directly benefit from the collateral supporting the Reference Obligation and will not have the benefit of the remedies that would normally be available to a holder of such Reference Obligation.

In addition, in the event of the insolvency of the Synthetic Security Counterparty, we will be treated as a general creditor of such Synthetic Security Counterparty, and will not have any claim with respect to the Reference Obligor or the Reference Obligation. Consequently, we will be subject to the credit risk of the Synthetic Security Counterparty as well as that of the Reference Obligor and the Reference Obligation. As a result, concentrations of Synthetic Securities in any one Synthetic Security Counterparty involve an additional degree of risk with respect to defaults by such Synthetic Security Counterparty. In addition, neither the Synthetic Security Counterparty nor its affiliates will be (or will be deemed to be acting as) our agent or trustee in connection with the exercise of, or the failure to exercise, any of the rights or powers of the Synthetic Security Counterparty and/or its affiliates arising under or in connection with their respective holding of any Reference Obligation. The Synthetic Security Counterparty and its affiliates (i) may deal in any Reference Obligation, (ii) may generally engage in any kind of commercial or investment banking or other business transactions with any issuer of a Reference Obligation, and (iii) may act with respect to transactions described in the preceding clauses (i) and (ii) in the same manner as if the Synthetic Security did not exist and without regard to whether any such action might have an adverse affect on us or such Reference Obligation.

Our obligation to make payments to a Synthetic Security Counterparty under a Synthetic Security creates credit exposure to the related Reference Obligations (as well as to the default risk of the related Synthetic Security Counterparty). Following the occurrence of a "credit event," we may be required to pay to the Synthetic Security Counterparty a "physical settlement payment" or a "cash settlement payment." Such "credit events" may arise from certain principal shortfall amounts, writedown payments and interest shortfalls under the Reference Obligation upon the occurrence thereof.

Because neither we nor the Synthetic Security Counterparty is required to hold any Reference Obligation, we will not have any right to obtain from either the Synthetic Security Counterparty or the Reference Obligor information on the Reference Obligations or information regarding any Reference Obligor. The Synthetic Security Counterparty will have no obligation to keep us informed as to matters arising in relation to any Reference Obligation including whether or not circumstances exist under which there is a possibility of the occurrence of a credit event. Determination of the credit protection amounts and reimbursement amounts in relation to a Synthetic Security will depend on the relevant servicer reports being available and on such reports containing adequate

information to enable the required calculations to be made. Current private industry investigations of the market practices show that such reports can vary and that not all reports contain adequate information. In addition, access to servicer reports may be limited if such reports are confidential and neither counterparty holds the related Reference Obligation.

Investments in corporate debt are subject to the credit risk of the issuer and price volatility.

We may gain exposure to corporate debt through purchases of bank loans and corporate bonds, subject to our investment guidelines. Corporate debt securities are subject to the risk of the issuer's inability to meet principal and interest payments on the obligation and may also be subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity. Debt securities with longer maturities tend to be more sensitive to interest rate movements than those with shorter maturities. The majority of our investments in bank loans are allocated to first lien position loans, however, ultimate recovery in the event of a default is dependent on the creditworthiness of the issuer, if secured assets are not sufficient to fully pay our claim. Bank loans are generally floating rate, however they may bear a fixed rate of interest and thus be subject to price declines when interest rates rise. Corporate bonds are lower in seniority to first lien bank loans and thus bear greater credit risk. Also, corporate bonds are typically bear a fixed interest rate coupon and thus usually bear interest rate risk.

Investments in convertible securities are subject to a number of potential risks.

We may invest in convertible securities, which are debt securities or preferred equity securities that are exchangeable for other debt or equity securities of the issuer at a predetermined price. Convertible securities entitle the holder to receive interest payments paid on corporate debt securities or the dividend preference on preferred equity securities until such time as the convertible security matures or is redeemed or until the holder elects to exercise the conversion privilege. As a result of the conversion feature, convertible securities typically offer lower interest rates than if the securities were not convertible. It is possible that the potential for appreciation on convertible securities may be less than that of a common stock equivalent.

Convertible securities may or may not be investment grade. To the extent that convertible securities are rated lower than investment grade or not rated, there would be greater risk as to timely repayment of the principal of, and timely payment of interest or dividends on, those securities.

Also, in the absence of adequate anti-dilution provisions in a convertible security, dilution in the value of our holding may occur in the event the underlying stock is subdivided, additional securities are issued, a stock dividend is declared or the issuer enters into another type of corporate transaction which increases its outstanding securities.

A portion of our investment portfolio may consist of non-agency RMBS and RMBS backed by non-conforming, non-prime or sub-prime residential mortgage loans, which are subject to high delinquency, foreclosure and loss rates.

Although we currently do not invest in non-agency RMBS and RMBS backed by non-conforming, non-prime or sub-prime residential mortgage loans, we may choose to do so in the future.

Non-agency RMBS have a higher risk of loss than do agency-backed RMBS because they are not guaranteed by Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac"), Government National Mortgage Association ("Ginnie Mae"), or the U.S. government. We expect that the residential mortgage loans will be non-conforming due to non-credit factors including, but not limited to, the fact that the (i) mortgage loan amounts exceed the maximum amount for such mortgage loan to qualify as a conforming mortgage loan, and (ii) underwriting documentation for the mortgage loan does not meet the criteria for qualification as a conforming mortgage loan. Non-conforming residential mortgage loans may have higher risk of delinquency and foreclosure and losses than conforming mortgage loans. Non-prime and sub-prime residential mortgage loans are made to borrowers who have poor or limited credit histories and as a result they do not qualify for traditional mortgage products. Because of the poor, or lack of, credit history, non-prime and sub-prime borrowers have a materially higher rate of delinquencies and foreclosure and loss rates compared to prime credit quality borrowers. We may realize material credit losses if we invest in RMBS backed by non-conforming,

sub-prime and non-prime residential mortgage loans because such RMBS are subject to substantially all of the risks of the underlying loans.

The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high, therefore investments in stressed and distressed investments involve a substantial degree of risk.

We may invest in securities and/or obligations of U.S. and non-U.S. companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings. These types of investments are commonly referred to as "special situations." Stressed investments would include companies whose debt securities and/or obligations trade between par and 75% of par and are in jeopardy of missing a coupon payment or in need of bank covenant waivers to avoid default. Distressed investments would include companies whose debt securities trade below 75% of par, are in default, in need of restructuring or reorganization, have limited access to the capital markets, or have indebtedness which yields 1,000 basis points or more over the 10-year U.S. Treasury bond. Although such investments may result in significant returns to us, they involve a substantial degree of risk. Among the risks inherent in troubled entities is the inability to obtain information as to the true condition of such issuers. Such investments also may be affected adversely by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and a bankruptcy court's power to disallow, reduce, subordinate or disenfranchise particular claims. Any one or all of such companies may be unsuccessful in their reorganization and their ability to improve their operating performance. In the case of liquidations, the proceeds realized through the liquidation process may be significantly less than originally projected at the time of investment. Further, the level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high. There is no assurance that we will correctly evaluate the intrinsic value of any or all of the companies, the securities and/or obligations which we may acquire. There is also no assurance that we will correctly evaluate how such value will be distributed among the different classes of creditors, nor that we will have properly assessed the steps and timing thereof in the bankruptcy or liquidation process. In any reorganization or liquidation proceeding relating to a company in which we invest, we may lose our entire investment, and may be required to accept cash or securities with a value less than our original investment and/or may be required to accept payment over an extended period of time. Under such circumstances, the returns generated from our investments may not compensate us adequately for the risks assumed.

Troubled company and other asset-based investments require active monitoring and will, at times, require participation in business strategy or reorganization proceedings by Carlyle. In addition, involvement by Carlyle in a company's reorganization proceedings could result in the imposition of restrictions limiting our ability to liquidate its position in the securities of the company.

Payments made on assets held by us may be voidable because of the insolvency and/or other structural and legal issues with respect to issuers and obligors of such assets.

Various laws enacted for the protection of creditors may apply to RMBS, commercial mortgage backed securities ("CMBS"), CDO securities, leveraged loans, high yield debt securities and other types of investments. If a court in a lawsuit brought by an unpaid creditor or representative of creditors of an issuer of such an asset, such as a trustee in bankruptcy, were to find that the issuer did not receive fair consideration or reasonably equivalent value for incurring the indebtedness constituting the asset or for granting a lien securing the asset and, after giving effect to such indebtedness or such lien, the issuer (i) was insolvent, (ii) was engaged in a business for which the remaining assets of such issuer constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could determine to invalidate, in whole or in part, such indebtedness or such lien as a fraudulent conveyance, to subordinate such indebtedness or such lien to existing or future creditors of such issuer, or to recover amounts previously paid by such issuer in satisfaction of such indebtedness. The measure of insolvency for purposes of the foregoing will vary. Generally, an issuer would be considered insolvent at a particular time if the sum of its debts were then greater than all of its property at a fair valuation, or if the present fair saleable value of its assets was then less than the amount that would be required to pay its probable liabilities on its existing debts as they became absolute and matured. There can be no assurance as

to what standard a court would apply in order to determine whether the issuer was "insolvent" after giving effect to the incurrence of the indebtedness constituting the asset or the grant of a lien securing an asset or that, regardless of the method of valuation, a court would not determine that the issuer was "insolvent" upon giving effect to such incurrence or grant. In addition, in the event of the insolvency of an issuer of an asset, payments made on such asset or a lien securing such asset could be subject to avoidance as a "preference" if made within a certain period of time (which may be as long as one year or longer) before insolvency. Payments made under loans underlying assets may also be subject to avoidance in the event of the bankruptcy of the borrower. In general, if payments on an asset are voidable, whether as fraudulent conveyances or preferences, such payments can be recaptured.

In addition, structural and legal risks include the possibility that, in a bankruptcy or similar proceeding involving the originator or the servicer of an RMBS, CMBS, CDO or other asset backed security (often the same entity or affiliates of the issuer), the assets of the issuer could be treated as never having been truly sold by the originator to the issuer or could be substantively consolidated with those of the originator or the servicer. Challenges based on such doctrines could also result in cash flow delays and material losses on the related asset.

The securities or loans of small and/or less well-established companies may be subject to greater price fluctuations and our investments in such securities may result in material losses.

We may invest in small and/or less well-established companies. While smaller companies generally have potential for rapid growth, they often involve higher risk because they lack the management experience, financial resources, product diversification and/or competitive strength of larger corporations. In addition, in many instances, the frequency and volume of their trading is substantially less than is typical of larger companies. As a result, the securities or loans of smaller companies may be subject to wider price fluctuations. In addition, due to thin trading in some of those stocks, bonds or loans, an investment in those stocks, bonds or loans may be considered less liquid than an investment in many large-capitalization stocks, bonds or loans. When making large sales, we may have to sell portfolio holdings at discounts from quoted prices or may have to make a series of small sales over an extended period of time due to the trading volume of smaller company securities.

Some of our investments will be illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

Illiquid securities include most securities the disposition of which is subject to substantial legal or contractual restrictions and are generally viewed as securities that cannot be disposed of within seven business days at approximately the amount which we have valued the securities.

The securities that we purchase in connection with privately negotiated transactions are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. Some of the mortgage-backed securities that we purchase will be traded in private, unregistered transactions and are therefore subject to restrictions on resale or otherwise have no established trading market. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we previously recorded our investments. Furthermore, we may face other restrictions on our ability to liquidate an investment in a business entity to the extent that we or Carlyle has or could be attributed with material non-public information regarding such business entity (see also "— Risks Related to Our Management by Carlyle — Neither we nor Carlyle will be free to act on material non-public information that Carlyle's employees may acquire, and as a result we may not be able to effect transactions that otherwise we may have decided to carry out," below).

A concentration of our investments in a particular issuer, security, currency or market may increase the volatility of returns and the risk of loss on our investments.

To the extent that our investment guidelines allow us to concentrate our investments in a particular issuer, security, currency or market, our investments will become more susceptible to fluctuations in value resulting from adverse economic or business conditions affecting that particular issuer, security, currency or market.

Hedging transactions may limit our income or result in material losses.

We intend to engage in certain hedging transactions throughout our structure to limit our exposure to changes in interest rates, currency exchange rates and other financial market changes and therefore may expose ourselves to risks associated with such transactions. For instance, we may utilize instruments such as puts and calls on securities or indices of securities, futures contracts and options on such contracts, interest rate swaps and/or swaptions to seek to hedge against mismatches between the cash flows on our assets and the interest payments on our liabilities or fluctuations in the relative values of our portfolio positions, in each case resulting from changes in relevant market rates.

Hedging does not necessarily eliminate the possibility of fluctuations or prevent losses. The degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. Moreover, while we may enter into such transactions to seek to reduce relevant market rate risks, unanticipated changes in rates may result in reduced overall investment performance than if we had not engaged in any such hedging transactions. In addition, it may not be possible to hedge against a rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price. We will also be exposed to the credit risk of the counterparty with respect to payments under derivative instruments that we invest for hedging purposes.

Our use of short selling and investment in derivative instruments may result in material losses.

We may, primarily for hedging purposes, engage in short selling. Short selling, which involves selling securities not currently owned (i.e. selling borrowed securities), necessarily involves certain additional risks. These transactions expose us to the risk of uncapped losses until a position can be closed out due to the lack of an upper limit on the price to which a security may rise. There is the risk that the borrowed securities in connection with a short sale must be returned to the securities lender on short notice. As a result, we may be forced to purchase the security at the then prevailing market price which may be significantly higher than the price at which we originally sold short such security.

We may, as part of our investment policies and/or for hedging purposes, invest in both exchange-traded and over-the-counter derivative instruments, including, but not limited to, futures, forwards, swaps, options, contracts for differences and other synthetic or derivative financial instruments. Such financial instruments inherently contain much greater leverage than a non-margined purchase of the underlying security or instrument. As a result, depending on the type of an instrument, a relatively small movement in the price of the underlying security or instrument may result in losses greater than the amount of the investment made by us.

Over-the-counter derivative instruments are not traded on an exchange or generally subject to direct government regulation. Rather, these instruments, which generally are bilateral and customized as to terms, are traded through an informal network of banks and other dealers, which have no obligation to make markets in these instruments. Therefore, it may be impossible to liquidate an existing position, to assess the value of a position or assess the exposure to risk. Moreover, the participants in such markets are typically not subject to credit evaluation and regulatory oversight as are members of "exchange-based" markets, and the settlement of transactions in such instruments is generally not guaranteed by an exchange or its clearing house. This exposes us to a high degree of risk that counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not *bona fide*) or because of a credit or liquidity problem, thus causing us to suffer a loss.

Finally, in general, an imperfect or variable degree of correlation between price movements of the security that is being used as the hedge and the security sought to be hedged may prevent us from achieving the intended hedging effect and expose us to the risk of loss. See "— Hedging transactions may limit our income or result in material losses."

Investments outside of the United States or denominated in non-U.S. currencies involve risks that are not present with domestic investments, including currency rate exposure and uncertainty in respect of foreign laws and markets.

Our shares are denominated in U.S. dollars, any dividends we pay will be paid in U.S. dollars and our books are maintained in U.S. dollars. Although our general policy is to hedge currency exchange risks on the principal portion of our investments if that is considered to be economically justifiable, investments outside of the United States or denominated in non-U.S. currencies pose currency exchange risks as well as a range of other potential risks which could include, among other things, political or social instability, illiquidity, price volatility and/or market manipulation.

Transaction costs of investing outside of the United States are generally higher than within the United States and non-U.S. securities markets may not be as liquid as U.S. markets. In addition, less information may be available regarding non-U.S. issuers and non-U.S. companies may not be subject to accounting, auditing and financial reporting standards and requirements comparable to, as stringent as or as uniform as those of U.S. companies. There is generally less government supervision and regulation of non-U.S. exchanges, brokers and issuers than there is in the U.S. and there is greater difficulty in taking appropriate legal action in non-U.S. courts. Non-U.S. markets also have different clearance and settlement procedures which in some markets have at times failed to keep pace with the volume of transactions, thereby creating substantial delays and settlement failures that could adversely affect our performance. Furthermore, we may incur costs in connection with conversions between various currencies, and there is counterparty risk since currency trading is done on a principal to principal basis.

The due diligence process that Carlyle intends to undertake in connection with our investments may not reveal all facts that may be relevant.

Before making an investment, Carlyle intends to conduct due diligence to the extent it deems reasonable and appropriate based on the facts and circumstance applicable to such investment. The objective of the due diligence process is to identify attractive investment opportunities based on the facts and circumstances surrounding an investment. When conducting due diligence, Carlyle is expected to evaluate a number of important business, financial, tax, accounting, environmental and legal issues in determining whether or not to proceed with an investment. In conducting due diligence and making an assessment regarding an investment, Carlyle is expected to rely on the resources available to it, including information provided by the target of the investment and, in some cases, third party investigations. There can be no assurance that these due diligence processes will uncover or highlight all relevant facts that may be necessary or helpful in making an investment decision, or result in an investment being successful.

Carlyle's analytical models that we rely upon may be inaccurate or inadequate.

We employ certain strategies which depend upon the reliability, accuracy and analyses of Carlyle's analytical models. To the extent such models (or the assumptions underlying them) do not prove to be correct, we may not perform as anticipated, which could result in material losses. All models ultimately depend upon the judgment of the investment team and the assumptions embedded in the models. To the extent that, with respect to any investment, the judgment or assumptions are incorrect, we can suffer material losses.

The models that we use to assess and control our risk exposures reflect assumptions about the degrees of correlation or lack thereof among prices of various asset classes or other market indicators, and in times of market stress or other unforeseen circumstances previously uncorrelated indicators may become correlated, or conversely previously correlated indicators may move in different directions. These types of market movements may at times limit the effectiveness of our hedging strategies and cause us to incur material losses.

Market fluctuations caused by force majeure, terrorism or certain other acts may adversely affect our performance.

In addition to historic market risks, our performance may be adversely affected by market fluctuations resulting from certain risks which are unprecedented in nature or magnitude and therefore not amenable to existing risk management techniques which are based on modeling past events and assigning probabilities to the recurrence

of those events. Such events include, without limitation, catastrophic acts of terror resulting in mass casualties and associated destruction and subsequent abandonment of large areas in urban locales; imposition or declaration of martial law in jurisdictions with a long history of civil rule of law; mass disruption of telecommunications facilities due to terrorist acts; pandemics resulting from bio-terror attacks or outbreaks of fatal disease for which there is no cure or treatment; urban terror using nerve gas or other toxins; terrorist use of nuclear weapons, radiation dispersal weapons or other weapons of mass destruction; cyber-terror and terrorist attacks on financial markets, exchanges and payments systems; and acts of Providence. In no case will our board of directors or Carlyle be held responsible for such acts which are beyond their control or the consequential effects thereof such as computer failure, market distortion or other extraordinary results.

Risks Related to Our Management by Carlyle

We are highly dependent on Carlyle and we may not find a suitable replacement if our investment management agreement is terminated.

We do not directly employ any employees and depend on Carlyle for the day-to-day management and operation of our business. Under our investment management agreement, Carlyle Investment Management will be responsible for, among other things, selecting, acquiring and disposing of investments, carrying out financing, cash management and risk management activities, providing investment advisory services, including with respect to our investment guidelines, and arranging for personnel and support staff to be provided to carry out the management and operation of our business. Personnel and support staff provided by Carlyle are not required to have as their primary responsibility our day-to-day management and operations or to act exclusively for us. Although Carlyle currently employs a team of investment professionals who are responsible for managing our affairs and structuring and monitoring our investment portfolio, Carlyle is permitted to reduce the number of professionals so responsible or allocate some, or a material portion, of their time to businesses and activities that are not related to, or affiliated with, us. Additionally, there are no restrictions on Carlyle's ability from time to time to establish funds or other publicly traded entities that compete with us for access to Carlyle's personnel.

Furthermore, we are subject to the risk that Carlyle Investment Management will terminate our investment management agreement and that no suitable replacement will be found. See "Our Management by Carlyle and Our Investment Management Agreement — Our Investment Management Agreement."

If our investment management agreement were to be terminated, we and our subsidiaries would lose the ability to use the "Carlyle" name, which could have an adverse effect on us. See "Relationships with Carlyle and Related Party Transactions — Licensing Agreement."

The departure of any of our Investment Committee members or the loss of our access to Carlyle's investment professionals may adversely affect our ability to achieve our investment objectives.

We depend on the diligence, skill and network of business contacts of our Investment Committee members. We also depend on Carlyle's investment professionals and the information and deal flow generated by such investment professionals during the normal course of their investment and portfolio management activities. Our Investment Committee evaluates, negotiates, structures, closes and monitors our investments. Our future success will depend on the continued service of our Investment Committee members. The members of our Investment Committee may be appointed or removed at any time in the discretion of Carlyle Investment Management. The departure of any of our Investment Committee members, or of a significant number of the investment professionals, could have a material adverse effect on our ability to achieve our investment objectives. In addition, we can offer no assurance that we will continue to have access to Carlyle's investment professionals or its information and deal flow.

If Carlyle Investment Management ceases to be our investment manager under our investment management agreement, financial institutions providing our credit facilities may not provide future financing to us.

The financial institutions that finance our investments pursuant to repurchase agreements and other credit facilities may require that Carlyle Investment Management manage our operations pursuant to our investment management agreement as a condition to making continued advances to us under these credit facilities.

Additionally, if Carlyle Investment Management ceases to be our investment manager, each of these financial institutions under these credit facilities may terminate their facility and their obligation to advance funds to us in order to finance our future investments. If Carlyle Investment Management ceases to be our investment manager for any reason and we are not able to obtain financing under these credit facilities, our growth may be limited.

Carlyle's liability is limited under our investment management agreement, and we have agreed to indemnify Carlyle against certain liabilities.

Pursuant to our investment management agreement with Carlyle Investment Management, its affiliates and their officers, directors, managing members, members and employees will not be liable to us, our directors, or our shareholders for acts performed in accordance with and pursuant to our investment management agreement, except by reason of acts constituting willful misconduct or gross negligence.

Pursuant to our investment management agreement, we will indemnify Carlyle and its officers, directors, managing members, members, employees, and certain other parties against all losses, expenses, and costs or damages arising out of or in connection with actions of such indemnified party or failure to act on the part of such indemnified party all in connection with our investment activities or in respect of our investment management agreement or the services provided by Carlyle to us, in the absence of willful misfeasance, gross negligence, bad faith or reckless disregard of duties. See "Our Management by Carlyle and Our Investment Management Agreement — Our Investment Management Agreement."

Our investment management agreement may be difficult and costly to terminate.

Termination of our investment management agreement with Carlyle Investment Management may be difficult and costly. The term of our investment management agreement is one year from its commencement, to be automatically renewed for a one-year term on each anniversary of the commencement of our operations on September 12, 2006, unless it is terminated (without any penalty or termination fee) as follows: (1) by Carlyle Investment Management at any time upon 180 business days' prior written notice to us or (2) upon the occurrence of (a) a resolution adopted by a majority of our independent directors and (b) a resolution adopted by the holders of at least 66⅔% of the Class B shares (excluding any such Class B shares held by Carlyle). These provisions may increase the effective cost to us of terminating the investment management agreement. See "Our Management by Carlyle and Our Investment Management Agreement — Our Investment Management Agreement."

Carlyle may form or have an interest in the management of investment funds or similar vehicles which may compete with us for some of the same investment opportunities.

Carlyle may from time to time form or have a financial or operational interest in the management of one or more investment funds or similar investment vehicles which may be permitted to allocate a portion of their portfolios to RMBS, ABS, CMBS, mezzanine debts, high yield debts, bank loans, private equity investments and other similar asset classes, and whose investment objectives may overlap with our investment objectives. Such investment vehicles will be managed separately from us and it is therefore possible that they may independently consider the same investment opportunities as us and thereby on any given occasion compete with us for the same investment opportunity.

Carlyle is not under any obligation to offer investment opportunities of which it becomes aware to us or to account to us (or share with us or inform us of) any such transaction or any benefit Carlyle receives from any such transaction or to inform us of any investments before offering any investments to other funds or accounts managed or advised by Carlyle. Carlyle may make an investment on behalf of any account that it manages or advises without offering the investment opportunity or making any investment on our behalf. Furthermore, affiliates of Carlyle may make an investment on their own behalf without offering the investment opportunity to, or Carlyle making any investment on behalf of, us.

There are potential conflicts of interest in our relationship with Carlyle (including our management and officers), which could result in decisions that are not in the best interests of our shareholders.

Various potential and actual conflicts of interest may arise from the overall advisory, investment and other activities of Carlyle and its clients. Carlyle may give advice, and take action, with respect to any current or future managed account or client that may be different from or conflict with the advice given to us, or may involve a different timing or nature of action taken than with respect to us. As a result, Carlyle and its clients may invest in obligations, securities or loans that are senior to, or have interests different from or adverse to, the obligations, securities or loans in which we invest. Therefore, Carlyle and its clients may pursue or enforce rights with respect to an issuer in which we have invested, and those activities may have an adverse effect on our investment in such issuer.

In addition, conflicts may arise because investment decisions regarding our portfolio may benefit other accounts or funds, including accounts or funds that may provide greater fees or other compensation to Carlyle than provided by us, or accounts or funds in which Carlyle personnel have an interest. For example, the sale of a long position by us may impair the price of the same security sold short by (and therefore accrue to the benefit of) another account or fund, and the purchase of a security or covering of a short position in a security by us may increase the price of the same security held by (and therefore accrue to the benefit of) another account or fund. The chairman of our board of directors, and certain of our other directors and officers, also serve or may serve as officers or directors of Carlyle and/or one or more of its existing or future affiliates. Such individuals may therefore have obligations to Carlyle, its affiliates and their respective investors which may, in particular circumstances, conflict with our interests or those of our shareholders.

Furthermore, Carlyle may at certain times be simultaneously seeking to purchase or dispose of investments for its respective account, for us, for any similar entity for which it serves as investment advisor and for its clients or affiliates. Therefore, Carlyle may effect agency cross-transactions whereby Carlyle causes a transaction to be effected between us and another account managed or advised by Carlyle. Carlyle may also effect principal transactions between Carlyle and us. These transactions may not be the result of arm's-length negotiations and will involve conflicts between our interests and those of Carlyle, other accounts managed by it or its affiliates.

For the purpose of securing our approval to affiliate transactions including transactions which may be deemed to be principal transactions governed by Section 206(3) of the Investment Advisers Act, we will select an independent agent and two alternate independent agents to approve of transactions presented by Carlyle for its review. The independent agent will approve such transaction if it determines, in its sole judgment, that the monetary or business consideration arising therefrom would be substantially as advantageous to us as the monetary or business consideration which we would obtain in a comparative arm's-length transaction with a person who is not an affiliate. However, there can be no assurance that any procedural protections will be sufficient to assure that these transactions will be made on terms that will be at least favorable to us as those that would have been obtained in an arm's-length transaction.

Neither we nor Carlyle will be free to act on material non-public information that Carlyle's employees may acquire, and as a result we may not be able to effect transactions that otherwise we may have decided to carry out.

Carlyle may have ongoing relationships with, render services to, or engage in transactions with, the companies which issue the underlying loans which we purchase. Carlyle and its clients may own equity or debt securities issued by such companies, including controlling interests therein. As a result, officers or affiliates of Carlyle may possess confidential or material non-public information or be restricted from initiating transactions in certain securities. Carlyle will not be free to act upon any such information and, should the employees of Carlyle involved in our management acquire such information, we will also not be free to act upon any such information. Due to these restrictions, we may not be able to initiate transactions that we otherwise might have initiated and may not be able to sell investments that we otherwise might have decided to sell.

The Incentive Fee arrangement that we have with Carlyle Investment Management pursuant to our investment management agreement may induce Carlyle to engage in riskier activities on our behalf than it otherwise would and may result in substantially higher payments by us to Carlyle Investment Management than alternative arrangements.

We are obligated to pay the Incentive Fee to Carlyle Investment Management pursuant to our investment management agreement. The Incentive Fee may result in substantially higher payments by us to Carlyle Investment Management than alternative arrangements in other types of investment vehicles. The existence of the Incentive Fee may create an incentive for Carlyle to make riskier or more speculative investments than it would otherwise make in the absence of such fee. The Incentive Fee includes amounts in respect of any unrealized appreciation of our investments and may reflect a higher fee than would be payable based on actual realized returns.

"Soft dollar" arrangements between Carlyle and banks, brokers and dealers may cause Carlyle to conduct transactions with a specific bank, broker or dealer even though such party may not offer the lowest transaction rates.

Carlyle may consider various factors in selecting banks, brokers and dealers to effect transactions. Such factors may include: price, ability to effect the transactions, facilities, reliability and financial responsibility, as well as the products or services that may be provided by such banks, brokers or dealers to Carlyle. These products and services may include research utilized by Carlyle in its investment processes. As a result, to the extent permitted by law, such "soft dollar" arrangements may cause Carlyle to conduct transactions with a specific bank, broker or dealer even though such party may not offer the lowest transaction fees. We may not receive any benefits from these products and services received by Carlyle.

Investors will have very limited management rights.

Subject to certain limited rights of the investors all as set forth herein, and certain other limitations imposed by law, Carlyle has full, exclusive and complete authority to implement our investment objective. The Class B shares are non-voting and do not permit the shareholders to vote on any matters except as set forth herein. Our shareholders are not entitled to participate, directly or indirectly, in our management or operations, to unilaterally cause Carlyle Investment Management to withdraw as our investment manager or to elect the members of our board of directors. The holders of the Class B shares shall not have any right to receive notice of, attend at or vote at any meetings of our company. See "Our Management by Carlyle and Our Investment Management Agreement — Our Investment Management Agreement."

Risks Related to Our Operation and Business Strategy

We have a limited operating and financial history and Carlyle has a limited operating history in the strategies contemplated by us.

We are a Guernsey limited company that was registered on August 29, 2006 and which has commenced limited operations. We have only the historical financial statements set out in this offering memorandum and limited other meaningful operating or financial data with which you may evaluate us, the performance of the investments that we intend to make or the effectiveness of our investment strategy as a whole. An investment in us is therefore subject to all of the risks and uncertainties associated with a new business, including the risk that we will not achieve our investment objective and that the value of the Class B shares or RDSs could decline substantially.

Furthermore, although our Investment Committee includes experienced investment professionals, Carlyle and our Investment Committee has only a limited operating history in the strategies contemplated by us on which prospective investors may base an evaluation of our future performance. Finally, Carlyle's track record and our past performance are not necessarily indicative of our future performance.

We are not, and do not intend to become, regulated as an investment company under the Investment Company Act and related rules.

We have not been and do not intend to become registered as an investment company under the Investment Company Act and related rules. The Investment Company Act and related rules provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies (which, among other things, require investment companies to have a majority of disinterested directors, provide limitations on leverage and limit transactions between investment companies and their affiliates). None of these protections or restrictions is or will be applicable to us. In addition, in order to avoid being required to register as an investment company under the Investment Company Act and related rules, we have implemented restrictions on the ownership and transfer of our Class B shares and the RDSs, which may materially affect your ability to holder or transfer our Class B shares or the RDSs.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We and Carlyle are subject to laws and regulation enacted by national, regional and local governments. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Legal and regulatory changes could occur from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations by us or Carlyle could have a material adverse effect on our business, investments and results of operations. See "— Risks Related to Taxation — Although it is anticipated that we will not be deemed to be engaged in a U.S. trade or business and subject to U.S. federal income tax on a net basis, no assurance can be given in this regard for any given taxable year."

We may incur material losses as a result of ineffective risk management processes and strategies.

We seek to monitor and control our risk exposure through a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems. Our risk management process seeks to balance our ability to profit from trading positions with our exposure to potential losses. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes. Thus, we may, in the course of our activities, incur material losses.

Our investment strategy is highly dependent on communications and information systems.

Our investment strategy is highly dependent on communications and information systems. Any failure or interruption of our systems could cause delays or other problems in our securities trading activities, including mortgage-backed securities trading activities, which could have a material adverse effect on our operating results and negatively affect the value of the Class B shares and the RDSs and our ability to pay dividends to shareholders.

Valuations of our securities and other investments, which will affect the amount of the Management Fee and Incentive Fee to be paid to Carlyle Investment Management, may involve uncertainties and judgments. The liquidation values of our securities and other investments may differ significantly from the interim valuations of such investments derived from the valuation methods used by us.

Because of the overall size and concentrations in particular markets and maturities of positions that we may hold from time to time, the liquidation values of our securities and other investments may differ significantly from the interim valuations of such investments derived from the valuation methods described in our consolidated financial statements included herein. Such differences may be further affected by the time frame within which such liquidation occurs. Third-party pricing information may at times not be available regarding certain of our securities and other investments. Valuations of our securities and other investments, which will affect the amount of the Management Fee and Incentive Fee to be paid to Carlyle Investment Management, may involve uncertainties and judgments, and if such valuations should prove to be incorrect, our total equity could be adversely affected. In addition, valuations based on models will be affected by assumptions in the models and may not reflect the prices at

which positions could, in fact, be covered or sold. Absent bad faith or manifest error, valuation determinations will be conclusive and binding.

We may change our investment strategy or investment guidelines at any time without the consent of shareholders, which could result in us acquiring assets that are different from, and possibly riskier than, the investment guidelines described in this offering memorandum.

We may change our investment strategy and/or capital allocation guidelines at any time without the consent of shareholders, which could result in us acquiring assets that are different from, and possibly riskier than, the investment strategy and capital allocation guidelines described in this offering memorandum. Although our Investment Committee and our board of directors will review and approve any changes from the policies set forth in this offering memorandum, no vote of, or notice to, the shareholders is required by us or by Carlyle. In addition, in conducting such reviews, our Investment Committee and our board of directors both rely primarily on information provided to it by our chief executive officer and Carlyle. A change in our investment strategy could increase our exposure to interest rate and real estate market fluctuations or other risks.

Risks Related to Taxation

We will be a PFIC for U.S. federal income tax purposes, and U.S. Holders of the RDSs generally will be subject to U.S. federal income tax on their pro rata share of our taxable income, regardless of whether or when they receive any cash distributions from us.

We will be a PFIC for U.S. federal income tax purposes. As a result, U.S. Holders (as defined in "Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations") of the RDSs will be subject, if they elect to treat us as a qualified electing fund ("QEF"), to U.S. federal income tax on their pro rata share of our taxable income, regardless of whether or when they receive any cash distributions from us (if a U.S. Holder of RDSs does not make a QEF election, it may be adversely affected by certain punitive income tax rules relating to an investment in a PFIC). A U.S. Holder that makes a QEF election will be required to recognize currently its proportionate share of our income, which may be greater, in any given year, than the amount of cash distributed to the U.S. Holder with respect to its RDSs. In this regard, prospective investors should be aware that it is possible that a significant amount of our income, as determined for U.S. federal income tax purposes, may not be distributed on a current basis for a number of potential reasons, including the investment by us in instruments which bear original issue discount, reinvestment by us of a portion of our income, and income inclusions with respect to one of our subsidiaries, Carlyle Capital Delaware L.L.C (the "Delaware LLC"). Thus, U.S. Holders of the RDSs that make a QEF election may owe tax on a significant amount of "phantom" income, and there can be no assurance that we will make cash distributions in amounts that are sufficient to fund the U.S. federal income tax liabilities of U.S. Holders. In certain cases in which a QEF does not distribute all of its earnings in a taxable year, U.S. Holders may be permitted to elect to defer payment of some or all of these taxes subject to an interest charge. We also may be classified as a controlled foreign corporation ("CFC"), in which case a different tax regime would apply to any U.S. Holder that is treated as owning 10 percent or more of our voting securities. The Class B shares are non-voting by their terms. Hence, unless the Internal Revenue Service (the "IRS") were to assert successfully that the Class B shares are de facto voting securities, U.S. Holders holding (actually or constructively) RDSs representing 10% or more of the Class B shares should not be subject to the CFC regime. U.S. Holders holding (actually or constructively) RDSs representing 10% or more of the Class B shares should consult their tax advisors in this regard. See "Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders of RDSs."

Further, we may invest, directly or indirectly, in one or more foreign corporations which are treated as, or become in the future, PFICs or, under certain circumstances, CFCs, for U.S. federal income tax purposes. Although we intend to make such investments through the Delaware LLC, there can be no assurance that investments made outside the Delaware LLC will not become PFICs in the future. U.S. Holders face unique U.S. tax issues from indirectly owning interests in a PFIC that may result in adverse U.S. tax consequences to them. U.S. Holders desiring to treat such PFICs not held through the Delaware LLC as QEFs would be required to make a separate QEF election, and there can be no assurances that such lower-tier PFICs would provide U.S. Holders the necessary information to make a QEF election. See "Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders of RDSs — Indirect Interests in PFICs and CFCs."

Our structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available, and which is subject to potential change, possibly on a retroactive basis. Any such change could result in adverse consequences to shareholders.

The U.S. federal income tax treatment of us and our subsidiaries and an investment in us depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Shareholders also should be aware that the U.S. federal income tax rules are constantly under review by the IRS, resulting in revised interpretations of established concepts. The IRS pays close attention to the proper application of tax laws to investments in non-U.S. entities like us and our subsidiaries. The present U.S. federal income tax treatment of us and our subsidiaries or an investment in the RDSs or the Class B shares may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments and commitments previously made. We and our shareholders could be adversely affected by any such change in, or any new, tax law, regulation or interpretation.

Although it is anticipated that we will not be deemed to be engaged in a U.S. trade or business and subject to U.S. federal income tax on a net basis, no assurance can be given in this regard for any given taxable year.

We expect to conduct our affairs so that our net income will not become subject to U.S. federal income tax. There can be no assurance, however, that our net income will not become subject to U.S. federal income tax as the result of unanticipated activities by us, changes in law, contrary conclusions by U.S. tax authorities or other facts and circumstances that result in us being deemed to be engaged in a U.S. trade or business and, therefore, subject to U.S. federal income taxation. The imposition of unanticipated tax on our net income could materially impair our ability to make payments on the RDSs and the Class B shares and reduce the value of the RDSs and the Class B shares. Further, we anticipate certain of our non-U.S. subsidiaries, including any subsidiaries which are CDO issuers, generally will conduct their activities in such a way as not to be deemed to be engaged in a U.S. trade or business and not to be subject to U.S. federal income tax. Such entities rely on the advice of a variety of counsel in order to structure their activities and investments in such a way as to not be deemed to be engaged in a U.S. trade or business or to avoid earning "effectively connected income" ("ECI"), however, the treatment of such entities and their activities is often uncertain, and may frequently depend on determinations of fact and interpretations of complex provisions of law and regulation for which there may be no clear precedent or authority and there can be no assurance that the IRS would not assert successfully that any of such entities were engaged in a U.S. trade or business.

Moreover, there can be no assurance that as a result of any change in applicable law, treaty, rule or regulation or interpretation thereof, our activities or the activities of any of our non-U.S. subsidiaries would not become subject to U.S. federal income tax. For example, legislation proposed in the U.S. Senate in 2006 and reintroduced in January 2007 would, for tax years beginning at least two years after its enactment, tax a corporation as a U.S. corporation if the equity of that corporation is regularly traded on an established securities market and the management and control of the corporation occurs primarily within the United States. If this legislation caused us or any of our subsidiaries to be taxed as a domestic corporation, we or they would be subject to U.S. federal income tax on our or their net income. However, it is unknown whether this proposal will be enacted in its currently proposed form and whether, if enacted, we or our subsidiaries would be subject to its provisions. If this or similar legislation were enacted, our board of directors may take such action as it deems advisable to prevent us from being subject to such legislation, including delisting the Class B shares. See "— Risks Related to Our Operation and Business Strategy — Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations."

Further, there can be no assurance that unanticipated activities of our non-U.S. subsidiaries would not cause such subsidiaries to become subject to U.S. federal income tax. If any of our non-U.S. subsidiaries that are treated as corporations for U.S. federal income tax purposes were deemed to be engaged in a U.S. trade or business, then such entity generally would be subject to regular U.S. federal income taxation on a net basis on any income or gain effectively connected with that trade or business (and generally would also be subject to a 30% U.S. branch profits tax), thereby materially adversely affecting such entity's ability to make distributions to us, and therefore our ability to make distributions to shareholders and the value of the RDSs and the Class B shares. If either we or any of our

non-U.S. subsidiaries that are treated as partnerships or disregarded entities for U.S. federal income tax purposes were deemed to be engaged in a U.S. trade or business, then we generally would be subject to regular U.S. federal income taxation on a net basis on any income or gain effectively connected with that trade or business (and generally would also be subject to a 30% U.S. branch profits tax), thereby materially adversely affecting our ability to make distributions to shareholders and the value of the RDSs and the Class B shares. Although neither we nor our non-U.S. subsidiaries are generally expected to be subject to U.S. federal income tax on a net basis, we and such subsidiaries may generate income that may be subject to withholding taxes imposed by the United States or other countries.

Income we earn may be subject to withholding in the United States or other jurisdictions.

Income we and our subsidiaries derive may be subject to withholding taxes imposed by the United States or other countries. Certain types of periodic income (e.g., dividends) we (or our subsidiaries) receive from sources inside the United States may be subject to U.S. withholding tax at a rate of 30%. Furthermore, certain dividends and interest received from sources outside of the United States may be subject to withholding taxes imposed by other countries. We or our subsidiaries may also be subject to capital gains taxes in certain other countries where we or any such subsidiary purchases and sells stocks and securities. To the extent that we or our subsidiaries are subject to withholding taxes, it would reduce the amount of cash available for distribution to shareholders and may affect the value of the RDSs and the Class B shares.

Complying with certain tax-related requirements may cause us to forego otherwise attractive business or investment opportunities.

We intend to operate so as to avoid generating a significant amount of income that is treated as effectively connected with the conduct of a U.S. trade or business. In order to comply with these requirements, we (or our subsidiaries) may be required to invest through foreign or domestic corporations or forego attractive business or investment opportunities. Thus, compliance with these requirements may adversely affect our ability to operate solely to maximize gross profits.

You are strongly urged to review carefully the discussion under "Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations" and to seek advice based on your particular circumstances from an independent tax advisor.

Risks Related to the Global Offering of Class B Shares and the RDSs

The price of the Class B shares and the RDSs may fluctuate significantly and you could lose all or part of your investment.

Prior to the global offering, there has not been a market for the Class B shares or the RDSs. The initial offering price of the Class B shares and the RDSs was determined by negotiations between us and the underwriters and may not be indicative of the market price of the Class B shares and the RDSs after the global offering. The market price of the Class B shares and the RDSs may fluctuate significantly and you may not be able to resell the Class B shares or RDSs at or above the price at which you purchased them. Factors that may cause the price of the Class B shares and RDSs to vary include:

- changes in our financial performance and prospects or in the financial performance and prospects of companies engaged in businesses that are similar to our business;
- changes in the underlying values and trading volumes of our investments, including investments that are made in or through funds, particularly when we announce our quarterly results and update the aggregate unrealized values of our investments;
- the termination of our investment management agreement with Carlyle Investment Management or the departure of some or all Carlyle's investment professionals;
- changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business or to the funds or companies in which we make investments;

- sales of the Class B shares or RDSs by our shareholders;
- general economic trends and other external factors, including those resulting from war, incidents of terrorism or responses to such events;
- speculation in the press or investment community regarding our business or investments, or factors or events that may directly or indirectly affect our business or investments; and
- the loss of a major funding source.

Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of the Class B shares and the RDSs.

The Class B shares and the RDSs could trade at a discount to our total equity per Class B share.

The Class B shares and the RDSs could trade at a discount to our total equity per Class B share for a variety of reasons, including due to market conditions or to the extent investors undervalue Carlyle's investment management activities. In the event that a holder of the Class B shares or RDSs requires immediate liquidity, or otherwise seeks to realize the value of its investment in us, the amount per Class B share or per RDS received by the holder upon a sale may be less than our total equity per Class B share.

The Class B shares and RDSs have never been publicly traded, an active and liquid trading market for the Class B shares may not develop and we do not expect an active and liquid trading market for RDSs to develop.

Prior to the global offering, the Class B shares and RDSs have never been publicly traded. After the global offering, we expect that the principal trading market for the Class B shares will be Eurolist by Euronext and that the RDSs will not trade in any exchange-based market. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market for the Class B shares or, if such a market develops, whether it will be maintained. While the managers have informed us that they intend to make a market in the Class B shares, they are under no obligation to do so and may discontinue their market making activities at any time. To the extent that investors are required to hold their investments in the form of RDSs rather than the Class B shares, the market for the Class B shares on Eurolist by Euronext may become less liquid. Because the Class B shares may not be sold within the United States or to U.S. persons, to the extent investors in the United States or U.S. persons want to invest in us, they must purchase RDSs. We cannot predict the extent of interest in us from these types of investors.

The managers have also informed us that they do not intend to make a market in the RDSs. Moreover, the combined effect of the factors described above, the ownership and transfer restrictions that are applicable to the RDSs and the managers' plan for distributing the RDSs will likely prevent the development of an active or liquid trading market for the RDSs. In addition, the managers may sell a substantial amount of the Class B shares or RDSs to a limited number of investors, which, together with the effect of certain of the Class B shares and the RDSs being subject to lock-up agreements and other restrictions on transfer, could impact the development of an active and liquid market for the Class B shares and RDSs.

We cannot predict the effects on the price of the Class B shares and RDSs if a liquid and active trading market for the Class B shares does not develop. In addition, if such a market does not develop, relatively small sales may have a significant negative impact on the price of the Class B shares and the RDSs. For example, sales of a significant number of Class B shares may be difficult to execute at a stable price.

The Eurolist by Euronext trading market is less liquid than other major exchanges, which could affect the price of the Class B shares.

The principal trading market for the Class B shares is expected to be Eurolist by Euronext, which is less liquid than major markets in the United States and certain other parts of Europe. Because Eurolist by Euronext is less liquid than major markets in the United States and certain other parts of Europe, our shareholders may face difficulty when disposing of their Class B shares, especially in large blocks, and the risks described in the previous

risk factor with respect to the lack of an active and liquid trading market. In addition, a disproportionately large percentage of the market capitalization and trading volume of Eurolist by Euronext is represented by a small number of listed companies and conglomerates. Fluctuations in the prices of these companies' securities may have a significant effect on the market price for the securities of other listed companies, including the price of the Class B shares. See "Euronext Market Information."

The market price of the Class B shares and the RDSs could be adversely affected by sales or the possibility of sales of substantial amounts of those securities.

Upon completion of the global offering, we expect to have 48,874,420 Class B shares outstanding, including the 19,047,620 Class B shares that we and the selling shareholders are selling in the global offering, assuming that the managers do not exercise their option to purchase additional Class B shares to cover over-allotments. Of the Class B shares outstanding following the global offering, approximately 3,676,800 Class B shares will be held by the selling shareholders or affiliates of Carlyle Investment Management and will be subject to resale restrictions under lock-up agreements with the managers of the global offering. Upon completion of the offering 45,197,620 Class B shares will be available for trading. Following the expiration of the 60-day lock-up agreements, 123,200 additional Class B shares will be available for trading, and following the expiration of the 180-day lock-up agreements. 3,553,600 additional Class B shares will be available for trading. We cannot assure you that the holders of any of the Class B shares that are subject to lock-up restrictions will not sell substantial amounts of their Class B shares upon any waiver, expiration or termination of the restrictions. The occurrence of any such sales, or the perception that such sales might occur, could have a material adverse effect on the price of the Class B shares and the RDSs and could impair our ability to obtain capital through an offering of equity securities.

We may issue additional securities that dilute existing holders of Class B shares or RDSs or that have rights and privileges that are more favorable than the rights and privileges of holders of the Class B shares or RDSs.

Under our Articles of Association, we may issue additional capital, including Class B shares, and options, rights, warrants and appreciation rights relating to such securities for any purpose and for such consideration and on such terms and conditions as our board of directors may determine. Our board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional securities, including any rights to share in our profits, losses and distributions, any rights to receive company assets upon our dissolution or liquidation and any redemption, conversion and exchange rights. Our board of directors may use such authority to issue additional Class B shares, which could dilute existing holders of Class B shares or RDSs, or to issue securities with rights and privileges that are more favorable than those of the Class B shares or the RDSs. You will not have any right to approve the issuance of any such securities or the terms on which any such securities may be issued.

Investors who hold Class B shares represented by RDSs or hold Class B shares in a nominee account may not be able to exercise consent rights in respect of such Class B shares.

Under our Articles of Association, only those persons who are shareholders of record are entitled to exercise consent rights. Persons who hold Class B shares represented by RDSs will not be considered to be record holders of Class B shares that are on deposit with the depositary or custodian under our restricted deposit agreement, and, accordingly, will not be able to exercise consent rights. However, under our restricted deposit agreement, the depositary has agreed, if requested in writing by us, to notify holders of RDSs of any consent solicitation initiated by us and to request instructions regarding the delivery of consents in that consent solicitation by a specified date. In order to direct the delivery of consents, holders of RDSs must deliver instructions to the depositary by the specified date. Neither we nor the depositary can guarantee that you will receive the notice in time to instruct the depositary as to the delivery of consents in respect of Class B shares represented by RDSs and it is possible that you will not have the opportunity to direct the delivery of consents in respect of such Class B shares. In addition, persons who beneficially own Class B shares that are registered in the name of a nominee must instruct their nominee to deliver consents on their behalf. Neither we nor any nominee can guarantee that you will receive any notice of a consent solicitation in time to instruct your nominee to deliver consents on your behalf and it is possible that you and other

persons who hold Class B shares through brokers, dealers or other third parties will not have the opportunity to exercise any consent rights.

Your ability to invest in the Class B shares or the RDSs or to transfer any Class B shares or RDSs that you hold may be limited by certain ERISA, Code and other considerations.

We intend to restrict the ownership and holding of the Class B shares, including those Class B shares represented by RDSs, so that none of our assets should constitute "plan assets" of any Plan (as defined in "Certain ERISA Considerations"). We intend to impose such restrictions based on deemed representations in the case of the Class B shares and written representations in the case of the RDSs. Although we intend to impose such restrictions, there can be no assurances that our assets would not be deemed to be "plan assets" of any Plan. If our assets were deemed to be "plan assets" of any Plan, (i) the prudence and other fiduciary responsibility standards of ERISA would apply to investments made by us and (ii) certain transactions that we or a subsidiary may enter into, or may have entered into, in the ordinary course of business might constitute or result in non-exempt prohibited transactions under Section 406 of ERISA or Section 4975 of the Code and might have to be rescinded. Governmental plans, certain church plans and non-U.S. plans, while not subject to Title I of ERISA or Section 4975 of the Code, may nevertheless be subject to other state, local, non-U.S. or other laws or regulations that would have a similar effect. We refer to these laws as "Similar Laws."

Each purchaser and subsequent transferee of the Class B shares will be deemed to represent and warrant, and each purchaser and subsequent transferee of RDSs and Class B shares represented thereby will be required to represent and warrant in writing, that no portion of the assets used to acquire or hold its interest in the Class B shares or the RDSs constitutes or will constitute the assets of any Plan. Our Articles of Association provide that the Class B shares acquired or held (either directly or in the form of RDSs) by a Plan or person in contravention of such representation shall be deemed held in trust for the benefit of a charitable beneficiary designated by our board of directors and the prohibited holder will acquire no right in such securities except as deemed trustee for the benefit of such charitable trust. The securities deemed to be held in such trust may be, as initiated by the trustee, subject to a transfer or sale to an eligible investor or redemption by us. If such securities are subject to a sale or redemption as described in the preceding sentence or a sale by a Plan or prohibited holder prior to the discovery of the trust, the Plan or prohibited holder shall receive a portion of the net proceeds (less certain deductions that include but are not limited to, payment of fees and expenses of the depositary and any applicable taxes or governmental charges) of such sale or redemption, which shall not exceed (1) the price paid by such Plan or prohibited holder for the securities or (2) if such Plan or prohibited holder did not give value for such securities, the market price of such securities on the date of the transfer of such securities to such Plan or prohibited holder. Additionally, following our discovery of the existence of the trust, if the foregoing provisions are unenforceable for any reason, we shall either (i) direct the Plan or person that acquired or held the Class B shares (either directly or in the form of RDSs) in contravention of the representation set forth above to transfer the ownership of such securities to, as designated by such Plan or prohibited holder, a non-U.S. person in an offshore transaction pursuant to Regulation S or, if applicable, to a person that (A) is not a Plan, (B) is within the United States or that is a U.S. person and (C) is a qualified purchaser and makes certain representations as our board of directors shall, as applicable, require or (ii) provide for the redemption of such securities. If the obligation to transfer such securities described in the preceding clause (i) is not met within the time period determined by our board of directors, our board of directors may, in its sole discretion, sell and transfer such securities acquired or held by such Plan or prohibited holder to a person, designated by our board of directors, whose ownership of such securities will not violate the representations described above. If such securities are subject to a (x) sale as described in clause (i) above or in the preceding sentence or (y) redemption as described in clause (ii) above, the Plan or prohibited holder shall receive the net proceeds of such sale or redemption. Pending any transfer or redemption described above, our board of directors may, as applicable, suspend the exercise of any consent rights, any rights to receive notice of, or attend, a meeting of our company and any rights to receive distributions with respect to such securities.

Investing in the Class B shares or the RDSs may involve an above average degree of risk.

Our investments may involve a higher amount of risk and volatility than alternative investment options and may be subject to a loss of principal. Those investments may also be highly speculative and aggressive. As a result, an investment in the Class B shares or the RDSs may not be suitable for someone with a low risk tolerance. See "— Risks Related to Our Investments."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering memorandum contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "project," "should," "will" and "would" or the negative of those terms, other variations thereof or other comparable terminology.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Before you make an investment decision with respect to the Class B shares or the RDSs, you should carefully consider the risks described elsewhere in this offering memorandum, including those set forth under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," which include the following factors that could cause actual results to vary from our forward-looking statements:

- our lack of a longer operating history, differences between our investment objectives and the investment objectives of Carlyle and Carlyle's track record not being indicative of its or our future performance;
- Carlyle's ability to execute our investment strategy, including through the identification of a sufficient number of appropriate investments;
- the continuation of Carlyle Investment Management as our investment manager and the continued affiliation with Carlyle of its key investment professionals;
- our financial condition and liquidity, including our ability to access or obtain new sources of financing at attractive rates in order to leverage investments in accordance with our investment strategy;
- changes in the values or returns of investments that we make;
- changes in financial markets, interest rates or industry, general economic or political conditions; and
- the general volatility of the capital markets and the market price of the Class B shares and RDSs.

Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements might not occur. We qualify any and all of our forward-looking statements by these cautionary factors. Please keep this cautionary note in mind as you read this offering memorandum.

OWNERSHIP, ORGANIZATIONAL AND INVESTMENT STRUCTURE

The chart below presents our ownership, organization and investment structure.



Class A (voting) shareholders*
Class B (non-voting) shareholders
Carlyle Capital Corporation Limited
(our company)
(Guernsey)
Investment management agreement
Carlyle Investment Management L.L.C.
(Delaware)
100%
99.5%
0.5%
Managing Member
Carlyle Capital Cayman Ltd.
(Cayman)
("CC Cayman")
Carlyle Capital Delaware L.L.C.
(Delaware)
("Delaware LLC")
100%
Carlyle Capital Investment Ltd.
(Cayman)
("CCIL")

(*) The Class A shareholders are affiliates of Carlyle.

We are the 99.5% owner of Delaware LLC, a Delaware limited liability company, the primary purpose of which is to hold our indirect investments in stock issued by non-U.S. companies to the extent such companies would be treated as corporations for U.S. income tax purposes. Our wholly-owned subsidiary CC Cayman and its wholly-owned subsidiary CCIL are both Cayman Islands exempt limited companies. The primary purpose of CC Cayman is to hold our investment in CCIL, the primary purpose of which is to hold our investments in U.S. high yield investments to the extent such investments are held in a separately managed account. We expect to fund our subsidiaries through capital contributions, intercompany and third-party borrowings. We may make direct investments and investments through our subsidiaries — Delaware LLC, CC Cayman and CCIL. As of March 31, 2007, our consolidated gross assets amounted to $17,363,112,000 (unaudited). Of this amount, $33,994,000 (unaudited) (0.20% (unaudited)) was invested through Delaware LLC and $99,989,000 (unaudited) (0.58% (unaudited)) was invested through CCIL. The remainder of our investments was directly held by us. As of March 31, 2007, CC Cayman did not hold any investments (other than its interest in CCIL). See "Business — Detailed Description of Our Investment Guidelines — Concentration Limits" for a description of the restrictions on the amount of our gross assets that may be invested in any of our subsidiaries.

USE OF PROCEEDS

The following table presents the proceeds that we expect to receive in connection with the global offering and the initial uses of those proceeds, after deducting the managers' commissions and placement fees and other estimated fees and expenses. Subsequent to the closing of the global offering we expect to reallocate a portion of the capital initially used to purchase mortgage products to leveraged finance investments as those investments become available. This information is based on an assumed initial offering price of $21.00 per Class B share (the mid-point of the range shown on the cover page of this offering memorandum) and assumes that we will issue 18,874,420 Class B shares in the global offering. We will not receive any proceeds from the sale of Class B shares by the selling shareholders in the global offering. This information should be read in conjunction with "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Proceeds		Uses of Capital	
	(In thousands)(Unaudited)		
Proceeds from investors in the global offering	$396,363	Managers' commissions and placement fees and other estimated fees and expenses	$ 25,782
		Settlement of investments in RMBS(1)	59,965
		Repayment of Bridge Loan(2)	191,667
		Cash available to fund future investments and working capital	118,949
Total proceeds from the global offering	$396,363	Total cash used or available for use	$396,363

(1) These represent securities which we will have purchased prior to the closing of the global offering, but which will not settle until subsequent to the closing of the global offering.

(2) We expect that at the time of the global offering, approximately $155.7 million (unaudited) of the proceeds from the Bridge Loan (as defined in "Description of Indebtedness — Bridge Loan") will have been applied to investments in RMBS and approximately $36.0 million (unaudited) of the proceeds from the Bridge Loan will have been invested with the U.S. Leveraged Finance investment unit.

We expect to invest the net proceeds from the global offering both directly and, through our subsidiaries, indirectly in accordance with our investment objectives within 60 days of the closing of the global offering (including the investment of the "cash available to fund future investments and working capital" listed in the above table). These investments include securities we purchased in anticipation of our receipt of the net proceeds from the global offering. We entered into these delayed settlement contracts in order to reduce the time it will take us to fully deploy the capital raised in the global offering. We expect that a majority of the net proceeds from the global offering will initially be invested in mortgage-related assets given the highest ratings of AAa and AAA, respectively, by Moody's and S&P. We expect that the remainder of the net proceeds from the global offering will be invested in U.S. and European bank loans, high yield debt securities, CDOs and CLOs and other assets managed by Carlyle's Leveraged Finance Team. Pending the full deployment of the net proceeds from the global offering in accordance with our investment strategy, we will hold the net proceeds in cash and U.S. agency and U.S. government securities. The allocation of our capital among investments in the various asset classes is expected to change from time to time in the sole discretion of Carlyle in response to prevailing market conditions. For more details of the types of investments that we intend to make with the net proceeds set forth above, see "Business."

DIVIDEND POLICY

Subject to having sufficient cash and profits or reserves available for the purpose, we are targeting the payment of a dividend within a range of approximately $0.51 to $0.56 per Class B share (unaudited) for the quarter ending September 30, 2007 and within a range of approximately $0.53 to $0.58 per Class B share (unaudited) for the quarter ending December 31, 2007. **These are targeted dividend ranges and not forecasts or commitments and are based on a number of assumptions, as described below under "— Target Dividend Assumptions."** We cannot assure you that the target dividends will be realized.

Thereafter, subject to having sufficient cash and profits or reserves available for the purpose, we intend to pay a quarterly cash dividend on each Class B share of approximately 90% of our Adjusted Net Income.

Notwithstanding the foregoing, any determination to pay dividends, and the amounts of any dividends, will be at the sole discretion of our board of directors and will depend on many factors, including our actual results of operations and financial condition, restrictions imposed by our Articles of Association or Guernsey law, the timing of the investment of our capital, the amount of returns that are generated by our investments, restrictions imposed by the terms of any indebtedness that is incurred to leverage our investments, levels of operating and other expenses, contingent liabilities, and other factors that our board of directors deems relevant. We are not required to pay dividends, and our board of directors may at any time modify or revoke our dividend policy. Furthermore, we cannot assure you that we will pay such dividends or that we will pay dividends in an amount sufficient to fund particular U.S. Holder's U.S. federal income tax liability with respect to an investment in us.

Our ability to pay dividends depends in part on our receiving dividends and/or other distributions or payments from our subsidiaries. The Senior Facility and the Indenture restrict the ability of our indirect wholly-owned subsidiary CCIL to pay dividends or make other payments to us in the future. See "Description of Indebtedness" for a description of these restrictions.

Under Guernsey law, dividends may only be paid out of cumulative retained earnings plus distributable reserves. Because our dividends may exceed our cumulative retained earnings (as a result of the exclusion of non-cash equity compensation expense from Adjusted Net Income), we have reduced the share premium account on the Class B shares that were sold in the Initial Placement, thereby creating distributable reserves from which dividends may be paid. This reduction of the share premium account and the creation of distributable reserves was approved by the Royal Court of Guernsey on March 16, 2007. As a result, if a proposed dividend were to exceed our cumulative retained earnings, we would reduce our distributable reserves by the amount of such excess, provided that any such quarterly dividend will not exceed the cumulative retained earnings and distributable reserves. To the extent that any dividend (or portion thereof) is paid out of distributable reserves, it will result in a return of share capital and premium to investors.

Target Dividend Assumptions

The information below sets out the basis for the statements relating to our targeted dividend payments. This information is provided solely for purposes of lending perspective on our dividend targets, and not for any other purpose and is unaudited. **These statements do not constitute a profit or earnings forecast and we cannot assure you that we will pay or be able to pay dividends at the targeted level or at all.** We also cannot assure you that that the forward-looking assumptions set out below will prove to be accurate. You must form your own assessment concerning whether these assumptions are likely to prove accurate, and whether there are other factors that should be considered. Whether these assumptions will be realized will depend on market conditions and other circumstances beyond our control. In particular, there can be no assurance that our investment portfolio or any part of or investment in it will perform in accordance with any of the assumptions set forth below. The composition and character of our actual investment portfolio may differ materially in some respects from these assumptions, and the portfolio may be expected to change over time. We reserve the right to permit our investment portfolio to depart from these assumptions. You should also consider the information contained in the section entitled "Special Note Regarding Forward-Looking Statements."

The principal assumptions (unaudited) on which the target dividends are based are that:

- 18,874,420 new Class B shares are issued and sold by us in the global offering at a price of $21.00 per Class B share (the mid-point of the range shown on the cover page of this offering memorandum);
- we raise net proceeds of approximately $370.6 million (unaudited) pursuant to the global offering;
- our capital allocation following the closing of the global offering is comprised of approximately 56% invested in RMBS, 21% in the Liquidity Cushion and 23% in U.S. and European bank loans, high yield debt securities, CDOs and CLOs and mezzanine debt;
- our total investment assets following the closing of the global offering are comprised of approximately 94% in RMBS and 6% in U.S. and European bank loans, high yield debt securities, CDOs and CLOs, mezzanine debt and the Liquidity Cushion;
- during the quarter ending September 30, 2007 and the quarter ending December 31, 2007, RMBS assets produce an average net spread of approximately 30 to 40 basis points, U.S. bank loans held in Carlyle managed accounts produce an average net spread of approximately 150 to 200 basis points, mezzanine debt assets produce an average net spread of approximately 525 to 625 basis points and assets held in the Liquidity Cushion produce an average net spread of approximately 25 to 35 basis points;
- our leverage ratio (debt directly incurred to finance investment assets to total equity) will be approximately 29 times. We expect the leverage ratio for specific asset classes to fall within the following ranges:
  - RMBS: 32 to 37 times;
  - U.S. and European bank loans and high yield debt securities: 3 to 8 times;
  - equity participations in CDOs, CLOs or private equity investments will not be leveraged; and
  - mezzanine debt: 1 to 2 times;
- our U.S. CDOs and CLOs produce a return on equity of approximately 20% based on the following assumptions:
  - the underlying assets held by the CDOs and CLOs produce an average net spread of approximately 120 basis points;
  - the leverage ratio at the CDO and CLO level will be within a range of 9 to 11 times;
- our European CDOs and CLOs produce a return on equity of approximately 20% based on the following assumptions:
  - the underlying assets held by the CDOs and CLOs produce an average net spread of approximately 180 basis points;
  - the leverage ratio at the CDO and CLO level will be within a range of 7 to 11 times;
- we do not incur any liability to pay tax on income or gains;
- we will pay the Management Fee and the Incentive Fee to Carlyle calculated as set forth elsewhere in this offering memorandum; and
- we incur other quarterly operating expenses of approximately $2 million per quarter.

These assumptions are based on the market conditions for purchasing investments as of the date of this offering memorandum and we cannot assure you that we will be able to purchase securities in the future to enable us to pay the target dividends.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2007:

- on a historical basis prepared in accordance with IFRS; and
- as adjusted for: (i) our issuance of 18,874,420 Class B shares in the global offering in exchange for gross proceeds of approximately $396.4 million (unaudited) based on an assumed initial offering price of $21.00 per Class B share (the mid-point of the range shown on the cover page of this offering memorandum), resulting in net proceeds to us of approximately $370.6 million (unaudited); and (ii) the application of the net proceeds that we receive in connection with the global offering as described under "Use of Proceeds."

The following table does not reflect debt that we may incur in connection with our deployment of the net proceeds from the global offering and excludes any Class B shares that may be issued under our equity plans (see "Management and Corporate Governance — Equity Incentive Plans").

This information should be read in conjunction with "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of March 31, 2007	
	Actual	As Adjusted for the Global Offering
	(In thousands, except share and per share amounts) (Unaudited)	
Cash and cash equivalents(1)	$ 41,081	$ 160,030
Secured short-term debt:		
Repurchase agreements	$16,054,494	$16,054,494
Revolving loan	476,400	476,400
Total short-term debt	16,530,894	16,530,894
Long-term debt	0	0
Shareholders' equity:		
Class A shares, par value $0.01 per share, 100 shares authorized, 6 shares issued and outstanding, actual and as adjusted	0	0
Class B shares, par value $0.01 per share, 30,000,000 shares authorized, actual; 500,000,000 shares authorized, as adjusted; 30,000,000 shares issued and outstanding, actual; 48,874,420 shares issued and outstanding, as adjusted	300	489
Share premium	38,116	408,508
Distributable reserves	550,000	550,000
Accumulated earnings	9,187	9,187
Fair value reserves	23,970	23,970
Minority interest	54	54
Total shareholders' equity	621,627	992,208
Total capitalization	$17,152,521	$17,523,102

(1) Cash and cash equivalents, as adjusted for the global offering, reflects the use of approximately $191.7 million (unaudited) of cash to repay the Bridge Loan, which is not reflected in the table because it was not incurred as of March 31, 2007.

Subsequent to March 31, 2007, there have been changes in our capitalization through June 13, 2007, other than those shown in the table above, including (i) an increase of approximately $5.46 billion (unaudited) in repurchase agreements due to our deployment of additional capital from the 26% (unaudited) of our capital that was allocated to the Liquidity Cushion at March 31, 2007, (ii) our drawdown of the Bridge Loan of approximately $191.7 million (unaudited), which we expect to repay from the net proceeds of the global offering, and (iii) the issuance by CCIL of $800 million (unaudited) aggregate principal amount of term Notes, the proceeds of which were used to repay the revolving loan and for additional bank loan purchases. In addition, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Developments" for a description of certain changes to our

fair value reserves. See, "Description of Indebtedness — Bridge Loan" for a description of the Bridge Loan and "Description of Indebtedness—Senior Secured Notes" for a description of the Notes.

If you purchase Class B shares in the global offering, you will incur immediate dilution in the amount of $0.78 per Class B share, or approximately 3.7%. Dilution is calculated as the difference between an assumed initial offering price of $21.00 per Class B share (the mid-point of the range shown on the cover page of this offering memorandum) and net tangible book value per Class B share at March 31, 2007, as adjusted to give effect to the global offering and excluding any Class B shares that may be issued under our equity plans (see "Management and Corporate Governance — Equity Incentive Plans").

SELECTED FINANCIAL INFORMATION

The following selected financial information as of and for the period September 12, 2006 (our commencement of operations) through December 31, 2006 has been derived from our audited financial statements for such period. Our financial statements for such period have been audited by PricewaterhouseCoopers CI LLP, whose report thereon is included elsewhere in this offering memorandum. The following selected financial information as of and for the three-month period ended March 31, 2007 has been derived from our unaudited financial statements for such period. In our opinion, the unaudited financial statements as of and for the three-month period ended March 31, 2007 reflect all adjustments (consisting of normal recurring items) which are necessary to present a fair statement of the results for such period. The interim results of operations for the three-month period ended March 31, 2007 do not purport to be and are not indicative of operating results to be expected for the entire fiscal year. The selected financial information should be read in conjunction with the more detailed information contained in the financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this offering memorandum.

	December 31, 2006	March 31, 2007
	(In thousands, except per share amounts)	
		(Unaudited)
CONSOLIDATED BALANCE SHEETS		
Assets		
Non-current Assets		
Available for sale financial assets, at fair value		
Unencumbered	$ 67,299	$ 161,626
Held as collateral	7,139,298	17,111,266
Internal use software and other property, at amortized cost	3,049	3,826
Total non-current assets	7,209,646	17,276,718
Current Assets		
Interest receivable	13,484	28,774
Due from brokers	6,209	14,857
Prepaid expenses and other current assets	337	276
Broker margin accounts	48,397	1,406
Cash and cash equivalents	39,535	41,081
Total current assets	107,962	86,394
Total assets	**$7,317,608**	**$17,363,112**
Equity		
Capital and reserves attributable to shareholders		
Share capital	$ 132	$ 300
Share premium	261,758	38,116
Distributable reserves	—	550,000
Accumulated (deficit) earnings	(2,373)	9,187
Fair value reserves	12,325	23,970
Minority interests	50	54
Total equity	$ 271,892	621,627
Total equity per Class B share (at end of period)	$ 20.67	$ 20.72
Liabilities		
Current liabilities		
Repurchase agreements	$6,745,918	$16,054,494
Secured revolving loan	218,300	476,400
Interest payable	22,438	20,200
Derivative financial instruments, at fair value through profit and loss	1,648	439
Due to brokers	52,908	182,798
Accounts payable and accrued expenses	4,504	7,154
Total current liabilities	7,045,716	16,741,485
Total equity and liabilities	**$7,317,608**	**$17,363,112**

	For the Period September 12, 2006 (Commencement of Operations) through December 31, 2006	For the Three Months Ended March 31, 2007
	(In thousands, except per share amounts)	(Unaudited)
CONSOLIDATED INCOME STATEMENTS		
Interest income	$49,027	$137,440
Net change in fair value on financial instruments at fair value through profit or loss	(2,293)	227
Total income	**46,734**	**137,667**
Interest expense	44,628	121,172
Management fee	635	1,686
Incentive fee	—	1,330
Professional services	1,161	706
Related party operating expenses	399	536
Organization costs	1,793	—
Other operating expenses	491	673
Total expenses	**49,107**	**126,103**
Net (loss) income	**$ (2,373)**	**$ 11,564**
Net (loss) income attributable to:		
Minority interest	—	**4**
Class B shares	**(2,373)**	**11,560**
Total net (loss) income	**$ (2,373)**	**$ 11,564**
Earnings per Class B share — basic and diluted	**$ (0.39)**	**$ 0.60**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve numerous risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements as a result of those risks and uncertainties, including those set forth in this offering memorandum under "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this offering memorandum.

Overview

We are a Guernsey limited company managed by Carlyle and operating as a closed-end investment fund. We were formed on August 29, 2006 and commenced operations on September 12, 2006. The fixed income assets and credit classes on which we plan to focus include: (i) RMBS, principally in high investment grade-rated risk classes; (ii) ABS in a variety of asset classes, principally in high investment grade-rated risk classes; (iii) high yield bonds; (iv) bank loans; (v) mezzanine debt; (vi) distressed debt; (vii) debtor-in-possession and non-performing loan opportunities; and (viii) derivatives of these asset classes, including credit derivatives, derivative positions taken for investment purposes and various hedging instruments such as futures and cash market instruments. At times, we may also pursue other types of investments, including private equity opportunities, provided that any such private equity investments are not expected to exceed 5% of our capital and will in no event exceed 10% of our capital, in each case measured at the time of investment.

Pursuant to our investment management agreement, Carlyle Investment Management, a registered investment adviser under the Investment Advisers Act, will act as our investment manager, with full discretionary investment management authority and will implement our investment guidelines that have been approved by our board of directors and carry out the day-to-day management and operations of our business. Carlyle will be responsible for selecting, evaluating, diligencing, negotiating and structuring (within certain limits), executing, monitoring and exiting investments and managing uninvested capital.

Trends that Affect our Business

A variety of industry and economic factors may impact our investment strategy, financial condition and operating performance. These factors include:

- *Changes in credit spreads.* As of March 31, 2007, our investment portfolio consisted of over 99% (unaudited) floating rate, short duration assets. Payments and prepayments of our assets and our ability to re-deploy capital effectively may result in significant differences in our income and cash available for distribution. In situations in which credit spreads increase, we may be able to deploy our capital in more attractive opportunities that will increase the difference between the income earned on our assets and the costs of financing those assets, increasing our income and cash available for distribution. In situations in which credit spreads decrease, we may not be able to find investment opportunities that have a similar return profile to our existing portfolio, which would lead to decreases in income and cash available for distribution.
- *Default rates.* In recent years, corporate default rates have been low relative to historical levels. Stable default rates strengthen our ability to achieve low-cost, floating rate financing, and therefore to generate stable and recurring income and cash available for distribution. As of March 31, 2007, 100% (unaudited) of our RMBS portfolio, which represented approximately 95% (unaudited) of our total investment assets and 51.5% (unaudited) of capital deployed, consisted of high credit quality, AAA-rated U.S. agency securities that have the implied guaranty of the U.S. government and therefore are subject to minimal credit risks. As of March 31, 2007, we had no sub-prime RMBS or residential mortgage loans in our investment portfolio and do not expect to acquire any in the near future.
- *Supply of mortgage products and leverage finance assets.* According to the Securities Industry and Financial Markets Association's "Outstanding Volume of Agency Mortgage-Backed Securities" report, the agency mortgage-backed securities market in the United States was estimated at $4.0 trillion (unaudited) as

of December 31, 2006 and has grown at a compound annual growth rate of approximately 9% since 1997. A steady flow of leveraged buyout transactions in recent years has also resulted in a significant supply of leveraged loans, high yield bonds and other corporate fixed income securities that are part of our target asset classes. We expect that the availability of these assets will allow Carlyle to source investment opportunities to meet our objectives.

- *Competition.* We expect to face increased competition for our targeted investments. We expect increased demand for higher quality RMBS assets as some investors move out of the sub-prime RMBS sector and into the prime and agency RMBS sectors. During periods of uncertain conditions and perceived increased risk, investors will often seek to reduce risk by moving to higher quality assets. This flight to quality may continue for a period of time as investors await greater clarity on the U.S. economy and, in particular, the housing market. However, we expect that the size and growth of the market for these high quality investments will continue to provide us with a variety of investment opportunities.

In addition, a variety of factors relating to our business may also impact our financial condition and operating performance. These factors include our use of leverage, continued access to low cost funding and maintenance of our borrowing capacity, our use of derivative activities, changes to interest rates, changes to the market value of our investments and other factors.

Financial Reporting

We will prepare financial statements for our company on an annual and quarterly basis in accordance with IFRS. We expect that these financial statements, which will be the responsibility of our board of directors, will consist of a balance sheet, an income statement, statements of changes in equity and cash flows, as well as the notes thereto and any additional information that our board of directors deems appropriate or that is required by applicable law. Our annual and quarterly financial statements will be made available to our Class B shareholders within four months and nine weeks, respectively, of the end of the relevant accounting period. The annual financial statements prepared in accordance with IFRS, and reconciled to U.S. generally accepted accounting principles ("U.S. GAAP"), will be audited by an independent audit firm. Our annual and quarterly financial statements will present our total equity, which is analogous to net asset value, and will also present a calculation of our total equity per Class B share, which is analogous to net asset value per Class B share. We intend to prepare a monthly report to our Class B shareholders which will include a presentation of our total equity per Class B share. Our annual and quarterly financial statements, as well as our monthly reports, will be made available on our website. See "Documents Available For Inspection."

The preparation of financial statements in conformity with IFRS requires that management make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Actual results may vary from estimates in amounts that may be material to the financial statements. The valuation of our investments involves estimates and will be subject to management's judgment.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with IFRS. IFRS standards are similar to U.S. GAAP in the following relevant areas:

- Derivatives and financial assets and liabilities characterized as trading or available for sale are measured at fair value.

- Accrual accounting is utilized for revenue and expense recognition. Interest income is calculated utilizing the effective interest method.

- The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, income and expense; actual results may differ from such estimates.

While IFRS is similar to U.S. GAAP in the areas noted above, differences will exist based upon specific facts and circumstances. The most significant difference is that most of our investments are classified as available for sale under IFRS with the fair value adjustment recorded as a separate component of equity, labeled "fair value reserves." Under U.S. GAAP the fair value adjustments are reflected in income on the basis of the accounting rules applicable to investment companies. Our annual consolidated financial statements include a reconciliation of net income and equity under IFRS to U.S. GAAP.

Principles of Consolidation

Our consolidated financial statements also include the accounts of the Delaware LLC, CC Cayman and CCIL. We are the 99.5% owner of the Delaware LLC, which was formed in the State of Delaware on September 18, 2006. The primary purpose of the Delaware LLC is to hold our indirect investments in stock issued by non-U.S. companies to the extent such companies would be treated as corporations for U.S. income tax purposes. CC Cayman is our wholly owned subsidiary and, as was the case with its wholly owned subsidiary CCIL, was incorporated on September 29, 2006 in the Cayman Islands as an exempt limited company. CC Cayman's primary purpose is to hold our investment in CCIL. CCIL's primary purpose is to hold investments in U.S. high yield investments to the extent such investments are held in a separately managed account. All significant inter-entity transactions have been eliminated in consolidation.

Investments, Valuation and Related Income

We primarily classify our investments as available-for-sale ("AFS") financial assets and derivative financial instruments at fair value through profit or loss. The classification depends on the purpose for which the investments were acquired. Carlyle determines the classification of our investments at initial recognition and periodically re-evaluates.

Available-for-sale financial assets

AFS investments are those intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or changes in interest rates, exchange rates or investment prices. We are not engaged in active trading of financial assets and instruments.

Purchases and sales of investments are recognized on trade date (i.e. the date on which we commit to purchase or sell the investments). Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value. Investments come off the balance sheet when the rights to receive cash flows from the investments have expired or have been sold and we have transferred substantially all risks and rewards of ownership.

Gains and losses arising from changes in fair value are recognized directly in equity until the AFS financial asset expires or is sold as described above or is impaired. At this time, the cumulative gain or loss previously recognized is transferred to the income statement. Gains/losses on sale of AFS investments are determined on the first in-first out method.

Interest income is recognized on the accrual basis. Premiums and discounts on fixed income securities are amortized using the effective interest method over the lives of the securities. Paydown gains and losses on mortgage and asset-backed securities are included in interest income. Dividend income is recognized when the right to receive payment is established at the ex-dividend date.

We assess at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of AFS investments, a significant or prolonged decline in the fair value of the investment below its cost is considered in determining impairment. If evidence of impairment exists, the cumulative loss previously recognized in equity is removed from equity and recognized in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets we hold is the bid price; the quoted market price used

for financial liabilities is the ask price. In the event that a closing price is not available, quotations are obtained from unaffiliated market makers and other financial institutions that regularly trade such securities and from relevant pricing services. Bank loans are valued at the closing bid price for long positions and closing ask price for short positions based on quotations obtained from unaffiliated market makers and other financial institutions that regularly trade such securities and from relevant pricing services.

The fair value of financial instruments that are not traded in an active market, including interests in partnerships and other pooled vehicles, is determined by using a variety of methods and Carlyle makes assumptions that are based on market conditions existing at the balance sheet date. Valuation methods used include the use of comparable recent arm's-length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. Carlyle also considers other data and information, including the characteristics of and fundamental analytical data relating to the asset, the cost, position size, liquidity, relevant market data and general economic and market conditions affecting the fair valuation of the security, or other asset or liability. The fair value and cost of AFS financial instruments without readily determinable market prices was $12.6 million and $12.0 million, respectively, at December 31, 2006 and $43.3 million (unaudited) and $41.7 million (unaudited), respectively, at March 31, 2007. Fair value for all other AFS financial instruments was based on quoted market prices at December 31, 2006 and March 31, 2007.

All other securities and assets are valued by Carlyle based upon fair value.

Carlyle may at its discretion hire an independent appraiser to determine fair market value and the expense of such appraiser will be charged to us. In connection with the determination of our total equity, Carlyle may consult with and is entitled to rely upon the advice of our custodians or brokers. Carlyle, our custodians, and our brokers will not be responsible for any determination made or other action taken or omitted by any of them in good faith.

Derivative Financial Instruments at Fair Value through Profit and Loss

Derivatives are categorized as financial assets or financial liabilities held for trading and accordingly, we recognize the fair value adjustment on derivatives in our income statement. Over-the-counter derivatives are valued either by using a derivatives pricing model or by Carlyle obtaining quotations from unaffiliated market makers and other financial institutions that engage in derivatives transactions. We do not classify any derivatives as hedges except for certain foreign exchange contracts.

We may invest in derivative financial instruments that are not traded on an organized exchange or in an active market (for example over-the-counter derivatives). Derivatives are initially recognized at fair value on the date on which the derivative contract is entered into and are subsequently re-measured at their fair value. Fair values are obtained from broker dealers and/or internal and external pricing models using quoted inputs. These inputs may include specific yield and volatility curves. The fair value process includes the assessment of any credit risk associated with such positions. When external pricing sources are not available or deemed inappropriate, fair values can be obtained from recent trading activity or by incorporating other relevant information that may not have been reflected in pricing obtained from external sources. All derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received). Subsequent changes in the fair value of any derivative financial instrument are recognized in the income statement.

Taxation

We are registered in Guernsey as an exempt company. The States of Guernsey Income Tax Authority has granted us exemption from Guernsey income tax under the provision of the Income Tax (Exempt Bodies) (Guernsey) Ordinance 1989 and we have been charged an annual exemption fee of £600. Our directors intend to ensure that we are managed in such a way that we continue to qualify for such exemption in the future.

We expect to be treated as a PFIC for U.S. federal income tax purposes, and U.S. Holders of RDSs likely will be subject to U.S. federal income tax on their pro rata share of our taxable income, regardless of whether or when

they receive any cash distributions from us. We intend to operate in such a manner so as not to be subject to U.S. federal income taxes.

Income we derive may be subject to withholding taxes imposed by the U.S. or other countries. Certain types of period income (including but not limited to dividends) we receive from sources inside the U.S. may be subject to U.S. withholding tax at a rate of 30%.

Our Investment Activities

Our Investment Portfolio

Our investment portfolio consists of both investment grade and non-investment grade securities and non-rated debt. As of March 31, 2007, we had allocated $320.4 million (unaudited) of capital to our RMBS portfolio. Utilizing the significant leverage available in this asset class, this capital allocation allowed us to acquire an RMBS portfolio (not including the Liquidity Cushion) of approximately $16.4 billion (unaudited) as of March 31, 2007. Also, by utilizing delayed settlement techniques in connection with our purchases of RMBS, we were better able to manage our cash flow. Through this delayed purchase technique, we were able to purchase RMBS before we raised the necessary capital from investors in the Initial Placement to settle such securities. As of March 31, 2007, approximately 100% (unaudited) of the capital we raised in the Initial Placement had been deployed. As of March 31, 2007 we did not have any exposure in sub-prime RMBS or residential mortgage loans.

As of March 31, 2007, $104.6 million (unaudited) of our capital was managed by Carlyle's U.S. Leveraged Finance investment unit. This includes a $6.0 million (unaudited) capital investment in the equity of Carlyle High Yield Partners IX, Ltd. The remaining $98.6 million (unaudited) was managed by Carlyle's U.S. Leveraged Finance investment unit through a managed account. Utilizing leverage, the U.S. Leveraged Finance investment unit acquired a portfolio of approximately $745.8 million (unaudited) in assets on our behalf. As of March 31, 2007, €22.4 million (equivalent to $29.8 million) (unaudited) of our capital was managed by Carlyle's European Leveraged Finance investment unit through investments in the equity of CELF Loan Partners III PLC ("CELF III") and CELF Europe Credit Partners PLC ("CELF Europe").

As of March 31, 2007, we had invested approximately $7.4 million (unaudited) of our capital in mezzanine debt and we had not invested any of our capital in distressed debt.

As of March 31, 2007, approximately 51.5% (unaudited) of our capital was invested in investment-grade RMBS assets and 22.9% (unaudited) of our capital was invested in credit products (U.S. and European bank loans, high yield debt securities, CDOs and CLOs, and mezzanine securities) and approximately 25.6% (unaudited) of our capital was held in the Liquidity Cushion.

Future Investments

A significant portion of our capital will continue to be allocated to residential mortgage loans and RMBS, although we intend to continue to diversify our holdings as opportunities arise. We expect approximately 54%-56% (unaudited) of our capital to be allocated to investments in RMBS (not including the Liquidity Cushion) by the fourth quarter of 2007.

We expect approximately 20%-22% (unaudited) of our capital to be allocated to the Liquidity Cushion.

We intend to continue to allocate our capital to investments in funds managed by Carlyle's U.S. Leveraged Finance investment unit and to allocate additional capital to the U.S. Leveraged Finance investment unit through managed accounts. We expect approximately 17%-19% (unaudited) of our capital to be allocated to investments in assets managed by the U.S. Leveraged Finance investment unit by the fourth quarter of 2007.

Subsequent to March 31, 2007, we allocated additional capital to investments managed by Carlyle's European Leveraged Finance investment unit in the form of an investment of approximately €6.7 million (unaudited) in CELF Loan Partners IV. We expect approximately 3%-5% (unaudited) of our capital to be allocated to investments in assets managed by the European Leveraged Finance investment unit by the fourth quarter of 2007.

We have agreed to subscribe for a 10% interest in each of the remaining investments to be made by Carlyle Mezzanine Partners, L.P. ("CMP"). As a result of this agreement, we expect to allocate approximately $22 million (unaudited) of our capital to investments in mezzanine debt over the next 12 to 18 months. We may have the opportunity to allocate additional capital to investments in mezzanine debt when co-investment or other investment opportunities arise.

Our board of directors has approved the allocation of $75 million (unaudited) of our capital to an investment in CSP II, a new investment fund managed by Carlyle's Distressed Debt investment unit, and we expect to execute and begin funding that commitment during 2007. We expect that our $75 million (unaudited) commitment will be called over a two to three year period. We may also have the opportunity to make additional investments in distressed debt as co-investment or other investment opportunities arise.

We use varying degrees of leverage for different asset classes. As of March 31, 2007, our leverage ratio (debt directly incurred to finance investment assets to total equity) was 26.6 times (unaudited). Once the net proceeds from the global offering are fully deployed in the various asset classes in which we intend to invest, we expect our leverage ratio to be approximately 29 times (unaudited), based on our expected capital allocation set forth in "Business." Our overall leverage ratio will change as our allocation of capital varies. For example, if we invest a higher percentage of capital in credit products such as distressed debt, our overall leverage ratio is expected to decrease.

Our current investment guidelines require a Liquidity Cushion equal to no less than 20% of our Adjusted Capital.

Liquidity and Capital Resources

We utilize leverage extensively, which we may employ without limit, in executing our investment strategy and we believe that the manner in which we utilize both equity and debt to finance our investments as well as the maintenance of appropriate liquidity reserves are critical components of our business. We believe that our working capital is sufficient for our present requirements and for a period of at least 12 months following the date hereof.

Initial Capitalization

To finance our initial operations, we borrowed approximately $11.6 million from Carlyle from our inception through October 16, 2006. This was repaid on October 16, 2006 in connection with the first closing of the Initial Placement. As of March 31, 2007, we had received gross proceeds of approximately $600 million (unaudited) from the sale of Class B shares in the Initial Placement, which resulted in net proceeds to us of approximately $590 million (unaudited). In connection with the Initial Placement, all of our directors and certain affiliates and employees of Carlyle purchased 3,553,600 Class B shares (unaudited), directly or indirectly, for an aggregate consideration of approximately $71.1 million (unaudited), which represented approximately 11.9% (unaudited) of the gross proceeds from the sale of Class B shares in the Initial Placement.

Liquidity Cushion

The maintenance of an unencumbered Liquidity Cushion is fundamental to the management of a leveraged investment portfolio. Our current investment guidelines require a Liquidity Cushion equal to no less than 20% of our Adjusted Capital. The Liquidity Cushion is intended to be sufficient to meet reasonably foreseeable margin calls on our financed securities. We have performed extensive statistical testing of our expected portfolio, including testing during periods of significant financial market volatility and stress, to determine the level of this Liquidity Cushion, balancing the need for sufficient reserves with the desire to efficiently deploy capital. Our liquidity position is monitored by Carlyle and reviewed by our board of directors.

As of March 31, 2007, our Liquidity Cushion was comprised of cash and cash equivalents of approximately $41.1 million (unaudited) and approximately $118.4 million (unaudited) of unencumbered AAA-rated mortgage assets, representing approximately 28% (unaudited) of our Adjusted Capital.

Repurchase Agreements

Our primary source of financing is currently repurchase agreements with respect to our RMBS assets. We may utilize additional financing strategies, including asset-backed commercial paper facilities, equity investments in leveraged finance vehicles, derivative instruments and bank credit facilities.

As of March 31, 2007, we had approximately $16.1 billion (unaudited) in borrowings under secured repurchase agreements, with a weighted average borrowing rate of 5.30% (unaudited), a weighted average remaining maturity of 22 days (unaudited) and accrued interest payable of $19.3 million (unaudited).

At March 31, 2007, we had borrowings under repurchase agreements with the following counterparties:

	As of March 31, 2007		
Counterparty	Amount	Weighted Average Maturity Remaining	Weighted Average Interest Rate
	(In thousands)	(Days) (Unaudited)	
Bear, Stearns & Co. Inc.	$ 1,261,563	25	5.30%
Bank of America L.L.C.	2,061,293	21	5.30
Deutsche Bank Securities Inc.	1,033,657	19	5.30
J.P. Morgan Securities Inc.	784,399	22	5.30
Lehman Brothers Inc.	3,587,476	23	5.30
UBS Securities L.L.C.	2,995,443	20	5.29
Cantor Fitzgerald & Co	2,470,894	22	5.30
Credit Suisse	250,120	25	5.30
Morgan Stanley	681,565	20	5.31
Merrill Lynch & Company, Inc.	928,084	18	5.31
Total Repurchase Agreements	*$16,054,494*	*22*	*5.30%*

Secured Revolving Loans, Senior Secured Notes and Bridge Loan

On October 11, 2006, our indirect wholly-owned subsidiary CCIL entered into a credit agreement (the "Facility") which allowed CCIL to borrow on a secured basis, subject to the terms and conditions set forth therein, up to $600 million (unaudited). Outstanding amounts under the Facility accrued interest at London Inter-Bank Offered Rate ("LIBOR") plus 45 basis points (unaudited).

As of December 31, 2006 and March 31, 2007, CCIL had borrowed $218.3 million and $476.4 million (unaudited), respectively, under the Facility at a weighted effective annual interest rate of 5.85% and 5.77% (unaudited), respectively. Interest expense incurred on the Facility for the period ended December 31, 2006 and March 31, 2007 was $1.2 million and $4.5 million (unaudited), respectively, and interest accrued was approximately $0.9 million (unaudited) at March 31, 2007. The Facility was terminated on May 8, 2007.

On May 8, 2007, CCIL entered into the Senior Credit Agreement, which currently allows CCIL to borrow on a senior secured revolving basis, subject to the terms and conditions set forth therein, up to $50 million (unaudited). In general, borrowings under the Senior Facility will bear interest, at CCIL's option, at either the federal funds rate plus a margin of 0.575% (unaudited), or a rate based on LIBOR plus a margin of 0.45% (unaudited). The Senior Facility will terminate on or about the first anniversary of CCIL's entry into the Senior Credit Agreement and will be extended annually thereafter by each lender until the year 2017 unless, with respect to a particular lender, prior written notice is given by such lender with respect to the termination of its commitment. See "Description of Indebtedness — Senior Secured Revolving Credit Facility."

On May 8, 2007, CCIL entered into the Indenture, pursuant to which CCIL may issue multiple series of senior secured Notes, which may be term Notes or variable funding Notes. The aggregate principal amount of the Notes (excluding certain rollover notes intended to facilitate the refinancing of existing Notes) issued and outstanding under the Indenture at any time may not exceed $2 billion. On May 8, 2007, CCIL issued $600 million (unaudited) aggregate principal amount of term Notes, $150 million (unaudited) of which matures on December 8, 2007,

$100 million (unaudited) of which matures on March 8, 2008, $100 million (unaudited) of which matures on April 8, 2008, $100 million (unaudited) of which matures on June 3, 2008 and $150 million (unaudited) of which matures on May 8, 2008. These term Notes bear interest at either one-month LIBOR plus 0.06% (unaudited) or three-month LIBOR plus 0.06% (unaudited) subject to a 25 basis point (unaudited) step-up if not redeemed one month prior to their maturity. The net proceeds of these Note issuances were applied to the repayment of debt. On May 8, 2007, CCIL also entered into a variable funding Note purchase agreement, pursuant to which it may issue, and has received commitments from the variable funding Note purchaser to purchase, up to $250 million (unaudited) aggregate principal amount of variable funding Notes. These variable funding Notes will mature, and the commitment to purchase them will expire, on May 8, 2010, unless extended. On June 1, 2007, CCIL issued $200 million (unaudited) aggregate principal amount of term Notes, $75 million (unaudited) of which matures on January 1, 2008 and $125 million (unaudited) of which matures on June 30, 2008. These term Notes bear interest at three-month LIBOR plus 0.06% (unaudited), subject to a 25 basis point (unaudited) step-up if not redeemed one month prior to their maturity. The net proceeds of these Note issuances were applied to fund investments in bank loans. See "Description of Indebtedness — Senior Secured Notes."

In contemplation of the global offering, on May 10, 2007, we entered into the Bridge Loan pursuant to which affiliates of the managers agreed to loan us approximately $191.7 million (unaudited). We used the proceeds of the Bridge Loan to finance investments we made in contemplation of our receipt of the proceeds of the global offering and related expenses, and we expect to repay the Bridge Loan from the proceeds of the global offering. The Bridge Loan is unsecured and is guaranteed by certain of our subsidiaries. See "Description of Indebtedness — Bridge Loan."

Dividend Policy

Subject to having sufficient cash and profits or reserves available, we are targeting the payment of a dividend within a range of approximately $0.51 to $0.56 per Class B share (unaudited) for the quarter ending September 30, 2007 and within a range of approximately $0.53 to $0.58 per Class B share (unaudited) for the quarter ending December 31, 2007. These are targeted dividend ranges and not forecasts or commitments. They are based on certain assumptions and we cannot assure you that they will be realized.

Thereafter, subject to having sufficient cash and profits or reserves available, we intend to pay a quarterly cash dividend on each Class B share of approximately 90% of our Adjusted Net Income.

Notwithstanding the foregoing, the payment and amount of any dividends will remain within the discretion of our board of directors. See "Dividend Policy" for further information regarding our dividend policy.

Results of Operations

Our historical financial statements reflect our operations from the commencement of our operations on September 12, 2006 through December 31, 2006 (the "initial period") and for the three months ended March 31, 2007 (the "current period"). Accordingly, our limited historical financial performance, which reflects our start-up costs and the time it took to invest our capital may not be meaningful to evaluate our prospective performance. We expect to invest the net proceeds from the global offering both directly and, through our subsidiaries, indirectly in accordance with our investment objectives within 60 days of the closing of the global offering. Historical operating performance of Carlyle's Leveraged Finance Team is included in this offering memorandum, but Carlyle does not have historical operating performance for investments in mortgage securities prior to the commencement of our operations. Past performance of Carlyle's Leveraged Finance Team is not necessarily indicative of our future performance or the performance of any assets we invest with the Leveraged Finance Team. There can be no assurance that we will achieve comparable results or that the returns generated will equal or exceed those of other investment activities by Carlyle. See "Risk Factors."

Our consolidated financial statements are included elsewhere in this offering memorandum. An analysis of our results of operations for the initial period and the current period follows:

	For the Period September 12, 2006 (Commencement of Operations) to December 31, 2006	For the Three Months Ended March 31, 2007
		(Unaudited)
	(In thousands, except per share amounts)	
Income		
Interest income	$ 49,027	$ 137,440
Interest expense	(44,628)	(121,172)
Net interest income	4,399	16,268
Net change in fair value on financial instruments at fair value through profit and loss	(2,293)	227
Total income before operating and organization expenses	2,106	16,495
Operating expenses:		
Management fee	635	1,686
Incentive fee	—	1,330
Professional services	1,161	706
Related party operating expenses	399	536
Other operating expenses	491	673
Total operating expenses	2,686	4,931
Organization costs	1,793	—
Net (loss) income	(2,373)	11,564
Net (loss) income attributable to:		
Minority interest	—	4
Class B shares	(2,373)	11,560
Total net (loss) income	$ (2,373)	$ 11,564
Earnings per Class B share — basic and diluted	$ (0.39)	$ 0.60

Summary

Net interest income was approximately $4.4 million and $16.3 million (unaudited) for the initial and current periods, respectively. Net change in fair value on financial assets at fair value through profit and loss was approximately $(2.3) million and $0.2 million (unaudited) for the initial and current periods, respectively, related to a derivative strategy (described below) which was terminated on or prior to January 12, 2007. The net change in fair value on financial instruments through equity was approximately $12.3 million and $11.6 million (unaudited) for the initial and current periods, respectively and is reflected on the balance sheet as fair value reserves, resulting in a net gain on the portfolio of approximately $24.0 million (unaudited) since our inception. The approximately $22.6 million (unaudited) unrealized gain on the RMBS portfolio at March 31, 2007 is expected to be realized over the life of the securities. These unrealized gains in our portfolio have exceeded our expectation for the period of time we have owned the securities and are principally as a result of spreads tightening in our RMBS portfolio. We do not expect this to be indicative of expected performance in the future. For income statement purposes, the total income before operating and organizational expenses was $2.1 million and $16.5 million (unaudited) for the initial and current periods, respectively. Organization costs of approximately $1.8 million were incurred in the initial period and are nonrecurring. For the current period our net income was approximately $11.6 million (unaudited) as compared to a net loss of $2.4 million for the initial period.

Our non-compounded gross annualized return on equity for the initial period (equal to the sum of the monthly returns as determined from the monthly IFRS net income excluding expenses, organization and start-up costs divided by the weighted average capital outstanding for each respective month in the period and then annualized to reflect a 365-day year) was 6.6% (unaudited) and was 46.8% (unaudited) if we include unrealized gains. After the impact of operating expenses and costs associated with our initial start-up activities, we generated a net loss of $2.4 million from our inception through December 31, 2006.

Our non-compounded gross annualized return on equity for the current period (equal to the sum of the monthly returns as determined from the monthly IFRS net income excluding expenses, divided by the weighted average capital outstanding for each respective month in the period and then annualized to reflect a 365-day year) was 20.3% (unaudited) and was 39.5% (unaudited) if we include unrealized gains. Our non-compounded net annualized return on equity for the current period (equal to the sum of the monthly returns as determined from the monthly IFRS net income divided by the weighted average capital outstanding for each respective month in the period and then annualized to reflect a 365-day year) was 14.1% (unaudited) and was 33.3% (unaudited) if we include unrealized gains.

The focus of our investment strategy is to provide our shareholders with a stable, high dividend yield and to a lesser extent provide an opportunity for capital appreciation. We generate income to pay dividends from the net interest spread between the yield on our assets and the cost of funding those assets. With specific regard to our investment in AAA U.S. agency RMBS, we are able to purchase these securities on a delayed settlement basis to minimize the amount of time we hold capital that is not invested. On February 28, 2007 we raised approximately $327 million (unaudited) of net proceeds in the February Closing from the sale of the remaining Class B shares in the Initial Placement. On February 28, 2007, we settled on $3.267 billion (unaudited) of RMBS (excluding fully-paid for RMBS allocated to the Liquidity Cushion) which immediately employed $64.7 million (unaudited) of capital. On March 1, 2007, we settled on $0.456 billion (unaudited) of RMBS which employed $8.9 million (unaudited) of capital on that date. On March 22, 2007, we settled on $0.222 billion (unaudited) of RMBS which employed $4.4 million (unaudited) of capital on that date. On March 30, we settled on $4.760 billion (unaudited) of RMBS which employed $94.2 million (unaudited) of capital on that date. As of March 31, 2007, we had fully invested our capital ($621.6 million (unaudited)) in RMBS ($320.4 million (unaudited)), and in an array of credit products ($141.7 million (unaudited)) and in the Liquidity Cushion ($159.5 million (unaudited)). We estimate that the time it took to invest the approximately $327 million (unaudited) of net proceeds raised in the February Closing instead of having them invested immediately reduced returns for the quarter ending March 31, 2007 by approximately 140 basis points (unaudited).

Interest Income

Interest income for the initial and current periods was approximately $49.0 million and $137.4 million (unaudited), respectively, of which approximately $48.5 million and $136.5 million (unaudited), respectively, was earned on AFS securities. Interest income is recognized on the accrual basis using the effective interest method. Interest income includes net amortization of premium/discount of approximately $0.2 million (unaudited) for each period. Interest income exceeded interest expense for the initial and current periods by approximately $4.4 million and $16.3 million (unaudited), respectively.

Net Change in Fair Value on Financial Assets and Financial Liabilities at Fair Value Through Profit and Loss

For the current period we recognized net change in fair value of approximately $0.2 million (unaudited) on financial assets and liabilities consisting of realized gains on AFS securities of approximately $0.3 million (unaudited), unrealized gains on foreign exchange translations of approximately of $0.4 million (unaudited) and realized losses of $0.5 million (unaudited) on closed derivative positions. The derivative losses were mainly the result of interest rate swaps we held on the SEK and NOK associated with a strategy of investing in yield curves. As of January 12, 2007 all of our interest rate swaps held at December 31, 2006 were terminated. We do not currently intend to repeat this strategy. For the initial period, we recognized a net loss of $2.3 million on financial assets and financial liabilities, consisting of unrealized losses on open derivative positions of approximately $1.6 million,

realized losses of $1.0 million on closed derivative positions, and unrealized gains on foreign exchange translations on hedged AFS investments of $0.3 million.

Interest Expense

Interest expense for the initial and current periods was approximately $44.6 million and $121.2 million (unaudited), respectively. We have leveraged our portfolio of securities primarily through the use of repurchase agreements and borrowings under the Facility. At December 31, 2006 and March 31, 2007, we had approximately $6.7 billion and $16.1 billion (unaudited), respectively, in borrowings under secured repurchase agreements with a weighted average borrowing rate of 5.31% and 5.30% (unaudited), respectively. At December 31, 2006 and March 31, 2007 approximately $218 million and $476 million (unaudited), respectively, of borrowings were outstanding under a secured revolving loan with an effective interest rate of 5.85% and 5.77% (unaudited), respectively.

Management Fee

We are required to pay Carlyle Investment Management the Management Fee quarterly, in arrears. The Management Fee is computed each quarter as an amount equal to the product of (i) 0.4375% (equal to 1.75% per annum) and (ii) our Equity (as defined in "Our Management by Carlyle and Our Investment Management Agreement — Our Investment Management Agreement — Management Fee") in respect of each quarter. The Management Fee earned by Carlyle for the initial and current periods was approximately $0.6 million and $1.7 million (unaudited), respectively.

Incentive Fee

We are required to pay Carlyle Investment Management the Incentive Fee quarterly, in arrears. The Incentive Fee is computed each quarter as an amount equal to the product of (i) 25% of the dollar amount by which our Adjusted Net Income for such quarter, before accounting for the Incentive Fee, per weighted average Class B share for such quarter, exceeds an amount equal to the product of (A) the weighted average of the price per Class B share for all issuances of Class B shares, after deducting any placement fees, underwriting discounts and commissions and other costs and expenses relating to such issuances, and (B) the greater of (1) 2.00% or (2) 0.50% plus 25% of the Ten Year Treasury Rate (as defined herein) for such quarter, and (ii) the weighted average number of Class B shares outstanding during such quarter. Net income for purposes of this calculation is before non-cash equity compensation expense. No incentive fee was earned by Carlyle Investment Management for the initial period. For the current period, Carlyle Investment Management earned an incentive fee of approximately $1.3 million (unaudited).

Professional Services

Professional services for the initial and current periods were approximately $1.2 million and $0.7 million (unaudited), respectively, related principally to fees paid to our independent auditors and an accounting consulting firm that assisted with internal audit functions. For the initial period, the consulting firm also assisted with various start-up activities. Professional services also include directors' fees and expenses of approximately $0.1 million (unaudited) for each period.

Related Party Operating Expenses

Carlyle Investment Management bears all expenses arising out of the performance of its investment advisory responsibilities and duties but is not responsible for any of our expenses. Carlyle Investment Management is reimbursed for all non-investment advisory related fees and expenses that it incurs on our behalf (including the cost of personnel fully dedicated to providing non-investment advisory services). We are required to pay a portion of rent, telephone, utilities, office furniture, machinery and other office, internal and overhead expenses of Carlyle required for our operations. For the initial period, we reimbursed Carlyle $0.1 million for such expenses. For 2007, we have agreed to reimburse Carlyle $0.27 million (unaudited) for office rent, furniture and supplies and for the current period we have accrued approximately $0.07 million (unaudited) for such expenses. Carlyle did not allocate any overhead charges to us in 2006. For 2007, we have agreed to reimburse $0.9 million (unaudited) for Carlyle

overhead expenses and for the current period have accrued approximately $0.23 million (unaudited) for such overhead reimbursement. Because Carlyle's employees perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants would otherwise perform for us, Carlyle is reimbursed for the cost of performing such services. The actual cost of such personnel fully dedicated to us for the initial and current periods was approximately $0.4 million and $0.24 million (unaudited), respectively.

Organization Costs

Costs incurred in connection with our legal formation apart from share offering costs were expensed as incurred and were approximately $1.8 million during the initial period. There were no organization costs in the current period.

Other Operating Expenses

Other operating expenses for the initial and current periods were approximately $0.5 million and $0.7 million (unaudited), respectively.

Minority Interest

At December 31, 2006, none of net income was attributable to an affiliate of our company; and at March 31, 2007, approximately $4,000 (unaudited) of net income was attributable to an affiliate of our company.

Earnings (loss) per Class B share

Basic and diluted net loss per Class B share for the initial period was $0.39. For our current period, basic and diluted net income was $0.60 per Class B share (unaudited).

Contractual Obligations and Commitments

We have entered into our investment management agreement with Carlyle Investment Management whereby we will pay the Management Fee and Incentive Fee to Carlyle Investment Management and will reimburse Carlyle for certain costs incurred on our behalf. See "Our Management by Carlyle and Our Investment Management Agreement — Our Investment Management Agreement."

Restricted Equity Incentive Plans

Pursuant to the equity plans, contemporaneously with the closing of the global offering we intend to grant Class B shares (including, as applicable, Class B shares in the form of RDSs) to Carlyle Investment Management, our independent directors and other individuals who provide services to us in a cumulative amount not to exceed 6% of the Class B shares to be issued and outstanding upon the closing of the global offering and subsequently we intend to grant to such persons 6% of the Class B shares to be issued in any and each subsequent offering of Class B shares by us. Grants made under the equity plans will be subject to forfeiture, vesting and other transfer restrictions and are subject to the approval of our board of directors. See "Management and Corporate Governance — Equity Incentive Plans."

Quantitative and Qualitative Disclosures About Market Risk

Risk Management Activities

The primary risks that we manage in our investment portfolio are interest rate risk, credit risk and liquidity risk. These risks are managed by our chief investment officer, Carlyle's portfolio managers and our chief risk officer and treasurer.

We believe that proper management of the liability side of the balance sheet is important to enhancing shareholders' returns. We utilize a sophisticated asset/liability management system that is designed to optimize the mix of liabilities for a given asset composition while maintaining proper liquidity.

We have formed an Asset/Liability Committee chaired by Patrick Trozzo, our chief risk officer and treasurer, that meets periodically to review our asset/liability mix. Our Investment Committee and Asset/Liability Committee provide strategic and oversight management for the risks of the portfolio. We monitor and manage these risks through our investment guidelines and limits. Using derivatives-based fixed income technology, we have developed and implemented extensive and detailed periodic sensitivity analyses and value-at-risk methodologies to monitor and manage risk in the portfolio. While we believe our infrastructure to be state-of-the-art from a quantitative perspective, our management believes there is no substitute for experience and judgment: therefore, the members of our Asset/Liability Committee meet regularly and our Investment Committee meets periodically and on an ad hoc basis as needed.

Our investment strategy is based on our view that to achieve attractive returns, we must examine the type of risk we are taking and then purchase the risk efficiently where the bid-offer is low. For example, high yield bonds are, in our view, an inefficient instrument for taking duration risk because of the wide bid-offer. We view floating bank loans as a very efficient security for taking credit risk. We tend not to take credit risk in mortgages because our view is that there are several factors that affect the price of a mortgage asset and, therefore, it is difficult to isolate credit risk and manage that risk effectively. Therefore, our purchases of mortgages tend to be AAA U.S. agency paper where the implied guaranty of the U.S. government is present and we have no plans to invest in sub-prime mortgages in the near future.

Market price risk

Market values of our investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk, and widening of credit spreads. Substantially all of our investments are subject to prepayment.

A substantial portion of our investments are classified as AFS. Changes in the market value of those assets will be directly charged or credited to equity. If the decline in value of an AFS investment is considered an impairment, such decline will reduce earnings.

A decline in market value of our assets may have particular adverse consequences in instances where we have borrowed money based on the market value of those assets. A decrease in market value of those assets may result in the lender (including derivative counterparties) requiring us to post additional collateral or otherwise sell assets at a time when it may not be in our best interest to do so.

All investments present a risk of loss of capital. Our investment policy moderates this risk through selection of securities and other financial instruments within specified limits. The maximum risk is determined by the fair value of the financial instruments. Our overall market positions are monitored by Carlyle and are reviewed by our board of directors.

Interest rate risk

Changes in interest rates could negatively affect the value of our investments, which could result in reduced earnings or losses and negatively affect cash flows including the cash available for dividends. We will invest in fixed-rate debt investments. Under a normal yield curve, an investment in these instruments will decline in value if interest rates increase. We also invest in floating rate debt investments, for which decreases in interest rates will have a negative effect on yield. At March 31, 2007, our investments in floating rate residential mortgage securities are tied to one month LIBOR, reset monthly, have a lifetime coupon cap of approximately 150 to 175 basis points (unaudited) over one month LIBOR and have a weighted average life (WAL) of 4.0 to 4.5 years (unaudited) with final legal maturities of 30 years.

We invested any excess cash and cash equivalents at short-term market interest rates.

The table below (unaudited) summarizes our exposure to interest rate risk at March 31, 2007. It includes our assets and liabilities at fair values, categorized by the earlier of contractual re-pricing or maturity dates.

	Up to 1 Year	1-5 Years	5-10 Years	Non-Interest Bearing	Total
		(Unaudited)(In thousands)			
Assets					
Cash and cash equivalents	$ 41,081	$ —	$ —	$ —	$ 41,081
AFS financial assets	17,265,474	—	7,032	386	17,272,892
Other assets	1,406	—	—	47,733	49,139
Total assets	17,307,961	—	7,032	48,119	17,363,112
Liabilities					
Repurchase agreements	16,054,494	—	—	—	16,054,494
Secured revolving loan	476,400	—	—	—	476,400
Derivative financial instruments	—	439	—	—	439
Other liabilities	—	—	—	210,152	210,152
Total liabilities	16,530,894	439	—	210,152	16,741,485
Interest sensitivity gap for non-derivative items	777,067	—	7,032	(162,033)	622,066
Total interest sensitivity gap	$ 777,067	$(439)	$7,032	$(162,033)	$ 621,627

At March 31, 2007, substantially all mortgages and bank loans were floating rate with reset periods principally monthly. The mezzanine debt securities are substantially all fixed rate and mezzanine equity securities are non-interest bearing. At March 31, 2007 these assets were financed with equity, short-term repurchase agreements and a floating rate secured loan with a current monthly reset period.

Our overall interest sensitivity is monitored by Carlyle and is reviewed by our board of directors.

Credit risk

We take on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Impairment provisions are provided for losses that have been incurred by the balance sheet date, if any.

Transactions are settled on a delivery versus payment method using approved counterparties. The risk of default is considered minimal, as delivery of securities sold is only made once confirmation of payment has been received. Payment is released on a purchase once the securities have been delivered. The trade will fail if either party fails to meet their obligation.

We restrict our exposure to credit losses on the trading derivative instruments we hold by entering into master netting arrangements with approved counterparties. The credit risk associated with favorable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. Our overall exposure to credit risk on derivative instruments, subject to a master netting arrangement, can change substantially within a short period, as it is affected by each transaction subject to the arrangement.

We may invest in both investment grade and non-investment grade securities and non-rated debt. For unrated assets a rating is assigned using an approach agreed with one of the well known rating agencies.

At March 31, 2007, our portfolio by S&P rating category was:

S&P Rating	Percentage of Our Portfolio, as of March 31, 2007 (Unaudited)
AAA	95.43%
BBB+	0.05
BBB-	0.01
BB+	0.03
BB	0.39
BB-	0.60
B+	1.23
B	1.34
B-	0.30
CCC+	0.11
CCC-	0.07
NR	0.44
Total	*100.00%*

As of March 31, 2007, the residential mortgage securities portfolio consisted of securities issued by Fannie Mae and Freddie Mac. Both issuers are United States Government-Sponsored Enterprises and are rated AAA by Moody's, AAA by S&P and AAA by Fitch Ratings. Both issuers guarantee that the required payments of principal and interest will be available for distribution to investors on time. Mortgage securities issued by Fannie Mae and Freddie Mac are considered to carry an implied guaranty by the U.S. government. Residential mortgage securities issued by Fannie Mae and Freddie Mac are backed by pools of mortgage loans collateralized by residential homes.

Bank loans, including loans underlying the collateralized loan obligation investments, are subject to default risk. Any overcollateralization of repurchase agreements exposes us to default risk by counterparties.

Mezzanine debt securities are subject to default risk. Given the lower rating or lack of rating and the subordinate position in the capital structure for these securities, there is a greater risk of default and loss than investment grade rated corporate obligations.

Our credit risk is monitored by Carlyle and is reviewed by our board of directors.

Liquidity risk

Some of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions. The securities that we purchase in connection with privately negotiated transactions are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements. Some of the mortgage-backed securities, mezzanine securities and the collateralized loan obligation investments that we purchase are traded in private, unregistered transactions and are therefore subject to restrictions on resale or otherwise have no established trading market. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we previously recorded our investments. We may from time to time invest in derivative contracts traded over the counter, which are not traded in an organized public market and may be illiquid. Furthermore, we may face other restrictions on our ability to liquidate an investment in a business entity to the extent that we or Carlyle have or could be attributed with material non-public information regarding such business entity.

We use varying degrees of leverage for different asset classes. As of March 31, 2007, our leverage ratio (debt directly incurred to finance investment assets to total equity) was 26.6 times (unaudited). Once the net proceeds from the global offering are fully deployed in the various asset classes in which we intend to invest, we expect our leverage ratio to be approximately 29 times (unaudited), based on our expected capital allocation set forth in "Business." Our leverage ratio will change as our allocation of capital varies. For example, if we invest a higher

percentage of capital in credit products such as distressed debt, our leverage ratio is expected to decrease. Our primary source of financing is currently repurchase agreements with respect to our RMBS assets. We may utilize additional financing strategies, including asset-backed commercial paper facilities, equity investments in leveraged finance vehicles, derivative instruments and bank credit facilities.

Currency risk

We hold assets denominated in currencies other than the U.S. dollar, our functional currency. We are therefore exposed to currency risk, as the value of the securities denominated in other currencies will fluctuate due to changes in exchange rates. To the extent that these investments create risk in respect of movements in foreign exchange rates, it is our policy to hedge this risk, in a cost-effective manner, to the extent possible.

The table below summarizes our exposure to currency risks:

Concentration of assets and liabilities at March 31, 2007

	(In thousands) (Unaudited)
Assets	
AFS financial assets	$29,844
Liabilities	
Derivative financial instruments	439

Our currency position is monitored by Carlyle and is reviewed by our board of directors.

Recent Developments

As a result of changes in interest rates, we estimate that from April 1, 2007 to June 13, 2007, our fair value reserves declined by approximately $28.9 million (unaudited), from approximately $24.0 million (unaudited) as of March 31, 2007 to an estimated $(4.9) million (unaudited) as of June 13, 2007. This compares to an increase in our fair value reserves from January 1, 2007 to March 31, 2007 of approximately $11.6 million (unaudited). Although we did not close our financial records as of June 13, 2007, based upon our preliminary estimates, we do not believe that our total equity per Class B share as of June 13, 2007 was less than $20.25 (unaudited). The financial data as of and for the period ended June 13, 2007 is based upon valuations of securities that have been provided to us by Interactive Data Pricing and Reference Data, Inc., an external pricing service. We do not believe that these changes in interest rates or the fluctuations in our fair value reserves and total equity per Class B share will affect our targeted dividends for the quarters ending September 30, 2007 and December 31, 2007. Further changes in interest rates or other factors would result in further changes in our fair value reserves and total equity per Class B share.

BUSINESS

Our Company and Initial Activities

We are a Guernsey limited company that was formed on August 29, 2006. Our objective is to achieve attractive risk-adjusted returns for shareholders through current income and, to a lesser extent, capital appreciation. We seek to achieve this objective by investing in a diversified portfolio of fixed income assets consisting of mortgage products and leveraged finance assets. We employ leverage to finance our investments and our income is generated primarily from the difference between the interest income earned on our assets and the costs of financing those assets as well as from capital gains generated when we dispose of our assets.

From the commencement of our operations on September 12, 2006 through the February Closing of the Initial Placement, which took place on or about February 28, 2007, we raised gross proceeds of $600 million (unaudited) from the sale of Class B shares, which resulted in net proceeds to us of approximately $590 million (unaudited). We have invested the majority of these proceeds in a diversified portfolio of RMBS. Based on our use of leverage, these proceeds enabled us to acquire $17.3 billion (unaudited) of investment assets as of March 31, 2007. Our allocation of capital and total investment assets as of March 31, 2007 is set out in the charts below. The proportion of our capital allocated to various asset classes is not equal to the proportion of our total investment assets in each such asset class due to our use of differing degrees of leverage in each asset class.

As of March 31, 2007
(dollar amounts in thousands)
(unaudited)


Capital Allocation
(unaudited)
RMBS
52%
U.S. bank loans, high yield debt securities, CDOs and CLOs
17%
European bank loans, high yield debt securities, CDOs and CLOs
5%
Mezzanine Debt
1%
Liquidity Cushion1
26%
Distressed debt: $0
Total capital: $621,627
Allocation of Total Investment Assets
(unaudited)
RMBS
95%
U.S. bank loans, high yield debt securities, CDOs and CLOs
4%
European bank loans, high yield debt securities, CDOs and CLOs
<1%
Mezzanine Debt
<1%
Liquidity Cushion1
1%
Distressed debt: $0
Total Investment Assets: $17,313,973

---

(1) As of March 31, 2007, the Liquidity Cushion consisted of cash and cash equivalents and unencumbered AAA-rated RMBS.

While the charts above illustrate our capital allocation and use of leverage as of March 31, 2007, we have significant flexibility in the allocation of our capital and the utilization of leverage. The capital allocation above and the implied leverage levels do not represent targets or limitations with respect to the future investment of our capital or use of leverage. Going forward, we expect to allocate a greater proportion of our capital to U.S. and European bank loans, high yield debt securities, CDOs and CLOs and to mezzanine debt as we reach our expected allocation set forth below. Additionally, we may in the future allocate capital to asset classes not represented above in a manner consistent with our investment guidelines (see "— Detailed Description of Our Investment Guidelines").

As of December 31, 2006, approximately 52% (unaudited) of our capital was invested in investment-grade RMBS assets and 14% (unaudited) of our capital was invested in credit products (U.S. and European bank loans, high yield debt securities, CDOs and CLOs, and mezzanine debt). As of March 31, 2007, approximately 52% (unaudited) of our capital was invested in investment-grade RMBS assets and 23% (unaudited) of our capital was invested in credit products (U.S. and European bank loans, high yield debt securities, CDOs and CLOs, and mezzanine debt). Our asset allocation during the period from our inception through March 31, 2007 allowed us to benefit from a significant increase in the unrealized value of our RMBS portfolio as a result of a narrowing of credit spreads for that asset class. While we do not believe that the results achieved during our short operating history reflect the recurring return that we will generate or are indicative of our ability to pay dividends, from our inception through December 31, 2006, our non-compounded gross annualized return on equity (equal to the sum of the monthly returns as determined from the monthly IFRS net income excluding expenses, organization and start-up costs divided by the weighted average capital outstanding for each respective month in the period and then annualized to reflect a 365-day year) was 6.6% (unaudited) and was 46.8% (unaudited) if we include unrealized gains. For the three months ended March 31, 2007, our non-compounded gross annualized return on equity (equal to the sum of the monthly returns as determined from the monthly IFRS net income excluding expenses, divided by the weighted average capital outstanding for each respective month in the period and then annualized to reflect a 365-day year) was 20.3% (unaudited) and was 39.5% (unaudited) if we include unrealized gains, and our non-compounded net annualized return on equity (equal to the sum of the monthly returns as determined from the monthly IFRS net income divided by the weighted average capital outstanding for each respective month in the period and then annualized to reflect a 365-day year) was 14.1% (unaudited) and was 33.3% (unaudited) if we include unrealized gains. After the impact of operating expenses and costs associated with our initial start-up activities, we generated a net loss of $2.4 million from our inception through December 31, 2006. For the three months ended March 31, 2007, our net income was approximately $11.6 million (unaudited).

Our Investment Strategy

We seek to invest in a wide range of fixed income assets and credit classes to generate attractive risk-adjusted returns. We believe that proper management of the funding of assets is as important as the proper selection of assets. We allocate our capital utilizing an asset allocation model based on value and risk and isolates risk-adjusted returns that we believe reduces the volatility that might otherwise be associated with a leveraged investment portfolio. We invest our capital utilizing a number of different strategies, including relative value, leveraged risk-adjusted returns, current and projected credit fundamentals analysis. In addition, we take into account a number of market and portfolio considerations including, among others, credit and market risk concentration limits, liquidity and cost of financing.

The fixed income assets and credit classes on which we plan to focus include: (i) residential mortgage-backed securities, principally in high investment grade-rated risk classes; (ii) asset-backed securities in a variety of asset classes, principally in high investment grade-rated risk classes; (iii) high yield bonds; (iv) bank loans; (v) mezzanine debt; (vi) distressed debt; (vii) debtor-in-possession and non-performing loan opportunities; and (viii) derivatives of these asset classes, including credit derivatives, derivative positions taken for investment purposes and various hedging instruments such as futures and cash market instruments. We may also invest our capital in other types of investments, including private equity opportunities, provided that any such private equity investments are not expected to exceed 5% of our capital and will in no event exceed 10% of our capital, in each case measured at the time of investment.

While implementing our investment strategy, we also utilize leverage to purchase a portfolio of assets which significantly exceeds the net capital raised from investors. We believe that this use of leverage enhances our returns as we are the beneficiary of the difference between the yield on investments that we purchase and the cost of financing those investments through the use of leverage. Should our investments fail to perform to our expectations, this use of leverage may have a negative impact and reduce our returns or increase our losses.

Our Relationship with The Carlyle Group

Pursuant to our investment management agreement, Carlyle Investment Management, a registered investment adviser under the Investment Advisers Act, will act as our investment manager, with full discretionary investment

management authority and will implement our investment guidelines that have been approved by our board of directors and carry out the day-to-day management and operations of our business.

We do not directly employ any employees and we depend on Carlyle for the day-to-day management and operation of our business. Carlyle employs a team of investment professionals who are responsible for managing our affairs and structuring and monitoring our investment portfolio. This team is led by John C. Stomber, who also serves as our chief executive officer, chief investment officer and president. Additionally, we benefit from access to the resources and core competencies of other Carlyle employees who spend time on our operations. Finally, several executives from Carlyle are members of our board of directors and also serve on our Investment Committee.

We have structured our relationship with Carlyle to ensure that our interests are closely aligned. In connection with the Initial Placement, all of our directors and certain affiliates and employees of Carlyle have, directly or indirectly, purchased 3,553,600 Class B shares (unaudited) for an aggregate consideration of approximately $71.1 million (unaudited), which represented approximately 11.9% (unaudited) of the proceeds from the sale of Class B shares in the Initial Placement. Pursuant to our investment management agreement, we will be required to pay the Management Fee and the Incentive Fee to Carlyle Investment Management, to be paid by us based on certain performance-related criteria, as detailed in "Our Management by Carlyle and Our Investment Management Agreement." Additionally, pursuant to our entity equity plan, we are authorized to issue additional Class B shares (in the form of RDSs) to Carlyle (see "Management and Corporate Governance — Equity Incentive Plans"). Class B shares held by our directors and Carlyle's affiliates and employees immediately before the global offering will be subject to a general prohibition on transfer for a period of 180 days from the closing of the global offering. We believe these arrangements will create an incentive for Carlyle to pursue investments that help us achieve our investment objective.

About The Carlyle Group

The Carlyle Group was established in 1987 by William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein and has since grown to become one of the world's largest private investment firms with more than $57 billion under management. With 48 funds across four investment disciplines (buyouts, venture & growth capital, real estate and leveraged finance), Carlyle combines global vision with local insight, relying on a team of 782 employees, including 416 investment professionals operating out of 29 offices in 18 countries, to identify investment opportunities in North America, Europe, Asia and Australia, including Carlyle's Leveraged Finance Team with which we can choose to invest or co-invest a portion of our capital. The information in this paragraph is presented as of March 28, 2007.

About Carlyle's Leveraged Finance Team

One of Carlyle's core investment disciplines is leveraged finance. Carlyle began investing in leveraged finance assets in 1999 and Carlyle's Leveraged Finance Team, with more than $8.7 billion (unaudited) under management as of March 28, 2007, consists of 46 investment professionals as of March 28, 2007 who are based in New York, London, Washington and Los Angeles. The Leveraged Finance Team is organized into the following four areas of expertise:

- U.S. Leveraged Finance (formerly U.S. High Yield): the U.S. Leveraged Finance investment unit consists of 19 investment professionals and invests in U.S. bank loans, high yield debt securities, CDOs and CLOs. As of March 28, 2007, the U.S. Leveraged Finance investment unit managed six active funds (CDOs) and one Credit Opportunity Fund totaling, in the aggregate, more than $4.5 billion (unaudited) under management.
- European Leveraged Finance: the European Leveraged Finance investment unit consists of 14 investment professionals and invests in European bank loans, high yield debt securities, CDOs and CLOs. As of March 28, 2007, the European Leveraged Finance investment unit managed five funds totaling, in the aggregate, more than $3.5 billion (unaudited) under management.
- Mezzanine Debt: the Mezzanine Debt investment unit consists of six investment professionals and invests in mezzanine debt securities. As of March 28, 2007, the Mezzanine Debt investment unit managed one fund with approximately $436 million (unaudited) under management.

- Distressed Debt: the Distressed Debt investment unit consists of seven investment professionals and invests in distressed debt securities. As of March 28, 2007, the Distressed Debt investment unit managed one fund with approximately $211 million (unaudited) under management.

For more information, see "Our Management by Carlyle and Our Investment Management Agreement."

Our Competitive Strengths

We believe that we possess a number of strengths that will assist us in implementing our investment strategy. By utilizing the strengths described below, we intend to accomplish our objective of achieving attractive risk-adjusted returns for shareholders through current income and, to a lesser extent, capital appreciation, by investing in a diversified portfolio of fixed income assets with a mix of mortgage products and leveraged finance assets building a strong investment base.

- *Flexible Business Model.* We believe that our multi-asset investment strategy provides us with the flexibility to efficiently deploy capital and to respond to changing environments, rather than being restricted to a narrow asset class that may lose relative attractiveness. We also believe that our corporate structure provides us with greater latitude in the use of leverage and the selection of assets and does not constrain us with investment limitations applicable to other yield-oriented vehicles.

- *Well Positioned to Capitalize on a Compelling Market Opportunity.* According to the Securities Industry and Financial Markets Association's "Outstanding Volume of Agency Mortgage-Backed Securities" report, the agency mortgage-backed securities market in the United States was estimated at $4.0 trillion as of December 31, 2006 and has grown at a compound annual growth rate of approximately 9% since 1997. Our flexible organizational structure and established investment guidelines allow us to capitalize on opportunities in this large and attractive market.

- *Experienced Executives and Directors.* Carlyle has assembled a team of investment professionals with extensive experience in the areas of mortgage finance, leveraged finance, capital markets transaction structuring and risk/portfolio management. This team, led by John C. Stomber, our chief executive officer, chief investment officer and president, has direct responsibility for executing our mortgage investment strategy as well as developing and managing our overall capital allocation and risk management strategies. Mr. Stomber is a former Senior Vice President & Global Treasurer of Merrill Lynch & Company, having served as the Chairman of its Asset/Liability Committee with oversight over a $40 billion portfolio of fixed income investments and a $90 billion portfolio of unsecured debt.

- *We also benefit from the experience and skill of many of Carlyle's other employees and advisors.* These employees and advisors include James H. Hance, Jr., who serves as our non-executive chairman as well as William E. Conway, Jr. and Michael J. Zupon, who both serve as directors of our company. Mr. Hance has over 35 years of experience in the capital markets, including managing a portfolio of approximately $400 billion in fixed income investments as Chief Financial Officer and Vice Chairman of Bank of America Corporation and its predecessors. Mr. Conway is one of Carlyle's founders and its Chief Investment Officer. Mr. Zupon leads Carlyle's U.S. Leveraged Finance investment unit and works closely with Mr. Stomber on the allocation of our capital in non-mortgage assets.

- *Access to Carlyle's Extensive Relationships and Investment Opportunities.* We expect to source the majority of our assets through Carlyle's extensive relationships with a large, diverse group of financial intermediaries, including commercial and investment banks. We also have access to Carlyle's pipeline of leveraged finance and private equity transactions and we rely on Carlyle's existing global relationship network, knowledge of portfolio companies and extensive credit product expertise to drive proprietary investment opportunities, maximize risk/return trade-offs and identify suitable assets to meet our investment objectives.

- *Use of Leverage.* We believe that our efficient use of leverage should enhance returns to shareholders through the income produced from the difference between the yield on our investments and the cost of financing and managing those investments. The application of leverage to our investments generally will be aimed at tailoring the risk/return profile of our assets and selecting desired investment exposures.

- *Attractive Risk/Return Profile.* We believe that investments in U.S. agency AAA mortgages combined with investments in U.S. bank loans and, to a lesser extent, European bank loans and U.S. and European high yield debt securities, CDOs and CLOs will result in substantial diversification and provide stable consolidated returns. We believe that, after giving effect to our leverage, the diversification and high credit quality of our assets provide an attractive risk/return profile.
- *Cost Efficient Business Model.* We believe that our relationship with Carlyle provides us with access to a deep and talented group of investment professionals and advisors that would be impossible to duplicate on a stand-alone basis. Additionally, utilizing Carlyle's established infrastructure of accounting, legal, business development, marketing, human resources, compliance and information technology personnel allows us to benefit from experienced investment support services in a cost efficient manner.

We believe that our ability to leverage these strengths and identify investment opportunities will provide us with a significant advantage over our competitors. We face many challenges that could negatively affect the implementation of our strategy and our competitive strengths. For more information about these challenges and other risks, see "Risk Factors."

Our Investment Committee

Carlyle established our Investment Committee to oversee our investment activities. Our Investment Committee is responsible for setting parameters with respect to the composition of our investment portfolio and monitoring the performance and composition of our investment portfolio. Our investment portfolio is managed by Carlyle on a day-to-day basis by John C. Stomber, a Managing Director of Carlyle who is also our chief executive officer, chief investment officer and president, by our other officers, and by additional Carlyle partners, employees and advisors. Our Investment Committee consists of William E. Conway, Jr., James H. Hance, Jr., John C. Stomber and Michael J. Zupon. Mr. Conway serves as Chairman of our Investment Committee. The biographies of the Investment Committee members are presented below under "Management and Corporate Governance — Directors and Executive Officers."

Our Asset/Liability Committee

We believe that proper management of the liability side of the balance sheet is important to enhancing shareholders' returns. We utilize a sophisticated asset/liability management system that is designed to optimize the mix of liabilities for a given asset composition while maintaining proper liquidity. We have formed an Asset/Liability Committee chaired by Patrick Trozzo, our chief risk officer and treasurer, that meets periodically to review our asset/liability mix. The biography of Mr. Trozzo is presented under "Management and Corporate Governance — Directors and Executive Officers."

Our Investments

We received net proceeds of approximately $590 million (unaudited) from the sale of Class B shares in the Initial Placement. Based on our use of leverage, these proceeds enabled us to acquire $17.3 billion (unaudited) of investment assets by March 31, 2007.

Our investment portfolio consists of both investment grade and non-investment grade securities and non-rated debt. Charts representing our allocation of capital and total investment assets as of March 31, 2007 are set out above under "— Our Company and Initial Activities" and the tables below summarize our capital allocation and investment portfolio as of March 31, 2007:

Capital Allocations

Asset Class	As of March 31, 2007 Capital (In thousands)	% of Total (Unaudited)
RMBS	$320,362	52%
U.S. bank loans, high yield debt securities, CDOs and CLOs	104,558	17
European bank loans, high yield debt securities, CDOs and CLOs	29,844	5
Mezzanine Debt	7,418	1
Distressed Debt	0	0
Liquidity Cushion	159,445	26
Total Capital	***$621,627***	***100%***

Investment Assets

Asset Class	As of March 31, 2007 Fair Value(1) (In thousands)	% of Total (Unaudited)	Weighted Average Interest Rate
RMBS	$16,365,477	95%	5.70%
U.S. bank loans, high yield debt securities, CDOs and CLOs	751,789	4	#
European bank loans, high yield debt securities, CDOs and CLOs	29,844	<1	—
Mezzanine Debt	7,418	<1	12.16
Distressed Debt	0	0	—
Liquidity Cushion	159,445	1	5.60
Total Investment Assets	***$17,313,973***	***100%***	

(1) Does not include accrued interest.

(#) The average interest rate on U.S. bank loans was 7.78%.

As of March 31, 2007, over 99% (unaudited) of our investment portfolio consisted of floating rate assets and our investment portfolio had a weighted average interest rate duration of approximately 0.7 years (unaudited). The table below summarizes our portfolio by S&P rating category, as of March 31, 2007:

S&P Rating	Percentage of Our Portfolio, as of March 31, 2007
	(Unaudited)
AAA	95.43%
BBB+	0.05
BBB-	0.01
BB+	0.03
BB	0.39
BB-	0.60
B+	1.23
B	1.34
B-	0.30
CCC+	0.11
CCC-	0.07
NR	0.44
Total	*100.00%*

Our expected allocation of capital and total investment assets at the time the net proceeds from the global offering are fully deployed is set out in the charts below. The proportion of our capital allocated to various asset classes is not equal to the proportion of our total investment assets in each such asset class due to our use of differing degrees of leverage in each asset class. We have significant flexibility in how our capital is allocated and how we utilize leverage. The allocation of capital and total investment assets shown below represents future allocations expected at the time of this offering memorandum and neither the allocation of capital shown below nor the implied leverage levels represent targets or limitations with respect to the future investment of our capital or use of leverage. Additionally, we may in the future allocate capital to asset classes not represented below.

Expected Allocations
(after full deployment of proceeds from the global offering)
(unaudited)

Capital Allocation
(unaudited)


RMBS
56%
U.S. bank loans, high yield debt securities, CDOs and CLOs
19%
European bank loans, high yield debt securities, CDOs and CLOs
4%
Mezzanine Debt
1%
Liquidity Cushion
21%

Distressed debt: $0[1]

Allocation of Total Investment Assets
(unaudited)


RMBS
94%
Mezzanine Debt
<1%
U.S. bank loans, high yield debt securities, CDOs and CLOs
5%
European bank loans, high yield debt securities, CDOs and CLOs
<1%
Liquidity Cushion
1%

Distressed debt: $0[1]

---

(1) Our board of directors has approved a $75 million (unaudited) investment by us in CSP II, a new investment fund managed by Carlyle's Distressed Debt investment unit, and we expect to execute and begin funding that commitment during 2007. We expect that our $75 million (unaudited) commitment will be called over a two to three year period. See "— Non-Mortgage Related Assets — Distressed Debt" below.

The following is a summary description of the various assets classes in which we currently invest. Please refer to "— Detailed Description of the Types of Securities We May Hold and Financing Strategy" for a more detailed discussion of the characteristics of these and other asset classes in which we currently invest or may, in the future, invest.

- *Liquidity Cushion.* Our investment guidelines currently require a Liquidity Cushion equal to no less than 20% of our Adjusted Capital. The Liquidity Cushion is comprised of unrestricted cash and cash equivalents and unencumbered U.S. agency or U.S. government securities. The Liquidity Cushion is intended to be sufficient to meet reasonably foreseeable margin calls on our financed securities. We have performed extensive statistical testing of our expected portfolio, including testing during periods of significant financial market volatility and stress, to determine the level of this Liquidity Cushion, balancing the need for sufficient reserves with the desire to efficiently deploy capital. As of March 31, 2007, our Liquidity Cushion represented approximately 28% (unaudited) of Adjusted Capital, or approximately $159 million (unaudited).

- *Mortgage Products.* We currently allocate a significant portion of our capital to residential mortgage loans and RMBS. We believe that the relatively liquid nature of this asset class, the significant leverage we are able to employ and the availability of high credit quality assets make this an attractive asset class for us. As of March 31, 2007, we had allocated $320.4 million (unaudited) of capital to our RMBS portfolio. Utilizing the

significant leverage available in this asset class, this capital allocation allowed us to acquire an RMBS portfolio of approximately $16.4 billion (unaudited) (not including the Liquidity Cushion).

- *Non-Mortgage Related Assets.* We believe that our affiliation with Carlyle and its personnel provides us with a unique opportunity to invest in a variety of non-mortgage leveraged finance assets managed by Carlyle's Leveraged Finance Team. We may invest directly in investment vehicles sponsored by the Leveraged Finance Team or establish separate investment accounts (each, a "managed account") which are managed by the Leveraged Finance Team subject to parameters that we specify. As of March 31, 2007, we had invested in the following managed accounts or investment vehicles sponsored by the Leveraged Finance Team:

U.S. Leveraged Finance. Carlyle's U.S. Leveraged Finance investment unit invests in U.S. bank loans, high yield debt securities, CDOs and CLOs. As of March 31, 2007, $104.6 million (unaudited) of our capital was managed by Carlyle's U.S. Leveraged Finance investment unit.

This includes a $6.0 million (unaudited) capital investment in the equity of Carlyle High Yield Partners IX, Ltd., a $500 million high yield CLO issuer, which closed on September 14, 2006.

The remaining $98.6 million (unaudited) of capital was managed by Carlyle's U.S. Leveraged Finance investment unit through a managed account. Utilizing leverage, the U.S. Leveraged Finance investment unit acquired a portfolio of approximately $745.8 million (unaudited) in assets on our behalf.

European Leveraged Finance. Carlyle's European Leveraged Finance investment unit invests in European bank loans, high yield debt securities, CDOs and CLOs. As of March 31, 2007, €22 million (equivalent to $29.8 million) (unaudited) of our capital was managed by Carlyle's European Leveraged Finance investment unit.

This includes a €5 million (equivalent to $6.8 million) (unaudited) capital investment in the equity of CELF III, a €507.5 million European leveraged loan CDO issuer.

The remaining €17 million (equivalent to $23 million) (unaudited) of capital was invested in the equity of CELF Europe, a €518 million European market value credit opportunities CDO issuer. Subsequent to March 31, 2007, we made an investment of approximately €6.7 million (unaudited) in the equity of CELF Loan Partners IV PLC, a successor to CELF III.

Mezzanine Debt. Carlyle's Mezzanine Debt investment unit invests in mezzanine debt securities. As of March 31, 2007, $7.4 million (unaudited) of our capital was managed by Carlyle's Mezzanine Debt investment unit alongside CMP, a mezzanine debt investment fund. We intend to continue to invest alongside CMP. We have agreed to subscribe for a 10% interest in each of the remaining investments to be made by CMP. As a result of this agreement, we expect to invest approximately $22 million (unaudited) in mezzanine debt over the next 12 to 18 months. We may have the opportunity to invest additional capital in mezzanine debt when co-investment or other investment opportunities arise.

Distressed Debt. Carlyle's Distressed Debt investment unit invests in distressed debt securities. As of March 31, 2007, we had not invested in assets managed by Carlyle's Distressed Debt investment unit. The Distressed Debt investment unit is currently managing Carlyle Strategic Partners, L.P. ("CSP"). CSP closed prior to our inception and the opportunity to invest in this fund was therefore not available to us. We expect that the Distressed Debt investment unit will complete the investment of CSP during 2007 and form a successor fund, CSP II. Our board of directors has approved a $75 million (unaudited) investment by us in CSP II and we expect to execute and begin funding that commitment during 2007. We expect that our $75 million (unaudited) commitment will be invested over a two to three year period. We may also have the opportunity to make additional investments in distressed debt as co-investment or other investment opportunities arise.

Detailed Description of the Types of Securities We May Hold and Financing Strategy

Description of the Types of Securities We May Hold

We intend to invest in the types of securities described below based on a variety of factors, including relative value, leveraged risk-adjusted returns, current and projected credit fundamentals analysis. In addition, we take into account a number of market and portfolio considerations including, among others, credit and market risk concentration limits, liquidity and cost of financing. We intend to invest in both investment grade and non-investment grade securities and non-rated debt; however, in the case of mortgage-backed securities, we will invest primarily in high investment grade securities.

Although we intend to invest in the types of securities described below, the proportion of capital allocated to investments in each type of security will vary depending on changing market conditions. The actual amount of leverage that we utilize, although not limited by our investment guidelines, will depend on a variety of factors, including type and maturity of assets, cost of financing, credit profile of the underlying assets and general economic and market conditions. We may change our investment strategy and/or capital allocation guidelines without a vote of the holders of Class B shares, provided that any change in our investment guidelines must be approved by a majority of our independent directors.

Residential Mortgage Loans and Mortgage-Backed Securities. RMBS are a form of security collateralized by pools of residential mortgages. Pools of mortgage loans are assembled as securities for sale to investors by various governmental, government-agency and private issuers. Government and government-agency backed securities include mortgage-backed securities, which represent the entire ownership interest in pools of mortgage loans secured by residential real property and are guaranteed as to principal and interest by federally chartered entities such as Fannie Mae, Freddie Mac and Ginnie Mae. RMBS assembled by private issuers are also secured by residential real property but not guaranteed as to principal and interest. RMBS may include instruments such as collateralized mortgage obligations, pass-through securities, interests in real estate mortgage investment conduits, adjustable rate mortgages, as well as other real estate related securities. The mortgage related securities in which we may invest include securities with fixed interest rates, securities with interest rates that change based on changes in a specified index of interest rates such as the LIBOR or Constant Maturity Treasury or securities with a combination of fixed and floating interest rates such as hybrid mortgage securities which have interest rates that have an initial fixed period (typically three, five, seven or ten years) and thereafter reset or float at regular intervals. We may also invest in residential mortgage loans purchased directly from select financial institutions.

Freddie Mac is a stockholder-owned corporation established by the U.S. Congress. Freddie Mac purchases single-family and multifamily residential mortgages and mortgage-related securities, which it finances primarily by issuing mortgage pass through securities and debt instruments in the capital markets. The common stock of Freddie Mac is listed on the New York Stock Exchange. The address of Freddie Mac is 8200 Jones Branch Drive, McLean, Virginia 22102, U.S.A. Securities issued or guaranteed by Freddie Mac are not guaranteed by, and are not debts or obligations of, the United States or any agency or instrumentality of the United States other than Freddie Mac.

Fannie Mae is a stockholder-owned corporation established by the U.S. Congress. Fannie Mae provides funds to mortgage lenders through purchases of mortgage assets, and issuing and guaranteeing mortgage-related securities. Fannie Mae also makes investments that increase the supply of affordable rental housing. The common stock of Fannie Mae is listed on the New York Stock Exchange. The address of Fannie Mae is 3900 Wisconsin Avenue, N.W., Washington, D.C. 20016, U.S.A. Securities issued or guaranteed by Freddie Mac are not guaranteed by, and are not debts or obligations of, the United States or any agency or instrumentality of the United States other than Fannie Mae.

We expect to finance our investments in RMBS using a diversified approach involving repurchase agreements with multiple commercial and investment banks and through one or more commercial paper programs. Because this financing is expected to be short-term and floating rate, we intend to mitigate our interest rate risk through the use of various interest rate risk management strategies, including interest rate swaps. We expect, at least initially, to leverage this type of security between 32 and 37 times (unaudited) the amount of our equity invested in such securities, but this level may change.

The decision of whether to invest in agency or non-agency fixed or floating mortgaged-backed securities ("MBS"), agency or non-agency fixed or floating collateralized mortgage obligations ("CMOs") or agency or non-agency adjustable rate or hybrid adjustable rate mortgage is based on various factors including, but not limited to, the level of interest rates, the overall shape of the U.S. Treasury and interest rate swap yield curves, forward LIBOR, interest rate volatility, relative value, supply and demand and overall credit conditions. Given current market conditions as well as the current housing market slowdown and related issues in lower credit quality residential mortgage securities and mortgage loans, our current bias is to invest in short duration, high quality floating rate CMOs and MBS.

As of March 31, 2007, our RMBS portfolio consisted of approximately $16.5 billion (including $0.1 billion in the Liquidity Cushion) (unaudited) at fair value in agency CMOs with an Aaa rating by Moody's and AAA by S&P. As of March 31, 2007 we did not have any exposure in sub-prime residential mortgage backed securities or loans. As market and credit conditions change, we expect to invest in additional sectors of the RMBS market including but not limited to (i) agency and non-agency mortgage pass-through securities, (ii) fixed rate agency and non-agency CMOs, (iii) agency and non-agency adjustable rate and hybrid adjustable rate MBS, (iv) lower credit quality non-agency MBS and (v) lower credit quality non-agency CMOs.

Bank Loans. This category of investments generally includes assignments of and participation in performing secured corporate debt of U.S. and non-U.S. issuers. Bank loans are typically acquired through primary bank syndications and in the secondary market. In most cases, a bank loan is expected to be a floating rate (typically LIBOR) based obligation secured by certain of the borrower's collateral, including physical assets and/or the common equity of the borrower's subsidiaries. We believe that bank loans are an attractive investment due to their low correlation to other types of securities, low price volatility and low sensitivity to interest rate movements (e.g., bank loan income typically fluctuates with 90-day LIBOR). While it is anticipated that many of these investments will trade at or near par, we believe that there are attractive opportunities to generate capital appreciation by purchasing loans that may trade at a discount to par. Initially, we expect to finance our investments in bank loans through the use of leverage, and expect to leverage this type of security approximately seven times the amount of our equity, but this level may change.

As of March 31, 2007, we held bank loan assets with a fair value of $745.8 million (unaudited). Approximately 93.30% (unaudited) of these assets were first lien senior secured debt and 6.70% (unaudited) were senior unsecured debt, second lien debt and subordinated debt. Second lien loans are subordinate in their rights to receive principal and interest payment from the borrower to the rights of the senior loans. All of our bank loan assets are floating rate, with the vast majority based on three-month LIBOR and a small percentage based on one-month and six-month LIBOR. As of March 31, 2007, our leveraged loan portfolio had a weighted average rating factor ("WARF") of 2956 (unaudited), and a weighted average rating between B2 and B3 by Moody's. WARF is the quantitative equivalent of Moody's traditional rating categories and is used by Moody's in its credit enhancement calculations for securitization transactions. The weighted average rating of the portfolio of corporate leveraged loans is in line with our strategic targets for this type of security.

High Yield Debt. High yield debt typically consists of fixed rate, below investment grade debt securities of U.S. and non-U.S. companies purchased in the public or private markets. These securities may include floating rate, cash pay, deferred, zero coupon or pay-in-kind payment terms of both U.S. dollar and non-U.S. dollar denominated and domiciled securities. We believe that both the new-issue and secondary markets for high yield debt offer attractive investment opportunities. We expect, at least initially, to finance our investments in high yield debt through the use of leverage, and expect to leverage U.S. high yield securities approximately two times the amount of our equity invested in such securities and European high yield securities approximately nine times the amount of our equity invested in such securities, but these levels may change.

Mezzanine Debt. Structurally, mezzanine loans usually rank subordinate in priority of payment to senior debt, such as senior bank loans described above, and are often unsecured. However, mezzanine loans rank senior to common and preferred equity in a borrower's capital structure. Typically, mezzanine loans have elements of both debt and equity instruments, offering the fixed returns in the form of interest payments associated with senior debt, while providing lenders an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest. This equity interest typically takes the form of warrants. Due to its higher risk profile and often less

restrictive covenants as compared to senior loans, mezzanine loans generally offer a higher rate of interest than senior secured loans. The warrants associated with mezzanine loans are typically detachable, which allows lenders to receive repayment of their principal on an agreed amortization schedule while retaining their equity interest in the borrower. Mezzanine loans also may include a "put" feature, which permits the holder to sell its equity interest back to the borrower at a price determined through an agreed-upon formula. We believe that mezzanine loans offer an alternative investment opportunity based upon their historical returns and resilience during economic downturns. We expect, at least initially, to finance our investments in mezzanine debt through the use of leverage, and expect to leverage this type of security one times the amount of our equity invested in such securities, but this level may change.

Distressed Debt. Investments in special situations typically consist of investments in the debt securities of stressed and distressed companies. Stressed investments would include companies whose debt securities and/or obligations trade between par and 75% of par and are in jeopardy of missing a coupon payment or in need of bank covenant waivers to avoid default. Distressed investments would include investments in securities of companies: (i) whose debt securities trade below 75% of par; (ii) that are in default or are at significant risk of being unable to service their debt and other contractual obligations; (iii) that are in need of restructuring and/or reorganization; (iv) that have limited access to the capital markets; or (v) that have indebtedness that yields 1,000 basis points or more over the 10-year U.S. Treasury bond. Restructuring may refer to either a global restructuring of a company's balance sheet or simply a restructuring of the investment held by us. We will seek to invest principally in what Carlyle views as distressed securities of operationally sound, financially distressed companies in industries in which Carlyle has a demonstrated expertise and considerable industry knowledge. We expect to finance our investments in distressed debt through the use of leverage, and expect to leverage this type of security one times the amount of our equity invested in such securities, but this level may change.

Asset-Backed Securities. Although we do not intend initially to allocate capital to this type of security, we, over time, may invest in various ABS classes including, but not limited to, securities backed home equity lines of credit, credit card receivables and auto loans as we implement our diversified investment strategy. We may also invest in CDOs and CLOs backed by high yield securities, corporate leveraged loans, commercial mortgage-backed securities or asset-backed securities.

Commercial Real Estate Debt. Although we do not intend initially to allocate capital to this type of security, we, over time, may invest in debt secured by commercial real estate or issued by owners or operators of commercial real estate properties. These investments include CMBS, mezzanine loans, bridge loans and debt and preferred stock issued by public and private commercial real estate companies and real estate investment trusts ("REITs").

Description of Financing Strategy

We believe that proper management of the funding of assets is as important as the proper selection of assets. We utilize leverage extensively, which we may employ without limit, both through borrowings and/or through market exposure, to increase the potential returns on our investments. The actual amount of leverage we may employ depends on a variety of factors, including type and maturity of assets, cost of financing, credit profile of the underlying assets and general economic and market conditions. Our investment guidelines currently require a minimum Liquidity Cushion of 20% of Adjusted Capital.

We use varying degrees of leverage for different asset classes. As of March 31, 2007, our leverage ratio (debt directly incurred to finance investment assets to total equity) was 26.6 times (unaudited). Once the net proceeds from the global offering are fully deployed in the various asset classes in which we intend to invest, we expect our leverage ratio to be approximately 29 times (unaudited), based on our expected capital allocation set forth above. Our leverage ratio will change as our allocation of capital varies. For example, if we invest a higher percentage of capital in credit products such as distressed debt, our overall leverage ratio is expected to decrease. Our primary source of financing is currently repurchase agreements with respect to our RMBS assets. We may utilize additional financing strategies, including asset-backed commercial paper facilities, equity investments in leveraged finance vehicles, derivative instruments and bank credit facilities.

As of March 31, 2007, we had approximately $16.1 billion (unaudited) in borrowings under secured repurchase agreements, with a weighted average borrowing rate of 5.30% (unaudited), a weighted average remaining maturity of 22 days (unaudited) and accrued interest payable of $19.3 million (unaudited).

At March 31, 2007, we had borrowings under repurchase agreements with the following counterparties:

	As of March 31, 2007		
Counterparty	Amount	Weighted Average Maturity Remaining	Weighted Average Interest Rate
	(In thousands)	(Days) (Unaudited)	
Bear, Stearns & Co. Inc.	$ 1,261,563	25	5.30%
Bank of America L.L.C.	2,061,293	21	5.30
Deutsche Bank Securities Inc.	1,033,657	19	5.30
J.P. Morgan Securities Inc.	784,399	22	5.30
Lehman Brothers Inc.	3,587,476	23	5.30
UBS Securities L.L.C.	2,995,443	20	5.29
Cantor Fitzgerald & Co	2,470,894	22	5.30
Credit Suisse	250,120	25	5.30
Morgan Stanley	681,565	20	5.31
Merrill Lynch & Company, Inc.	928,084	18	5.31
Total Repurchase Agreements	*$16,054,494*	*22*	*5.30%*

On October 11, 2006, our indirect wholly-owned subsidiary CCIL entered into a credit agreement which allowed CCIL to borrow on a secured basis, subject to the terms and conditions set forth therein, up to $600 million (unaudited). Outstanding amounts under the Facility accrued interest at LIBOR plus 45 basis points (unaudited).

As of March 31, 2007, CCIL had borrowed $476.4 million (unaudited) under the Facility at a weighted effective annual interest rate of 5.77% (unaudited). Interest expense incurred on the Facility for the period ended March 31, 2007 was $4.5 million (unaudited), and interest accrued was approximately $0.9 million (unaudited) at March 31, 2007. The Facility was terminated on May 8, 2007.

On May 8, 2007, CCIL entered into the Senior Credit Agreement, which currently allows CCIL to borrow on a senior secured revolving basis, subject to the terms and conditions set forth therein, up to $50 million (unaudited). In general, borrowings under the Senior Facility will bear interest, at CCIL's option, at either the federal funds rate plus a margin of 0.575%, or a rate based on LIBOR plus a margin of 0.45%. The Senior Facility will terminate on or about the first anniversary of CCIL's entry into the Senior Credit Agreement and will be extended annually thereafter by each lender until the year 2017 unless, with respect to a particular lender, prior written notice is given by such lender with respect to the termination of its commitment. See "Description of Indebtedness — Senior Secured Revolving Credit Facility."

On May 8, 2007, CCIL entered into the Indenture, pursuant to which CCIL may issue multiple series of senior secured Notes, which may be term Notes or variable funding Notes. The aggregate principal amount of the Notes (excluding certain rollover notes intended to facilitate the refinancing of existing Notes) issued and outstanding under the Indenture at any time may not exceed $2 billion. On May 8, 2007, CCIL issued $600 million aggregate principal amount of term Notes, $150 million of which matures on December 8, 2007, $100 million of which matures on March 8, 2008, $100 million of which matures on April 8, 2008, $100 million of which matures on June 3, 2008 and $150 million of which matures on May 8, 2008. These term Notes bear interest at either one-month LIBOR plus 0.06% or three-month LIBOR plus 0.06%, subject to a 25 basis point step-up if not redeemed one month prior to their maturity. The net proceeds of these Note issuances were applied to the repayment of debt. On May 8, 2007, CCIL also entered into a variable funding Note purchase agreement, pursuant to which it may issue, and has received commitments from the variable funding Note purchaser to purchase, up to $250 million aggregate principal amount of variable funding Notes. These variable funding Notes will mature, and the commitment to purchase them will expire, on May 8, 2010, unless extended. On June 1, 2007, CCIL issued $200 million (unaudited) aggregate principal amount of term Notes, $75 million (unaudited) of which matures on January 1,

2008 and $125 million (unaudited) of which matures on June 30, 2008. These term Notes bear interest at three-month LIBOR plus 0.06% (unaudited), subject to a 25 basis point (unaudited) step-up if not redeemed one month prior to their maturity. The net proceeds of these Note issuances were applied to fund investments in bank loans. See "Description of Indebtedness — Senior Secured Notes."

In contemplation of the global offering, on May 10, 2007, we entered into the Bridge Loan pursuant to which affiliates of the managers agreed to loan us approximately $191.7 million (unaudited). We used the proceeds of the Bridge Loan to finance investments we made in contemplation of our receipt of the proceeds of the global offering and related expenses, and we expect to repay the Bridge Loan from the proceeds of the global offering. The Bridge Loan is unsecured and is guaranteed by certain of our subsidiaries. See "Description of Indebtedness — Bridge Loan."

Repurchase Agreements. We may utilize repurchase agreements to borrow against applicable assets in the investment portfolio including, but not limited to, RMBS, CMBS, U.S. government and agency securities, corporate bonds (including high yield), other ABS and leveraged loans. Under these agreements, we will sell assets to the repurchase agreement counterparty and agree to repurchase the same security at a price equal to the original sale price plus an interest factor. These repurchase agreements are accounted for as debt, secured by the underlying asset. During the term of a repurchase agreement, we earn the principal and interest on the related securities and pay interest to the repurchase agreement counterparty. We intend to maintain formal relationships with a number of financial institutions for the purpose of maintaining repurchase agreements on market competitive terms.

Asset-Backed Commercial Paper Facilities. In addition to repurchase agreements, we may utilize asset-backed extendible commercial paper facilities to finance assets in our investment portfolio. The asset-backed extendible commercial paper is intended to be in the form of secure liquidity notes that are recorded as debt and are collateralized by corresponding assets in our portfolio. We expect that this form of borrowing will be highly rated and may provide a cost effective source of funds. This form of borrowing may be through a conduit structure in association with highly rated financial institutions. There are no assurances that we will be able to structure and/or manage an asset-backed extendible commercial paper program successfully in the future.

Equity Participation in Leveraged Finance Team Structures. From time-to-time, we expect to invest in various investment structures provided by the Leveraged Finance Team (e.g., CDOs and CLOs). The form of investment may be through an equity participation in such structures thereby earning a rate of return from the net asset earning stream in the structure which utilizes highly-rated cost effective financing as part of that return.

Derivative Instruments. We may use certain derivative instruments (e.g., total return swaps, interest rate swaps) to gain exposure to certain asset classes without having to own the underlying assets. For example, we may utilize total return swaps through which the total return (interest, fees and capital gains/losses on an underlying asset) is paid to an investor in exchange for a fixed or floating rate payment. The holder of these and other derivatives usually post only a fraction on the value of the underlying assets (or notional amount of the derivatives contract) as collateral. These derivatives, therefore, represent highly leveraged investments.

Bank Credit Facilities. We may draw funds from bank credit facilities to fund investments. These facilities usually take the form of credit lines from commercial and investment banks. We intend to establish formal relationships with multiple financial institutions for the purpose of maintaining financing relationships on favorable terms, however there are no assurances that we will establish and/or maintain any such facilities.

Detailed Description of Our Investment Guidelines

Our investment guidelines cover the allocation of our capital among asset classes, our use of leverage and other matters. We may change our investment strategy and/or capital allocation guidelines without a vote of our shareholders, provided that any change to our investment guidelines must be approved by a majority of our independent directors. In the past, we have deviated from these guidelines with the approval of a majority of our independent directors and we may do so again in the future. Our investment guidelines are summarized below, with percentages of our capital to be calculated at the time of the relevant investment. Please note that, as a result of our use of leverage, the percentage of our assets held in a type of investment may exceed the percentage of our capital allocated to that type of investment.

Asset Allocation

Under our current investment guidelines, we are authorized to allocate our capital to the extent indicated in only the following asset types (although we may allocate up to 2%, or 10% with the approval of our Investment Committee, of our capital to investments in other asset classes if consistent with our overall investment strategy).

RMBS: we may allocate up to 85% of our capital to investments in RMBS (including whole loans), with at least 90% of the allocated capital in RMBS rated AA or higher.

Credit Product Assets: we may allocate up to 65% of our capital to investments in credit products, consisting of bank loans, CDOs, CLOs, sub-investment grade corporate debt securities (including distressed debt securities) and mezzanine debt, provided that no more than 25% of our capital may be allocated to investments in sub-investment grade corporate debt securities. Unless approved otherwise by our board of directors, such capital may only be invested through agreements with Carlyle's Leveraged Finance Team. There are additional limitations on allocating our capital to investments in particular credit product asset types:

> *Mezzanine debt:* we may allocate our capital to investments in mezzanine debt to be made on a fixed pro-rata basis alongside CMP in an amount of up to 10% of the capital of CMP.
>
> *Distressed debt:* we may allocate our capital to investments in distressed debt to be made on a fixed pro-rata basis alongside CSP in an amount of up to 5% of the capital of CSP.
>
> *Bank loans & high yield corporate bonds:* these limitations are defined in terms of percentages of the greater of (i) $400,000,000 and (ii) the fair value of actual bank loans and high yield corporate bond assets outstanding (the "Adjusted Total"). With respect to such assets, we may invest: (a) no less than 60% of the Adjusted Total in senior secured debt (minimum of 60%), (b) no more than 40% of the Adjusted Total in senior unsecured debt, second lien debt and subordinated debt, (c) no more than 7.5% of the Adjusted Total in each of five issuers, no more than 5% of the Adjusted Total in each of another five issuers and, for any further issuers, no more than 3.5% of the Adjusted Total in each such issuer, (d) no more than 20% of the Adjusted Total in each of three industries, no more than 15% of the Adjusted Total in each of another three industries and, for any further industries, no more than 12.5% of the Adjusted Total in each such industry, (e) no more than 20% of the Adjusted Total in non-performing assets, and (f) no more than 25% of the Adjusted Total in unrated assets and those rated CCC flat or lower.

Other fixed income assets: we may allocate up to 40% of our capital to investments in ABS (including home equity loan securities, credit card securities and auto loan securities), sovereign debt securities (inclusive of government sponsored entities) rated AA or higher and investment grade corporate debt securities, provided that no more than 20% of our capital may be allocated to investments in sub-investment grade ABS.

Yield curve assets: we may allocate up to 20% of our capital to investments in derivative contracts (both over-the-counter and exchange-based) and foreign exchange, excluding in each case transactions classified as hedges. Such capital may only be invested with counterparties rated single A or higher and no more than 50% of capital allocated in this asset type in any single currency.

CMBS: we may allocate up to 10% of our capital to investments in CMBS (including whole loans).

Private equity investments: we intend to invest in private equity opportunities, although we expect that such private equity investments will not exceed 5% of our capital and will in no event exceed 10% of our capital (changes to this limit must be approved by holders of a majority of the Class B shares).

AAA-Rated G7 Government Securities and Money Market Instruments and Funds: we may allocate up to 100% of our capital to investments in AAA-rated G7 government securities (including securities explicitly government guaranteed), money market instruments and funds. Any such AAA-rated G7 government securities must have maturities of 3 years or less.

Leverage and Liquidity

We are required to hold a Liquidity Cushion consisting of unrestricted cash and cash equivalents and unencumbered U.S. agency or U.S. government securities equal to no less than 20% of our Adjusted Capital. The

Liquidity Cushion is intended to be sufficient to meet reasonably foreseeable margin calls on our financed securities.

Cash Management

We are permitted to manage cash not invested in the above-mentioned asset classes as follows:

Certificates of Deposit: up to 100% of such amount in certificates of deposit rated single A or above.

Commercial Paper: up to 100% of such amount in commercial paper rated A1/P1 or above.

Money Market Funds.

Short-Selling

We are permitted to sell short any instrument (i.e. sell an instrument we currently do not own) in the above-mentioned approved asset classes. Please note that our strategy is best described as a "buy and hold" (i.e. net long position) strategy and as such we may short-sell to hedge market risk in the portfolio (note: the hedge may or may not receive hedge treatment per IFRS or U.S. GAAP) and at no time may short-selling lead to an overall net short portfolio position for us in total.

Foreign Exchange Risk

Although our functional currency is the U.S. dollar, we will be making investments in non-U.S. dollar assets. To the extent that these investments create risk in respect of movements in foreign exchange rates, it is our policy to hedge this risk, in a cost-effective manner, to the extent possible.

Concentration Limits

No more than 20% of our gross assets may be:

(a) invested in, either directly or indirectly, or lent to any single underlying issuer (including its subsidiaries and affiliates); or

(b) invested in one or more collective investment undertakings, which may invest in excess of 20% of its gross assets in other collective investment undertakings (open-end and/or closed-end type); or

(c) exposed to the creditworthiness or solvency of any one counterparty (including its subsidiaries and affiliates);

except, in each case, for investments in, loans to or exposure to Fannie Mae or Freddie Mac.

This requirement shall not apply where the 20% limit is exceeded due to appreciations or depreciations, changes in exchange rates, or by reason of the receipt of rights, bonuses, benefits in the nature of capital or by reason of any other action affecting every holder of that investment, provided the investment manager has regard to the threshold when considering changes in the investment portfolio.

Investment Limitations Due to the Investment Company Act

Although not part of our investment guidelines, we do not intend to make or commit to make any investment that would result in our being deemed to have been formed for the purpose of making such investment for the purposes of the Investment Company Act and related rules. Depending on the facts and circumstances, this restriction may limit the amount of capital that we may invest, or commit to invest, in a single investment fund or other entity.

Cash Management Activities

As part of our liquidity risk management, we hold a portion of our portfolio in cash and cash equivalents. Under our investment guidelines, our cash management activities results in investments in AAA investment-grade instruments and well-rated depository institutions. Cash is reconciled daily.

Risk Management Activities

The primary risks that we manage in our investment portfolio are interest rate risk, credit risk and liquidity risk. These risks are managed by our chief investment officer, Carlyle's portfolio managers and our chief risk officer and treasurer. Our Investment Committee and Asset/Liability Committee provide strategic and oversight management for the risks of the portfolio. We monitor and manage these risks through our investment guidelines and limits. Using derivatives-based fixed income technology, we have developed and implemented extensive and detailed periodic sensitivity analyses and value-at-risk methodologies to monitor and manage risk in the portfolio. While we believe our infrastructure to be state-of-the-art from a quantitative perspective, management believes there is no substitute for experience and judgment; therefore, the members of our Asset/Liability Committee meet regularly and our Investment Committee meets periodically and on an ad hoc basis as needed.

Regulatory Matters

Authorization from the Guernsey Financial Services Commission

Consent under The Control of Borrowing (Bailiwick of Guernsey) Ordinances, 1959 to 1989 has been obtained for the issuance of this offering memorandum and the associated raising of funds. Neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Council takes any responsibility for our financial soundness or for the correctness of any of the statements made or the opinions expressed with regard to our company. We will be subject to the ongoing supervision of the Guernsey Financial Services Commission.

We have entered into an administration agreement (the "Administration Agreement") with Mourant Guernsey Limited (the "Guernsey Administrator") pursuant to which the Guernsey Administrator and/or its affiliates will perform administrative duties for us. The Guernsey Administrator will, in turn, delegate certain of these duties to Carlyle. The Guernsey Administrator will administer or will procure the administration of our business and property pursuant to delegation from our board of directors and under the supervision of Carlyle and will arrange for, and pay or arrange to be paid any fees in connection with, such custody services, securities transactions or other administration services as we may from time to time require. The Guernsey Administrator will provide or procure clerical and administrative services for us. The fees of the Guernsey Administrator are based on time, subject to an annual minimum of $72,000 (unaudited), which amount is subject to renewal every 12 months. These fees are payable by us for the Guernsey Administrator's performance of those administrative duties which are not delegated to Carlyle, and for overseeing the performance by Carlyle of those administrative duties which are so delegated. Certain affiliates of Carlyle may, together with the Guernsey Administrator, provide services to us or Carlyle, with us or Carlyle paying for such services accordingly. It is expected that we will reimburse Carlyle for any such services that it pays pursuant to the preceding sentence.

We, the Guernsey Administrator and Carlyle also entered into a sub-delegation agreement pursuant to which Carlyle will perform certain clerical and administrative services on behalf of the Guernsey Administrator.

The Guernsey Administrator will have the benefit of an indemnity from us under the terms of the Administration Agreement in relation to liabilities incurred in the discharge of its duties.

We are required to send copies of our annual report and accounts to the Guernsey Financial Services Commission as soon as reasonably practicable after their publication. We are also required to provide certain statistical information to the Guernsey Financial Services Commission on a quarterly basis within 15 days of the end of the applicable quarter.

Repurchase of Class B shares

Although we have no current intention to repurchase our Class B shares, we may in the future repurchase Class B shares in the market on an ongoing basis with a view to addressing any imbalance between the supply of, and demand for, Class B shares. Any Class B shares bought back will be subsequently held in treasury or cancelled by us. Shares issued out of treasury will not be issued at less than the then prevailing total equity per Class B share. At no time may Class B shares representing in excess of 10 percent of the issued Class B shares be held in treasury.

Any share purchases will be made in accordance with the Companies (Purchase of Own Shares) Ordinance, 1998 and relevant securities laws (including market abuse rules) and within guidelines established from time to time by our directors (which will take into account our income and cash flow requirements). The making and timing of any Class B share purchases will be at the absolute discretion of our directors. Purchases will only be made through the market for cash at prices below the estimated prevailing total equity per Class B share and when the directors believe such purchases will be in the interests of shareholders.

In accordance with the Companies (Purchase of Own Shares) Ordinance, 1998, market purchases of Class B shares may only be made out of the proceeds of a fresh issue of shares made for the purpose of the repurchase or out of distributable profits. On March 16, 2007, the Royal Court of Guernsey approved a capital reduction of the share premium account of our company, thereby creating a distributable reserve which we may use in making market purchases of Class B shares.

See "Relationships with Carlyle and Related Party Transactions—Direct and Indirect Investments in Us by Carlyle's Investment Professionals, Senior Advisors and other Employees and our Directors" for a description of certain purchases of Class B shares by affiliates of Carlyle Investment Management.

Netherlands Financial Supervision Act

We are subject to the Netherlands Financial Supervision Act (*Wet op het financieel toezicht*). Pursuant to Article 2:65 of the Netherlands Financial Supervision Act it is prohibited to offer in the Netherlands interests in an investment institution (*beleggingsinstelling*), such as us, if the management company of such investment institution (or, if the investment institution does not have a separate management company, the investment institution itself) does not have a license from the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*), unless an exception, exemption or individual dispensation applies. Under the Netherlands Financial Supervision Act, an exception applies to us in respect of the requirement to obtain a license from the Netherlands Authority for the Financial Markets for so long as Guernsey is considered by the Netherlands Minister of Finance (*Minister van Financiën*) to exercise "adequate supervision" over closed-ended investment institutions. By Ministerial Decree of November 13, 2006, as amended on December 4, 2006, in respect of the accreditation of states as referred to in Article 2:66 of the Netherlands Financial Supervision Act, Guernsey was accredited by the Netherlands Minister of Finance to exercise such adequate supervision over investment institutions such as us. Irrespective of the exception set forth above, we will remain subject to certain ongoing requirements under the Netherlands Financial Supervision Act relating, amongst others, to the disclosure of certain information to investors, including the publication of our financial statements. We will be registered with the Netherlands Authority for the Financial Markets pursuant to Article 1:107 of the Netherlands Financial Supervision Act as soon as possible after the Guernsey Financial Services Commission has sent a statement of supervision to the Netherlands Authority for the Financial Markets.

Employees

We do not directly employ any employees and we depend on Carlyle for the day-to-day management and operation of our business. Under our investment management agreement, Carlyle Investment Management will be responsible for, among other things, selecting, acquiring and disposing of investments, carrying out financing, cash management and risk management activities, providing investment advisory services, including with respect to our investment guidelines, and arranging for personnel and support staff to be provided to carry out the management and operation of our business. Personnel and support staff provided by Carlyle are not required to have as their primary responsibility our day-to-day management and operations or those of any of the other service recipients or to act exclusively for any fund.

As of March 28, 2007, Carlyle had 782 employees in total, including 416 investment professionals, who dedicated all of their business time to carrying out Carlyle's activities, including providing services to third parties, such as us, under various investment management, monitoring and services agreements.

Intellectual Property

We have entered into a licensing agreement with Carlyle pursuant to which Carlyle has granted us and our subsidiaries a non-exclusive, royalty-free license to use the "Carlyle" name and "The Carlyle Group" logo for the limited purpose of management and operation of our and our subsidiaries' business in accordance with the investment objectives and terms set forth in this offering memorandum. Other than with respect to this limited license, neither we nor any of our subsidiaries will have a legal right to use the "Carlyle" name or logo. This licensing agreement may be terminated in the circumstances described under "Relationships with Carlyle and Related Party Transactions — Licensing Agreement."

Facilities

Our registered address is PO Box 543, First Floor, Dorey Court, Admiral Park, St Peter Port, Guernsey GY1 6HJ, Channel Islands. The telephone number at that location is (+44) 1481 715 601. Pursuant to our investment management agreement, Carlyle Investment Management is responsible for providing us with certain investment management, operational and financial services. These services are provided by Carlyle's investment professionals who are generally based in Washington, D.C. The address and telephone number of Carlyle's office in Washington, D.C. are included under "Our Management by Carlyle and Our Investment Management Agreement — Additional Information." We believe that these facilities are suitable and adequate for the management and operation of our business.

Governmental, Legal and Arbitration Proceedings

There are no governmental, legal or arbitration proceedings (current, pending or threatened) of which we are aware which may have, or may have had, a significant effect on our company and our subsidiaries' financial position or profitability.

Material Contracts

The following contracts are the only contracts (not being contracts entered into in the ordinary course of business) that we have entered into since our formation on August 29, 2006 which are material to us or which have been entered into at any other time and which contain provisions under which we have an obligation or entitlement that is material to us as of the date of this offering memorandum:

- Investment Management Agreement (see "Our Management by Carlyle and Our Investment Management Agreement — Our Investment Management Agreement");
- Restricted Deposit Agreement (see "Description of the Restricted Depositary Shares and the Restricted Deposit Agreement");
- Purchase/Placement Agreement for the global offering (see "Plan of Distribution");
- Purchaser's Letters (see "Private Placements" and Appendix A); and
- Licensing Agreement (see "Relationships with Carlyle and Related Party Transactions — Licensing Agreement").

MANAGEMENT AND CORPORATE GOVERNANCE

Our Articles of Association provide for the management of our business and affairs by our board of directors and officers. Pursuant to our investment management agreement, our business and affairs will be managed by Carlyle. Notwithstanding the management by Carlyle, we will have a five-member board of directors (with two additional non-voting, advisory members) which must approve certain of our actions. Our board of directors includes three voting directors that are independent of, and not affiliated with, Carlyle. Certain actions require the approval by a majority of such independent directors. See "— Board Structure, Practices and Committees — Actions Requiring Special Approval by Independent Directors."

Our shareholders are not entitled to participate, directly or indirectly, in our management or operations, to unilaterally cause Carlyle Investment Management to withdraw as our investment manager or to elect the members of our board of directors (see "Risk Factors — Investors will have very limited management rights").

Directors and Executive Officers

The following table presents certain information concerning our board of directors and the individuals who will serve as our executive officers.

Name(1)	Age	Position
Robert B. Allardice III	60	Independent director
William E. Conway, Jr.	57	Director
James H. Hance, Jr.	62	Director and chairman of our board of directors
John L. Loveridge	64	Independent director
H. Jay Sarles	62	Independent director
John C. Stomber	53	Non-voting director, chief executive officer, chief investment officer and president
Michael J. Zupon	46	Non-voting director, non-executive vice-chairman of our board of directors
Randolph P. Green	39	Chief financial officer
Vincent M. Rella	54	Chief accounting officer and controller
Patrick Trozzo	48	Chief risk officer and treasurer
William F. Greenwood	48	Chief dealer

(1) The address of each person named above is c/o Carlyle Capital Corporation Limited, PO Box 543, First Floor, Dorey Court, Admiral Park, St Peter Port, Guernsey GY1 6HJ, Channel Islands.

During the preceding five years, none of our directors or officers has been convicted of any fraudulent offenses, been associated with any bankruptcies, receiverships or liquidations, been the subject of sanctions by a regulatory authority or been disqualified by any court of competent jurisdiction from acting as a member of the administrative, management or supervisory body of any issuer or from participating in the management or conduct of the affairs of any issuer. Further details concerning our directors and the offices they have held can be found in Annex I to this offering memorandum.

Our board of directors is comprised of the following individuals: William E. Conway, Jr., James H. Hance, Jr., Robert B. Allardice III, John L. Loveridge and H. Jay Sarles. and John C. Stomber and Michael J. Zupon who are non-voting directors with the right to attend all meetings of our board of directors.

Set forth below is biographical information for our directors and our executive officers.

Robert B. Allardice III. Mr. Allardice is one of our independent directors. Mr. Allardice's career has been focused on Investment Banking and Commercial Banking. From 1974-1993 he was employed at Morgan Stanley & Co. Incorporated, where he was initially active in the Mergers and Acquisitions Department. Following that, Mr. Allardice founded and assumed responsibility for the Merger Arbitrage Department and subsequently became the Chief Operating Officer of the Equity Department. During this period, Mr. Allardice was a founding member of

Morgan Stanley's Finance Committee and was involved in firm-wide financial planning, including the decision to undertake an initial public offering and subsequent planning associated with how best to finance a global investment bank. Mr. Allardice retired from Morgan Stanley in 1993. From 1994-1999 Mr. Allardice was employed at Deutsche Bank, initially as a consultant on North American issues, then as Regional Chief Operating Officer — North America, then as Regional CEO — North and South America. During this period, Mr. Allardice also assisted in Deutsche Bank's global strategic planning and was involved in the acquisition of Bankers Trust Company in 1999. Mr. Allardice retired from Deutsche Bank in 1999. He is a retired Board Member of Deutsche Bank, Canada and a retired Board Member of Bankers Trust Company. Mr. Allardice is currently a member of the board of directors and Audit Committee of the Vanguard Car Rental Group Inc. Mr. Allardice received a B.A. from Yale University and an MBA from the Harvard Business School.

William E. Conway, Jr. Mr. Conway is one of our directors. Mr. Conway is a founding partner and Managing Director of Carlyle. He is also Carlyle's Chief Investment Officer. Prior to the formation of Carlyle in 1987, Mr. Conway spent three years as the Senior Vice President and Chief Financial Officer of MCI Communications Corporation ("MCI"). He was a Vice President and Treasurer of MCI from 1981 to 1984. While at MCI, Mr. Conway arranged several billion dollars of debt and equity financing, both in the public and private financial markets, and negotiated significant acquisitions and divestitures. Prior to joining MCI, he served in a variety of positions for almost 10 years with The First National Bank of Chicago in the areas of corporate finance, commercial lending, workout loans and general management. He served as the Chairman of the Board of Nextel Communications, Inc. and United Defense Industries, Inc. Mr. Conway also served on the board of directors of Sprint Nextel Corporation and several private companies in which Carlyle has significant interests. Mr. Conway received a B.A. from Dartmouth College and an MBA in finance from the University of Chicago Graduate School of Business.

James H. Hance, Jr. Mr. Hance is one of our directors and is the chairman of our board of directors. Mr. Hance is a Senior Advisor with Carlyle focused on the financial services sector. Prior to becoming affiliated with Carlyle, he was Vice Chairman and Chief Financial Officer of Bank of America, where he served for almost 18 years. Mr. Hance joined NCNB, predecessor to Bank of America, in March 1987, where he served as the Chief Financial Officer until 2004. Prior to NCNB and Bank of America, he worked for 17 years at Price Waterhouse. Mr. Hance is currently a member of the board of directors of Duke Energy, Sprint Nextel, Rayonier, and Cousins Properties Inc. He is a certified public accountant and received a Bachelor's degree at Westminster College and an MBA from Washington University.

John L. Loveridge. Mr. Loveridge is one of our independent directors. Mr. Loveridge is a native of Guernsey and retired as Managing Director of Redbridge Offshore Limited following its sale in November 2003 to Mourant, the Jersey legal and specialist administration firm. From September 1996 to November 1999 he was a Principal and Managing Director of Bridgewater Administration, which was subsequently sold to Royal Bank of Canada in November 1999, and he remained as Managing Director until May 2000. He previously held senior positions with Guernsey International Fund Managers (now Northern Trust) and was Managing Director of Butterfield Fund Managers in both Guernsey and in Grand Cayman. During his 40 years of involvement in the offshore banking, finance and fund industries, he has gained significant experience in the management and administration of institutional, private equity and fund of funds investment vehicles. He currently sits on the offshore boards of the funds and corporate structures of several investment groups.

H. Jay Sarles. Mr. Sarles is one of our independent directors. Mr. Sarles is a private investor and a senior advisor to Nautic Partners, a private equity company that manages $1.5 billion in assets. He retired in March 2005 as Vice Chairman of Bank of America. Prior to that, he was Vice Chairman and Chief Administrative Officer of FleetBoston Financial, which was acquired by Bank of America in April 2004. As Chief Administrative Officer of FleetBoston Financial, Mr. Sarles oversaw the administrative functions of the company, including treasury, risk management, corporate strategy, mergers and acquisitions, technology and operations, and human resources. He was also the senior executive in charge of Fleet's New York-based operations. During his 37 years with Fleet, Fleet grew from a Rhode Island-based bank with $971 million in assets, to a financial services company with bank assets of $190 billion and assets under management of $150 billion. Mr. Sarles is currently a member of the board of directors of Ameriprise Financial, Inc., AvalonBay Communities, Inc., Dental Service of Massachusetts, Denta-Quest Ventures, Inc. and MBNA Europe Bank Ltd., an indirect subsidiary of Bank of America Corporation. He is also a trustee of Mount Holyoke College. Mr. Sarles received a B.A. from Amherst College.

John C. Stomber. Mr. Stomber is one of our non-voting directors and also serves as our chief executive officer, president and chief investment officer, and is also a Managing Director of Carlyle. Mr. Stomber came to Carlyle from Cerberus where, as Managing Director, he focused on structured transactions with banking and securities firms. Prior to Cerberus, he was Senior Vice President & Global Treasurer of Merrill Lynch & Company, a Member of the Executive Management Committee and Chairman of the Asset & Liability Committee. At Merrill Lynch, he worked on the post-1998 turnaround of the firm. Before Merrill Lynch, Mr. Stomber was a Managing Director who served in several senior capacities at Deutsche Bank from 1991 to 1999, including Treasurer of the Americas, where he was responsible for funding and risk management for capital markets and banking activities, and principal representative with federal regulators. He subsequently managed and contributed to the growth of Deutsche Bank's North American fixed income and foreign exchange swaps and derivatives business. From 1981 to 1991, he served in various capacities at Security Pacific Bank and prior to that he worked at Crocker National Bank. Mr. Stomber received a B.A. from Franklin and Marshall College and an MBA from New York University.

Michael J. Zupon. Mr. Zupon is one of our non-voting directors and also serves as the non-executive vice-chairman of our board of directors. Mr. Zupon is a founding member, Chief Investment Officer and Managing Director of Carlyle's U.S. Leveraged Finance investment unit, and is also a Partner and Managing Director of Carlyle. He has over 20 years experience in the banking industry focused on originating, structuring, syndicating and managing leveraged loans, high yield debt and leveraged equity. Prior to joining Carlyle in 1999, Mr. Zupon served as a Managing Director with Merrill Lynch where he was responsible for its loan and high yield bond underwriting business on behalf of its Financial Sponsors Group. At Merrill Lynch, he served on the firm's Leveraged Finance Transaction Committee and Equity Underwriting Committee. Additionally, Mr. Zupon served as Managing Director and head of Leveraged Loans with NationsBank Capital Markets, Inc, predecessor to Bank of America, where he was a member of its Leveraged Finance Executive Committee. Prior to that, he was with Canadian Imperial Bank of Commerce, as Vice President and Team Leader of its Acquisition Finance Group. Mr. Zupon received a B.S. in business from Miami University of Ohio.

Randolph P. Green In June 2007, Mr. Green joined our company as our chief financial officer and joined Carlyle as a Managing Director. Prior to joining our company and Carlyle, Mr. Green had been a partner in the national office of Deloitte & Touche LLP from 2004. Prior to that, he worked as a professional accounting fellow in the Office of the Chief Accountant of the Securities and Exchange Commission. Prior to joining the Securities and Exchange Commission, Mr. Green was principally employed by Arthur Andersen LLP from 1993 to 2002, where he was an experienced manager in Audit and Business Advisory Services. Mr. Green is a Certified Public Accountant and received a B.S. in economics from Vanderbilt University and an M.A. in professional accountancy from Georgia State University.

Vincent M. Rella. Mr. Rella serves as our chief accounting officer and controller and is also a Principal of Carlyle. Mr. Rella served as Controller and Chief Accounting Officer for Offitbank from 1986 through 1997 and was appointed Managing Director in 1998. Offitbank was primarily a fixed income investment advisor covering the major fixed income asset classes for managed accounts and mutual funds. It was acquired by Wachovia Bank N.A. in 1999. At acquisition, Offitbank's assets under management were $12 billion which subsequently grew to $19 billion. Mr. Rella designed and implemented Offitbank's multicurrency portfolio accounting system which Wachovia continues to utilize today within its operations. He was also the Secretary and Treasurer for Offitbank's two mutual fund complexes and served on the management, operations, integration and investment committees. Prior to joining Offitbank, Mr. Rella was employed by Richard A. Eisner & Company CPA's from 1981 to 1986. Mr. Rella received a B.A. in accounting and economics from Queens College (CUNY) and is a Certified Public Accountant.

Patrick Trozzo. Mr. Trozzo serves as our chief risk officer and treasurer and is also a Managing Director of Carlyle. Mr. Trozzo joined Carlyle Investment Management from Cerberus Capital Management where he served as a consultant in private equity specializing in the financial services area. Prior to that, he worked as a portfolio manager in alternative investments in the fixed income and foreign exchange markets for a firm he co-founded. Mr. Trozzo was formerly a head of trading and market risk management in the fixed income and foreign currency derivatives markets for Deutsche Bank and Security Pacific. Mr. Trozzo received a BBA from Pace University and an MBA from New York University.

William F. Greenwood. Mr. Greenwood serves as our chief dealer and portfolio manager, with over 20 years experience in the fixed income market, and is also a Managing Director of Carlyle. Mr. Greenwood served as First Vice President in the Global Treasury Department of Merrill Lynch, where he was portfolio manager of the firm's $40 billion liquidity and collateral portfolios. The portfolios consisted of mortgaged-backed and asset-backed securities and U.S. government and U.S. agency debt securities. Mr. Greenwood also served on Merrill Lynch's Asset and Liability Committee. Prior to joining Merrill Lynch, Mr. Greenwood served as a Vice President and Government Bond Trader, most recently at NationsBank, predecessor to Bank of America. Mr. Greenwood stared his career at Chemical Bank, predecessor to JPM Chase, in the U.S. Government and Agency Bond department. Mr. Greenwood is a graduate of Fairfield University and received an MBA from Northeastern University.

The chairman of our board of directors, and certain of our other directors and officers, also serve or may serve as officers or directors of Carlyle Investment Management and/or one or more of its existing or future affiliates. Such individuals may therefore have obligations to Carlyle and its investors which may, in particular circumstances, conflict with our interests or those of our shareholders. See "Risk Factors — Risks Related to Our Management by Carlyle."

Board Structure, Practices and Committees

The structure, practices and committees of our board of directors, including matters relating to the size, independence and composition of our board of directors, the election and removal of directors, requirements relating to actions by our board of directors, the powers delegated to committees of our board of directors and the appointment of executive officers, are governed by our Articles of Association. The following is a summary of certain provisions of those Articles of Association that affect our corporate governance. This summary is qualified in its entirety by reference to all of the provisions of our Articles of Association. Because this description is only a summary of our Articles of Association, it does not necessarily contain all of the information that a prospective investor may find useful. We therefore urge prospective investors to review our Articles of Association in their entirety. Copies of our Articles of Association will be made available to shareholders as described under "Documents Available for Inspection."

Size, Independence and Composition of the Board of Directors

Our board of directors, which currently has five voting members, may consist of between two and eleven directors or such other number of directors as may be determined from time to time by a resolution of the holders of our Class A shares (the "Voting Shares"), which are owned by one or more affiliates of Carlyle (the "Voting Shareholders"). At least a majority of the voting directors holding office must be independent of and not affiliated with Carlyle, as determined by our full board of directors. The Voting Shareholders are affiliates of Carlyle and have the right to elect the members of our board of directors. If the death, resignation or removal of one of our independent directors results in our board of directors consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, our board of directors may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office.

Election and Removal of Directors

Each member of our board of directors is elected annually at a general meeting of the Voting Shareholders and holds office until the next annual general meeting of the Voting Shareholders or, if earlier, his or her death, resignation or removal from office. Vacancies on our board of directors may be filled and additional directors may be added by a resolution of the applicable Voting Shareholders or a vote of the directors then in office, provided that the appointment of any new directors would not cause our board of directors to exceed its authorized size and that any new directors satisfy certain eligibility requirements. Those eligibility requirements generally provide, among other things, that:

- a person may not be appointed to the office of independent director unless he or she has been approved by a majority of the independent directors then in office; and
- Voting Shareholders may not nominate a person for election to our board of directors unless they comply with certain advance notice requirements.

A director may be removed from office for any reason by a written resolution requesting resignation signed by all other directors then holding office. In addition, Voting Shareholders holding a majority of the Voting Shares may remove a director from office for any reason.

One or more affiliates of Carlyle own the Voting Shares and elect the members of our board of directors. The holders of the Class B shares are not entitled to vote for the election or removal of our directors. Due to the foregoing, subject to complying with requirements relating to director independence, affiliates and employees of Carlyle generally will be able to control the composition of our board of directors and, as a result, substantially influence our business and affairs.

Alternate Directors

A director may, by written notice to us, appoint any person, including another director, who has been approved by the board of directors and who meets any minimum standards that are required by applicable law, to serve as an alternate director who may attend and vote in such director's place at any meeting of our board of directors at which the director is not personally present and to otherwise perform any duties and functions and exercise any rights that the director could perform or exercise personally. A director who holds the office of independent director may only appoint an alternate director to fill his or her position who is also independent. An alternate director will be automatically removed from office if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors.

Action by the Board of Directors

Our board of directors may take action in a duly convened meeting in which a quorum is present or by a written resolution signed by all directors then holding office. When action is to be taken at a meeting of our board of directors, subject to any requirements relating to the special approval by independent directors, the affirmative vote of two-thirds of the directors then holding office is required for any action to be taken other than with respect to the enforcement of any contractual or other rights under our investment management agreement with Carlyle Investment Management. Matters relating to the enforcement of any such rights, if considered at a meeting of our board of directors, may be decided by the vote of a majority of directors then holding office provided that any requirements for independent director approval are also satisfied. Under the investment management agreement, our board of directors has granted Carlyle substantial authority over our day-to-day management and operations, including making specific investment decisions. However, our board of directors is required to independently review Carlyle's compliance with the investment objective and investment strategies described in "Business" on at least a quarterly basis.

Actions Requiring Special Approval by Independent Directors

In addition to requiring regular approval by our board of directors, the following matters require the additional special approval of a majority of our independent directors:

- our winding up;
- any change in the policies or procedures that are applicable to our investments;
- the approval of any related party transactions;
- the approval of employee compensation;
- any material change in our investment strategy, distribution policy or capital allocation guidelines;
- the adoption of any equity incentive plan;
- the making of any election for taxation purposes;
- the accounting policy to be adopted by us;
- the adoption of our business plan or budget;
- the approval of any merger, amalgamation, joint venture or similar proposal;

- the recruitment, employment and termination of any executive officer to be appointed by us; and
- any such other matters as may be agreed to from time to time by our board of directors.

Transactions in which a Director has an Interest

A director who is directly or indirectly interested in a contract, arrangement or proposed contract or arrangement with us shall disclose the nature of his or her interest to our full board of directors. Such disclosure may take the form of a general notice given to our board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director who is otherwise entitled to do so may vote in respect of any contract or arrangement in which he or she is interested and be counted in the quorum present at any meeting at which any such contract or arrangement is proposed or considered and if he or she shall so vote then that vote shall be counted, and any transaction in which the director is interested will not be void or voidable provided that our board of directors or a committee of our board of the directors authorizes the transaction or the transaction is fair to shareholders and us at the time it is approved considering the terms and conditions that would ordinarily be included in such a transaction negotiated at arm's-length. A director may hold any other office or place of profit with us (other than auditor) in conjunction with his or her office of director for such period and on such terms (as to remuneration and otherwise) as our board of directors may determine.

Audit Committee

Our board of directors has established and will maintain at all times after the closing of the global offering an audit committee that operates pursuant to a written charter. The audit committee is required to consist solely of independent directors who are financially literate. The audit committee initially consists of Messrs. Allardice, Loveridge and Sarles, and Mr. Allardice serves as chairman.

The audit committee is responsible for assisting and advising our board of directors with matters relating to:

- our accounting and financial reporting processes;
- the integrity and audits of our financial statements;
- our compliance with legal and regulatory requirements;
- the qualifications, performance and independence of our independent auditors; and
- the qualifications, performance and independence of any third party that provides valuations for our investments.

The audit committee is also responsible for engaging our independent auditors, reviewing the plans and results of each audit engagement with our independent auditors, approving professional services provided by our independent auditors, considering the range of audit and non-audit fees charged by our independent auditors and reviewing the adequacy of our internal accounting controls.

Appointment of Executive Officers

Our board of directors is authorized to appoint a chief executive officer, president, chief investment officer, chief accounting officer, a secretary and such other officers from time to time as it deems appropriate. When appointed, officers serve at the discretion of our board of directors. See "Management and Corporate Governance — Directors and Executive Officers" above for a list of our current executive officers.

Conflicts of Interest and Fiduciary Duties

Our organizational, ownership and investment structure involves a number of relationships that may give rise to conflicts of interest between us and our shareholders, on the one hand, and Carlyle, on the other hand. See "Risk Factors — Risks Related to Our Management by Carlyle — There are potential conflicts of interest in our relationship with Carlyle (including our management and officers), which could result in decisions that are not in the best interests of our shareholders."

Although Carlyle is accountable, as a fiduciary, to us, our Articles of Association and our investment management agreement contain various provisions that modify the fiduciary duties that Carlyle might otherwise owe to us. These changes are detrimental to the shareholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit Carlyle to take into account the interests of third parties, including Carlyle's affiliates, when resolving conflicts of interest. As a result of these modifications, it is possible that conflicts of interest may be resolved in a manner that is not always in our best interests or those of our shareholders.

Except as described above and under "Risk Factors — Risks Related to Our Management by Carlyle," there are no potential conflicts of interest between any duties owed by members of our board of directors to our company and any other private interests or other duties that they may have.

Compensation

We expect to pay each of our directors who is designated as independent $50,000 per year in cash and $50,000 per year in Class B shares in the form of RDSs granted in accordance with our individual equity plan for serving on our board of directors and various board committees. The chair of the audit committee will receive an additional $10,000 per year. Pursuant to our individual equity plan, all directors may receive RDSs from us for serving on our board of directors and various committees. Except as set forth in this paragraph, directors are not expected to be compensated in connection with their board services.

Our executive officers will not receive any cash compensation from us for their services. Rather, they will perform their services in their capacities as employees of Carlyle pursuant to our investment management agreement with Carlyle Investment Management and will be compensated separately by Carlyle. As determined by our board of directors, certain of our executive officers will be eligible to receive awards of RDSs granted pursuant to our individual equity plan. To the extent that additional employees such as accounting, investor relations or administrative personnel are determined to be necessary to support our operations and are fully dedicated to us, we will bear the cost of these employees.

Equity Incentive Plans

We have established a restricted equity incentive plan for individuals (the "individual equity plan") which provides for the grant of RDSs or, as applicable, Class B shares to our independent directors and, as selected by our board of directors in its discretion, to other individuals who provide services to us. It is intended that the awards under the individual equity plan will be primarily granted to our independent directors.

We have also established a restricted equity incentive plan for entities (the "entity equity plan" and, together with the individual equity plan, the "equity plans") which provides for the grant of RDSs (or, if applicable, Class B shares) to Carlyle Investment Management and other advisors or consultants to us that are non-natural persons, as selected by our board of directors in its discretion.

Contemporaneously with the closing of the global offering we intend to grant Class B shares and underlying Class B shares represented by RDSs in a cumulative amount not to exceed 6% of the Class B shares to be issued and outstanding upon the closing of the global offering (exclusive of any Class B shares issued pursuant to the equity plans), which is subject to increase if the managers exercise their option to purchase shares to cover over-allotments. Subsequently, the number of Class B shares and underlying Class B shares represented by RDSs reserved for issuance under the equity plans shall be increased by 6% of the Class B shares issued in any and each subsequent offering of Class B shares by us. It is intended that the awards of RDSs (or, if applicable, Class B shares) under the entity equity plan will be primarily granted to Carlyle Investment Management, and Carlyle Investment Management intends to subsequently grant a portion of such RDSs or Class B shares to its officers, employees and affiliates in its sole discretion and on such terms as Carlyle Investment Management will determine in its sole discretion.

The equity plans are administered by our board of directors or, at its sole discretion, by a committee of our board of directors. The incentive plans will each have a term of ten years from the date our board of directors adopts the equity plans. The equity plans are intended to constitute "unfunded" arrangements for incentive compensation.

Each award granted under the equity plans shall be evidenced by an award agreement and shall set forth, among other things, the conditions subject to which each such award shall become vested or non-forfeitable, any requirements for continued service with our company, any right of us or our designee to repurchase the award and the effect on the award of a "change in control." Additionally, unless otherwise permitted by our board of directors or a committee thereof, awards under the equity plans are not permitted to be sold, transferred, pledged or assigned. Subject to certain restrictions, the recipient of an award under either of the equity plans shall generally have the rights of a holder of RDSs or, as applicable, a holder of Class B shares.

Our board of directors may at any time amend, alter or terminate the equity plans, but cannot, without a participant's consent, take any action that would impair the rights of such participant under any award granted under the equity plans. Further, no amendment which requires approval by our company's stockholders in order for the equity plans to comply with a rule or regulation deemed applicable by our board of directors or a committee thereof shall be effective unless such approval is obtained.

Indemnification and Limitations on Liability

Our Articles of Association

Under our Articles of Association, we are required to indemnify, to the fullest extent permitted by Guernsey law, Carlyle Investment Management and any of its respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees) and any other person designated by our board of directors as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud, gross negligence or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our Articles of Association, (i) the liability of such persons has been limited to the fullest extent permitted by Guernsey law, except to the extent that their conduct involves bad faith, fraud, gross negligence or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) any matter that is approved by our independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. We are required by our Articles of Association to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Insurance

We have obtained an insurance policy under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under the policy in their respective capacities as our directors or officers, including certain liabilities under securities laws.

Employment Agreements

Our directors and officers have not entered into any employment agreements with us and are not entitled to any benefits upon the termination of their respective offices. Some of our officers, however, have entered into employment agreements with Carlyle. These agreements are described in more detail in "Our Management by Carlyle and Our Investment Management Agreement — Key Carlyle Employees and Advisors Involved in Our Management."

Compliance with Guernsey Corporate Governance Requirements

There are no formal corporate governance requirements (other than The Companies (Guernsey) Laws, 1994, as amended) applicable to us under Guernsey law. However, on December 10, 2004, the Guernsey Financial Services Commission issued guidance notes on its expectations in relation to corporate governance of all financial services businesses operating in Guernsey and we comply fully with the Guernsey Financial Services Commission's expectations as set out in such guidance.

Additional Information

We are a Guernsey limited company that was formed and registered with her Majesty's Greffier in Guernsey under The Companies (Guernsey) Laws, 1994, as amended, with registration number 45403 on August 29, 2006. We are domiciled in Guernsey. Our registered address is PO Box 543, First Floor, Dorey Court, Admiral Park, St Peter Port, Guernsey GY1 6HJ, Channel Islands. The telephone number at that location is (+44) 1481 747 855. We operate under the laws of the jurisdictions in which we are active.

OUR MANAGEMENT BY CARLYLE AND OUR INVESTMENT MANAGEMENT AGREEMENT

We have entered into an investment management agreement with Carlyle Investment Management pursuant to which Carlyle Investment Management acts as our investment manager with full discretionary investment management authority, implements our investment guidelines that have been approved by our board of directors and carries out the day-today management and operations of our business.

Key Carlyle Employees and Advisors Involved in Our Management

In connection with its role as our investment manager, Carlyle Investment Management has assembled for us an investment team with expertise in mortgage-backed securities, asset-backed securities, asset/liability management, treasury capabilities, derivatives and fixed income investments. The following table presents certain information concerning key Carlyle employees and advisors that provide us with investment management, operational, financial and other services. The persons listed below include employees of Carlyle who are currently dedicated primarily to our operations (Messrs. Stomber, Green, Rella, Trozzo and Greenwood) and employees of, or advisors to, Carlyle who are not currently dedicated primarily to our operations.

Name	Age	Responsibilities
William E. Conway, Jr.	57	Chairman of the Investment Committee; founding partner, Managing Director and Chief Investment Officer of Carlyle
James H. Hance, Jr.	62	Member of the Investment Committee; Senior Advisor at Carlyle
John C. Stomber	53	Member of the Investment Committee; Managing Director of Carlyle
Michael J. Zupon	46	Member of the Investment Committee; founding member, Chief Investment Officer and Managing Director of Carlyle U.S. Leveraged Finance; Partner and Managing Director of Carlyle
Randolph P. Green	39	Managing Director of Carlyle
Vincent M. Rella	54	Principal of Carlyle
Patrick Trozzo	48	Managing Director of Carlyle
William F. Greenwood	48	Managing Director of Carlyle

The biographical information for Messrs. Conway, Hance, Stomber, Zupon, Green, Rella, Trozzo and Greenwood, who serve as our voting directors, non-voting directors or as executive officers of our company, is set forth under "Management and Corporate Governance — Directors and Executive Officers."

Each of Messrs. Stomber, Green, Rella, Trozzo and Greenwood have entered into an employment agreement with Carlyle. These employment agreements may be terminated for any reason upon appropriate notice from either the employee or Carlyle and provide for severance payments to be made to the employee upon termination of his employment in certain circumstances and also provide for the indemnification of the employee for any liabilities that arise or relate to acts or decisions or omissions made by him during his employment with Carlyle. These agreements also include standard non-competition and non-solicitation covenants for six months from the cessation of the employee's employment with Carlyle.

Our Investment Committee

Our Investment Committee, which Carlyle established to manage our investments, is responsible for overseeing our investment activities, setting parameters with respect to the composition of our portfolio and monitoring the performance and composition of this portfolio on an ongoing basis. Our Investment Committee will oversee those of Carlyle's portfolio managers who implement our investment objective, strategies and guidelines. Our Investment Committee consists of William E. Conway, Jr., James H. Hance, Jr., John C. Stomber and Michael J. Zupon. Mr. Conway serves as Chairman of the Investment Committee. The biographies of the Investment

Committee members are presented above under "Management and Corporate Governance — Directors and Executive Officers."

Carlyle's Leveraged Finance Team's Track Record

Carlyle's Leveraged Finance Team has an established track record of generating positive returns in several of the asset classes that we will target as part of our diversified investment strategy. As of March 31, 2007, we had approximately $141.7 million (unaudited), or approximately 23.0% (unaudited) of our capital, invested in assets managed by the Leveraged Finance Team and, after the proceeds from the global offering have been fully deployed, we expect to have approximately $232 million (unaudited), or approximately 23% (unaudited) of our capital, invested in assets managed by the Leveraged Finance Team. In accordance with our investment guidelines, up to 65% of our capital may be invested in assets managed by the Leveraged Finance Team.

The tables below identify the performance of the U.S. Leveraged Finance (formerly U.S. High Yield) investment unit in the asset classes highlighted versus specific market indexes, and the performance of the Mezzanine Debt and Distressed Debt investment units. See "Business — Detailed Description of Our Investment Guidelines" for more details on our investment guidelines in each of the highlighted asset classes. See "Business — Our Investments — Non-Mortgage Related Assets" for more details regarding our investments with the Mezzanine Debt and Distressed Debt investment units.

When considering the data presented below, you should take note of the fact that the historical results of the investment units of Carlyle included below are not representative of the performance of all of investments that Carlyle or its Leveraged Finance Team have made during its 20 year history or indicative of the future results that you should expect from us. Past performance is not necessarily indicative of future results and there can be no assurance that we will achieve comparable results or that the returns generated will equal or exceed those of other investment activities by Carlyle. Our capital allocated to the Leveraged Finance Team may be deployed by investing in particular funds of the Leveraged Finance Team or in managed accounts managed by the Leveraged Finance Team. These managed accounts will be subject to investment guidelines specified by us with respect to any asset class and therefore returns generated in such managed account may not be comparable to returns achieved by the Leveraged Finance Team with respect to other accounts or funds. See "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

U.S. Leveraged Finance (formerly U.S. High Yield)

Asset Class(1)	U.S. Leveraged Finance (formerly U.S. High Yield) Annualized Returns(2,3)	Index(4)
Par Loans	6.49%	4.28%
High Yield Bonds	9.08%	6.24%
Mezzanine Debt	13.10%	3.41%
Distressed Debt	34.54%	13.31%

(1) Performance data for Par Loans and High Yield Bonds presented for the period 6/99 — 12/06; performance data for Distressed Debt presented for the period 7/01 — 12/06; performance data for Mezzanine Debt presented for the period 8/99 — 12/05. Returns are gross annualized returns. Past performance is not necessarily indicative of future results and there can be no assurance that we will achieve comparable results or that the returns generated will equal or exceed those of other investment activities by Carlyle.

(2) The U.S. Leveraged Finance Annualized Returns listed above have been examined by independent auditors and their reports thereon are available from us upon request. These assets are managed by Carlyle U.S. Leveraged Finance. In 2003, Carlyle U.S. Leveraged Finance became compliant with the Global Investment Performance Standards (GIPS®). The publisher of GIPS, the CFA Institute, has not been involved with or reviewed Carlyle U.S. Leveraged Finance's claim of compliance. The presentations for the above composites (Carlyle U.S. Leveraged Finance Total Return Loan Composite, Carlyle U.S. Leveraged Finance Total Return Bond Composite, Carlyle U.S. Leveraged Finance Mezzanine Composite and Carlyle U.S. Leveraged Finance Distressed Composite) that adhere to the GIPS standards are included as Annex II to this offering

memorandum. A complete list and description of Carlyle U.S. Leveraged Finance's composites and/or presentations that adhere to the GIPS standards are available from us upon request.

(3) Due to the use of leverage, these returns do not represent the actual returns to investors.

(4) Par Loans compared to the LSTA Leveraged Loan Index; High Yield Bonds compared to the Merrill Lynch High Yield Master II Index; Mezzanine Debt compared to the Thomson Financial Venture Economics Mezzanine Index; Distressed Debt compared to the Altman — NYU Salomon Center Index (weighted 75%/25% loans/bonds). None of the above Index figures have been examined by an independent party. The volatility of each index is materially different from the model portfolios in each asset class.

Mezzanine and Distressed Debt

	Total Fund Commitments	Cash Invested	Cash Proceeds Received	Remaining Fair Value	Total Value	Multiple	Gross IRR(3)	Net IRR(3)
	(All $ amounts in millions)							
Mezzanine(1)	$436.2	$215.1	$ 32.7	$213.7	$246.4	1.1x	19.6%	7.5%
Distressed(2)	$211.1	$122.4	$133.7	$ 87.2	$220.9	1.8x	102.2%	68.5%

(1) "Mezzanine" refers to the investment track record of Carlyle Mezzanine Partners, L.P. from inception in September 2004 through December 31, 2006. Past performance is not necessarily indicative of future results and there can be no assurance that we will achieve comparable results or that the returns generated will equal or exceed those of other investment activities by Carlyle.

(2) "Distressed" refers to the investment track record of Carlyle Strategic Partners, L.P. from inception in October 2004 through December 31, 2006. Past performance is not necessarily indicative of future results and there can be no assurance that we will achieve comparable results or that the returns generated will equal or exceed those of other investment activities by Carlyle.

(3) Gross IRR means an aggregate, annualized gross internal rate of return on investments. The calculation of Gross IRR does not reflect management fees, carried interest, taxes, non-capitalized transaction costs and other expenses that are borne by the investors in Carlyle Mezzanine Partners, L.P. and/or Carlyle Strategic Partners, L.P. The calculation of Net IRR reflects management fees, carried interest, non-capitalized transaction costs and other expenses borne by Carlyle Mezzanine Partners, L.P. and/or Carlyle Strategic Partners, L.P. In the case of portfolios of realized and unrealized investments, Gross IRRs are based on realizations and internal valuations performed by the General Partner as of the applicable date. The calculation of Gross IRR is based on purchases and sales cash flows assumed to occur on the trade date and valuations, which include accrued interest, as of December 31, 2006, for each of the investments. The Gross IRR and Net IRR statistics listed above for both Mezzanine and Distressed have been examined by independent auditors and their reports thereon are available from us upon request.

Our Investment Management Agreement

The following is a summary of certain provisions of our investment management agreement with Carlyle Investment Management and is qualified in its entirety by reference to all of the provisions of that agreement. Because this description is only a summary of our investment management agreement, it does not necessarily contain all of the information that you may find useful. You are therefore urged to review our investment management agreement in its entirety. Copies of our investment management agreement will be made available as described under "Documents Available for Inspection."

Appointment and Termination of Investment Manager

The investment management agreement between us and Carlyle Investment Management, dated as of September 20, 2006, will be automatically renewed annually on each anniversary of the commencement of our operations on September 12, 2006, unless it is terminated. The investment management agreement may be terminated: (1) by Carlyle Investment Management at any time upon 180 business days' prior written notice to us, or (2) upon the occurrence of (a) a resolution adopted by a majority of our independent directors and (b) a resolution

adopted by the holders of 66⅔% of the Class B shares (excluding any such Class B shares held by Carlyle). See "Risk Factors — Risks Related to Our Management by Carlyle — Our investment management agreement may be difficult and costly to terminate."

Amendment of Our Investment Management Agreement

Our investment management agreement may be amended from time to time by our board of directors, on our behalf, and Carlyle Investment Management by written agreement, provided that any increase in the Management Fee or the Incentive Fee shall require the consent (which may be in the form of a negative consent sent to the address of record of each Class B shareholder) of the holders of at least 66⅔% of the affected Class B shares. For the avoidance of doubt, no consent from Class B shareholders is required for any other amendment.

Services Rendered

Under our investment management agreement, Carlyle Investment Management acts as our investment manager, with full discretionary investment management authority, implements our investment guidelines that have been approved by our board of directors and carries out the day-today management and operations of our business. Carlyle Investment Management is responsible for selecting, evaluating, diligencing, negotiating and structuring (within certain limits), executing, monitoring and exiting investments and managing uninvested capital. Carlyle Investment Management performs those functions and has such authority as may be delegated to it by our board of directors, and its activities will be subject to the supervision of such body. Under the terms of our investment management agreement, Carlyle Investment Management may retain third party sub-advisors.

Management Fee

Pursuant to our investment management agreement, we are required to pay Carlyle Investment Management the Management Fee quarterly, in arrears. The Management Fee will be computed each quarter as an amount equal to the product of (i) 0.4375% (equal to 1.75% per annum) and (ii) our Equity computed in respect of such quarter.

For these purposes, "Equity" means, for any quarter, the sum of the net proceeds from any issuance of Class B shares, after deducting any placement fees, underwriting discounts and commissions and other expenses and costs relating to such issuance, plus our retained earnings at the end of such quarter (without taking into account any (i) non-cash equity compensation expense incurred in current or prior periods and (ii) distributions to shareholders that have been declared in the current period but not yet distributed), which amount shall be reduced by any amount that we pay for repurchases of our Class B shares; provided that the foregoing calculation of Equity shall be adjusted to exclude the effect of any one-time events pursuant to changes in IFRS, as well as non-cash charges, after discussion between Carlyle and our independent directors and approval by a majority of our independent directors in the case of non-cash charges. The Management Fee for any quarter will be reduced accordingly to equitably account for Class B shares issued during the course of such quarter.

Incentive Fee

Pursuant to our investment management agreement, we are required to pay Carlyle Investment Management the Incentive Fee quarterly, in arrears. The Incentive Fee will be computed each calendar quarter as an amount equal to the product of (i) 25% of the dollar amount by which our Adjusted Net Income, before accounting for the Incentive Fee, per weighted average Class B share for such quarter, exceeds an amount equal to the product of (A) the weighted average of the price per Class B share for all issuances of Class B shares, after deducting any placement fees, underwriting discounts and commissions and other costs and expenses relating to such issuances, and (B) the greater of (1) 2.00% or (2) 0.50% plus 25% of the Ten Year Treasury Rate for such quarter, and (ii) the weighted average number of Class B shares outstanding during such quarter.

For these purposes, (i) "Adjusted Net Income" means net income determined by calculating the net income available to shareholders before non-cash equity compensation expense, in accordance with IFRS and (ii) "Ten Year Treasury Rate" means, for purposes of calculating the Incentive Fee, the average of weekly average yield to maturity for U.S. Treasury securities (adjusted to a constant maturity of ten (10) years) as published weekly by the Federal Reserve Board in publication H.15, or any successor publication, during a calendar quarter, or if such rate is

not published by the Federal Reserve Board, any Federal Reserve Bank or agency or department of the U.S. federal government we select. If we determine in good faith that the Ten Year Treasury Rate cannot be calculated as provided above, then the rate shall be the arithmetic average of the per annum average yields to maturities, based upon the closing asked prices on each business day during a quarter, for each actively traded marketable U.S. Treasury fixed interest rate security with a final maturity date not less than eight and no more than twelve years from the date of the closing asked prices as chosen and quoted for each business day in each such quarter in New York City by at least three recognized dealers in U.S. government securities we select; provided that the foregoing calculation shall be adjusted to exclude one-time events pursuant to changes in IFRS, as well as non-cash charges, after discussion between Carlyle and our independent directors and approval by a majority of our independent directors in the case of non-cash charges.

No Double Charging of Incentive, Management and/or Similar Fees

To the extent that we invest in or co-invest with funds or managed accounts managed by Carlyle, and we are charged an incentive, management and/or similar fee with respect to any such investment, adjustments will be made so that our shareholders will in no event pay incentive, management and/or similar fees in excess of the Incentive Fee and Management Fee. See "Relationships with Carlyle and Related Party Transactions."

Reimbursement of Expenses

Because Carlyle's employees perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform for us, Carlyle is paid or reimbursed by us for the documented cost of performing such tasks. We expect that such costs and reimbursements will be no greater than those which would be paid to outside professionals or consultants.

We will also pay all operating expenses, except those specifically required to be borne by Carlyle under our investment management agreement. The expenses we are required to pay include, but are not limited to, issuance and transaction costs incident to the acquisition, disposition and financing of the investments, legal, tax, accounting, consulting and auditing fees and expenses, the compensation and expenses of our directors, the cost of directors' and officers' liability insurance, the costs associated with the establishment and maintenance of any of our credit facilities and other indebtedness (including commitment fees, accounting fees, legal fees and closing costs), expenses associated with our securities offerings (including the global offering), expenses relating to making distributions to our shareholders, the costs of printing and mailing proxies and reports to our shareholders, costs associated with any computer software or hardware, electronic equipment, or purchased information technology services from third party vendors that is used solely for us, costs incurred by Carlyle's employees for travel on our behalf, the costs and expenses incurred with respect to market information systems and publications, research publications and materials, settlement, clearing, and custodial fees and expenses, expenses of transfer agent(s), the costs of maintaining compliance with all Guernsey and U.S. federal, state and local rules and regulations or any other regulatory agency, all Guernsey Administrator fees, taxes and license fees and all insurance costs incurred on our behalf. In addition, we will be required to pay our pro rata portion of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of Carlyle required for our operations. Except as noted above, Carlyle is responsible for all costs incident to the performance of its duties under the investment management agreement, including compensation of Carlyle's employees and other related expenses.

Indemnification and Limitations on Liability

Our investment management agreement provides that we will indemnify and hold harmless, solely out of our assets, Carlyle Investment Management and its affiliates, including the officers, directors, managing members, members, shareholders, partners, controlling persons, employees, agents, sub-advisors and legal representatives of any of them (collectively, the "Indemnified Persons") from and against any loss, expense, judgment, settlement cost, fees and related expenses (including attorneys' fees and expenses), costs or damages (a "Loss") suffered or sustained by reason of (i) being or having been an Indemnified Person or (ii) arising out of or in connection with action or failure to act on the part of such Indemnified Person, all in connection with our investment activities or in respect of or arising from our investment management agreement or the services provided to us by Carlyle Investment Management, unless such act or failure to act was the result of the willful misfeasance, gross negligence

(as determined in accordance with the laws of the State of Delaware), bad faith or reckless disregard of such Indemnified Person with respect to the obligations of Carlyle Investment Management under our investment management agreement or such higher standard as may be set forth in any agreement between us and such person. We may, in our sole discretion, upon concluding, with or without the advice of counsel, that the Indemnified Person is not likely not to be found to be entitled to indemnification under our investment management agreement, advance to any Indemnified Person, solely out of our assets, attorneys' fees and other costs and expenses incurred in connection with the defense of any action or proceeding which arises out of such conduct. In the event that we make such an advance, it will be subject to an undertaking by the Indemnified Person to repay such advance to the extent that it is finally judicially determined that the Indemnified Person was not entitled to indemnification. The investment management agreement also provides that the Indemnified Person will not be liable to us or any shareholder for any act or failure to act on our behalf in connection with which it (i) would be entitled to indemnification or (ii) consulted with legal counsel and/or accountants selected by it and in good faith relied on and acted in accordance with the advice of such legal counsel and/or accountants. Carlyle Investment Management and any other Indemnified Persons will have recourse solely to our assets.

Potential Conflicts

Various potential and actual conflicts of interest may arise from the overall advisory, investment and other activities of Carlyle and its clients. Carlyle may also have ongoing relationships with, render services to, or engage in transactions with, other investment vehicles which have investment goals similar to ours, and the investment management services to be provided by Carlyle to us pursuant to our investment management agreement are not exclusive to us. As a result, there may be potential conflicts of interest relating to Carlyle's provision to us of investment management services. Investment opportunities sourced by Carlyle will generally be allocated to us in a manner that Carlyle Investment Management believes, in its judgment, to be appropriate given factors it believes to be relevant. Carlyle Investment Management will endeavor to resolve any conflicts arising from Carlyle's advisory, investment and other activities in a manner that it deems equitable to the extent possible under the prevailing facts and circumstances and applicable law. Carlyle has historically managed accounts for the Leveraged Finance Team (other than European Leveraged Finance) with similar or overlapping investment strategies and has policies and procedures designed to address conflicts of interests and allocations of investments to ensure that investment opportunities are allocated fairly and equitably among funds. Carlyle's policy is to provide consistent treatment to all funds with similar investment objectives and guidelines to the extent possible. See "Risk Factors — There are potential conflicts of interest in our relationship with Carlyle, which could result in decisions that are not in the best interests of shareholders."

For the purpose of securing our approval to affiliate transactions including transactions which may be deemed to be principal transactions governed by Section 206(3) of the Investment Advisers Act, we will select an independent agent and two alternate independent agents to approve of transactions presented by Carlyle for its review. The independent agent will approve such transaction if it determines, in its sole judgment, that the monetary or business consideration arising therefrom would be substantially as advantageous to us as the monetary or business consideration which we would obtain in a comparative arm's-length transaction with a person who is not an affiliate. However, there can be no assurance that any procedural protections will be sufficient to assure that these transactions will be made on terms that will be at least favorable to us as those that would have been obtained in an arm's-length transaction.

Additional Information

We were founded by Carlyle Investment Management. Carlyle Investment Management, which was founded in 1996 and is registered with the Securities and Exchange Commission as an investment adviser. It provides investment advisory services on behalf of affiliated general partners and/or managers for purposes of rendering advice related to the portfolios of the investment vehicles sponsored by Carlyle. To a lesser extent, Carlyle Investment Management provides investment advisory services on a separate account basis (i.e., non-fund clients) to institutional clients, such as government retirement benefit plans. Carlyle Investment Management's advisory services generally are provided (i) directly to the affiliated general partners or managers of a Carlyle-sponsored investment vehicle, rather than to the investment vehicle itself, or (ii) directly to the investment vehicle as collateral

manager, such as in the context of Carlyle's high-yield investment activities. Carlyle Investment Management also may act as co-investment adviser with unaffiliated investment advisers for certain investment vehicles that are joint ventures between Carlyle and unaffiliated entities.

Carlyle Investment Management is a Delaware limited liability company. Carlyle Investment Management was formed and registered with the Secretary of State of the State of Delaware with registration number 2645133 on July 18, 1996. Carlyle Investment Management is domiciled in the State of Delaware. The registered address of Carlyle Investment Management is 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004, United States of America. The telephone number at that location is (+1) 202 729 5626. Carlyle Investment Management operates under the laws of the jurisdictions in which it is active.

SECURITY OWNERSHIP

The Class A shares

The following table presents certain information with respect to the ownership of the Class A shares immediately prior to and after the closing of the global offering. Each Class A shareholder is currently an affiliate of Carlyle.

	Class A Shares Outstanding			
	Immediately Prior to the Global Offering		Immediately After the Global Offering	
Name and Address(1)	Class A Shares Owned	Percentage	Class A Shares Owned	Percentage
	(Unaudited)			
Jean-Pierre Millet	1	16.67%	1	16.67%
Wolfgang Hanreider	1	16.67	1	16.67
David Fitzgerald	1	16.67	1	16.67
Robert Edward Hodges	1	16.67	1	16.67
Gregor Andreas Philip Böhm	1	16.67	1	16.67
Eric Sasson	1	16.67	1	16.67
Total	6	100.00%	6	100.00%

(1) The address of each Class A shareholder named above is c/o Carlyle Capital Corporation Limited, PO Box 543, First Floor, Dorey Court, Admiral Park, St Peter Port, Guernsey GY1 6HJ, Channel Islands.

The Class B shares

The following table presents certain information with respect to the ownership of the Class B shares by our directors and officers, both individually and as a group, and of the selling shareholders, both individually and as a group, immediately prior to and after the closing of the global offering, assuming that we issue 18,874,420 Class B shares, including the Class B shares represented by RDSs, in the global offering.

	Immediately Prior to the Global Offering		Class B Shares to be Sold in the Global Offering	Immediately After the Global Offering(3)	
Name and Address(1)	Class B Shares Owned	Percentage of Outstanding		Class B Shares Owned	Percentage of Outstanding
	(Unaudited)		(Unaudited)	(Unaudited)	
Directors					
Robert B. Allardice III(2)	50,000	0.17%	—	50,000	0.10%
William E. Conway, Jr.(2)	1,107,500	3.69	—	1,107,500	2.27
James H. Hance, Jr.(2)	125,000	0.42	—	125,000	0.26
John L. Loveridge(2)	10,000	0.03	—	10,000	0.02
H. Jay Sarles(2)	50,000	0.17	—	50,000	0.10
John C. Stomber(2)	75,000	0.25	—	75,000	0.15
Michael J. Zupon(2)	100,000	0.33	—	100,000	0.20
Officers who are not directors					
Randolph P. Green(2)	—	—	—	—	—
Vincent M. Rella(2)	5,000	0.02	—	5,000	0.01
Patrick Trozzo(2)	7,500	0.03	—	7,500	0.02
William F. Greenwood(2)	5,000	0.02	—	5,000	0.01
All directors and officers as a group (11 persons)	1,535,000	5.12%	—	1,535,000	3.14%

Name and Address(1)	Immediately Prior to the Global Offering		Class B Shares to be Sold in the Global Offering	Immediately After the Global Offering(3)	
	Class B Shares Owned	Percentage of Outstanding		Class B Shares Owned	Percentage of Outstanding
	(Unaudited)		(Unaudited)	(Unaudited)	
Selling shareholders					
Front Street Investment Management Inc.	146,400	0.49	73,200	73,200	0.15
HBK Investment Corporation ..	150,000	0.50	100,000	50,000	0.10
All selling shareholders as a group (2 persons)	296,400	0.99%	173,200	123,200	0.25%

(1) The address of each director shareholder and of each selling shareholder named above is c/o Carlyle Capital Corporation Limited, PO Box 543, First Floor, Dorey Court, Admiral Park, St Peter Port, Guernsey GY1 6HJ, Channel Islands.

(2) Represents beneficial ownership of our Class B shares held through CCC Coinvestment Ltd., an affiliate of Carlyle Investment Management, which in total owns 3,553,600 Class B shares including those set out in the table above.

(3) Assumes that the option granted to the managers to purchase additional Class B shares solely to cover over-allotments has not been exercised and excludes any Class B shares that may be issued under our equity plans. See "The Global Offering — Option to Purchase Additional Class B shares" and "Management and Corporate Governance — Equity Incentive Plans."

RELATIONSHIPS WITH CARLYLE AND RELATED PARTY TRANSACTIONS

Direct and Indirect Investments in Us by Carlyle's Investment Professionals, Senior Advisors and other Employees and our Directors

Immediately prior to the closing of the global offering, CCC Coinvestment Ltd., a Cayman limited company whose shareholders consist of all of our directors and Carlyle's investment professionals, senior advisors and other employees, owned 3,553,600 Class B shares (unaudited). As a holder of Class B shares, CCC Coinvestment Ltd. will have the same rights under our Articles of Association as our other Class B shareholders. Carlyle Investment Management has informed us that CCC Coinvestment Ltd. or another affiliate of Carlyle Investment Management may in the future purchase additional Class B shares in the market if the price of Class B shares is favorable. Carlyle Investment Management has informed us that any such purchases will be made in accordance with relevant securities laws (including market abuse rules). However, we cannot assure you that any such purchases will be made or what the terms of such purchases will be.

Additionally, pursuant to the equity plans, contemporaneously with the closing of the global offering we intend to grant Class B shares (including, as applicable, Class B shares in the form of RDSs) to Carlyle Investment Management, our independent directors and other individuals who provide services to us in a cumulative amount not to exceed 6% of the Class B shares to be issued and outstanding upon the closing of the global offering and subsequently we intend to grant to such persons 6% of the Class B shares to be issued in any and each subsequent offering of Class B shares by us. Grants made under the equity plans will be subject to forfeiture, vesting and other transfer restrictions and are subject to the approval of our board of directors. See "Management and Corporate Governance — Equity Incentive Plans."

Services Provided under our Investment Management Agreement with Carlyle Investment Management

We have entered into the investment management agreement with Carlyle Investment Management pursuant to which Carlyle acts as our investment manager, with full discretionary investment management authority, implements our investment guidelines that have been approved by our board of directors and carries out the day-to-day management and operations of our business. In exchange for Carlyle's services, Carlyle Investment Management will be entitled to receive the Management Fee and the Incentive Fee. For a description of our investment management agreement, see "Our Management by Carlyle and Our Investment Management Agreement — Our Investment Management Agreement."

Investments in Funds and Entities Affiliated with Carlyle

We have invested in and, following the closing of the global offering, expect to invest, or commit to invest, in certain funds and managed accounts managed by Carlyle, as described in "Business — Our Investments" and "Business — Detailed Description of the Types of Securities We May Hold and Financing Strategy."

Investment Management Agreements with other Funds of Carlyle

To the extent that we invest in or co-invest with funds or managed accounts managed by Carlyle, and we are charged an incentive, management and/or similar fee with respect to any such investment, adjustments will be made so that we will in no event pay an incentive, management and/or similar fee in excess of the Incentive Fee and Management Fee described in this offering memorandum. See "Our Management by Carlyle and Our Investment Management Agreement — Our Investment Management Agreement."

Competing Activities

Personnel and support staff provided by Carlyle are not required to have as their primary responsibility our day-to-day management and operations or to act exclusively for any fund. Additionally, there are no restrictions on Carlyle's ability from time to time to establish funds or other publicly traded entities that compete with us.

Incentive Fee

Pursuant to our investment management agreement, Carlyle Investment Management is entitled to receive the Incentive Fee. See "Our Management by Carlyle and Our Investment Management Agreement — Our Investment Management Agreement — Incentive Fee."

Management Fee

Pursuant to our investment management agreement, Carlyle Investment Management is entitled to receive the Management Fee. See "Our Management by Carlyle and Our Investment Management Agreement — Our Investment Management Agreement — Management Fee."

Indemnification Arrangements

Arrangements with Our Company

Subject to certain limitations, Carlyle Investment Management and its affiliates generally benefit from indemnification provisions and limitations on liability that are included in our Articles of Association, our investment management agreement and other arrangements with Carlyle Investment Management. See "Management and Corporate Governance — Indemnification and Limitations on Liability — Our Articles of Association" and "Our Management by Carlyle and Our Investment Management Agreement — Our Investment Management Agreement — Indemnification and Limitations on Liability."

Licensing Agreement

We have entered into a licensing agreement with Carlyle pursuant to which Carlyle has granted us and our subsidiaries a non-exclusive, royalty-free license to use the "Carlyle" name and "The Carlyle Group" logo for the limited purpose of management and operation of our and our subsidiaries' business in accordance with the investment objectives and terms set forth in this offering memorandum. Other than with respect to this limited license, neither we nor any of our subsidiaries will have a legal right to use the "Carlyle" name or logo.

We are permitted to terminate the licensing agreement upon 30 days' prior written notice if Carlyle defaults in the performance of any material term, condition or agreement contained in the licensing agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to Carlyle. Carlyle may terminate the licensing agreement effective immediately upon termination of the investment management agreement or upon 30 days' prior written notice of termination if any of the following occurs:

- we default in the performance of any material term, condition or agreement contained in the licensing agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to us;
- we assign, sublicense, pledge, mortgage or otherwise encumber the intellectual property rights granted to us pursuant to the licensing agreement; or
- certain events relating to a bankruptcy or insolvency of us.

DESCRIPTION OF INDEBTEDNESS

This summary highlights the principal terms of our material outstanding indebtedness.

Senior Secured Notes

On May 8, 2007, CCIL entered into an indenture (the "Indenture") with an indenture trustee, pursuant to which CCIL will, from time to time, issue multiple series of senior secured notes (the "Notes"), which may be term Notes or variable funding Notes. The aggregate principal amount of the Notes (excluding certain rollover notes intended to facilitate the refinancing of existing Notes) issued and outstanding under the Indenture at any time may not exceed $2 billion. The Notes will be offered in transactions exempt from the registration requirements of the Securities Act.

The Notes will be subject to the same over-collateralization test as the Senior Facility described below and thus will be subject to mandatory redemption to the extent necessary to satisfy the over-collateralization test. The Notes of certain series will also be subject to optional redemption at the election of CCIL.

The Notes will be secured by the same collateral assets and on the same basis as, and will rank pari passu with, the Senior Facility described below.

The Notes will be rated "Aaa" by Moody's and "AAA" by S&P at the relevant date of issuance (and may in some cases have short term ratings as well). The Notes of each series will have the interest rate and maturity date specified in a supplement to the Indenture relating to such series. The Notes will generally bear interest at a floating rate determined by reference to LIBOR plus a margin or, in the case of variable funding Notes, rates based on commercial paper rates plus a margin; however, some series of Notes may bear interest at other rates. Variable funding Notes will generally be subject to commitment fees payable to the holders thereof during time periods when they are not drawn.

The Indenture contains negative covenants, affirmative covenants and events of default substantially similar to those contained in the Senior Credit Agreement with respect to the Senior Facility described below.

Upon the occurrence of an event of default under the Indenture, the holders of the Notes will have the ability to accelerate all Notes then outstanding under the Indenture (or, in the case of certain events of default, such acceleration may be automatic). Following an event of default and acceleration of the Notes, the indenture trustee or the holders of the Notes, together with the administrative agent under the Senior Credit Agreement described below (if the Senior Credit Agreement is then in effect), may cause the liquidation of CCIL's assets in order to repay the senior indebtedness outstanding. Following any such liquidation or other remedial action and the satisfaction of CCIL's obligations to the holders of the Notes, the indenture trustee, the Lenders and administrative agent under the Senior Credit Agreement and certain other agents, CCIL may have no remaining assets.

The Indenture and the Notes are governed by the laws of the State of New York.

On May 8, 2007, CCIL issued $600 million (unaudited) aggregate principal amount of term Notes, $150 million (unaudited) of which matures on December 8, 2007, $100 million (unaudited) of which matures on March 8, 2008, $100 million (unaudited) of which matures on April 8, 2008, $100 million (unaudited) of which matures on June 3, 2008 and $150 million (unaudited) of which matures on May 8, 2008. These term Notes bear interest at either one-month LIBOR plus 0.06% (unaudited) or three-month LIBOR plus 0.06% (unaudited), subject to a 25 basis point (unaudited) step-up if not redeemed one month prior to their maturity. The net proceeds of these Note issuances were applied to the repayment of debt. On May 8, 2007, CCIL also entered into a variable funding Note purchase agreement, pursuant to which it may issue, and has received commitments from the variable funding Note purchaser to purchase, up to $250 million (unaudited) aggregate principal amount of variable funding Notes. These variable funding Notes will mature, and the commitment to purchase them will expire, on May 8, 2010, unless extended.

On June 1, 2007, CCIL issued $200 million (unaudited) aggregate principal amount of term Notes, $75 million (unaudited) of which matures on January 1, 2008 and $125 million (unaudited) of which matures on June 30, 2008. These term Notes bear interest at three-month LIBOR plus 0.06% (unaudited), subject to a 25 basis point

(unaudited) step-up if not redeemed one month prior to their maturity. The net proceeds of these Note issuances were applied to fund investments in bank loans.

Senior Secured Revolving Credit Facility

On May 8, 2007, CCIL entered into a credit agreement (the "Senior Credit Agreement") with an administrative agent and certain lenders (each, a "Lender"), which currently allows CCIL to borrow on a senior secured revolving basis, subject to the satisfaction of the over-collateralization test described below and certain other terms and conditions, up to $50 million (unaudited) (the "Senior Facility"). The Senior Facility will terminate on or about the first anniversary of CCIL's entry into the Senior Credit Agreement and will be extended annually thereafter by each Lender until the year 2017 unless, with respect to a particular Lender, prior written notice is given by such Lender with respect to the termination of its commitment. CCIL may add additional Lenders from time to time. In addition, CCIL may elect in the future to amend, extend, refinance or replace the Senior Credit Agreement.

In general, the over-collateralization test will require that the sum of the principal amount outstanding under the Senior Facility and the aggregate outstanding principal amount of any Notes referred to above shall not exceed the collateral value (as determined by applying a certain discount depending upon the type of asset to the market value of each asset) of CCIL's total eligible assets securing the Senior Facility and the Notes. Such assets will consist primarily of loans and to a lesser extent bonds and other investments. In addition, in order to be counted for purposes of the over-collateralization test, CCIL's investment portfolio must satisfy certain eligibility and diversification requirements. CCIL may be required to repay amounts drawn under the Senior Facility and outstanding Notes in order to satisfy the over-collateralization test. Subject to certain conditions, CCIL has the right to repay any borrowing and reborrow committed amounts under the Senior Facility at any time prior to maturity.

Borrowings under the Senior Facility will be secured by a security interest in substantially all of CCIL's assets pursuant to a collateral agency and security agreement. The Notes referred to above will be secured on the same basis and will rank pari passu with the Senior Facility.

In general, borrowings under the Senior Facility will bear interest, at CCIL's option, at either the federal funds rate plus a margin of 0.575% (unaudited), or a rate based on LIBOR plus a margin of 0.45% (unaudited).

The Senior Facility contains a number of negative covenants that, among other things, restrict CCIL's ability under certain circumstances to:

- incur additional debt;
- create liens;
- enter into certain mergers or consolidations;
- pay dividends or make other payments, provided that CCIL may make such restricted payments if, at the time of, and after giving effect to, such restricted payments, no event of default, and no event that would become an event of default, has occurred and is continuing and, after accounting for the accrued and unpaid interest and certain fees under the Senior Facility and any Notes referred to above, the over-collateralization test and certain other conditions are satisfied; and
- engage in activities other than those related to the investment business.

The Senior Facility contains a number of affirmative covenants that, among other things, require CCIL to:

- deliver financial and certain other information with respect to CCIL to the Lenders;
- maintain its corporate existence;
- continue to engage in the investment business; and
- comply with laws.

The Senior Facility contains customary events of default, including those based on the occurrence of the following:

- nonpayment of principal, interest, or fees when due;
- material inaccuracy of representations and warranties;

- breach of covenants;
- a bankruptcy or insolvency happening to Carlyle Investment Management or CCIL;
- court judgments in excess of $1 million in the aggregate being entered against CCIL and the failure to pay, discharge, or stay such judgment within 60 days;
- CCIL becoming subject to registration and regulation as an "investment company" as defined in the Investment Company Act or a "holding company" as defined in the Public Utility Holding Company Act of 1935;
- Carlyle Investment Management ceasing to be the investment manager of CCIL and no successor investment manager having been timely appointed, or the termination of the investment management agreement between Carlyle Investment Management and CCIL; or
- a change of control of CCIL.

Upon the occurrence of an event of default, the Lenders will have the ability to accelerate all amounts then outstanding under the Senior Facility (or, in the case of certain events of default, such acceleration may be automatic). Following an event of default and acceleration under the Senior Credit Agreement, the administrative agent on behalf of the Lenders and (if Notes are outstanding) the indenture trustee or the holders of the Notes may cause the liquidation of CCIL's assets in order to repay the senior indebtedness outstanding. Following any such liquidation or other remedial action and the satisfaction of CCIL's obligations to the Lenders, the administrative agent and certain other agents, the holders of the Notes and the indenture trustee, CCIL may have no remaining assets.

The Senior Credit Agreement is governed by the laws of the State of New York.

Repurchase Agreements

As of March 31, 2007, we had approximately $16.1 billion (unaudited) in borrowings under secured repurchase agreements, with a weighted average borrowing rate of 5.30% (unaudited), a weighted average remaining maturity of 22 days (unaudited) and accrued interest payable of $19.3 million (unaudited).

At March 31, 2007, we had borrowings under repurchase agreements with the following counterparties:

	As of March 31, 2007		
Counterparty	Amount	Weighted Average Maturity Remaining	Weighted Average Interest Rate
	(In thousands)	(Days) (Unaudited)	
Bear, Stearns & Co. Inc.	$ 1,261,563	25	5.30%
Bank of America L.L.C.	2,061,293	21	5.30
Deutsche Bank Securities Inc.	1,033,657	19	5.30
J.P. Morgan Securities Inc.	784,399	22	5.30
Lehman Brothers Inc.	3,587,476	23	5.30
UBS Securities L.L.C.	2,995,443	20	5.29
Cantor Fitzgerald & Co	2,470,894	22	5.30
Credit Suisse	250,120	25	5.30
Morgan Stanley	681,565	20	5.31
Merrill Lynch & Company, Inc.	928,084	18	5.31
Total Repurchase Agreements	*$16,054,494*	*22*	*5.30%*

Bridge Loan

In contemplation of the global offering, on May 10, 2007 we entered into a bridge loan facility pursuant to which affiliates of the managers agreed to loan us approximately $191.7 million (unaudited) (the "Bridge Loan"). We used the proceeds of the Bridge Loan to finance investments we made in contemplation of our receipt of the

proceeds of the global offering and related expenses. We expect to repay the Bridge Loan from the proceeds of the global offering. The Bridge Loan has a term of 90 days, extendable to 364 days if we do not receive the proceeds of the global offering, and bears interest at 30-day LIBOR, reset daily, plus a margin of 1.5% (unaudited) (increasing to a margin of 2.5% (unaudited) if the Bridge Loan is extended). The Bridge Loan is unsecured and is guaranteed by certain of our subsidiaries.

DESCRIPTION OF OUR CAPITAL AND OUR ARTICLES OF ASSOCIATION

The following is a description of the material terms of the Class A shares, the Class B shares and our Articles of Association and is qualified in its entirety by reference to all of the provisions of our Articles of Association. Because this description is only a summary of the terms of the Class A shares, the Class B shares and our Articles of Association it does not contain all of the information that you may find useful. For more complete information, you should read our Articles of Association (see "Documents Available for Inspection").

Formation and Duration

We are a Guernsey limited company that was formed and registered with Her Majesty's Greffier in Guernsey under The Companies (Guernsey) Law, 1994, as amended, with registration number 45403 on August 29, 2006. We will continue as a limited company unless we are dissolved in accordance with our Articles of Association or Guernsey law. Our capital consists of Class A voting shares and the Class B shares, which are non-voting, and any additional capital that we may issue in the future as described below under "— Issuance of Additional Capital."

The RDSs will be issued pursuant to the restricted deposit agreement between us and The Bank of New York, as depositary, and will represent ownership interests in the Class B shares and any other securities, cash or property the depositary receives in respect of the deposited Class B shares and holds under the agreement. The depositary, under the restricted deposit agreement, will be considered to be the sole record holder of any Class B shares that are deposited under the restricted deposit agreement and will be the only person that will be permitted to exercise any rights with respect to such Class B shares or to receive reports on behalf of the holders of such Class B shares. Accordingly, for the purposes of this description, references to shareholders generally do not include holders of RDSs, although such references do refer to the depositary as the record holder of Class B shares deposited under the restricted deposit agreement. For a description of the rights of holders of RDSs under the restricted deposit agreement, including procedures that RDS holders will be required to follow to instruct the depositary to take actions with respect to Class B shares deposited thereunder, see "Description of the Restricted Depositary Shares and the Restricted Deposit Agreement."

Nature and Purpose

Under clause 3 of our memorandum of association, we are permitted to act as an investment holding company and to engage in any business activity that may be lawfully conducted in furtherance of that object by a limited company organized under The Companies (Guernsey) Law, 1994, as amended, and to do anything necessary or appropriate in furtherance of the foregoing.

The Class A shares

100 Class A shares, with a par value of $0.01 per Class A share, have been authorized. These Class A shares do not form part of the global offering. The Class A shares will be voting shares and the holders thereof shall have the right to receive notice of, attend and vote at any meetings of our company. On a show of hands every holder of Class A shares present in person shall have one vote and on a poll every such holder present in person or by proxy shall have one vote for each Class A share. Holders of Class A shares will not be entitled to receive income distributions in respect of the Class A shares. On a return of assets by us on liquidation or otherwise, the holders of Class A shares are only entitled to receive rateably the amounts paid up on their shares and are not entitled to share in the balance of our assets remaining thereafter. Class A shares will not be granted any pre-emptive or other similar right to acquire additional interests in our company. In addition, Class A shares will not be redeemable by holders thereof.

The Class B shares

500,000,000 Class B shares, with a par value of $0.01 per Class B share, have been authorized. Those Class B shares to be issued in the global offering will be issued in registered form. The Class B shares will be non-voting and the holders thereof shall not have any right to receive notice of, attend at or vote at any meetings of our company. Holders of Class B shares will be entitled to distributions in respect of the Class B shares solely to the extent that distributions are authorized by our board of directors to be made to such holders pursuant to our Articles of

Association or upon our liquidation as described below under "— Liquidation and Distribution of Proceeds" or as otherwise required by applicable law. Any income distribution (not constituting a return of assets of our company) will be made pro-rata among the holders of the Class B shares according to the amounts paid up on their Class B shares so held. On a return of assets by us on liquidation or otherwise, the holders of Class B shares (as well as the holders of Class A shares) are entitled to receive amounts paid up on their shares and the balance of such assets remaining thereafter shall belong to and be distributed solely to the holders of the Class B shares in proportion to the number of Class B shares each holds. See "— Dividends" below. Class B shares will not be granted any preemptive or other similar right to acquire additional interests in our company. In addition, Class B shares will not be redeemable by the holders thereof.

Issuance of Additional Capital

Provided we have sufficient authorized share capital available, our board of directors has broad rights to cause us to issue additional capital and may cause us to issue additional capital (including new classes of securities and options, rights, warrants and appreciation rights relating to such securities) for any corporate purpose, at any time and on such terms and conditions as it may determine without the approval of any holders of Class B shares. Any additional capital may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties as may be determined by our board of directors.

There are no requirements under Guernsey law or our Articles of Association requiring any further shares to be issued on a pre-emptive basis.

Alteration of Capital and Purchase of Shares

Subject to the provision of The Companies (Guernsey) Law, 1994, as amended, the terms and rights attaching to any class of shares, our Articles of Association and any guidelines established from time to time by our board of directors, we may from time to time purchase our own shares. We may at any time by ordinary resolution increase the share capital by such sum to be divided into shares of such amount as the resolution shall prescribe. We may at any time by ordinary resolution: (1) consolidate and divide all or any of our share capital into shares of larger amount than its existing shares, (2) subdivide all or any of our shares into shares of smaller amount than is fixed by our memorandum of association or (3) cancel any shares which have not been taken or agreed to be taken and diminish the amount of our share capital by the amount of the shares so cancelled. We may by special resolution reduce our share capital, any capital redemption reserve fund or any share premium account in any manner and with and subject to any incident authorized and consent required by The Companies (Guernsey) Law, 1994, as amended.

Interests of Directors

A director who is directly or indirectly interested in a contract, arrangement or proposed contract or arrangement with our company shall disclose the nature of his or her interest to our full board of directors. Such disclosure may take the form of a general notice given to our board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. A director who is otherwise entitled to do so may vote in respect of any contract or arrangement in which he or she is interested and be counted in the quorum present at any meeting at which any such contract or arrangement is proposed or considered and if he or she shall so vote then that vote shall be counted, and any transaction in which the director is interested will not be void or voidable provided that our board of directors or a committee of our board of directors authorizes the transaction or the transaction is fair to our shareholders and to our company at the time it is approved considering the terms and conditions that would ordinarily be included in such a transaction negotiated at arm's-length. A director may hold any other office or place of profit with us (other than auditor) in conjunction with his or her office of director for such period and on such terms (as to remuneration and otherwise) as our board of directors may determine.

Remuneration and Appointment of Directors

The directors will be paid out of our funds by way of fees such sums as shall be approved by our company at a general meeting. The directors shall also be entitled to be repaid all reasonable out of pocket expenses properly incurred by them in or with a view to the performance of their duties or in attending meetings of our board of directors or of committees or general meetings. See "Management and Corporate Governance — Compensation."

Our board of directors shall have power at any time to appoint any person to be a director either to fill a casual vacancy or as an addition to the existing directors but so that the total number of directors shall not at any time exceed the number fixed pursuant to our Articles of Association. Any director so appointed shall hold office only until the next following ordinary general meeting and shall then be eligible for re-election. Without prejudice to the powers of our board of directors, our company at a general meeting may appoint any person to be a director either to fill a casual vacancy or as an additional director. No person may be appointed to the office of director as an independent director unless he or she has been approved by a majority of our independent directors then in office.

Limited Liability

The liability of the shareholders is limited to the value of their respective shareholdings in our company.

Dividends

Under our Articles of Association, holders of Class B shares will have the right to receive such dividends (if any) as we may determine to distribute to such holders. No dividend shall be paid otherwise than out of cumulative retained earnings plus distributable reserves (see "Dividend Policy"). Our board of directors may, before recommending any dividend, set aside out of our profits such sums as it thinks proper as reserves which shall at the discretion of our board of directors be applicable for any purpose to which our profits may be properly applied and pending such application may either be employed in our business or be invested in such investments as our board of directors may at any time think fit.

Any distributions to Class B shareholders will be made on a pro rata basis according to the amounts paid up on such Class B shares. All unclaimed dividends may be invested or otherwise made use of by our board of directors for our benefit until claimed and we shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of six years after having been declared shall be forfeited and shall revert to our company.

Our Articles of Association do not contain any fixed record dates for the determination of the entitlement to a dividend.

No Management or Control; No Voting Rights

The holders of Class B shares, in their capacities as such, do not have the right to take part in the management or control of our business and affairs and do not have any right or authority to act for or to bind us or to take part or interfere in the conduct or management of our company. The holders of Class B shares are not entitled to vote on any matters relating to our company, except in relation to our investment management agreement.

Our investment management agreement will be automatically renewed annually on each anniversary of the commencement of our operations on September 12, 2006, unless it is terminated. The investment management agreement may be terminated: (1) by Carlyle Investment Management at any time upon 180 business days' prior written notice to us, or (2) upon the occurrence of (a) a resolution adopted by a majority of our independent directors and (b) a resolution adopted by the holders of 66⅔% of the Class B shares (excluding any such Class B shares held by Carlyle). Our investment management agreement may be amended from time to time by our board of directors, on our behalf, and Carlyle Investment Management by written agreement, provided that any increase in the Management Fee or the Incentive Fee shall require the consent (which may be in the form of a negative consent sent to the address of record of each Class B shareholder) of the holders of at least 66⅔% of the affected Class B shares. For the avoidance of doubt, no consent from Class B shareholders is required for any other amendment.

Meetings

Our Articles of Association provides that we will hold general meetings at least once per calendar year. At the annual general meeting, the ordinary business shall be to receive and consider our profit and loss account and our balance sheet and the reports of our directors and the auditors, to elect directors and appoint auditors in the place of those retiring, to fix the remuneration of our directors and auditors, to sanction or declare dividends and to transact any other ordinary business which ought to be transacted at such a meeting. The holders of the Class B shares shall not have any right to receive notice of, attend at or vote at any meetings of our company.

Amendment of the Articles of Association

Our Articles of Association, and hence the rights attaching to any class of shares, may be amended by a special resolution of the Class A shareholders.

Dissolution

The special approval of a majority of our independent directors then holding office is required in order for our company to be wound-up voluntarily. In the event of our company being wound-up, whether voluntarily or otherwise, the surplus assets remaining after payment to all creditors shall be divided among the shareholders. The liquidator may, with the sanction of a special resolution of the Class A shareholders, divide among the shareholders in specie any part of the assets of our company. The liquidator may with like authority also vest any part of the assets in trustees upon such trusts for the benefit of shareholders as the liquidator deems appropriate.

Liquidation and Distribution of Proceeds

On a return of assets on liquidation or otherwise, the assets of our company to be returned shall be applied rateably in repaying to the holders of the Class A shares and the Class B shares the amounts paid up on such shares and any balance of such assets shall belong to and be distributed among the holders of the Class B shares in proportion to the number of the Class B shares held by them respectively.

Ownership Limitations; Involuntary Transfers of Shares

If it shall come to the notice of our board of directors that any shares are owned directly or beneficially by:

(1) a U.S. Person; or

(2) any person in breach of any law or requirement of any jurisdiction or governmental or regulatory authority; or

(3) any person or persons in any circumstances (whether directly or indirectly affecting such person and whether taken alone or in conjunction with any other person or persons, connected or not, or any other circumstances appearing to our directors to be relevant) which will or may result in us incurring any liability to taxation or suffering any legal, pecuniary, regulatory, tax or material administrative disadvantage which we might not otherwise have incurred or suffered including but not limited to circumstances which may cause us to be required to be registered as an "investment company" under the Investment Company Act;

our board of directors may give notice to such person requiring him either (i) to provide our board of directors within thirty days of receipt of such notice with sufficient satisfactory documentary evidence to satisfy our board of directors that (A) such person's holding of shares shall not cause us to be required to be registered as an investment company under the Investment Company Act or (B) such person is not a U.S. Person or (C) such person is not holding shares in breach of any law or requirement of any jurisdiction or governmental or regulatory authority; or (ii) to sell or transfer his shares to a person qualified to own the same within thirty days and within such thirty days to provide our board of directors with satisfactory evidence of such sale or transfer. If any person upon whom such a notice is served does not within thirty days after such notice transfer his shares to a person qualified to own the same or establish to the satisfaction of our board of directors (whose judgment shall be final and binding) that he is qualified and entitled to own the shares he shall

be deemed upon the expiration of such thirty days to have forfeited his shares and our board of directors shall be empowered at their discretion to follow the forfeiture procedures.

Additionally, if it shall come to the notice of our board of directors that any shares are owned directly or beneficially by a Plan, such shares shall be deemed held in trust for the benefit of a charitable beneficiary designated by our board of directors and the prohibited holder will acquire no right in such securities except as deemed trustee for the benefit of such charitable trust. The securities deemed to be held in such trust may be, as initiated by the trustee, subject to a transfer or sale to an eligible investor or redemption by us. Additionally, following our discovery of the existence of the trust, if the foregoing provisions are unenforceable for any reason, we shall either (i) direct the Plan or person that acquired or held the shares (either directly or in the form of RDSs) in contravention of the representation set forth above to transfer the ownership of such securities to, as designated by such Plan or prohibited holder, a non-U.S. person in an offshore transaction pursuant to Regulation S or, if applicable, to a person that (A) is not a Plan, (B) is within the United States or that is a U.S. person and (C) is a qualified purchaser and makes certain representations as our board of directors shall, as applicable, require or (ii) provide for the redemption of such securities. If the obligation to transfer such securities described in the preceding clause (i) is not met within the time period determined by our board of directors, our board of directors may, in its sole discretion, sell and transfer such securities acquired or held by such Plan or prohibited holder to a person, designated by our board of directors, whose ownership of such securities will not violate the representations described above. If such securities are subject to a (x) sale as described in clause (i) above or in the preceding sentence or (y) redemption as described in clause (ii) above, the Plan or prohibited holder shall receive the net proceeds of such sale or redemption.

Disclosure of Beneficial Ownership

Pursuant to the Netherlands Financial Supervision Act (*Wet op het financieel toezicht*), any person who, directly or indirectly, acquires or disposes of an interest in our capital or voting rights must immediately give written notice to the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*) by means of a standard form or electronically, if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person reaches, exceeds or falls below any of the following thresholds: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

A notification requirement also applies if a person's capital interest or voting rights reaches, exceeds or falls below any of the abovementioned thresholds as a result of a change in our total capital or voting rights. Such notification has to be made no later than the fourth trading day after the Netherlands Authority for the Financial Markets has published our notification as described below. We are required to notify the Netherlands Authority for the Financial Markets immediately of any changes in our outstanding capital or voting rights of 1.0% or more since our previous notification.

Each person who holds an interest in our capital or voting rights of 5% or more at the time of admission of our Class B shares to listing on Eurolist by Euronext must immediately notify the Netherlands Authority for the Financial Markets. In addition, every holder of 5% or more of our capital or voting rights whose interest has, in the period after their most recent notification to the Netherlands Authority for the Financial Markets, changed as a result of certain acts (including but not limited to the exercise of a right to acquire Class B shares) must notify the Netherlands Authority for the Financial Markets of the composition of his holding within four weeks from the end of the calendar year.

For the purpose of calculating the percentage of capital interest or voting rights, the following interests must be taken into account: (i) Class B shares directly held (or acquired or disposed of) by any person, (ii) Class B shares held (or acquired or disposed of) by such person's subsidiaries or by a third party for such person's account or by a third party with whom such person has concluded an oral or written voting agreement and (iii) Class B shares which such person, or any subsidiary or third party referred to above, may acquire pursuant to any option or other right held by such person (or acquired or disposed of, including, but not limited to, convertible bonds).

Special rules apply to the attribution of Class B shares which are part of the property of a partnership or other community of property.

The Netherlands Authority for the Financial Markets keeps a public register of all notifications made pursuant to the Netherlands Financial Supervision Act on its website www.afm.nl.

Our board of directors shall have power by notice in writing to require any shareholder to disclose to us the identity of any person other than such shareholder (an "interested party") who has, or appears to have, any interest in the shares held by such shareholder and the nature of such interest.

Any such notice shall require any information in response to such notice to be given in writing within fourteen days.

We are required to maintain a register of interested parties to which the provisions of Sections 55 and 58 of the Companies (Guernsey) Law 1994, as amended, shall apply mutatis mutandis as if the register of interested parties was the Register of Members and whenever in pursuance of a requirement imposed on a shareholder as aforesaid, we are informed of an interested party, the identity of the interested party and the nature of the interest shall be promptly inscribed therein together with the date of the request.

If any shareholder has been duly served with a notice given by our board of directors and is in default for more than fourteen days after the prescribed period in supplying to us the information thereby required, or in purported compliance with such notice has made a statement which is false or inadequate on a material particular (in either case, the "default"), then our board of directors may, in its absolute discretion, at any time thereafter serve a notice (a "direction notice") upon such shareholder.

A direction notice shall direct that, in respect of any shares in relation to which the default occurred (all or the relevant number as appropriate of such shares being the "default shares"), the shareholder shall not (if applicable) be entitled to attend or vote (either personally or by proxy) at a general meeting or meeting of the holders of any class of shares of our company or to exercise any other right conferred by membership in relation to meetings of our company or of the holders of any class of shares of our company.

Where the default shares represent at least 0.25% of the class of shares concerned, the direction notice shall additionally direct that in respect of the default shares:

(1) any dividend or part thereof or other monies which would otherwise be payable on or in respect of such shares shall be retained by us without any liability to pay interest thereon when such money is finally paid to the shareholder and the relevant shareholder shall not be entitled to receive shares in lieu of dividend;

(2) no transfer other than an approved transfer (as set out in our Articles of Association) of the default shares held by such shareholder shall be registered.

We shall send to each other person appearing to be interested in the shares the subject of any direction notice a copy of the notice, but failure or omission by us to do so shall not invalidate such notice.

If shares are issued to a shareholder as a result of that shareholder holding default shares in respect of which such shareholder is for the time being subject to particular restrictions, the new shares shall on issue become subject to the same restrictions as such default shares.

Any direction notice shall have effect in accordance with its terms for as long as the default, in respect of which the direction notice was issued, continues but shall cease to have effect in relation to any shares which are transferred by such shareholder by means of an approved transfer. As soon as practicable after the direction notice has ceased to have effect (and in any event within seven days thereafter) our board of directors shall procure that the restrictions imposed above shall be removed and that dividends withheld above are paid to the relevant shareholder.

For the purpose of enforcing the restrictions referred to above, our directors may give notice to the relevant shareholder requiring the shareholder to change any default shares held in uncertificated form to certificated form by the time stated in the notice. The notice may also state that the shareholder may not change any of the default shares held in certificated form to uncertificated form. If the shareholder does not comply with the notice, our directors may authorize any person to instruct the operator of the relevant uncertificated system to change the default shares held in uncertificated form to certificated form.

A person shall be treated as appearing to be interested in any shares if the shareholder holding such shares has given to us a notification which either (a) names such person as being so interested or (b) fails to establish the identities of those interested in the shares and (after taking into account the said notification and any other relevant notification) we know or have reasonable cause to believe that the person in question is or may be interested in the shares.

A transfer of shares is an approved transfer if but only if:

(a) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a public offer made to acquire all the issued shares in our capital not already owned by the offeror or connected person of the offeror in respect of us; or

(b) our directors are satisfied that the transfer is a bone fide transfer made pursuant to a sale of the whole of the beneficial ownership of the shares to a party unconnected with the shareholder and with other persons appearing to be interested in such shares; or

(c) the transfer results from a sale made through any stock exchange on which our shares are listed or normally traded.

Any shareholder who has given notice of an interested person who subsequently ceases to be so interested in his shares or has any other person interested in his shares shall notify us in writing of the cessation or change in such interest and our directors shall promptly amend the register of interested parties accordingly.

Our directors shall have the power to require any holder of default shares to sell or transfer his default shares to a person qualified to own the same within thirty days by serving a notice (a "default notice") and within such thirty days of being served a default notice to provide our directors with satisfactory evidence of such sale or transfer. If any person upon whom such default notice is served does not within thirty days after such default notice transfer his default shares to a person qualified to own the same or establish to the satisfaction of our directors (whose judgment shall be final and binding) that he is qualified and entitled to own the shares he shall be deemed upon the expiration of such thirty days to have forfeited his shares and our directors shall be empowered at their discretion to follow the forfeiture procedures set out in our Articles of Association.

Our Merger, Consolidation and Amalgamation

In addition to any other requirements under our Articles of Association and applicable law, any merger, amalgamation, joint venture or similar proposal must receive the special approval of a majority of our independent directors then holding office.

Takeover Regulation

The Dutch takeover rules (as provided for in the Netherlands Act on the Supervision of the Securities Trade (*Wet toezicht effectenverkeer 1995*) (which will be replaced by the Netherlands Financial Supervision Act (*Wet op het financieel toezicht*) during the course of 2007) and the rules and regulations promulgated thereunder) will also apply to us once our Class B shares are admitted to listing on Eurolist by Euronext. These rules relate to the obligation to publish an offer document when launching a public offer for our Class B shares following the admission to listing and the preparation, launch and settlement of such a public offer. These public offer rules are intended to ensure that in the event of such a public offer sufficient information will be made available to the investors, that investors will be treated equally, that there will be no abuse of inside information and that there will be a proper and timely offer period.

Further, the Dutch takeover bill to implement the EU Takeover Directive is still pending and may lead to changes in the way that the Dutch takeover rules are applied to us.

Transactions with Interested Parties

A director who is in any way directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with our company shall disclose the nature of his interest to all of our directors. Such disclosure may take the form of a general notice given to our board of directors to the effect that the director has an interest in a

specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. Notice may be sent via e-mail, fax or other written communication. In the case of a proposed contract such disclosure shall be made at the meeting of our board of directors at which the question of entering into the contract or arrangement is first taken into consideration or if the director was not at the date of that meeting interested in the proposed contract or arrangement at the next meeting of our board of directors held after he became so interested. In a case where the director becomes interested in a contract or arrangement after it is made disclosure shall be made at the first meeting of our board of directors held after the director becomes so interested. For the purpose of the foregoing a general notice given to our board of directors by a director to the effect that he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm shall be deemed to be a sufficient disclosure of interest unless either it is given at a meeting of our board of directors or the director takes reasonable steps to ensure that it is raised and read at the next meeting of our board of directors after it is given.

A director who is otherwise entitled to do so may vote in respect of any contract or arrangement in which he is interested and be counted in the quorum present at any meeting at which any such contract or arrangement is proposed or considered and if he shall so vote his vote shall be counted.

A director may hold any other office or place of profit under us (other than auditor) in conjunction with his office of director for such period and on such terms (as to remuneration and otherwise) as our board of directors may determine and no director or intending director shall be disqualified by his office from contracting with us either with regard to his tenure of any such other office or place of profit or as vendor purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of us in which any director is in any way interested be liable to be avoided nor shall any director so contracting or being so interested be liable to account to us for any profits realized by any such contract or arrangement by reason of such director holding that office or of the fiduciary relationship thereby established.

Any director may act by himself or his firm in a professional capacity for us and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

For the avoidance of doubt, any transaction in which a director is interested will not be void or voidable provided that our board of directors or a committee of our board of directors authorizes the transaction or the transaction is fair to shareholders and to our company at the time it is approved considering the terms and conditions that would ordinarily be included in such a transaction negotiated at arm's-length.

Indemnification; Limitation on Liability

Subject to certain limitations, Carlyle generally benefit from indemnification provisions and limitations on liability that are included in our Articles of Association. See "Management and Corporate Governance — Indemnification and Limitations on Liability — Our Articles of Association."

Accounts, Reports and Other Information

Our board of directors shall cause proper books of account to be kept with respect to all the transactions, assets and liabilities of our company in accordance with Guernsey Company Law.

The books of account shall be kept at our registered office or at such other place as our board of directors thinks fit and shall at all times be open to the inspection of our directors but no person other than a director or auditor or other person whose duty requires and entitles him to do so shall be entitled to inspect our books, accounts and documents except as provided by the Laws or authorized by our board of directors or by our company in general meeting.

A balance sheet shall be laid before our company at its ordinary general meeting in each year and such balance sheet shall contain a general summary of our assets and liabilities. The balance sheet shall be accompanied by a report of our directors as to the state of our company, as to the amount (if any) which they recommend to be paid by way of dividend, and the amount (if any) which they have carried or propose to carry to reserve. The auditors' report shall be attached to the balance sheet or there shall be inserted at the foot of the balance sheet a reference to the report.

A copy of every balance sheet and of all documents annexed thereto including the reports of our directors and the auditors shall at least ten days before the meeting be served on each of the registered holders in the manner in which notices are hereinafter directed to be served and on the auditors. Any holder may by written notice served on us waive this requirement.

Transfers of Shares

Subject to any restrictions on transfers described below and elsewhere in this offering memorandum:

(i) Any shareholder may transfer all or any of its uncertificated shares using a relevant uncertificated system authorized by our board of directors in such manner provided for, and subject as provided, in any regulations issued for this purpose under Guernsey law or such as may otherwise from time to time be adopted by our board of directors on our behalf and the rules of any relevant uncertificated system and accordingly no provision of our Articles of Association shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the shares to be transferred.

(ii) Any shareholder may transfer all or any of its certificated shares by an instrument of transfer in any usual form, or in any other form which our board of directors may approve, signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

(iii) Our board of directors shall not be bound to register more than four persons as joint holders of any share. In addition, our Articles of Association allow our board of directors to refuse to consent to a transfer by a shareholder (a "Defaulting Shareholder") who, having been requested to do so by our board of directors, fails to provide certain information regarding the interests of other persons in the shares held by the Defaulting Shareholder.

(iv) Our Articles of Association entitle our board of directors to require the transfer of shares held by a Defaulting Shareholder.

Transfer Agent and Registrar

ING Bank N.V. has been appointed to act as the transfer agent for the Class B shares and Mourant Guernsey Limited is the registrar for the Class B shares.

DESCRIPTION OF THE RESTRICTED DEPOSITARY SHARES AND THE RESTRICTED DEPOSIT AGREEMENT

The following is a description of the material term of the RDSs and the restricted deposit agreement and is qualified in its entirety by reference to all of the provisions of the restricted deposit agreement. Because this description is only a summary of the terms of the RDSs and the restricted deposit agreement, it does not necessarily contain all of the information that you may find useful. A copy of the full restricted deposit agreement will be made available to shareholders at the depositary bank's corporate trust offices at the address set forth below.

Restricted Depositary Shares and Restricted Depositary Receipts

The restricted depositary shares ("RDSs") will represent ownership interests in the Class B shares that are on deposit with The Bank of New York, as depositary, under a restricted deposit agreement among us, the depositary and all registered holders and beneficial owners from time to time of the restricted depositary receipts ("RDRs") evidencing the RDSs. Each RDS will also represent any other securities, cash or other property the depositary receives in respect of the deposited Class B shares and holds under the restricted deposit agreement. The Class B shares that the depositary holds, together with any other securities, cash or other property held under the restricted deposit agreement, are referred to collectively as the "deposited securities." The RDSs will not be issued by us or form part of our capital.

The RDRs will be administered at the depositary's corporate trust office at 101 Barclay Street, New York, New York 10286, USA. ING Securities Services, at Van Heenvlietlaan 220, 1083 CN Amsterdam, the Netherlands, has been appointed to act as custodian for the safekeeping of the deposited securities.

Registered Holders

The rights of RDS holders under the restricted deposit agreement described in this section belong to the registered holders of RDSs. As an RDS holder, you are not a holder of the Class B shares, we will not treat you as one of our shareholders and you will not have shareholder rights. Our Articles of Association and Guernsey law govern shareholder rights. The depositary will be the holder of the Class B shares represented by your RDSs and as such will be the only person permitted to exercise any shareholder rights with respect thereto. As a holder of RDSs, you will have RDS holder rights as set forth in the restricted deposit agreement. The restricted deposit agreement also sets forth our rights and obligations and the rights and obligations of the depositary. New York law governs the restricted deposit agreement and the RDSs.

In this section the terms "deliver" and "delivery," when used with respect to Class B shares, mean either: (1) one or more book-entry transfers of Class B shares to an account or accounts designated by the person entitled to that delivery maintained with institutions authorized under applicable law to effect book-entry transfers of Class B shares or (2) physical delivery of certificates evidencing Class B shares that are registered in the name of the transferee or duly endorsed for transfer or accompanied by any proper instrument of transfer that is duly executed. In this section, the terms "deliver" and "delivery," when used with respect to RDSs, mean the execution and delivery at the depositary's corporate trust office to or to the order of the person entitled to that delivery of one or more RDRs evidencing those RDSs, registered in the name or names requested by that person. In this section, the term "surrender," when used with respect to RDSs, means surrender to the depositary at its corporate trust office of one or more RDRs evidencing those RDSs, duly endorsed in blank or accompanied by proper instruments of transfer duly executed in blank. The depositary will not knowingly deliver Class B shares in any form to any person or account that is in the United States or that is a U.S. person (as defined in Regulation S under the U.S. Securities Act). For important restrictions on the delivery of Class B shares, see below "— Deposit and Withdrawal" and "— Transfer Restrictions."

Available Information

We do not currently file reports under Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act"). In addition, we do not furnish any information to the Securities and Exchange Commission so as to qualify for the exemption described in Rule 12g3-2(b) under the U.S. Exchange Act. We will agree in the restricted deposit agreement that so long as we are neither a reporting company under Section 13 or 15(d) of the

U.S. Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) under the U.S. Exchange Act, we will provide to any holder of Class B shares or any holder or beneficial owner of RDSs, and to any prospective purchaser of Class B shares or RDSs designated by that holder or beneficial owner, upon request of that holder, beneficial owner or prospective purchaser, the information required by Rule 144A(d)(4)(i) under the U.S. Securities Act and otherwise comply with Rule 144A(d)(4). If and when we qualify for the exemption under Rule 12g3-2(b) under the U.S. Exchange Act, we will no longer deliver this information.

Transfer Restrictions

The RDSs and the Class B shares represented by the RDSs will be subject to restrictions on transfer and provisions relating to involuntary transfer that are described under "Transfer Restrictions."

Deposit and Withdrawal

The depositary will deliver RDSs if you or your broker deposits Class B shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or transfer taxes or fees, the depositary will deliver the appropriate number of RDSs as you request. Any deposit of Class B shares for RDSs must be accompanied by a Purchaser's Letter or a U.S. Transferee's Letter substantially in the form attached as Appendix A or B to this offering memorandum, respectively, by or on behalf of the person who will be the beneficial owner of the RDSs. The Purchaser's Letter and the U.S. Transferee's Letter include certain written representations, agreements and acknowledgements relating to the transfer restrictions described in this offering memorandum upon which we, the depositary and our respective agents will rely. The depositary may refuse to accept Class B shares for deposit if it believes that RDSs representing those Class B shares would not be eligible for resale pursuant to Rule 144A under the U.S. Securities Act.

Subject to the following, you may at any time surrender your RDSs to the depositary for withdrawal of the deposited securities. In order for your surrender to be recognized by the depositary, the depositary must receive, at the time of surrender, a duly executed Surrender Letter in the form attached as Appendix C to this offering memorandum by or on behalf of you. The Surrender Letter includes certain written representations, agreements and acknowledgements relating to the transfer restrictions described in this offering memorandum upon which we, the depositary and our respective agents will rely. Upon payment of any required fees and expenses and, of any taxes or charges, such as stamp taxes or transfer taxes or fees, and subject to the terms and conditions of the restricted deposit agreement, the depositary will deliver the amount of deposited securities represented by those RDSs to you, if permitted, or as you direct. Any delivery of deposited securities other than at the custodian's office will be made only at your request, risk and expense.

Pre-release

A delivery by the depositary of RDSs before deposit of the underlying Class B shares is commonly referred to as a pre-release of RDSs. The depositary will not engage in the pre-release of RDSs.

Distributions and Rights

The depositary has agreed to pay you the cash distributions that it or the custodian receives on Class B shares or other deposited securities, subject to restrictions imposed by applicable law and after deducting its fees and expenses. Payments of distributions in respect of Class B shares will be governed by our Articles of Association. A description of the provisions of our Articles of Association governing the making of distributions in respect of the Class B shares is included under "Description of our Capital and our Articles of Association — Dividends." You will receive any distributions in proportion to the number of Class B shares your RDSs represent.

Before making a distribution, any withholding taxes that must be paid under any applicable law will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent.

Distributions of Class B shares

The depositary may distribute new RDSs representing any Class B shares that we may distribute as a distribution to its Class B shareholders. The depositary will only distribute whole RDSs and will attempt to sell any Class B shares that would be represented by fractional Class B shares if deposited under the restricted deposit agreement. The net proceeds from any such sale will be distributed by the depositary in the same manner that it distributes cash. If the depositary does not distribute additional RDSs, the outstanding RDSs will also represent any newly distributed Class B shares. Each holder of RDSs will be deemed to acknowledge that any new RDSs and Class B shares they represent have not been and will not be registered under the U.S. Securities Act and agree to comply with the restrictions on transfer set forth under "Transfer Restrictions."

Rights to Receive Additional Class B shares

If we offer holders of the Class B shares any rights to subscribe for additional Class B shares or any other rights, the depositary will have discretion as to the procedure to be followed in making such rights available to holders of RDSs or in disposing of such rights on behalf of any holder of RDSs and making the net proceeds available to such holders or, if by the terms of such rights offering or for any other reason, the depositary may not either make such rights available to any holder of RDSs or dispose of such rights and make the net proceeds available to such holders, then the depositary shall allow the rights to lapse.

If at the time of the offering of any rights the depositary determines in its discretion, following consultation with us, that it is lawful and feasible to make such rights available to all holders of RDSs or to certain holders of RDSs but not to others, the depositary may distribute to any holder of RDSs to whom it determines the distribution to be lawful and feasible, in proportion to the number of RDSs held by that holder, warrants or other instruments therefore in such form as it deems appropriate. Any such warrants or other instruments will be subject to the same restrictions on transfer as the RDSs.

If the depositary determines in its discretion that it is not lawful and feasible to make those rights available to all or certain holders of RDSs, it may sell the rights, warrants or other instruments in proportion to the number of RDSs held by the holders of RDSs to whom it has determined it may not lawfully or feasibly make these rights available, and allocate the net proceeds of any sales (net of the fees and expenses of the depositary as provided under the restricted deposit agreement and all taxes and governmental charges payable in connection with these rights and subject to terms and conditions of the restricted deposit agreement) for the account of the holders of RDSs otherwise entitled to these rights, warrants or other instruments, upon an averaged or other fair and practical basis without regard to any distinctions among these holders because of exchange restrictions or the date of delivery of any RDS or otherwise.

In circumstances in which rights would otherwise not be distributed, if a holder of RDSs requests the distribution of warrants or other instruments in order to exercise the rights allocable to the RDSs of such holder, the depositary will make the rights available to that holder upon written notice from us to the depositary that we have elected in our sole discretion to permit these rights to be exercised and that holder has executed such documents as we have determined in our sole discretion are reasonably required under applicable law.

If the depositary has distributed warrants or other instruments for rights to all or certain holders, upon instruction pursuant to the warrants or other instruments to the depositary from the holder of RDSs to exercise the rights, upon payment by that holder to the depositary for the account of that holder of an amount equal to the purchase price of the Class B shares or other securities to be received upon the exercise of the rights, and upon payment for the fees of the depositary and any other charges as set forth in the warrants or other instruments, the depositary will, on behalf of that holder, exercise the rights and purchase the Class B shares or other securities and we will cause the Class B shares so purchased to be delivered to the depositary on behalf of that holder. As agent for the holder of RDSs, the depositary will cause the Class B shares so purchased to be deposited, and will deliver RDSs to that holder, pursuant to the restricted deposit agreement.

The depositary will not offer rights to holders of RDSs unless (i) both the rights and the securities to which the rights relate are exempt from registration under the U.S. Securities Act with respect to a distribution to holders of RDSs or are registered under the provisions of the Securities Act and (ii) the offer of such rights would not require us

to register as an investment company under the Investment Company Act and related rules. If a holder of RDSs requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under the U.S. Securities Act, the depositary will not effect such distribution unless it has received an opinion from recognized counsel in the United States for us upon which the depositary may rely that the distribution to such holder is exempt from registration. The depositary will not be responsible for any failure to determine that it may be lawful or feasible to make rights available to you.

United States securities laws will restrict the sale, deposit, cancellation and transfer of the RDSs issued after an exercise of rights. For example, you will not be able to trade such RDSs freely in the United States. In such a case, the depositary will deliver restricted depositary shares that have the same terms as the RDSs described in this section.

Other Distributions

The depositary will send to you any distributions or documentation we distribute with respect to deposited securities by any means it thinks are equitable and practical. The depositary may withhold any distribution of securities if it has not received satisfactory assurances from us that the distribution does not require registration under the U.S. Securities Act. If it cannot make the distribution to you, the depositary may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case outstanding RDSs will also represent the newly distributed property. The depositary may withhold any fees and expenses, taxes or other governmental charges it thinks are applicable in this process.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any RDS holders. We have no obligation to register RDSs, Class B shares, rights or other securities under the U.S. Securities Act. We also have no obligation to take any other action to permit the distribution of RDSs, Class B shares, rights or anything else to RDS holders. **This means that you may not receive a distribution that we make on the Class B shares or any value for them if it is illegal or impractical for us to do so.**

Deposited Securities Acquired in Contravention of ERISA Restrictions; Forced Sale or Redemption of Such Securities

If we become aware that any deposited securities are deemed to be held in trust due to the acquisition or holding of RDSs by a Plan or person in violation of the ERISA transfer restrictions described under "Transfer Restrictions," we will notify the depositary and prohibited holder of such RDSs of that fact and the number of deposited securities affected. To the extent that we suspend any rights to receive distributions with respect to deposited securities, we shall notify the depositary of such suspension and the depositary shall not make any distributions on RDSs held by any such prohibited owner until we notify it otherwise.

If we or the trustee of the abovementioned trust effects a sale or redemption of deposited securities underlying RDSs that have been acquired in violation of the ERISA restrictions described hereunder, we will notify the depositary and prohibited holder of such RDSs of the redemption or sale and the number of deposited securities affected by such action. At the time of that redemption or sale, a corresponding number of RDSs held by the prohibited holder will automatically convert into a right only to receive, upon surrender of those RDSs, the cash amount received by the depositary in respect of those deposited securities, net of the fees and expenses of the depositary and any applicable taxes or governmental charges.

Record Dates

The depositary may fix record dates for the determination of the holders of RDRs who will be entitled to receive a dividend, distribution or rights, subject in each case to the provisions of the restricted deposit agreement.

Changes Affecting Deposited Class B shares

If we do any of the following:	All of the following will apply:
Reclassify, split up or consolidate any of the deposited securities	Each RDS will automatically represent its equal share of the new deposited securities, unless additional RDSs are issued.
Recapitalize, reorganize, merge, consolidate, sell all or substantially all of our assets or take any similar action	The depositary may, and will if we so request, execute and deliver new RDRs or call the outstanding RDRs for exchange into new RDRs describing the new deposited securities.

Consent Rights of Class B shares and Other Deposited Securities

Upon receipt of notice of any meeting of, or solicitation of consents from, holders of the Class B shares or other deposited securities, upon our written request, the depositary will, as soon as practicable thereafter, mail to all holders of RDRs a notice, in such form as we approve, containing:

- the information included in such notice of meeting or solicitation of consents received from us by the depositary;
- a statement that the holders of RDRs as of the close of business on a specified record date will be entitled, subject to any applicable provision of Guernsey law, the deposited securities, the restricted deposit agreement and our Articles of Association, to instruct the depositary as to the exercise of any consent rights, if any, pertaining to the amount of Class B shares or other deposited securities represented by their respective RDSs; and
- a statement as to the manner in which these instructions may be given.

Upon the written request of a holder of RDRs on such record date, received on or before the date established by the depositary for such purpose, the depositary will endeavor, insofar as practicable, to deliver consents or cause to be delivered consents with respect to the amount of Class B shares or other deposited securities represented by the RDSs evidenced by such holder's RDRs in accordance with the instructions set forth in such request. The depositary will not deliver consents or attempt to exercise any consent rights that attach to the Class B shares or other deposited securities other than in accordance with such instructions. If the depositary does not receive instructions from a holder of RDRs on or before the instruction date, the depositary will not deliver consents or cause to be delivered any consents with respect to the underlying Class B shares.

We cannot ensure that you will receive consent solicitation materials or otherwise learn of an upcoming shareholders' meeting in time to ensure that you can instruct the depositary to deliver consents on your behalf. **This means that you may not be able to direct the delivery of any consents and there may be nothing you can do if the depositary does not deliver consents as requested by you.** For a description of the limited matters that require the consent of holders of Class B shares under our Articles of Association, see "Description of our Capital and our Articles of Association."

Reports and Other Communications

The depositary will make available to you for inspection at its corporate trust office any reports and communications from us that we made generally available to holders of Class B shares. The depositary will also, upon our written request, send to the registered holders of RDRs copies of such reports and communications furnished by us under the restricted deposit agreement.

Amendment and Termination of the Restricted Deposit Agreement

We may agree with the depositary to amend the restricted deposit agreement and the RDRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or fax transmission costs, delivery costs or other similar expenses, or prejudices an important right of RDR holders, it will only become effective 30 days after the depositary notifies you in writing of the

amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your RDRs, to agree to the amendment and to be bound by the RDRs and the restricted deposit agreement as amended.

The depositary will terminate the restricted deposit agreement if we ask it to do so, by mailing notice of termination to you at least 30 days before termination. The depositary may also terminate the restricted deposit agreement by mailing notice of termination to you at least 30 days before termination if the depositary has informed us that it would like to resign and we have not appointed a new depositary bank within 90 days.

After termination, the restricted deposit agreement requires the depositary and its agents to do only the following under the agreement:

- collect distributions on the deposited securities;
- sell rights and other property; and
- deliver Class B shares and other deposited securities upon cancellation of RDSs, subject to the restrictions described in "Transfer Restrictions" and any other limitations necessary to give effect thereto.

One year after the date of termination, the depositary may sell any remaining deposited securities in an offshore transaction pursuant to Regulation S under the U.S. Securities Act. After that, the depositary will hold the net proceeds of the sale, as well as any other cash it is holding under the restricted deposit agreement for the pro rata benefit of the RDS holders that have not surrendered their RDSs. It will not invest the net proceeds of the sale and other cash and will have no liability for interest. The depositary's only obligations will be to account for the proceeds of the sale and other cash. After termination of the restricted deposit agreement, our only obligations will be with respect to indemnification and to pay certain amounts to the depositary.

Charges of the Depositary

RDS holders must pay the depositary:	For:
$5.00 (or less) per 100 RDSs or portion thereof	Each issuance of RDSs, including as a result of a distribution of Class B shares, rights or other property
$5.00 (or less) per 100 RDSs or portion thereof	Each surrender of RDSs for the purpose of withdrawal, including if the restricted deposit agreement terminates
$0.02 (or less) per RDS or portion thereof	Any cash distribution
Registration or transfer fees	Transfer and registration of Class B shares on our register to or from the name of the depositary or its agent when you deposit or withdraw Class B shares
$5.00 per RDR evidencing RDSs	Transfer or split up of RDSs
A distribution fee equivalent to the fee that would be payable if securities distributed to you had been Class B shares and the Class B shares had been deposited for issuance of RDSs	Distribution of securities to holders of deposited securities which are distributed by the depositary to RDS holders
Expenses of the depositary	Conversion of foreign currency to U.S. dollars, cable, telex and facsimile transmission expenses and servicing of Class B shares or deposited securities
Taxes and other government charges the depositary or the custodian is required to pay on any RDS or Class B share represented by an RDS, such as transfer taxes, stamp duty or withholding taxes	As necessary
$0.02 (or less) per RDS per calendar year	Depositary services, except that this fee will not be charged to the extent a fee of $0.02 was charged in the same calendar year for a cash distribution

Liability of Owner for Taxes

You will be responsible for any taxes or other governmental charges payable on your RDSs or on the deposited securities underlying your RDSs. The depositary may refuse to transfer your RDRs or allow you to withdraw the deposited securities underlying your RDSs until these taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your RDSs to pay any taxes you owe and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of RDSs to reflect the sale and pay to you any proceeds or send to you any property, remaining after it has paid the taxes.

Limitations on Obligations and Liability to Holders of RDSs

The restricted deposit agreement expressly limits our liability and obligations and the liability and obligations of the depositary. We and the depositary:

- are only obligated to take the actions specifically set forth in the restricted deposit agreement without negligence or bad faith;
- are not liable if either of us are prevented or delayed by law or circumstances beyond our control from performing our obligations under the restricted deposit agreement;
- are not liable if either of us exercises discretion permitted under the restricted deposit agreement; and
- may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

The depositary will not be responsible for any failure to carry out any instructions to vote any of the deposited securities or for the manner in which any such vote is cast or the effect of any such vote, provided that the depositary has acted in good faith. The depositary has no obligation to become involved in a lawsuit or other proceeding related to the RDRs or the restricted deposit agreement on your behalf or on behalf of any other person.

In the restricted deposit agreement, we agree to indemnify the depositary for acting as depositary, except for losses resulting from the depositary's negligence or bad faith, and the depositary agrees to indemnify us for losses resulting from its negligence or bad faith.

Resignation or Removal of Depositary

The depositary may resign at any time by delivery of written notice to us, with its resignation having effect upon the appointment of a successor depositary and the successor depositary's acceptance of the appointment. We may remove the depositary upon 90 days' written notice, with the removal to become effective upon the later of the 90th day following the notice or the appointment of a successor depositary and the successor depositary's acceptance of the appointment.

Maintenance of Books and Records by the Depositary

The depositary will keep a register of RDSs at its corporate trust office open for inspection by you at all reasonable times. You agree not to inspect that register for any purpose other than communication with other registered holders in relation to our business, the restricted deposit agreement or the RDSs.

Provisions Governing Deposited Securities and Disclosure of Interests

By holding RDSs, you will be deemed to consent to and agree to be bound by the provisions governing any deposited securities, including any provisions of Guernsey law or our Articles of Association that require the disclosure of beneficial or other ownership of the Class B shares, such as those described under "Description of our Capital and our Articles of Association" or impose limitations on the holding, acquisition, transfer or delivery of consents in respect of the Class B shares, such as those described under "Transfer Restrictions." We may provide for blocking transfer and voting and other rights to enforce your compliance with these limitations. The depositary will use its reasonable efforts to comply with our instructions as to RDRs in respect of any such enforcement and you

will be required to comply with all such disclosure requirements and such limitations and cooperate with the depositary's compliance with our instructions.

Lost, Stolen, Mutilated or Destroyed RDRs

In case any RDR becomes mutilated, destroyed, lost or stolen, the depositary will execute and deliver a new RDR in exchange and substitution for such mutilated RDR upon cancellation thereof or in lieu of and in substitution for such destroyed, lost or stolen RDR. Before the depositary will execute and deliver a new RDR in substitution for a destroyed, lost or stolen RDR, the holder will be required to:

- file with the depositary a request for such execution and delivery before the depositary has notice that the RDR has been acquired by a bona fide purchaser and a sufficient indemnity bond; and
- satisfy any other reasonable requirements imposed by the depositary.

Requirements for Depositary Actions

Before the depositary will deliver RDSs or register a transfer of an RDR, make a distribution on RDSs or permit withdrawal of deposited securities, the depositary may require:

- payment of transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class B shares or other deposited securities;
- production of satisfactory proof of citizenship or residence, exchange control approval or other information it deems necessary or proper; and
- compliance with regulations it may establish from time to time consistent with the restricted deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver RDSs or register transfers of RDSs generally or in particular cases when the depositary has closed its books or at any time if the depositary thinks it advisable to do so.

EURONEXT MARKET INFORMATION

Eurolist by Euronext Amsterdam N.V.

Prior to the global offering, there has not been a public market for the Class B shares. We have applied to list the Class B shares on Eurolist by Euronext, the regulated market of Euronext Amsterdam N.V. ("Eurolist by Euronext"). We expect the Class B shares to be listed on Eurolist by Euronext and, as a result, to be subject to Dutch securities regulations and supervision by the relevant Dutch regulatory authorities.

Market Regulation

The market regulator in the Netherlands is the Authority for the Financial Markets *(Stichting Autoriteit Financiële Markten)* insofar as the supervision of market conduct is concerned. The Netherlands Authority for the Financial Markets has supervisory powers with respect to the publication of information by listed companies and to the application of takeover regulation and with respect to publication of inside information by listed companies. It also supervises financial intermediaries, such as credit institutions, investment firms and investment advisors. The Netherlands Authority for the Financial Markets is also the competent authority for approving all prospectuses published for admission of securities to trading on Eurolist by Euronext, except for prospectuses approved in other Member States of the European Economic Area that are used in the Netherlands in accordance with applicable passporting rules. The surveillance units of Euronext Amsterdam N.V. and the Netherlands Authority for the Financial Markets monitor and supervise all trading operations.

Listing and Trading

We have applied to list all of our Class B shares on Eurolist by Euronext. All of our Class B shares will be available for trading subject to compliance with the relevant transfer restrictions and, where applicable, following the end of any lock-up period or other contractual restrictions. The RDSs will not be listed on any exchange.

CERTAIN TAX CONSIDERATIONS

The following summary discusses certain Guernsey, United States, Dutch and German tax considerations related to the purchase, ownership and disposition of the Class B shares and RDSs as of the date hereof. Prospective purchasers of the Class B shares and the RDSs are advised to consult their own tax advisors concerning the consequences under the tax laws of the country of which they are resident of making an investment in the Class B shares or the RDSs.

Guernsey Tax Considerations

Guernsey currently does not levy taxes upon capital inheritances, capital gains (with the exception of a dwellings profit tax) gifts, sales or turnover, nor are there any estate duties, save for an ad valorem fee for the grant of probate or letters of administration.

We have applied for and have been granted exempt status for Guernsey tax purposes. In return for the payment of a fee, currently £600, a company is able to apply annually for exempt status for Guernsey tax purposes. A company that has exempt status for Guernsey tax purposes is exempt from tax in Guernsey on both bank deposit interest and any income that does not have its source in Guernsey.

Payments of dividends and interest by a company that has exempt status for Guernsey tax purposes are regarded as having their source outside Guernsey and hence are payable without deduction of tax in Guernsey.

In response to the review carried out by the European Union Code of Conduct Group, the Policy Council of the States of Guernsey has announced that the States of Guernsey intends to abolish exempt status for the majority of companies with effect from January 2008 and to introduce a zero rate of tax for companies carrying all but a few specified types of regulated business. However the States of Guernsey Administrator of Income Tax has advised that because collective investment schemes, including closed ended investment vehicles, were not one of the regimes in Guernsey that were classified by the EU Code of Conduct Group as being harmful, it is intended that collective investment schemes and closed ended investment vehicles will continue to be able to apply for exempt status for Guernsey tax purposes after 31 December 2007. These proposals have yet to be enacted.

The Policy Council of the States of Guernsey has stated that it may consider further revenue raising measures in 2011/2012, including possibly the introduction of a goods and services tax, depending on the state of Guernsey's public finances at that time.

Document duty is payable on the creation or increase of authorized share capital at the rate of one half of one percent of the nominal value of the authorized share capital of a company incorporated in Guernsey up to a maximum of £5,000 in the lifetime of a company. No stamp duty is chargeable in Guernsey on the issue, transfer or redemption of shares.

The Shareholders

Any shareholders who are resident for tax purposes in Guernsey, Alderney or Herm will suffer no deduction of tax by us from any dividends payable by us but the Guernsey Administrator will provide details of distributions made to shareholders resident in the Islands of Guernsey, Alderney and Herm to the Administrator of Income Tax in Guernsey. Shareholders resident outside Guernsey will not be subject to any tax in Guernsey in respect of any shares owned by them.

EU Savings Tax Directive

Although not a Member State of the European Union, Guernsey in common with certain other jurisdictions has agreed to apply equivalent measures to those contained in the EU Savings Tax Directive (2003/48/EC), with the exception that the EU resident individual to whom interest is paid will suffer a retention tax on such payment (currently set at a rate of 15%) where such individual has not agreed that Guernsey will exchange certain information about his or her identity, residence and savings income with the tax authorities in his or her Member State of residence.

However, no Guernsey retentions or exchanges of information by the Guernsey tax authorities under the EU Savings Tax Directive as implemented in Guernsey are expected to apply to holdings of shares in our company.

Certain U.S. Federal Income Tax Considerations

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY SHAREHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY US OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

This summary discusses certain U.S. federal income tax considerations related to the purchase, ownership and disposition of RDSs and Class B shares as of the date hereof for investors who purchase RDSs or Class B shares pursuant to this offering memorandum. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the "Code"), on the Treasury Regulations promulgated thereunder, administrative rulings and pronouncements of the IRS, and on judicial decisions, all as in effect on the date hereof and all of which are subject to change or differing interpretation, possibly with retroactive effect. The discussion does not purport to describe all of the U.S. federal income tax considerations applicable to us or that may be relevant to a particular investor in view of such investor's particular circumstances and, except to the extent specifically provided below, is not directed to investors subject to special treatment under the U.S. federal income tax laws, such as banks or other financial institutions, dealers in securities or currencies, tax-exempt entities, regulated investment companies, REITs, non-U.S. Holders (as defined below), insurance companies, mutual funds, persons holding RDSs or Class B shares as part of a hedging, integrated or conversion transaction or a straddle, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, charitable remainder unit trusts under Section 664 of the Code, common trust funds, persons liable for the alternative minimum tax, investors whose functional currency is not the U.S. dollar or investors that own or are treated as owning 10% or more of the Class B shares or RDSs representing 10% or more of the Class B shares. In addition, this summary does not discuss any aspect of state, local or non-U.S. tax law and assumes that investors will hold the RDSs or Class B shares as a capital asset within the meaning of Section 1221 of the Code. The actual tax consequences of the purchase and ownership of RDSs or Class B shares will vary depending on your circumstances.

For purposes of this discussion, a "U.S. Holder" is a beneficial holder of RDSs or Class B shares that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust which either (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person. A "non-U.S. Holder" is a holder that is neither a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) nor a U.S. Holder.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds RDSs or Class B shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holding RDSs or Class B shares, you should consult your tax advisors.

This discussion does not constitute tax advice and is not intended to be a substitute for tax planning.

Prospective investors in RDSs or Class B shares should consult their own tax advisors concerning the U.S. federal, state and local income tax consequences in their particular situations of the purchase, ownership and disposition of RDSs or Class B shares, as well as any consequences under the laws of any other taxing jurisdiction.

Tax Treatment of our Company

U.S. Federal Income Tax Consequences. We will be treated as a corporation, and as a PFIC, for U.S. federal income tax purposes. Our income, gains, losses, deductions and expenses will not be passed through to our shareholders except as described below in "— Tax Treatment of U.S. Holders of RDSs" with respect to the special rules relating to investments in PFICs.

The Code and the Treasury Regulations promulgated thereunder provide a specific exemption from U.S. federal income tax to non-U.S. corporations which restrict their activities in the United States to trading in stocks and securities (and any other activity closely related thereto) for their own account, whether such trading (or such other activity) is conducted by the corporation or its employees or through a resident broker, commission agent, custodian or other agent (the "Investment Exemption"). The Investment Exemption does not apply to non-U.S. corporations that are engaged in activities in the United States other than trading in stocks and securities (and any other activity closely related thereto) for their own account or that are dealers in stocks and securities.

We intend to rely on the Investment Exemption and to operate so as not to be subject to U.S. federal income taxes on our net income and do not expect that we will be engaged in a U.S. trade or business (or for partnerships in which we invest to be so engaged) as determined for U.S. federal income tax purposes, although no definitive assurance can be given in this regard. So long as we are not engaged in a U.S. trade or business, income and gain we earn will not be subject to regular U.S. federal income taxation (on a net basis). If, however, contrary to expectations, we were treated as being engaged in a U.S. trade or business, then we generally would be subject to regular U.S. federal income taxation on a net basis on any income or gain effectively connected with that trade or business (and generally would also be subject to a 30% U.S. branch profits tax), thereby materially adversely affecting our ability to make distributions to shareholders and the value of the RDSs and the Class B shares.

Nature of our Investments. We will invest, directly or indirectly in a variety of assets, including, but not limited to, (i) equity securities of non-U.S. entities, including equity of non-U.S. corporations that (x) are CDO issuers or other limited purpose entities and (y) are likely to be classified as partnerships, CFCs or PFICs; (ii) positions in existing and future funds managed by Carlyle, including certain of its private equity and fixed income funds; (iii) various mortgage-backed, asset-backed and other debt instruments with U.S. and non-U.S. obligors; and (iv) various other credit products. Such investments have different tax consequences, which may vary depending on their particular terms. Certain of our business activities may be subject to special and complex U.S. federal income tax provisions that may, among other things, (i) cause us to recognize income or gain without a corresponding receipt of cash, (ii) affect the timing as to when a purchase or sale of stock or securities is deemed to occur, and (iii) alter the characterization of certain complex financial transactions.

Generally, our direct and indirect non-U.S. entity subsidiaries are expected to conduct their activities so as not to be engaged in a U.S. trade or business and not to generate ECI. In this regard, many of such non-U.S. entities are likely to rely on the Investment Exemption or other facts and circumstances to conclude that such entities do not generate ECI. Such entities rely on the advice of a variety of counsel in order to structure their activities and investments so as not to be engaged in a U.S. trade or business and to not earn ECI. However, the treatment of such entities and their activities is often uncertain, and frequently may depend on determinations of fact and interpretations of complex provisions of law and regulation for which there may be no clear precedent or authority. Where no clear precedent or authority is available, such entities may employ standard industry practice or conventions to guide compliance efforts and maintain qualification for the Investment Exemption. There can be no assurance, however, that such practice or conventions ultimately will be considered compliant and that such entities will qualify for the Investment Exemption. Moreover, the present treatment of such entities or their activities may be modified by administrative, legislative or judicial interpretation at any time, and any such action may affect investments or commitments previously made. In addition, as a result of such changes, the structure and activities of such entities may be challenged by the IRS, and there can be no assurance that such entities will be able to satisfy the requirements for the Investment Exemption and, therefore, will not currently be, or become in the future, subject to U.S. federal income tax on their income on a net basis.

Legislation proposed in the U.S. Senate in 2006 and reintroduced in January 2007 would, for tax years beginning at least two years after its enactment, tax a corporation as a U.S. corporation if the equity of that corporation is regularly traded on an established securities market and the management and control of the

corporation occurs primarily within the United States. If this legislation caused us or any of our subsidiaries to be taxed as a domestic corporation, we or they would be subject to U.S. federal income tax on our or their net income. However, it is unknown whether this proposal will be enacted in its currently proposed form and, whether if enacted, we or our subsidiaries would be subject to its provisions. If this or similar legislation were enacted, our board of directors may take such action as it deems advisable to prevent us from being subject to such legislation, including delisting the Class B shares.

If any of our direct or indirect non-U.S. subsidiaries that are treated as corporations for U.S. federal income tax purposes were deemed to be engaged in a U.S. trade or business, then such corporations generally would be subject to regular U.S. federal income taxation on a net basis on any income or gain effectively connected with that trade or business (and generally would also be subject to a 30% U.S. branch profits tax), thereby materially adversely affecting such entity's ability to make distributions to us, and therefore our ability to make distributions to shareholders and the value of the RDSs and the Class B shares. If any of our direct or indirect non-U.S. subsidiaries treated as partnerships or disregarded entities for U.S. federal income tax purposes were deemed to be engaged in a U.S. trade or business, and we did not own such interest through an entity treated as a corporation for U.S. federal income tax purposes, the U.S. trade or business of such entity would be attributed to us and we would be subject to regular U.S. federal income taxation on a net basis on any income or gain effectively connected with that trade or business (and generally would also be subject to a 30% U.S. branch profits tax), thereby adversely affecting our ability to make distributions to shareholders and the value of the RDSs and the Class B shares.

In addition, in some circumstances, we may choose, when the overall economics warrant, to invest in U.S. corporations or other entities that are (or are likely to be) engaged in a U.S. trade or business. Such corporations or other entities would be subject to U.S. federal income tax on their net income.

Withholding Taxes. Income derived by us and our subsidiaries may be subject to withholding taxes imposed by the United States or other countries. Certain types of periodic income (e.g., dividends) received by us from sources inside the United States may be subject to U.S. withholding tax at a rate of 30%. Furthermore, certain dividends and interest received from sources outside of the United States may be subject to withholding, income and other taxes imposed by other countries. We or our subsidiaries may also be subject to capital gains taxes in certain other countries where we or they purchase and sell stocks and securities. To the extent that we or our subsidiaries are subject to withholding taxes, it would reduce the amount of cash available for distribution to shareholders and may adversely affect the value of the RDSs and the Class B shares.

Tax Treatment of U.S. Holders of RDSs

The following is a summary of certain U.S. federal income tax consequences that will apply to U.S. Holders of RDSs. U.S. Holders of RDSs, for U.S. federal income tax purposes, generally will be treated as the owner of the underlying Class B shares that are represented by such RDSs. References to RDSs shall include a reference to the underlying Class B shares.

Investment in a Passive Foreign Investment Company. We will be a PFIC for U.S. federal income tax purposes. In general, a non-U.S. corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is passive income, or (ii) 50% or more of the average value (or, if elected, the adjusted tax basis) of its assets are considered "passive assets" (generally assets that generate passive income). Except as provided below, U.S. Holders of RDSs will be considered U.S. shareholders in a PFIC. In general, a U.S. Holder of a PFIC may desire to make an election to treat us as a QEF with respect to such U.S. Holder. Generally, a QEF election should be made on or before the due date for filing a U.S. Holder's federal income tax return for the first taxable year for which it held RDSs. If a U.S. Holder makes a timely QEF election with respect to its investment in us, the electing U.S. Holder will be required in each taxable year to include in gross income (i) as ordinary income, such U.S. Holder's *pro rata* share of our ordinary earnings and (ii) as a long-term capital gain, such U.S. Holder's *pro rata* share of our net capital gain, whether or not distributed (such inclusions, "QEF Inclusions"). A U.S. Holder will not be eligible for the dividends received deduction in respect of such income or gain, nor will distributions paid with respect to the RDSs to a U.S. Holder who is an individual be eligible to be taxed at the reduced rates generally applicable to dividends paid by certain U.S. corporations and "qualified foreign corporations" on or after January 1,

2003. In addition, any of our losses in a taxable year will not be available to such U.S. Holder and may not be carried back or forward in computing our ordinary earnings and net capital gain in other taxable years.

In this respect, prospective investors should be aware that it is possible that we may purchase certain assets with substantial original issue discount, the cash payment of which may be deferred, perhaps for a substantial period of time, we may use interest and other income from our investments to purchase new investments, and, as described below in "— Indirect Interests in PFICs and CFCs," we will be required to include in our calculation of income certain income inclusions with respect to the Delaware LLC as well as income generated by other subsidiaries that are treated as partnerships or disregarded entities for U.S. federal income tax purposes. As a result, we may have ordinary earnings from such instruments or investments, but the receipt of cash attributable to such earnings may be deferred, perhaps for a substantial period of time. In certain cases in which a QEF does not distribute all of its earnings in a taxable year, U.S. Holders may also be permitted to elect to defer payment of some or all of the taxes on the QEF's income subject to an interest charge on the deferred amount. Such an election must be made on an annual basis. Absent an election to defer payment of taxes, U.S. Holders of RDSs that make a QEF election may owe tax on significant amounts of "phantom" income.

We will use commercially reasonable efforts to provide, upon request, all information and documentation that a U.S. Holder of RDSs making a QEF election is required to obtain for U.S. federal income tax purposes (e.g., the U.S. Holder's *pro rata* share of ordinary income and net capital gain), including a "PFIC Annual Information Statement," as described in Treasury Regulation Section 1.1295-1(g) (or in any successor IRS release or Treasury Regulation), all representations and statements required by such regulation, and will take any other reasonable steps to facilitate such election and corresponding tax reporting requirements. U.S. Holders of the RDSs who require such information should notify us in writing of their request within sixty (60) days following the close of the year for which they are requesting information. We may not be able to provide U.S. Holders with the required information prior to the unextended due date of U.S. Holders' U.S. federal income tax return and the U.S. Holders may be required to file an extension.

If a U.S. Holder does not make a timely QEF election for the year in which it acquires its RDSs, and the PFIC rules are otherwise applicable, the U.S. Holder will be subject to a special tax on so-called "excess distributions," including both certain distributions from us and gain on the sale of RDSs. A U.S. Holder will have an excess distribution if distributions on the RDSs during any tax year exceed 125% of the average amount received during the three preceding tax years (or, if shorter, the U.S. Holder's holding period for the RDSs). To compute the tax on an excess distribution, (i) the excess distribution is allocated *ratably* over the U.S. Holder's holding period for the RDSs, (ii) the amount allocated to the current tax year is taxed as ordinary income, and (iii) the amount allocated to each previous tax year is taxed at the highest applicable marginal rate in effect for that year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax. Similar rules apply for distributions or dispositions of an indirect interest in a PFIC for which no QEF election has been made.

In many cases, application of the tax on gain on disposition and receipt of excess distributions will be substantially more onerous than the treatment applicable if a timely QEF election is made. Classification as a PFIC may also have other adverse tax consequences including, in the case of individuals, the denial of a "step up" in the basis of the RDSs at death. ACCORDINGLY, U.S. HOLDERS OF RDSs SHOULD CONSIDER CAREFULLY WHETHER TO MAKE A QEF ELECTION WITH RESPECT TO THEIR INVESTMENT IN US AND THE CONSEQUENCES OF NOT MAKING SUCH AN ELECTION.

In lieu of making a QEF election, U.S. Holders may be able to avoid some of the adverse tax consequences related to owning shares of a PFIC described above by making a mark-to-market election with respect to the Class B shares they are treated as owning through the RDSs, provided that the Class B shares are "marketable" and Eurolist by Euronext constitutes a qualified exchange within the meaning of Section 1296 of the Code and the Treasury Regulations promulgated thereunder. The Class B shares will be marketable if they are regularly traded. The Class B shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. There can be no assurance that trading volumes will be sufficient to permit a mark-to-market election.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the Class B shares it is treated as owning at the close of the taxable year over the U.S. Holder's adjusted basis in the Class B shares it is treated as owning. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder's adjusted basis in the Class B shares it is treated as owning over the fair market value of the Class B shares it is treated as owning at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an indirect sale or other disposition of the Class B shares that would occur when the U.S. Holder sells or otherwise disposes of its RDSs will be treated as ordinary income, and any losses incurred on a sale or other indirect disposition of the Class B shares will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the Class B shares cease to be marketable. If we are a PFIC for any year in which the U.S. Holder owns Class B shares represented by RDSs but before a mark-to-market election is made, the interest charge rules described above with respect to an interest in a PFIC for which no QEF election has been made will apply to any mark-to-market gain recognized in the year the election is made. An electing U.S. Holder's basis in the Class B shares it is treated as owning will be increased by any amounts included in income currently as described above and decreased by any amounts allowed as deductions as described above. However, no mark-to-market election is expected to be available for an indirect interest in a PFIC for which no QEF election has been made.

Investment in a Controlled Foreign Corporation. We may be classified as a CFC. Nevertheless, even if we were so classified, U.S. Holders holding (directly, indirectly or constructively) RDSs representing less than 10% of the Class B shares will be subject to the PFIC or QEF regime, as applicable, described above, and not to the CFC regime.

In general, a foreign corporation will be classified as a CFC if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is owned (directly, indirectly or by attribution) by U.S. Shareholders. A "U.S. Shareholder," for this purpose, is any U.S. person that possesses (actually or constructively) 10% or more of the combined voting power of all classes of shares of a corporation. The Class B shares are non-voting by their terms. Hence, unless the IRS were to assert successfully that the Class B shares are de facto voting securities, U.S. Holders holding (actually or constructively) RDSs representing 10% or more of the Class B shares should not be treated as U.S. Shareholders of our company. U.S. Holders holding (actually or constructively) RDSs representing 10% or more of the Class B shares should consult their tax advisors in this regard.

Indirect Interests in PFICs and CFCs. We will make a variety of direct and indirect equity investments in non-U.S. corporations. Many, if not all, of these corporations will be classified as CFCs and/or PFICs. To the extent practicable, we intend to hold such equity interests through our subsidiary, the Delaware LLC, which is treated as a domestic partnership for U.S. federal income tax purposes. We will cause the Delaware LLC to make QEF elections with respect to each such non-U.S. corporation that is treated as a PFIC. We will include in our calculation of income for the taxable year the amount attributable to the Delaware LLC's QEF Inclusions and the Delaware LLC's pro rata share of "Subpart F" income (described below) associated with any investment in a CFC, which will affect the amounts included in income by U.S. Holders as QEF Inclusions from us. There can be no assurances that, either as a result of a change in law or a contrary conclusion by U.S. tax authorities, the Delaware LLC will continue to be able to make a QEF election with respect to such subsidiaries or that the QEF elections made by the Delaware LLC or its status as a domestic partnership would be respected by the IRS.

A U.S. Shareholder of a CFC is required to include in gross income each year its pro rata portion of the CFC's "Subpart F" income for the taxable year of the CFC, which ends with or within such taxable year of the shareholder. Very generally, Subpart F income includes passive income, such as interest, dividends and gains from assets that produce passive income (subject to certain exceptions). If any of the subsidiaries held by the Delaware LLC were treated as a CFC, all or nearly all of such CFC's income likely would be Subpart F income. Moreover, if the Delaware LLC is treated as a U.S. Shareholder with respect to any subsidiary, it will be treated, subject to certain exceptions, as receiving a deemed distribution (taxable as ordinary income) at the end of its taxable year in an amount equal to it's pro rata share of the CFC's income for the tax year (including both ordinary earnings and capital gains), whether or not the CFC makes a distribution. The income will be treated as income from sources within the United States to the extent derived from U.S. sources.

If a subsidiary held by the Delaware LLC were treated as a CFC and the Delaware LLC were treated as a U.S. Shareholder (whether or not it made a QEF election with respect to the subsidiary), the Delaware LLC would be subject to the rules described in the preceding paragraph and not under the PFIC rules. Under the CFC rules, the Delaware LLC would recognize taxable income currently and in contrast with the QEF regime, to the extent such income includes net capital gains, such gains will be treated as ordinary income of the Delaware LLC under the CFC rules, notwithstanding the fact that the character of such gains generally would otherwise be preserved under the PFIC rules if a QEF election were made. Also, the PFIC rule permitting the deferral of tax on undistributed earnings would not apply. If the Delaware LLC subsequently ceases to be a U.S. Shareholder, or the subsidiary cease to be treated as a CFC, the Delaware LLC will be treated as owning an interest in a PFIC as of the day following such cessation and could make a QEF election in accordance with the rules discussed above.

In this regard, the Delaware LLC generally will be a U.S. Shareholder in a CFC with respect to any such non-U.S. corporation in which it holds more than 50% and with respect to a number of entities in which it holds 50% or less, depending on the presence of other U.S. Shareholders. Because of this, certain of our indirect subsidiaries that would otherwise be PFICs will be classified as CFCs, and we, with respect to the Delaware LLC's income, will include amounts as Subpart F income, which is ordinary in character, rather than as QEF Inclusions, which can be either ordinary or capital in character.

Moreover, if any entity in which we invest, directly or indirectly, but not through the Delaware LLC, were treated as, or became in the future, a PFIC or a CFC for U.S. federal income tax purposes, U.S. Holders would be treated as holding an indirect investment in a PFIC or a CFC. The rules applicable to such indirect investments in such non-U.S. entities are complex. U.S. Holders would be required to make a separate QEF election for any such PFIC not held through the Delaware LLC if they wanted to treat it as a QEF, and there can be no assurance that such lower tier PFIC would provide U.S. Holders the necessary information to make such election. Thus, prospective investors are urged to consult their tax advisors regarding the consequences of the indirect acquisition, ownership and disposition of interests in PFICs and CFCs.

Distributions on RDSs. The treatment of actual distributions of cash on the RDSs, in very general terms, will vary depending on whether a U.S. Holder has made a timely QEF election as described above. See "— Investment in a Passive Foreign Investment Company." If a timely QEF election has been made, distributions should be allocated *first* to amounts previously taxed pursuant to the QEF election and to this extent will not be taxable to U.S. Holders. Distributions in excess of such previously taxed amounts will be taxable to U.S. Holders as ordinary income upon receipt, to the extent of any remaining amounts of our untaxed current and/or accumulated earnings and profits. As discussed under "— Investment in a Passive Foreign Investment Company," a U.S. Holder that is a corporation will not be eligible for the dividends received deduction with respect to such distribution, nor will U.S. Holders who are individuals be eligible to be taxed at the reduced rates with respect to such distribution. Distributions in excess of previously taxed amounts and any of our remaining current and/or accumulated earnings and profits will be treated *first* as a nontaxable reduction to the U.S. Holder's tax basis for the RDSs to the extent thereof and then as capital gain. In addition, special rules apply for calculating the amount of the foreign tax credit with respect to distributions by a PFIC or, in certain cases, QEF Inclusions.

In the event that a U.S. Holder does not make a timely QEF election, some or all of any distributions with respect to the RDSs may constitute "excess distributions," taxable as previously described. See "— Investment in a Passive Foreign Investment Company."

Disposition of the RDSs. In general, a U.S. Holder of RDSs will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of an RDS equal to the difference between the amount realized and such U.S. Holder's adjusted tax basis of the RDS. If a U.S. Holder makes a QEF election, it will be required to include in its gross income the QEF Inclusions attributable to the RDSs for the period in which such RDSs were held by the U.S. Holder prior to the disposition. A U.S. Holder may realize gain on RDSs not only through a sale or other disposition, but also, in certain circumstances, by pledging the RDSs as security for a loan or by entering into certain constructive disposition transactions. Except as discussed below, such gain or loss will be long-term capital gain or loss if the U.S. Holder held the RDSs for more than one year at the time of the disposition. In certain circumstances, U.S. Holders who are individuals (or whose income is taxable to U.S. individuals) may be entitled to preferential

treatment for net long-term capital gains; however, the ability of U.S. Holders to offset capital losses against ordinary income is limited.

Initially, a U.S. Holder's tax basis for an RDS will equal the amount paid for the RDS. Such basis will be increased by amounts taxable to such U.S. Holder by virtue of a QEF election, and decreased by actual dividends from us that are deemed to consist of such previously taxed amounts or are treated as a nontaxable reduction to the U.S. Holder's tax basis for the RDS (as described above).

If a U.S. Holder does not make a timely QEF election as described above and the PFIC rules are otherwise applicable, any gain realized on the sale, exchange, redemption or other taxable disposition of an RDS (or any gain deemed to accrue prior to the time a non-timely QEF election is made) will be treated as an excess distribution and taxed as ordinary income and subject to an additional tax reflecting a deemed interest charge under the special tax rules described above. See "— Investment in a Passive Foreign Investment Company."

Status of Credit Default Swaps. In calculating our income under the QEF regime (or the CFC regime, if applicable), U.S. Holders should be aware that we and many of our subsidiaries that are CDO issuers likely will treat credit default swaps into which we and they enter as notional principal contracts and that such subsidiaries, with respect to subsidiaries treated as corporations for U.S. federal income tax purposes, and we, with respect to credit default swaps to which we are a party and to credit default swaps entered into by subsidiaries treated as partnerships or disregarded entities for U.S. federal income tax purposes, will be required, for U.S. federal income tax purposes, to use a reasonable method of accruing income and deductions associated with contingent amounts under the credit default swaps to which we or it is a party. Under any such accrual method, the income we receive or our subsidiary receives and the expenses we incur or our subsidiary incurs in a particular year may not match the income and deductions accrued. The IRS could successfully assert a different method for treating the income derived from the credit default swaps, including treatment as insurance income.

The status of notional principal contracts and the appropriate reasonable calculation of accruing income and deduction relating to instruments like credit default swaps under the Code is uncertain, and the Treasury and the IRS are actively studying how to treat credit default swaps and other notional principal contracts. Regulations have been proposed, which, if finalized, could affect the U.S. federal income tax treatment of notional principal contracts that provide for one or more contingent nonperiodic payments. It is not clear if these proposed regulations would apply to instruments such as credit default swaps. If these proposed regulations applied to credit default swaps, very generally, we (or our subsidiary, as applicable) would first estimate the future credit default payments that we (or our subsidiary, as applicable) would reasonably be expected to make under the credit default swap. We (or our subsidiary, as applicable) would then convert these into a series of level payments that it would be deemed to pay to the credit default swap counterparty each year. For purposes of the QEF and CFC regimes, we (or our subsidiary, as applicable) would include in our (or our subsidiary's, as applicable) gross ordinary income any periodic premiums received under a credit default swap and would accrue deductions in respect of the level payments we (or our subsidiary, as applicable) are deemed to make. As a result, we (or our subsidiary, as applicable) would be required to accrue less income than the amount of cash received under the credit default swap, and U.S. Holders (or the Delaware LLC in the case of certain subsidiaries, which would affect the calculation of our income in that year) would be required to include a smaller amount in income under the QEF regime (or CFC regime, if applicable) for that particular taxable year. Each subsequent year, we (or our subsidiary, as applicable) would be required to re-estimate the contingent payment, and would be subject to adjustments in taxable income or loss based on the re-estimate with a final adjustment upon maturity or an earlier credit event. This typically would result in accruing greater amounts of income in those years.

U.S. Holders should consult their tax advisors regarding the issues relating to the accrual of income and deductions for the credit default swaps to which we or our subsidiaries are a party.

Tax Shelter Regulations. In certain circumstances, a U.S. Holder of RDSs who disposes of such RDSs in a transaction resulting in the recognition by such U.S. Holder of losses in excess of certain significant threshold amounts may be obligated to disclose its participation in such transaction in accordance with recently issued regulations governing tax shelters and other potentially tax-motivated transactions (the "Tax Shelter Regulations"). A significant penalty will be imposed on taxpayers who participate in a "reportable transaction" (as defined in the Code) and fail to make the required disclosure in tax returns and statements that are due after October 22, 2004. The

penalty generally is $10,000 for natural persons and $50,000 for other persons (increased to $100,000 and $200,000, respectively, if the reportable transaction is a "listed transaction" (as defined in the Code)). Prospective investors should consult their tax advisors concerning any possible disclosure obligation under the Tax Shelter Regulations with respect to their disposition of RDSs.

Tax Treatment of Tax-Exempt U.S. Holders

In general, a tax-exempt U.S. Holders of RDSs will not be subject to tax on unrelated business taxable income with respect to income from such RDSs, except to the extent that such RDSs are considered debt-financed property (as defined in the Code) of such tax-exempt entity.

Transfer Reporting Requirements

Under Section 6038B of the Code (relating to reporting requirements incident to the transfer of property (including cash) to a foreign corporation by U.S. persons or entities), in general, any U.S. person or entity (including any U.S. tax-exempt entity) who acquires RDSs is required to file an IRS Form 926 or a similar form with the IRS if (1) such person owns (directly or by attribution) immediately after the transfer at least 10% of our equity (by vote or value) or (2) the transfer, when aggregated with all related transfers within the preceding 12-month period under applicable regulations, exceeds $100,000. In the event that a U.S. Holder that is required to file such form fails to do so, the U.S. Holder could be subject to a penalty of up to $100,000 (computed as 10% of the fair market value of such RDSs acquired) unless the failure to comply was due to intentional disregard.

In addition, a U.S. Holder that owns RDSs during any year in which we are classified as a PFIC generally will be required to file an IRS Form 8621 with the U.S. Holder's U.S. federal income tax return. Separate IRS Forms 8621 may also be required with respect to any entities in which we invest, directly or indirectly, but not through the Delaware LLC, if such entities were treated as, or became in the future, PFICs for U.S. federal income tax purposes.

U.S. Holders of RDSs are urged to consult with their tax advisors regarding these reporting requirements.

Tax Treatment of Non-U.S. Holders of RDSs or Class B shares

In general, payments on the RDSs or the Class B shares to a holder that is neither, for U.S. federal income tax purposes, an entity treated as a partnership nor a U.S. Holder (a "non-U.S. Holder") and gain realized on the sale, exchange or retirement of the RDSs or the Class B shares by a non-U.S. Holder, will not be subject to U.S. federal income or withholding tax, unless (i) such income is effectively connected with a trade or business conducted by such non-U.S. Holder in the United States, or (ii) in the case of gain, such non-U.S. Holder is a nonresident alien individual who holds the RDSs or the Class B shares as a capital asset and is present in the United States for more than 182 days in the taxable year of the sale and certain other conditions are satisfied. RDSs or Class B shares held by an individual who at the time of death is not a U.S. person and which are not held in connection with a trade or business conducted in the United States will generally not be subject to U.S. estate tax.

Certain prospective investors in RDSs or Class B shares that are not U.S. persons, such as banks not protected by an applicable income tax treaty with the United States, could possibly be subject to withholding on payments to such non-U.S. Holders, under certain Treasury Regulations regarding "conduit financing arrangements," if such RDSs or Class B shares are considered to have been issued or acquired pursuant to a "tax avoidance plan." Non-U.S. Holders are required, as a condition of their purchase of RDSs or Class B shares, to make certain representations and warranties negating the existence of any such plan, and consequently we expect that the IRS ultimately should not prevail if it were to attempt to establish such a plan and attempt to apply these regulations to us.

Information Reporting and Backup Withholding

Information reporting to the IRS generally will be required with respect to distributions on the RDSs and Class B shares and proceeds of the sale of the RDSs and Class B shares to holders other than corporations and other exempt recipients. A "backup" withholding tax (at a rate of 28%) will apply to those payments if such holder fails to

provide certain identifying information (such as such holder's taxpayer identification number) to us. Such information is typically provided by completing and signing a substitute IRS Form W-9, which will be included with the Purchaser's Letter. Backup withholding is not an additional tax. The amount of backup withholding imposed on a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability, so long as the required information is properly furnished to the IRS in a timely manner.

Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. persons in order to avoid the application of such information reporting requirements and backup withholding tax.

Prospective investors should consult with their tax advisors concerning the potential effect of such certification procedures on their ownership of RDSs or Class B shares.

State and Local Taxes

In addition to the U.S. federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in us. Each investor should consult its tax advisor concerning the state and local tax implications of an investment in us, the impact of the recent changes to the Code on these state and local tax implications, and the extent, if any, to which an investment in us could cause such investor to be subject to taxation in states in which it would not otherwise be subject to tax.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE IMPORTANT TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN US UNDER THE INVESTOR'S OWN CIRCUMSTANCES.

Taxation in the Netherlands

This is a general summary and the tax consequences as described here may not apply to a holder of Class B shares. Any potential investor should consult his own tax adviser for more information about the tax consequences of acquiring, owning and disposing of Class B shares in his particular circumstances. Where this summary refers to the Class B shares, it should be read as also referring to the RDSs.

This taxation summary solely addresses the principal Dutch tax consequences of the acquisition, the ownership and disposition of Class B shares. It does not consider every aspect of taxation that may be relevant to a particular holder of Class B shares under special circumstances or who is subject to special treatment under applicable law. Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. This summary assumes that our place of effective management is not situated in the Netherlands.

This summary is based on the tax law of the Netherlands (unpublished case law not included) as it stands on the date of this offering memorandum. The law upon which this summary is based is subject to change, perhaps with retroactive effect. Any such change may invalidate the contents of this summary, which will not be updated to reflect such change.

Taxes on income and capital gains

<u>*Resident holders of Class B shares*</u>

General. The summary set out in this section "Taxes on income and capital gains — Resident holders of Class B shares" only applies to a holder of Class B shares who is a "Dutch Individual" or a "Dutch Corporate Entity."

For the purposes of this section you are a "Dutch Individual" if you satisfy the following tests:

(i) you are an individual;

(ii) you are resident, or deemed to be resident, in the Netherlands for Dutch income tax purposes, or you have elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

(iii) your Class B shares and any benefits derived or deemed to be derived therefrom have no connection with your past, present or future employment, if any; and

(iv) your Class B shares do not form part of a substantial interest *(aanmerkelijk belang)* or a deemed substantial interest in us within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 *(Wet inkomstenbelasting 2001)*.

Generally, if a person holds an interest in us, such interest forms part of a substantial interest or a deemed substantial interest in us if any one or more of the following circumstances is present.

1. Such person alone or, if he is an individual, together with his partner (partner, as defined in Article 1.2 of the Dutch Income Tax Act 2001), if any, owns, directly or indirectly, a number of shares in us representing five per cent. or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, representing five per cent. or more of our total issued and outstanding capital (or the issued and outstanding capital of any class of our shares), or profit participating certificates *(winstbewijzen)* relating to five per cent. or more of our annual profit or to five per cent. or more of our liquidation proceeds.

2. Such person's shares, profit participating certificates or rights to acquire shares or profit participating certificates in us have been acquired by him or are deemed to have been acquired by him under a non-recognition provision.

3. Such person's partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner has a substantial interest (as described under 1. and 2. above) in us.

A person who is entitled to the benefits from shares or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share or profit participating certificate, as the case may be.

If you are an individual and a holder of Class B shares and if you satisfy test (ii), but do not satisfy test (iii) and/or test (iv), your Dutch income tax position is not discussed in this offering memorandum. If you are an individual and a holder of Class B shares who does not satisfy test (ii), please refer below to the section "— Non-resident holders of Class B shares."

For the purposes of this section you are a "Dutch Corporate Entity" if you satisfy the following tests:

(i) you are a corporate entity *(lichaam)*, including an association that is taxable as a corporate entity, that is subject to Dutch corporation tax in respect of benefits derived from its Class B shares;

(ii) you are resident, or deemed to be resident, in the Netherlands for Dutch corporation tax purposes;

(iii) you are not an entity that, although in principle subject to Dutch corporation tax, is, in whole or in part, specifically exempt from that tax; and

(iv) you are not an investment institution (*beleggingsinstelling*) as defined in the Dutch Corporation Tax Act 1969 *(Wet op de vennootschapsbelasting 1969)*.

If you are not an individual and a holder of Class B shares and if you do not satisfy any one or more of these tests, with the exception of test (ii), your Dutch corporation tax position is not discussed in this offering memorandum. If you are not an individual and a holder of Class B shares that does not satisfy test (ii), please refer to the section "Taxes on income and capital gains — Non-resident holders of Class B shares."

Dutch Individuals deriving profits from an enterprise. If you are a Dutch Individual and if you derive or are deemed to derive any benefits from Class B shares, including any capital gain realised on the disposal thereof, that are attributable to an enterprise from which you derive profits, whether as an entrepreneur *(ondernemer)* or pursuant to a co-entitlement to the net value of an enterprise, other than as a shareholder, such benefits are generally subject to Dutch income tax at progressive rates.

Dutch Individuals deriving benefits from miscellaneous activities. If you are a Dutch Individual and if you derive or are deemed to derive any benefits from Class B shares, including any gain realised on the disposal thereof,

that constitute benefits from miscellaneous activities *(resultaat uit overige werkzaamheden)*, such benefits are generally subject to Dutch income tax at progressive rates.

If you are a Dutch Individual you may, inter alia, derive benefits from Class B shares that are taxable as benefits from miscellaneous activities if your investment activities go beyond the activities of an active portfolio investor, for instance in the case of the use of insider knowledge *(voorkennis)* or comparable forms of special knowledge.

Other Dutch Individuals. If you are a Dutch Individual and your situation has not been discussed before in this section "Taxes on income and capital gains — Resident holders of Class B shares," benefits from your Class B shares are taxed as a benefit from savings and investments *(voordeel uit sparen en beleggen)*. Such benefit is deemed to be 4 per cent. per annum of the average of your "yield basis" *(rendementsgrondslag)* at the beginning and at the end of the year, insofar as that average exceeds the "exempt net asset amount" *(heffingvrij vermogen)*. The benefit is taxed at the rate of 30 per cent. The value of your Class B shares forms part of your yield basis. Actual benefits derived from your Class B shares, including any gain realised on the disposal thereof, are not as such subject to Dutch income tax.

Dutch Corporate Entities. If you are a Dutch Corporate Entity, any benefits derived or deemed to be derived by you from Class B shares, including any gain realised on the disposal thereof, are generally subject to Dutch corporation tax, except to the extent that the benefits are exempt under the participation exemption as laid down in the Dutch Corporation Tax Act 1969.

Non-resident holders of Class B shares

The summary set out in this section "Taxes on income and capital gains — Non-resident holders of Class B shares" only applies to a holder of Class B shares who is a Non-resident holder of Class B shares.

For the purposes of this section, you are a "Non-resident holder of Class B shares" if you satisfy the following tests:

(i) you are neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, if you are an individual, you have not elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

(ii) your Class B shares and any benefits derived or deemed to be derived therefrom have no connection with your past, present or future employment or membership of a management board *("bestuurder")* or a supervisory board *("commissaris")*;

(iii) if you are not an individual, no part of the benefits derived from your Class B shares is exempt from Dutch corporation tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969; and

(iv) you are not an entity that is resident in a Member State of the European Union and that is not subject to a tax on profits levied there.

If you are a holder of Class B shares and you satisfy test (i), but do not satisfy any one or more of tests (ii), (iii), and (iv), your Dutch income tax position or corporation tax position, as the case may be, is not discussed in this offering memorandum.

If you are a Non-resident holder of Class B shares you will not be subject to any Dutch taxes on income or capital gains (other than the dividend withholding tax described below) in respect of any benefits derived or deemed to be derived by you from Class B shares, including any capital gain realised on the disposal thereof, except if:

1. (i) you derive profits from an enterprise as an entrepreneur *(ondernemer)* or pursuant to a co-entitlement to the net value of such enterprise, other than as a shareholder, if you are an individual, or other than as a holder of securities, if you are not an individual and (ii) such enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands and (iii) your Class B shares are attributable to such enterprise; or

2. you are an individual and you derive benefits from Class B shares that are taxable as benefits from miscellaneous activities in the Netherlands.

See "— Resident holders of Class B shares" for a description of the circumstances under which the benefits derived from Class B shares may be taxable as benefits from miscellaneous activities, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

Dividend withholding tax

All payments under the Class B shares may be made free from withholding or deduction of or for any taxes of whatever nature imposed, levied, withheld or assessed by the Netherlands or any political subdivision or taxing authority thereof or therein

Gift and inheritance taxes

If you acquire Class B shares as a gift (in form or in substance) or if you acquire or are deemed to acquire Class B shares on the death of an individual, you will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

(i) the donor is, or the deceased was, resident or deemed to be resident in the Netherlands for purposes of gift or inheritance tax (as the case may be); or

(ii) the Class B shares are or were attributable to an enterprise or part of an enterprise that the donor or deceased carried on through a permanent establishment or a permanent representative in the Netherlands at the time of the gift or of the death of the deceased; or

(iii) the donor made a gift of Class B shares, then became a resident or deemed resident of the Netherlands, and died as a resident or deemed resident of the Netherlands within 180 days of the date of the gift.

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, is payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment, delivery and/or enforcement by way of legal proceedings (including the enforcement of any foreign judgment in the courts of the Netherlands) of the documents relating to the issue of Class B shares or the performance by us of our obligations thereunder, or in respect of or in connection with the transfer of the Class B shares.

Certain German Tax Considerations

Prospective investors in Germany are urged to consult their own tax advisors as to the tax consequences that may arise from an investment in our company.

Under current German tax law, we most likely qualify as a foreign investment fund as defined in the German Investment Act *(Investmentgesetz)*. It is not clear whether this would change in case an amendment to Sec. 2 paragraph 9 German Investment Act *(Investmentgesetz)* as resolved by the German Government on April 25, 2007 will be passed by the German legislator. Pursuant to this proposal a foreign investment fund would either require a redemption right or foreign investment supervision. Although a Class B shareholder does not have a right to redeem his Class B shares, we are subject to supervision by the Guernsey Financial Services Commission, which according to a Ministerial Decree of November 13, 2006, as amended on December 4, 2006 by the Netherlands Minister of Finance *(Minister van Financiën)* was accredited to exercise adequate supervision over investment institutions such as us. If this view were shared by the German tax authorities, we would still qualify as a foreign investment fund, even if this amendment to the law will be passed.

We shall not report or publish any information as required under the German Investment Tax Act *(Investmentsteuergesetz)*, but only comply with the disclosure requirements under the Netherlands Financial Supervision

Act *(Wet op het financieel toezicht)*. See "Business — Regulatory Matters — Netherlands Financial Supervision Act." Therefore, under the wording of the German Investment Tax Act transparent taxation under this Act cannot be achieved and a Class B shareholder tax resident in Germany can neither obtain foreign tax credits, nor rely on benefits under a convention on double taxation nor enjoy any domestic exemptions for dividend income so that there will be a full taxation of distributions, interim profits (6% of the proceeds from a disposal or redemption of Class B shares pro-rata to the holding period in a calendar year) and (each year) the higher of 6% of the stock exchange price of the Class B shares at the end of the calendar year and 70% of the difference between the stock exchange price of the Class B shares at the end and the beginning of the calendar year. Gains upon the disposition or redemption of Class B shares will be fully taxable, with an exception for private investors who hold the Class B shares longer than one year.

As long as we qualify as a foreign investment fund and to the extent our income is subject to the *Investmentsteuergesetz* an income attribution under the German Foreign Relations Tax Act — CFC rules — (*Außensteuergesetz*) should only apply with respect to low taxed (less than 25%) income of our corporate subsidiaries, to the extent our corporate subsidiaries do not qualify as a separate foreign investment fund. In this case the specific rules for fund-of-funds (Sec. 10 *Investmentsteuergesetz*) would apply. Besides the information disclosed under the Netherlands Financial Supervision Act we shall not provide further information as may be required under the *Außensteuergesetz*. Therefore, if the *Außensteuergesetz* applied to us, the German tax authorities could be entitled to estimate the taxable income at a minimum amount of 20% of the fair market value of the Class B shares. A Class B shareholder could be subject to this Act if he held at least 1% of our capital. Class B shareholders with a lower participation could only be subject to an income attribution under this Act in case there exists no substantial and regular trade in our Class B shares on Eurolist by Euronext.

In case the Class B shares are administered by or deposited with a bank acting within Germany and amounts in relation to the Class B shares are credited through this bank or such bank pays out or credits funds in exchange for coupons, German withholding tax of 31.65% (including solidarity surcharge) or in the latter case 36.925% (including solidarity surcharge) would fall due. German withholding tax may also be triggered in case of a sale of the Class B shares to a bank or other person who is obligated to retain withholding tax in Germany.

TRANSFER RESTRICTIONS

We have elected to impose the restrictions described below on the global offering and on the future trading of the Class B shares and the RDSs so that we will not be required to register the offer and sale of the Class B shares and the RDSs in the global offering under the U.S. Securities Act, so that we will not have an obligation to register as an investment company under the Investment Company Act and related rules and to address certain ERISA. Code and other considerations. These transfer restrictions, which will remain in effect until we and, with respect to the RDSs, the depositary determine to remove them, may adversely affect the ability of holders of the Class B shares and the RDSs to trade such securities. Due to the restrictions described below, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or other transfer of the Class B shares or the RDSs. We, the depositary and our agents will not be obligated to recognize any resale or other transfer of Class B shares or the RDSs made other than in compliance with the restrictions described below.

Transfer Restrictions Applicable to the Class B shares

Restrictions Due to Lack of Registration under the U.S. Securities Act

The Class B shares have not been and will not be registered under the U.S. Securities Act or any other applicable law of the United States. The Class B shares are being offered and sold in the global offering outside the United States to non-U.S. persons in reliance on the exemption from registration provided by Regulation S of the U.S. Securities Act ("Regulation S"). Each purchaser of the Class B shares in the global offering, by acquiring the Class B shares or a beneficial interest therein, will be deemed to have represented, agreed and acknowledged (i) that it is outside the United States and not a U.S. person; (ii) that it is acquiring such Class B shares or beneficial interest therein pursuant to Regulation S; (iii) that such Class B shares or beneficial interest therein may only be resold in an offshore transaction complying with Rule 903 or Rule 904 of Regulations S; and (iv) until the expiration of the "40-day distribution compliance period" within the meaning of Regulation S, any offer or sale of such Class B shares or beneficial interest therein shall not be made to a U.S. person within the meaning of Rule 902 under the U.S. Securities Act.

U.S. Investment Company Act Restrictions

We have not been and do not intend to become registered as an investment company under the Investment Company Act and related rules. The Class B shares and any beneficial interest therein may not be reoffered, resold, pledged or otherwise transferred in the United States or to U.S. persons, except to persons who are "qualified purchasers" (as defined in the Investment Company Act and related rules). Each purchaser of the Class B shares in the global offering and each subsequent transferee, by acquiring the Class B shares or a beneficial interest therein, will be deemed to have represented, agreed and acknowledged that (1) it is either (A) outside the United States and not a U.S. person or (B) a qualified purchaser and that (2) it will not offer, resell, pledge or otherwise transfer the Class B shares or a beneficial interest therein in the United States or to a U.S. person other than to a qualified purchaser.

We, the depositary and our agents may require any U.S. person or any person within the United States who is required to be a qualified purchaser but is not a qualified purchaser at the time it acquires the Class B shares or a beneficial interest therein to transfer its Class B shares or such beneficial interest therein immediately to (1) a non-U.S. person in an offshore transaction pursuant to Regulation S under the U.S. Securities Act or (2) to a person (A) that is within the United States or that is a U.S. person and (B) who is a qualified purchaser and makes certain representations. Pending such transfer, we are authorized to suspend the exercise of any special consent rights, any rights to receive notice of, or attend, a meeting of our company and any rights to receive distributions with respect to such Class B shares. If the obligation to transfer is not met, we are irrevocably authorized, without any obligation, to transfer the Class B shares or beneficial interest therein to (1) a non-U.S. person in an offshore transaction pursuant to Regulation S or (2) a person that is in the United States or a U.S. person and who is a qualified purchaser and, if such Class B shares are sold, are obligated to distribute the net proceeds to the entitled party.

ERISA, Code and Other Restrictions

The Class B shares and any beneficial interests therein may not be acquired or held by investors using assets of any Plan (as defined in "Certain ERISA Considerations"). Each purchaser of the Class B shares in the global offering and each subsequent transferee, by acquiring the Class B shares or a beneficial interest therein, will be deemed to have represented, agreed and acknowledged that no portion of the assets used to acquire or hold its interest in the Class B shares constitutes or will constitute the assets of any Plan.

Our Articles of Association and the restricted deposit agreement provide that the Class B shares or the RDSs acquired or held by a Plan or person in contravention of the representation set forth in the immediately preceding paragraph shall be deemed held in trust for the benefit of a charitable beneficiary designated by our board of directors and the prohibited holder will acquire no right in such securities except as deemed trustee for the benefit of such charitable trust. The securities deemed to be held in such trust may be, as initiated by the trustee, subject to a transfer or sale to an eligible investor or redemption by us. If such securities are subject to a sale or redemption as described in the preceding sentence or a sale by a Plan or prohibited holder prior to our discovery of the trust, the Plan or prohibited holder will receive a portion of the net proceeds of such sale or redemption, which will not exceed (1) the price paid by such Plan or prohibited holder for the securities or (2) if such Plan or prohibited holder did not give value for such securities, the market price of such securities on the date of the transfer of such securities to such Plan or prohibited holder. Additionally, following our discovery of the existence of the trust, if the foregoing provisions are unenforceable for any reason, we will either (i) direct the Plan or person that acquired or held the Class B shares or RDSs in contravention of the representation set forth above to transfer such securities to, as designated by such Plan or prohibited holder, a non-U.S. person in an offshore transaction pursuant to Regulation S or, if applicable, to a person that (A) is not a Plan, (B) is within the United States or that is a U.S. person and (C) is a qualified purchaser and makes certain representations as our board of directors will, as applicable, require or (ii) provide for the redemption of such securities. If the obligation to transfer such securities described in the preceding clause (i) is not met within the time period determined by our board of directors, our board of directors may, in its sole discretion, cause the Plan or prohibited holder to transfer or sell such securities acquired or held by such Plan or prohibited holder to a person, designated by our board of directors, whose ownership of such securities will not violate the representations described above. If such securities are subject to a (x) sale as described in clause (i) above or in the preceding sentence or (y) redemption as described in clause (ii) above, the Plan or prohibited holder shall receive the net proceeds of such sale or redemption. Pending any transfer or redemption described above, our board of directors may, as applicable, suspend the exercise of any consent rights, any rights to receive notice of, or attend, a meeting of our company and any rights to receive distributions with respect to such securities. For more information on the foregoing provisions, you should review our Articles of Association, copies of which will be made available as described under "Documents Available for Inspection."

Legends on Class B shares

The Class B shares will bear the following legend:

Carlyle Capital Corporation Limited (the "Company") has not been and will not be registered under the U.S. Investment Company Act of 1940, as amended (the "U.S. Investment Company Act"). This security and any beneficial interest herein may not be reoffered, resold, pledged or otherwise transferred in the United States or to U.S. persons, except to persons who are qualified purchasers (as defined in the U.S. Investment Company Act and related rules, a "Qualified Purchaser"). By acquiring this security or a beneficial interest herein, each acquirer shall be deemed to represent, warrant and agree with the Company that (1) it is either: (A) outside the United States and not a U.S. person or (B) a Qualified Purchaser; (2) it will not offer, resell, pledge or otherwise transfer this security or a beneficial interest herein in the United States or to a U.S. person other than to a Qualified Purchaser, and (3) no portion of the assets used by it to purchase, and no portion of the assets used by it to hold, this security or a beneficial interest herein constitutes or will constitute the assets of an "employee benefit plan" (within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Internal Revenue Code") or an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement

(each, a "Plan"). The Company and its agents shall not be obligated to recognize any resale or other transfer of this security or any beneficial interest herein made other than in compliance with these restrictions.

The Company and its agents may require any person within the United States or any U.S. person who is required under these restrictions to be a Qualified Purchaser but who is not a Qualified Purchaser at the time it acquires this security or a beneficial interest herein to transfer this security or such beneficial interest either (A) to a person or entity that is in the United States or a U.S. person and who is a Qualified Purchaser or (B) to a non-U.S. person in an offshore transaction.

Any security acquired or held by a Plan or person in contravention of the restrictions set forth above shall be deemed held in trust for the benefit of a charitable beneficiary designated by the Company and the prohibited holder will acquire no right in this security except as deemed trustee for the benefit of such charitable trust. The securities deemed to be held in such trust may be, as initiated by the trustee, subject to a transfer or sale to an eligible investor or redemption by the Company. If such securities are subject to a sale or redemption as described in the preceding sentence or a sale by a Plan or prohibited holder prior to the discovery of the trust, the Plan or prohibited holder shall receive a portion of the net proceeds of such sale or redemption, which shall not exceed (1) the price paid by such Plan or prohibited holder for the securities or (2) if such Plan or prohibited holder did not give value for such securities, the market price of such securities on the date of the transfer of such securities to such Plan or prohibited holder. Additionally, following the Company's discovery of the existence of the trust, if the foregoing provisions are unenforceable for any reason, the Company shall either (i) direct the Plan or person that acquired or held the securities in contravention of the restriction set forth above to transfer such securities to, as designated by such Plan or prohibited holder, a non-U.S. person in an offshore transaction pursuant to Regulation S or, if applicable, to a person that (A) is not a Plan, (B) is within the United States or that is a U.S. person and (C) is a Qualified Purchaser and makes certain representations as the Company shall, as applicable, require or (ii) provide for the redemption of such securities. If the obligation to transfer such securities described in the preceding clause (i) is not met within the time period determined by the Company, the Company may, in its sole discretion, cause the Plan or prohibited holder to transfer or sell such securities acquired or held by such Plan or prohibited holder to a person, designated by the Company, whose ownership of such securities will not violate the restrictions described above. If such securities are subject to a (x) sale as described in clause (i) above or in the preceding sentence or (y) redemption as described in clause (ii) above, the Plan or prohibited holder shall receive the net proceeds of such sale or redemption. Pending any transfer or redemption described above, the Company may, as applicable, suspend the exercise of any consent rights, any rights to receive notice of, or attend, a meeting of the Company and any rights to receive distributions with respect to such securities.

The terms "U.S. person" and "offshore transaction" shall have the meanings set forth in Regulation S under the U.S. Securities Act of 1933, as amended.

Transfer Restrictions Applicable to the RDSs

Restrictions Due to Lack of Registration under the U.S. Securities Act

Neither the RDSs nor the Class B shares represented thereby have been or will be registered under the U.S. Securities Act or any other applicable law of the United States. The RDSs may not be offered or sold within the United States or to U.S. persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act. Each person who is within the United States or a U.S. person and who purchases RDSs in the global offering from the managers must be a qualified institutional buyer (as defined in Rule 144A under the U.S. Securities Act) and must execute and deliver a Purchaser's Letter in the form set forth in Appendix A to this offering memorandum. Each person who is within the United States or a U.S. person and who purchases RDSs directly from us must be an accredited investor (as defined in Rule 501(a) under the U.S. Securities Act) and must execute and deliver a Purchaser's Letter in the form set forth in Appendix A to this offering memorandum. The Purchaser's Letter includes certain written representations, agreements and acknowledgements relating to the transfer restrictions described herein.

The RDSs and any beneficial interests therein may not be reoffered, resold, pledged or otherwise transferred to a transferee that is in the United States or that is a U.S. person, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act. Each subsequent transferee of

RDSs who is within the United States or a U.S. person, or a broker-dealer acting on its behalf, will be required to execute and deliver a U.S. Transferee's Letter in the form set forth in Appendix B to this offering memorandum. Class B shares that are represented by RDSs and any beneficial interests therein may be transferred only to a non-U.S. person in an offshore transaction pursuant to Regulation S and only upon the surrender by the transferor of the RDRs evidencing such RDSs and the execution and delivery by the transferor of a Surrender Letter in the form set forth in Appendix C to this offering memorandum. The U.S. Transferee's Letter and the Surrender Letter include certain written representations, agreements and acknowledgements relating to the transfer restrictions described herein. In addition, except in the case of (1) a transfer of RDSs in accordance with Rule 144A to a qualified institutional buyer who executes and delivers a U.S. Transferee's Letter or (2) a transfer of Class B shares represented by RDSs to a non-U.S. person in an offshore transaction in accordance with Regulation S where the transferor executes and delivers a Surrender Letter, we and the depositary may, in connection with a transfer of RDSs or Class B shares represented thereby, require the delivery of an opinion of counsel to ensure compliance with the U.S. Securities Act and additional certifications or information relating to the transfer.

U.S. Investment Company Act Restrictions

We have not been and do not intend to become registered as an investment company under the Investment Company Act and related rules. The RDSs, the Class B shares represented thereby and any beneficial interest therein may not be offered or sold in the global offering or reoffered, resold, pledged or otherwise transferred in the United States or to U.S. persons, except to persons who are qualified purchasers (as defined in the Investment Company Act and related rules). Each person who is within the United States or a U.S. person and who purchases RDSs in the global offering from the managers or from us will, by executing and delivering a Purchaser's Letter, represent, agree and acknowledge in writing that it is a qualified purchaser. Each subsequent transferee who is within the United States or a U.S. person will, by executing and delivering a U.S. Transferee's Letter, agree and acknowledge in writing that it is a qualified purchaser.

We, the depositary and our agents may require any U.S. person or any person within the United States who is required to be a qualified purchaser but is not a qualified purchaser at the time it acquires the RDSs, the Class B shares or a beneficial interest therein to transfer such securities or such beneficial interest therein immediately to (1) a non-U.S. person in an offshore transaction pursuant to Regulation S under the U.S. Securities Act or (2) to a person (A) that is within the United States or that is a U.S. person and (B) who is a qualified purchaser and makes certain representations. Pending such transfer, we are authorized to suspend the exercise of any special consent rights, any rights to receive notice of, or attend, a meeting of our company and any rights to receive distributions with respect to such securities. If the obligation to transfer such securities is not met, we are irrevocably authorized, without any obligation, to transfer such securities to (1) a non-U.S. person in an offshore transaction pursuant to Regulation S or (2) a person that is in the United States or a U.S. person and who is a qualified purchaser and, if such securities are sold, are obligated to distribute the net proceeds to the entitled party.

ERISA, Code and Other Restrictions

The RDSs, the Class B shares represented thereby and any beneficial interest therein may not be acquired or held by investors using assets of any Plan (as defined in "Certain ERISA Considerations"). Each purchaser of RDSs and each subsequent transferee will, by executing and delivering a Purchaser's Letter or a U.S. Transferee's Letter, represent, agree and acknowledge in writing that no portion of the assets used to acquire or hold its interest in the Class B shares or the RDSs, as the case may be, constitutes or will constitute the assets of any Plan.

Our Articles of Association and the restricted deposit agreement provide that the Class B shares acquired or held (either directly or in the form of RDSs) by a Plan or person in contravention of the representation set forth in the immediately preceding paragraph shall be deemed held in trust for the benefit of a charitable beneficiary designated by our board of directors and the prohibited holder will acquire no right in such securities except as deemed trustee for the benefit of such charitable trust. The restricted deposit agreement provides that if we become aware that any deposited securities are deemed to be held in trust due to the acquisition or holding of RDSs by a Plan or person in violation of the representations set forth above, we will notify the depositary and prohibited holder of RDSs of that fact and the number of deposited securities affected. The securities deemed to be held in such trust may be, as initiated by the trustee, subject to a transfer or sale to an eligible investor or redemption by us. If such securities are

subject to a sale or redemption as described in the preceding sentence or a sale by a Plan or prohibited holder prior to the discovery of the trust, the Plan or prohibited holder will receive a portion of the net proceeds of such sale or redemption, which will not exceed (1) the price paid by such Plan or prohibited holder for the securities or (2) if such Plan or prohibited holder did not give value for such securities, the market price of such securities on the date of the transfer of such securities to such Plan or prohibited holder. Additionally, following our discovery of the existence of the trust, if the foregoing provisions are unenforceable for any reason, we will either (i) direct the Plan or person that acquired or held the Class B shares (either directly or in the form of RDSs) in contravention of the representation set forth above to transfer the ownership of such securities to, as designated by such Plan or prohibited holder, a non-U.S. person in an offshore transaction pursuant to Regulation S or, if applicable, to a person that (A) is not a Plan, (B) is within the United States or that is a U.S. person and (C) is a qualified purchaser and makes certain representations as our board of directors will, as applicable, require or (ii) provide for the redemption of such securities. If the obligation to transfer such securities described in the preceding clause (i) is not met within the time period determined by our board of directors, our board of directors may, in its sole discretion, sell and transfer such securities acquired or held by such Plan or prohibited holder to a person, designated by our board of directors, whose ownership of such securities will not violate the representations described above. If such securities are subject to a (x) sale as described in clause (i) above or in the preceding sentence or (y) redemption as described in clause (ii) above, the Plan or prohibited holder will receive the net proceeds of such sale or redemption. Pending any transfer or redemption described above, our board of directors may, as applicable, suspend the exercise of any consent rights, any rights to receive notice of, or attend, a meeting of our company and any rights to receive distributions with respect to such securities. To the extent we suspend any rights to receive distributions with respect to such securities that are deposited, we will notify the depositary and the prohibited holder of RDSs of such suspension and the depositary will not make any distributions on RDSs held by the prohibited holder until we notify it otherwise. If we or the trustee of the abovementioned trust effects a sale or redemption of the deposited securities underlying the RDSs that have been acquired in violation of the ERISA restrictions described hereunder, we will notify the depositary and prohibited holder of such securities of the redemption or sale and the number of deposited securities affected by such action. At the time of that redemption or sale, a corresponding number of RDSs held by the prohibited holder will automatically convert into a right only to receive, upon surrender of those RDSs, the cash amount received by the depositary in respect of those deposited securities, net of the fees and expenses of the depositary and any applicable taxes or governmental charges. For more information on the foregoing provisions, you should review our Articles of Association, copies of which will be made available as described under "Documents Available for Inspection."

Legends on RDRs Evidencing RDSs

The RDRs evidencing the RDSs offered hereby will bear the following legend:

The restricted depositary shares (the "RDSs") evidenced hereby and the Class B shares (the "Class B shares") of Carlyle Capital Corporation Limited (the "Company") represented thereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws in the United States, and the Company has not been and will not be registered as an investment company under the U.S. Investment Company Act of 1940, as amended (the "U.S. Investment Company Act"). These securities and any beneficial interest therein may not be reoffered, resold, pledged or otherwise transferred, except:

(1) in an offshore transaction in accordance with Regulation S under the U.S. Securities Act ("Regulation S") to a person outside the United States and not known by the transferor to be a U.S. person, by pre-arrangement or otherwise, upon surrender of the RDSs and delivery of a written certification that such transferor is in compliance with the requirements of this clause (1). The terms "U.S. person" and "offshore transaction" shall have the meanings set forth in Regulation S;

(2) in a transaction, that is exempt from the registration requirements of the U.S. Securities Act to a transferee who is within the United States or a U.S. person and who delivers a written certification that:

(A) such transferee is either (i) all of the following: (a) a qualified institutional buyer (as defined in Rule 144A under the U.S. Securities Act), (b) not a broker-dealer that owns and invests on a discretionary basis less than $25 million in securities of unaffiliated issuers and (c) not a participant directed employee

plan, such as a plan described in subsections (a) (1) (i) (d), (e) or (f) of Rule 144A under the U.S. Securities Act; or (ii) acquiring such securities pursuant to another available exemption from the registration requirements of the U.S. Securities Act; subject to the right of the Company and the designated depositary (the "Depositary") to require delivery of an opinion of counsel and to require delivery of other information satisfactory to each of them as to the availability of such exemption;

(B) such transferee is a qualified purchaser (as defined in the U.S. Investment Company Act and related rules, a "Qualified Purchaser");

(C) no portion of the assets used by such transferee to purchase, and no portion of the assets used by such transferee to hold, the RDSs, the Class B shares represented thereby or any beneficial interest therein constitutes or will constitute the assets of (A) an "employee benefit plan" (within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that is subject to Title I of ERISA, (B) a plan, individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Internal Revenue Code") or (C) an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each of (A), (B) and (C), a "Plan"); and

(D) such transferee is acquiring the RDSs, the Class B shares represented thereby and any beneficial interest therein for its own account as principal or for the account of another person who is able to and shall be deemed to make the representations, warranties and agreements in this clause (2); or

(3) to the Company or a subsidiary thereof.

Each of the foregoing restrictions is subject to any requirement of law that the disposition of the property of the holder of these securities or the property of any investor account or accounts on behalf of which such holder holds these securities be at all times within the control of such holder or of such accounts and subject to compliance with any applicable state securities laws.

The Company, the Depositary and their respective agents shall not be obligated to recognize any resale or other transfer of these securities or any beneficial interest therein made other than in compliance with these restrictions. The Company and the Depositary may require any U.S. person or any person within the United States who is required by these restrictions to be a Qualified Purchaser, but is not, to transfer these securities or such beneficial interest either (A) to a person or entity that is in the United States or a U.S. person and who is a Qualified Purchaser or (B) to a non-U.S. person in an offshore transaction pursuant to Regulation S under the U.S. Securities Act, and in compliance with the restrictions set forth in this legend. Pending such transfer, the Company is authorized to suspend the exercise of the meeting and consent rights relating to the relevant RDSs and the Class B shares represented thereby and the right to receive distributions in respect of the relevant RDSs and the Class B shares represented thereby. If the obligation to transfer is not met, the Company is irrevocably authorized, without any obligation, to transfer the RDSs or the Class B shares represented thereby, as applicable, in a manner consistent with these restrictions and, if such RDSs or Class B shares are sold, the Company shall be obliged to distribute the net proceeds to the entitled party.

Any security acquired or held by a Plan or person in contravention of the restrictions set forth above shall be deemed held in trust for the benefit of a charitable beneficiary designated by the Company and the prohibited holder will acquire no right in this security except as deemed trustee for the benefit of such charitable trust. The securities deemed to be held in such trust may be, as initiated by the trustee, subject to a transfer or sale to an eligible investor or redemption by the Company. If such securities are subject to a sale or redemption as described in the preceding sentence or a sale by a Plan or prohibited holder prior to the discovery of the trust, the Plan or prohibited holder shall receive a portion of the net proceeds of such sale or redemption, which shall not exceed (1) the price paid by such Plan or prohibited holder for the securities or (2) if such Plan or prohibited holder did not give value for such securities, the market price of such securities on the date of the transfer of such securities to such Plan or prohibited holder. Additionally, following the Company's discovery of the existence of the trust, if the foregoing provisions are unenforceable for any reason, the Company shall either (i) direct the Plan or person that acquired or held the securities in contravention of the restriction set forth above to transfer such securities to, as designated by such Plan or prohibited holder, a non-U.S. person in an offshore transaction pursuant to Regulation S or, if applicable, to a

person that (A) is not a Plan, (B) is within the United States or that is a U.S. person and (C) is a Qualified Purchaser and makes certain representations as the Company shall, as applicable, require or (ii) provide for the redemption of such securities. If the obligation to transfer such securities described in the preceding clause (i) is not met within the time period determined by the Company, the Company may, in its sole discretion, cause the Plan or prohibited holder to transfer or sell such securities acquired or held by such Plan or prohibited holder to a person, designated by the Company, whose ownership of such securities will not violate the restrictions described above. Pending any transfer or redemption described above, the Company may, as applicable, suspend the exercise of any consent rights, any rights to receive notice of, or attend, a meeting of the Company and any rights to receive distributions with respect to such securities.

CERTAIN ERISA CONSIDERATIONS

General

The following is a summary of certain considerations associated with the purchase of the Class B shares and the RDSs by an "employee benefit plan" (within the meaning of Section 3(3) of ERISA) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the Code, and entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "Plan"). This summary is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering purchasing the Class B shares or the RDSs on behalf of, or with the assets of, any employee benefit plan, consult with their counsel to determine whether such employee benefit plan is subject to Title I of ERISA, Section 4975 of the Code or any Similar Laws.

Section 3(42) of ERISA provides that "plan assets" has the meaning assigned to it by such regulations as the U.S. Department of Labor (the "Department") may prescribe, except that under such regulations, the assets of any entity shall not be treated as plan assets if, immediately after the most recent acquisition of an equity interest in the entity, less than 25% of the total value of each class of equity is held by "benefit plan investors." The Department has prescribed regulations (the "Plan Asset Regulations") that generally provide that when a Plan acquires an equity interest in an entity that is neither a "publicly-offered security" (as defined in the Plan Asset Regulations) nor a security issued by an investment company registered under the Investment Company Act, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established either that equity participation in the entity by "benefit plan investors" is not significant or that the entity is an "operating company." Under ERISA, equity participation in an entity by benefit plan investors will not be significant if they hold, in the aggregate, less than 25% of the value of any class of equity interests of such entity, excluding equity interests held by any person (other than a benefit plan investor) who has discretionary authority or control with respect to the assets of the entity or who provides investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates of such person. Section 3(42) of ERISA provides, in effect, that for purposes of the Plan Asset Regulations, the term "benefit plan investor" means an employee benefit plan that is subject to Title I of ERISA, any plan to which Section 4975 of the Code applies, as well as any entity whose underlying assets include "plan assets" by reason of a plan's investment in such entity (for example, an entity 25% or more of the value of any class of equity interests of which is held by benefit plan investors and which does not satisfy another exception under the Plan Asset Regulations).

It is anticipated that (i) the Class B shares, including Class B shares represented by RDSs, will not constitute "publicly offered securities" for purposes of the Plan Asset Regulations, (ii) we will not be an investment company registered under the Investment Company Act and (iii) we will not qualify as an operating company within the meaning of the Plan Asset Regulations. Accordingly, as described in this offering memorandum, the Class B shares and the RDSs include restrictions that prohibit the ownership of such securities by a Plan. We will not, however, monitor whether investment in the Class B shares or the RDSs by benefit plan investors will be "significant" for purposes of the Plan Asset Regulations.

Plan Asset Consequences

If our assets were deemed to be "plan assets" of a Plan whose assets were invested in our company, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us, and (ii) the possibility that certain transactions that we and our subsidiaries might enter into, or may have entered into, in the ordinary course of business might constitute or result in non-exempt prohibited transactions under Section 406 of ERISA and/or Section 4975 of the Code and might have to be rescinded. A non-exempt prohibited transaction, in addition to imposing potential liability upon fiduciaries of the Plan, may also result in the imposition of an excise tax under the Code upon a "party in interest" (as defined in ERISA), or "disqualified person" (as defined in the Code), with whom the Plan engages in the transaction.

Governmental plans, certain church plans and non-U.S. plans, while not subject to Title I of ERISA or Section 4975 of the Code, may nevertheless be subject to Similar Laws. Fiduciaries of such plans should consult with their counsel before purchasing or holding any Class B shares or RDSs.

Because of the foregoing, neither the Class B shares nor RDSs may be purchased or held by any person investing "plan assets" of any Plan.

Representation and Warranty

In light of the foregoing, by accepting an interest in any Class B shares or RDSs, each shareholder and each holder of RDSs will be deemed to have represented and warranted, or will be required to represent and warrant in writing, that no portion of the assets used to purchase or hold its interest in, as applicable, the Class B shares or the RDSs constitutes or will constitute the assets of any Plan. The Class B shares acquired or held (either directly or in the form of RDSs, as applicable) by a Plan or person in contravention of the preceding representation will be deemed held in trust for the benefit of a charitable beneficiary designated by our board of directors and the prohibited holder will acquire no right in such securities except as deemed trustee for the benefit of such charitable trust. The securities deemed to be held in such trust may be, as initiated by the trustee, subject to a transfer or sale to an eligible investor or redemption by us. If such securities are subject to a sale or redemption as described in the preceding sentence or a sale by a Plan or prohibited holder prior to the discovery of the trust, the Plan or prohibited holder will receive a portion of the net proceeds of such sale or redemption, which will not exceed (1) the price paid by such Plan or prohibited holder for the securities or (2) if such Plan or prohibited holder did not give value for such securities, the market price of such securities on the date of the transfer of such securities to such Plan or prohibited holder. Additionally, following our discovery of the existence of the trust, if the foregoing provisions are unenforceable for any reason, we will either (i) direct the Plan or person that acquired or held the Class B shares (either directly or in the form of RDSs, as applicable) in contravention of the representation set forth above to transfer such securities to, as designated by such Plan or prohibited holder, a non-U.S. person in an offshore transaction pursuant to Regulation S or, if applicable, to a person that (A) is not a Plan, (B) is within the United States or that is a U.S. person and (C) is a qualified purchaser and makes certain representations as our board of directors will, as applicable, require or (ii) provide for the redemption of such securities. If the obligation to transfer such securities described in the preceding clause (i) is not met within the time period determined by our board of directors, our board of directors may, in its sole discretion, sell and transfer such securities acquired or held by such Plan or prohibited holder to a person, designated by our board of directors, whose ownership of such securities will not violate the representations described above. If such securities are subject to a (x) sale as described in clause (i) above or in the preceding sentence or (y) redemption as described in clause (ii) above, the Plan or prohibited holder will receive the net proceeds of such sale or redemption. Pending any transfer or redemption described above, our board of directors may, as applicable, suspend the exercise of any consent rights, any rights to receive notice of, or attend, a meeting of our company and any rights to receive distributions with respect to such securities. For more information on the foregoing provisions, you should review our Articles of Association, copies of which will be made available as described under "Documents Available for Inspection."

THE GLOBAL OFFERING

Introduction

The global offering consists of an offering of 18,874,420 Class B shares by us and 173,200 Class B shares by the selling shareholders, including in each case Class B shares in the form of RDSs. The issuance and offering of the Class B shares, including Class B shares in the form of RDSs, was authorized by resolutions of our board of directors passed on March 5, 2007 and April 26, 2007. We have applied to list our Class B shares on Eurolist by Euronext. It is expected that such listing will become effective and that dealings in our Class B shares will commence on June 28, 2007 on an "as-if-and-when-issued" basis. The RDSs will not be listed on any exchange. In so far as is known to us, no person has, directly or indirectly, an interest in our capital or voting rights except as disclosed herein.

The global offering consists of a private placement with qualified and certain other investors in the Netherlands and in other countries. In the United States, RDSs representing Class B shares will be offered in a private placement to certain "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act) who are qualified purchasers (as defined in the Investment Company Act and related rules) which are generally institutional investors that own or invest on a discretionary basis at least $100 million of securities. Additionally, as part of the global offering, we will directly offer RDSs representing Class B shares in a private placement, with the managers acting as placement agents, to certain "accredited investors" (as defined in Rule 501(a) under the U.S. Securities Act) who are qualified purchasers (as defined in the Investment Company Act and related rules) which generally include most institutions, certain of our management officials and individuals meeting specified net worth income tests. See "Transfer Restrictions" and "Plan of Distribution — Selling Restrictions" for a description of the restrictions on which investors will be permitted to purchase Class B shares or RDSs in the global offering.

The expected date of issuance of the Class B shares and RDSs will be on or about July 5, 2007, which is expected to be five business days after the commencement of trading of the Class B shares being offered in the global offering.

Option to Purchase Additional Class B shares

The managers may over-allot Class B shares, including Class B shares represented by RDSs. Pursuant to the purchase/placement agreement to be entered into among us, the selling shareholders and the managers of the global offering, the managers of the global offering will be granted an option to purchase up to an aggregate of 2,857,143 additional Class B shares, including Class B shares represented by RDSs, from us representing 15% of the number of Class B shares, including Class B shares represented by RDSs, initially purchased in the global offering, at the initial offering price less the managers' commission until 30 days from the commencement of trading of our Class B shares on Eurolist by Euronext. The option may be exercised only in connection with an over-allotment of the Class B shares. For more information on this right of the managers, see "Plan of Distribution."

In connection with this option, we will issue to one of our subsidiaries Class B shares representing up to 15% of the total number of Class B shares initially sold in the global offering in exchange for a promissory note payable in the amount equal to aggregate initial offering price of such Class B shares, less the managers' commissions. These Class B shares will be lent by the subsidiary to the stabilization agent in order to cover any short positions and will be returned prior to the expiration of the 30-day over-allotment period, whereupon such Class B shares will be returned to us and cancelled in exchange for the cancellation of the promissory note.

Expected Timetable for the Global Offering

The timetable below lists certain expected key dates for the global offering.

Event	Date
Commencement of the global offering	May 9, 2007
Expected allotment of the RDSs and Class B shares in Canada and to certain other investors	June 27, 2007
Expected allotment of the balance of the Class B shares	June 28, 2007
Eurolist by Euronext listing date	June 28, 2007
Settlement date or closing date	July 5, 2007

The timetable for the global offering is subject to acceleration or extension. Any acceleration or extension of the timetable for the global offering will be announced in a press release (together with any related revision of the expected dates of pricing, allocation and closing) at least two hours before the proposed expiration of the accelerated timetable for the global offering or, in the event of an extended timetable for the, global offering, at least two hours before the expiration of the original timetable for the global offering. Any extension of the timetable for the global offering will be for a minimum of one full business day. The subscription period will be for a minimum of six business days.

Change in Maximum Number of Class B shares and RDSs

The maximum number of Class B shares, including any Class B shares represented by RDSs, being offered in the global offering may be increased or decreased at any time prior to the settlement date, but the aggregate gross proceeds to us of the global offering will not exceed $525 million excluding the over-allotment option. The actual number of Class B shares, including any Class B shares represented by RDSs, offered in the global offering will be determined after taking into account market conditions, and criteria and conditions such as those listed below:

- demand for the Class B shares and RDSs in the global offering; and
- the economic and market conditions, including those in the debt and equity markets.

The actual number of Class B shares, including any Class B shares represented by RDSs, offered in the global offering and the results of the global offering will be announced in a press release and a pricing statement on or about June 28, 2007 that we make available in printed form at our registered office, at the office of the joint bookrunners and at the office of the paying agent in the Netherlands. This pricing statement will be filed with the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*) and its availability will be made public by means of an advertisement in a Dutch daily newspaper of wide circulation and the Euronext Amsterdam Daily Official List (*Officiële Prijscourant*). Any change in the maximum number of Class B shares, including Class B shares represented by RDSs, will be announced in a press release in the Netherlands.

Allotment

Indications of interest in acquiring Class B shares will be solicited by the managers. The offer commenced on May 9, 2007 and the latest time and date for receipt of indications of interest is expected to be on or about 11:59 p.m. (Central European Summer Time) on June 27, 2007. Multiple expressions of interest may be submitted.

Allotment of the Class B shares, including any Class B shares represented by RDSs, by each of the managers to their investment accounts is expected to take place before the commencement of trading on Eurolist by Euronext on or about June 28, 2007, subject to acceleration or extension of the timetable for the global offering. Allocations among managers will be specified in the purchase/placement agreement. In accordance with Guernsey statutory requirements, the minimum level of subscriptions upon which we may proceed to allotment is two shares. Allotment of Class B shares, including any Class B shares represented by RDSs, will be determined by us in consultation with the managers after receipt of indications of interest from prospective investors.

We expect to announce the numbers of RDSs allocated to U.S. investors and the number of Class B shares allocated to Canadian investors and certain other investors in the global offering on or about June 27, 2007 and the

numbers of the balance of the Class B shares allocated to non-U.S. investors on or about June 28, 2007. We will publish a pricing statement on or about the allotment date, which will state the initial offering price as stated in this offering memorandum, the final aggregate number of Class B shares to be issued by us or sold by the selling shareholders, and the results of the global offering. The Class B shares and RDSs are offered subject to a number of conditions, including the managers' right in their discretion to reject orders in whole or in part.

Joint Bookrunners

Citigroup Global Markets Limited, Bear, Stearns International Limited, Goldman Sachs International, J.P. Morgan Securities Ltd., Lehman Brothers International (Europe) and Deutsche Bank AG, London Branch are acting as joint bookrunners in connection with the global offering.

Listing Agent, Paying Agent, Transfer Agent and Registrar

ING Bank N.V. is acting as the listing agent with respect to the listing and trading of the Class B shares on Eurolist by Euronext. The address of ING Bank N.V. is Van Heenvlietlaan 220, 1083 CN Amsterdam, the Netherlands. ING Bank N.V. is also acting as the paying agent and transfer agent for the Class B shares in the Netherlands. Mourant Guernsey Limited is the registrar for the Class B shares and has its registered office at PO Box 543, First Floor, Dorey Court, Admiral Park, St Peter Port, Guernsey GY1 6HJ, Channel Islands.

Security Codes

The following are the security codes for the Class B shares:

ISIN: GG00B1VYV826

Common code: 029991669

Euronext Amsterdam Security Code (*fondscode*): 86522

Payment, Delivery, Clearing and Settlement

The Class B shares will be entered into the collection depot (*verzameldepot*) and giro depot (*girodepot*) on the basis of the Netherlands Securities Giro Transfer Act (*Wet giraal effectenverkeer*). Application has been made for the Class B shares to be accepted for delivery through the book-entry facilities of Euroclear Nederland. Delivery of the Class B shares is expected to take place on or about July 5, 2007, which we refer to as the "settlement date," in accordance with Euroclear Nederland's normal settlement procedures applicable to equity securities and against payment for the Class B shares in immediately available funds.

We expect that delivery of the Class B shares and RDSs will be made against payment therefor on or about the settlement date specified on the cover page of this offering memorandum, which will be the fifth business day following the expected initial date of trading of the Class B shares (such settlement cycle being referred to as "T+5"). Under applicable rules and regulations, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Class B shares on the initial trading date of the Class B shares and the next succeeding business day will be required, by virtue of the fact that the Class B shares and RDSs initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Class B shares or RDSs who wish to trade such Class B shares on the initial date of trading of the Class B shares or the next succeeding business day should consult their own advisor.

The address of Euroclear Nederland is Damrak 70, 1012 LM Amsterdam, the Netherlands.

There are certain restrictions on the transfer of the Class B shares as described under "Transfer Restrictions."

Holdings through Euroclear Nederland

Euroclear Nederland is the common settlement system used in respect of securities listed on Eurolist by Euronext. Euroclear Nederland facilitates the settlement of securities transactions through electronic book-entry

transfer between its accountholders without the need to use certificates or written instruments of transfer. Indirect access to Euroclear Nederland is available to other institutions which clear through or maintain a custodial relationship with an accountholder of Euroclear Nederland. Euroclear Nederland is subject to supervision by the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*) and the Netherlands Central Bank (*De Nederlandsche Bank N.V.*).

Our Articles of Association permit the holding of Class B shares under any transfer, settlement and clearing system approved by our board of directors (which includes Euroclear Nederland).

Where our Class B shares are held through the book-entry system operated by Euroclear Nederland, Euroclear Nederland will under Guernsey law be the registered holder of those Class B shares. Accordingly, investors will under Guernsey law not have direct rights against us under our Articles of Association.

Listing and Trading of the Class B shares

We have applied for the admission of all of the Class B shares to listing and trading on Eurolist by Euronext under the symbol "CCC." We expect that listing and trading of the Class B shares on Eurolist by Euronext will commence on or about June 28, 2007 on an "as-if-and-when-issued" basis. The settlement date, on which the closing of the global offering and delivery of the Class B shares is scheduled to take place, is expected to be on or about July 5, 2007.

Investors that wish to enter into transactions in the Class B shares prior to the settlement date, whether such transactions are effected on Eurolist by Euronext or otherwise, should be aware that the closing of the global offering may not take place on the settlement date or at all if certain conditions or events referred to in the purchase/placement agreement are not satisfied or waived or occur on or prior to such date. See "Plan of Distribution." Such conditions include the receipt of officers' certificates and legal opinions and such events include the absence of a suspension of trading on Eurolist by Euronext or a material adverse change in our financial condition or business affairs or in the financial markets. If the closing of the global offering does not take place on the settlement date, all transactions in the Class B shares on Eurolist by Euronext conducted between the commencement of trading and the settlement date are subject to cancellation by Euronext Amsterdam N.V. All dealings in the Class B shares on Eurolist by Euronext prior to settlement and delivery are at the sole risk of the parties concerned.

Euronext Amsterdam N.V. does not accept any responsibility or liability for any loss or damage incurred by any person as a result of the cancellation of any transactions on Eurolist by Euronext as from the commencement of trading until the settlement date.

PLAN OF DISTRIBUTION

We plan to enter into a purchase/placement agreement on or about June 27, 2007 with the managers named below. Subject to the terms and conditions of the purchase/placement agreement, we will agree to sell to the several managers, and each manager, severally and not jointly, will agree to purchase, the aggregate number of the Class B shares, including Class B shares represented by RDSs, set forth on the cover of this offering memorandum (less any Class B shares sold directly by us or the selling shareholders in the private placement described under "Private Placements") at the initial offering price.

Name
Citigroup Global Markets Limited
Bear, Stearns International Limited
Goldman Sachs International
J.P. Morgan Securities Ltd.
Lehman Brothers International (Europe)
Deutsche Bank AG, London Branch

Allocations among managers will be published in a pricing statement in the Netherlands on or about June 28, 2007.

The managers may choose to take some or all of their Class B shares in the form of RDSs.

Citigroup Global Markets Limited, Bear, Stearns International Limited, Goldman Sachs International, J.P. Morgan Securities Ltd., Lehman Brothers International (Europe) and Deutsche Bank AG, London Branch are acting as joint bookrunners in connection with the global offering.

If the managers over-allot more Class B shares than the total number set forth on the cover of this offering memorandum, the managers have been granted in the purchase/placement agreement an option to purchase up to an additional 2,857,143 Class B shares, including Class B shares represented by RDSs, from us solely to cover over-allotted Class B shares at the same initial offering price per Class B share they are paying for the Class B shares shown in the table below. They may exercise that option for 30 days from the commencement of trading. If any Class B shares are purchased pursuant to this option, the managers will severally purchase Class B shares in approximately the same proportion they are obligated to purchase the Class B shares.

The following tables show the initial offering price and total managers' commissions with respect to us and the selling shareholders and proceeds before expenses to us and proceeds to the selling shareholders, with respect to the Class B shares (assuming (i) no Class B shares are sold directly by us or the selling shareholders in the private placement described under "Private Placements" and (ii) an initial offering price of $21.00 per Class B share (the mid-point of the range shown on the cover page of this offering memorandum)). These amounts are shown assuming both no exercise and full exercise of the managers' option to purchase additional Class B shares.

	Paid by our company		
	Per Class B share	No Exercise	Full Exercise
		(In millions)	
Initial offering price	$21.00	$396.4	$456.4
Managers' commissions	1.26	23.8	27.4
Proceeds, before expenses, to our company	$19.74	$372.6	$429.0

	Paid by the selling shareholders		
	Per Class B share	No Exercise	Full Exercise
		(In millions)	
Initial offering price	$21.00	$3.6	$3.6
Managers' commissions	1.26	0.2	0.2
Proceeds to the selling shareholders	$19.74	$3.4	$3.4

The managers will receive a commission on all Class B shares being offered as part of the global offering.

The maximum number of Class B shares, including Class B shares represented by RDSs, being offered in the global offering may be increased or decreased at any time prior to the settlement date. The actual number of Class B shares, including Class B shares represented by RDSs, offered in the global offering will be determined after taking into account market conditions, and criteria and conditions such as those listed in "The Global Offering — Change in Maximum Number of Class B shares and RDSs." Any increase in the maximum number of Class B shares or RDSs being offered in the global offering will be announced in a press release in the Netherlands.

Prior to the global offering, there was no public market for the Class B shares. Consequently, the initial offering price for the Class B shares was determined by negotiations between us and the managers. Among the factors considered in determining the initial offering price were our future prospects, our markets, the economic conditions in and future prospects of the industry in which we compete, an assessment of our management, and currently prevailing general conditions in the equity securities markets.

Purchase/Placement Agreement

The purchase/placement agreement will provide that the obligations of the several managers to pay for and accept delivery of the Class B shares and the RDSs offered by the offering memorandum related to the global offering are subject to the approval of certain legal matters by their counsel and to other conditions, including the truth and completeness of customary representations and warranties and other statements made by us, the performance of customary obligations by us and the satisfaction of other customary conditions relating to legal opinions, expert opinions, officers' certificates, the condition of our company and our affiliates, market conditions, the restricted deposit agreement and lock-up agreements, the listing of the Class B shares on Eurolist by Euronext and other customary documents and conditions, all as set forth in the purchase/placement agreement. The purchase/placement agreement will also set forth the terms of the managers' option to purchase up to an additional 2,857,143 Class B shares, including Class B shares represented by RDSs, from us solely to cover over-allotments. The managers are obligated to take and pay for all of the Class B shares offered by the offering memorandum related to the global offering if any such Class B shares are taken. The managers, however, will not be required to take or pay for the Class B shares covered by the managers' option to purchase additional Class B shares described above.

The Class B shares and the RDSs will initially be offered at the initial offering price set forth on the cover page of this offering memorandum. After the Class B shares and the RDSs are released for sale and the initial offering is completed, the managers may change the initial offering price and other selling terms of the Class B shares or the RDSs.

The managers will be entitled to be released and discharged from their obligations under, and to terminate, the purchase/placement agreement in certain circumstances prior to payment for the Class B shares and the RDSs. If a manager defaults, the purchase/placement agreement will provide that the purchase commitments of the non-defaulting managers may be increased or the purchase/placement agreement may be terminated. The managers are offering the Class B shares and the RDSs subject to their acceptance of such securities from us and the selling shareholders and subject to availability based on prior sales to investors in this global offering. The managers reserve the right to withdraw, cancel or modify offers and to reject orders.

The purchase/placement agreement will provide that we will indemnify the managers and their affiliates against specified liabilities, including liabilities under the U.S. Securities Act, in connection with the offer and sale of the Class B shares and the RDSs, and will contribute to payments the managers and their affiliates may be required to make in respect of those liabilities.

Stabilization

In connection with the global offering, the managers may engage in activities that stabilize, maintain or otherwise affect the price of the Class B shares and RDSs. The managers may purchase and sell the Class B shares in the open market, through transactions that may be effected through Citigroup Global Markets Limited, our stabilization manager, or through any of its agents. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales and may be effected on Eurolist by Euronext, in the over-the-counter market or otherwise. Such transactions may commence on or after the date of commencement of trading on Eurolist by Euronext and will end no later than 30 days thereafter. Such transactions may

stabilize or maintain the market price of the Class B shares at levels above those which might otherwise prevail in the open market. There is no assurance that such stabilization will be undertaken and, if undertaken, it may be discontinued at any time.

Stabilization transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Class B shares while the global offering is in process. Stabilizing transactions may include making short sales of Class B shares or RDSs, which involve the sale by the managers of a greater number of Class B shares or RDSs than they are required to purchase in the global offering, and purchasing Class B shares or RDSs in the open market to cover positions created by short sales. Short sales may be "covered" shorts, which are short positions in an amount not greater than the managers' option to purchase additional Class B shares referred to above, or may be "naked" shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of Class B shares and RDSs in the open market after the distribution has been completed in order to cover short positions.

The managers may close out any covered position either by exercising their option to purchase additional Class B shares and RDSs or, in whole or in part, by purchasing Class B shares and RDSs in the open market. In making this determination, the managers will consider, among other things, the price of such securities available for purchase in the open market compared to the price at which they may purchase such securities through the option granted to them to purchase additional such securities.

A naked short position is more likely to be created if the managers are concerned that there may be downward pressure on the price of Class B shares and RDSs in the open market that could adversely affect investors who purchased in the global offering. To the extent that the managers create a naked short position, they will purchase Class B shares and RDSs in the open market to cover that position.

The managers may also impose a penalty bid on underwriters and dealers participating in the global offering. This means that the managers may reclaim from any syndicate members or other dealers participating in the global offering the commissions on Class B shares and RDSs sold by them and purchased by the managers in stabilizing or short covering transactions.

Stabilization transactions must be conducted in accordance with Regulation M under the U.S. Exchange Act and with all applicable laws and regulations, including (i) the Netherlands Financial Supervision Act (*Wet op het financieel toezicht*) and its implementing regulations, (ii) the Commission Regulation (EC) No. 2273/2003 and (iii) Rule A-2408 of Rule Book II — General Rules for the Euronext Amsterdam Stock Market of Euronext Amsterdam N.V. Rule A-2408 provides that only Euronext members may engage in stabilization activities on Eurolist by Euronext. Citigroup Global Markets Limited is a Euronext member.

Neither we nor any of the managers make any representation or prediction as to the direction or magnitude of any effect that the stabilization transactions described above may have on the price of the Class B shares or the RDSs. In addition, neither we nor the managers make any representations that the managers will engage in such transactions or that such transactions will not be discontinued without notice, once they are commenced.

Relationship with the Managers

Certain of the managers and/or their affiliates have provided and, in the future may provide, investment banking, commercial banking, advisory and/or other services to us, Carlyle and our affiliates for which they have received and in the future may receive customary fees and expenses. In particular, affiliates of Citigroup Global Markets Limited have participated in warehouse facilities for the acquisition of assets by us and our subsidiaries on customary terms and conditions. In addition, we have credit facilities with an affiliate of Lehman Brothers. Further, affiliates of the managers are the lenders in our Bridge Loan. The managers and/or their affiliates may also be invited to participate as syndication agents and/or lenders, for which they will receive customary fees and expenses.

Certain of the joint bookrunners will subscribe to the offer at the offer price for Class B shares with an aggregate offering price of up to $200 million (unaudited) (representing approximately 52% of the Class B shares offered in the global offering based on an initial offering price of $21.00 per Class B share (the mid-point of the range shown on the cover page of this offering memorandum)) for their own investment purposes, subject to reduction to satisfy demand from other investors.

Affiliates of some of the managers also own interests in portfolio companies of Carlyle's private equity funds. Carlyle-sponsored investment funds are also co-investors in funds sponsored by affiliates of certain of the managers. Affiliates of the managers have participated, or in the future may participate, in club investments with Carlyle's private equity funds.

Lock-Up Agreements

We have agreed that, for a period of 180 days from the date of the purchase/placement agreement, we will not, without the prior consent of Citigroup Global Markets Limited, dispose of or hedge any of our Class B shares or any securities convertible or exchangeable for Class B shares except that we may issue Class B shares pursuant to our equity incentive plans. Citigroup Global Markets Limited in its sole discretion may release any of the securities subject to this lock-up agreement at any time without notice.

The managers and their affiliates have each agreed not to sell any Class B shares they may hold at the time of the closing of the global offering until 180 days after such closing, provided, however, that each manager may transfer Class B shares to one or more of the wholly-owned subsidiaries of its ultimate parent company provided such subsidiaries meet the investor qualifications set forth herein.

Our directors and any affiliates and employees of Carlyle holding Class B shares have each agreed that, for a period of 180 days from the date of the purchase/placement agreement, they will not sell any Class B shares, except for sales of Class B shares acquired in open market transactions.

Each selling shareholder has agreed that, for a period of 60 days from the date of the purchase/placement agreement, it will not sell any Class B shares, other than those Class B shares included in the global offering.

Each of the persons subject to the foregoing restrictions also has agreed and consented to the entry of stop transfer instructions with the transfer agent and registrar against the transfer of their Class B shares or RDSs except in compliance with the foregoing restrictions.

Selling Restrictions

Member States of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (other than France and Italy) (each, a "Relevant Member State"), an offer to the public of any Class B shares contemplated by this offering memorandum may not be made in that Relevant Member State other than the offers contemplated in this offering memorandum in The Netherlands once the offering memorandum has been approved by the competent authority in The Netherlands, except that an offer to the public in that Relevant Member State of any Class B shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Citigroup Global Markets Limited for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Class B shares shall result in a requirement for the publication by issuer or any manager of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer to the public" in relation to any Class B shares in any Relevant Member State means the communication in any form and by any means of sufficient information on

the terms of the offer and any Class B shares to be offered so as to enable an investor to decide to purchase any Class B shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This selling restriction relating to Member States of the European Economic Area is in addition to any other selling restrictions set out below.

Argentina

No authorization before the Argentine Comisión Nacional de Valores to publicly offer the Class B shares in Argentina was requested. Therefore, the Class B shares cannot be publicly offered in Argentina.

Australia

This offering memorandum is not a formal disclosure document and has not been lodged with the Australian Securities and Investments Commission (ASIC). It does not purport to contain all information that an investor or their professional advisors would expect to find in a product disclosure statement for the purposes of Part 7.9 of the Australian Corporations Act 2001 (Act) in relation to the Class B shares or the issuer.

This offering memorandum is not an offer to retail investors in Australia generally. Any offer of Class B shares in Australia is made on the condition that the recipient is a "wholesale client" within the meaning of section 761G of the Act. If any recipient does not satisfy the criteria for these exemptions, no applications for Class B shares will be accepted from that recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of the offer, is personal and may only be accepted by the recipient.

If a recipient on-sells their Class B shares within 12 months of their issue, that person will be required to lodge a disclosure document with ASIC unless either:

(a) the sale is pursuant to an offer received outside Australia or is made to a "wholesale client" within the meaning of 761G of the Act; or

(b) it can be established that the issuer issued, and the recipient subscribed for, the Class B shares without the purpose of the recipient on-selling them or granting, issuing or transferring interests in, or options or warrants over them.

Austria

The Class B shares may only be offered in the Republic of Austria in compliance with the provisions of the Austrian Capital Market Act and the Austrian Investment Funds Act and any other laws applicable in the Republic of Austria governing the offer and sale of the Class B shares in the Republic of Austria. The Class B shares are not registered or otherwise authorized for public offer under the Capital Market Act or the Investment Funds Act or any other relevant securities legislation in Austria. The recipients of this offering memorandum and other selling material in respect of the Class B shares have been individually selected and are targeted exclusively on the basis of a private placement. Accordingly, the Class B shares may not be, and are not being, offered or advertised publicly or offered similarly under either the Capital Market Act or the Investment Funds Act or any other relevant securities legislation in Austria. This offer may not be made to any other persons than the recipients to whom this offering memorandum is personally addressed.

Belgium

The offer materials have not been notified to or approved by the Belgian Banking, Finance and Insurance Commission ("Commission bancaire, financière et des assurances"/"Commissie voor het Bank–, Financie– en Assurantiewezen") and are therefore transmitted on a purely confidential basis. Accordingly, the Class B shares may not be offered for sale, sold or marketed in Belgium by means of a public offering under Belgian law. Any offer to sell the Class B shares in Belgium will be permitted exclusively to:

(i) persons who each subscribe for a minimum of €50,000 (or its dollar equivalent); and

(ii) qualified investors, acting for their own account, listed in Article 10 of the Law of July 16, 2006 on public offers of investment instruments and on admission of investment instruments to trading on regulated markets.

In addition, any offer to sell or sale of the Class B shares must be made in compliance with the provisions of the Law of July 14, 1991 on consumer protection and trade practices and its implementing legislation to the extent applicable pursuant to the Royal Decree of December 5, 2000 rendering applicable to securities and financial instruments certain provisions of the Law of July 14, 1991 on consumer protection and trade practices.

Bermuda

This offer is private and not intended for the public and is directed at Sophisticated Private Investors, Institutional Investors and High Net Worth Private Investors as defined under the Investment Business Act (Exemptions) Order 2004. Neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda has approved this Offering document. Any representation, explicit or implicit, is prohibited and will constitute an offence under Bermuda law.

Brazil

For purposes of Brazilian securities law, this offer of Class B shares is addressed to you personally and for your sole benefit, and it is not to be transmitted to anyone else, to be relied upon by anyone else or for any other purpose either quoted or referred to in any other public or private document or to be filed with anyone without our prior, express and written consent.

Chile

Neither our Class B shares nor the RDSs have been registered in the Securities Registry (Registro de Valores) of the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros) and, therefore, neither our Class B shares nor the RDSs may be publicly offered or sold in Chile.

Finland

The Class B shares may not be offered or sold, or this private placement memorandum be distributed, directly or indirectly, to any resident of the Republic of Finland or in the Republic of Finland, except pursuant to applicable Finnish laws and regulations. Specifically, the Class B shares may not be offered or sold, or this private placement memorandum be distributed, directly or indirectly, to any resident of the Republic of Finland or in the Republic of Finland, other than to qualified investors (under the Finnish Securities Market Act of 1989).

France

The Class B shares may not be offered or sold in France. Neither this offering memorandum, which has not been submitted to the clearance procedures of the Autorité des marchés financiers (AMF), nor any offering material or information contained herein relating to the offering of the Class B shares, may be released or issued in France. This offering memorandum does not constitute an offer to sell securities under French securities law.

Germany

The Class B shares have not been and will not be registered or authorized for distribution in Germany under the German Securities Prospectus Act (Wertpapierprospektgesetz) or the German Investment Act (Investmentgesetz) and accordingly, the Class B shares, this offering memorandum and any related material may not be, and are not being, distributed in Germany by way of a public offer, public advertising or in any similar manner under the German Securities Prospectus Act or the German Investment Act. Therefore, an offer to purchase any Class B shares, or solicitation for such offer, is only being made to recipients to whom this offering memorandum is personally addressed and may only be made in accordance with the German Securities Prospectus Act and the German Investment Act and all other applicable laws in Germany governing the issue, offering and sale of the Class B shares.

Prospective investors in Germany are urged to consult their own tax advisors as to the tax consequences that may arise from an investment in our company.

Hong Kong

WARNING — The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

IMPORTANT: if you are in any doubt about the contents of this offering memorandum, you should consult your broker, bank manager, solicitor, professional accountant, financial advisor, or other professional advisor.

A copy of this offering memorandum has not been approved by the Securities and Futures Commission of Hong Kong. No person may offer or sell in Hong Kong by means of any document, any Class B shares other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571)(the "SFO") of Hong Kong and any rules made under that ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance. No person may issue or have in their possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Class B shares, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Class B shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made thereunder.

This offering memorandum is intended solely for the use of the person to whom it has been delivered for the purpose of evaluating a possible investment by the recipient in the interests described herein, and is not to be reproduced or distributed to any other persons (other than professional advisors of the prospective investor receiving this offering memorandum).

Israel

No Action has been or will be taken in Israel that would permit an offering of the Class B shares or a distribution of this offering memorandum to the public in Israel.

Italy

This offering memorandum and the global offering of the Class B shares have not been cleared or authorized by the Bank of Italy (having heard CONSOB — the Italian Securities and Exchange Commission) and — therefore — no Class B shares may be offered, sold or delivered nor may copies of this offering memorandum or any other documentation relating to the Class B shares be distributed in the Republic of Italy either to retail or qualified investors notwithstanding any exemption applicable under the Prospectus Directive insofar as the requirements set out in the next paragraph are not complied with.

The Class B shares may not be offered, sold or delivered and copies of this offering memorandum or any other documentation relating to the Class B shares may not be distributed, in the Republic of Italy except, in such case, in accordance with: (i) Legislative Decree No. 58 of 24 February 1998 (the "Italian Financial Act") and its implementing rules and regulations (including, without limitation, Article 42.5 of the Italian Financial Act pursuant to which the offer of Class B shares is subject to the prior authorization by the Bank of Italy upon consultation with the CONSOB); (ii) Bank of Italy Regulation dated April 14, 2005; and (iii) any other applicable rules and regulations.

This offering memorandum and the information contained herein are intended only for the use of their recipient and are not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy may rely on this document or its content.

Japan

The Class B shares have not been, and will not be, registered under the Securities and Exchange Law of Japan, as amended, (the "SEL"). Accordingly, the Class B shares may not be offered, sold or delivered, directly or indirectly, in or into Japan or to or for the account or benefit of, or for reoffering or resale to, any Japanese Person, except under circumstances which will result in the full compliance with the SEL and all other applicable laws and regulations promulgated by the relevant Japanese authorities in effect at the relevant time. For the purpose of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity established or organized under the laws of Japan.

Jersey

Nothing in this offering memorandum, nor anything communicated to holders or potential holders of Class B shares by the issuer is intended to constitute or should be construed as advice on the merits of the purchase of or subscription for the Class B shares or the exercise of any rights attached thereto for the purposes of the Financial Services (Jersey) Law 1998, as amended.

Luxembourg

The Class B shares may not be offered or sold in the Grand Duchy of Luxembourg, except for Class B shares which are offered in circumstances that do not require the approval of a prospectus by the Luxembourg financial regulatory authority and the publication of such prospectus in accordance with the Law of July 10, 2005 on prospectuses for securities. The Class B shares are offered to a limited number of investors or to institutional investors, in all cases under circumstances designed to preclude a distribution that would be other than a private placement. This offering memorandum may not be reproduced or used for any purpose, or furnished to any person other than those to whom copies have been sent.

Nicaragua

This is a private placement of securities. Neither the issuer nor the issuance have been registered with the Nicaraguan Superintendent of Bank and other Financial Institutions. Accordingly, the Class B shares may not be offered to the public in Nicaragua and neither this offering memorandum, nor any other offering materials relating to the Class B shares may be distributed through public means. The Class B shares may only be offered in Nicaragua to investors through private offerings and subject to the restrictions of transfers contained in the offering memorandum.

Norway

This offering memorandum has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 1997 nor in accordance with the prospectus requirements laid down in the Norwegian Securities Fund Act 1981 as amended. This offering memorandum has not been approved or disapproved by, or registered with, neither the Oslo Stock Exchange nor the Norwegian Registry of Business Enterprises. This offering memorandum is only and exclusively addressed to the addressees and can not be distributed, offered or presented, either directly of indirectly to other persons or entities domiciled in Norway.

Panama

Neither the Class B shares, not their offer, or transactions upon them have been registered with the National Securities Commission. The exemption of registration is made based on numeral 3 of Article 83 of Decree-Law 1 of 1999 (institutional investors). In consequence, the fiscal system provided in Articles 269 to 271 of Decree-Law 1 of 1999 is not applicable to them. The Class B shares do not fall under the supervision of the National Securities Commission.

Portugal

The issuer has not been authorized by the Comissão do Mercado de Valores Mobiliários as a foreign collective investment undertaking. Accordingly, the Class B shares may not be offered, sold or otherwise transferred, directly or indirectly, to the public in Portugal. Such offers, sales or transfers shall only be made in Portugal to qualified investors within the meaning of article 30 of the Portuguese Securities Code. Neither this offering memorandum nor any other offering material relating to the Class B shares has been distributed or caused to be distributed and will not be distributed or cause to be distributed to the public in Portugal. This offering memorandum is personal to each prospective investor and does not constitute an offer to any other person. It may only be used by those persons to whom it has been handed out in connection with the offering of the Class B shares described herein and may neither directly nor indirectly be distributed or made available to other persons without the express consent of the issuer.

Singapore

This offering memorandum has not been registered as a prospectus with the Monetary Authority of Singapore and this offering is not regulated by any financial supervisory authority pursuant to any legislation in Singapore. You should accordingly consider carefully whether the investment is suitable for you.

Each investor agrees that this offering memorandum and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class B shares may not be circulated or distributed, nor may the Class B shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than institutional investors (as defined in Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (SFA)), accredited investors (as defined in Section 4A of the SFA) or any person pursuant to an offer that is made on terms that the Class B shares are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets.

Spain

The securities referred to in the present offering document are not offered as a public offer of securities in Spain, but as a private placement under the exemptions available pursuant to article 30bis of Law 24/1988, of 28 July 1988 and in article 38.1 of Royal Decree 1310/2005, of 4 November 2005.

Switzerland

The issuer has not been registered with the Swiss Federal Banking Commission as a foreign mutual fund pursuant to Article 45 of the Swiss Mutual Fund Act of 18 March 1994. Accordingly, the Class B shares may not be offered to the public in or from Switzerland, and neither this offering memorandum, nor any other offering materials relating to the Class B shares may be distributed in connection with any such public offering. The Class B shares may only be offered in or from Switzerland to institutional investors and to a limited number of other investors without any public offering.

Taiwan

The investors of the issuer shall note that if the Class B shares are privately placed within the territory of the Republic of China (R.O.C.), the Rules Governing Offshore Funds, Rules Governing the Declaration Reporting of Foreign Exchange Receipts and Disbursements or Transactions and other relevant laws and regulations of R.O.C will be applicable. The investors hereof shall be Qualified Institutional Buyers or Accredited Investors (each as defined by the Financial Supervisory Commission).

The investors and subsequent purchasers of the Class B shares shall not resell, within the territory of R.O.C., the Class B shares except under the following circumstances:

1. Where the investors and purchasers of the Class B shares request the fund issuer to buy back the Class B shares (if applicable);

2. Where the Class B shares are transferred to persons conforming to qualifications of Qualified Institutional Buyers and Accredited Investors;

3. Where a transfer occurs by operation of act or regulation (such as inheritance and etc); or

4. Where otherwise approved by the Financial Supervisory Commission of the Executive Yuan, R.O.C.

The Netherlands

Prior to the registration of our company with the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*) pursuant to Article 1:107 of the Netherlands Financial Supervision Act (*Wet op het financieel toezicht*), the Class B shares will not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors within the meaning of Article 1:1 of the Netherlands Financial Supervision Act.

United Kingdom

Each Manager has represented, warranted and agreed that:

a. (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Class B Shares which are the subject of the offering contemplated by this offering memorandum other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Securities would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the issuer;

b. it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Class B shares which are the subject of the offering contemplated by this offering memorandum in circumstances in which Section 21(1) of the FSMA does not apply to the issuer; and

c. it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the offered Class B shares in, from or otherwise involving the United Kingdom.

United States

Our Class B shares and the RDSs have not been and will not be registered under the U.S. Securities Act. Pursuant to the global offering, our Class B shares may not be offered or sold within the United States or to U.S. persons (as defined under the U.S. Securities Act). The RDSs may not be offered or sold within the United States or to U.S. persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act. Each manager has agreed that (1) it will offer and sell Class B shares under the purchase/placement agreement only outside the United States in accordance with Rule 903 of Regulation S and (2) it will not offer and sell the RDSs under the purchase/placement agreement at any time within the United States or to U.S. persons except to persons that it reasonably believes to be (a) qualified institutional buyers (as defined in Rule 144A under the U.S. Securities Act) in reliance on the exemption from registration provided by Rule 144A under the U.S. Securities Act or accredited investors (as defined in Rule 501(a) under the U.S. Securities Act) in reliance on the exemption from registration provided by Regulation D under the U.S. Securities Act and (b) qualified purchasers (as defined in Rule the U.S. Investment Company Act and related rules). Each U.S. purchaser of the RDSs is hereby notified that the offer and sale of RDSs to it is being made in reliance upon such exemption under the U.S. Securities Act and under the relevant provisions of the U.S. Investment Company Act and related rules.

The RDSs and the Class B shares will be in registered form and any certificate evidencing ownership thereof shall bear a legend with respect to the restrictions on transfer set forth herein. We and our agents will not be obligated to recognize any resale or other transfer of Class B shares or RDSs made other than in compliance with the transfer restrictions set forth herein. In addition, purchasers of the RDSs that are in the United States or that are

U.S. persons may, if they are not qualified purchasers at the time they acquire the RDSs, be forced to sell them. For a description of important restrictions on the RDSs or the Class B shares they represent initially offered and sold in the United States or to U.S. persons, see "Description of our Capital and our Articles of Association" and "Transfer Restrictions."

Each purchaser and subsequent transferee of our Class B shares will be deemed to represent and warrant, and each purchaser and subsequent transferee of RDSs and Class B shares represented by the RDSs will be required to represent and warrant in writing, that no portion of the assets used to acquire or hold its interest in our Class B shares or the RDSs constitutes or will constitute the assets of any Plan (as defined in "Certain ERISA Considerations"). Our articles of association and the restricted deposit agreement provide that any purported acquisition or holding of Class B shares or RDSs in contravention of the restriction described in the representation will be void and have no force and effect. If, notwithstanding the foregoing, a purported acquisition or holding of Class B shares or RDSs is not treated as being void for any reason, the Class B shares or RDSs will automatically be transferred to a charitable trust for the benefit of a charitable beneficiary and the purported holder will acquire no right in such Class B shares or RDSs.

PRIVATE PLACEMENTS

RDSs are being offered and sold directly to institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3), (7) or (8) under the U.S. Securities Act) and to individual "accredited investors" (as defined in Rule 501(a)(4), (5) or (6) under the U.S. Securities Act), who are also qualified purchasers (as defined in the Investment Company Act and related rules) and who deliver to us a Purchaser's Letter in the form set forth in Appendix A to this offering memorandum. The managers will receive a placement fee of $1.26 per RDS for providing services as placement agent with respect to such RDSs.

The offer and sale of RDSs in the private placement is not being registered under the U.S. Securities Act, but rather is being privately placed by us pursuant to the private placement exemption from registration provided by Rule 506 of Regulation D under Section 4(2) of the Securities Act on the basis of this offering memorandum. Each purchaser of RDSs in the private placement will be required to complete and deliver to us a Purchaser's Letter setting forth the purchaser's agreement to purchase the RDSs for which the purchaser has subscribed and substantiating the purchaser's investor status prior to our acceptance of any order from such purchaser.

The results of the private placement will be announced as part of the announcement of the results of the global offering in a press release and a pricing statement on or about June 28, 2007 that will be available in printed form at our registered office, at the office of the joint bookrunners and at the office of the paying agent in the Netherlands.

NOTICE TO INVESTORS

About this Offering Memorandum

This offering memorandum has been produced for the purpose of the global offering. In making an investment decision regarding the securities offered hereby, investors must rely on their own examination of us, including the merits and risks involved in an investment in our company. The global offering is being made solely on the basis of this offering memorandum. The managers and the listing agent make no representation or warranty, expressed or implied, as to the accuracy or completeness of the information in this offering memorandum, and nothing in this offering memorandum is, or shall be relied upon as, a promise or representation by the managers or the listing agent.

This offering memorandum constitutes a prospectus for the purposes of Article 3 of Directive 2003/71/EC of the European Parliament and of the Council and has been prepared in accordance with Article 5:2 of the Netherlands Financial Supervision Act (*Wet op het financieel toezicht*) and the rules promulgated thereunder. This document has been approved by and filed with the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*).

We accept responsibility for the information contained in this offering memorandum. To the best of our knowledge, having taken all reasonable care to ensure that such is the case, the information contained in this offering memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

Consent under The Control of Borrowing (Bailiwick of Guernsey) Ordinances, 1959 to 1989, has been obtained for the issuance of this offering memorandum and the associated raising of funds. Neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Council takes any responsibility for our financial soundness or for the correctness of any of the statements made or the opinions expressed with regard to our company.

PricewaterhouseCoopers CI LLP has given and not withdrawn its consent to the inclusion in this offering memorandum of the independent auditors' report to the board of directors and shareholders of Carlyle Capital Corporation Limited included on page F-2 of this offering memorandum in the form and context in which it is included, and has authorized the contents of this report for the purpose of the global offering. A consent under the Netherlands Financial Supervision Act and the rules promulgated thereunder is different from a consent filed with the Securities and Exchange Commission under Section 7 of the Securities Act, which is applicable only to transactions involving securities registered under the Securities Act. As the Class B shares have not been and will not be registered under the Securities Act, PricewaterhouseCoopers CI LLP has not filed a consent under Section 7 of the Securities Act.

Unless otherwise indicated, (i) unaudited financial data in this offering memorandum relating to us or our subsidiaries has been prepared by us from our books and records or those of our subsidiaries and (ii) financial data in this offering memorandum that does not relate to us or our subsidiaries has been provided to us by Carlyle Investment Management and has not been taken from our audited financial statements.

Certain information in this offering memorandum is attributed to or sourced from third parties and the specific source of such information is indicated where appropriate in this offering memorandum. Such information has been accurately reproduced and, as far as we are aware and are able to ascertain from information published by the stated sources, no facts have been omitted which would render the information inaccurate or misleading.

You should rely only on the information contained in this offering memorandum. We have not, and the managers have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this offering memorandum is accurate only as of the date on the front cover of this offering memorandum, regardless of the time of delivery of this offering memorandum or of any offer or sale of the Class B shares or the RDSs. Our business, financial condition, results of operations and prospects could have changed since that date. We expressly disclaim any duty to update this offering memorandum except as required by applicable law.

Restrictions on Distribution and Sale

The distribution of this offering memorandum and the offering and sale of the securities offered hereby may be restricted by law in certain jurisdictions. Persons in possession of this offering memorandum are required to inform themselves about and to observe any such restrictions. This offering memorandum may not be used for, or in connection with, and does not constitute, any offer to sell, or a solicitation to purchase, any such securities in any jurisdiction in which such an offer or solicitation would be unlawful. See "Plan of Distribution."

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The Class B shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Class B shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Alternative Settlement Cycle

It is expected that delivery of the Class B shares and RDSs will be made against payment therefor on or about the settlement date specified on the cover of this offering memorandum, which is the fifth business day following the expected initial date of trading of the Class B shares (such settlement cycle being referred to as "T+5"). We also refer to the settlement date as the "closing date," which is the date of the closing of the global offering. You should note that trading of the Class B shares on the initial date of trading of the Class B shares and the next business day may be affected by the T+5 settlement. See "The Global Offering."

Forward-Looking Statements

This offering memorandum contains certain forward-looking statements based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations may change as a result of many possible events or factors, in which case our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

LEGAL MATTERS

The validity of the Class B shares being offered in the global offering will be passed upon by Carey Olsen, our Guernsey counsel, and Mourant du Feu & Jeune, Guernsey counsel to the managers. The legality of the RDSs being offered in the global offering and certain U.S. federal income tax matters will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, our special United States counsel. We are also being represented by Linklaters, Amsterdam, our Dutch counsel. In addition, certain legal matters will be passed upon for the managers by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.

INDEPENDENT AUDITORS

PricewaterhouseCoopers CI LLP has been retained to act as our independent auditors. The address of PricewaterhouseCoopers CI LLP is National Westminster House, Le Truchot, St. Peter Port, Guernsey GY1 4ND, Channel Islands. PricewaterhouseCoopers CI LLP is a member of the Institute of Chartered Accountants in England and Wales.

GUERNSEY ADMINISTRATOR

Mourant Guernsey Limited (formerly Redbridge Offshore Limited) has been retained to act as our Guernsey administrator. Mourant Guernsey Limited was incorporated in Guernsey on March 17, 2000 and has its registered office at PO Box 543, First Floor, Dorey Court, Admiral Park, St Peter Port, Guernsey GY1 6HJ, Channel Islands.

DOCUMENTS AVAILABLE FOR INSPECTION

Our Articles of Association, our investment management agreement, the restricted deposit agreement, our 2006 audited annual financial statements and, when published, any reports to our Class B shareholders are available for inspection at our offices at First Floor, Dorey Court, Admiral Park, St Peter Port, Guernsey GY1 6HJ, Channel Islands, during usual business hours (Saturdays, Sundays and public holidays excepted). Copies of this offering memorandum and the pricing statement, when available, may be obtained free of charge for a period of 12 months after the date of this offering memorandum from us, the managers at the addresses listed below in "Managers of the Global Offering" and ING Bank N.V. at Van Heenvlietlaan 220, 1083 CN Amsterdam, the Netherlands. Our most recent annual and quarterly financial statements (which will include our quarterly calculation of our total equity per Class B share), when published, and any reports to our Class B shareholders will be made available on our website at www.carlylecapitalcorp.com. Information contained or otherwise accessible from this website is not part of, nor incorporated by reference into, this offering memorandum.

MANAGERS OF THE GLOBAL OFFERING

The following are the legal names and addresses of the managers of the global offering:

Citigroup Global Markets Limited
Citigroup Centre
Canary Wharf
London E14 5LB, UK

Bear, Stearns International Limited
One Canada Square
London E14 5AD, UK

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB, UK

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ, UK

Lehman Brothers International (Europe)
25 Bank Street
London E14 5LE, UK

Deutsche Bank AG, London Branch
1 Great Winchester Street,
London EC2N 2DB, UK

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Independent Auditors' Report and Consolidated Financial Statements
Carlyle Capital Corporation Limited and Subsidiaries

December 31, 2006 and March 31, 2007 (unaudited)

Index

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers CI LLP
PO Box 321
National Westminster House
Le Truchot St Peter Port
Guernsey GY1 4ND
Channel Islands
Telephone +44 (0) 1481 752000
Facsimile +44 (0) 1481 752001
Direct Phone +44 (0) 1481 719357
www.pwc.com

Report of Independent Auditors

To the Board of Directors and Shareholders of Carlyle Capital Corporation Limited:

In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement present fairly, in all material respects, the financial position of Carlyle Capital Corporation Limited and its subsidiaries (the "Company") at December 31, 2006, and the results of their operations, the changes in their equity and their cash flows for the period September 12, 2006 (commencement of operations) to December 31, 2006, in conformity with International Financial Reporting Standards as adopted by the European Union. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 16 to the financial statements.

PricewaterhouseCoopers CI LLP
Guernsey, Channel Islands
February 15, 2007

Carlyle Capital Corporation Limited and Subsidiaries

Consolidated Balance Sheet

	Note	December 31, 2006	March 31, 2007 (Unaudited)
		(U.S. dollars in thousands)	
ASSETS			
Non-current Assets			
Available for sale financial assets, at fair value			
Unencumbered	8	$ 67,299	$ 161,626
Held as collateral	8	7,139,298	17,111,266
Internal use software and other property, at amortized cost	7	3,049	3,826
Total non-current assets		7,209,646	17,276,718
Current Assets			
Interest receivable	2.4	13,484	28,774
Due from brokers	2.6	6,209	14,857
Prepaid expenses and other current assets		337	276
Broker margin accounts	5	48,397	1,406
Cash and cash equivalents	4	39,535	41,081
Total current assets		107,962	86,394
Total assets		$7,317,608	$17,363,112
EQUITY			
Capital and reserves attributable to shareholders			
Share capital	12	$ 132	$ 300
Share premium	12	261,758	38,116
Distributable reserves	12	—	550,000
Accumulated (deficit) earnings	12	(2,373)	9,187
Fair value reserves	8	12,325	23,970
Minority interest	2.1	50	54
Total equity		$ 271,892	$ 621,627
LIABILITIES			
Current Liabilities			
Repurchase agreements	10	$6,745,918	$16,054,494
Secured revolving loan	10	218,300	476,400
Interest payable	10	22,438	20,200
Derivative financial instruments, at fair value through profit and loss	9	1,648	439
Due to brokers	2.6	52,908	182,798
Accounts payable and accrued expenses	11	4,504	7,154
Total current liabilities		$7,045,716	$16,741,485
Total equity and liabilities		$7,317,608	$17,363,112

Directors' Approval:

/s/ Robert B. Allardice III	/s/ John Loveridge
February 15, 2007	February 15, 2007
April 26, 2007	April 26, 2007

The accompanying notes on pages F-7 to F-34 are an integral part of these consolidated financial statements.

Carlyle Capital Corporation Limited and Subsidiaries

Consolidated Income Statements

	Note	For the Period September 12, 2006 (Commencement of Operations) through December 31, 2006	For the Three Months Ended March 31, 2007
			(Unaudited)
	(U.S. dollars in thousands, except per share amounts)		
Income			
Interest income	6	$49,027	$137,440
Net change in fair value on financial instruments at fair value through profit or loss	9	(2,293)	227
Total income		46,734	137,667
Expenses			
Interest expense	10	44,628	121,172
Management fee	14	635	1,686
Incentive fee	14	—	1,330
Professional services	2.10	1,161	706
Related party operating expenses	14	399	536
Organization costs	2.9	1,793	—
Other operating expenses	2.10	491	673
Total expenses		49,107	126,103
Net (loss) income		(2,373)	11,564
Net (loss) income attributable to:			
Minority interest	2.1	—	4
Class B shares		(2,373)	11,560
Total net (loss) income		$(2,373)	$ 11,564
Earnings per Class B share — basic and diluted	12	$ (0.39)	$ 0.60

The accompanying notes on pages F-7 to F-34 are an integral part of these consolidated financial statements.

Carlyle Capital Corporation Limited and Subsidiaries

Consolidated Statements of Changes in Equity

	Share Capital	Share Premium	Accumulated (Deficit) Earnings	Fair Value Reserves	Minority Interest	Distributable Reserves	Total
			(U.S. dollars in thousands)				
For the period September 12, 2006 (commencement of operations) through December 31, 2006							
Commencement of operations	$ —	$ —	$ —	$ —	$—	$ —	$ —
Issue of shares, net of share issuance costs	132	261,758	—	—	—	—	261,890
Net loss	—	—	(2,373)	—	—	—	(2,373)
Minority Interests	—	—	—	—	50	—	50
Adjustment to fair value of available for sale financial assets	—	—	—	12,325	—	—	12,325
At December 31, 2006	132	261,758	(2,373)	12,325	50	—	271,892
For the three months ended March 31, 2007 (unaudited)							
Issue of shares, net of share issuance costs	168	326,358	—	—	—	—	326,526
Allocation to distributable reserves	—	(550,000)	—	—	—	550,000	—
Net income	—	—	11,560	—	4	—	11,564
Adjustment to fair value of available for sale financial assets	—	—	—	11,645	—	—	11,645
At March 31, 2007	$300	$ 38,116	$ 9,187	$23,970	$54	$550,000	$621,627

The accompanying notes on pages F-7 to F-34 are an integral part of these consolidated financial statements.

Carlyle Capital Corporation Limited and Subsidiaries

Consolidated Cash Flow Statements

	Note	For the period September 12, 2006 (Commencement of Operations) through December 31, 2006	For the Three Months Ended March 31, 2007
			(Unaudited)
		(U.S. dollars in thousands)	
Cash flows from operating activities			
Net (loss) income		$ (2,373)	$ 11,564
Adjustments to reconcile net (loss) income to net cash used in operating activities:			
Interest income (including net premium/discount amortization of $184 and $258)	6	(49,027)	(137,440)
Interest expense	10	44,628	121,172
Purchases of available for sale financial assets	8	(7,289,341)	(10,365,735)
Proceeds from disposal of available for sale financial assets	8	22,030	71,442
Proceeds from paydowns of available for sale financial assets	8	73,178	240,071
Realized gain on available for sale financial assets		—	(279)
(Funding to)/receipts from broker margin accounts, net	5	(48,397)	46,991
Unrealized loss/(gain) on financial instruments at fair value through profit and loss	9	1,648	(1,616)
Interest received		35,543	122,408
Interest paid		(22,190)	(123,410)
Increase in amount due to/from brokers, net	2.6	46,699	121,242
Increase in accounts payable and accrued expenses	11	4,504	1,256
(Increase) decrease in prepaid expenses		(337)	61
Depreciation/amortization of internal use software and other property	7	186	196
Other, net		(139)	—
Net cash used in operating activities		(7,183,388)	(9,892,077)
Cash flows from investing activities			
Investment in internal use software and other property	7	(3,235)	(973)
Net cash used in investing activities		(3,235)	(973)
Cash flows from financing activities:			
Proceeds from share issuance	12	263,080	336,920
Share issuance cost (before accrual of $0 and $1,394)	12	(1,190)	(9,000)
Proceeds from repurchase agreements, net	10	6,745,918	9,308,576
Proceeds from secured revolving loan	10	218,300	258,100
Proceeds from minority interest investment	2.1	50	—
Net cash provided by financing activities		7,226,158	9,894,596
Net increase in cash and cash equivalents		39,535	1,546
Cash and cash equivalents, beginning of period		—	39,535
Cash and cash equivalents, end of period	4	$ 39,535	$ 41,081

The accompanying notes on pages F-7 to F-34 are an integral part of these consolidated financial statements.

Carlyle Capital Corporation Limited and Subsidiaries
December 31, 2006 and March 31, 2007 (unaudited)
Notes to the Consolidated Financial Statements
(U.S. dollars in thousands, except share amounts)

1 Organization

Carlyle Capital Corporation Limited (the "Company") is a closed-end investment fund domiciled and registered as a limited company under the laws of Guernsey, Channel Islands, which seeks to achieve risk-adjusted returns primarily through current income and to a lesser extent capital appreciation, by investing in a diversified portfolio of fixed income investments. The Company plans to invest in the following eight fixed income asset classes: (i) residential mortgage-backed securities, principally in high investment grade-rated risk classes; (ii) asset-backed securities in a variety of asset classes, principally in high investment grade-risk classes; (iii) high yield bonds; (iv) bank loans; (v) mezzanine debt; (vi) distressed debt; (vii) debtor-in-possession and non-performing loan opportunities; and (viii) derivatives of these asset classes, including credit derivatives, and various hedging instruments such as futures. Additionally, the Company intends to invest in private equity opportunities, although the Company expects that such private equity investments will not exceed 5% of the Company's total equity and will in no event exceed 10% of the Company's total equity.

The Company was registered on the Island of Guernsey on August 29, 2006 and commenced operations on September 12, 2006. Carlyle Capital Delaware L.L.C. ("CCD") is 99.5% owned by the Company and was incorporated in the state of Delaware, U.S. on September 18, 2006. The primary purpose of CCD is to hold the Company's direct or indirect investments in stock issued by non-US companies to the extent such companies would be treated as corporations for US income tax purposes. Carlyle Capital Cayman Ltd. ("CC Cayman"), a wholly owned subsidiary of the Company, and its wholly owned subsidiary Carlyle Capital Investment Ltd. ("CCIL") were each incorporated on September 29, 2006 in the Cayman Islands as exempt limited companies. CC Cayman's primary purpose is to hold the Company's investment in CCIL. CCIL's primary purpose is to hold the Company's investments in US high yield investments to the extent such investments are held in a separately managed account. The Company and its subsidiaries are collectively referred to as the "Group".

Carlyle Investment Management L.L.C. ("CIM" or the "Investment Manager") manages the Company pursuant to a management agreement (the "Management Agreement"). CIM is a registered investment adviser under the Investment Advisers Act of 1940 and is an affiliate of T.C. Group, L.L.C. (T.C. Group, L.L.C. and its affiliates, collectively, "The Carlyle Group"). Mourant Guernsey Limited and/or its affiliates (the "Guernsey Administrator") has been engaged to carry out certain day-to-day administrative activities for the Group.

The December 31, 2006 and March 31, 2007 consolidated financial statements were authorized for issue by the Board of Directors on February 15, 2007 and April 26, 2007, respectively.

2 Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below.

2.1 Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS") . The financial statements have been prepared on the historical cost convention, as modified by the revaluation to fair value of available for sale ("AFS") financial assets, financial liabilities and derivative financial instruments through profit and loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. Management makes estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Management's estimates are based on historical experience and other factors, including expectations of future events that management believes to be reasonable under the circumstances. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas

involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are the fair valuations of financial instruments described in Notes 2.4, 8 and 9. Actual results could differ from these estimates.

The consolidated financial statements of the Group include the accounts of the Company and its majority owned or controlled subsidiaries. All significant inter-entity transactions have been eliminated in consolidation. Minority interest reflects the 0.5% interest in CCD which is owned by CIM. Minority interest is recorded as a component of equity. The minority's allocable share of net loss for the period ended December 31, 2006 was insignificant and the allocable share of net income for the period ended March 31, 2007 was $4.

The consolidated financial statements for the quarter ended March 31, 2007 have been prepared in accordance with IAS 34, "Interim Financial Reporting". The interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the period ended December 31, 2006 contained herein.

Standards Early Adopted by the Group

IFRS 7, Financial Instruments: Disclosures, and the complementary Amendment to IAS 1, Presentation of Financial Statements — Capital Disclosures, have been early adopted in 2006. IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks from financial instruments including specified minimum disclosure about credit risk, liquidity risk and market risk including sensitivity to market risk. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. This standard does not have any impact on the classification and valuation of the Group's financial instruments.

Standards and Interpretations Not Yet Effective

Management has evaluated the following standards and interpretations and believes that they are not relevant or will not have a significant effect on the Group.

- IFRS 8
- IFRIC 7-12

2.2 Segment — reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

At December 31, 2006 and March 31, 2007, the Group has invested in residential mortgage-backed securities, bank loans, mezzanine securities and loans and collateralized loan obligation investment funds as disclosed in Note 8. All investments have been in U.S. issues and denominated in U.S. dollars except for investments in collateralized loan obligation investment funds and certain derivatives.

2.3 Foreign currency translation

(a) Functional and presentation currency

For the foreseeable future, the majority of the investments are expected to be denominated in U.S. dollars. The performance of the Company is measured and reported to investors in U.S. dollars. Management considers the

U.S. dollar as the currency which most faithfully represents the economic effects of the underlying transactions, events and conditions. The Company's functional and presentation currencies are the U.S. dollar.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated income statement. Changes in the fair value of monetary securities (i.e. debt securities) denominated in foreign currency and classified as available for sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in the fair value reserve in equity. Translation differences on non-monetary items (i.e. equity securities), denominated in foreign currency and classified as available for sale, are included in fair value reserves in equity.

2.4 Financial assets and liabilities at fair value

The Group primarily classifies its investments as AFS financial assets and classifies its derivative financial instruments as financial assets and financial liabilities at fair value through profit or loss. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and periodically re-evaluates.

Available-for-sale financial assets

AFS investments are those intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or changes in interest rates, exchange rates or investment prices. The Group is not engaged in active trading of financial assets, liabilities or instruments.

Purchases and sales of investments are recognized on trade-date — the date on which the Group commits to purchase or sell the investments. Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Gains and losses arising from changes in fair value are recognized directly in equity until the AFS financial asset is derecognized or impaired. At this time, the cumulative gain or loss previously recognized in equity is transferred to the consolidated income statement. Gains/losses on sales of AFS investments are determined on the first in-first out method.

Interest income is recognized on the accrual basis. Premiums and discounts on fixed income securities are amortized using the effective interest method over the expected lives of the securities. Paydown gains and losses on mortgage and asset-backed securities are included in interest income. Dividend income is recognized when the right to receive payment is established at the ex-dividend date.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of AFS investments, a significant or prolonged decline in the fair value of the investment below its cost is considered in determining impairment. If evidence of impairment exists, the cumulative loss previously recognized in equity is removed from equity and recognized in the consolidated income statement. If, in a subsequent period, the fair value of a debt instrument classified as AFS increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated income statement, the impairment loss is reversed through the consolidated income statement.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the bid price; the quoted market price used for financial liabilities is the ask price.

The fair value of financial instruments that are not traded in an active market is determined by using a variety of methods and makes assumptions that are based on market conditions existing at the balance sheet date. Valuation methods used include the use of comparable recent arm's length transactions, discounted cash flow analysis, pricing models and other valuation techniques commonly used by market participants.

Derivative Financial Instruments at Fair Value through Profit and Loss

Derivatives are categorized as financial assets or financial liabilities held for trading and, accordingly, the Group recognizes fair value adjustments on derivatives in the consolidated income statement in the period in which they arise. The Group does not classify any derivatives as hedges except for certain foreign exchange contracts.

The Group invests in derivative financial instruments that are not traded on an organized exchange. Derivatives are initially recognized at fair value on the trade date when the derivative contract is entered into and are subsequently re-measured at their fair value. The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received). Subsequent fair values are obtained from broker dealers and/or internal and external pricing models using quoted inputs. These inputs may include specific yield and volatility curves. The fair value process includes the assessment of any credit risk associated with such positions. When external pricing sources are not available or deemed inappropriate, fair values can be obtained from recent trading activity or by incorporating other relevant information that may not have been reflected in pricing obtained from external sources. The types of derivatives entered into by the Group include forward commitment contracts and swap contracts. Forward contracts are over-the-counter contracts for delayed delivery of securities or currency in which the buyer agrees to buy and the seller agrees to deliver a specified security or currency at a specified price on a specified date. During the period the forward contract is open, changes in the value of the contract are recognized as unrealized gains or losses. When the forward contract is closed, the Company records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closeout of the contract and the original contract price. Swap contracts involve the exchange by one party with another party of their respective commitments to pay or receive interest, effective return, total return or other referenced returns or amounts over the life of the agreements. The amounts to be paid or received on swaps are recognized as realized gain or loss over the life of the agreements. A realized gain or loss is recorded upon early termination of swap agreements.

Unrealized and realized gain/loss on derivatives are included within net change in fair value on financial instruments at fair value through profit and loss in the consolidated income statement. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative except when offset as described in Note 2.5.

The Company is required to post margin for derivative contracts entered into. The margin varies based on counterparty and the details of the underlying contract.

Hedging

The Group designates certain derivatives as either:

a) hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge); or

b) hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction(cash flow hedge)

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives. The Group also documents its assessment of whether the

derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge

A fair value hedge is a hedge of the exposures to changes in the fair value of a recognized asset or liability. In a fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the consolidated income statement. At the same time when remeasuring the recognized asset or liability related to the fair value hedge, that would normally be recognized in equity under AFS, movements attributable to the hedged risk are also recognized immediately in the income statement. This ensures that the fair value movement attributable to the hedged risk on the asset or liability is offset in the consolidated income statement against the value change on the derivative.

(b) Cash flow hedge

A cash flow hedge is a hedge of the exposure to variability in cash flows from a recognized asset or liability. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement. When a hedging instrument expires or is sold, or when the derivative no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity remains in equity and is recognized in income when the forecast transaction is ultimately recognized. When a forecast transaction is no longer expected to occur, the cumulative gain or loss remaining in equity is immediately transferred to the consolidated income statement.

For the period from commencement of operations through December 31, 2006 and for the three months ended March 31, 2007, the Group has only utilized fair value hedge accounting for hedging foreign exchange risk on foreign currency denominated AFS investments.

Repurchase Agreements

The Group utilizes repurchase agreements to borrow against applicable assets in the investment portfolio. Under these agreements, the Group will sell assets to the repurchase agreement counterparty and agree to repurchase the same asset at a price equal to the original sale price plus accrued interest. These agreements are accounted for as debt, secured by the underlying asset. During the term of a repurchase agreement, the Group earns the principal and interest on the related securities and pays interest to the repurchase counterparty. The Group maintains formal relationships with a number of financial institutions for the purpose of maintaining repurchase agreements on market competitive terms. Because the Group borrows under repurchase agreements based on the estimated fair value of its pledged investments, the Group's ongoing ability to borrow under its repurchase facilities may be limited and its lenders may initiate margin calls in the event interest rates change or the value of its pledged securities decline as a result of adverse changes in interest rates or credit spreads. Repurchase agreements are carried at their contractual amounts which management believes is the best estimate of fair value. Accrued interest payable is recorded separately.

2.5 Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.6 Due from/to brokers

Amounts due from brokers represent receivables for securities sold and amounts due to brokers represent payables for securities purchased that have been contracted for but not yet settled or delivered on the balance sheet date.

2.7 Cash and cash equivalents

Cash and cash equivalents include cash deposits held at call with banks/brokers and other short-term highly liquid investments with original maturities of three months or less.

2.8 Internal use software and other property

Internal use software and other property are stated at historical cost net of accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from three to five years. Costs of additions and improvements are capitalized and repairs and maintenance are charged to expense as incurred. Upon sale or retirement of property, the costs and related accumulated depreciation are eliminated from the consolidated balance sheet, and any resulting gain or loss is reflected in the consolidated income statement. The Group capitalizes costs incurred to license and implement software for internal-use. Such costs are amortized over periods ranging from three to five years.

2.9 Organization costs

Costs incurred with the formation of the Group apart from incremental share offering costs are expensed as incurred.

2.10 Operating expenses

Operating expenses are recorded on the accrual basis as incurred.

2.11 Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds.

2.12 Dividend distribution

Dividend distributions to Company shareholders are recorded as a liability in the period they are approved by the Board of Directors.

2.13 Taxation

The Company is registered in Guernsey as an exempt company. The States of Guernsey Income Tax Authority has granted the Company exemption from Guernsey income tax under the provision of the Income Tax (Exempt Bodies) (Guernsey) Ordinance 1989 and the Company has been charged an annual exemption fee of £600. The Company expects to be treated as a passive foreign investment corporation. The Company intends to operate in such a manner so as not to be subject to U.S. federal income taxes. Income derived by the Company and its subsidiaries may be subject to withholding taxes imposed by the U.S. or other countries. Certain types of period income (including but not limited to dividends) from sources inside the U.S. are subject to U.S. withholding tax at a rate of 30%. There were no withholding taxes incurred by the Company for the period from commencement of operations through December 31, 2006 and for the three months ended March 31, 2007.

3 Critical accounting estimates and judgments

Critical accounting estimates and assumptions

Management makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a higher risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the fair value of financial instruments discussed further in Notes 2.4, 8 and 9.

Critical judgments

Management considers the U.S. dollar the currency that most faithfully represents the economic effect of the underlying transactions, events and conditions. The U.S. dollar is the currency in which the Company measures its performance and reports its results, as well as the currency in which it receives capital.

4 Cash and cash equivalents

Cash and cash equivalents comprise the following balances with original maturities of three months or less:

	December 31, 2006	March 31, 2007 (Unaudited)
Cash at bank/brokers	$ 3,535	$ 2,081
Overnight deposits at bank/brokers	36,000	39,000
Total	$39,535	$41,081

5 Broker margin accounts

Margin accounts represent cash deposits held with brokers and collateral for open derivative contracts.

6 Interest income

Interest income was comprised of the following:

	September 12, 2006 (Commencement of Operations) through December 31, 2006	For the Three Months Ended March 31, 2007 (Unaudited)
Cash and cash equivalents	$ 389	$ 940
AFS financial assets	48,464	136,465
Broker margin accounts	174	35
Total	$49,027	$137,440

7 Internal use software and other property

Internal use software and other property consists of the following:

	December 31, 2006	March 31, 2007 (Unaudited)
Computer software	$3,163	$4,136
Computer hardware	72	72
Less: Accumulated depreciation and amortization	(186)	(382)
Total	$3,049	$3,826

Depreciation and amortization expense was $186 and $196 for the period from September 12, 2006 (commencement of operations) through December 31, 2006, and for the three months ended March 31, 2007, respectively.

8 Available for sale financial assets at fair value

The following table summarizes the Group's securities classified as AFS at December 31, 2006:

Description	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Residential mortgage-backed securities	$6,894,387	$11,815	$(306)	$6,905,896
Bank loans	287,624	692	(213)	288,103
Collateralized loan obligation investment funds	11,971	627	—	12,598
Total	$7,193,982	$13,134	$(519)	$7,206,597

Recognized gains from the de-recognition of AFS securities for the period from commencement of operations through December 31, 2006 was approximately $32.

The following table summarizes the Group's securities classified as AFS at March 31, 2007 (unaudited):

Description	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Residential mortgage-backed securities	$16,461,274	$23,422	$ (855)	$16,483,841
Bank loans	745,206	1,554	(971)	745,789
Collateralized loan obligation investment funds	34,343	1,501		35,844
Mezzanine securities	7,402	17	(1)	7,418
Total	$17,248,225	$26,494	$(1,827)	$17,272,892

Recognized gains from the de-recognition of AFS securities for the three months ended March 31, 2007 was approximately $279.

	September 12, 2006 (Commencement of Operations) through December 31, 2006	For the Three Months Ended March 31, 2007 (Unaudited)
Fair value reserves:		
Balance at beginning of period	$ —	$12,325
Revaluation	12,615	12,052
Foreign exchange translation gain transferred to the consolidated income statements	(290)	(407)
Total	$12,325	$23,970

AFS financial assets at December 31, 2006 consist of the following:

Residential Mortgage-Backed Securities

Principal	Description	Fair Value
$ 68,849	Federal Home Loan Mortgage Corporation Flt. Rate 5.77%, 9/15/2036	$ 69,044
137,640	Federal Home Loan Mortgage Corporation Flt. Rate 5.77%, 9/15/2036	138,060
116,836	Federal Home Loan Mortgage Corporation Flt. Rate 5.75%, 9/15/2036	117,116
157,495	Federal Home Loan Mortgage Corporation Flt. Rate 5.8%, 5/15/2036	157,728
495,005	Federal Home Loan Mortgage Corporation Flt. Rate 5.81%, 10/15/2036	496,441
98,224	Federal Home Loan Mortgage Corporation Flt. Rate 5.8%, 10/15/2036	98,469
171,002	Federal Home Loan Mortgage Corporation Flt. Rate 5.73%, 11/15/2036	171,417
99,625	Federal Home Loan Mortgage Corporation Flt. Rate 5.7%, 11/15/2036	99,864
49,633	Federal Home Loan Mortgage Corporation Flt. Rate 5.7%, 11/15/2036	49,687
297,144	Federal Home Loan Mortgage Corporation Flt. Rate 5.75%, 11/15/2036	297,470
64,540	Federal Home Loan Mortgage Corporation Flt. Rate 5.7%, 11/15/2036	64,634
119,224	Federal Home Loan Mortgage Corporation Flt. Rate 5.78%, 5/15/2036	119,717
25,460	Federal Home Loan Mortgage Corporation Flt. Rate 5.75%, 10/15/2036	25,537
36,658	Federal Home Loan Mortgage Corporation Flt. Rate 5.69%, 10/15/2036	36,712
298,830	Federal Home Loan Mortgage Corporation Flt. Rate 5.81%, 11/15/2036	299,604
49,093	Federal Home Loan Mortgage Corporation Flt. Rate 5.78%, 9/15/2036	49,231

Principal	Description	Fair Value
49,093	Federal Home Loan Mortgage Corporation Flt. Rate 5.78%, 9/15/2036	49,231
44,184	Federal Home Loan Mortgage Corporation Flt. Rate 5.78%, 9/15/2036	44,328
298,141	Federal Home Loan Mortgage Corporation Flt. Rate 5.7%, 11/15/2036	298,429
42,915	Federal Home Loan Mortgage Corporation Flt. Rate 5.71%, 11/15/2036	42,974
44,303	Federal Home Loan Mortgage Corporation Flt. Rate 5.69%, 11/15/2036	44,339
397,373	Federal Home Loan Mortgage Corporation Flt. Rate 5.67%, 11/15/2036	397,559
29,494	Federal Home Loan Mortgage Corporation Flt. Rate 5.77%, 9/15/2036	29,584
111,583	Federal Home Loan Mortgage Corporation Flt. Rate 5.75%, 11/15/2036	111,739
53,808	Federal Home Loan Mortgage Corporation Flt. Rate 5.8%, 6/15/2036	54,082
37,453	Federal Home Loan Mortgage Corporation Flt. Rate 5.8%, 9/15/2035	37,634
	Total Federal Home Loan Mortgage Corporation Securities (amortized cost of $3,394,728)	3,400,630
97,491	Federal National Mortgage Association Flt. Rate 5.77%, 10/25/2036	97,737
97,236	Federal National Mortgage Association Flt. Rate 5.77%, 10/25/2036	97,559
47,851	Federal National Mortgage Association Flt. Rate 5.75%, 10/25/2036	48,009
122,612	Federal National Mortgage Association Flt. Rate 5.77%, 10/25/2036	122,922
104,533	Federal National Mortgage Association Flt. Rate 5.77%, 10/25/2036	104,881
98,486	Federal National Mortgage Association Flt. Rate 5.77%, 10/25/2036	98,744
148,322	Federal National Mortgage Association Flt. Rate 5.76%, 11/25/2036	148,608
197,056	Federal National Mortgage Association Flt. Rate 5.75%, 11/25/2036	197,633
53,288	Federal National Mortgage Association Flt. Rate 5.77%, 11/25/2036	53,460
74,013	Federal National Mortgage Association Flt. Rate 5.84%, 11/25/2036	74,219
246,711	Federal National Mortgage Association Flt. Rate 5.83%, 11/25/2036	247,384

Principal	Description	Fair Value
131,934	Federal National Mortgage Association Flt. Rate 5.73%, 12/25/2036	132,180
109,394	Federal National Mortgage Association Flt. Rate 5.73%, 11/25/2036	109,654
68,750	Federal National Mortgage Association Flt. Rate 5.8%, 11/25/2036	68,893
49,505	Federal National Mortgage Association Flt. Rate 5.7%, 12/25/2036	49,560
55,647	Federal National Mortgage Association Flt. Rate 5.75%, 10/25/2036	55,819
81,070	Federal National Mortgage Association Flt. Rate 5.69%, 11/25/2036	81,187
396,651	Federal National Mortgage Association Flt. Rate 5.71%, 12/25/2036	397,279
52,292	Federal National Mortgage Association Flt. Rate 5.73%, 12/25/2036	52,389
19,574	Federal National Mortgage Association Flt. Rate 5.75%, 10/25/2036	19,635
124,212	Federal National Mortgage Association Flt. Rate 5.71%, 12/25/2036	124,385
59,526	Federal National Mortgage Association Flt. Rate 5.71%, 12/25/2036	59,609
95,713	Federal National Mortgage Association Flt. Rate 5.8%, 8/25/2036	95,956
39,639	Federal National Mortgage Association Flt. Rate 5.7%, 5/25/2036	39,678
74,443	Federal National Mortgage Association Flt. Rate 5.8%, 12/25/2036	74,692
24,594	Federal National Mortgage Association Flt. Rate 5.71%, 12/25/2036	24,633
70,093	Federal National Mortgage Association Flt. Rate 5.75%, 6/25/2036	70,201
102,214	Federal National Mortgage Association Flt. Rate 5.75%, 6/25/2036	102,600
108,660	Federal National Mortgage Association Flt. Rate 5.75%, 6/25/2036	109,018
87,537	Federal National Mortgage Association Flt. Rate 5.75%, 6/25/2036	87,811
250,000	Federal National Mortgage Association Flt. Rate 5.72%, 12/25/2036	250,000
29,464	Federal National Mortgage Association Flt. Rate 5.8%, 11/25/2036	29,525

Principal	Description	Fair Value
69,160	Federal National Mortgage Association Flt. Rate 5.8%, 6/25/2036	69,516
109,711	Federal National Mortgage Association Flt. Rate 5.75%, 6/25/2036	109,890
	Total Federal National Mortgage Association Securities (amortized cost of $3,499,659)	3,505,266
	Total Residential Mortgage-Backed Securities (amortized cost of $6,894,387)	**$6,905,896**
	Bank Loans	
$ 16,400	Ford Motor Company Term Loan B 12/15/2013, 8.36%	16,428
273,196	Other	271,675
	Total Bank Loans (amortized cost of $287,624)	288,103
	Collateralized Loan Obligation Investment Funds (individually less than 5% of total equity; cost of $11,971 which includes €5,000)	12,598
	Total Available for Sale Securities (cost of $7,193,982)	$7,206,597

The following table summarizes the Group's securities classified as AFS at March 31, 2007(unaudited):

Principal	Description	Fair Value
$6,525,683	Federal Home Loan Mortgage Corporation Weighted Avg. Floating Rate 5.70%, Weighted Avg. Legal Maturity Date 2037 (amortized cost of $6,527,489)	$ 6,538,070
9,930,795	Federal National Mortgage Association Weighted Avg. Floating Rate 5.70%, Weighted Avg. Legal Maturity date 2037 (amortized cost of $9,933,785)	9,945,771
	Total Residential Mortgage Backed Securities (amortized cost of $16,461,274)	**16,483,841**
742,504	**Total Bank Loans (amortized cost of $745,206)**	**745,789**
	Collateralized Loan Obligation Investment Funds (cost of $34,343 which includes €22,000)	**35,844**
7,127	**Mezzanine Debt Securities (amortized cost of $7,033)**	**7,032**
	Equity securities obtained in conjunction with mezzanine debt transactions (cost of $369)	**386**
	Total Available for Sale Securities (cost of $17,248,225)	**$17,272,892**

The fair value and cost of AFS financial assets without readily determinable market prices was $12,598 and $11,971, respectively, at December 31, 2006. The fair value and cost of AFS financial assets without readily determinable market prices at March 31,2007 was $43,262 and $41,745, respectively. Fair value for all other AFS financial assets was determined from quoted market prices at December 31, 2006 and March 31, 2007

At December 31, 2006 and March 31, 2007 the carrying amount of AFS financial assets pledged as collateral for open repurchase agreements was $6,851,196 and $16,365,477, respectively.

At December 31, 2006 and March 31, 2007 the Group had unfunded commitments of $2,494 and $10,013, respectively, related to revolving and delayed draw loan investments.

At March 31, 2007 there was an unfunded commitment of $75 million to CSP II, an affiliated investment fund.

The Company has also agreed to subscribe for a 10% interest in each of the remaining investments to be made by Carlyle Mezzanine Partners, an affiliated entity.

Bank loan industry concentrations exceeding 5% of total equity were:

Industry	December 31, 2006	March 31, 2007 (Unaudited)
Automotive	$31,486	$51,469
Beverage, food and tobacco	—	50,844
Broadcast radio and television	18,156	94,885
Buildings and real estate	—	47,397
Cable television	19,915	—
Chemical/plastics	18,633	—
Conglomerates	16,956	—
Electronics/electric	25,150	55,288
Healthcare	26,630	93,488
Publishing	30,962	63,665
Utilities	24,623	80,102

* Concentration less than 5% of total equity.

9 Financial instruments at fair value through profit or loss

The Group's derivative financial instruments at December 31, 2006 are detailed below:

	Currency	Contract/Notional (Local Currency in Thousands)	Fair Value
Derivatives			
Interest Rate Swaps			
Maturity Date: 9/28/2007	SEK	1,464,000	$ (438)
Maturity Date: 10/5/2007	SEK	2,196,000	(218)
Maturity Date: 10/10/2007	SEK	1,464,000	(159)
Maturity Date: 11/9/2007	SEK	1,430,000	(111)
Maturity Date: 11/15/2007	NOK	1,274,000	(499)
Total Interest Rate Swaps			(1,425)
FX Forward			
Maturity Date: 10/23/2008	EUR	5,000	(223)
Total			$(1,648)

The Group's derivative financial instruments at March 31, 2007 (unaudited) are detailed below:

	Currency	Contract/Notional (Local Currency in Thousands)	Fair Value
FX Forwards			
Maturity Date: 10/23/2008	EUR	5,000	$(268)
Maturity Date: 2/26/2010	EUR	17,000	(171)
Total			$(439)

The open foreign exchange forwards at December 31, 2006 and March 31, 2007 have been designated by management as fair value hedges of the Company's investment in Euro denominated collateralized loan obligation investment funds.

As of January 12, 2007 all of the Group's interest rate swaps held at December 31, 2006 were terminated.

Gains and losses recognized in relation to financial instruments at fair value through profit or loss were as follows:

	September 12, 2006 (Commencement of Operations) through December 31, 2006	For the Three Months Ended March 31, 2007 (Unaudited)
Gains/(losses)		
— realized (loss) – closed derivative positions	$ (967)	$(1,668)
— unrealized (loss) gain – open derivative positions	(1,648)	1,209
— realized gain – closed AFS positions	32	279
— unrealized gain – foreign exchange translation on hedged AFS investment	290	407
Total net(loss) gain	$(2,293)	$ 227

10 Borrowings

The Group leverages its portfolio of securities primarily through the use of repurchase agreements and borrowings under a secured revolving credit facility. At December 31, 2006, and at March 31, 2007 the Group had $6,745,918 and $16,054,494 outstanding as borrowings under repurchase agreements with a weighted average borrowing rate of 5.31% and 5.30%, a weighted average remaining maturity of 12 and 22 days and accrued interest payable of $21,855 and $19,280, respectively. The collateral for these borrowings which was held by counterparties at December 31, 2006 and March 31, 2007 was comprised of Group-owned securities with a fair value of $6,851,195 and $16,365,477, respectively. Interest expense for the period ended December 31, 2006 and the three months ended March 31, 2007 was $43,371 and $116,657, respectively.

Repurchase agreements at December 31, 2006

Contract Amount	Description	Fair Value
$216,427	Bear, Stearns & Co. Inc., 5.31%, dated 12/26/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities	$ 216,427
744,185	Banc of America Securities L.L.C., 5.31%, dated 11/30/2006, due 1/4/2007, collateralized by U.S. Government Agency Securities	744,185
490,009	Banc of America Securities L.L.C., 5.31%, dated 11/30/2006, due 1/4/2007, collateralized by U.S. Government Agency Securities	490,009

Contract Amount	Description	Fair Value
$545,117	Deutsche Bank Securities Inc., 5.3%, dated 11/30/2006, due 1/5/2007 collateralized by U.S. Government Agency Securities	$ 545,117
52,728	Deutsche Bank Securities Inc., 5.3%, dated 12/6/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities	52,728
25,280	Deutsche Bank Securities Inc., 5.3%, dated 12/6/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities	25,280
43,192	Deutsche Bank Securities Inc., 5.31%, dated 12/18/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities	43,192
135,343	Deutsche Bank Securities Inc., 5.31%, dated 12/18/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities	135,343
340,301	J.P. Morgan Securities Inc., 5.305%, dated 11/30/2006, due 1/4/2007, collateralized by U.S. Government Agency Securities	340,301
113,932	J.P. Morgan Securities Inc., 5.305%, dated 11/30/2006, due 1/4/2007, collateralized by U.S. Government Agency Securities	113,932
106,879	J.P. Morgan Securities Inc., 5.31%, dated 12/27/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities	106,879
86,103	J.P. Morgan Securities Inc., 5.31%, dated 12/27/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities	86,103
513,094	Lehman Brothers Inc., 5.31%, dated 11/30/2006, due 1/2/2007, collateralized by U.S. Government Agency Securities	513,094
210,020	Lehman Brothers Inc., 5.31%, dated 11/30/2006, due 1/2/2007, collateralized by U.S. Government Agency Securities	210,020
136,390	Lehman Brothers Inc., 5.31%, dated 11/30/2006, due 1/2/2007, collateralized by U.S. Government Agency Securities	136,390
417,061	Lehman Brothers Inc., 5.31%, dated 11/30/2006, due 1/4/2007, collateralized by U.S. Government Agency Securities	417,061
80,646	Lehman Brothers Inc., 5.31%, dated 12/6/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities	80,646
67,996	Lehman Brothers Inc., 5.31%, dated 12/6/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities	67,996
123,311	Lehman Brothers Inc., 5.31%, dated 12/6/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities	123,311
164,619	Lehman Brothers Inc., 5.3%, dated 12/15/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities	164,619
287,428	Lehman Brothers Inc., 5.3%, dated 12/18/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities	287,428
182,750	Lehman Brothers Inc., 5.3%, dated 12/18/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities	182,750
698,896	Lehman Brothers Inc., 5.3%, dated 12/29/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities	698,896
85,811	Lehman Brothers Inc., 5.3%, dated 12/29/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities	85,811
695,731	UBS Securities L.L.C., 5.3%, dated 12/18/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities	695,731
25,517	UBS Securities L.L.C., 5.31%, dated 12/27/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities	25,517

Contract Amount	Description	Fair Value
$ 53,117	UBS Securities L.L.C., 5.31%, dated 12/29/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities	$ 53,117
68,162	UBS Securities L.L.C., 5.31%, dated 12/29/2006, due 1/25/2007, collateralized by U.S. Government Agency Securities	68,162
35,873	UBS Securities L.L.C., 5.31%, dated 12/29/2006, due 1/16/2007, collateralized by U.S. Government Agency Securities	35,873
	Total Repurchase Agreements	**$6,745,918**

At December 31, 2006, the Group had repurchase agreements with the following counterparties:

Counterparty	Amount	Weighted Average Maturity Remaining (Days)	Weighted Average Interest Rate
Bear, Stearns & Co. Inc.	$ 216,427	25	5.31%
Bank of America L.L.C.	1,234,194	4	5.31
Deutsche Bank Securities Inc.	801,659	10	5.30
J.P. Morgan Securities Inc.	647,214	12	5.31
Lehman Brothers Inc.	2,968,023	14	5.31
UBS Securities L.L.C.	878,401	17	5.30
	$6,745,918		

At March 31, 2007, the Group had repurchase agreements with the following counterparties (unaudited):

Counterparty	Amount	Weighted Average Maturity Remaining (Days)	Weighted Average Interest Rate
Bear, Stearns & Co. Inc.	$ 1,261,563	25	5.30
Bank of America L.L.C.	2,061,293	21	5.30
Deutsche Bank Securities Inc.	1,033,657	19	5.30
J.P. Morgan Securities Inc.	784,399	22	5.30
Lehman Brothers Inc.	3,587,476	23	5.30
UBS Securities L.L.C.	2,995,443	20	5.29
Cantor Fitzgerald & Co	2,470,894	22	5.30
Credit Suisse	250,120	25	5.30
Morgan Stanley	681,565	20	5.31
Merrill Lynch & Company, Inc.	928,084	18	5.31
	$16,054,494		

Secured revolving loan

The Company's wholly owned subsidiary CCIL entered into a credit agreement dated October 11, 2006 and was amended to change the borrowing amount and rate on March 16, 2007 (the "Credit Agreement"), with various financial institutions, which allows CCIL to borrow, subject to the terms and conditions defined in the Credit Agreement up to $500,000 under the Extendable Revolving Credit Facility (the "Facility"). Amounts drawn under the Facility may be repaid at anytime prior to maturity in whole or in part at the election of CCIL. The Facility commitment will terminate on July 11, 2008 and will be extended annually by each lender unless written notice is given by the lenders 90 days prior to such decision date. The commitments may in no event be extended beyond October 11, 2016, or at such later date requested by CCIL subject to approval by each Rating Agency. The Facility

was secured by $288,103 and $745,789 of CCIL investments at December 31, 2006 and March 31, 2007, respectively. Under the Credit Agreement, the Company guaranteed the payment of an amount equal to the lesser of $20,000 and the amount necessary for CCIL to satisfy the over-collateralization test as defined in the Credit agreement through March 31, 2007. The secured revolving loan is carried at its contractual amount which management believes is the best estimate of fair value.

As of December 31, 2006 and March 31, 2007, the Company borrowed $218,300 and $476,400 under the Facility at weighted effective annual interest rates of 5.85% and 5.77%, respectively. Under the terms of the Credit Agreement, outstanding amounts under the Facility generally accrue interest at the Libor Rate plus 45 basis points that resets monthly. Interest expense incurred on the Facility for the period ended December 31, 2006 and the three months ended March 31, 2007 was $1,208 and $4,516, respectively, and interest accrued was $583 and $920 at December 31, 2006 and March 31, 2007, respectively.

On February 7, 2007, CIM, representing CCIL as its investment manager, executed an engagement letter with a financial institution to initiate a secured note issuance program with an anticipated range of initial note issuance of $600,000 to $800,000.

On April 4, 2007 the Credit Agreement was amended to change the borrowing amount available to $600,000 from $500,000.

11 Accounts payable and accrued expenses

Accounts payable and accrued expenses consist of the following:

	December 31, 2006	March 31, 2007 (Unaudited)
Accounts payable	$2,064	$2,468
Accrued expenses due to related parties	1,089	3,552
Other accrued expenses	1,351	1,134
Total	$4,504	$7,154

12 Share capital / premium

The Company's authorized share capital currently consists of Class A voting and Class B non-voting ordinary shares. The six Class A shares outstanding are individually held by non-U.S. partners of The Carlyle Group. All Class B shares were issued at a subscription price of $20 per share. Class A shares do not participate in any profit or loss of the Company. As of December 31, 2006, 13,154,000 Class B shares were issued and fully paid generating capital proceeds of $263,080. Directors of the Company, and employees and affiliates of The Carlyle Group purchased 3,184,000 of the Class B shares during 2006. The remaining Class B shares were purchased by six individual shareholders. On February 28, 2007 investors purchased 16,846,000 of Class B shares at $20 per share. No shares held by directors or employees and affiliates of The Carlyle Group were sold in this transaction. At

March 31, 2007 Directors of the Company, and employees and affiliates of The Carlyle Group held 3,553,600 of the Class B shares. The table below details the share capital:

	December 31, 2006	March 31, 2007 (Unaudited)
Authorized shares:		
Class A voting shares	100	100
Class B non-voting shares	30,000,000	30,000,000
Issued and fully paid:		
Class A voting shares at par (par value $.01 per share)	$ —	$ —
Class B non-voting shares at par (par value $.01 per share)	132	300
Total share capital	$ 132	$ 300
Class B Share premium, before share issuance costs and transfer to distributable reserves	$ 262,948	$ 599,700
Less share issuance costs	(1,190)	(11,584)
Less transfer to distributable reserves	—	(550,000)
Total share premium	$ 261,758	$ 38,116

On February 15, 2007, the Company passed a special resolution to reduce its share capital. As required under The Companies (Guernsey) Law, 1994 (as amended), the resolution was approved by the Royal Court in Guernsey on March 16, 2007. On March 31, 2007 $550,000 was transferred from the existing share premium account to distributable reserves to assist the Directors in managing the dividend policy.

As a closed-end investment fund the ordinary shares of the Company are not redeemable.

At December 31, 2006 and March 31, 2007, equity per Class B share was $20.67 and $20.72, respectively.

On April 26, 2007 the Board of Directors approved an increase in the amount of authorized Class B shares — to 500,000,000.

Dividends

Each issued and fully paid Class B share is entitled to dividends when declared. From the earlier of the end of the fiscal quarter in which the Company publicly lists its shares or December 31, 2007, shareholders holding Class B shares as of the last business day of each quarter will be eligible to receive a quarterly dividend, subject to the declaration of the Board of Directors out of funds legally available therefore, payable on or before the end of the following quarter. The amount of any such quarterly dividend is expected to be approximately 90% of net income before any non-cash equity compensation expense, provided that any such quarterly dividend will not exceed the cumulative retained earnings and distributable reserve to the extent permitted by applicable law.

Earnings per share

Basic earnings/(loss) per share is calculated by dividing the net profit/loss attributable to the Company's Class B shareholders by the weighted average number of Class B shares in issue during the period, excluding the

average number of Class B shares purchased by the Company and held as treasury shares. Basic earnings/(loss) per Class B share is computed for the periods as follows:

	September 12, 2006 (Commencement of Operations) through December 31, 2006	For the Three Months Ended March 31, 2007
		(Unaudited)
Net gain (loss) attributable to Class B shareholders	$ (2,373)	$ 11,560
Weighted average number of class B shares in issue	6,039,947	19,143,689
Basic earnings/(loss) per Class B share (expressed in $ per share)	$ (0.39)	$ 0.60

The Group has not issued any other instruments that are considered to have dilutive potential. There were no treasury purchases during the period from September 12, 2006 (commencement of operations) through December 31, 2006 and for the three months ended March 31, 2007.

13 Financial risk management

13.1 Strategy in using financial instruments

The Group's objective is to achieve current income, and to a lesser extent capital appreciation, by investing in a diversified portfolio of fixed income assets with a mix of mortgage products and leveraged finance assets. Derivatives are an integral part of the Group's investment strategy. The Group utilizes leverage extensively both through borrowing and/or through market exposure, to increase potential returns.

The Group is exposed to market price risk, interest rate risk, credit risk, liquidity risk and currency risk arising from the financial instruments it holds. The risk management policies employed by the Group to manage these risks are discussed below.

13.2 Market price risk

Market values of the Group's investments may decline for a number of reasons, such as causes related to changes in prevailing market and interest rates, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk, and widening of credit spreads. Substantially all of the Group's investments are subject to prepayment.

A substantial portion of the Group's investments are classified as AFS. Changes in the market value of those assets will be directly charged or credited to equity. If the decline in value of an AFS investment is considered an impairment, such decline will reduce earnings.

A decline in market value of the Group's assets may have particular adverse consequences in instances where the Group has borrowed money based on the market value of those assets. A decrease in market value of those assets may result in the lender (including derivative counterparties) requiring the Group to post additional collateral or otherwise sell assets at a time when it may not be in the best interest of the Group to do so.

The use of leverage also increases risk as it magnifies the effect of any market price volatility on capital.

All investments present a risk of loss of capital. The investment policy moderates this risk through selection of securities and other financial instruments within specified limits. The maximum risk is determined by the fair value of the financial instruments. The Group's overall market positions are monitored by the Investment Manager and are reviewed by the Board of Directors.

13.3 Interest rate risk

Changes in interest rates could negatively affect the value of the Group's investments, which could result in reduced earnings or losses and negatively affect cash flows including the cash available for dividends. The Group will invest in fixed-rate debt investments. Under a normal yield curve, an investment in these instruments will decline in value if interest rates increase. The Group also invests in floating rate debt investments, for which decreases in interest rates will have a negative effect on yield. At December 31, 2006 the Group's investments in floating rate residential mortgage securities are tied to one month LIBOR, reset monthly, have a lifetime coupon cap of approximately 150 to 175 basis points over one month Libor and have a weighted average life of 3.5 years to 4.0 years with final legal maturities of 30 years. Decreases in interest rates will increase prepayments and reduce investment duration.

Any excess cash and cash equivalents are invested at short-term market interest rates.

The table below summarizes the Group's exposure to interest rate risk at December 31, 2006. It includes the Group's assets and liabilities at fair values, categorized by the earlier of contractual re-pricing or maturity dates.

	Up to 1 Year	1-5 Years	Non-Interest Bearing	Total
Assets				
Cash and cash equivalents	$ 39,535	$ —	$ —	$ 39,535
AFS financial assets	7,206,597	—	—	7,206,597
Other assets	48,397	—	23,079	71,476
Total assets	$7,294,529	$ —	$ 23,079	$7,317,608
Liabilities				
Repurchase agreements	$6,745,918	$ —	$ —	$6,745,918
Secured revolving loan	218,300	—	—	218,300
Derivative financial instruments	1,425	223	—	1,648
Other liabilities	—	—	79,850	79,850
Total liabilities	$6,965,643	$ 223	$ 79,850	$7,045,716
Interest sensitivity gap for non-derivative items	$ 330,311	$ —	$(56,771)	$ 273,540
Total interest sensitivity gap	$ 328,886	$(223)	$(56,771)	$ 271,892

At December 31, 2006, substantially all interest bearing assets (mortgages and bank loans) were floating rate with reset periods principally monthly. These assets are described in Note 8. At December 31, 2006 these assets were financed with equity, short-term repurchase agreements and a floating rate secured loan with a monthly reset period. The repurchase agreements and secured loan terms are described in Note 10.

At March 31, 2007 the Group's investments in floating rate residential mortgages are tied to one month LIBOR, reset monthly, have a lifetime cap of approximately 150 to 175 basis points over one month LIBOR and have a weighted average life of 4.0 to 4.5 years with final legal maturities of 30 years.

The table below summarizes the Group's exposure to interest rate risk at March 31, 2007(unaudited). It includes the Group's assets and liabilities at fair values, categorized by the earlier of contractual re-pricing or maturity dates.

	Up to 1 Year	1-5 Years	5-10 Years	Non-Interest Bearing	Total
Assets					
Cash and cash equivalents	$ 41,081	$	$	$	$ 41,081
AFS financial assets	17,265,474	—	7,032	386	17,272,892
Other assets	1,406	—	—	47,733	49,139
Total assets	17,307,961	—	7,032	48,119	17,363,112
Liabilities					
Repurchase agreements	16,054,494	—	—	—	16,054,494
Secured revolving loan	476,400	—	—	—	476,400
Derivative financial instruments	—	439	—		439
Other liabilities	—	—	—	210,152	210,152
Total liabilities	16,530,894	439	—	210,152	16,741,485
Interest sensitivity gap for non-derivative items	777,067		7,032	(162,033)	622,066
Total interest sensitivity gap	$ 777,067	$(439)	$7,032	$(162,033)	$ 621,627

At March 31, 2007, substantially all mortgages and bank loans as well as the investments underlying the CLO investment funds were floating rate with reset periods principally monthly. The mezzanine debt securities are substantially all fixed rate and mezzanine equity securities are non-interest bearing. These assets are described in Note 13.4. At March 31, 2007 these assets were financed with equity, short-term repurchase agreements and a floating rate secured loan with a current monthly reset period. The repurchase agreements and secured loan terms are described in Note 10.

The Group's overall interest sensitivity is monitored by the Group's Investment Manager and is reviewed by the Board of Directors.

13.4 Credit risk

The Group takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Impairment provisions are provided for losses that have been incurred by the balance sheet date, if any.

Transactions are settled on a delivery versus payment method using approved counterparties. The risk of default is mitigated, as delivery of securities sold is only made once confirmation of payment has been received. Payment is released on a purchase once the securities have been delivered. The trade will fail if either party fails to meet their obligation.

The Group restricts its exposure to credit losses on the trading derivative instruments it holds by entering into master netting arrangements with approved counterparties The credit risk associated with favorable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. The Group's overall exposure to credit risk on derivative

instruments, subject to a master netting arrangement, can change substantially within a short period, as it is affected by each transaction subject to the arrangement.

The Group may invest in both investment grade and non-investment grade securities and non-rated debt. For unrated assets a rating is assigned using an approach agreed with one of the well known rating agencies.

The portfolio by S&P rating category was:

Rating	December 31, 2006	March 31, 2007 (Unaudited)
AAA	95.83%	95.43%
BBB+	—	0.05
BBB−	0.01	0.01
BB+	0.32	0.03
BB	0.46	0.39
BB−	0.69	0.60
B+	0.83	1.23
B	1.08	1.34
B−	0.39	0.30
CCC+	0.13	0.11
CCC−	—	0.07
NR	0.26	0.44
Total	**100.00%**	**100.00%**

As of December 31, 2006 and March 31, 2007, the residential mortgage securities portfolio consisted of securities issued by Federal National Mortgage Association (Fannie Mae) and Federal Home Loan Mortgage Corporation (Freddie Mac). Both issuers are United States Government-Sponsored Enterprises and are rated AAA by Moody's Investors Services, Inc., AAA by Standard & Poor's Ratings Service and AAA by Fitch Ratings. Both issuers guarantee that the required payments of principal and interest will be available for distribution to investors on time. Mortgage securities issued by Fannie Mae and Freddie Mac are considered to carry an implied guarantee by the United States Government. Residential mortgage securities issued by Fannie Mae and Freddie Mac are backed by pools of mortgage loans collateralized by residential homes.

Bank loans, including loans underlying the collateralized loan obligation investments and mezzanine securities, are subject to default risk and at December 31, 2006 and March 31, 2007 represent those investments in the portfolio rated less than AAA. Any overcollateralization of repurchase agreements exposes the Company to default risk by counterparties.

The Group's credit risk is monitored by the Group's Investment Manager and is reviewed by the Board of Directors.

13.5 Liquidity risk

Some of the Group's investments may be illiquid and the Group may not be able to vary its portfolio in response to changes in economic and other conditions. The trading volume in the bank loan market has historically been small relative to the market for other securities. The securities that the Group purchases in connection with privately negotiated transactions are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements. Some of the mortgage-backed securities, all bank loans and the collateralized loan obligation investments that the Group purchases are traded in private, unregistered transactions and are therefore subject to

restrictions on resale. Certain investments may have no established trading market. In addition, if the Group is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which it previously recorded its investments. Furthermore, the Group may face other restrictions on its ability to liquidate an investment in a business entity to the extent that it or The Carlyle Group has or could be attributed with material non-public information regarding such business entity.

The Group intends to maintain a liquidity cushion of 20% percent of adjusted equity. The purpose of the liquidity cushion is to have cash or near cash investments available to meet potential margin calls on financed security positions. Unencumbered AAA US Agency securities qualify as an eligible investment for purposes of meeting the minimum requirement of equity for the liquidity cushion. Approval from the Investment Committee of the Board of Directors is required to operate below 20% percent of adjusted equity. Adjusted equity is defined as total equity less investments in alternative asset investment funds including but not limited to private equity or debt funds and any direct investments in mezzanine, distressed, private equity or similar securities which are not subject to margin requirements. As of December 31, 2006, the Group held a liquidity cushion of 36% of adjusted equity which was $94,236. The liquidity cushion is comprised of:

- cash and cash equivalents of $39,535,
- unencumbered AFS assets of $67,299 less $12,598 of investments in collateralized loan obligation funds.

As of March 31, 2007, the Group held a liquidity cushion of 28% of adjusted equity which was $159,445. The liquidity cushion is comprised of:

- cash and cash equivalents of $41,081,
- unencumbered AFS assets of $161,626 less $43,262 of investments in collateralized loan obligation funds and mezzanine securities.

The Group may from time to time invest in derivative contracts traded over the counter, which are not traded in an organized public market and may be illiquid. As a result, the Group may not be able to liquidate quickly its investments in these instruments at an amount close to their fair value to meet its liquidity requirements or to respond to specific events such as deterioration in the creditworthiness of any particular issuer.

Descriptive detail, including maturities of the December 31, 2006 investments, repurchase agreements and derivative positions is included in Notes 8, 9 and 10.

The Group's liquidity position is monitored by the Investment Manager and is reviewed by the Board of Directors.

13.6 Currency risk

The Group holds assets denominated in currencies other than the U.S. dollar, the functional currency. The Group is therefore exposed to currency risk, as the value of the securities denominated in other currencies will fluctuate due to changes in exchange rates. The Group may enter into currency hedging transactions if it is considered to be economically justifiable.

The table below summarizes the Group's exposure to currency risks:

Concentration of assets and liabilities at:

	December 31, 2006	March 31, 2007 (Unaudited)
Assets		
Cash and cash equivalents	$ 557	$ —
AFS financial assets	6,306	29,844
Liabilities		
Derivative financial instruments	1,648	439

Management does not believe the currency risk to be significant therefore no sensitivity analysis is included.

The Group's currency position is monitored by the Investment Manager and is reviewed by the Board of Directors.

14 Related-party transactions

The Group is managed by CIM, an affiliate of The Carlyle Group. CIM is responsible for selecting, evaluating, diligencing, negotiating and structuring, executing, monitoring and exiting investments and managing un-invested capital for the Group. Under the terms of the investment management agreement dated September 20, 2006, CIM is appointed for a one year term which will be automatically renewed for additional one-year terms as of each anniversary thereof unless it is terminated as follows: (1) by CIM at any time upon 180 business days notice or (2) upon the occurrence of (a) a resolution adopted by a majority of the independent members of the Board of Directors and not otherwise affiliated with CIM and (b) a resolution adopted by the holders of at least 66⅔% of the Shares (excluding any such shares held by affiliates or employees of CIM).

The Group expects CIM to have access to the resources and core competencies of The Carlyle Group, with a specific focus on utilizing the investment knowledge of The Carlyle Group's U.S. High Yield, Mezzanine Debt, Distressed Debt and European Leveraged Finance investment units by directly investing or co-investing in their respective funds, products and other investments.

Directors

Directors' fees and expenses for the period from September 12, 2006 (commencement of operations) through December 31, 2006 and for the three months ended March 31, 2007 were approximately $84 and $82, respectively and are included within professional services expenses.

Management Fee

CIM receives compensation in the form of a management fee payable quarterly, in arrears. The management fee is computed each quarter as an amount equal to the product of (i) 0.4375% (equal to 1.75% per annum) and (ii) the Group's Equity, as defined, in respect of each quarter. For purposes of calculating the management fee, Equity means the sum of the net proceeds from any issuance of the shares, net of issuance costs plus accumulated (deficit) earnings prior to any non-cash equity compensation expense incurred in the current or prior periods. The definition of Equity for this calculation excludes fair value adjustments on AFS securities accounted for within fair value reserves in the consolidated statements of changes in equity. Management fees are adjusted for any such fees incurred with respect to investments in other Funds advised by CIM or affiliates of The Carlyle Group. The management fee earned and owed by CIM as of and for the periods ended December 31, 2006 and March 31, 2007 were $635 and $1,686, respectively.

Incentive Fee

CIM is also entitled to receive an incentive fee payable quarterly, in arrears. The incentive fee is computed each quarter as an amount equal to the product of (i) 25% of the dollar amount by which the Group's net income, before accounting for the incentive fee, per weighted average Class B share for such quarter, exceeds an amount equal to the product of (A) the weighted average of the price per Class B share for all issuances of Class B shares after deducting any issuance costs and (B) the greater of (1) 2.00% or (2) 0.50% plus one fourth of the Ten Year Treasury Rate for such quarter, and (ii) the weighted average number of Class B shares outstanding during such quarter. Net income for purposes of this calculation is before non-cash equity compensation expense. Incentive fees are adjusted for any such fees incurred with respect to investments in other Funds advised by CIM or affiliates of The Carlyle Group. No incentive fee was earned by CIM or owed by the Group as of and for the period ended December 31, 2006. The incentive fee earned and owed to CIM as of and for the period ended March 31, 2007 was $1,330.

Investment in Affiliated Funds

At December 31, 2006, the Group held investments in two collateralized loan obligation investment funds managed by affiliates of The Carlyle Group having an aggregate fair value of $12,598. At March 31, 2007, the Group held investments in three collateralized loan obligation investment funds managed by affiliates of The Carlyle Group having an aggregate fair value of $35,844. Additionally, the Group has co-invested with affiliates of the Carlyle Group in several mezzanine investments having an aggregate fair value of $7,418. Commitments to affiliated funds or investments are disclosed in Note 8.

Other

CIM bears all expenses arising out of the performance of its investment advisory responsibilities and duties but is not responsible for any expenses of the Group. CIM is reimbursed for all non-investment advisory related fees and expenses that it incurs on behalf of the Group. The Group is required to pay a portion of rent, telephone, utilities, office furniture, machinery and other office, internal and overhead expenses of The Carlyle Group and its affiliates required for the Group operations. For 2006, the Group agreed to reimburse The Carlyle Group for $55 incurred for office rent, furniture and supplies incurred since inception. CIM overhead allocated to the Group was not charged to the Group in 2006. Because CIM's employees perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants would otherwise perform for the Group, CIM is reimbursed for the cost of performing such services. The actual cost of personnel fully dedicated to the Group was $343.8 for the period from commencement of operations through December 31, 2006. At December 31, 2006, $343.8 was included in accrued expenses for amounts due CIM under these agreements.

For the year ending December 31, 2007, the Group has agreed to reimburse The Carlyle Group $270 for office rent, furniture and supplies and $900 for overhead services that outside professionals would otherwise perform. The actual cost of personnel fully dedicated to the Group was $243.7 for the three months ended March 31, 2007. At March 31, 2007, $536.2 was included in accrued expenses for amounts due CIM under these agreements.

Prior to the receipt of the net proceeds upon the initial closing of the Group's private equity placement on October 16, 2006, the Company's investment activities were funded by The Carlyle Group upon issuance of promissory notes aggregating $11,602. These amounts were repaid in full together with interest totaling $49.5 earned at three month LIBOR plus 300 basis points.

At December 31, 2006 and March 31, 2007, Directors of the Company and employees and affiliates of The Carlyle Group owned all the voting share capital and $63,680 and $71,072, respectively of the non-voting share capital of the Company.

15 Parent company financial information

The following illustrates the financial position of the Company using the same accounting policies of the Group without the effects of consolidating its subsidiaries as of:

	December 31, 2006	March 31, 2007 (Unaudited)
ASSETS		
Non-current Assets		
Available for sale financial assets, at fair value		
Unencumbered	$ 54,701	$ 125,782
Held as collateral	6,851,196	16,365,477
Internal use software and other property, at amortized cost	3,049	3,826
Investment in subsidiaries, at fair value	38,894	141,620
Total non-current assets	6,947,840	16,636,705
Current Assets		
Interest receivable	12,139	26,056
Prepaid expenses and other current assets	337	276
Broker margin account	48,397	1,406
Cash and cash equivalents	39,124	38,437
Total current assets	99,997	66,175
Total assets	$7,047,837	$16,702,880
EQUITY		
Capital and reserves attributable to shareholders		
Share capital	$ 132	$ 300
Share premium	261,758	38,116
Distributable reserves	—	550,000
Accumulated (deficit) earnings	(2,373)	9,187
Fair value reserves	12,325	23,970
Total equity	$ 271,842	$ 621,573
LIABILITIES		
Current Liabilities		
Repurchase agreements	$6,745,918	$16,054,494
Interest payable	21,855	19,280
Derivative financial instruments, at fair value through profit and loss	1,648	439
Due to brokers	2,070	—
Accounts payable and accrued expenses	4,504	7,094
Total current liabilities	$6,775,995	$16,081,307
Total equity and liabilities	$7,047,837	$16,702,880

16 Reconciliation to U.S. generally accepted accounting principals ("U.S. GAAP")

16.1 Reconciliation to net (loss) income under U.S. GAAP

The reconciliation between consolidated net (loss)/income under IFRS and U.S. GAAP is as follows:

	September 12, 2006 (Commencement of Operations) through December 31, 2006
Net (loss) in accordance with IFRS	$ (2,373)
AFS fair value reserve adjustment	12,325
Net income in accordance with U.S. GAAP	$ 9,952

Changes in the fair value of investments classified as AFS under IFRS are taken into income under U.S. GAAP on the basis of the accounting rules applicable to investment companies.

16.2 Reconciliation to equity under U.S. GAAP

The reconciliation between consolidated equity under IFRS and U.S. GAAP as of December 31, 2006 is as follows:

	December 31, 2006
Total equity in accordance with IFRS	$271,892
Minority interest	(50)
Total equity in accordance with U.S. GAAP	$271,842

Minority interest is classified as a liability under U.S. GAAP. In addition, within total equity fair value reserves related to changes in fair value of AFS financial assets would be included in retained earnings under U.S. GAAP.

16.3 Financial highlights under U.S. GAAP

The following information is required by and prepared in accordance with U.S. GAAP, and does not reflect management's views on the appropriate standards for measuring the Group's investment performance.

Total Return Calculation

Total return is based upon the change in net asset value per share during the period. An individual shareholder's return may differ because of certain factors including the timing of share purchases.

Supplemental Data Calculation

The expense ratios are calculated for the Group taken as a whole. The computation of such ratios based on the amount of expenses assessed to an individual shareholder's net assets will vary from these ratios based on the timing of an individual shareholder's share purchases.

Per share operating performance (Actual amounts for a Class B share of stock outstanding throughout the period):

Net asset value, beginning of period	$ 20.00
Income from investment operations:	
Net investment (loss)(2)(7)	(0.01)
Net gain on investment transactions(7)	0.68
Net asset value at December 31, 2006	$ 20.67
Total return(1)(3)	3.35%
Supplemental Data:	
Ratio to average equity:(4)	
Organization costs(3)	1.44%
Interest expense(5)	118.19%
Operating expenses(5)	7.11%
Total expenses	126.74%
Net investment income(6)(7)	3.10%
Net investment income excluding organization costs(5)(7)	4.54%

(1) Total return is calculated based on the change in net asset value per share during the period.

(2) Based on average shares outstanding during the period.

(3) Not annualized.

(4) For the period September 12 through October 16, 2006 the Company was capitalized by promissory notes from The Carlyle Group. For purposes of this calculation, equity for this period was represented by the amount of the promissory notes outstanding.

(5) Annualized.

(6) Organization costs included in net investment income ratio were not annualized.

(7) The information presented herein is classified in accordance with U.S. GAAP.

ANNEX I: OUR DIRECTORS

In addition to serving as the directors of our company, our directors are, or have been, members of the administrative, management or supervisory bodies or partners of the following companies or partnerships, at any time in the previous five years:

Current Directorships and Partnerships	Past Directorships and Partnerships
Robert B. Allardice III	
Vanguard Car Rental Group, Inc.	Bankers Trust Company
	Deutsche Bank Canada
William E. Conway, Jr.	
The Carlyle Group and related entities	Dr. Pepper/Seven Up Bottling Group
	Eg+g Technical Services, Inc.
	GTS Duratek, Inc.
	Lear Siegler Services, Inc.
	Nextel Communications
	Sprint Nextel Corporation
	The Hertz Corporation
	United Defense
	US Investigative Services
James H. Hance, Jr.	
Cousins Properties Incorporated	Bank of America Corporation
Duke Energy Corporation	Caraustar Industries, Inc.
Rayonier Inc.	EnPro Industries, Inc.
Sprint Nextel Corporation	Family Dollar Stores, Inc.
	Lance, Inc.
	Summit Properties, Inc.
John Loveridge	
Annington Management Services (Gsy) Limited	Asia No. 1 Property Fund Limited
Cabrillo Capital 1 Sarl	Chemdis Limited
Carlyle Co-Invest GP Limited	Cypress Tree Leveraged Alternative Income Fund Limited
Carmel Capital Sarl II Limited	Cypresstree International Fund PCC Limited
Carmel Capital Sarl III Limited	Cypresstree International Loan Holding Limited
Carmel Capital Sarl IV Limited	eOffshore Fund PCC Limited
Carmel Capital Sarl Limited	EQT 111 Limited
CEP Investment Administration II Limited	EQT IV Limited
CEP Investment Administration Limited	EQT DLP Limited
CEVP, Ltd	EQT Investments Limited
CGH 3 Limited	G.M. Trustees Limited
CGH 4 Limited	Goethe Holdings Limited
Ciconia Holdings Limited	Goethe Management Limited
Cypresstree International Fund Management Limited	Milestone Capital I (GP) Limited
Farnham Street Management Cayman Limited	Mourant Guernsey Limited
G.M. Trustees Limited	PHI Property Limited (name changed from Swiss Capital)
Goethe Holdings Limited	Redbridge Nominees Limited
Goethe Management Limited	Redbridge Offshore Limited
Greenpark Capital Investment Management Limited	SC L/S Equity Subsidiary Limited
Greenpark International General Partner I Limited	SC Low Vol Subsidiary Limited

Current Directorships and Partnerships	Past Directorships and Partnerships
Greenpark International General Partner II Limited	SC Trading Invest Limited
Greenpark International General Partner III Limited	SC Trend Subsidiary Limited
Island Sky Services (Gsy) Limited	SC Turnaround Invest (Guernsey) Limited
Island Sky Services 2 (Guernsey) Limited	Sciens Management Limited
Island Sky Services Holdings Limited	Special Situations Venture (GP) Limited
Island Sky Services Investments Limited	Special Situations Venture Managers (MLP) Limited
London 58 Limited	Swiss Capital Non-Traditional Funds PCC (Guernsey) Limited
MG Holding Limited (Now AD Binnenport Ltd)	
Monterey Capital I Sarl Limited	
Monterey Capital II Sarl Limited	
Monterey Capital III Sarl Limited	
Monterey Capital IV Sarl Limited	
Monterey Holdings Limited	
NT General Partner Guernsey Limited	
SC Invest Holding (Dublin) Limited	
SC Invest Holding (Guernsey) Limited	
SCNTF II Limited	
Terra Firma 3 Investments Limited	
Terra Firma Capital Investments (GP) Limited	
Terra Firma Capital Partners Holdings Limited	
Terra Firma DA Assignment Co. Limited	
Terra Firma DA Executive Investments (GP) Limited	
Terra Firma Executive Investments (GP) Limited	
Terra Firma Investments (DA) II Limited	
Terra Firma Investments (DA) Limited	
Terra Firma Investments (GP) 2 Limited	
Terra Firma Investments (GP) 3 Limited	
Terra Firma Investments (GP) Limited	
H. Jay Sarles	
Ameriprise Financial, Inc.	Visa International
AvalonBay Communities, Inc.	Visa U.S.A.
DentaQuest Ventures	
MBNA Europe Bank Ltd.	
John Stomber	
	Aozora Bank, Ltd.
	Merrill Lynch Bank USA
	Merrill Lynch Capital Markets Bank Limited
	Merrill Lynch International Bank Limited
Michael J. Zupon	
N/A	N/A

ANNEX II: GIPS COMPOSITES

Carlyle U.S. Leveraged Finance Total Return Loan Composite

Carlyle U.S. Leveraged Finance*
Statement of Investment Performance
Investment Performance: As of December 31, 2006

Carlyle U.S. Leveraged Finance Total Return Loan Composite

Annual Returns

Year	Composite Return %	Benchmark Return %(II)	Return Increment	Number of Portfolios	Standard Deviation	Composite Market Value ($ in millions)	Firm Assets Under Management ($ in millions)	Percent of Firm's Assets
1999(I)	4.61%	1.63%	2.98%	fewer than 5	NM	$ 252.9	$1,101.7	22.95%
2000	8.48%	4.73%	3.75%	fewer than 5	NM	$ 331.7	$1,373.3	24.16%
2001	4.00%	2.68%	1.32%	fewer than 5	NM	$ 303.0	$1,560.8	19.41%
2002	2.64%	(0.15)%	2.79%	fewer than 5	NM	$ 279.4	$1,878.4	14.87%
2003	10.63%	7.02%	3.61%	fewer than 5	NM	$ 318.4	$2,233.6	14.26%
2004	6.19%	4.83%	1.36%	fewer than 5	NM	$ 333.8	$2,607.6	12.80%
2005	5.63%	5.06%	0.57%	fewer than 5	NM	$ 435.3	$2,650.0	16.43%
2006	7.18%	6.82%	0.36%	fewer than 5	NM	$1,331.4	$4,156.1	32.03%

Annualized Returns as of December 31, 2006

	Composite Return %	Benchmark Return %(II)	Return Increment
Last 12 months	7.18%	6.82%	0.36%
Last 3 Years.	6.33%	5.57%	0.76%
Last 5 Years.	6.42%	4.69%	1.73%
ITD	6.49%	4.28%	2.21%

* Formerly known as Carlyle U.S. High Yield.

NM Not meaningful when there are fewer than 5 accounts in the composite for the full year.

(I) For the period June 1, 1999 (inception) to December 31, 1999.

(II) Not covered by the report of independent accountants.

Investment Management Fee Schedule:

1.00% less than $150 million

0.75% between $150 million and $300 million

0.65% between $300 million and $500 million

0.55% greater than $500 million

Fees may be negotiated on a per client basis.

Notes:

1 Carlyle U.S. Leveraged Finance (formerly known as Carlyle U.S. High Yield) is defined as a separate investment management team that is organizationally and functionally segregated from other groups within The Carlyle Group. Carlyle U.S. Leveraged Finance specialized in managing investments in primarily below investment grade fixed and floating rate corporate debt assets.

2 Carlyle U.S. Leveraged Finance Total Return Loan Composite ("Composite") includes all discretionary portfolios whose investment strategy is to outperform the LSTA Leveraged Loan Index by using a total return

approach and investing in US ($), British Sterling, or Euro denominated floating rate corporate debt assets including current and non-current pay assets, without limitation to final maturity constraints.

3 Carlyle U.S. Leveraged Finance has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

4 This composite was created on June 30, 2003 for GIPS purposes. Portfolios are included in the Composite at the beginning of the first full month following the closing date they meet the above criteria. A complete list and description of all composites managed by Carlyle U.S. Leveraged Finance is available upon request. Additional information regarding the firm's policies and procedures for calculating and reporting performance returns is available upon request.

5 Trade date accounting is being used as of January 1, 2005. Prior to January 1, 2005, settlement date accounting was being used. All performance results are calculated in U.S. dollars. The Composite does not include the effects of leverage. Interest income is recorded on an accrual basis.

6 Balanced portfolio segments are included in the Composite performance results. Cash and equivalents are allocated on a pro-rata basis to each portfolio based on beginning of month asset balances.

7 Performance results are based on true time-weighted or approximations of time-weighted returns (i.e. Modified Dietz) and are stated gross of actual advisory fees. Portfolios are valued weekly and month-end.

8 Prior to July 1, 2005, annual gross rates of return were calculated by weighting each portfolio's monthly returns by its beginning market value as a percentage of the total composite's beginning market value and geometrically linking the monthly composite returns. Commencing July 1, 2005, annual gross rates of return are calculated by time weighting each asset's monthly returns using beginning market value and cash flows geometrically linking the monthly composite returns.

9 Returns are presented before investment management fees (outlined above) and custodial fees but net of all trading expenses. Returns after such fees will be lower than displayed above. There are non-fee paying portfolios, although there may have been periods when fees were waived.

10 The standard deviation of annual account returns is calculated as the measurement of variance from the mean annual account return. The standard deviation is not meaningful for composites containing fewer than 5 portfolios in the Composite for the full year.

11 Effective October 1, 2004, the benchmark for this Composite is the LSTA Leveraged Loan Index ("Index"). This Index tracks the performance of the leveraged loan market by monitoring a large sample of actively traded loans. The Index offers timely reporting of market performance by plotting the total return (comprised of LIBOR, credit spreads, and loan price movements) of leveraged floating rate investments. Prior to October 1, 2004, the Bank of America Leveraged Loan Index was being used as the comparative index. As of October 1, 2004, Bank of America no longer publicly reports the performance of the Bank of America Leveraged Loan Index.

12 Portfolios are managed on a team basis. No alterations have been made to the Composite as a result of changes in investment professionals.

13 The minimum account size for the Composite is $100,000.

14 Past performance does not guarantee future results.

15 Carlyle U.S. Leveraged Finance has been verified for the periods June 1, 1999 through December 31, 2006 by an independent third-party accounting firm. A copy of the verification report is available upon request.

Carlyle U.S. Leveraged Finance Total Return Bond Composite

Carlyle U.S. Leveraged Finance*
Statement of Investment Performance
Investment Performance: As of December 31, 2006

Carlyle U.S. Leveraged Finance Total Return Bond Composite

Annual Returns

Year	Composite Return %	Benchmark Return %(II)	Return Increment	Number of Portfolios	Standard Deviation	Composite Market Value ($ in millions)	Firm Assets Under Management ($ in millions)	Percent of Firm's Assets
1999(I)	5.81%	10.22)%	6.03%	fewer than 5	NM	$357.2	$1,101.7	32.42%
2000	(9.10)%	(5.12)%	(3.98)%	fewer than 5	NM	$208.6	$1,373.3	15.19%
2001	12.32%	4.48%	7.84%	fewer than 5	NM	$230.8	$1,560.8	14.79%
2002	0.87%	(1.89)%	2.76%	fewer than 5	NM	$133.5	$1,878.4	7.11%
2003	27.12%	28.15%	(1.03)%	fewer than 5	NM	$ 81.4	$2,233.6	3.64%
2004	14.32%	10.87%	3.45%	fewer than 5	NM	$ 46.8	$2,607.6	1.79%
2005	5.44%	2.74%	2.70%	fewer than 5	NM	$ 21.3	$2,650.0	0.80%
2006	15.77%	11.77%	4.00%	fewer than 5	NM	$ 58.6	$4,156.1	1.41%

Annualized Returns as of December 31, 2006

	Composite Return %	Benchmark Return %(II)	Return Increment
Last 12 months	15.77%	11.77%	4.00%
Last 3 Years	11.75%	8.37%	3.38%
Last 5 Years	12.34%	9.86%	2.48%
ITD	9.08%	6.24%	2.84%

* Formerly known as Carlyle U.S. High Yield.

NM Not meaningful when there are fewer than 5 accounts in the composite for the full year.

(I) For the period June 1, 1999 (inception) to December 31, 1999.

(II) Not covered by the report of independent accountants.

Investment Management Fee Schedule:

1.00% less than $25 million

0.75% between $25 million and $75 million

0.50% between $75 million and $200 million

0.425% greater than $200 million

Fees may be negotiated on a per client basis.

Notes:

1 Carlyle U.S. Leveraged Finance (formerly known as Carlyle U.S. High Yield) is defined as a separate investment management team that is organizationally and functionally segregated from other groups within The Carlyle Group. Carlyle U.S. Leveraged Finance specializes in managing investments in primarily below investment grade fixed and floating rate corporate debt assets.

2 Carlyle U.S. Leveraged Finance Total Return Bond Composite ("Composite") includes all discretionary portfolios whose investment strategy is to outperform the Merrill Lynch High Yield Master II Index by using a total return approach and investing in (1) US ($), British Sterling, or Euro denominated high yield fixed

income debt securities, including any cash pay, payment-in-kind, zero-coupon, or coupon rate step-up securities, without limitations to final maturity constraints, and (2) common and preferred equities.

3 Carlyle U.S. Leveraged Finance has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

4 This composite was created on June 30, 2003 for GIPS purposes. Portfolios are included in the Composite at the beginning of the first full month following the closing date they meet the above criteria. A complete list and description of all composites managed by Carlyle U.S. Leveraged Finance is available upon request. Additional information regarding the firm's policies and procedures for calculating and reporting performance returns is available upon request.

5 Trade date accounting is being used as of January 1, 2005. Prior to January 1, 2005, settlement date accounting was being used. All performance results are calculated in U.S. dollars. The Composite does not include the effects of leverage. Interest income is recorded on an accrual basis.

6 Balanced portfolio segments are included in the Composite performance results. Cash and equivalents are allocated on a pro-rata basis to each portfolio based on beginning of month asset balances.

7 Performance results are based on true time-weighted or approximations of time-weighted returns (i.e. Modified Dietz) and are stated gross of actual advisory fees. Portfolios are valued weekly and at month-end.

8 Prior to July 1, 2005, annual gross rates of return were calculated by weighting each portfolio's monthly returns by its beginning market value as a percentage of the total composite's beginning market value and geometrically linking the monthly composite returns. Commencing July 1, 2005, annual gross rates of return are calculated by time weighting each asset's monthly returns using beginning market value and cash flows and geometrically linking the monthly composite returns.

9 Returns are presented before investment management fees (outlined above) and custodial fees but net of all trading expenses. Returns after such fees will be lower than displayed above. There are no non-fee paying portfolios, although there may have been periods when fees were waived.

10 The standard deviation of annual account returns is calculated as the measurement of variance from the mean annual account return. The standard deviation is not meaningful for composites containing fewer than 5 portfolios in the Composite for the full year.

11 The benchmark for this Composite is the Merrill Lynch High Yield Master II Index ("Index"). This Index tracks the performance of below investment grade US dollar-denominated corporate bonds publicly issued in the US domestic market. "Yankee" bonds (debt of foreign issuers issued in the US domestic market) are included in the Index provided the issuer is domiciled in a country having an investment grade foreign currency long-term debt rating (based on a composite of Moody's and S&P).

12 Portfolios are managed on a team basis. No alterations have been made to the Composite as a result of changes in investment professionals.

13 The minimum account size for the Composite is $100,000.

14 Past performance does not guarantee future results.

15 Carlyle U.S. Leveraged Finance has been verified for the periods June 1, 1999 through December 31, 2006 by an independent third-party accounting firm. A copy of the verification report is available upon request.

Carlyle U.S. Leveraged Finance Mezzanine Composite

Carlyle U.S. Leveraged Finance*
Statement of Investment Performance
Investment Performance: As of December 31, 2005

Carlyle U.S. Leveraged Finance Mezzanine Composite

Annual Returns

Year	Composite Return %	Benchmark Return %(II)	Return Increment	Number of Portfolios	Standard Deviation	Composite Market Value ($ in millions)	Firm Assets Under Management ($ in millions)	Percent of Firm's Assets
1999(I)	0.79%	(2.20)%	2.99%	fewer than 5	NM	$24.5	$1,101.7	2.22%
2000	(8.31)%	(3.29)%	(5.02)%	fewer than 5	NM	$25.9	$1,373.3	1.89%
2001	10.13%	3.93%	6.20%	fewer than 5	NM	$38.7	$1,560.8	2.48%
2002	23.44%	(5.42)%	28.86%	fewer than 5	NM	$38.6	$1,878.4	2.05%
2003	24.24%	9.76%	14.48%	fewer than 5	NM	$21.6	$2,233.6	0.97%
2004	21.56%	12.59%	8.97%	fewer than 5	NM	$15.8	$2,607.6	0.61%
2005	16.08%	7.31%	8.77%	fewer than 5	NM	$16.4	$2,650.0	0.62%

Annualized Returns as of December 31, 2005 (III)

	Composite Return %	Benchmark Return %(II)	Return Increment
Last 12 months	16.08%	7.31%	8.77%
Last 3 Years....................................	20.58%	9.87%	10.71%
Last 5 Years....................................	18.97%	5.45%	13.52%
ITD...	13.10%	3.41%	9.69%

* Formerly known as Carlyle U.S. High Yield.

NM Not meaningful when there are fewer than 5 accounts in the composite for the full year.

(I) For the period August 1, 1999 (inception) to December 31, 1999.

(II) Not covered by the report of independent accountants.

(III) Effective January 1, 2006, the sole account comprising Carlyle U.S. Leveraged Finance Mezzanine Composite is no longer discretionary.

Investment Management Fee Schedule:

1.00% less than $25 million
0.75% between $25 million and $75 million
0.50% between $75 million and $200 million
0.425% greater than $200 million

Fees may be negotiated on a per client basis.

Notes:

1 Carlyle U.S. Leveraged Finance (formerly known as Carlyle U.S. High Yield) is defined as a separate investment management team that is organizationally and functionally segregated from other groups within The Carlyle Group. Carlyle U.S. Leveraged Finance specializes in managing investments in primarily below investment grade fixed and floating rate corporate debt assets.

2 Carlyle U.S. Leveraged Finance Mezzanine Composite ("Composite") includes all discretionary portfolios whose investment strategy is to outperform the Thomson Financial Venture Economics Mezzanine Index by investing in Senior Subordinated Notes with Warrants and Preferred Stock using a total return approach.

3 Carlyle U.S. Leveraged Finance has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

4 This composite was created on June 30, 2003 for GIPS purposes. Portfolios are included in the Composite at the beginning of the first full month following the closing date they meet the above criteria. A complete list and description of all composites managed by Carlyle U.S. Leveraged Finance is available upon request. Additional information regarding the firm's policies and procedures for calculating and reporting performance returns is available upon request.

5 Trade date accounting is being used as of January 1, 2005. Prior to January 1, 2005 settlement date accounting was being used. All performance results are calculated in U.S. dollars. The Composite does not include the effects of leverage. Interest income is recorded on an accrual basis.

6 Balanced portfolio segments are included in the Composite performance results. Cash and equivalents are allocated on a pro-rata basis to each portfolio based on beginning of month asset balances.

7 Performance results are based on true time-weighted or approximations of time-weighted returns (i.e. Modified Dietz) and are stated gross of actual advisory fees. Portfolios are valued weekly and at month-end.

8 Prior to July 1, 2005, annual gross rates of return were calculated by weighting each portfolio's monthly returns by its beginning market value as a percentage of the total composite's beginning market value and geometrically linking the monthly composite returns. Commencing July 1, 2005, annual gross rates of return are calculated by time weighting each asset's monthly returns using beginning market value and cash flows and geometrically linking the monthly composite returns.

9 Returns are presented before investment management fees (outlined above) and custodial fees but net of all trading expenses. Returns after such fees will be lower than displayed above. There are no non-fee paying portfolios, although there may have been periods when fees were waived.

10 The standard deviation of annual account returns is calculated as the measurement of variance from the mean annual account return. The standard deviation is not meaningful for composites containing fewer than 5 portfolios in the Composite for the full year.

11 The benchmark for this Composite is the Thomson Financial Venture Economics Mezzanine Index ("Index"). The Index tracks the performance of mezzanine investing excluding venture investing, fund of fund investing or secondaries. Venture Economics's Investor Services Group serves institutional investors by providing monitoring and benchmarking services for their private equity portfolios. This includes the calculation and monitoring of performance of their private equity funds.

12 Portfolios are managed on a team basis. No alterations have been made to the Composite as a result of changes in investment professionals.

13 The minimum account size for the Composite is $100,000.

14 Past performance does not guarantee future results.

15 Carlyle U.S. Leveraged Finance has been verified for the periods June 1, 1999 through December 31, 2006 by an independent third-party accounting firm. A copy of the verification report is available upon request.

16 In accordance with the Global Investment Performance Standards, this composite is dated December 31, 2005 because this composite was "frozen" as of such date due to the winding down of the fund.

Carlyle U.S. Leveraged Finance Distressed Composite

Carlyle U.S. Leveraged Finance*
Statement of Investment Performance
Investment Performance: As of December 31, 2006

Carlyle U.S. Leveraged Finance Distressed Composite

Annual Returns

Year	Composite Return %	Benchmark Return %(II)	Return Increment	Number of Portfolios	Standard Deviation	Composite Market Value ($ in millions)	Firm Assets Under Management ($ in millions)	Percent of Firm's Assets
2001(I)	7.86%	1.66%	6.20%	fewer than 5	NM	$ 9.2	$1,560.8	0.59%
2002	22.78%	(0.39)%	23.17%	fewer than 5	NM	$21.3	$1,878.4	1.13%
2003	159.29%	48.22%	111.07%	fewer than 5	NM	$25.5	$2,233.6	1.14%
2004	13.64%	14.62%	(0.98)%	fewer than 5	NM	$11.0	$2,607.6	0.42%
2005	17.05%	3.60%	13.45%	fewer than 5	NM	$ 5.8	$2,650.0	0.22%
2006	13.22%	11.55%	1.67%	fewer than 5	NM	$47.3	$4,156.1	1.14%

Annualized Returns as of December 31, 2006

	Composite Return %	Benchmark Return %(II)	Return Increment
Last 12 Months	13.22%	11.55%	1.67%
Last 3 Years....................................	14.62%	9.83%	4.79%
Last 5 Years....................................	36.82%	14.36%	22.46%
ITD....................................	34.54%	13.31%	21.23%

* Formerly known as Carlyle U.S. High Yield.

NM Not meaningful when there are fewer than 5 accounts in the composite for the full year.

(I) For the period July 1, 2001 (inception) to December 31, 2001.

(II) Not covered by the report of independent accountants.

Investment Management Fee Schedule:

1.00% less than $25 million
0.75% between $25 million and $75 million
0.50% between $75 million and $200 million
0.425% greater than $200 million

Fees may be negotiated on a per client basis.

Notes:

1 Carlyle U.S. Leveraged Finance (formerly known as Carlyle U.S. High Yield) is defined as a separate investment management team that is organizationally and functionally segregated from other groups within The Carlyle Group. Carlyle U.S. Leveraged Finance specializes in managing investments in primarily below investment grade fixed and floating rate corporate debt assets.

2 Carlyle U.S. Leveraged Finance Distressed Composite ("Composite") includes all discretionary portfolios whose investment strategy is to outperform the Altman-NYU Salomon Center Combined Bond and Bank Loan Index by investing in discounted debt and equity securities of companies in financial distress using a total return approach.

3 Carlyle U.S. Leveraged Finance has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

4 This composite was created on June 30, 2003 for GIPS purposes. Portfolios are included in the Composite at the beginning of the first full month following the closing date they meet the above criteria. A complete list and description of all composites managed by Carlyle U.S. Leveraged Finance is available upon request. Additional information regarding the firm's policies and procedures for calculating and reporting performance returns is available upon request.

5 Trade date accounting is being used as of January 1, 2005. Prior to January 1, 2005 settlement date accounting was being used. All performance results are calculated in U.S. dollars. The Composite does not include the effects of leverage. Interest income is recorded on an accrual basis.

6 Balanced portfolio segments are included in the Composite performance results. Cash and equivalents are allocated on a pro-rata basis to each portfolio based on beginning of month asset balances.

7 Performance results are based on true time-weighted or approximations of time-weighted returns (i.e. Modified Dietz) and are stated gross of actual advisory fees. Portfolios are valued weekly and at month-end.

8 Prior to July 1, 2005, annual gross rates of return were calculated by weighting each portfolio's monthly returns by its beginning market value as a percentage of the total composite's beginning market value and geometrically linking the monthly composite returns. Commencing July 1, 2005, annual gross rates of return are calculated by time weighting each asset's monthly returns using beginning market value and cash flows and geometrically linking the monthly composite returns.

9 Returns are presented before investment management fees (outlined above) and custodial fees but net of all trading expenses. Returns after such fees will be lower than displayed above. There are no non-fee paying portfolios, although there may have been periods when fees were waived.

10 The standard deviation of annual account returns is calculated as the measurement of variance from the mean annual account return. The standard deviation is not meaningful for composites containing fewer than 5 portfolios in the Composite for the full year.

11 As of January 1, 2006, the benchmark for this Composite is composed of a weighting of the Altman-NYU Salomon Center Defaulted Bond Index and of Altman-NYU Salomon Center Defaulted Bank Loan Index based on the average investment size of the portfolios that comprise this Composite. The index is rebalanced annually and at December 31, 2006, the weighting was 25% Altman-NYU Salomon Center Defaulted Bond Index and 75% Altman-NYU Salomon Center Defaulted Bank Loan Index. Prior to January 1, 2006, the benchmark for this composite was composed of the same index but with a weighting of 40% Bond Index and 60% Loan Index. This change in benchmark was made to more accurately reflect the strategy of the Composite.

12 Portfolios are managed on a team basis. No alterations have been made to the Composite as a result of changes in investment professionals.

13 The minimum account size for the Composite is $100,000.

14 Past performance does not guarantee future results.

15 Carlyle U.S. Leveraged Finance has been verified for the periods June 1, 1999 through December 31, 2006 by an independent third-party accounting firm. A copy of the verification report is available upon request.

APPENDIX A: FORM OF PURCHASER'S LETTER FOR QUALIFIED INSTITUTIONAL BUYERS AND ACCREDITED INVESTORS

Carlyle Capital Corporation Limited
c/o Carlyle Investment Management L.L.C.
1001 Pennsylvania Avenue, N.W.
Suite 220 South
Washington, D.C. 20004

Citigroup Global Markets Limited
Bear, Stearns International Limited
Goldman Sachs International
J.P. Morgan Securities Ltd.
Lehman Brothers International (Europe)
Deutsche Bank AG, London Branch

The Bank of New York
101 Barclay Street — Floor 22W
New York, New York 10286

Ladies and Gentlemen:

In connection with the proposed purchase by the investor named below or the accounts listed on the attachment hereto (each an "Investor") of the restricted depositary shares (the "RDSs") to be delivered by The Bank of New York, as depositary (the "Depositary") representing Class B Shares (the "Class B Shares") of Carlyle Capital Corporation Limited, a Guernsey limited company (the "Company"), the Investor agrees, acknowledges, represents and warrants, on its own behalf or on behalf of each account for which it is acquiring any RDSs:

Receipt of Offering Memorandum

1. The Investor has received a copy of the offering memorandum dated June 19, 2007 relating to the offering of the RDSs and Class B shares described therein (the "Offering Memorandum"). The Investor understands and agrees that the Offering Memorandum speaks only as of its date and that the information contained therein may not be correct or complete as of any time subsequent to that date.

If Purchasing as a Qualified Institutional Buyer and Qualified Purchaser (the Rule 144A Offering)

Investors who are Qualified Institutional Buyers and Qualified Purchasers (as defined below) may purchase RDSs from one or more of the initial purchasers or their U.S. affiliates named in the Offering Memorandum (the "Initial Purchasers") pursuant to Rule 144A ("Rule 144A") under the U.S. Securities Act of 1933, as amended (the "Securities Act") (the "Rule 144A Offering").

2. The Investor certifies to each of the following: (i) it is a "qualified institutional buyer" (a "QIB") as defined in Rule 144A, (ii) it is purchasing the RDSs from one or more of the Initial Purchasers only for its account or for the account of another entity that is a QIB, (iii) it is not a broker-dealer which owns and invests on a discretionary basis less than U.S.$25 million in securities of unaffiliated issuers and (iv) it is not a participant-directed employee plan, such as a plan described in subsections (a)(1)(i)(D), (E) or (F) of Rule 144A.

3. The Investor certifies that it is a "qualified purchaser" (a "Qualified Purchaser") within the meaning of Section 2(a)(51) and related rules of the U.S. Investment Company Act of 1940 (the "Investment Company Act").

4. The Investor understands that, subject to certain exceptions, to be a Qualified Purchaser, it must have $25 million in "investments" as defined in Rule 2a51-1 of the Investment Company Act.

If Purchasing as an Accredited Investor and Qualified Purchaser (the Regulation D Offering)

Investors who are Accredited Investors and Qualified Purchasers (as defined below) may purchaser RDSs from the Company pursuant to Regulation D under the U.S. Securities Act of 1933, as amended (the "Securities Act") (the "Regulation D Offering").

5. The Investor certifies that it is an "accredited investor" (an "Accredited Investor") as defined in Regulation D under the Securities Act.

6. The Investor certifies that it is a "qualified purchaser" (a "Qualified Purchaser") within the meaning of Section 2(a)(51) and related rules of the U.S. Investment Company Act of 1940 (the "Investment Company Act").

7. The Investor understands that, subject to certain exceptions, to be a Qualified Purchaser, an individual must have $5 million in "investments" as defined in Rule 2a51-1 of the Investment Company Act.

8. The Investor understands that, to be an Accredited Investor (i) an individual must have (a) a net worth of $1 million, individually or jointly with the individual's spouse, or (b) an individual income in excess of $200,000 in each of the two most recent years or joint income with the individual's spouse in excess of $300,000 in each of those years, with a reasonable expectation of reaching the same income level in the current year, (ii) a trust must have total assets in excess of $5 million, not have been formed for the specific purpose of acquiring the RDSs and must be directed by a sophisticated person meeting the standards of the first sentence of Section 9 of this Purchaser's Letter and (iii) any other entity must have only Accredited Investors as its equity owners.

9. The Investor is knowledgeable, sophisticated and experienced in business and financial matters and it fully understands the limitations on ownership and transfer and the restrictions on sales of such securities. The Investor is able to bear the economic risk of its investment in the RDSs and is currently able to afford the complete loss of such investment. The Investor is aware that there are substantial risks incident to the purchase of the RDSs, including those summarized under "Risk Factors" in the Offering Memorandum.

The Subscription

10. If purchasing in the Regulation D Offering, upon the terms and subject to the conditions set forth in this Purchaser's Letter, the Investor hereby irrevocably agrees to purchase from the Company up to such number of RDSs as is set forth on the signature page hereof at any price between $20.00 and $22.00 per RDS as is published by the Company as the initial offering price for the RDSs and the Class B shares or such other price as is mutually agreed. The Investor understands and agrees that the Company in the case of the Regulation D Offering or the Initial Purchasers in the case of the Rule 144A Offering reserves the right to accept or reject the Investor's subscription for any reason or for no reason, in whole or in part, at any time prior to confirmation of sale.

Transfer Restrictions

11. The Investor understands and agrees that the RDSs and the Class B shares are subject to certain transfer restrictions as set forth in the Offering Memorandum under "Transfer Restrictions" and has reviewed such transfer restrictions.

12. The Investor agrees that, prior to transferring the Investor's RDSs, the Class B shares represented thereby or any interest therein, (i) other than in the case of an offshore transaction in accordance with Regulation S under the Securities Act ("Regulation S") to a person outside the United States and not known by the transferor to be a U.S. person, by prearrangement or otherwise (a "Regulation S Transfer"), any transferee must sign and deliver a letter to the Depositary substantially in the form of the U.S. Transferee's Letter included as Appendix B of the Offering Memorandum (or in a form otherwise acceptable to the Company and the Depositary) (a "U.S. Transferee's Letter") and (ii) in the case of a Regulation S Transfer, the Investor must surrender the restricted depositary receipts

evidencing such RDSs and sign and deliver to the Depositary a surrender letter substantially in the form of the Surrender Letter included as Appendix C of the Offering Memorandum (or in a form otherwise acceptable to the Company and the Depositary) (a "Surrender Letter"). Each of the U.S. Transferee's Letter and the Surrender Letter are available upon request from the Transfer Agent.

Investment Company Act

13. The Investor understands and acknowledges that the Company has not registered, and does not intend to register, as an "investment company" (as such term is defined in the Investment Company Act and related rules) and that the Company has elected to impose the transfer and offering restrictions with respect to persons in the United States and U.S. persons described herein so that the Company will qualify for the exemption provided under Section 3(c)(7) of the Investment Company Act and will have no obligation to register as an investment company under the Investment Company Act and related rules even if it were otherwise determined to be an investment company.

14. The Investor understands and acknowledges that (i) the Company and the Depositary will not be required to accept for registration of transfer any RDSs acquired by it that are not being transferred to a Qualified Purchaser, except for Regulation S Transfers or transfers to the Company or a subsidiary thereof, (ii) the Company and the Depositary may require any U.S. person or any person within the United States who is required under this Purchaser's Letter to be a Qualified Purchaser, but is not, to transfer the RDSs immediately in a manner consistent with the restrictions set forth in this Purchaser's Letter, (iii) pending such transfer, the Company is authorized to suspend the exercise of the meeting and consent rights relating to the relevant RDSs and the Class B shares represented thereby, any rights to receive notice of, or attend, a meeting of the Company and the right to receive distributions in respect of the relevant RDSs and the Class B shares represented thereby and (iv) if the obligation to transfer is not met, the Company is irrevocably authorized, without any obligation, to transfer the RDSs or the Class B shares represented thereby, as applicable, in a manner consistent with the restrictions set forth in this Purchaser's Letter and, if such RDSs or Class B shares are sold, the Company shall be obliged to distribute the net proceeds to the entitled party.

ERISA

15. The Investor represents and warrants that no portion of the assets used by it to acquire, and no portion of the assets used by it to hold, an interest in the RDSs or the Class B shares represented thereby or any beneficial interest therein constitutes or will constitute the assets of an "employee benefit plan" (within the meaning of Section 3(3) of ERISA) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the Code or any applicable Similar Laws, or any entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement and that the Class B shares or any beneficial interest therein that are acquired or held in the form of RDSs by a Plan or person in contravention of the restrictions set forth above shall be deemed held in trust as set forth in the Offering Memorandum under "Certain ERISA Considerations" and that the Investor has reviewed such restrictions.

The Offering

16. The Investor is not purchasing the RDSs with a view to, or for offer or sale in connection with, any distribution thereof (within the meaning of the Securities Act) that would be in violation of the securities laws of the United States or any state thereof. In the case of an Investor purchasing as an Accredited Investor and Qualified Purchaser in the Regulation D Offering, the Investor has a pre-existing business relationship with one or more placement agents in the Regulation D Offering or their U.S. affiliates (each, a "Placement Agent" and, collectively, the "Placement Agents") that propose to place the RDSs which the Investor proposes to purchase.

17. The party signing this Purchaser's Letter is acquiring the RDSs for its own account or for the account of one or more Investors (each of which, in the case of an Investor purchasing in the Regulation D Offering, is an Accredited Investor and a Qualified Purchaser) as to which the party signing this Purchaser's Letter is authorized to make the acknowledgments, representations and warranties, and enter into the agreements, contained in this

Purchaser's Letter and, in the case of an Investor purchasing as an Accredited Investor and Qualified Purchaser in the Regulation D Offering, exercises sole investment discretion. The party signing this Purchaser's Letter has indicated on the first page hereof whether it is acquiring the RDSs for its own account, as Investor, or for the account of one or more Investors.

18. The Investor became aware of the offering of the RDSs and Class B shares by the Company and the RDSs were offered to the Investor (i) solely by means of the Offering Memorandum, (ii) by direct contact between the Investor and the Company or (iii) by direct contact between the Investor and one or more Initial Purchasers or, in the case of an Investor purchasing as an Accredited Investor and Qualified Purchaser in the Regulation D Offering, one or more Placement Agents with whom the Investor has a pre-existing business relationship. The Investor did not become aware of, nor were the RDSs offered to the Investor by any other means, including, in each case, by any form of general solicitation or general advertising. In making the decision to purchase the RDSs, the Investor relied solely on the information set forth in the Offering Memorandum and other information obtained by the Investor directly from the Company or from one or more Initial Purchasers or, in the case of an Investor purchasing as an Accredited Investor and Qualified Purchaser in the Regulation D Offering, from one or more Placement Agents with whom the Investor has a pre-existing business relationship as a result of any inquiries by the Investor or one or more of the Investor's advisors.

19. The Investor understands that there is no established market for the RDSs and that it is unlikely that a public market for the RDSs will develop.

20. The Investor acknowledges that the Initial Purchasers or, in the case of an Investor purchasing as an Accredited Investor and Qualified Purchaser in the Regulation D Offering, the Placement Agents, and, in each case, the Depositary have acted as agents for the Company in connection with the sale of the RDSs. The Investor consents to the actions of each of such Initial Purchasers, Placement Agents and the Depositary in this regard and hereby waives any and all claims, actions, liabilities, damages or demands it may have against any of such Initial Purchasers, Placement Agents or the Depositary in connection with any alleged conflict of interest arising from the engagement of each of the Initial Purchasers, Placement Agents and the Depositary as agents of the Company with respect to the sale by the applicable Initial Purchaser or, in the case of an Investor purchasing as an Accredited Investor and Qualified Purchaser in the Regulation D Offering, by the Company of the RDSs to the Investor.

21. In the case of an Investor purchasing as an Accredited Investor and Qualified Purchaser in the Regulation D Offering, the Investor has had access to all information that it believes is necessary, sufficient or appropriate in connection with its purchase of the RDSs, it has been afforded an opportunity to ask questions concerning the terms and conditions of the offering and sale of the RDSs and the Class B shares represented thereby, it has had all such questions answered to its satisfaction, it has been supplied with all additional information as it has requested and, after being advised by persons deemed appropriate by the Investor concerning the Offering Memorandum, this Purchaser's Letter and the transactions contemplated hereby, it has made an independent decision to purchase the RDSs based on information it has determined to be adequate to verify the accuracy of (i) the information in the Offering Memorandum and (ii) any other information that the Investor deems relevant to making an investment in the RDSs.

22. The Investor acknowledges that none of the Placement Agents makes any representation or warranty as to the accuracy or completeness of the information in the Offering Memorandum or any other information provided by the Company; that the Investor has not relied and will not rely on any investigation by any Placement Agent or any person acting on its behalf may have conducted with respect to the Class B shares or the Company; and that none of the Placement Agents makes any representations to the availability of Rule 144 under the Securities Act or any other exemption from the Securities Act for the transfer of the RDSs.

General

23. The Investor acknowledges that each of the Initial Purchasers, Placement Agents, the Company, the Depositary and their respective affiliates and others will rely on the acknowledgments, representations and warranties contained in this Purchaser's Letter as a basis for exemption of the sale of the RDSs under the Securities Act, the Investment Company Act, under the securities laws of all applicable states, for compliance with

ERISA and for other purposes. The party signing this Purchaser's Letter agrees to promptly notify the Company and the Depositary if any of the acknowledgments, representations or warranties set forth herein are no longer accurate.

24. Each of the Initial Purchasers, Placement Agents the Company, the Depositary and their respective affiliates are irrevocably authorized to produce this Purchaser's Letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

25. This Purchaser's Letter shall be governed by and construed in accordance with the laws of the State of New York.

26. The Investor understands and acknowledges that no agency of the United States or any state thereof has made any finding or determination as to the fairness of the terms of, or any recommendation or endorsement in respect of, the RDSs or the Class B shares represented thereby.

27. The Investor agrees to provide a completed and signed Substitute IRS Form W-9 to the Depositary.

A COPY OF THIS PAGE MAY BE SUBMITTED BY FAX TO THE NUMBER INDICATED ON THE COVER PAGE TO THIS PURCHASER'S LETTER AND QUESTIONNAIRE

PURCHASER'S QUESTIONNAIRE IN CONNECTION WITH CARLYLE CAPITAL CORPORATION LIMITED OFFERING OF RDSs

	Name of the Investor (use exact name in which RDSs are to be Registered)	Address of Investor for Registration of RDSs	Investor Status (Enter A or B)*	Tax Identification Number
1.				
2.				
3.				
4.				

Maximum number of RDSs OR maximum dollar amount of RDSs to be purchased ________
For investors that specify a maximum dollar amount, the number of RDSs that this amount represents will be determined by the managers based on the initial offering price.
Additional tables may be attached separately

* INDICATE INVESTOR STATUS IN TABLE ABOVE

A. Investor is purchasing restricted depositary shares in the 144A Offering and is a "qualified institutional buyer" as defined in Rule 144A under the Securities Act and is a "qualified purchaser" (a "Qualified Purchaser") within the meaning of Section 2(a)(51) and related rules of the U.S. Investment Company Act of 1940 (the "Investment Company Act").

B. Investor is purchasing restricted depositary shares in the Regulation D Offering and is an "accredited investor" as defined in Rule 501(a) under the Securities Act and is a "qualified purchaser" (a "Qualified Purchaser") within the meaning of Section 2(a)(51) and related rules of the U.S. Investment Company Act of 1940 (the "Investment Company Act").

The Investor has caused this Purchaser's Letter to be executed by its duly authorized representative as of the date indicated below.

Date: ________________

Signature: ______________________________
Print Name: ______________________________
Company and Title (if not a natural person):

____
____

Exhibit A to Form of Purchaser's Letter
Substitute Form W-9

[Substitute Form W-9 included in Appendix D]

(This page intentionally left blank)

APPENDIX B: FORM OF U.S. TRANSFEREE'S LETTER

Carlyle Capital Corporation Limited
c/o Carlyle Investment Management L.L.C.
1001 Pennsylvania Avenue, N.W.
Suite 220 South
Washington, D.C. 20004

The Bank of New York
101 Barclay Street — Floor 22W
New York, New York 10286

Ladies and Gentlemen:

In connection with the undersigned's proposed purchase of the accompanying restricted depositary shares (the "*RDSs*") delivered by The Bank of New York, as depositary (the "*Depositary*"), representing Class B shares (the "*Class B shares*") of Carlyle Capital Corporation Limited, a Guernsey limited company (the "*Company*"), from a holder of RDSs or the Class B shares represented thereby (a "*Seller*") pursuant to an available exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "*Securities Act*"), the undersigned agrees and acknowledges, on its own behalf or on behalf of each account for which it acquires any RDSs, and makes the representations and warranties, on its own behalf or on behalf of each account for which it acquires any RDSs, as set forth in this letter (this "*U.S. Transferee's Letter*"):

1. The undersigned certifies to one of the following (check a box):

☐ (a) it is a "qualified institutional buyer" (a "*QIB*") as defined in Rule 144A under the Securities Act (*"Rule 144A"*), (b) it is purchasing the RDSs from the Seller only for its account or for the account of another entity that is a QIB, (c) it is not a broker-dealer which owns and invests on a discretionary basis less than $25 million in securities of unaffiliated issuers and (d) it is not a participant-directed employee plan, such as a plan described in subsections (a)(1)(i)(D), (E) or (F) of Rule 144A or

☐ (b) it is acquiring the RDSs pursuant to another available exemption from the registration requirements of the Securities Act, (b) if requested by the Company or the Depositary, it has attached hereto an opinion of U.S. counsel that is satisfactory to the Company and the Depositary and (c) it agrees to provide any such information that the Company or the Depositary may require.

2. The undersigned certified that it is a Qualified Purchaser.

3. The undersigned understands that, subject to certain exceptions, to be a Qualified Purchaser, an individual must have $5 million, and other entities must have $25 million, in "investments" as defined in Rule 2a51-1 of the U.S. Investment Company Act of 1940 (the "*Investment Company Act*").

4. The undersigned understands and agrees that (i) the RDSs and the Class B shares represented thereby have been offered in a transaction not involving any public offering within the United States within the meaning of the Securities Act, (ii) the RDSs and the Class B shares represented thereby have not been and will not be registered under the Securities Act, (iii) the Company has not been and will not be registered as an investment company under the Investment Company Act and (iv) the RDSs and the Class B shares represented thereby may not be transferred except as permitted in this Section 4. The undersigned agrees that, if in the future it offers, resells, pledges or otherwise transfers such RDSs or Class B shares, such RDSs or Class B shares will be offered, resold, pledged or otherwise transferred only as follows:

(1) in an offshore transaction in accordance with Regulation S under the Securities Act (*"Regulation S"*) to a person outside the United States and not known by the transferor to be a U.S. person, by pre-arrangement or otherwise, upon surrender of the RDSs and delivery of a written certification that such transferor is in compliance with the requirements of this Clause (1) (a "*Regulation S Transfer*");

(2) in a transaction that is exempt from the registration requirements of the Securities Act to a transferee who is within the United States or a U.S. person and who delivers a written certification that:

(A) such transferee is (i) all of the following: (a) a QIB, (b) not a broker-dealer that owns and invests on discretionary basis less than $25 million in securities of unaffiliated issuers and (c) not a participant directed employee plan, such as a plan described in subsections (a)(1)(i)(D), (E) or (F) of Rule 144A; or (ii) acquiring such securities pursuant to any available exemption from the registration requirements of the Securities Act, subject to the right of the Company and the Depositary to require delivery of an opinion of counsel and to require delivery of other information satisfactory to each of them as to the availability of such exemption;

(B) such transferee is a "qualified purchaser" (a "*Qualified Purchaser*") within the meaning of Section 2(a)(51) of the Investment Company Act;

(C) no portion of the assets used by such transferee to purchase, and no portion of the assets used by such transferee to hold, the RDSs, the Class B shares represented thereby or any beneficial interest therein constitutes or will constitute the assets of (i) an "employee benefit plan" (within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("*ERISA*")) that is subject to Title I of ERISA, (ii) a plan, individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "*Code*") or (iii) an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each of (i), (ii) and (iii), a "*Plan*"); and

(D) such transferee is acquiring the RDSs, the Class B shares represented thereby and any beneficial interest therein for its own account as principal, or for the account of another person who is able to and shall be deemed to make the representations, warranties and agreements in this Clause (2); or

(3) to the Company or a subsidiary thereof.

Each of the foregoing restrictions is subject to any requirement of law that the disposition of the undersigned's property or the property of such investor account or accounts on behalf of which the undersigned holds the RDSs be at all times within the control of the undersigned or of such accounts and subject to compliance with any applicable state securities laws. The undersigned understands that any certificates representing RDSs acquired by it will bear a legend reflecting, among other things, the substance of this Section 4.

5. The undersigned agrees that, prior to transferring the undersigned's RDSs, the Class B shares represented thereby or any interest therein, (i) other than in the case of a Regulation S Transfer, any transferee must sign and deliver a letter to the Depositary substantially in the form of this U.S. Transferee's Letter (or in a form otherwise acceptable to the Company and the Depositary) and (ii) in the case of a Regulation S Transfer, the undersigned must surrender the restricted depositary receipts evidencing such RDSs and sign and deliver to the Depositary a surrender letter substantially in the form of the Surrender Letter attached as Exhibit A hereto (or in a form otherwise acceptable to the Company and the Depositary) (a "*Surrender Letter*").

6. The undersigned understands and acknowledges that (i) the Company and the Depositary will not be required to accept for registration of transfer any RDSs acquired by it that are not being transferred to a Qualified Purchaser, except as provided in Section 4(1) or 4(3) hereof, (ii) the Company and the Depositary may require any U.S. person or any person within the United States who is required under this U.S. Transferee's Letter to be a Qualified Purchaser, but is not, to transfer the RDSs immediately in a manner consistent with the restrictions set forth in this U.S. Transferee's Letter, (iii) pending such transfer, the Company is authorized to suspend the exercise of the meeting and consent rights relating to the relevant RDSs and the Class B shares represented thereby and the right to receive distributions in respect of the relevant RDSs and the Class B shares represented thereby and (iv) if the obligation to transfer is not met, the Company is irrevocably authorized, without any obligation, to transfer the RDSs or the Class B shares represented thereby, as applicable, in a manner consistent with the restrictions set forth in this U.S. Transferee's Letter and, if such RDSs or Class B shares are sold, the Company shall be obliged to distribute the net proceeds to the entitled party.

7. The undersigned understands and acknowledges that the Company has not registered, and does not intend to register, as an "investment company" (as such term is defined in the Investment Company Act and related rules) and that the Company has elected to impose the transfer and offering restrictions with respect to persons in the United States and U.S. persons described herein so that the Company will qualify for the exemption provided under Section 3(c)(7) of the Investment Company Act and will have no obligation to register as an investment company under the Investment Company Act and related rules even if it were otherwise determined to be an investment company.

8. The undersigned represents and warrants that no portion of the assets used by it to acquire, and no portion of the assets used by it to hold, an interest in the RDSs or the Class B shares represented thereby or beneficial interest therein constitutes or will constitute the assets of an "employee benefit plan" (within the meaning of Section 3(3) of ERISA) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the Code, or any entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement.

9. The Investor understands and acknowledges that (i) the Class B shares or any beneficial interest therein that are acquired or held in the form of RDSs by a Plan or person in contravention of the restrictions set forth above shall be deemed held in trust for the benefit of a charitable beneficiary designated by the Company and the purported holder will acquire no right in such securities except as deemed trustee for the benefit of such charitable trust; (ii) the securities deemed to be held in such trust may be, as initiated by the trustee, subject to a transfer or sale to an eligible investor or redemption by the Company and if such securities are subject to a sale or redemption as described in the foregoing or a sale by a Plan or prohibited holder prior to the discovery of the trust, the Plan or prohibited holder shall receive a portion of the net proceeds (less certain deductions that include but are not limited to, payment of fees and expenses of the depositary and any applicable taxes or governmental charges) of such sale or redemption, which shall not exceed (1) the price paid by such Plan or prohibited holder for the securities or (2) if such Plan or prohibited holder did not give value for such securities, the market price of such securities on the date of the transfer of such securities to such Plan or prohibited holder; and (iii) following the discovery by the Company of the existence of the trust, if the provisions of the preceding sentence are unenforceable for any reason, the Company shall either (x) direct the Plan or person that purportedly acquired or held the Class B shares in the form of RDSs in contravention of the restrictions set forth above to transfer such securities to, as designated by such Plan or prohibited holder, a non-U.S. person in an offshore transaction pursuant to Regulation S or, if applicable, to a person that (A) is not a Plan, (B) is within the United States or that is a U.S. person and (C) is a Qualified Purchaser and makes certain representations as the Company shall require or (y) provide for the redemption of such securities. If the obligation to transfer such securities described in the preceding clause (x) is not met within the time period determined by the Company, the Company may, in its sole discretion, sell and transfer such securities acquired or held by such Plan or prohibited holder to a person, designated by the Company, whose ownership of such securities will not violate the representations described above. Pending any transfer or redemption described above, the Company may, as applicable, suspend the exercise of any consent rights, any rights to receive notice of, or attend, a meeting of the Company and any rights to receive distributions with respect to such securities. At the time of any such transfer or redemption described above, a corresponding number of RDSs held by the prohibited holder will automatically convert into a right only to receive, upon surrender of those RDSs, the cash amount received by the Depositary in respect of those deposited securities, net of the fees and expenses of the Depositary and any applicable taxes or governmental charges. The Investor also understands and acknowledges that the Company, the Depositary and their respective agents shall not be obligated to recognize any resale or other transfer of the RDSs, the Class B shares represented thereby or any beneficial interest therein made other than in compliance with the restrictions set forth above.

10. The undersigned acknowledges that each of Company, the Depositary and the Seller and their respective affiliates and others will rely on the acknowledgments, representations and warranties contained in this U.S. Transferee's Letter as a basis for exemption of the sale of the RDSs under the Securities Act, the Investment Company Act, under the securities laws of all applicable states, for compliance with ERISA and for other purposes. The undersigned agrees to promptly notify the Company and the Depositary if any of the acknowledgments, representations or warranties set forth herein are no longer accurate.

11. Each of the Company, the Depositary and the Seller and their respective affiliates are irrevocably authorized to produce this U.S. Transferee's Letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

12. This U.S. Transferee's Letter shall be governed by and construed in accordance with the laws of the State of New York.

13. The undersigned certifies that it was offered the RDSs by direct contact between the undersigned and the Company or the Seller. The undersigned did not become aware of, nor were the RDSs offered to the undersigned by any other means, including, in each case, by any form of general solicitation or general advertising. In making the decision to purchase the RDSs, the undersigned relied solely on the information set forth in the Offering Memorandum and other information obtained by the undersigned directly from the Company or the Seller as a result of any inquiries by the undersigned or the undersigned's advisors.

14. The undersigned has had access to all information that it believes is necessary, sufficient or appropriate in connection with its purchase of the RDSs, it has been afforded an opportunity to ask questions of the Company and its directors and officers, it has had all such questions answered to its satisfaction, it has been supplied all additional information as it has requested and it has made an independent decision to purchase the RDSs based on information it has determined to be adequate to verify the accuracy of any information that the undersigned deems relevant to making an investment in the RDSs.

15. The undersigned understands and acknowledges that no agency of the United States or any state thereof has made any finding or determination as to the fairness of the terms of, or any recommendation or endorsement in respect of, the RDSs or the Class B shares represented thereby.

16. The undersigned agrees to provide, together with this completed and signed U.S. Transferee's Letter, a completed and signed Substitute IRS Form W-9. The Substitute IRS Form W-9 is attached to this U.S. Transferee's Letter as Exhibit B.

[The next page is the signature page.]

The undersigned has provided a completed and signed Substitute IRS Form W-9 and has caused this U.S. Transferee's Letter to be executed by its duly authorized representative as of the date set forth below.

Date:____________________

Name of Purchaser (use exact name in which RDSs are to be registered):

____

Address of Purchaser for Registration of RDSs:

____

____

____

Signature: ______________________________

Print Name: _____________________________

Company Name: __________________________

Title: __________________________________

If the investor is an individual, the investor's social security number: ____________________________

If the investor is a corporation, partnership, trust or other legal entity its tax payer identification number:

____

Exhibit A to Form of U.S. Transferee's Letter

[Form of Surrender Letter included in Appendix C]

Exhibit B to Form of U.S. Transferee's Letter
Substitute Form W-9

[Substitute Form W-9 included in Appendix D]

(This page intentionally left blank)

HINGE

HINGE

APPENDIX C: FORM OF SURRENDER LETTER

To: Carlyle Capital Corporation Limited
c/o Carlyle Investment Management L.L.C.
1001 Pennsylvania Avenue, N.W.
Suite 220 South
Washington, D.C. 20004

The Bank of New York
101 Barclay Street — Floor 22W
New York, New York 10286

Ladies and Gentlemen:

This letter (the *"Surrender Letter"*) relates to the surrender by the undersigned of restricted depositary shares (*"RDSs"*) delivered by The Bank of New York, as Depositary (the *"Depositary"*), representing Class B shares (the *"Class B shares"*) of Carlyle Capital Corporation Limited, a Guernsey limited company (the *"Company"*), pursuant to the Restricted Deposit Agreement relating to the delivery of the RDSs by the Depositary among the Company, the Depositary and all owners and beneficial owners from time to time of restricted depositary receipts evidencing RDSs (the *"Deposit Agreement"*) for the purpose of withdrawal of Class B shares deposited with the Depositary pursuant to the Deposit Agreement. Terms used in this Surrender Letter and not otherwise defined shall have the meaning given to them in Regulation S (*"Regulation S"*) under the U.S. Securities Act of 1933, as amended (the *"Securities Act"*), except as otherwise stated herein.

The undersigned acknowledges (or if the undersigned is acting for the account of another person has confirmed that it acknowledges) that the deposited Class B shares, as applicable, have not been and will not be registered under the Securities Act and that the Company has not registered as an investment company under the U.S. Investment Company Act of 1940, as amended (the *"Investment Company Act"*).

The undersigned hereby certifies as to at least one of the following:

☐ The undersigned has sold or agreed to sell the Class B shares represented by the surrendered RDSs, and <u>all</u> of the following are true:

1. The offer and sale of the Class B shares represented by the RDSs was not and will not be made to a person in the United States or to a person known by the undersigned to be a U.S. person.
2. Either (a) at the time the buy order for the Class B shares represented by the RDSs was originated, the buyer was outside the United States or the undersigned and any person acting on the undersigned's behalf reasonably believed that the buyer was outside the United States or (b) the transaction in such Class B shares was executed in, on or through the facilities of a designated offshore securities market, and, in each case, neither the undersigned nor any person acting on the undersigned's behalf knows that the transaction was pre-arranged with a buyer in the United States.
3. Neither the undersigned, nor any of its affiliates, nor any person acting on the undersigned's or their behalf has made any directed selling efforts in the United States with respect to the Class B shares represented by the RDSs.
4. The proposed transfer of the Class B shares represented by the RDSs is not part of a plan or scheme to evade the registration requirements of the Securities Act or the Investment Company Act.
5. Neither the Company nor any of its agents participated in the sale of the Class B shares represented by the RDSs.
6. The undersigned agrees that the Company, the Depositary and their respective agents and affiliates may rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements.

or

☐ The undersigned is not in the United States and is not a U.S. person and is not surrendering the RDSs in connection with an offer, sale or other disposition of the Class B shares represented by the RDSs.

Where there are joint transferors, each must sign this Surrender Letter. A Surrender Letter of a corporation, partnership, limited liability company or similar entity must be signed by an authorized officer or be completed otherwise in accordance with such entity's governing instruments. Evidence of such authority may be required.

Very truly yours,

Name of Surrendering Owner (use exact name in which RDSs are registered):

____

Address of Surrendering Owner:

____

____

____

Signature: ______________________

Print Name: ______________________

Company Name: ______________________

Title: ______________________

Date: ______________________

APPENDIX D: SUBSTITUTE FORM W-9

PAYOR'S NAME: Carlyle Capital Corporation Limited

PAYEE'S NAME: ____________________

PAYEE'S ADDRESS: ____________________

Check appropriate box:

- Individual/Sole Proprietor ☐
- Corporation ☐
- Exempt from Backup Withholding ☐
- Partnership ☐
- Other (specify) ☐

<table>
<tr>
<td rowspan="3">SUBSTITUTE

FORM W-9
Department of the Treasury
Internal Revenue Service

Payer's Request for Taxpayer Identification Number (TIN) and Certification</td>
<td>Part I — Taxpayer Identification Number (TIN)

Social Security Number
OR

Employer Identification Number
(If awaiting TIN write "Applied For" and complete Part III and the Certificate of Awaiting Taxpayer Identification Number)</td>
<td>Part II: For Payees Exempt from Backup Withholding

For Payees Exempt from Backup withholding, see the Guidelines below and complete as instructed therein:</td>
</tr>
<tr>
<td colspan="2">Part III: — Certification —
Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and
(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and
(3) I am a U.S. person (including a U.S. resident alien).
Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2).</td>
</tr>
<tr>
<td>Signature of U.S. person</td>
<td>Date</td>
</tr>
</table>

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY PAYMENTS MADE TO YOU. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL INFORMATION.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATION IF YOU WROTE "APPLIED FOR" IN THE APPROPRIATE LINE IN PART I OF SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 28% of all reportable payments made to me with respect to the Class B shares or RDSs will be withheld until I provide a taxpayer identification number to the payor and that, if I do not provide my taxpayer identification number within sixty (60) days, such retained amounts shall be remitted to the IRS as backup withholding.

______________________________	______________________________
Signature	Date

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payer. — Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All "Section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

For this type of account:	Give the SOCIAL SECURITY number of —
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account.(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship or single-owner LLC	The owner(3)

For this type of account:	Give the EMPLOYEE IDENTIFICATION number of —
6. Sole proprietorship or single-owner LLC	The owner(3)
7. A valid trust, estate, or pension trust	The legal entity(4)
8. Corporate or LLC electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership
11. A broker or registered nominee	The broker or nominee
12. Account with the Department of agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's social security number.

(3) You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your social security number or your employer identification number (if you have one).

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: *If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.*

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you don't have a taxpayer identification number or you don't know your number, obtain Form SS-5, Application for a Social Security Card, at the local Social Security Administration office, or Form SS-4, Application for Employer Identification Number, by calling 1 (800) TAX-FORM (1-800-829-3676) or from the IRS website at www.irs.gov, and apply for a number.

Payees Exempt from Backup Withholding

Payees specifically exempted from withholding include:

- An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(f)(2).
- The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or instrumentality of any one or more of the foregoing.
- An international organization or any agency or instrumentality thereof.
- A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

- A corporation.
- A financial institution.
- A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.
- A real estate investment trust.
- A common trust fund operated by a bank under Section 584(a).
- An entity registered at all times during the tax year under the Investment Company Act of 1940.
- A middleman known in the investment community as a nominee or custodian.
- A futures commission merchant registered with the Commodity Futures Trading Commission.
- A foreign central bank of issue.
- A trust exempt from tax under Section 664 or described in Section 4947.

Payments of dividends and patronage dividends generally exempt from backup withholding include:

- Payments to nonresident aliens subject to withholding under Section 1441.
- Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.
- Payments of patronage dividends not paid in money.
- Payments made by certain foreign organizations.
- Section 404(k) payments made by an ESOP.

Payments of interest generally exempt from backup withholding include:

- Payments of interest on obligations issued by individuals. However, if you pay $600 or more of interest in the course of your trade or business to a payee, you must report the payment. Backup withholding applies to the reportable payment if you have not provided your correct taxpayer identification number to the payor.
- Payments of tax-exempt interest (including exempt-interest dividends under Section 852).
- Payments described in Section 6049(b)(5) to nonresident aliens.
- Payments on tax-free covenant bonds under Section 1451.
- Payments made by certain foreign organizations.
- Mortgage or student loan interest paid to you.

Certain payments, other than payments of interest, dividends, and patronage dividends, that are exempt from information reporting are also exempt from backup withholding. For details, see the regulations under Sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N.

Exempt payees described above must file Form W-9 or a substitute Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYOR, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" IN PART II OF THE FORM, SIGN AND DATE THE FORM, AND RETURN IT TO THE PAYOR.

Privacy Act Notice — Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payors must be given the numbers whether or not recipients are required to file tax returns. Payors must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not furnish a taxpayer identification number to the payor. Certain penalties may also apply.

Penalties

(1) **Failure to Furnish Taxpayer Identification Number.** — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) **Civil Penalty for False Information With Respect to Withholding.** — If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3) **Criminal Penalty for Falsifying Information.** — Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE

CARLYLE CAPITAL

CORPORATION LIMITED

SUPPLEMENTAL OFFERING MEMORANDUM

15,962,673 Class B shares

CARLYLE CAPITAL

CORPORATION LIMITED

In the form of Class B shares or Restricted Depositary Shares

---

This supplemental offering memorandum (the "Supplemental Offering Memorandum") relates to the global offering (the "Offer") by Carlyle Capital Corporation Limited (the "Company") of 15,789,473 newly issued Class B shares and by certain selling shareholders of 173,200 existing Class B shares, as described in the offering memorandum relating to the Offer dated June 19, 2007 (the "Offering Memorandum"). This is a global offering which consists of a private placement to qualified and certain other investors in the Netherlands and in other countries as described in the Offering Memorandum. In the United States, Class B shares will only be offered in the form of restricted depositary shares ("RDSs"), each representing one Class B share, in a private placement to certain "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act")) who are "qualified purchasers" (as defined in the U.S. Investment Company Act of 1940, as amended (the "Investment Company Act"), and related rules). Additionally, as part of this global offering, the Company and the selling shareholders will directly offer RDSs in a private placement, with the managers acting as placement agents, to certain "accredited investors" (as defined in Rule 501(a) under the U.S. Securities Act) who are qualified purchasers.

No public market currently exists for the Class B shares. We have applied for the admission to trading of all of the Class B shares on Eurolist by Euronext, the regulated market of Euronext Amsterdam N.V. ("Eurolist by Euronext") and for the listing of the Class B shares under the symbol "CCC." It is expected that such listing will become effective and that dealings in the Class B shares will commence on July 4, 2007 on an "as-if-and-when-issued" basis. The RDSs will not be listed on any exchange and will be subject to transfer restrictions.

This Supplemental Offering Memorandum is supplemental to, forms part of and must be read in conjunction with the Offering Memorandum. This Supplemental Offering Memorandum amends and updates certain information in the Offering Memorandum. To the extent the information in this Supplemental Offering Memorandum is inconsistent with the information in the Offering Memorandum, the information contained herein supersedes the information in the Offering Memorandum. Except where the context otherwise requires, terms defined in the Offering Memorandum have the same meaning when used in this Supplemental Offering Memorandum.

Investing in the Class B shares or the RDSs involves risks. See "Risk Factors" beginning on page 12 of the Offering Memorandum.

INITIAL OFFERING PRICE: $19.00 PER CLASS B SHARE OR RDS

The Class B shares and the RDSs have not been and will not be registered under the U.S. Securities Act or any other applicable law of the United States. The Class B shares are being offered outside the United States to non-U.S. persons in accordance with Regulation S under the U.S. Securities Act. The Class B shares may not be offered or sold within the United States or to U.S. persons (as defined under Regulation S) except in the form of RDSs. The RDSs may not be offered or sold within the United States or to U.S. persons, except to persons who are (a) qualified purchasers and (b) either (1) qualified institutional buyers or (2) accredited investors. For additional transfer restrictions, see "Certain ERISA Considerations" and "Transfer Restrictions" in the Offering Memorandum.

The managers have the option to purchase up to an aggregate of 2,394,400 additional Class B shares from us at the initial offering price less the managers' commission until 30 days from the commencement of trading of the Class B shares on Eurolist by Euronext on an "as-if-and-when-issued" basis to cover over-allotments.

The Class B shares are offered by the managers subject to their receipt and acceptance of any order by them and subject to their right to reject any order in whole or in part and will be ready for delivery on or about July 11, 2007 (the "Settlement Date"). Delivery of the Class B shares is expected to take place through the book-entry facilities of Nederlands Centraal Instituut voor Effectenverkeer B.V. ("Euroclear Nederland") in accordance with its normal settlement procedures applicable to equity securities and against payment for the Class B shares in immediately payable funds. If delivery of the Class B shares does not take place on the Settlement Date, all transactions in the Class B shares on Eurolist by Euronext conducted between the commencement of trading and the Settlement Date are subject to cancellation by Euronext Amsterdam N.V. All dealings in the Class B shares on Eurolist by Euronext prior to delivery are at the sole risk of the parties concerned. Euronext Amsterdam N.V. is not responsible or liable for any loss incurred by any person as a result of the cancellation of any transactions on Eurolist by Euronext as from the

commencement of trading until the Settlement Date. RDSs will be delivered following deposit of Class B shares with The Bank of New York, as depositary under the restricted deposit agreement (as described in the Offering Memorandum). Physical restricted depositary receipts ("RDRs") will be delivered on or about July 11, 2007.

The number of Class B shares and RDSs offered in the global offering can be further decreased or increased prior to the Settlement Date. Any such further decrease or any increase may be material. Any further decrease or any increase in the maximum number of Class B shares and RDSs being offered in the global offering will be announced in a press release issued in the Netherlands. The net proceeds from any further decrease or any increase in the maximum number of Class B shares and RDSs being offered in the global offering are expected to be utilized as set forth herein under "Use of Proceeds." The actual number of Class B shares and RDSs offered in the global offering and the results of the global offering will be announced in a press release and in a pricing statement in the Netherlands on or about July 4 , 2007 that will be available in printed form at our registered office, at the offices of the joint bookrunners and at the office of the paying agent in the Netherlands. This pricing statement will be filed with the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*) and its availability will be announced by means of an advertisement in a Dutch daily newspaper with wide circulation and the Euronext Amsterdam Daily Official List (*Officiële Prijscourant*).

Joint Bookrunners

Citi **Bear, Stearns International Limited** **Goldman Sachs International**

JPMorgan **Lehman Brothers** **Deutsche Bank**

Dated June 29, 2007

NOTICE TO INVESTORS

About this Supplemental Offering Memorandum and the Offering Memorandum

This Supplemental Offering Memorandum constitutes a supplement to a prospectus for the purposes of Article 16 of Directive 2003/71/EC of the European Parliament and of the Council and has been prepared in accordance with Article 5:23 of the Netherlands Financial Supervision Act (*Wet financieel toezicht*) and the rules promulgated thereunder. This Supplemental Offering Memorandum has been approved by and will be filed with the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*).

We accept responsibility for the information contained in this Supplemental Offering Memorandum. To the best of our knowledge, having taken all reasonable care to ensure that such is the case, the information contained in this Supplemental Offering Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information. You should rely only on the information contained in the Offering Memorandum and this Supplemental Offering Memorandum. We have not, and the managers have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in the Offering Memorandum and this Supplemental Offering Memorandum is accurate only as of the respective dates of the Offering Memorandum and this Supplemental Offering Memorandum, regardless of the time of delivery of such information or of any offer or sale of our Class B shares or the RDSs. Our business, financial condition, results of operations and prospects could have changed since that date. We expressly disclaim any duty to update the Offering Memorandum and this Supplemental Offering Memorandum except as required by applicable law.

Selling Restrictions

This Supplemental Offering Memorandum and the Offering Memorandum do not constitute, and may not be used for the purposes of, an offer or an invitation to subscribe for any Class B shares or RDSs by any person in any jurisdiction: (i) in which such offer or invitation is not authorised; (ii) in which the person making such offer or invitation is not qualified to do so; or (iii) to any person to whom it is unlawful to make such an offer or invitation.

The distribution of this Supplemental Offering Memorandum and the Offering Memorandum and the offering and sale of the securities offered hereby may be restricted by law in certain jurisdictions. Persons in possession of this Supplemental Offering Memorandum or the Offering Memorandum are required to inform themselves about and to observe any such restrictions. This Supplemental Offering Memorandum and the Offering Memorandum may not be used for, or in connection with, and do not constitute, any offer to sell, or a solicitation to purchase, any such securities in any jurisdiction in which such an offer or solicitation would be unlawful. See "Plan of Distribution" in the Offering Memorandum.

Presentation of Certain Information

We have prepared this Supplemental Offering Memorandum using a number of conventions, which you should consider when reading the information contained herein. Unless the context suggests otherwise, references to "we," "us," "our" and "our Company" are to Carlyle Capital Corporation Limited, a Guernsey limited company; references to "Carlyle" or "The Carlyle Group" are to Carlyle Investment Management and its affiliates; and references to "Carlyle Investment Management" are to Carlyle Investment Management L.L.C., a Delaware limited liability company. Other terms used but not defined in this Supplemental Offering Memorandum have the meanings given to such terms in the Offering Memorandum and such definitions are incorporated by reference herein. In addition, unless the context suggests otherwise, references to the issuance of Class B shares include the issuance of RDSs, representing ownership interests in Class B shares that are deposited with The Bank of New York, as depositary, and any other securities, cash or property that the depositary receives in respect of deposited Class B shares. Unless otherwise indicated, information in this Supplemental Offering Memorandum assumes that the option granted by our Company to the managers to purchase additional Class B shares to cover over-allotments has not been exercised.

Documents Available for Inspection

In addition to those documents set out in "Documents Available for Inspection" in the Offering Memorandum, this Supplemental Offering Memorandum will be available for inspection at the offices of the Company at First Floor, Dorey Court, Admiral Park, St Peter Port, Guernsey GY1 6HJ, Channel Islands during usual business hours (Saturdays, Sundays and public holidays excepted) for a period of 12 months after the date of this Supplemental Offering Memorandum. Copies of this Supplemental Offering Memorandum and the Offering Memorandum may be

obtained free of charge from the Company, the managers and from ING Bank N.V., the paying agent in the Netherlands, at the addresses referred to in "Documents Available for Inspection" and "Managers of the Global Offering" in the Offering Memorandum.

DECREASE IN THE INITIAL OFFERING PRICE PER CLASS B SHARE OR RDS

We have decreased the initial offering price for the Class B shares and the RDSs from between \$20.00 and \$22.00 per Class B share or RDS, as indicated in the Offering Memorandum, to \$19.00 per Class B share or RDS, as set forth on the cover of this Supplemental Offering Memorandum.

DECREASE IN THE NUMBER OF CLASS B SHARES BEING OFFERED

Decrease in the Number of Class B shares Being Offered

We have decreased the number of Class B shares being offered by our Company in the global offering from 19,047,620 Class B shares, as indicated in the Offering Memorandum, to 15,962,673 Class B shares, as set forth on the cover of this Supplemental Offering Memorandum. We are offering 15,789,473 newly issued Class B shares and the selling shareholders named in the Offering Memorandum are offering 173,200 existing Class B shares. The number of additional Class B shares that the managers have an option to purchase from our Company to cover over-allotments in connection with the global offering has similarly been decreased from a maximum of 2,857,143 Class B shares, as indicated in the Offering Memorandum, to a maximum of 2,394,400 Class B shares, as set forth on the cover of this Supplemental Offering Memorandum.

Further Decreases or Increases in the Number of Class B shares Offered

As described on the cover of this Supplemental Offering Memorandum, we may further decrease or increase the number of Class B shares offered in the global offering prior to the Settlement Date. Any such further decrease or any increase may be material. Any further decrease or any increase in the maximum number of Class B shares being offered in the global offering will be announced in a press release issued in the Netherlands. The net proceeds from any further decrease or any increase in the maximum number of Class B shares being offered in the global offering are expected to be utilized as set forth herein under "Use of Proceeds." The actual number of Class B shares offered in the global offering and the results of the global offering will be published in a press release and a pricing statement in the Netherlands on or about July 4, 2007 that will be available in printed form at our registered office, at the offices of the managers and at the office of ING Bank N.V., the paying agent in the Netherlands, at the addresses specified in "Documents Available for Inspection" and "Managers of the Global Offering" in the Offering Memorandum. This Supplemental Offering Memorandum will be filed with the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*) and its availability will be made public by means of an advertisement in a Dutch daily newspaper of wide circulation and the Euronext Amsterdam Daily Official List (*Officiële Prijscourant*).

Class B Shares Available for Trading

Upon completion of the offering 42,112,673 Class B shares will be available for trading. Following the expiration of the 60-day lock-up agreements described in the Offering Memorandum, 123,200 additional Class B shares will be available for trading, and following the expiration of the 180-day lock-up agreements described in the Offering Memorandum, 3,553,600 additional Class B shares will be available for trading. We cannot assure you that the holders of any of the Class B shares that are subject to lock-up restrictions will not sell substantial amounts of their Class B shares upon any waiver, expiration or termination of the restrictions. The occurrence of any such sales, or the perception that such sales might occur, could have a material adverse effect on the price of the Class B shares and the RDSs and could impair our ability to obtain capital through an offering of equity securities.

PURCHASE OF CLASS B SHARES BY CARLYLE AND/OR INVESTORS IDENTIFIED BY CARLYLE

Carlyle and/or investors identified by Carlyle may purchase up to an aggregate of 2,631,578 Class B shares in the global offering at the initial offering price of \$19.00 per Class B share (representing up to approximately 16% of the Class B shares offered in the global offering) for its and/or their own investment purposes. The managers will not receive any commissions or placement fees with respect to these Class B shares. The information contained herein assumes that all 2,631,578 of these Class B shares are purchased by Carlyle and/or investors identified by Carlyle.

USE OF PROCEEDS

This "Use of Proceeds" section replaces the "Use of Proceeds" section in the Offering Memorandum. The information in this section should also be read in conjunction with the information appearing in this Supplemental Offering Memorandum under "Capitalization" and the information appearing in the Offering Memorandum under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The following table presents the proceeds that we expect to receive in connection with the global offering and the initial uses of those proceeds, including paying the managers' commissions and placement fees and other estimated fees and expenses. Subsequent to the closing of the global offering, we expect to reallocate a portion of the capital initially used to purchase mortgage products to leveraged finance investments as those investments become available. This information is based on the initial offering price of $19.00 per Class B share and assumes that we will issue 15,789,473 Class B shares in the global offering. We will not receive any proceeds from the sale of Class B shares by the selling shareholders in the global offering.

Proceeds		Uses of Capital	
	(In thousands) (Unaudited)		
Gross proceeds from investors in the global offering	$ 300,000	Managers' commissions and placement fees and other estimated fees and expenses	$ 19,614
		Repayment of Bridge Loan (1)	191,667
		Cash available to fund future investments and working capital	88,719
Total gross proceeds from the global offering	$ 300,000	Total cash used or available for use	$ 300,000

(1) At the time of the global offering, approximately $148.0 million (unaudited) of the proceeds from the Bridge Loan (as defined in "Description of Indebtedness — Bridge Loan" in the Offering Memorandum) will have been applied to investments in RMBS, approximately $14.3 million (unaudited) of the proceeds from the Bridge Loan will have been invested with the U.S. Leveraged Finance investment unit and approximately $29.4 million (unaudited) of the proceeds from the Bridge Loan will have been applied to investments in cash and equivalents.

We expect to invest the net proceeds from the global offering both directly and, through our subsidiaries, indirectly in accordance with our investment objectives within 60 days of the closing of the global offering (including the investment of the "cash available to fund future investments and working capital" listed in the above table). These investments include securities we purchased in anticipation of our receipt of the net proceeds from the global offering. We entered into these delayed settlement contracts in order to reduce the time it will take us to fully deploy the capital raised in the global offering. We expect that a majority of the net proceeds from the global offering will initially be invested in mortgage-related assets given the highest ratings of AAa and AAA, respectively, by Moody's and S&P. We expect that the remainder of the net proceeds from the global offering will be invested in U.S. and European bank loans, high yield debt securities, CDOs and CLOs and other assets managed by Carlyle's Leveraged Finance Team. Pending the full deployment of the net proceeds from the global offering in accordance with our investment strategy, we will hold the net proceeds in cash and U.S. agency and U.S. government securities. The allocation of our capital among investments in the various asset classes is expected to change from time to time in the sole discretion of Carlyle in response to prevailing market conditions. For more details of the types of investments that we intend to make with the net proceeds set forth above, see "Business" in the Offering Memorandum.

To the extent that we further decrease the number of Class B shares offered in the global offering prior to the Settlement Date, the reduction in net proceeds would be reflected in the table above as a reduction in cash available to fund future investments and working capital. To the extent that we increase the number of Class B shares offered in the global offering prior to the Settlement Date, the additional net proceeds would be reflected in the table above as additional cash available to fund future investments and working capital. In either case, there would be corresponding change in the capitalization table set forth below. Any such change may be material.

DIVIDEND POLICY

This "Dividend Policy" section updates the "Dividend Policy" section in the Offering Memorandum.

Our targeted dividend payments have not changed from the targets indicated in the Offering Memorandum and, subject to having sufficient cash and profits or reserves available for the purpose, remain within a range of approximately $0.51 to $0.56 per Class B share (unaudited) for the quarter ending September 30, 2007 and within a range of approximately $0.53 to $0.58 per Class B share (unaudited) for the quarter ending December 31, 2007. These are targeted dividend ranges and not forecasts or commitments and are based on a number of assumptions, as described in the Offering Memorandum under "Dividend Policy— Target Dividend Assumptions" as modified by "—Changes to Target Dividend Assumptions" as set forth below. We cannot assure you that the target dividends will be realized. Thereafter, subject to having sufficient cash and profits or reserves available for the purpose, we intend to pay a quarterly cash dividend on each Class B share of approximately 90% of our Adjusted Net Income. This information should be read in conjunction with the information appearing in the Offering Memorandum under "Dividend Policy."

Changes to Target Dividend Assumptions

The following of the principal assumptions (unaudited) on which the target dividends are based have changed as follows:

- 15,789,473 new Class B shares are issued and sold by us in the global offering at a price of $19.00 per Class B share which is a change from our prior assumption in the Offering Memorandum of 18,874,420 new Class B shares being issued and sold by us in the global offering at a price of $21.00 per Class B share; and

- we raise net proceeds of approximately $280.4 million (unaudited) pursuant to the global offering which is a change from our prior assumption in the Offering Memorandum of our raising net proceeds of approximately $370.6 million (unaudited) pursuant to the global offering.

The remaining principal assumptions on which the target dividends are based as set forth in the Offering Memorandum have not changed.

CAPITALIZATION

This "Capitalization" section replaces the "Capitalization" section in the Offering Memorandum and reflects the decrease in Class B shares being issued by the Company in the global offering and the decrease in the initial offering price per Class B share. The information in this section should be read in conjunction with the information appearing in this Supplemental Offering Memorandum under "Use of Proceeds" and the information appearing in the Offering Memorandum under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2007:

- on a historical basis prepared in accordance with IFRS; and

- as adjusted for: (i) our issuance of 15,789,473 Class B shares in the global offering in exchange for gross proceeds of approximately $300.0 million (unaudited) based on the initial offering price of $19.00 per Class B share, resulting in net proceeds to us of approximately $280.4 million (unaudited); and (ii) the application of the net proceeds that we receive in connection with the global offering as described under "Use of Proceeds."

The following table does not reflect debt that we may incur in connection with our deployment of the net proceeds from the global offering and excludes any Class B shares that may be issued under our equity plans (see the information appearing in the Offering Memorandum under "Management and Corporate Governance —Equity Incentive Plans").

	As of March 31, 2007 (unaudited)	
	Actual	As Adjusted for the Global Offering
	(In thousands, except share and per share amounts)	
Cash and cash equivalents(1)	$ 41,081	$ 129,800
Secured short-term debt:		
Repurchase agreements	$ 16,054,494	$ 16,054,494
Revolving loan	476,400	476,400
Total short-term debt	16,530,894	16,530,894
Long-term debt	0	0
Shareholders' equity:		
Class A shares, par value $0.01 per share, 100 shares authorized, 6 shares issued and outstanding, actual, and as adjusted	0	0
Class B shares, par value $0.01 per share, 30,000,000 shares authorized, actual; 500,000,000 shares authorized, as adjusted; 30,000,000 shares issued and outstanding, actual; 45,789,473 shares issued and outstanding, as adjusted	300	458
Share premium	38,116	318,345
Distributable reserves	550,000	550,000
Accumulated earnings	9,187	9,187
Fair value reserves	23,970	23,970
Minority Interest	54	54
Total shareholders' equity	621,627	902,014
Total capitalization	$ 17,152,521	$ 17,432,908

(1) Cash and cash equivalents, as adjusted for the global offering, reflects the use of approximately $191.7 million (unaudited) of cash to repay the Bridge Loan, which is not reflected in the table because it was not incurred as of March 31, 2007.

Subsequent to March 31, 2007, there have been changes in our capitalization through June 26, 2007, other than those shown in the table above, including (i) an increase of approximately $5.16 billion (unaudited) in repurchase agreements due to our deployment of additional capital from the 26% (unaudited) of our capital that was allocated to the Liquidity Cushion at March 31, 2007, (ii) our drawdown of the Bridge Loan of approximately $191.7 million (unaudited), which we expect to repay from the net proceeds of the global offering, and (iii) the issuance by CCIL of $800 million (unaudited) aggregate principal amount of term Notes, the proceeds of which were used to repay the revolving loan and for additional bank loan purchases. In addition, see the information appearing in "Recent Developments" for a description of certain changes to our fair value reserves. See the information appearing in the Offering Memorandum under "Description of Indebtedness — Bridge Loan" for a description of the Bridge Loan and under "Description of Indebtedness—Senior Secured Notes" for a description of the Notes.

Dilution is calculated as the difference between the initial offering price of $19.00 per Class B share and approximately $19.62 (unaudited), the estimated net tangible book value per Class B share at March 31, 2007, as adjusted to give effect to the global offering and excluding any Class B shares that may be issued under our equity plans (see the information appearing in the Offering Memorandum under "Management and Corporate Governance — Equity Incentive Plans"). As such, and based on the estimated net tangible book value per Class B share at March 31, 2007 as adjusted for the global offering, if you purchase Class B shares in the global offering, you will not incur immediate dilution. However, we believe you are likely to incur immediate dilution based on our net tangible book value as of the Settlement Date.

RECENT DEVELOPMENTS

This "Recent Development" section replaces the "Summary – Recent Developments" and the "Management's Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments" sections in the Offering Memorandum.

We estimate that from April 1, 2007 to June 26, 2007, our fair value reserves declined by approximately $84.2 million (unaudited), from approximately $24.0 million (unaudited) as of March 31, 2007 to an estimated $(60.2)

million (unaudited) as of June 26, 2007. This compares to an increase in our fair value reserves from January 1, 2007 to March 31, 2007 of approximately $11.6 million (unaudited). Although we did not close our financial records as of June 26, 2007, our preliminary estimate of our total equity per Class B share as of June 26, 2007 was approximately $18.65 (unaudited). Our estimate may have been different had we closed our financial records. Note that our preliminary estimate of our total equity per Class B share as of June 26, 2007, does not reflect the effects of the global offering, which we believe are likely to result in additional dilution.

The financial data as of and for the period ended June 26, 2007 is principally based upon valuations of securities that have been provided to us by Interactive Data Pricing and Reference Data, Inc., an external pricing service. We do not believe that the fluctuations in our fair value reserves and total equity per Class B share or recent changes in interest rates, will affect our targeted dividends for the quarters ending September 30, 2007 and December 31, 2007. Further changes in market conditions or other factors would result in further changes in our fair value reserves and total equity per Class B share.

THE GLOBAL OFFERING

This "The Global Offering" section updates the "The Global Offering" section in the Offering Memorandum and should be read in conjunction with it.

Expected Timetable for the Global Offering

This section "The Global Offering – Expected Timetable for the Global Offering" replaces the section "The Global Offering – Expected Timetable for the Global Offering" in the Offering Memorandum.

The timetable below lists certain expected key dates for the global offering.

Event	Date
Commencement of the global offering	May 9, 2007
Expected allotment of the RDSs and Class B shares in Canada and to certain other Investors	July 3, 2007
Expected allotment of the balance of the Class B shares	July 4, 2007
Eurolist by Euronext listing date	July 4, 2007
Settlement date or closing date	July 11, 2007

The timetable for the global offering is subject to acceleration or extension. Any acceleration or extension of the timetable for the global offering will be announced in a press release (together with any related revision of the expected dates of pricing, allocation and closing) at least two hours before the proposed expiration of the accelerated timetable for the global offering or, in the event of an extended timetable for the global offering, at least two hours before the expiration of the original timetable for the global offering. Any extension of the timetable for the global offering will be for a minimum of one full business day. The subscription period will be for a minimum of six business days.

Allotment

This section "The Global Offering – Allotment" replaces the section "The Global Offering – Allotment" in the Offering Memorandum.

Indications of interest in acquiring Class B shares will be solicited by the managers. The offer commenced on May 9, 2007 and the latest time and date for receipt of indications of interest is expected to be on or about 5:00 p.m. (Central European Summer Time) on July 3, 2007. Multiple expressions of interest may be submitted.

Allotment of the Class B shares, including any Class B shares represented by RDSs, by each of the managers to their investment accounts is expected to take place before the commencement of trading on Eurolist by Euronext on or about July 4, 2007, subject to acceleration or extension of the timetable for the global offering. Allocations among managers will be specified in the purchase/placement agreement. In accordance with Guernsey statutory requirements, the minimum level of subscriptions upon which we may proceed to allotment is two shares.

We expect to announce the numbers of RDSs allocated to U.S. investors and the number of Class B shares allocated to Canadian investors and certain other investors in the global offering on or about July 3, 2007 and the numbers of the balance of the Class B shares allocated to non-U.S. investors on or about July 4, 2007. We will publish a pricing statement on or about July 4, 2007, which will state the final offering price, the final aggregate number of Class B shares to be issued by us or sold by the selling shareholders, and the results of the global

offering. The Class B shares and RDSs are offered subject to a number of conditions, including the managers' right in their discretion to reject orders in whole or in part.

PLAN OF DISTRIBUTION

This "Plan of Distribution" section updates the "Plan of Distribution" section in the Offering Memorandum and should be read in conjunction with it.

We plan to enter into a purchase/placement agreement on or about July 3, 2007 with the managers.

The following tables show the initial offering price and total managers' commissions with respect to us and the selling shareholders and proceeds before estimated fees and expenses to us and proceeds to the selling shareholders, with respect to the Class B shares (assuming (i) no Class B shares are sold directly by us or the selling shareholders in the private placement described under "Private Placements" in the Offering Memorandum and (ii) the initial offering price of $19.00 per Class B share). These amounts are shown assuming both no exercise and full exercise of the managers' option to purchase additional Class B shares.

	Paid by our Company		
	Per Class B share	No Exercise	Full Exercise
		(in millions)	
Initial offering price	$19.00	$300.0	$345.5
Managers' commissions (1)	1.14	15.0	17.7
Proceeds, before estimated fees and expenses, to our Company (2)	$17.86	$285.0	$327.8

	Paid by the selling shareholders		
	Per Class B share	No Exercise	Full Exercise
		(in millions)	
Initial offering price	$19.00	$3.3	$3.3
Managers' commissions	1.14	0.2	0.2
Proceeds to the selling shareholders	$17.86	$3.1	$3.1

(1) The managers will not receive commissions on the 2,631,578 Class B shares purchased in the global offering by Carlyle and/or investors identified by Carlyle. See "Purchase of Class B shares by Carlyle and/or investors identified by Carlyle."
(2) Estimated fees and expenses to be borne by our Company are approximately $4.6 million which are primarily comprised of professional fees, production, filing and marketing related costs.

Relationship with the Managers

The following paragraph replaces the second paragraph under "Plan of Distribution – Relationship with the Managers" in the Offering Memorandum in its entirety.

The joint bookrunners, or their affiliates, will subscribe to the offer at the offer price for Class B shares with an aggregate offering price of up to $200 million (unaudited) (representing approximately 66% of the Class B shares offered in the global offering based on the initial offering price of $19.00 per Class B share) for their own investment purposes, subject to reduction to satisfy demand from other investors.

Selling Restrictions

The "Plan of Distribution – Selling Restrictions - - Switzerland" section in the Offering Memorandum is replaced with the following and the other selling restrictions as set forth in the Offering Memorandum have not changed.

Switzerland

In Switzerland, the Class B shares may only be offered to qualified investors as defined in art.10 para. 3 Swiss Federal Act on Collective Investment Schemes of 23 June 2006 (CISA) in connection with art. 6 Ordinance on Collective Investment Schemes of 22 November 2006 (CISO), including institutional investors with a professional treasury department and high net-worth individuals (HNWI); deemed HNWI are individuals who have confirmed in writing that they either directly or indirectly hold financial investments ("bankable assets") of at least CHF 2,000,000 or the equivalent in other currency at the time of subscribing for the Class B shares.

The Class B shares have not been registered for public distribution in or from Switzerland with the Swiss financial services authority, the Swiss Federal Banking Commission (SFBC), and the investors therefore do not benefit from the protection afforded by the CISA and the supervision thereunder by the SFBC.

SECURITY OWNERSHIP

The "Security Ownership – The Class B shares" section in the Offering Memorandum is replaced with the following.

The Class B shares

The following table presents certain information with respect to the ownership of the Class B shares by our directors and officers, both individually and as a group, and of the selling shareholders, both individually and as a group, immediately prior to and after the closing of the global offering, assuming that we issue 15,789,473 Class B shares, including the Class B shares represented by RDSs, in the global offering.

	Immediately Prior to the Global Offering		Class B Shares to be Sold in the Global Offering	Immediately After the Global Offering (3)	
Name and Address (1)	**Class B Shares Owned**	**Percentage of Outstanding**		**Class B Shares Owned**	**Percentage**
	(Unaudited)		(Unaudited)	(Unaudited)	
Directors					
Robert B. Allardice III (2)	50,000	0.17%	-	50,000	0.11%
William E. Conway, Jr. (2)	1,107,500	3.69	-	1,107,500	2.42
James H. Hance, Jr. (2)	125,000	0.42	-	125,000	0.27
John L. Loveridge (2)	10,000	0.03	-	10,000	0.02
H. Jay Sarles (2)	50,000	0.17	-	50,000	0.11
John C. Stomber (2)	75,000	0.25	-	75,000	0.16
Michael J. Zupon (2)	100,000	0.33	-	100,000	0.22
Officers who are not directors					
Randolph P. Green (2)	-	-	-	-	-
Vincent M. Rella (2)	5,000	0.02	-	5,000	0.01
Patrick Trozzo (2)	7,500	0.03	-	7,500	0.02
William F. Greenwood (2)	5,000	0.02	-	5,000	0.01
All directors and officers as a group (11 persons)	1,535,000	5.12%	-	1,535,000	3.35%
Selling shareholders					
Front Street Investment Management Inc.	146,400	0.49	73,200	73,200	0.16
HBK Investment Corporation	150,000	0.50	100,000	50,000	0.11
All selling shareholders as a group (2 persons)	296,400	0.99%	173,200	123,200	0.27%

(1) The address of each director shareholder and of each selling shareholder named above is c/o Carlyle Capital Corporation Limited, PO Box 543, First Floor, Dorey Court, Admiral Park, St Peter Port, Guernsey GY1 6HJ, Channel Islands.

(2) Represents beneficial ownership of our Class B shares held through CCC Coinvestment Ltd., an affiliate of Carlyle Investment Management, which in total owns 3,553,600 Class B shares including those set out in the table above.

(3) Assumes that the option granted to the managers to purchase additional Class B shares solely to cover over-allotments has not been exercised and excludes any Class B shares that may be issued under our equity plans. See the information appearing in the Offering Memorandum under "The Global Offering —Option to Purchase Additional Class B shares" and "Management and Corporate Governance — Equity Incentive Plans."

CARLYLE CAPITAL

CORPORATION LIMITED

PRICING STATEMENT

15,962,673 Class B shares

CARLYLE CAPITAL
CORPORATION LIMITED

(incorporated in Guernsey on August 29, 2006 as a limited company under The Companies (Guernsey) Laws, 1994, as amended, with registration number 45403)

In the form of Class B shares or Restricted Depositary Shares

---

This document constitutes the pricing statement (the "Pricing Statement") relating to the global offering (the "Offer") by Carlyle Capital Corporation Limited (the "Company") of 15,789,473 newly issued Class B shares and by certain selling shareholders of 173,200 existing Class B shares, as described in the offering memorandum relating to the Offer dated June 19, 2007 (the "Offering Memorandum") and the supplemental offering memorandum dated June 29, 2007 (the "Supplemental Offering Memorandum"). This is a global offering which consists of a private placement to qualified and certain other investors in the Netherlands and in other countries as described in the Offering Memorandum and the Supplemental Offering Memorandum. In the United States, Class B shares will only be offered in the form of restricted depositary shares ("RDSs"), each representing one Class B share, in a private placement to certain "qualified institutional buyers" (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act")) who are "qualified purchasers" (as defined in the U.S. Investment Company Act of 1940, as amended (the "Investment Company Act"), and related rules). Additionally, as part of this global offering, the Company and the selling shareholders will directly offer RDSs in a private placement (the "Private Placement"), with the managers acting as placement agents, to certain "accredited investors" (as defined in Rule 501(a) under the U.S. Securities Act) who are qualified purchasers.

This Pricing Statement has been prepared in accordance with Directive 2003/71/EC of the European Parliament and of the Council and the Netherlands Financial Supervision Act (*Wet op het financieel toezicht*). This Pricing Statement will be filed with the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*) (the "AFM") and its availability will be made public by means of an advertisement in a Dutch daily newspaper of wide circulation and the Euronext Amsterdam Daily Official List (*Officiële Prijscourant*). This Pricing Statement is also being delivered on a confidential basis in the United States and other jurisdictions in connection with the private placement in such jurisdictions of the Class B shares and RDSs being offered in the global offering.

This Pricing Statement is supplemental to and must be read in conjunction with the Offering Memorandum and the Supplemental Offering Memorandum. Except where the context otherwise requires, terms defined in the Offering Memorandum and the Supplemental Offering Memorandum have the same meaning when used in this Pricing Statement.

Application has been made for the admission to trading of all of the Class B shares on Euronext Amsterdam N.V.'s Eurolist by Euronext ("Eurolist by Euronext") and for the listing of the Class B shares under the symbol "CCC". It is expected that such listing will become effective and that dealings in the Class B shares will commence on July 4, 2007 on an "as-if-and-when-issued" basis. The RDSs will not be listed on any exchange and will be subject to transfer restrictions, as described in the Offering Memorandum.

Due to the US holiday on July 4, 2007, many US trading systems will be closed and, accordingly, some US investors may not have the ability to enter orders until July 5, 2007.

The Class B shares are offered by the managers subject to their receipt and acceptance of any order by them and subject to their right to reject any order in whole or in part and will be ready for delivery on July 11, 2007 (the "Settlement Date"). Delivery of the Class B shares is expected to take place through the book-entry facilities of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. ("Euroclear Nederland") in accordance with its normal settlement procedures applicable to equity securities and against payment for the Class B shares in immediately payable funds. If delivery of the Class B shares does not take place on the Settlement Date all transactions in the Class B shares on Eurolist by Euronext conducted between the commencement of trading and the Settlement Date are subject to cancellation by Euronext Amsterdam N.V. All dealings in the Class B shares on Eurolist by Euronext prior to delivery are at the sole risk of the parties concerned. Euronext Amsterdam N.V. is not responsible or liable for any loss incurred by any person as a result of the cancellation of any transactions on Eurolist by Euronext as from the commencement of trading until the Settlement Date.

The managers of the global offering have the option to purchase up to an aggregate of 2,394,400 additional Class B shares from us at the initial offering price less the managers' commission until 30 days from the commencement of trading of the Class B shares on Eurolist by Euronext on an "as-if-and-when-issued" basis to cover over-allotments.

See "Risk Factors" beginning on page 12 of the Offering Memorandum and "Notice to Investors" beginning on page 161 of the Offering Memorandum and page 3 of the Supplemental Offering Memorandum for important information that should be considered before buying the Class B shares or RDSs.

INITIAL OFFERING PRICE: $19 PER CLASS B SHARE OR RDS

The Class B shares and the RDSs have not been and will not be registered under the U.S. Securities Act or any other applicable law of the United States. The Class B shares are being offered outside the United States to non-U.S. persons in accordance with Regulation S under the U.S. Securities Act. The Class B shares may not be offered or sold within the United States or to U.S. persons (as defined under Regulation S) except in the form of RDSs. The RDSs may not be offered or sold within the United States or to U.S. persons, except to persons who are (a) qualified purchasers and (b) either (1) qualified institutional buyers or (2) accredited investors. For additional transfer restrictions, see "Certain ERISA Considerations" and "Transfer Restrictions" in the Offering Memorandum.

Joint Bookrunners

Citi	**Bear, Stearns International Limited**	**Goldman Sachs International**
JPMorgan	**Lehman Brothers**	**Deutsche Bank**

Dated July 3, 2007

THE GLOBAL OFFERING

General

The following table summarizes the size and gross proceeds of the global offering. Unless otherwise mentioned in this Pricing Statement, all figures assume that the managers' over-allotment option is not exercised.

	Number of Class B shares or RDSs	Gross Proceeds
Number of Class B shares or RDSs sold in the global offering, excluding RDSs sold in the Private Placement	11,461,025	$217,759,475
Number of RDSs sold in the Private Placement	4,501,648	$85,531,312
Total	15,962,673	$303,290,787

The managers are acting for the Company and for no one else in connection with the admission and will not be responsible to anyone other than the Company for providing the protections afforded to clients of the managers, nor for giving advice in relation to the admission or any other matter referred to herein.

Costs and Expenses of the Offer

The fees and expenses of the Offer (excluding managers' commissions and placement fees) will be borne by the Company. The fees and expenses of the Offer (excluding managers' commissions and placement fees of approximately $15.0 million borne by the Company and $0.2 million borne by the selling shareholders) are estimated to be approximately $4.6 million, based on the gross proceeds of approximately $300.0 million to the Company and $3.3 million to the selling shareholders.

Purchase Agreement

The Company has entered into a Purchase/Placement Agreement with the managers named below under which the managers have agreed to purchase, and the Company has agreed to sell to the several managers, the aggregate number of the Class B shares, including Class B shares represented by RDSs, set forth on the front cover of this Pricing Statement (less any Class B shares sold directly by us or the selling shareholders in the Private Placement described under "Private Placements" in the Offering Memorandum) at the Initial Offering Price of $19 per Class B share or RDS. See "Plan of Distribution" in the Offering Memorandum and the Supplemental Offering Memorandum. This table does not include 2,631,579 Class B shares purchased by Carlyle or an affiliate of Carlyle, which Class B shares are not subject to any lock-up agreement.

Name	Number of Class B shares or RDSs
Citigroup Global Markets Limited	2,221,849
Bear, Stearns International Limited	2,221,849
Goldman Sachs International	2,221,849
J.P. Morgan Securities Ltd.	2,221,849
Lehman Brothers International (Europe).	2,221,849
Deutsche Bank AG, London Branch.	2,221,849
Total	13,331,094

Selling Restrictions

This Pricing Statement, the Offering Memorandum and the Supplemental Offering Memorandum do not constitute, and may not be used for the purposes of, an offer or an invitation to subscribe for any Class B shares or RDSs by any person in any jurisdiction: (i) in which such offer or invitation is not authorised; (ii) in which the person making such offer or invitation is not qualified to do so; or (iii) to any person to whom it is unlawful to make such an offer or invitation.

The distribution of this Pricing Statement, the Offering Memorandum and the Supplemental Offering Memorandum and the offering and sale of the securities offered hereby may be restricted by law in certain jurisdictions. Persons in possession of this Pricing Statement, the Offering Memorandum or the Supplemental Offering Memorandum are required to inform themselves about and to observe any such restrictions. This Pricing Statement, the Offering Memorandum and the Supplemental Offering Memorandum may not be used for, or in connection with, and do not constitute, any offer to sell, or a solicitation to purchase, any such securities in any jurisdiction in which such an offer or solicitation would be unlawful. See "Plan of Distribution" in the Offering Memorandum and the Supplemental Offering Memorandum.

Documents Available for Inspection

In addition to those documents set out in "Documents Available for Inspection" in the Offering Memorandum and the Supplemental Offering Memorandum, this Pricing Statement will be available for inspection at the offices of the Company at First Floor, Dorey Court, Admiral Park, St Peter Port, Guernsey GY1 6HJ, Channel Islands during usual business hours (Saturdays, Sundays and public holidays excepted) for a period of 12 months after the date of the Supplemental Offering Memorandum. Copies of this Pricing Statement, the Offering Memorandum and the Supplemental Offering Memorandum may be obtained free of charge from the office of the Company, the offices of the managers and the office of ING Bank N.V., the paying agent in the Netherlands, at the addresses referred to in "Documents Available for Inspection" and "Managers of the Global Offering" in the Offering Memorandum.

CARLYLE CAPITAL

Quarterly Report
June 30, 2007

This quarterly report does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any shares or other securities of Carlyle Capital Corporation Limited (the "Company"). Nothing in this presentation is intended to be taken by, and should not be taken by, any individual recipient as investment advice, a recommendation to buy, hold or sell any security, or an offer to sell or a solicitation of offers to purchase any security.

The financial information contained herein has not been audited. The information contained herein is based on certain assumptions and estimates; actual results will seldom equal the estimates.

No statement in this quarterly report is intended to be nor may be construed as a profit or dividend forecast and there can be no assurance that the assumptions described herein, the returns and targets (including without limitation target portfolio composition) indicated herein will be achieved.

CARLYLE CAPITAL

CEO Letter to Shareholders

It is a pleasure to write my first letter to the shareholders of Carlyle Capital Corporation Limited ("CCC"), a Guernsey limited company trading under the ticker symbol "CCC" on the Euronext Amsterdam NV. Despite difficult market conditions in the fixed income markets, our Board of Directors concluded that it was in the best interests of CCC and its shareholders to list the Class B Shares on the Euronext exchange and allow the equity markets to value the company. CCC completed its $345 million global offering of Class B shares at $19 per share on July 11, 2007.

I am pleased to report that CCC had a net annualized return on average capital on $598 million of 14.67% for the quarter ending June 30, 2007. Measuring net return on average capital using both the proceeds from the private placement and the "pre-capital" from the bridge loan, CCC has a net annualized return on average capital for the second quarter of 12.88%, which is consistent with our targeted performance. Our agreements with investors in the private placement provided that the company would begin to pay dividends to our shareholders only after the completion of CCC's global offering. We intend to pay a dividend based on third quarter performance and will retain earnings this quarter. Had we paid a dividend for the second quarter equal to 90% of CCC's net annualized return on average capital, including pre-capital, the dividend yield per Class B share would have been 11.59%.

As the following two charts illustrate, after a long period of interest rate stability, term interest rates moved sharply in May and June 2007 and investors started to re-price risk across the fixed income markets. This volatility also affected credit spreads which widened on B/BB bank loans and for the first time in several quarters, lenders were requiring covenants in loan agreements on newly issued loans.



10 year US Treasury Yield
Sep. 1, 2006 - July 3, 2007
Yield (%)
5.4
5.2
5
4.8
4.6
4.4
9/1/2006
9/22/2006
10/13/2006
11/3/2006
11/24/2006
12/15/2006
1/5/2007
1/26/2007
2/16/2007
3/9/2007
3/30/2007
4/20/2007
5/11/2007
6/1/2007
6/22/2007

US 5yr Credit Default Swap 'CDX Series 8 Crossover' Index*

March 21, 2007 - July 3, 2007


Spread (bps)
200
190
180
170
160
150
140
3/21/2007
3/28/2007
4/4/2007
4/11/2007
4/18/2007
4/25/2007
5/2/2007
5/9/2007
5/16/2007
5/23/2007
5/30/2007
6/6/2007
6/13/2007
6/20/2007
6/27/2007

* The CDX Crossover Index is an index of 35 single name corporate credit default swaps, of which obligors have a BB or split BB investment grade rating at inception of the index. Please note that we have used the most recent CDX index. A new series trades every 6 months.

We believe our investment strategy is conservative and is designed to pay a consistent high cash dividend yield to investors. Although our investment strategy enables CCC to invest in various asset classes, we principally invest in AAA US Government Agency capped floating rate securities that enjoy the implied guaranty of the US government. We also invest in B/BB senior secured bank loans. The returns from these asset classes are statistically uncorrelated and provide our shareholders with the benefits of a diversified portfolio. Our portfolio as of June 30, 2007, is summarized below in the following graphs:

Capital Allocation of $744.3 million [1]


Liquidity Cushion (as a percent of Total Equity), 25%
Mezzanine Debt, 2%
European Bank Loans/High Yield/CDOs/CLOs, 5%
US Bank Loans/High Yield/CDOs/CLOs, 15%
Residential Mortgage-Backed Securities ("RMBS"), 53%
Distressed Debt 0%

[1] Capital includes pre - capital of $191.7 million from the Bridge Loan.

Investment Assets of $22.7 billion[1]


Liquidity Cushion 0.8%
Mezzanine Debt 0.1%
European Bank Loans/High Yield/CDOs/CLOs 0.2%
US Bank Loans/High Yield/CDOs/CLOs 3.9%
RMBS 95.0%
Distressed Debt 0%

[1] Investment Assets = Available for sale financial assets, at fair value + cash and cash equivalents

As of June 30, 2007
Rating Categories of our Portfolio (by S&P Rating)


AAA Rated US Government Agency Issued MBS
95.85%
Other Ratings
4.15%

We use leverage with each asset class to amplify returns, but we limit the amount of leverage we use by allocating a portion of our capital to a liquidity cushion. The liquidity cushion is comprised of cash, cash equivalents and unencumbered government securities. Under our current investment guidelines, we are required to maintain a liquidity cushion of at least twenty-percent of our adjusted equity. As CCC buys securities, we establish the liquidity cushion at settlement and use it to maintain margin during our holding period of the security. In the event that we receive a margin call on our levered securities, we can utilize the liquidity cushion to timely meet margin calls without having to make sales under potentially uncertain market conditions. We are proud to say that the model worked as we planned during the recent interest rate rise and we maintained our liquidity cushion in accordance with our investment guidelines.

In May, we borrowed $191.7 million from affiliates of the placement agents on an unsecured basis to begin investing the expected proceeds from the global offering. When measuring compliance with CCC's investment guidelines, management calculates the liquidity cushion using both the $493 million of adjusted equity and the proceeds from the aforementioned Bridge Loan, or approximately $684 million of equity. As of June 30, 2007, CCC's liquidity cushion was approximately 27.8% based on $684 million of equity. If management solely used the $493 million of adjusted equity, at June 30, 2007, our liquidity cushion was 37.8%. We view this Bridge Loan as "pre-capital" and internally measure all metrics of CCC's portfolio as if the Bridge Loan was pure equity including without limitation, the metrics related to changes to fair market reserves.

CCC believes that managing the liability side of the balance sheet is as important as selecting the proper investments for the asset side. We currently utilize a "matched book" approach in managing CCC's portfolio to minimize interest rate exposure by matching resets on our assets and liabilities. Although CCC currently has exposure to deeply "out of the money" interest rate caps (embedded cap levels are significantly above today's 1 month Libor level), we do not hedge such securities at this time. The US Government Agency capped floaters in our portfolio are reset monthly based on 1 month Libor. CCC attempts to manage the interest rate risk associated with its business model through its use of 30 day repurchase agreements. These agreements are set at the 30 day repurchase rate on the same day that Libor is set on the underlying securities. In addition, all of CCC's bank loans are floating rate and are funded by a AAA asset backed commercial paper/medium term note program issued by Carlyle Capital

Investment Ltd., a subsidiary of CCC. These notes have an average maturity of nine months and are issued on a floating rate basis.

Looking forward, we believe the current market conditions will allow CCC to invest the proceeds from the global offering into our chosen asset classes at higher spreads. We will likely reduce our use of leverage and focus on maintaining targeted performance rather than increase returns. Higher credit spreads and increased volatility in the financial markets increases the risks of our portfolio. By reducing leverage, we believe we can offset the increase in risk associated with higher spreads and volatility while maintaining targeted returns.

CCC's management team believes in the old fixed income adage "there are bold CIOs and there are old CIOs, but there are no bold, old CIOs". We will continue to manage your investment with a conservative view towards risk taking.

CCC thanks you for your support.

John C. Stomber
CEO, President and Chief Investment Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

July 26, 2007

Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of CCC's operations. Throughout this MD&A, unless otherwise specified, "CCC," "the Company," "the Group," "we," "us," and "our" refer to Carlyle Capital Corporation Limited and its consolidated subsidiaries. Except as otherwise indicated, all financial information reflected herein is determined on the basis of International Financial Reporting Standards ("IFRS"). This MD&A should be read in conjunction with our unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2007.

Special Note Regarding Forward Looking Statements

This quarterly report contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "project," "should," "will" and "would" or the negative of those terms, other variations thereof or other comparable terminology. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. For a discussion of the risks and uncertainties which could cause actual results to vary from our forward looking statements, you should carefully consider this quarterly report, our most recent annual consolidated financial statements and notes thereto and any subsequent interim financial statements available from our website. Factors that could cause actual results to vary from our forward-looking statements include, but are not limited to:

- our lack of a longer operating history, differences between our investment objectives and the investment objectives of Carlyle Investment Management L.L.C. ("The Carlyle Group") and The Carlyle Group's track record not being indicative of its or our future performance;
- The Carlyle Group's ability to execute our investment strategy, including through the identification of a sufficient number of appropriate investments;
- the continuation of The Carlyle Group as our investment manager and the continued affiliation with The Carlyle Group of its key investment professionals;
- our financial condition and liquidity, including our ability to access or obtain new sources of financing at attractive rates in order to leverage investments in accordance with our investment strategy;
- changes in the values or returns of investments that we make;
- changes in financial markets, interest rates or industry, general economic or political conditions; and
- the general volatility of the capital markets and the market price of the Class B shares and RDSs.

Except as required by applicable law, we undertake no obligation to update or revise publicly any forward looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements might not occur. We qualify any and all of our forward-looking statements by these cautionary factors.

Our Company

We are a Guernsey limited company that was formed on August 29, 2006. Our objective is to achieve attractive risk-adjusted returns for shareholders through current income and, to a lesser extent, capital appreciation. We seek to achieve this objective by investing in a diversified portfolio of fixed income assets consisting of mortgage products and leveraged finance assets. We employ leverage to finance our investments and our income is generated primarily from the difference between the interest income earned on our assets and the costs of financing those assets as well as from capital gains generated when we dispose of our assets.

Our Initial Public Offering

The Company completed an initial global offering of 18,357,073 of its Class B shares and Restricted Depositary Shares ("RDSs") on July 11, 2007, both of which are non-voting securities in exchange for gross proceeds of approximately $345 million. The initial offering price paid for the shares was $19.00. The offering consisted of 18,183,873 newly issued Class B shares and 173,200 shares which were sold by existing shareholders. The Company did not receive any of the proceeds from the sale of the existing shares. In the United States, Class B shares were only offered in the form of RDSs to certain "qualified institutional buyers," as defined in Rule 144A under the U.S. Securities Act of 1933, as amended, who are also "qualified purchasers," as defined by the U.S. Investment Company Act of 1940, as amended, and related rules. Each RDS represents one Class B share. Subsequent to the global offering, the Class B shares are traded on Eurolist by Euronext, the regulated market of Euronext Amsterdam N.V. ("Eurolist by Euronext"), under the symbol "CCC." The RDSs are not listed on any exchange and are subject to certain transfer restrictions.

Our Relationship with The Carlyle Group

Pursuant to our investment management agreement, Carlyle Investment Management L.L.C, a registered investment adviser under the U.S. Investment Advisers Act of 1940, acts as our investment manager, with full discretionary investment management authority and will implement our investment guidelines that have been approved by our board of directors and carry out the day-to-day management and operations of our business. We do not directly employ any employees and we depend on The Carlyle Group for the day-to-day management and operation of our business. The Carlyle Group employs a team of investment professionals who are responsible for managing our affairs and structuring and monitoring our investment portfolio. Additionally, we benefit from access to the resources and core competencies of other Carlyle Group employees who spend time on our operations. Finally, several executives from The Carlyle Group are members of our board of directors and also serve on our Investment Committee.

Our Investment Portfolio

We have acquired $22.7 billion and $7.2 billion of investment assets as of June 30, 2007 and December 31, 2006, respectively. Our allocation of capital and total investment assets as of June 30, 2007 and December 31, 2006 is set out in the charts below. The proportion of our capital allocated to various asset classes is not equal to the proportion of our total investment assets in each such asset class due to our use of differing degrees of leverage in each asset class.

As of June 30, 2007 and December 31, 2006

Capital Allocation

June 30, 2007



53% RMBS
25% Liquidity Cushion
15% US Bank Loans/High Yield/CDOs/CLOs
5% European Bank Loans/High Yield/CDOs/CLOs
2% Mezzanine Debt

December 31, 2006



51% RMBS
26% Liquidity Cushion
17% US Bank Loans/High Yield/CDOs/CLOs
5% European Bank Loans/High Yield/CDOs/CLOs
1% Mezzanine Debt

Investment Asset Allocation

June 30, 2007



95% RMBS
4% US Bank Loans/High Yield/CDOs/CLOs
1% Liquidity Cushion
<1% European Bank Loans/High Yield/CDOs/CLOs
<1% Mezzanine Debt

December 31, 2006



95% RMBS
4% US Bank Loans/High Yield/CDOs/CLOs
1% Liquidity Cushion
<1% European Bank Loans/High Yield/CDOs/CLOs
<1% Mezzanine Debt

Asset Ratings

June 30, 2007



96% AAA
4% Other

December 31, 2006



95% AAA
5% Other

While the charts above illustrate our capital allocation and use of leverage as of June 30, 2007 and December 31, 2006, we have significant flexibility in the allocation of our capital and the utilization of leverage. The capital allocation above and the implied leverage levels do not represent targets or limitations with respect to the future investment of our capital or use of leverage. Going forward, we expect to allocate a greater proportion of our capital to U.S. and European bank loans, high yield debt securities, CDOs and CLOs and to mezzanine debt as we reach our expected allocation set forth below. Additionally, we may in the future allocate capital to asset classes not represented above in a manner consistent with our investment guidelines.

As a result of the global offering, we received approximately $322 million in net proceeds. Our expected allocation of capital and total investment assets at the time the net proceeds from the global offering are fully deployed is set out in the charts below. The proportion of our capital allocated to various asset classes is not equal to the proportion of our total investment assets in each such asset class due to our use of differing degrees of leverage in each asset class. We have significant flexibility in how our capital is allocated and how we utilize leverage. The allocation of capital and total investment assets shown below represents future allocations expected at the time we completed the global offering and neither the allocation of capital shown below nor the implied leverage levels represent targets or limitations with respect to the future investment of our capital or use of leverage. Additionally, we may in the future allocate capital to asset classes not represented below.

Expected Capital Allocation


56% RMBS
21% Liquidity Cushion
19% US Bank Loans/High Yield/CDOs/CLOs
4% European Bank Loans/High Yield/CDOs/CLOs
<1% Mezzanine Debt

Expected Investment Asset Allocation


95% RMBS
4% US Bank Loans/High Yield/CDOs/CLOs
1% Liquidity Cushion
<1% European Bank Loans/High Yield/CDOs/CLOs
<1% Mezzanine Debt

Expected Asset Ratings


94% AAA
6% Other

Our Investment Strategy

We seek to invest in a wide range of fixed income assets and credit classes to generate attractive risk-adjusted returns. We believe that proper management of the funding of assets is as important as the proper selection of assets. We allocate our capital utilizing an asset allocation model based on value and risk and intend to isolate risk-adjusted returns that we believe reduce the volatility that might otherwise be associated with a leveraged investment portfolio.

The fixed income assets and credit classes on which we plan to focus include: (i) residential mortgage-backed securities, principally in high investment grade-rated risk classes; (ii) asset-backed securities in a variety of asset classes, principally in high investment grade-rated risk classes; (iii) high yield bonds; (iv) bank loans; (v) mezzanine debt; (vi) distressed debt; (vii) debtor-in-possession and non-performing loan opportunities; and (viii) derivatives of these asset classes, including credit derivatives, derivative positions taken for investment purposes and various hedging instruments such as futures and cash market instruments. We may also invest our capital in other types of investments, including private equity opportunities, provided that any such private equity investments are not expected to exceed 5% of our capital and will in no event exceed 10% of our capital, in each case measured at the time of investment.

While implementing our investment strategy, we also utilize leverage to purchase a portfolio of assets which significantly exceeds our capital. We believe that this use of leverage enhances returns as we are the beneficiary of the difference between the yield on investments that we purchase and the cost of financing those investments through the use of leverage. Should our investments fail to perform to our expectations, this use of leverage may have a negative impact and reduce our returns or increase our losses.

The Types of Securities We Hold

We intend to invest in the types of securities described below based on a variety of factors, including relative value, leveraged risk-adjusted returns, and current and projected credit fundamentals analysis. In addition, we take into account a number of market and portfolio considerations including, among others, credit and market risk concentration limits, liquidity and cost of financing. We intend to invest in both investment grade and noninvestment grade securities and non-rated debt; however, in the case of mortgage-backed securities, we expect to continue to invest in only AAA rated U.S. government agency issued mortgage backed securities.

Although we intend to invest in the types of securities described below, the proportion of capital allocated to investments in each type of security will vary depending on changing market conditions. The actual amount of leverage that we utilize, although not limited by our investment guidelines, will depend on a variety of factors, including type and maturity of assets, cost of

financing, credit profile of the underlying assets and general economic and market conditions. We may change our investment strategy and/or capital allocation guidelines without a vote of the holders of Class B shares, provided that any change in our investment guidelines must be approved by a majority of our independent directors.

Residential Mortgage Loans and Mortgage-Backed Securities. Residential mortgage backed securities, ("RMBS") are a form of security collateralized by pools of residential mortgages. Pools of mortgage loans are assembled as securities for sale to investors by various governmental, government-agency and private issuers. Government and government-agency backed securities include mortgage-backed securities, which represent the entire ownership interest in pools of mortgage loans secured by residential real property and are guaranteed as to principal and interest by federally chartered entities such as Fannie Mae, Freddie Mac and Ginnie Mae. RMBS assembled by private issuers are also secured by residential real property but are not guaranteed as to principal and interest. RMBS may include instruments such as collateralized mortgage obligations, pass-through securities, interests in real estate mortgage investment conduits, adjustable rate mortgages, as well as other real estate related securities. The mortgage related securities in which we may invest include securities with fixed interest rates, securities with interest rates that change based on changes in a specified index of interest rates such as the London interbank offer rate ("LIBOR") or the Constant Maturity Treasury index or securities with a combination of fixed and floating interest rates such as hybrid mortgage securities which have interest rates that have an initial fixed period (typically three, five, seven or ten years) and thereafter reset or float at regular intervals. We may also invest in residential mortgage loans purchased directly from select financial institutions.

Fannie Mae and Freddie Mac purchase single-family and multifamily residential mortgages and mortgage-related securities, which it finances primarily by issuing mortgage pass through securities and debt instruments in the capital markets. Fannie Mae and Freddie Mac are both United States Government-Sponsored Enterprises and are rated AAA by Moody's, AAA by S&P and AAA by Fitch Ratings. Both issuers guarantee that the required payments of principal and interest will be available for distribution to investors on time. Mortgage securities issued by Fannie Mae and Freddie Mac are considered to carry an implied guaranty by the U.S. government.

We finance our investments in RMBS using a diversified approach involving repurchase agreements with multiple commercial and investment banks. Because this financing is expected to be short-term and floating rate, we may mitigate our interest rate risk through the use of various interest rate risk management strategies, including interest rate swaps. We expect, at least initially, to leverage this type of security between 32 and 37 times the amount of our equity invested in such securities, but this level may change.

The decision of whether to invest in U.S. government agency (such as Fannie Mae or Freddie Mac) or non-agency fixed or floating mortgaged-backed securities ("MBS"), agency or non-agency fixed or floating collateralized mortgage obligations ("CMOs") or agency or nonagency adjustable rate or hybrid adjustable rate mortgages is based on various factors including, but not limited to, the level of interest rates, the overall shape of the U.S. Treasury and interest rate swap yield curves, forward LIBOR, interest rate volatility, relative value, supply and demand and overall credit conditions. Given current market conditions as well as the current housing market slowdown and related issues in lower credit quality residential mortgage securities and mortgage loans, our current bias is to invest in short duration, high quality floating rate CMOs and MBS.

As of June 30, 2007 and December 31, 2006, our RMBS portfolio consisted of approximately $21.8 billion (including $150.7 million that are unencumbered) and $6.9 billion (including $54.7 million that are unencumbered) at fair value in agency CMOs with an Aaa rating by Moody's and AAA by S&P, respectively. In anticipation of the global offering, we entered into a term loan agreement (the "Bridge Loan") to borrow $191.7 million. We used the proceeds of the Bridge Loan to finance investments we made in contemplation of our receipt of the proceeds of the

global offering and related expenses. Also, by utilizing delayed settlement techniques in connection with our purchases of RMBS, we were better able to manage our cash flow.

As of June 30, 2007 and December 31, 2006, we did not have any exposure in sub-prime residential mortgage backed securities or loans.

A significant portion of our capital will continue to be allocated to residential mortgage loans and RMBS, although we intend to continue to diversify our holdings as opportunities arise. We expect approximately 54%-56% of our capital to be allocated to investments in RMBS (not including unencumbered RMBSs) by the fourth quarter of 2007. As market and credit conditions change, we may invest in additional sectors of the RMBS market including but not limited to (i) agency and non-agency mortgage pass-through securities, (ii) fixed rate agency and non-agency CMOs, (iii) agency and non-agency adjustable rate and hybrid adjustable rate MBS, (iv) lower credit quality nonagency MBS and (v) lower credit quality non-agency CMOs.

Bank Loans. This category of investments generally includes assignments of and participation in performing secured corporate debt of U.S. and non-U.S. issuers. Bank loans are typically acquired through primary bank syndications and in the secondary market. In most cases, a bank loan is a floating rate-based (typically LIBOR) obligation secured by certain of the borrower's collateral, including physical assets and/or the common equity of the borrower's subsidiaries. We believe that bank loans are an attractive investment due to their low correlation to other types of securities, low price volatility and low sensitivity to interest rate movements (e.g., bank loan income typically fluctuates with 90-day LIBOR). While it is anticipated that many of these investments will trade at or near par, we believe that there are attractive opportunities to generate capital appreciation by purchasing loans that may trade at a discount to par. We expect to finance our investments in bank loans through the use of leverage, and expect to leverage this type of security approximately seven times the amount of our equity, but this level may change.

As of June 30, 2007 and December 31, 2006, we held bank loan assets with a fair value of $929.0 million and $300.7 million, respectively. Approximately $883.5 million and $288.1 million of these assets were acquired on our behalf by The Carlyle Group's U.S. Leveraged Finance investment unit through a managed account as of June 30, 2007 and December 31, 2006, respectively.

At June 30, 2007, approximately 94.7% of our bank loan assets were first lien senior secured debt and 5.3% were senior unsecured debt, second lien debt and subordinated debt. Second lien loans are subordinate in their rights to receive principal and interest payment from the borrower to the rights of the senior loans. As of June 30, 2007, our leveraged loan portfolio had a weighted average rating factor ("WARF") of 2,932 and a weighted average rating between B2 and B3 by Moody's. WARF is the quantitative equivalent of Moody's traditional rating categories and is used by Moody's in its credit enhancement calculations for securitization transactions. The weighted average rating of the portfolio of corporate leveraged loans is in line with our strategic targets for this type of security.

All of our bank loan assets are floating rate, with the vast majority based on three-month LIBOR and a small percentage based on one-month and six-month LIBOR.

We intend to continue to allocate our capital to investments in funds managed by The Carlyle Group's U.S. Leveraged Finance investment unit and to allocate additional capital to the U.S. Leveraged Finance investment unit through managed accounts. We expect approximately 17%-19% of our capital to be allocated to investments in assets managed by the U.S. Leveraged Finance investment unit by the fourth quarter of 2007.

High Yield Debt. High yield debt typically consists of fixed rate, below investment grade debt securities of U.S. and non-U.S. companies purchased in the public or private markets. These securities may include floating rate, cash pay, deferred, zero coupon or pay-in-kind payment

terms of both U.S. dollar and non-U.S. dollar denominated and domiciled securities. We believe that both the new-issue and secondary markets for high yield debt offer attractive investment opportunities. We expect, at least initially, to finance our investments in high yield debt through the use of leverage, and expect to leverage U.S. high yield securities approximately two times the amount of our equity invested in such securities and European high yield securities approximately nine times the amount of our equity invested in such securities, but these levels may change.

As of June 30, 2007 and December 31, 2006, we held a $5.7 million capital investment in the equity of Carlyle High Yield Partners IX, Ltd. As of June 30, 2007 and December 31, 2006, €28.7 million (equivalent to $37.7 million) and €5.0 million (equivalent to $6.3 million), respectively, of our capital was managed by The Carlyle Group's European Leveraged Finance investment unit through investments in the equity of CELF Loan Partners III PLC ("CELF III"), CELF Loan Partners IV PLC ("CELF IV") and CELF Europe Credit Partners PLC ("CELF Europe"). Subsequent to June 30, 2007, the Company entered into an agreement with Carlyle Global CLO Partners to commit to invest $25 million in various future U.S. and foreign collateralized loan obligations to be managed by The Carlyle Group. We expect approximately 3%-5% of our capital to be allocated to investments in assets managed by the European Leveraged Finance investment unit by the fourth quarter of 2007.

Mezzanine Debt. Structurally, mezzanine loans usually rank subordinate in priority of payment to senior debt, such as senior bank loans described above, and are often unsecured. However, mezzanine loans rank senior to common and preferred equity in a borrower's capital structure. Typically, mezzanine loans have elements of both debt and equity instruments, offering the fixed returns in the form of interest payments associated with senior debt, while providing lenders an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest. This equity interest typically takes the form of warrants. Due to its higher risk profile and often less restrictive covenants as compared to senior loans, mezzanine loans generally offer a higher rate of interest than senior secured loans. The warrants associated with mezzanine loans are typically detachable, which allows lenders to receive repayment of their principal on an agreed amortization schedule while retaining their equity interest in the borrower. Mezzanine loans also may include a "put" feature, which permits the holder to sell its equity interest back to the borrower at a price determined through an agreed-upon formula. We believe that mezzanine loans offer an alternative investment opportunity based upon their historical returns and resilience during economic downturns. We expect, at least initially, to finance our investments in mezzanine debt through the use of leverage, and expect to leverage this type of security one times the amount of our equity invested in such securities, but this level may change.

As of June 30, 2007 and December 31, 2006, we had invested approximately $14.0 million and $0, respectively, of our capital in mezzanine debt. As of June 30, 2007 we had invested approximately $0.6 million of our capital in equity securities obtained in conjunction with mezzanine debt transactions.

We have agreed to subscribe for a 10% interest in each of the remaining investments to be made by Carlyle Mezzanine Partners, L.P. ("CMP"). As a result of this agreement, we expect to allocate approximately $22 million of our capital to investments in mezzanine debt over the next 9 to 12 months. We may have the opportunity to allocate additional capital to investments in mezzanine debt when co-investment or other investment opportunities arise.

Distressed Debt. Investments in special situations typically consist of investments in the debt securities of stressed and distressed companies. Stressed investments would include companies whose debt securities and/or obligations trade between par and 75% of par and are in jeopardy of missing a coupon payment or in need of bank covenant waivers to avoid default. Distressed investments would include investments in securities of companies: (i) whose debt securities trade below 75% of par; (ii) that are in default or are at significant risk of being unable to service their debt and other contractual obligations; (iii) that are in need of restructuring and/or reorganization; (iv) that have limited access to the capital markets; (v) that have indebtedness that yields 1,000

basis points or more over the 10-year U.S. Treasury bond; or, (vi) equity or derivative instruments in distressed companies. Restructuring may refer to either a global restructuring of a company's balance sheet or simply a restructuring of the investment held by us. We will seek to invest principally in what The Carlyle Group views as distressed securities of operationally sound, financially distressed companies in industries in which The Carlyle Group has a demonstrated expertise and considerable industry knowledge. We expect to finance our investments in distressed debt through the use of leverage, and expect to leverage this type of security one times the amount of our equity invested in such securities, but this level may change.

At June 30, 2007 and December 31, 2006, we did not have any investments in distressed debt.

Our board of directors has approved the allocation of $75 million of our capital to an investment in Carlyle Strategic Partners L.P. II, a new investment fund managed by The Carlyle Group's Distressed Debt investment unit, and we expect to execute and begin funding that commitment during the last half of 2007. We expect that our $75 million commitment will be called over a two to three year period. We may also have the opportunity to make additional investments in distressed debt as co-investment or other investment opportunities arise.

Future Investments

Asset-Backed Securities. Although we do not intend initially to allocate capital to this type of security, we, over time, may invest in various ABS classes including, but not limited to, securities backed by home equity lines of credit, credit card receivables and auto loans as we implement our diversified investment strategy. We may also invest in CDOs and CLOs backed by high yield securities, corporate leveraged loans, commercial mortgage-backed securities or asset-backed securities.

Commercial Real Estate Debt. Although we do not intend initially to allocate capital to this type of security, we, over time, may invest in debt secured by commercial real estate or issued by owners or operators of commercial real estate properties. These investments include commercial MBS, mezzanine loans, bridge loans and debt and preferred stock issued by public and private commercial real estate companies and real estate investment trusts.

Our Financing Strategy

We believe that proper management of the funding of assets is as important as the proper selection of assets. We utilize leverage extensively, which we may employ without limit, both through borrowings and/or through market exposure, to increase the potential returns on our investments. The actual amount of leverage we may employ depends on a variety of factors, including type and maturity of assets, cost of financing, credit profile of the underlying assets and general economic and market conditions.

We use varying degrees of leverage with each asset class to amplify returns, but we limit the amount of leverage we use by allocating a portion of our capital to a "Liquidity Cushion." As of June 30, 2007 and December 31, 2006, our Liquidity Cushion was comprised of cash and cash equivalents of approximately $35.4 million and $39.5 million, respectively, and approximately $150.7 million and $54.7 million, respectively, of unencumbered AAA-rated mortgage assets. Our current investment guidelines require us to maintain a Liquidity Cushion of at least twenty-percent of our Adjusted Equity, where "Adjusted Equity" means our total equity less investments in alternative asset investment funds, including but not limited to private equity or debt funds and any direct investments in mezzanine debt, distressed debt, private equity or similar securities which are not subject to margin requirements.

As CCC buys securities, we establish the Liquidity Cushion at settlement and use it to maintain margin during our holding period of the security. In the event that we receive a margin call on our levered securities, we can utilize the Liquidity Cushion to timely meet margin calls without having to make sales under potentially uncertain market conditions.

In May, we borrowed approximately $191.7 million from affiliates of the placement agents on an unsecured basis to begin investing the expected proceeds from the global offering. We view the loan from the placement agents as "pre-capital" and internally measure all metrics of our portfolio, including compliance with investment guidelines and leverage ratios, as if the loan were equity. That is, we calculate the percentage of Adjusted Equity invested in the Liquidity Cushion using both the $492.5 million of Adjusted Equity at June 30, 2007 and the amount of pre-capital, or approximately $684.2 million in total. As of June 30, 2007, our Liquidity Cushion was approximately 27.2% of Adjusted Equity plus pre-capital. If management solely used the $492.5 million of Adjusted Equity, at June 30, 2007, our Liquidity Cushion was 37.8% of Adjusted Equity. As of June 30, 2007 and December 31, 2006, our leverage ratio (debt directly incurred to finance investment assets to Equity plus pre-capital) was 29.6 and 25.6 times, respectively.

Once the net proceeds from the global offering are fully deployed in the various asset classes in which we intend to invest, we expect our leverage ratio to be approximately 29 times, based on our expected capital allocation discussed above. Our leverage ratio will change as our allocation of capital varies. For example, if we invest a higher percentage of capital in credit products such as distressed debt, our overall leverage ratio is expected to decrease. We expect approximately 20%-22% of our capital to continue to be allocated to the Liquidity Cushion in future periods.

After a long period of interest rate stability, term interest rates moved sharply in May and June 2007 and investors started to re-price risk across the fixed income markets. This volatility also affected credit spreads which widened on B/BB bank loans and for the first time in several quarters, lenders were requiring covenants in loan agreements on newly issued loans. As a result, our fair value reserves declined by approximately $86.8 million, from approximately $24.0 million as of March 31, 2007 to $(62.8) million as of June 30, 2007. This compares to an increase in our fair value reserves from January 1, 2007 to March 31, 2007 of approximately $11.6 million. During the quarter ended June 30, 2007, our Liquidity Cushion was never less than 20% of our Adjusted Equity plus pre-capital.

Liquidity and Capital Resources

We utilize leverage extensively, which we may employ without limit, in executing our investment strategy and we believe that the manner in which we utilize both equity and debt to finance our investments as well as the maintenance of appropriate liquidity reserves are critical components of our business. We believe that our working capital is sufficient for our present requirements and for a period of at least 12 months following the date hereof.

Financing Residential Mortgage Backed Securities

Repurchase Agreements

Our primary source of financing is currently repurchase agreements with respect to our RMBS assets. We may also utilize additional financing strategies, including asset-backed commercial paper facilities and bank credit facilities. At December 31, 2006 and June 30, 2007, the Group had $6,746 million and $21,219 million outstanding as borrowings under repurchase agreements with a weighted average borrowing rate of 5.31% and 5.30%, a weighted average remaining maturity of 12 and 21 days and accrued interest payable of $21.9 million and $31.9 million respectively. The collateral for these borrowings, which was held by counterparties at December 31, 2006 and June 30, 2007, was comprised of Group-owned securities with a fair value of $6,851 million and $21,630 million, respectively. Interest expense under the Company's repurchase agreements for the three and six month periods ended June 30, 2007 were $116.7 million and $364.7 million, respectively.

At December 31, 2006, the Group had repurchase agreements with the following counterparties:

Counterparty	Amount (in thousands)	Weighted Average Maturity Remaining (Days)	Weighted Average Interest Rate
Bear Stearns & Co. Inc.	$ 216,427	25	5.31%
Bank of America L.L.C.	1,234,194	4	5.31
Deutsche Bank Securities Inc.	801,659	10	5.30
J.P. Morgan Securities Inc.	647,214	12	5.31
Lehman Brothers Inc.	2,968,023	14	5.31
UBS Securities L.L.C.	878,401	17	5.30
	$ 6,745,918		

At June 30, 2007, we had repurchase agreements with the following counterparties (unaudited):

Counterparty	Amount (in thousands)	Weighted Average Maturity Remaining (Days)	Weighted Average Interest Rate
Bear Stearns & Co. Inc.	$ 2,250,307	25	5.31%
Deutsche Bank Securities Inc.	3,005,454	19	5.30
J.P. Morgan Securities Inc.	1,006,463	21	5.31
Lehman Brothers Inc.	3,607,698	22	5.30
UBS Securities L.L.C.	2,878,892	20	5.29
Cantor Fitzgerald & Co	3,053,587	21	5.29
Credit Suisse	899,829	25	5.31
Morgan Stanley	149,148	25	5.30
Merrill Lynch & Company, Inc.	813,501	25	5.30
Citibank Global Markets Inc.	818,791	25	5.29
ING Financial markets LLC.	2,493,887	17	5.28
Man Securities Inc.	240,990	16	5.32
	$ 21,218,547		

Financing Credit Products

Revolving Credit Facility

On May 8, 2007, our indirect wholly-owned subsidiary, Carlyle Capital Investment Limited ("CCIL"), entered into a credit agreement which allows CCIL to borrow on a senior secured revolving basis, subject to the terms and conditions set forth therein, up to $50 million (the "Senior Facility"). In general, borrowings under the Senior Facility bear interest, at CCIL's option, at either the federal funds rate plus a margin of 0.575%, or a rate based on LIBOR plus a margin of 0.45%. The Senior Facility will terminate on May 18, 2017 unless, upon written notice at any annual anniversary, a lender terminates its commitment earlier. Amounts drawn under the Senior Facility may be repaid at any time prior to maturity in whole or in part at the election of CCIL. As of June 30, 2007, CCIL had no outstanding borrowings under the Senior Facility.

Senior Secured Notes

On May 8, 2007, CCIL entered into an indenture agreement and indenture trustee agreement, pursuant to which CCIL may issue multiple series of senior secured notes, which may be term notes or variable funding notes (collectively the "Notes"). The aggregate principal amount of the Notes (excluding certain rollover notes intended to facilitate the refinancing of existing Notes) issued and outstanding under the indenture at any time may not exceed $2 billion and the Senior

Facility and Notes rank pari passu with each other. The Company's ability to issue notes ends May 8, 2017.

CCIL may redeem the outstanding Notes of any series 30 days prior to their legal final maturity date. Redemptions may be made on payment dates in whole or in part, but not in an amount less than a stipulated minimum redemption amount, at their redemption price plus accrued interest as set forth in the indenture. If the redemption is in part, such redemption will be made ratably amongst all of the Notes of such series in accordance with their respective outstanding principal amounts. If CCIL elects not to redeem the Notes early, the applicable interest rate increases 0.25% for the remainder of the term. CCIL intends to redeem the Notes early.

On May 8, 2007, CCIL issued $600 million aggregate principal amount of Notes, $150 million of which matures on December 8, 2007, $100 million of which matures on March 8, 2008, $100 million of which matures on April 8, 2008, $100 million of which matures on June 3, 2008 and $150 million of which matures on May 8, 2008. These Notes bear interest at either one-month LIBOR plus 0.06% or three-month LIBOR plus 0.06% subject to a 25 basis point step-up if not redeemed one month prior to their final legal maturity. The net proceeds of these Note issuances were applied to the repayment of the secured revolving loan that is discussed further below.

On June 1, 2007, CCIL issued $200 million aggregate principal amount of term Notes, $75 million of which matures on January 1, 2008 and $125 million of which matures on June 30, 2008. These term Notes bear interest at three-month LIBOR plus 0.06%, subject to a 25 basis point step-up if not redeemed one month prior to their final legal maturity. The net proceeds of these Note issuances were used to purchase bank loans.

As of June 30, 2007, the following redeemable Notes totaling $800 million with a weighted average interest rate of 5.41% were issued and outstanding:

Series	Issue amount	Issue date	Maturity	Interest	Rate at June 30, 2007	Payments
2007-1	$ 150,000	5/8/2007	12/8/2007	3 mo. LIBOR + .06%	5.42%	Quarterly
2007-2	100,000	5/8/2007	3/8/2008	3 mo. LIBOR + .06%	5.42%	Quarterly
2007-3	100,000	5/8/2007	4/8/2008	1 mo. LIBOR + .06%	5.38%	Monthly
2007-4	100,000	5/8/2007	6/3/2008	3 mo. LIBOR + .06%	5.41%	Quarterly
2007-5	150,000	5/8/2007	5/8/2008	2 mo. LIBOR + .06%	5.40%	Quarterly
2007-6	75,000	6/1/2007	1/1/2008	3 mo. LIBOR + .06%	5.42%	Quarterly
2007-7	125,000	6/1/2007	6/30/2008	3 mo. LIBOR + .06%	5.42%	Quarterly

Interest expense incurred on the Notes for the three and six months ended June 30, 2007 was $5.9 million and interest accrued was $5.3 million at June 30, 2007. CCIL incurred debt issuance costs of $3.7 million connection with the notes program and amortized $243 thousand in the quarter ended June 30, 2007.

On May 8, 2007, CCIL also entered into a variable funding note purchase agreement, pursuant to which it may issue, and has received commitments from the variable funding note purchaser to purchase, up to $250 million aggregate principal amount outstanding at any time of variable funding notes. These variable funding notes will mature, and the commitment to purchase them will expire, on May 8, 2010, unless extended. There were no variable funding notes outstanding at June 30, 2007.

Secured Revolving Loan

On October 11, 2006, CCIL entered into a credit agreement which allowed CCIL to borrow on a secured basis, subject to the terms and conditions set forth therein, up to $600 million under an extendable revolving credit facility ("Credit Facility"). Outstanding amounts under the Credit Facility accrued interest at one-month LIBOR plus 45 basis points. As of June 30, 2007 and December 31, 2006, CCIL had borrowed $0 and $218.3 million, respectively, under the Credit Facility at a weighted effective annual interest rate of 5.85% at December 31, 2006. The Credit Facility was repaid on May 8, 2007 with proceeds from the senior secured notes.

Financing the Group

Bridge loan

On May 10, 2007, the Company entered into a term loan with various financial institutions pursuant to which the Company was able to borrow up to $191.7 million (the "Bridge Loan"). We view this loan as "pre-capital" and internally measure all metrics of our portfolio, including compliance with investment guidelines and leverage ratios, as if the loan were equity. The proceeds of the Bridge Loan were used to make additional investments. The loan was obtained in contemplation of completing the global offering and is required to be repaid from the proceeds of the global offering. The Bridge Loan was unsecured and guaranteed by certain of our subsidiaries. The Bridge Loan was repaid on July 11, 2007.

As of June 30, 2007, the Company had borrowed $191.7 million and incurred interest expense on those borrowings of $1.4 million for the three and six months then ended. The average interest rate was 6.82%.

Equity Incentive Plan

On April 26, 2007, the Company established a restricted equity incentive plan for individuals (the "individual equity plan") which provides for the grant of RDSs or, as applicable, Class B shares to our independent directors and, as selected by our board of directors in its discretion, to other individuals who provide services to us. It is intended that the awards under the individual equity plan will be primarily granted to our independent directors.

The Company also established a restricted equity incentive plan for entities (the "entity equity plan" and, together with the individual equity plan, the "equity plans") which provides for the grant of RDSs (or, if applicable, Class B shares) to Carlyle Investment Management and other advisors or consultants to us that are non-natural persons, as selected by our board of directors in its discretion.

The equity plans are administered by our board of directors or, at its sole discretion, by a committee of our board of directors. The incentive plans each have a term of ten years. The equity plans are intended to constitute "unfunded" arrangements for incentive compensation. Pursuant to the terms of our equity incentive plans, we are prohibited from granting more than 6% of the Class B shares that were issued and outstanding upon the closing of the global offering. On July 11, 2007, we made grants of restricted stock to our independent directors and The Carlyle Group totaling 2,891,032 Class B Shares (or RDSs representing Class B Shares) which is the maximum permitted under our equity incentive plans. Therefore, we are not permitted to make any additional grants of our securities under our equity incentive plans at this time.

Results of Operations

	Three months ended June 30, 2007	Six months ended June 30, 2007
	(in thousands, except per share data)	
Income		
Interest income	$ 288,386	$ 425,826
Interest expense	259,123	380,295
Net interest income	**29,263**	**45,531**
Net change in fair value on financial instruments at fair value through profit and loss	525	752
Total income before operating expenses	**29,788**	**46,283**
Operating expenses:		
Management fee	2,735	4,421
Incentive fee	3,351	4,681
Professional services	492	1,198
Related party operating expenses	593	1,129
Other operating expenses	765	1,438
Total operating expenses	**7,936**	**12,867**
Net income	**$ 21,852**	**$ 33,416**
Net income attributable to:		
Minority interest	$ 3	$ 7
Class B shares	21,849	33,409
Total net income	$ 21,852	$ 33,416
Earnings per Class B share – basic and diluted	**$ 0.73**	**$ 1.36**

Summary

The focus of our investment strategy is to provide our shareholders with a stable, high dividend yield and to a lesser extent provide an opportunity for capital appreciation. We generate income to pay dividends from the net interest spread between the yield on our assets and the cost of funding those assets. Our earnings per Class B share were $0.73 and $1.36 per share for the three and six months ended June 30, 2007, respectively.

We assess our performance by computing the return earned on our Average Capital. To determine our "Return on Average Capital" for a period, we accumulate each applicable month's Return on Average Capital which is computed by dividing our monthly return by the sum of the average daily balances of our share capital, share premium, distributable reserves, and accumulated (deficit) earnings. Our non-compounded gross Return on Average Capital annualized for a 365 day year for the three and six months ended June 30, 2007 was 19.98% and 20.14%, respectively. Gross return is net income excluding non-interest operating expenses. Our non-compounded net Return on Average Capital annualized for a 365 day year for the three and six months June 30, 2007 was 14.67% and 14.39%, respectively. Net return is net income.

Net interest income was approximately $29.3 million and $45.6 million for the three and six months ended June 30, 2007, respectively. Net change in fair value on financial assets at fair

value through profit and loss was approximately $0.5 million and $0.8 million for the three and six months ended June 30, 2007, respectively, primarily as a result of hedging our foreign currency exposure to the Euro.

Interest Income

Interest income for the three and six months ended June 30, 2007 was approximately $288.4 million and $425.8 million, respectively earned on AFS securities. Interest income is recognized on the accrual basis using the effective interest method. Interest income includes net amortization of premium/discount of approximately $0.2 million and $0.5 for each period, respectively. Interest income exceeded interest expense for the three and six months ended June 30, 2007 by approximately $29.3 million and $45.5 million, respectively. Interest income increased principally as a result of owning more interest bearing assets.

Net Income (Loss) on Financial Assets and Financial Liabilities at Fair Value Through Profit and Loss

For the three months ended June 30, 2007, we recognized net income of approximately $0.5 million on financial assets and liabilities consisting of realized gains of $0.4 million on AFS securities, and unrealized losses on forward exchange contracts of $0.2 million and unrealized gains on foreign exchange translations on hedged AFS investments of $ 0.3 million. For the six months ended June 30, 2007 we recognized net income of approximately $0.8 million on financial assets and liabilities consisting of realized gains on AFS securities of approximately $0.7 million, unrealized gains on foreign exchange translations and forward exchange contracts of approximately of $0.5 million and realized losses of $0.5 million on closed derivative positions.

Interest Expense

Interest expense for the three and six months ended June 30, 2007 was approximately $259.1 million and $380.3 million, respectively. We leverage our portfolio of securities primarily through the use of repurchase agreements and the issuance of secured notes. At June 30, 2007, we had approximately $21.2 billion in borrowings under secured repurchase agreements with a weighted average borrowing rate of 5.30%. At June 30, 2007, Notes outstanding were approximately $800 million with an effective interest rate of 5.41%. The increase in borrowings is consistent with the increase in our portfolio of assets.

Management Fee

Pursuant to our investment management agreement with The Carlyle Group, we are required to pay The Carlyle Group a management fee quarterly, in arrears (the "Management Fee"). The Management Fee is computed each quarter as an amount equal to the product of (i) 0.4375% (equal to 1.75% per annum) and (ii) our equity (as defined in our condensed consolidated financial statements) in respect of each quarter. The Management Fee earned by The Carlyle Group for the three and six months ended June 30, 2007 was approximately $2.7 million and $4.4 million, respectively.

Incentive Fee

Pursuant to our investment management agreement with The Carlyle Group, we are required to pay The Carlyle Group an incentive fee quarterly, in arrears (the "Incentive Fee"). The Incentive Fee is computed each quarter as an amount equal to the product of (i) 25% of the dollar amount by which our Adjusted Net Income for such quarter, before accounting for the Incentive Fee, per weighted average Class B share for such quarter, exceeds an amount equal to the product of (A) the weighted average of the price per Class B share for all issuances of Class B shares, after deducting any placement fees, underwriting discounts and commissions and other costs and expenses relating to such issuances, and (B) the greater of (1) 2.00% or (2) 0.50% plus 25% of the ten year U.S. treasury bond rate for such quarter, and (ii) the weighted average number of Class B shares outstanding during such quarter. Adjusted Net Income for purposes of this calculation excludes non-cash stock-based compensation expense, of which there was none during the six month period ended June 30, 2007. For the three and six months ended June 30,

2007, The Carlyle Group earned an incentive fee of approximately $3.4 million and $4.7 million, respectively.

Professional Services

Professional services for the three and six months ended June 30, 2007 were approximately $0.5 million and $1.2 million, respectively, related principally to fees paid to our independent auditors. Professional services also include directors' fees and expenses of approximately $0.1 million for each three month period.

Related Party Operating Expenses

The Carlyle Group bears all expenses arising out of the performance of its investment advisory responsibilities and duties but is not responsible for any of our expenses. The Carlyle Group is reimbursed for all non-investment advisory related fees and expenses that it incurs on our behalf (including the cost of personnel fully dedicated to providing non-investment advisory services). We are required to pay a portion of rent, telephone, utilities, office furniture, machinery and other office, internal and overhead expenses of The Carlyle Group required for our operations. For 2007, we have agreed to reimburse $0.9 million for The Carlyle Group overhead expenses and for each quarter we accrue approximately $0.23 million for such overhead reimbursement. Because The Carlyle Group's employees perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants would otherwise perform for us, The Carlyle Group is reimbursed for the cost of performing such services. The actual cost of such personnel fully dedicated to us for the three and six months ended June 30, 2007 was approximately $0.30 million and $0.54 million, respectively.

Other Operating Expenses

Other operating expenses for the three and six months ended June 30, 2007 were approximately $0.8 million and $1.4 million, respectively.

Minority Interest

For the three and six months ended June 30, 2007, approximately $3 and $7 thousand, respectively, of net income was attributable to an affiliate of our Company.

Earnings per Class B share

Basic and diluted net income per Class B share for the three and six months ended June 30, 2007 was $0.73 and $1.36, respectively.

Quarterly Financial Data

	For the period September 12, 2006 through December 31, 2006	Three months ended March 31, 2007	Three months ended June 30, 2007
		(in thousands)	
Income			
Interest income	$ 49,027	$ 137,440	$ 288,386
Interest expense	44,628	121,172	259,123
Net interest income	**4,399**	**16,268**	**29,263**
Net change in fair value on financial instruments at fair value through profit and loss	(2,293)	227	525
Total income before operating and organization expenses	**2,106**	**16,495**	**29,788**
Operating expenses:			
Management fee	635	1,686	2,735
Incentive fee	-	1,330	3,351
Professional services	1,161	706	492
Related party operating expenses	399	536	593
Other operating expenses	2,284	673	765
Total operating expenses	**4,479**	**4,931**	**7,936**
Total Net (loss) Income	**$ (2,373)**	**$ 11,564**	**$ 21,852**

Beginning in the quarter ended September 30, 2007, management expects to report an additional financial measure as a supplement to the financial information provided in accordance with International Accounting Standard ("IAS") 34, *Interim Financial Reporting*. The Company will present Adjusted Net (Loss) Income. Adjusted Net (Loss) Income reflects net (loss) income before non-cash stock-based compensation. Management believes that the measure should be viewed in addition to and not in lieu of the Company's reported IFRS results. Management believes that Adjusted Net (Loss) Income is useful to investors as it is the basis upon which the board of directors will declare quarterly dividends. This measure may not be comparable to similarly titled measures presented by other companies.

Dividend Policy

Subject to having sufficient cash and profits or reserves available, we are targeting the payment of a dividend within a range of approximately $0.51 to $0.56 per Class B share for the quarter ending September 30, 2007 and within a range of approximately $0.53 to $0.58 per Class B share for the quarter ending December 31, 2007. These are targeted dividend ranges and not forecasts or commitments. They are based on certain assumptions and we cannot assure you that they will be realized.

Thereafter, subject to having sufficient cash and profits or reserves available, we intend to pay a quarterly cash dividend on each Class B share of approximately 90% of our Adjusted Net Income.

Beginning September 30, 2007, shareholders holding Class B shares on the record date (such record date to be determined by the Board of Directors and for the third quarter 2007 which is expected to be a date in November 2007) will be eligible to receive a quarterly dividend a

quarterly dividend, subject to the declaration of the Board of Directors out of funds legally available therefore, payable on or before the end of the following quarter. The Company expects to pay its first dividend with respect to its third quarter performance in the fourth quarter of 2007. Notwithstanding the foregoing, the payment and amount of any dividends will remain within the discretion of our board of directors.

How We Manage Risk

Risk Management Activities

The primary risks that we manage in our investment portfolio are interest rate risk, credit risk and liquidity risk. These risks are principally managed by our chief investment officer and portfolio manager and our chief risk officer and treasurer. We also monitor and manage these risks through our investment guidelines and limits approved by the board of directors. Our Investment Committee is responsible for overseeing our investment activities, setting parameters with respect to the composition of our portfolio and monitoring the performance and composition of this portfolio on an ongoing basis. Our Investment Committee meets periodically and on an ad hoc basis as needed.

We formed an Asset/Liability Committee, chaired by our chief risk officer and treasurer, which meets periodically to review our asset/liability mix. Our Asset/Liability Committee provide strategic and oversight management for the risks of the portfolio. Using derivatives-based fixed income technology, we have developed and implemented extensive and detailed periodic sensitivity analyses and value-at-risk methodologies to monitor and manage risk in the portfolio. While we believe our infrastructure to be state-of-the-art from a quantitative perspective, our management believes there is no substitute for experience and judgment; therefore, the members of our Asset/Liability Committee meet regularly. Our board of directors also periodically reviews our principal risks and our risk management activities.

Our investment strategy is based on our view that to achieve attractive returns, we must examine the type of risk we are taking and then purchase the risk efficiently where the bid-offer is low. For example, high yield bonds are, in our view, an inefficient instrument for taking duration risk because of the wide bid-offer. We view floating bank loans as a very efficient security for taking credit risk. We tend not to take credit risk in mortgages because our view is that there are several factors that affect the price of a mortgage asset and, therefore, it is difficult to isolate credit risk and manage that risk effectively. Therefore, our purchases of mortgages tend to be AAA U.S. government agency issued paper where the implied guaranty of the U.S. government is present. With regard to RMBS, we expect to continue to invest in only AAA rated U.S. government agency issued mortgage backed securities.

Market price risk

Market values of our investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk, and widening of credit spreads. Substantially all of our investments are subject to prepayment.

A substantial portion of our investments are classified as being available for sale (AFS) on our balance sheet. Changes in the market value of those assets will be directly charged or credited to equity. If an AFS investment is considered impaired, a decline in fair value will reduce earnings.

A decline in market value of our assets may have particular adverse consequences in instances where we have borrowed money based on the market value of those assets. A decrease in market value of those assets may result in the lender (including derivative counterparties) requiring us to post additional collateral or otherwise sell assets at a time when it may not be in our best interest to do so.

All investments present a risk of loss of capital. Our investment policy moderates this risk through selection of securities and other financial instruments within specified limits. The maximum risk is determined by the fair value of the financial instruments. Our overall market positions are monitored by CCC and the Asset/Liability Committee and are periodically reviewed by our board of directors.

Interest rate risk

Changes in interest rates could negatively affect the value of our investments, which could result in reduced earnings or losses and negatively affect cash flows, including the cash available for dividends. We currently invest in floating rate debt investments, for which decreases in interest rates will have a negative effect on yield. At June 30, 2007, our investments in floating rate residential mortgage securities are tied to one month LIBOR, reset monthly, have a lifetime coupon cap of approximately 130 to 155 basis points over one month LIBOR and have a weighted average life (WAL) of 5.25 to 5.75 years with final legal maturities of 30 years.

The table below summarizes our exposure to interest rate risk at June 30, 2007. It includes our assets and liabilities at fair values, categorized by the earlier of contractual re-pricing or maturity dates.

	Up to 1 year	1-5 years	5-10 years	Non-Interest bearing	Total
			(in thousands)		
Assets					
Cash and cash equivalents	$ 35,388	$ -	$ -	$ -	$ 35,388
AFS financial assets	22,709,576	-	14,050	635	22,724,261
Other assets	32,081	-	-	89,166	120,612
Total assets	**22,777,045**	**-**	**14,050**	**89,166**	**22,880,261**
Liabilities					
Repurchase agreements	21,218,547	-	-	-	21,218,547
Senior secured notes, net	796,542	-	-	-	796,542
Term loan, net	191,667	-	-	-	191,667
Derivative financial instruments	-	656	-	-	656
Other liabilities	-	-	-	120,220	120,220
Total liabilities	**22,206,756**	**656**	**-**	**120,220**	**22,327,632**
Interest sensitivity gap for non-derivative items	**$ 570,289**	**$ (656)**	**$ 14,050**	**$ (31,054)**	**$ 552,629**
Total interest sensitivity gap	**$ 570,289**	**$ (656)**	**$ 14,050**	**$ (31,054)**	**$ 552,629**

At June 30, 2007, substantially all RMBS and bank loans were floating rate assets. We principally manage interest rate risk by matching the period of time the rate is fixed (typically one month for RMBS and three months for bank loans) with the period of time the rate for the liability that finances the asset is fixed (typically one month for repurchase agreements and three months for the Notes). Additionally, for RMBS we typically match the date that the interest rates adjust or re-set to current market rates to the date that the repurchase agreement matures.

Our investments in mezzanine debt securities are substantially all fixed rate assets and our investments in mezzanine equity securities are non-interest bearing. At June 30, 2007 these assets were financed with equity, short-term repurchase agreements and floating rate secured notes with a current monthly reset period.

We invest any excess cash and cash equivalents at short-term market interest rates.

Our overall interest sensitivity is monitored by CCC and the Asset/Liability Committee and is periodically reviewed by our board of directors.

Credit risk

Our investments necessarily expose us to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Impairment provisions are provided for losses that have been incurred by the balance sheet date, if any.

Transactions are settled on a delivery versus payment method using approved counterparties. The risk of default is considered minimal, as delivery of securities sold is only made once confirmation of payment has been received. Payment is released on a purchase once the securities have been delivered. The trade will fail if either party fails to meet their obligation.

We restrict our exposure to credit losses on derivative instruments we hold by entering into master netting arrangements with approved counterparties. The credit risk associated with favorable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. Our overall exposure to credit risk on derivative instruments, subject to a master netting arrangement, can change substantially within a short period, as it is affected by each transaction subject to the arrangement.

We may invest in both investment grade and non-investment grade securities and non-rated debt. For unrated assets a rating is assigned using an approach agreed with one of the well known rating agencies.

At June 30, 2007, our portfolio by S&P rating category was:

S&P Rating	Percentage of our portfolio, as of June 30, 2007
AAA	95.85%
BBB+	0.04
BBB	0.01
BBB-	0.00
BB+	0.11
BB	0.27
BB-	0.69
B+	1.02
B	1.09
B-	0.29
CCC+	0.09
CCC-	0.06
NR	0.48
Total	***100.00%***

As of June 30, 2007, the residential mortgage securities portfolio solely consisted of securities issued by Fannie Mae and Freddie Mac. Both issuers are United States Government-Sponsored Enterprises and are rated AAA by Moody's, AAA by S&P and AAA by Fitch Ratings. Both issuers guarantee that the required payments of principal and interest will be available for distribution to investors on time. Mortgage securities issued by Fannie Mae and Freddie Mac are considered to

carry an implied guaranty by the U.S. government. With regard to RMBS, we expect to continue to invest in only AAA rated U.S. government agency issued mortgage backed securities.

Bank loans, including loans underlying the collateralized loan obligation investments, are subject to default risk. We manage our exposure to default risk on bank loans by limiting the amount loaned to a single issuer or industry.

Any over collateralization of repurchase agreements exposes us to default risk by counterparties. Mezzanine debt securities are subject to default risk. Given the lower rating or lack of rating and the subordinate position in the capital structure for these securities, there is a greater risk of default and loss than investment grade rated corporate obligations.

Our credit risk is monitored by CCC and the Asset/Liability Committee and is periodically reviewed by our board of directors.

Liquidity risk

Some of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions. The securities that we purchase in connection with privately negotiated transactions are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements. Some of the mortgage-backed securities, mezzanine securities and the collateralized loan obligation investments that we purchase are traded in private, unregistered transactions and are therefore subject to restrictions on resale or otherwise have no established trading market. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we previously recorded our investments. We may from time to time invest in derivative contracts traded over the counter, which are not traded in an organized public market and may be illiquid. Furthermore, we may face other restrictions on our ability to liquidate an investment in a business entity to the extent that we or The Carlyle Group have or could be attributed with material non-public information regarding such business entity.

We use varying degrees of leverage with each asset class to amplify returns, but we limit the amount of leverage we use by allocating a portion of our capital to a "Liquidity Cushion." The Liquidity Cushion is comprised of cash, cash equivalents and unencumbered RMBS. Our current investment guidelines require us to maintain a Liquidity Cushion of at least twenty-percent of our Adjusted Equity, where "Adjusted Equity" means our total equity less investments in alternative asset investment funds, including but not limited to private equity or debt funds and any direct investments in mezzanine debt, distressed debt, private equity or similar securities which are not subject to margin requirements.

As CCC buys securities, we establish the Liquidity Cushion at settlement and use it to maintain margin during our holding period of the security. In the event that we receive a margin call on our levered securities, we can utilize the Liquidity Cushion to timely meet margin calls without having to make sales under potentially uncertain market conditions.

Once the net proceeds from the global offering are fully deployed in the various asset classes in which we intend to invest, we expect our leverage ratio to be approximately 29 times, based on our expected capital allocation. Our leverage ratio will change as our allocation of capital varies. For example, if we invest a higher percentage of capital in credit products such as distressed debt, our overall leverage ratio is expected to decrease.

We have performed extensive statistical testing of our expected portfolio, including testing during periods of significant financial market volatility and stress, to determine the level of our Liquidity Cushion, balancing the need for sufficient reserves with the desire to efficiently deploy capital.

Our liquidity position is monitored by CCC and the Asset/Liability Committee and is periodically reviewed by our board of directors.

Currency risk

We hold assets denominated in currencies other than the U.S. dollar, our functional currency. We are therefore exposed to currency risk, as the value of the securities denominated in other currencies will fluctuate due to changes in exchange rates. To the extent that these investments create risk in respect of movements in foreign exchange rates, it is our policy to hedge this risk, in a cost-effective manner, to the extent possible.

The table below summarizes our exposure to currency risks:

Concentration of assets and liabilities at June 30, 2007

	(in thousands)
Assets	
AFS financial assets	$ 37,762
Liabilities	
Derivative financial instruments	$ 656

Our currency position is monitored by CCC and the Asset/Liability Committee and is periodically reviewed by our board of directors.

Long-Term Trends that May Affect our Business

A variety of industry and economic factors may impact our investment strategy, financial condition and operating performance. These factors include:

- *Changes in credit spreads.* As of June 30, 2007 and December 31, 2006, our investment portfolio consisted of more than 99% floating rate, short duration assets. Payments and prepayments of our assets and our ability to re-deploy capital effectively may result in significant differences in our income and cash available for distribution. In situations in which credit spreads increase, we may be able to deploy our capital in more attractive opportunities that will increase the difference between the income earned on our assets and the costs of financing those assets, increasing our income and cash available for distribution. In situations in which credit spreads decrease, we may not be able to find investment opportunities that have a similar return profile to our existing portfolio, which would lead to decreases in income and cash available for distribution.

- *Default rates.* In recent years, corporate default rates have been low relative to historical levels. Stable default rates strengthen our ability to achieve low-cost, floating rate financing, and therefore to generate stable and recurring income and cash available for distribution. As of June 30, 2007, 100% of our RMBS portfolio, which represented approximately 96% of our total investment assets and 53% of capital deployed, consisted of high credit quality, AAA-rated U.S. agency issued residential mortgage backed securities that we believe are subject to minimal credit risks. As of June 30, 2007, we had no sub-prime residential mortgage backed securities or residential mortgage loans in our investment portfolio and do not expect to acquire any in the near future.

- *Supply of U.S. agency issued mortgage products and leverage finance assets.* According to the Securities Industry and Financial Markets Association's "Outstanding Volume of Agency Mortgage-Backed Securities" report, the agency

mortgage-backed securities market in the United States was estimated at $4.1 trillion as of March 31,2007 and has grown at a compound annual growth rate of approximately 9.1% since 1997. A steady flow of leveraged buyout transactions in recent years has also resulted in a significant supply of leveraged loans, high yield bonds and other corporate fixed income securities that are part of our target asset classes. We expect that the availability of these assets will allow The Carlyle Group to source investment opportunities to meet our objectives.

- *Competition.* We expect to face increased competition for our targeted investments. We expect increased demand for higher quality residential mortgage backed securities as some investors move out of the sub-prime RMBS sector and into the prime and agency RMBS sectors. During periods of uncertain conditions and perceived increased risk, investors will often seek to reduce risk by moving to higher quality assets. This flight to quality may continue for a period of time as investors await greater clarity on the U.S. economy and, in particular, the housing market. However, we expect that the size and growth of the market for these high quality investments will continue to provide us with a variety of investment opportunities.

In addition, a variety of factors relating to our business may also impact our financial condition and operating performance. These factors include our use of leverage, continued access to low cost funding and maintenance of our borrowing capacity, our use of derivative instruments, changes to interest rates, changes to the market value of our investments and other factors.

Critical Accounting Policies

Our interim condensed consolidated financial statements are prepared in accordance with IAS 34, *Interim Financial Reporting.* International Financial Reporting Standards ("IFRS") are similar to U.S. generally accepted accounting principles ("GAAP") in the following relevant areas:

- Derivatives and financial assets and liabilities characterized as trading or available for sale are measured at fair value.

- Accrual accounting is utilized for revenue and expense recognition. Interest income is calculated utilizing the effective interest method.

- The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, income and expense; actual results may differ from such estimates.

While IFRS is similar to U.S. GAAP in the areas noted above, differences will exist based upon specific facts and circumstances. The most significant difference is that most of our investments are classified as available for sale under IFRS with the fair value adjustment recorded as a separate component of equity, labeled "fair value reserves." Under U.S. GAAP the fair value adjustments are reflected in income on the basis of the accounting rules applicable to investment companies. Our annual consolidated financial statements include a reconciliation of net income and equity under IFRS to U.S. GAAP.

Principles of Consolidation

Carlyle Capital Delaware L.L.C. ("CCD") is 99.9% owned by the Company and was incorporated in the state of Delaware, U.S. on September 18, 2006. The primary purpose of CCD is to hold the Company's direct or indirect investments in stock issued by non-US companies to the extent such companies would be treated as corporations for US income tax purposes. Carlyle Capital Cayman Ltd. ("CC Cayman"), a wholly owned subsidiary of the Company, and its wholly owned subsidiary CCIL were each incorporated on September 29, 2006 in the Cayman Islands as exempt limited companies. CC Cayman's primary purpose is to hold the Company's investment

in CCIL. CCIL's primary purpose is to hold the Company's investments in US high yield investments to the extent such investments are held in a separately managed account.

The consolidated financial statements of the Company include the accounts of the Company and its majority owned or controlled subsidiaries. All significant inter-entity transactions have been eliminated in consolidation. Minority interest reflects the 0.1% interest in CCD which is owned by The Carlyle Group. Minority interest is recorded as a component of equity.

Investments, Valuation and Related Income

We primarily classify our investments as available-for-sale ("AFS") financial assets and derivative financial instruments at fair value through profit or loss. The classification depends on the purpose for which the investments were acquired. We determine the classification of our investments at initial recognition and periodically re-evaluate.

Available-for-sale financial assets

AFS investments are those intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or changes in interest rates, exchange rates or investment prices. We are not engaged in active trading of financial assets and instruments.

Purchases and sales of investments are recognized on trade date (i.e. the date on which we commit to purchase or sell the investments). Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value. Investments come off the balance sheet when the rights to receive cash flows from the investments have expired or have been sold and we have transferred substantially all risks and rewards of ownership.

Gains and losses arising from changes in fair value are recognized directly in equity until the AFS financial asset expires or is sold as described above or is impaired. At this time, the cumulative gain or loss previously recognized is transferred to the income statement. Gains/losses on sale of AFS investments are determined on the first in-first out method.

Interest income is recognized on the accrual basis. Premiums and discounts on fixed income securities are amortized using the effective interest method over the lives of the securities. Paydown gains and losses on mortgage and asset-backed securities are included in interest income. Dividend income is recognized when the right to receive payment is established at the ex-dividend date.

We assess at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of AFS investments, a significant or prolonged decline in the fair value of the investment below its cost is considered in determining impairment. If evidence of impairment exists, the cumulative loss previously recognized in equity is removed from equity and recognized in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets we hold is the bid price; the quoted market price used for financial liabilities is the ask price. In the event that a closing price is not available or determined to not be reliable, quotations are obtained from unaffiliated market makers and other financial institutions that regularly trade such securities and from relevant pricing services. Bank loans are valued at the closing bid price for long positions and closing ask price for short positions based on quotations obtained from unaffiliated market makers and other financial institutions that regularly trade such securities and from relevant pricing services.

The fair value of financial instruments that are not traded in an active market, including interests in partnerships and other pooled vehicles, is determined by using a variety of methods and The Carlyle Group makes assumptions that are based on market conditions existing at the balance sheet date. Valuation methods used include the use of comparable recent arm's-length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. The Carlyle Group also considers other data and information, including the characteristics of and fundamental analytical data relating to the asset, the cost, position size, liquidity, relevant market data and general economic and market conditions affecting the fair valuation of the security, or other asset or liability. The fair value and cost of AFS financial instruments without readily determinable market prices was $60.1million and $58.1 million, respectively, at June 30, 2007. Fair value for all other AFS financial instruments was based on quoted market prices at June 30, 2007.

The Carlyle Group may at its discretion hire an independent appraiser to determine fair market value and the expense of such appraiser will be charged to us. In connection with the determination of our total equity, The Carlyle Group may consult with and is entitled to rely upon the advice of our custodians or brokers. The Carlyle Group, our custodians, and our brokers will not be responsible for any determination made or other action taken or omitted by any of them in good faith.

Derivative Financial Instruments at Fair Value through Profit and Loss

Derivatives are categorized as financial assets or financial liabilities held for trading and accordingly, we recognize the fair value adjustment on derivatives in our income statement. Over-the-counter derivatives are valued either by using a derivatives pricing model or by The Carlyle Group obtaining quotations from unaffiliated market makers and other financial institutions that engage in derivatives transactions. We do not classify any derivatives as hedges except for certain foreign exchange contracts.

We may invest in derivative financial instruments that are not traded on an organized exchange or in an active market (for example over-the-counter derivatives). Derivatives are initially recognized at fair value on the date on which the derivative contract is entered into and are subsequently re-measured at their fair value. Fair values are obtained from broker dealers and/or internal and external pricing models using quoted inputs. These inputs may include specific yield and volatility curves. The fair value process includes the assessment of any credit risk associated with such positions. When external pricing sources are not available or deemed inappropriate, fair values can be obtained from recent trading activity or by incorporating other relevant information that may not have been reflected in pricing obtained from external sources. All derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received). Subsequent changes in the fair value of any derivative financial instrument are recognized in the income statement.

Taxation

We are registered in Guernsey as an exempt company. The States of Guernsey Income Tax Authority has granted us exemption from Guernsey income tax under the provision of the Income Tax (Exempt Bodies) (Guernsey) Ordinance 1989 and we have been charged an annual exemption fee of £600. Our directors intend to ensure that we are managed in such a way that we continue to qualify for such exemption in the future.

We expect to be treated as a PFIC for U.S. federal income tax purposes, and U.S. Holders of RDSs likely will be subject to U.S. federal income tax on their pro rata share of our taxable income, regardless of whether or when they receive any cash distributions from us. We intend to operate in such a manner so as not to be subject to U.S. federal income taxes.

Income we derive may be subject to withholding taxes imposed by the U.S. or other countries. Certain types of period income (including but not limited to dividends) we receive from sources inside the U.S. may be subject to U.S. withholding tax at a rate of 30%.

Carlyle Capital Corporation Limited and Subsidiaries

Interim Condensed Consolidated Financial Statements

June 30, 2007 (unaudited)

Interim Condensed Consolidated Financial Statements
Carlyle Capital Corporation Limited and Subsidiaries
June 30, 2007 (unaudited)

Index

Statement of Directors' Responsibilities

The Directors are required to prepare condensed consolidated financial statements for the half year which give a true and fair view of the state of affairs of the Group as of the end of the financial period and of the gain and loss for that period. In preparing those condensed consolidated financial statements, the Directors are required to (i) select suitable accounting policies and apply them consistently; (ii) make judgments and estimates that are reasonable and appropriate; (iii) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the condensed consolidated financial statements; and, (iv) prepare the condensed consolidated financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business. The Directors confirm that they have complied with the foregoing requirements in preparing the condensed consolidated financial statements.

The Directors are responsible for keeping proper accounting records to enable them to prepare the condensed consolidated financial statements in accordance with Guernsey law. The Board is also responsible for safeguarding the assets of the Group and has taken reasonable steps to prevent and detect accounting fraud. The Board has established an audit committee consisting of three independent directors to assist it in fulfilling its obligations. The audit committee's responsibilities are set forth in the Audit Committee Charter.

PricewaterhouseCoopers CI LLP
PO Box 321
National Westminster House
Le Truchot St Peter Port
Guernsey GY1 4ND
Channel Islands
Telephone +44 (0) 1481 752000
Facsimile +44 (0) 1481 752001
Direct Phone +44 (0) 1481 719357
www.pwc.com

Independent Review Report

To the Board of Directors and Shareholders of Carlyle Capital Corporation Limited:

We have reviewed the accompanying condensed consolidated balance sheet of Carlyle Capital Corporation Limited and its subsidiaries as of June 30, 2007, and the related condensed consolidated statements of income for the three-month and six-month periods ended June 30, 2007 and the condensed consolidated statements of changes in equity and cash flows for the six-month period ended June 30, 2007. The half yearly report is the responsibility of, and has been approved by, the Directors.

As disclosed in note 2.1, the condensed set of financial statements included in this half- yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

We conducted our review in accordance with auditing standards generally accepted in the United States of America. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

This report, including the opinion, has been prepared for and only for the directors and shareholders of Carlyle Capital Corporation Limited as a body, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with International Financial Reporting Standards and the specifics of International Accounting Standard 34 as adopted by the European Union.

We previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet as of December 31, 2006, and the related consolidated statements of income, of changes in equity and of cash flows for the period then ended (not presented herein), and in our report dated February 15, 2007 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers CI LLP
Chartered Accountants
Guernsey, Channel Islands
July 26, 2007

Carlyle Capital Corporation Limited and Subsidiaries
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands)

	Note	December 31, 2006	June 30, 2007 (unaudited)
ASSETS			
Non-current Assets			
Available for sale financial assets, at fair value			
Unencumbered	4	$ 67,299	$ 210,859
Held as collateral	4	7,139,298	22,513,402
Property, intangibles and other non-current assets, net		3,049	5,158
Total non-current assets		7,209,646	22,729,419
Current Assets			
Interest receivable		13,484	41,062
Due from brokers		6,209	42,165
Prepaid expenses and other current assets		337	146
Broker margin accounts		48,397	32,081
Cash and cash equivalents		39,535	35,388
Total current assets		107,962	150,842
Total assets		**$ 7,317,608**	**$ 22,880,261**
EQUITY			
Capital and reserves attributable to shareholders			
Share capital	7	$ 132	$ 300
Share premium	7	261,758	34,059
Distributable reserves	7	-	550,000
Accumulated (deficit) earnings	7	(2,373)	31,036
Fair value reserves (deficit)	4	12,325	(62,823)
Minority interest	2	50	57
Total equity		**$ 271,892**	**$ 552,629**
LIABILITIES			
Current Liabilities			
Repurchase agreements	6	$ 6,745,918	$ 21,218,547
Senior secured notes, net	6	-	796,542
Bridge loan, net	6	-	191,667
Secured revolving loan, net	6	218,300	-
Interest payable	6	22,438	37,575
Derivative financial instruments, at fair value through profit and loss	5	1,648	656
Due to brokers		52,908	67,923
Accounts payable and accrued expenses		4,504	14,722
Total current liabilities		**$ 7,045,716**	**$ 22,327,632**
Total equity and liabilities		**$ 7,317,608**	**$ 22,880,261**

/s/ Robert B. Allardice III
July 26, 2007

/s/ John L. Loveridge
July 26, 2007

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Carlyle Capital Corporation Limited and Subsidiaries
Condensed Consolidated Income Statements
(U.S. dollars in thousands, except per share amounts)
(unaudited)

	Note	For the three months ended June 30, 2007	For the six months ended June 30, 2007
Income			
Interest income	2,4	$ 288,386	$ 425,826
Net change in fair value on financial instruments at fair value through profit or loss	5	525	752
Total income		**288,911**	**426,578**
Expenses			
Interest expense	6	259,123	380,295
Management fee	8	2,735	4,421
Incentive fee	8	3,351	4,681
Professional services		492	1,198
Related party operating expenses	8	593	1,129
Other operating expenses		765	1,438
Total expenses		**267,059**	**393,162**
Net income		**21,852**	**33,416**
Net income attributable to:			
Minority interest	2	3	7
Class B shares		21,849	33,409
Total net income		$ 21,852	$ 33,416
Earnings per Class B share – basic and diluted	7	**$ 0.73**	**$ 1.36**

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Carlyle Capital Corporation Limited and Subsidiaries
Condensed Consolidated Statement of Changes in Equity
For the Six Months Ended June 30, 2007
(U.S. dollars in thousands)
(unaudited)

	Note	Share Capital	Share Premium	Accumulated (Deficit) Earnings	Fair Value Reserves	Minority Interest	Distributable Reserves	Total
At December 31, 2006		$ 132	$ 261,758	$ (2,373)	$ 12,325	$ 50	$ -	$ 271,892
Issue of shares, net of share issuance costs	7	168	327,752	-	-	-	-	327,920
Global offering issuance cost	7		(5,451)					(5,451)
Allocation to distributable reserves	7	-	(550,000)	-	-	-	550,000	-
Net income		-	-	33,409	-	7	-	33,416
Adjustment to fair value of available for sale financial assets	4	-	-	-	(75,148)	-	-	(75,148)
At June 30, 2007		**$ 300**	**$ 34,059**	**$ 31,036**	**$ (62,823)**	**$ 57**	**$ 550,000**	**$ 552,629**

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Carlyle Capital Corporation Limited and Subsidiaries
Condensed Consolidated Cash Flow Statement
(U.S. dollars in thousands)
(unaudited)

	Note	For the six months ended June 30, 2007
Cash flows from operating activities		
Net income		$ 33,416
Adjustments to reconcile net income to net cash used in operating activities:		
Interest income (including net premium/discount amortization of $261)		(425,826)
Interest expense	6	380,295
Purchases of available for sale financial assets		(16,515,201)
Proceeds from disposal of available for sale financial assets	4	75,148
Proceeds from paydowns of available for sale financial assets		848,202
Realized gain on available for sale financial assets		(707)
Receipts from broker margin accounts, net		16,316
Unrealized gain on financial instruments at fair value through profit and loss	5	(1,714)
Interest received		398,714
Interest paid		(365,158)
Decrease in amount due to/from brokers, net		(20,940)
Increase in accounts payable and accrued expenses		4,768
Decrease in prepaid expenses		191
Depreciation/amortization of property, intangibles and other noncurrent assets	2	436
Net cash used in operating activities		(15,572,060)
Cash flows from investing activities		
Investment in internal use software and other property		(2,545)
Net cash used in investing activities		(2,545)
Cash flows from financing activities:		
Proceeds from share issuance	7	336,920
Share issuance cost (before accrual of $6,647)	7	(9,000)
Repayment of secured revolving loan	6	(218,300)
Proceeds from repurchase agreements, net	6	14,472,629
Proceeds from senior secured notes, net	6	796,542
Proceeds from Bridge Loan, net		191,667
Proceeds from variable funding note	6	87,000
Repayment of variable funding note	6	(87,000)
Net cash provided by financing activities		15,570,458
Net decrease in cash and cash equivalents		(4,147)
Cash and cash equivalents, beginning of period		39,535
Cash and cash equivalents, end of period		$ 35,388

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

(U.S. dollars in thousands, except share amounts)

1. Organization

Carlyle Capital Corporation Limited (the "Company") is a closed-end investment fund domiciled and registered as a limited company under the laws of Guernsey, Channel Islands. The Company seeks to achieve risk-adjusted returns primarily through current income and, to a lesser extent, capital appreciation, by investing in a diversified portfolio of fixed income investments. The Company plans to invest in the following eight fixed income asset classes: (i) residential mortgage-backed securities, principally in high investment grade-rated risk classes; (ii) asset-backed securities, principally in high investment grade-risk classes; (iii) high yield bonds; (iv) bank loans; (v) mezzanine debt; (vi) distressed debt; (vii) debtor-in-possession and non-performing loan opportunities; and (viii) derivatives of these asset classes, including credit derivatives, and various hedging instruments such as futures. Additionally, the Company intends to invest in private equity opportunities, although the Company expects that such private equity investments will not exceed 5% of the Company's total equity and will in no event exceed 10% of the Company's total equity. The Company was registered on the Island of Guernsey on August 29, 2006 and commenced operations on September 12, 2006.

Carlyle Capital Delaware L.L.C. ("CCD") is 99.9% owned by the Company and was incorporated in the state of Delaware, U.S. on September 18, 2006. The primary purpose of CCD is to hold the Company's direct or indirect investments in stock issued by non-US companies to the extent such companies would be treated as corporations for US income tax purposes. Carlyle Capital Cayman Ltd. ("CC Cayman"), a wholly owned subsidiary of the Company, and its wholly owned subsidiary Carlyle Capital Investment Ltd. ("CCIL") were each incorporated on September 29, 2006 in the Cayman Islands as exempt limited companies. CC Cayman's primary purpose is to hold the Company's investment in CCIL. CCIL's primary purpose is to hold the Company's investments in US high yield investments to the extent such investments are held in a separately managed account. The Company and its subsidiaries are collectively referred to as the "Group".

Carlyle Investment Management L.L.C. ("CIM" or the "Investment Manager") manages the Company pursuant to a management agreement (the "Management Agreement"). CIM is a registered investment adviser under the U.S. Investment Advisers Act of 1940 (the "1940 Act") and is an affiliate of T.C. Group, L.L.C. (T.C. Group, L.L.C. and its affiliates, collectively, "The Carlyle Group"). Mourant Guernsey Limited and/or its affiliates (the "Guernsey Administrator") has been engaged to carry out certain day-to-day administrative activities for the Group.

The December 31, 2006 consolidated financial statements and the June 30, 2007 unaudited interim condensed consolidated financial statements, were authorized for issuance by the Board of Directors on February 15, 2007 and July 26, 2007, respectively.

1.1 Initial Public Offering

The Company completed an initial global offering of 18,357,073 of its Class B shares and Restricted Depositary Shares ("RDSs") on July 11, 2007, both of which are non-voting securities. The offering consisted of 18,183,873 newly issued Class B shares and 173,200 shares which were sold by existing shareholders in exchange for gross proceeds of $345,494. The initial offering price for the shares was $19.00 per share. The Company did not receive any of the proceeds from the sale of the existing shares. In the United States, Class B shares were only offered in the form of RDSs to certain "qualified institutional buyers," as defined in Rule 144A under the U.S. Securities Act of 1933, as amended who are also "qualified purchasers," as defined by the 1940 Act, as amended, and related rules. Each RDS represents one Class B share.

Subsequent to the global offering, the Class B shares are traded on Eurolist by Euronext, the regulated market of Euronext Amsterdam N.V. ("Eurolist by Euronext"), under the symbol "CCC." The RDSs are not listed on any exchange and are subject to certain transfer restrictions. The Company's authorized share capital currently consists of Class A voting and Class B non-voting ordinary shares. See Note 7, Share capital / premium for further discussion of capitalization.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these condensed consolidated financial statements are set out below.

2.1 Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, *Interim Financial Reporting*. The interim condensed consolidated financial statements of the Group have been prepared using the same accounting policies and methods of computation used in the preparation of the Group's most recent annual financial statements. The interim condensed consolidated financial statements have not been audited and do not include all of the information and disclosures required in the annual financial statements and should be read in conjunction with the Group's annual financial statements as of December 31, 2006.

Management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the condensed consolidated financial statements are presented fairly and that estimates made in preparing its condensed consolidated financial statements are reasonable and prudent. The operating results presented for interim periods are
not necessarily indicative of the results that may be expected for any other interim period or for the entire year.

The consolidated financial statements of the Group include the accounts of the Company and its majority owned or controlled subsidiaries. All significant inter-entity transactions have been eliminated in consolidation. Minority interest reflects the 0.1% interest in CCD which is owned by CIM. Minority interest is recorded as a component of equity.

Standards Early Adopted by the Group
International Financial Reporting Standard ("IFRS") 7, *Financial Instruments: Disclosures*, and the complementary Amendment to IAS 1, *Presentation of Financial Statements - Capital Disclosures*, was adopted in 2006. IFRS 7 introduced new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks from financial instruments including specified minimum disclosure about credit risk, liquidity risk and market risk including sensitivity to market risk. The amendment to IAS 1 introduced disclosures about the level of an entity's capital and how it manages capital. This standard does not have any impact on the classification and valuation of the Group's financial instruments.

Standards and Interpretations Not Yet Effective
Management has evaluated the following standards and interpretations and believes that they are not relevant or will not have a significant effect on the Group.

- IAS 23, *Borrowing Costs*
- IFRS 8, *Operating Segments*
- IFRIC 7-12

2.2 Foreign currency translation

(a) Functional and presentation currency
For the foreseeable future, the majority of the investments are expected to be denominated in U.S. dollars. The performance of the Company is measured and reported to investors in U.S. dollars. Management considers the U.S. dollar as the currency which most faithfully represents the economic effects of the underlying transactions, events and conditions. The Company's functional and presentation currencies are the U.S. dollar.

(b) *Transactions and balances*
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the condensed consolidated income statements. Changes in the fair value of monetary securities

2. Summary of significant accounting policies (continued)

(i.e. debt securities) denominated in foreign currency and classified as available for sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in the fair value reserve in equity. Translation differences on non-monetary items (i.e. equity securities), denominated in foreign currency and classified as available for sale, are included in fair value reserves in equity.

2.3 Financial assets and liabilities at fair value

The Group primarily classifies its investments as available for sale ("AFS") financial assets and classifies its derivative financial instruments as financial assets and financial liabilities at fair value through profit or loss. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and periodically re-evaluates.

Available for sale financial assets
AFS investments are those intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or changes in interest rates, exchange rates or investment prices. The Group is not engaged in active trading of financial assets, liabilities or instruments.

Purchases and sales of investments are recognized on trade-date (the date on which the Group commits to purchase or sell the investments). Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Gains and losses arising from changes in fair value are recognized directly in equity until the AFS financial asset is derecognized or impaired, at which time, the cumulative gain or loss previously recognized in equity is transferred to the condensed consolidated income statements. Gains/losses on sales of AFS investments are determined on the first in-first out method.

Interest income is recognized on the accrual basis. Premiums and discounts on fixed income securities are amortized using the effective interest method over the expected lives of the securities. Paydown gains and losses on mortgage and asset-backed securities are included in interest income. Dividend income is recognized when the right to receive payment is established at the ex-dividend date.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of AFS investments, a significant or prolonged decline in the fair value of the investment below its cost is considered in determining impairment. If evidence of impairment exists, the cumulative loss previously recognized in equity is removed from equity and recognized in the condensed consolidated income statements. If, in a subsequent period, the fair value of a debt instrument classified as AFS increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the condensed consolidated income statements, the impairment loss is reversed through the condensed consolidated income statements.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the bid price; the quoted market price used for financial liabilities is the ask price.

The fair value of financial instruments that are not traded in an active market is determined by using a variety of methods and makes assumptions that are based on market conditions existing at the balance sheet date. Valuation methods used include the use of comparable recent arm's length transactions, discounted cash flow analysis, pricing models and other valuation techniques commonly used by market participants.

2. Summary of significant accounting policies (continued)

Derivative Financial Instruments at Fair Value through Profit and Loss
Derivatives are categorized as financial assets or financial liabilities held for trading and, accordingly, the Group recognizes fair value adjustments on derivatives in the condensed consolidated income statement in the period in which they arise. The Group does not classify any derivatives as hedges except for certain foreign exchange contracts.

The Group invests in derivative financial instruments that are not traded on an organized exchange. Derivatives are initially recognized at fair value on the trade date when the derivative contract is entered into and are subsequently re-measured at their fair value. The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received). Subsequent fair values are obtained from broker dealers and/or internal and external pricing models using quoted inputs. These inputs may include specific yield and volatility curves. The fair value process includes the assessment of any credit risk associated with such positions. When external pricing sources are not available or deemed inappropriate, fair values can be obtained from recent trading activity or by incorporating other relevant information that may not have been reflected in pricing obtained from external sources. The types of derivatives entered into by the Group include forward commitment contracts and swap contracts. Forward contracts are over-the-counter contracts for delayed delivery of securities or currency in which the buyer agrees to buy and the seller agrees to deliver a specified security or currency at a specified price on a specified date. During the period the forward contract is open, changes in the value of the contract are recognized as unrealized gains or losses. When the forward contract is closed, the Company records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closeout of the contract and the original contract price. Swap contracts involve the exchange by one party with another party of their respective commitments to pay or receive interest, effective return, total return or other referenced returns or amounts over the life of the agreements. The amounts to be paid or received on swaps are recognized as realized gain or loss over the life of the agreements. A realized gain or loss is recorded upon early termination of swap agreements.

Unrealized and realized gains/losses on derivatives are included within net change in fair value on financial instruments at fair value through profit and loss in the condensed consolidated income statements. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative except when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

The Company is required to post margin for derivative contracts entered into. The margin varies based on counterparty and the details of the underlying contract.

Hedging
The Group designates certain derivatives as either:

a) hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge); or
b) hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives. The Group also documents its assessment of whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

(a) Fair value hedge
A fair value hedge is a hedge of the exposures to changes in the fair value of a recognized asset or liability. In a fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the condensed consolidated income statements. At the same time when remeasuring the recognized asset or liability related to the fair value hedge, which would normally be recognized in equity under AFS, movements attributable to the hedged risk are also recognized immediately in the income statement. This ensures that the fair value movement attributable to the hedged risk on the asset or liability is offset in the condensed consolidated income statements against the fair value change of the derivative.

(U.S. dollars in thousands, except share amounts)

2. Summary of significant accounting policies (continued)

(b) Cash flow hedge
A cash flow hedge is a hedge of the exposure to variability in cash flows from a recognized asset or liability or a forecast transaction. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the condensed consolidated income statements. When a hedging instrument expires or is sold, or when the derivative no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity remains in equity and is recognized in income when the forecast transaction is ultimately recognized. When a forecast transaction is no longer expected to occur, the cumulative gain or loss remaining in equity is immediately transferred to the condensed consolidated income statements.

For the three and six month periods ended June 30, 2007, the Group had only utilized fair value hedge accounting for hedging foreign exchange risk on foreign currency denominated AFS investments.

Repurchase agreements
The Group utilizes repurchase agreements to borrow against applicable assets in the investment portfolio. Under these agreements, the Group will sell assets to the repurchase agreement counterparty and agree to repurchase the same asset at a price equal to the original sale price plus accrued interest. These agreements are accounted for as debt, secured by the underlying asset. During the term of a repurchase agreement, the Group earns the principal and interest on the related securities and pays interest to the repurchase counterparty. The Group maintains formal relationships with a number of financial institutions for the purpose of maintaining repurchase agreements on market competitive terms. Because the Group borrows under repurchase agreements based on the estimated fair value of its pledged investments, the Group's ongoing ability to borrow under its repurchase facilities may be limited and its lenders may initiate margin calls in the event interest rates change or the value of its pledged securities decline as a result of adverse changes in interest rates or credit spreads. Repurchase agreements are carried at their contractual amounts which management believes is the best estimate of fair value. Accrued interest payable is recorded separately.

2.4 Debt issuance costs

Debt issuance costs are recognized as a reduction of the associated liability and are amortized over the term of the obligation using the effective interest rate method or, if incurred in connection with a line of credit (or arrangements with similar characteristics) or a lending commitment, ratably over the term of the related line of credit (or similar arrangement) or commitment period.

2.5 Dividend distribution

Dividend distributions to Company shareholders are recorded as a liability in the period they are approved by the Board of Directors.

2.6 Taxation

The Company is registered in Guernsey as an exempt company. The States of Guernsey Income Tax Authority has granted the Company exemption from Guernsey income tax under the provision of the Income Tax (Exempt Bodies) (Guernsey) Ordinance 1989 and the Company has been charged an annual exemption fee of £600. The Company expects to be treated as a passive foreign investment corporation. The Company intends to operate in such a manner so as not to be subject to U.S. federal income taxes. Income derived by the Company and its subsidiaries may be subject to withholding taxes imposed by the U.S. or other countries. Certain types of period income (including but not limited to dividends) from sources inside the U.S. are subject to U.S. withholding tax at a rate of 30%. There were no withholding taxes incurred by the Company for the three and six month periods ended June 30, 2007, respectively.

(U.S. dollars in thousands, except share amounts)

3. Critical accounting estimates and judgments

Critical accounting estimates and assumptions
Management makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a higher risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the fair value of financial instruments discussed further in Notes 4 and 5.

Critical judgments
Management considers the U.S. dollar the currency that most faithfully represents the economic effect of the underlying transactions, events and conditions. The U.S. dollar is the currency in which the Company measures its performance and reports its results, as well as the currency in which it receives capital.

4. Available for sale financial assets at fair value

The following table summarizes the Group's securities classified as AFS at December 31, 2006:

Description	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Residential mortgage-backed securities	$ 6,894,387	$ 11,815	$ (306)	$ 6,905,896
Bank loans	287,624	692	(213)	288,103
Collateralized loan obligation investment funds	11,971	627	-	12,598
Total	$ 7,193,982	$ 13,134	$ (519)	$ 7,206,597

Recognized gains from the sale (de-recognition) of AFS securities for the period from commencement of operations through December 31, 2006 was approximately $32.

The following table summarizes the Group's securities classified as AFS at June 30, 2007:

Description	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Residential mortgage-backed securities	$ 21,841,822	$ 7,400	$ (68,602)	$ 21,780,620
Bank loans	886,155	1,079	(3,719)	883,515
Collateralized loan obligation investment funds	43,426	2,013	-	45,439
Mezzanine securities	14,669	22	(4)	14,687
Total	$ 22,786,072	$ 10,514	$ (72,325)	$ 22,724,261

Recognized gains from the sale (de-recognition) of AFS securities for the three and six months ended June 30, 2007, were approximately $428 and $707, respectively.

(U.S. dollars in thousands, except share amounts)

4. Available for sale financial assets at fair value (continued)

		June 30, 2007
Fair value reserves:		
Balance at January 1, 2007	**$**	**12,325**
Revaluation		(74,427)
Foreign exchange translation gain transferred to the condensed income statements		(721)
Total	**$**	**(62,823)**

AFS financial assets at December 31, 2006 consist of the following:

Principal	Description	Fair Value
$ 3,393,605	Federal Home Loan Mortgage Corporation Weighted Avg. Floating Rate 5.75%, Weighted Avg. Legal Maturity Date 2036 (amortized cost of $3,394,728)	$ 3,400,630
3,497,382	Federal National Mortgage Association Weighted Avg. Floating Rate 5.75%, Weighted Avg. Legal Maturity date 2036 (amortized cost of $3,499,659)	3,505,266
	Total Residential Mortgage Backed Securities (amortized cost of $ 6,894,387)	**6,905,896**
	Bank Loans	
	Ford Motor Company Term Loan B	
16,400	12/15/2013, 8.36%	16,428
273,196	Other	271,675
	Total Bank Loans (amortized cost of $287,624)	**288,103**
	Collateralized Loan Obligation Investment Funds (cost of $11,971 which includes € 5,000)	**12,598**
	Total Available for Sale Securities (cost of $7,193,982)	**$ 7,206,597**

(U.S. dollars in thousands, except share amounts)

4. Available for sale financial assets at fair value (continued)

The following table summarizes the Group's securities classified as AFS at June 30, 2007:

Principal	Description	Fair Value
$9,172,803	Federal Home Loan Mortgage Corporation Weighted Avg. Floating Rate 5.70%, Weighted Avg. Legal Maturity Date 2037 (amortized cost of $9,174,535)	$ 9,147,006
12,664,518	Federal National Mortgage Association Weighted Avg. Floating Rate 5.69%, Weighted Avg. Legal Maturity date 2037 (amortized cost of $12,667,287)	12,633,614
	Total Residential Mortgage Backed Securities (amortized cost of $ 21,841,822)	**21,780,620**
882,173	**Total Bank Loans (amortized cost of $886,155)**	**883,515**
	Collateralized Loan Obligation Investment Funds (cost of $43,426 which includes € 28,650)	**45,439**
	Mezzanine Debt Securities (amortized cost of $14,051)	**14,047**
	Equity securities obtained in conjunction with mezzanine debt transactions (cost of $618)	**640**
	Total Available for Sale Securities (cost of $22,786,072)	**$ 22,724,261**

At December 31, 2006, the Group's investments in floating rate residential mortgage securities are tied to one-month LIBOR, reset monthly, have a lifetime coupon cap of approximately 150 to 175 basis points over one-month LIBOR and have a weighted average approximate life of 3.5 to 4.0 years. At June 30, 2007, the Group's investments in floating rate residential mortgage securities are tied to one-month LIBOR, reset monthly, have a lifetime coupon cap of approximately 130 to 155 basis points over one-month LIBOR and have a weighted average approximate life of 5.25 to 5.75 years.

The fair value and cost of AFS financial assets without readily determinable market prices at December 31, 2006 was $43,262 and $41,745, respectively. The fair value and cost of AFS financial assets without readily determinable market prices at June 30, 2007 was $60,126 and $58,094, respectively. Fair value for all other AFS financial assets was determined from quoted market prices at December 31, 2006 and June 30, 2007.

At December 31, 2006 and June 30, 2007, the carrying amount of AFS financial assets pledged as collateral for open repurchase agreements was $6,851,196 and $21,629,886, respectively.

At December 31, 2006 and June 30, 2007, the Group had unfunded commitments of $2,494 and $33,327, respectively, related to revolving and delayed draw loan investments.

4. Available for sale financial assets at fair value (continued)

At June 30, 2007 there was an unfunded commitment of $75,000 to Carlyle Strategic Partners L.P. II, an affiliated investment fund. The Group has also agreed to subscribe for a 10% interest in each of the remaining investments to be made by Carlyle Mezzanine Partners, an affiliated entity.

Subsequent to June 30, 2007, the Group also committed up to $25,000 to purchase the equity portion of prospective collateralized loan obligations to be managed by affiliates of The Carlyle Group.

5. Financial instruments at fair value through profit or loss

The Group's derivative financial instruments at December 31, 2006 are detailed below:

	Currency	Contract/ notional (local currency in thousands)	Fair Value
Derivatives			
Interest Rate Swaps			
Maturity Date: 9/28/2007	SEK	1,464,000	$ (438)
Maturity Date: 10/5/2007	SEK	2,196,000	(218)
Maturity Date: 10/10/2007	SEK	1,464,000	(159)
Maturity Date: 11/9/2007	SEK	1,430,000	(111)
Maturity Date: 11/15/2007	NOK	1,274,000	(499)
Total Interest Rate Swaps			**(1,425)**
FX Forward			
Maturity Date: 10/23/2008	EUR	5,000	(223)
Total			$ (1,648)

The Group's derivative financial instruments at June 30, 2007 are detailed below:

	Currency	Contract/ notional (local currency in thousands)	Fair Value
FX Forwards			
Maturity Date: 10/23/2008	EUR	5,000	$ (337)
Maturity Date: 2/26/2010	EUR	17,000	(381)
Maturity Date: 5/3/2010	EUR	6,650	62
Total			**$ (656)**

(U.S. dollars in thousands, except share amounts)

5. Financial instruments at fair value through profit or loss (continued)

The open foreign exchange forwards at June 30, 2007 have been designated by management as fair value hedges of the Company's investment in Euro denominated collateralized loan obligation investment funds.

Gains and losses recognized in relation to financial instruments at fair value through profit or loss were as follows:

Gains/(losses)	For the three months ended June 30, 2007	For the six months ended June 30, 2007
– realized (loss) – closed derivative positions	$ -	$ (1,668)
– unrealized (loss) gain – open derivative positions	(217)	992
– realized gain – closed AFS positions	428	707
– unrealized gain - foreign exchange translation on hedged AFS investment	314	721
Total net gain	**$ 525**	**$ 752**

6. Borrowings

Financing residential mortgage backed securities

Repurchase Agreements
Our primary source of financing is currently repurchase agreements with respect to our RMBS assets. We may also utilize additional financing strategies, including asset-backed commercial paper facilities and bank credit facilities. At December 31, 2006 and June 30, 2007, the Group had $6,745,918 and $21,218,547 outstanding as borrowings under repurchase agreements with a weighted average borrowing rate of 5.31% and 5.30%, a weighted average remaining maturity of 12 and 21 days and accrued interest payable of $21,855 and $31,931, respectively. The collateral for these borrowings, which was held by counterparties at December 31, 2006 and June 30, 2007, was comprised of Group-owned securities with a fair value of $6,851,195 and $21,629,886, respectively. Interest expense under the Group's repurchase agreements for the three and six month periods ended June 30, 2007 were $116,657 and $364,718, respectively.

At December 31, 2006, the Group had repurchase agreements with the following counterparties:

Counterparty	Amount	Weighted Average Maturity Remaining (Days)	Weighted Average Interest Rate
Bear Stearns & Co. Inc.	$ 216,427	25	5.31%
Bank of America L.L.C.	1,234,194	4	5.31
Deutsche Bank Securities Inc.	801,659	10	5.30
J.P. Morgan Securities Inc.	647,214	12	5.31
Lehman Brothers Inc.	2,968,023	14	5.31
UBS Securities L.L.C.	878,401	17	5.30
	$ 6,745,918		

(U.S. dollars in thousands, except share amounts)

6. Borrowings (continued)

At June 30, 2007, the Group had repurchase agreements with the following counterparties (unaudited):

Counterparty	Amount	Weighted Average Maturity Remaining (Days)	Weighted Average Interest Rate
Bear Stearns & Co. Inc.	$ 2,250,307	25	5.31%
Deutsche Bank Securities Inc.	3,005,454	19	5.30
J.P. Morgan Securities Inc.	1,006,463	21	5.31
Lehman Brothers Inc.	3,607,698	22	5.30
UBS Securities L.L.C.	2,878,892	20	5.29
Cantor Fitzgerald & Co	3,053,587	21	5.29
Credit Suisse	899,829	25	5.31
Morgan Stanley	149,148	25	5.30
Merrill Lynch & Company, Inc.	813,501	25	5.30
Citibank Global Markets Inc.	818,791	25	5.29
ING Financial markets LLC.	2,493,887	17	5.28
Man Securities Inc.	240,990	16	5.32
	$ 21,218,547		

Financing credit products

Revolving credit facility
On May 8, 2007, our indirect wholly-owned subsidiary, Carlyle Capital Investment Limited ("CCIL"), entered into a credit agreement which allows CCIL to borrow on a senior secured revolving basis, subject to the terms and conditions set forth therein, up to $50,000 (the "Senior Facility"). In general, borrowings under the Senior Facility bear interest, at CCIL's option, at either the federal funds rate plus a margin of 0.575%, or a rate based on LIBOR plus a margin of 0.45%. The Senior Facility will terminate on May 18, 2017 unless, upon written notice at any annual anniversary, a lender terminates its commitment earlier. Amounts drawn under the Senior Facility may be repaid at any time prior to maturity in whole or in part at the election of CCIL. As of June 30, 2007, CCIL had no outstanding borrowings under the Senior Facility.

Senior secured notes
On May 8, 2007, CCIL entered into an indenture agreement, pursuant to which CCIL may issue multiple series of senior secured notes, which may be term notes or variable funding notes (collectively the "Notes"). The aggregate principal amount of the Notes (excluding certain rollover notes intended to facilitate the refinancing of existing Notes) issued and outstanding under the indenture at any time may not exceed $2 billion and the Senior Facility and Notes rank pari passu with each other. The Company's ability to issue notes ends May 8, 2017.

CCIL may redeem the outstanding Notes of any series 30 days prior to their legal final maturity date. Redemptions may be made on payment dates in whole or in part, but not in an amount less than a stipulated minimum redemption amount, at their redemption price plus accrued interest as set forth in the indenture. If the redemption is in part, such redemption will be made ratably amongst all of the Notes of such series in accordance with their respective outstanding principal amounts. If CCIL elects not to redeems the Notes early, the applicable interest rate increases 0.25% for the remainder of the term. CCIL intends to redeem the Notes early.

On May 8, 2007, CCIL issued $600,000 aggregate principal amount of Notes, $150,000 of which matures on December 8, 2007, $100,000 of which matures on March 8, 2008, $100,000 of which matures on April 8, 2008, $100,000 of which matures on June 3, 2008 and $150,000 of which matures on May 8, 2008. These Notes bear interest at either one-month LIBOR plus 0.06% or three-month LIBOR plus 0.06% subject to a 25 basis point step-up if not redeemed one month prior to their final legal maturity. The net proceeds of these Note issuances were applied to the repayment of the secured revolving loan discussed further below.

(U.S. dollars in thousands, except share amounts)

6. Borrowings (continued)

On June 1, 2007, CCIL issued $200,000 aggregate principal amount of term Notes, $75 million of which matures on January 1, 2008 and $125,000 of which matures on June 30, 2008. These term Notes bear interest at three-month LIBOR plus 0.06%, subject to a 25 basis point step-up if not redeemed one month prior to their final legal maturity. The net proceeds of these Note issuances were used to purchase bank loans.

As of June 30, 2007, the following redeemable Notes totaling $800,000 with a weighted average interest rate of 5.41% were issued and outstanding:

Series	Issue amount	Issue date	Maturity	Interest	Rate at June 30, 2007	Payments
2007-1	$ 150,000	5/8/2007	12/8/2007	3 mo. LIBOR + .06%	5.42%	Quarterly
2007-2	100,000	5/8/2007	3/8/2008	3 mo. LIBOR + .06%	5.42%	Quarterly
2007-3	100,000	5/8/2007	4/8/2008	1 mo. LIBOR + .06%	5.38%	Monthly
2007-4	100,000	5/8/2007	6/3/2008	3 mo. LIBOR + .06%	5.41%	Quarterly
2007-5	150,000	5/8/2007	5/8/2008	3 mo. LIBOR + .06%	5.40%	Quarterly
2007-6	75,000	6/1/2007	1/1/2008	3 mo. LIBOR + .06%	5.42%	Quarterly
2007-7	125,000	6/1/2007	6/30/2008	3 mo. LIBOR + .06%	5.42%	Quarterly

Interest expense incurred on the Notes for the three and six months ended June 30, 2007 was $5,866 and interest accrued was $5,326 at June 30, 2007. CCIL incurred debt issuance costs of $3,681 in connection with the note program and amortized $243 in the quarter ended June 30, 2007.

On May 8, 2007, CCIL also entered into a variable funding note purchase agreement, pursuant to which it may issue, and has received commitments from the variable funding note purchaser to purchase, up to $250 million aggregate principal amount outstanding at any time of variable funding notes. These variable funding notes will mature, and the commitment to purchase them will expire, on May 8, 2010, unless extended. There were no variable funding notes outstanding at June 30, 2007.

Secured revolving loan
On October 11, 2006, CCIL entered into a credit agreement which allowed CCIL to borrow on a secured basis, subject to the terms and conditions set forth therein, up to $600 million under an extendable revolving credit facility ("Credit Facility"). Outstanding amounts under the Credit Facility accrued interest at one-month LIBOR plus 45 basis points. As of June 30, 2007 and December 31, 2006, CCIL had borrowed $0 and $218.3 million, respectively, under the Credit Facility at a weighted effective annual interest rate of 5.85% at December 31, 2006. The Credit Facility was repaid on May 8, 2007 with proceeds from senior secured notes. Interest expense incurred on on the Credit Facility for the three and six months ended June 30, 2007 was $3,506 and $8,022, respectively and interest accrued was $583 and $0 at December 31, 2006 and June 30, 2007, respectively.

Financing the Group

Bridge loan
On May 10, 2007, the Company entered into a term loan with various financial institutions pursuant to which the Company was able to borrow up to $191,667 (the "Bridge Loan"). The proceeds of the Bridge Loan were used to make additional investments. The loan was obtained in contemplation of completing the global offering and is required to be repaid from the proceeds of the global offering. The Bridge Loan was unsecured and guaranteed by certain of our subsidiaries. The Bridge Loan was repaid on July 11, 2007.

As of June 30, 2007, the Company had borrowed $191,667 and incurred interest expense on those borrowings of $1,435 for the three and six months then ended. The average interest rate was 6.82%.

(U.S. dollars in thousands, except share amounts)

7. Share capital / premium

The Company's authorized share capital currently consists of Class A voting and Class B non-voting ordinary shares. The six Class A Shares outstanding are individually held by non-U.S. partners of The Carlyle Group. Class A shares do not participate in any profit or loss of the Company. As of December 31, 2006, 13,154,000 Class B shares were issued and fully paid. On February 28, 2007 investors purchased 16,846,000 of Class B shares. At June 30, 2007, Directors of the Company and employees and affiliates held 3,553,600 of the Class B shares. The table below details the share capital:

	December 31, 2006		June 30, 2007	
Authorized shares :				
Class A voting shares		100		100
Class B non-voting shares		30,000,000		500,000,000
Issued and fully paid:				
Class A voting shares at par (par value $.01 per share)	$	-	$	-
Class B non-voting shares at par (par value $.01 per share)		132		300
Total share capital	$	132	$	300
Class B share premium, before share issuance costs and transfer to distributable reserves	$	262,948	$	599,700
Less transfer to distributable reserve		-		(550,000)
Less share issuance costs		(1,190)		(15,641)
Total share premium	$	261,758	$	34,059

On February 15, 2007, the Company passed a special resolution to reduce its share capital. As required under The Companies (Guernsey) Law, 1994 (as amended), the resolution was approved by the Royal Court in Guernsey on March 16, 2007. On March 31, 2007 $550,000 was transferred from the existing share premium account to distributable reserves to assist the Directors in managing the dividend policy. Further, on April 26, 2007 the Board of Directors approved an increase in the amount of authorized Class B shares to 500,000,000.

Total equity per Class B share at June 30, 2007 was $18.42 including accrued global offering costs. As of June 30, 2007, however, the Company had also incurred expenses related to the global offering of $5,451 (or $0.18 per Class B share) that is included as a reduction of share premium on the June 30, 2007 condensed consolidated balance sheet. The following table presents the pro forma capitalization of the Company as of June 30, 2007 after giving effect to cash proceeds from the global offering, after deducting estimated underwriting discounts and accrued expenses.

(U.S. dollars in thousands, except share amounts)

7. Share capital / premium (continued)

	As of June 30, 2007	
	Actual	Pro Forma
Shareholders' equity:		
Class A shares, par value $0.01 per share, 100 shares authorized, 6 shares issued and outstanding, actual and as adjusted	-	-
Class B shares, par value $0.01 per share, 500,000,000 shares authorized, actual; 500,000,000 shares authorized, as adjusted; 500,000,000 shares issued and outstanding, actual; 30,000,000 shares issued and outstanding, as adjusted 48,183,873	$ 300	$ 482
Share premium	34,059	361,641
Distributable reserves	550,000	550,000
Accumulated earnings	31,036	31,036
Fair value reserves (deficit)	(62,823)	(62,823)
Minority interest	57	57
Total shareholders' equity	**$ 552,629**	**$ 880,393**

The Company was required to repay the Company's Bridge Loan with a balance outstanding as of June 30, 2007 of $191,667. (See Note 6, *Borrowings*, for a discussion of the Company's Bridge Loan dated May 10, 2007).

Dividends
Each issued and fully paid Class B share is entitled to dividends when declared. Beginning September 30, 2007, shareholders holding Class B shares on the record date (to be determined by the Board of Directors and for the third quarter 2007 which is expected to be a date in November 2007) will be eligible to receive a quarterly dividend, subject to the declaration of the Board of Directors out of funds legally available therefore, payable on or before the end of the following quarter. The amount of any such quarterly dividend is expected to be approximately 90% of net income before any non-cash equity compensation expense, provided that any such quarterly dividend will not exceed the cumulative retained earnings and distributable reserve to the extent permitted by applicable law.

Earnings per share
Basic earnings/(loss) per share is calculated by dividing the net profit/loss attributable to the Company's Class B shareholders by the weighted average number of Class B shares in issue during the period, excluding the average number of Class B shares purchased by the Company and held as treasury shares.

Earnings per Class B share is computed for the periods as follows:

	For the three months ended	For the six months ended
	June 30, 2007	
Net gain attributable to Class B shareholders	$ 21,849	$ 33,409
Weighted average number of class B shares in issue	30,000,000	24,601,834
Basic and diluted earnings per Class B share	$ 0.73	$ 1.36

As of June 30, 2007, the Company has not issued any other instruments that are considered to have dilutive potential.

(U.S. dollars in thousands, except share amounts)

7. Share capital / premium (continued)

On April 26, 2007, the Directors of the Company authorized the Company to re-purchase up to 10% of its issued shares at a price not to exceed 105% of the 5-day average market price. This authority will expire at the annual general meeting in 2008. There were no open market share re-purchases during six month period ended June 30, 2007.

On July 11, 2007, the Company made a restricted grant of 7,895 Class B shares (or Restricted Depositary Shares in the case of U.S. Directors) to each of the Company's three independent directors (23,685 shares in total). Each grant to an independent director vests one-third on each anniversary of the grant date. The Company also made a restricted stock grant of 2,867,347 Restricted Depositary Shares to CIM. The restricted stock to CIM vests and becomes non-forfeitable as to one twelfth of the shares granted on the last day of each fiscal quarter, beginning with the quarter encompassing the date of grant. So long as the grantee continues to provide service to the Company, the grantee is entitled to all of the rights associated with Class B shares, including a right to any dividends granted. In the event that the grantee does not continue to provide service to the Company, any unvested shares are forfeited. See also Note 8, Related-party transactions, where the Company's equity incentive plans are discussed further.

8. Related-party transactions

The Group is managed by CIM, an affiliate of The Carlyle Group. CIM is responsible for selecting, evaluating, diligencing, negotiating and structuring, executing, monitoring and exiting investments and managing un-invested capital for the Group. Under the terms of the investment management agreement dated September 20, 2006, CIM is appointed for a one year term which will be automatically renewed for additional one-year terms as of each anniversary thereof unless it is terminated as follows: (1) by CIM at any time upon 180 business days notice or (2) upon the occurrence of (a) a resolution adopted by a majority of the independent members of the Board of Directors and not otherwise affiliated with CIM and (b) a resolution adopted by the holders of at least 66 2/3% of the Class B shares (excluding any such shares held by affiliates or employees of CIM).

The Group expects CIM to have access to the resources and core competencies of The Carlyle Group, with a specific focus on utilizing the investment knowledge of The Carlyle Group's U.S. High Yield, Mezzanine Debt, Distressed Debt and European Leveraged Finance investment units by directly investing or co-investing in their respective funds, products and other investments.

Directors
Directors' fees and expenses for the three and six months ended June 30, 2007 were approximately $82 and $164, respectively and are included within professional services expenses.

Management fee
CIM receives compensation in the form of a management fee payable quarterly, in arrears. The management fee is computed each quarter as an amount equal to the product of (i) 0.4375% (equal to 1.75% per annum) and (ii) the Group's Equity, as defined, in respect of each quarter. For purposes of calculating the management fee, Equity means the sum of the net proceeds from any issuance of the shares, net of issuance costs plus accumulated (deficit) earnings prior to any non-cash equity compensation expense incurred in the current or prior periods. The definition of equity for this calculation excludes fair value adjustments on AFS securities accounted for within fair value reserves in the condensed consolidated statement of changes in equity. Management fees are adjusted for any such fees incurred with respect to investments in other funds advised by CIM or affiliates of The Carlyle Group. The management fees earned and owed by CIM for the three and six month periods ended June 30, 2007 were $2,735, and $4,421, respectively.

(U.S. dollars in thousands, except share amounts)

8. Related-party transactions (continued)

Incentive fee
CIM is also entitled to receive an incentive fee payable quarterly, in arrears. The incentive fee is computed each quarter as an amount equal to the product of (i) 25% of the dollar amount by which the Group's net income, before accounting for the incentive fee, per weighted average Class B share for such quarter, exceeds an amount equal to the product of (A) the weighted average of the price per Class B share for all issuances of Class B shares after deducting any issuance costs and (B) the greater of (1) 2.00% or (2) 0.50% plus one fourth of the ten year U.S. Treasury bond rate for such quarter, and (ii) the weighted average number of Class B shares outstanding during such quarter. Net income for purposes of this calculation is before non-cash equity compensation expense. Incentive fees are adjusted for any such fees incurred with respect to investments in other Funds advised by CIM or affiliates of The Carlyle Group. The incentive fees earned and owed to CIM for the three and six month periods ended June 30, 2007 was $3,351, and $4,681, respectively.

Equity incentive plan
On April 26, 2007, the Company established a restricted equity incentive plan for individuals (the "individual equity plan") which provides for the grant of RDSs or, as applicable, Class B shares to the Company's independent directors and, as selected by the Company's board of directors in its discretion, to other individuals who provide services to the Company. It is intended that the awards under the individual equity plan will be primarily granted to the Company's independent directors.

The Company also established a restricted equity incentive plan for entities (the "entity equity plan" and, together with the individual equity plan, the "equity plans") which provides for the grant of RDSs (or, if applicable, Class B shares) to Carlyle Investment Management and other advisors or consultants to the Company that are non-natural persons, as selected by the Company's board of directors in its discretion.

The equity plans are administered by the Company's board of directors or, at its sole discretion, by a committee of the Company's board of directors. The incentive plans each have a term of ten years. The equity plans are intended to constitute "unfunded" arrangements for incentive compensation. On July 11, 2007 the Company made grants of restricted stock to our independent directors and CIM totalling 2,891,032 Class B shares (or RDS's representing Class B Shares) which is the maximum permitted under our equity incentive plans. The Company is not permitted to make any additional grants under our equity incentive plans at this time.

Investment in affiliated funds
At December 31, 2006 and June 30, 2007, the Group held investments in three and four collateralized loan obligation investment funds, respectively managed by affiliates of The Carlyle Group having aggregate fair values of $12,598 and $45,439, respectively. Additionally, the Group has co-invested with affiliates of the Carlyle Group in several mezzanine investments having aggregate fair values of $0 and $14,686 as of December 31, 2006 and June 30, 2007, respectively. Commitments to affiliated funds or investments are disclosed in Note 4.

Other
CIM bears all expenses arising out of the performance of its investment advisory responsibilities and duties but is not responsible for any expenses of the Group. CIM is reimbursed for all non-investment advisory related fees and expenses that it incurs on behalf of the Group. The Group is required to pay a portion of rent, telephone, utilities, office furniture, machinery and other office, internal and overhead expenses of The Carlyle Group and its affiliates required for the Group operations. Because CIM's employees perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants would otherwise perform for the Group, CIM is reimbursed for the cost of performing such services.

(U.S. dollars in thousands, except share amounts)

8. Related-party transactions (continued)

For the year ending December 31, 2007, the Group has agreed to reimburse The Carlyle Group $270 for office rent, furniture and supplies and $900 for overhead services that outside professionals would otherwise perform. The actual cost of personnel fully dedicated to the Group was $300 and $544 for the three and six month periods ended June 30, 2007, respectively. As of June 30, 2007, $660 was included in accrued expenses for amounts due to CIM under the agreement.

At December 31, 2006 and June 30, 2007, Directors of the Company and employees and affiliates of The Carlyle Group owned all the voting share capital and $63,680 and $71,072, respectively of the non-voting share capital of the Company. At December 31, 2006, the Directors of the Company had personal investments in Carlyle High Yield Partners IX, Ltd. of $475 and in CELF III of $1,542.

RECEIVED

CARLYLE CAPITAL

CORPORATION LIMITED

Quarterly Report
September 30, 2007

CARLYLE CAPITAL
CORPORATION LIMITED

PO Box 541 * 1st Floor, Dorey Court * Admiral Park, St. Peter Port * Guernsey GY1 6HJ * Channel Islands * T (+44 1481 735601)

CEO Letter to Shareholders

The global fixed income markets experienced a severe "liquidity crisis" during the third quarter of 2007 that tested the resilience of fund managers to adapt to rapidly changing market conditions. I am pleased to report that, while CCC was negatively affected by the crisis, we successfully weathered the events of the third quarter by taking concrete steps in three critical areas:

- We finished the quarter with improved liquidity, re-negotiated our repo lines and established new facilities
- We sold all credit related assets and our portfolio is now composed exclusively of AAA-rated U.S. Government Agency floating rate capped securities issued by Fannie Mae and Freddie Mac that pay at par at maturity
- We preserved our shareholders' long term equity as year-to-date Adjusted Net Income (net income or loss excluding the effects of non-cash compensation expense) is $11 million positive.

We believe CCC is better positioned to perform when the fixed income markets recover. CCC finished the quarter with strong liquidity, including over $3 billion of unutilized repurchase agreement ("repo") line availability and $91 million of cash and unencumbered AAA-rated Agency securities. At November 13, 2007, our liquidity position had improved to $120 million of cash, unencumbered AAA-rated Agency securities, and available borrowings. The new repo facilities are lines of credit available to CCC to support the ownership of our AAA-rated U.S. Government Agency floating rate capped securities issued by Fannie Mae and Freddie Mac. These securities enjoy the implied guaranty of the U.S. government and pay at par at maturity. As of November 13, 2007, we had utilized part of the $3 billion of new repo lines to reduce concentrations with certain existing repo dealers. Since September 30, we have arranged a new $2 billion repo line that is currently unutilized. We have also entered into negotiations for another $2 billion repo line that we expect to have in place by December. This new repo line is expected to be structured as a term facility with locked-in initial margin levels (haircuts) and spread levels for 364 days. We believe CCC is now well positioned to participate in the continued recovery of the fixed income markets.

CCC experienced a net loss for the third quarter of $34 million, which resulted in a net loss of $1 million for the nine months ending September 30, 2007. Please note that non-cash compensation is included as an expense on the income statement, but is offset by a corresponding increase to CCC's equity account. Before expensing non-cash compensation, CCC had income of $11 million for the nine months ending September 30, 2007. The losses

incurred in the third quarter were principally the result of CCC selling credit related assets in order to "free up" capital to support higher margin requirements imposed by our counterparties who finance our portfolio of AAA-rated U.S. Agency floating rate capped securities. Specifically, CCC sold in the open market to third parties $908 million of bank loans at a loss of $45 million, which freed $100 million of capital that had been used to finance the bank loans. CCC also expensed $4 million of "set-up" costs associated with our capital markets notes program to finance bank loan purchases. If you remove the $45 million loss associated with the sale of bank loans and the $4 million of expensed "set up" costs of the notes program, and add back non-cash compensation, earnings of CCC would have been approximately $27 million for the third quarter, absent an incentive fee.

In addition to selling bank loans, CCC took other steps to provide the necessary "free"' capital to pursue a strategy of holding its AAA-rated U.S. Agency securities while preserving shareholder capital until market conditions improve. CCC sold to affiliates of The Carlyle Group $45 million of investments in Carlyle sponsored CLOs funds and $15 million of mezzanine debt that we had purchased on a side-by-side basis with a Carlyle Group fund. This freed approximately $60 million of capital. The Carlyle Group also provided CCC with a $100 million unsecured loan that was repaid and converted to an available, but unused $100 million one year revolving credit facility on November 13. In addition, The Carlyle Group provided a $100 million secured loan which was designed to bridge the timing difference between the trade date and the settlement date of bank loans. This secured $100 million credit facility expired unused at the end of October. Lastly, the Company was released from its commitment to fund $75 million to one of The Carlyle Group's distressed debt investment funds.

At November 13, 2007, CCC's investment portfolio was composed exclusively of $22.2 billion of AAA-rated U.S. Government Agency floating rate capped securities issued by Fannie Mae and Freddie Mac. Despite the high quality of our securities, our AAA US Agency floating rate capped securities experienced spread widening during the third quarter, which has decreased the value of the securities on a mark-to-market basis. The mark-to-market change in value is recorded on CCC's balance sheet in the fair market reserves account. We believe that the reduction in value of these securities during the third quarter was principally driven by a supply/demand imbalance in the market caused by the liquidation of tens of billions of dollars of asset backed commercial paper (ABCP) programs where AAA-rated Agency floating rate capped securities were part of the top tier of the collateral backing the program.

As the following table and graphs show, ABCP outstanding totaled $1,174.3 billion at the end of July and fell by almost $200 billion during the month of August. The rate of ABCP liquidations slowed significantly in September and October. As the rate of liquidations slowed towards the end of the third quarter and early in the fourth quarter, we saw improved market conditions for our AAA-rated Agency securities. We have not seen an auction of AAA Agency floating rate capped securities since October 4, 2007. This suggests to us that current liquidations of ABCP programs are being brought onto the balance sheets of banks. While the scope of further

liquidations of ABCP programs is unknown, we expect the value of our securities to improve if markets continue to stabilize and return to a normal status in the months ahead.

Date	ABCP Outstandings	Change
July 31	$1,174.3 billion	
Aug 31	$979.5 billion	($194.8 billion)
Sep 30	$924.9 billion	($54.6 billion)
Oct 31	$874.7 billion	($50.2 billion)
Nov 7	$845.2 billion	($29.5 billion)
	Total:	**($329.1 billion)**

Source: Federal Reserve Board: Commercial Paper Rates & Outstandings


Outstanding Commercial Paper (Weekly)
Jan. 3, 2001 to Nov. 7, 2007
Asset Backed Commercial Paper, SA
(Billions $)
1,200
1,000
800
600
400
200
0
2001
2002
2003
2004
2005
2006
2007

Source: Federal Reserve Board: Commercial Paper Rates & Outstandings

In my second quarter "CEO Letter to Shareholders," I explained that CCC allocated a minimum of 20% of its capital to a liquidity cushion. CCC's liquidity cushion is comprised of cash, cash equivalents and unencumbered U.S. government securities and was designed to timely meet margin calls on our levered AAA-rated Agency securities to protect against forced sales in potentially uncertain market conditions. We established a 20% minimum requirement by back testing our portfolio for potential margin calls during the worst "liquidity event" in recent history, which occurred in October 1998 when the demise of Long Term Capital Management disrupted the markets. And indeed, our 20% liquidity cushion was adequate for the price changes on our AAA-rated Agency portfolio during this quarter. However, the liquidity

cushion was not sufficient and CCC was not prepared to meet higher initial margin requirements (haircuts) from our counterparties who finance our securities in the repo market. When several of our dealers raised their initial margin requirement, some by as much as 50%, CCC 's Board and management team acted swiftly and implemented the measures previously described to free capital.

Looking forward over the next quarter and into early 2008, CCC expects continued recovery in the value of our AAA-rated Agency securities that may allow us to rebalance the portfolio. It is clear, however, that CCC must carry a larger liquidity cushion as well as diversify its asset classes. In the short run, CCC's AAA-rated Agency portfolio generates an income flow significantly above Libor, but not at a level sufficient to meet CCC's stated dividend targets of 10-11%. We are "cautious" on the US economy and believe there is material risk of a significant slowdown in the U.S. economy. Historically, AAA-rated U.S. Agency securities outperform during a weak economy because of a "flight to quality". A weak economy may also provide the potential for CCC to buy credit products at attractive spreads. These and other actions, we believe, will enable CCC to move towards its stated targeted returns during 2008.

The Board of Directors of CCC is focused on the trading performance of CCC stock. We share our investors' disappointment both with the price of our shares as well as the liquidity of the stock. Our portfolio is exclusively AAA-rated U.S. Agency credit risk in capped one-month Libor floating rate securities held during the current macroeconomic environment where one-month Libor is falling, thus mitigating the effect of the cap. In addition, as I have previously noted, our securities pay par at maturity. The portfolio also earns a return significantly above one-month Libor, but lower than our previously stated dividend targets. This is a good "story" given the turmoil in the market. We recognized the need to and have enhanced our ability at CCC to deliver this "story" in the months ahead.

The Board of Directors of CCC appreciate that our investors purchased their shares of CCC with the expectation of a steady quarterly dividend. Based upon current market conditions, the Board of Directors of CCC expects to approve a dividend payment based on fourth quarter earnings which would be paid in the first quarter of 2008. Unforeseen market disruptions or other factors may affect the Board's decision to pay a dividend. The decision as to whether CCC will pay a dividend based on fourth quarter earnings is at the sole discretion of our Board and is expected to be made at the CCC Board of Director's meeting where CCC's year-end performance is reviewed.

CCC thanks you for your support.

John C. Stomber
CEO, President and Chief Investment Officer
November 13, 2007

Carlyle Capital Corporation Limited and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

November 13, 2007

Carlyle Capital Corporation Limited and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations
November 13, 2007

Management's Discussion and Analysis ("MD&A") relates to the financial condition and results of CCC's operations. Throughout this MD&A, unless otherwise specified, "CCC," "the Company," "the Group," "we," "us," and "our" refer to Carlyle Capital Corporation Limited and its consolidated subsidiaries. Except as otherwise indicated, all financial information reflected herein is determined on the basis of International Financial Reporting Standards, as adopted by the European Union ("IFRS"). This MD&A should be read in conjunction with our unaudited interim condensed consolidated financial statements as of and for the period ended September 30, 2007 (the "Interim Condensed Consolidated Financial Statements").

Special Note Regarding Forward Looking Statements

This quarterly report contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "potential," "project," "should," "will" and "would" or the negative of those terms, other variations thereof or other comparable terminology. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. For a discussion of the risks and uncertainties which could cause actual results to vary from our forward looking statements, you should carefully consider this quarterly report, our most recent annual consolidated financial statements and notes thereto and any subsequent interim financial statements available from our website. Factors that could cause actual results to vary from our forward-looking statements include, but are not limited to:

- our lack of a longer operating history, differences between our investment objectives and the investment objectives of Carlyle Investment Management L.L.C. and its affiliates, and their track record not being indicative of their or our future performance;
- our financial condition and liquidity, including our ability to access or obtain new sources of financing at attractive rates in order to leverage investments in accordance with our investment strategy;
- changes in the values or returns of investments that we make;
- changes in financial markets, interest rates or industry, general economic or political conditions; and
- the general volatility of the capital markets and the market price of our Class B shares and restricted depository shares ("RDS").

Except as required by applicable law, we undertake no obligation to update or revise publicly any forward looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the events described by our forward-looking statements might not occur. We qualify any and all of our forward-looking statements by these cautionary factors.

Our Company

We are a Guernsey limited company that was formed on August 29, 2006. Our long-term objective is unchanged and is to achieve attractive risk-adjusted returns for shareholders through current income and, to a lesser extent, capital appreciation. In the future, we will seek to achieve this objective by investing in a diversified portfolio of fixed income assets consisting of mortgage products and leveraged finance assets. We employ leverage to finance our investments and our income is generated primarily from the difference between the interest income earned on our assets and the costs of financing those assets as well as from capital gains generated when we dispose of our assets.

Our Initial Global Offering

We completed an initial global offering of 18,357,073 of our Class B shares and Restricted Depositary Shares ("RDSs") on July 11, 2007, both of which are non-voting securities in exchange for gross proceeds of approximately $345 million. The initial offering price paid for the shares was $19.00. The offering consisted of 18,183,873 newly issued Class B shares and 173,200 shares which were sold by existing shareholders. We did not receive any of the proceeds from the sale of the existing shares. In the United States, Class B shares were only offered in the form of RDSs to certain "qualified institutional buyers," as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and "accredited investors," as defined in Rule 501(a) under the Securities Act, in each case, who were also "qualified purchasers," as defined by the U.S. Investment Company Act of 1940, as amended, and related rules. Each RDS represents one Class B share. Subsequent to the global offering, the Class B shares are traded on Eurolist by Euronext, the regulated market of Euronext Amsterdam N.V. ("Eurolist by Euronext"), under the symbol "CCC." The RDSs are not listed on any exchange and are subject to certain transfer restrictions.

Our Relationship with The Carlyle Group

Pursuant to our investment management agreement, Carlyle Investment Management L.L.C. ("CIM" or "Carlyle Investment Management"), a registered investment adviser under the U.S. Investment Advisers Act of 1940, acts as our investment manager, with full discretionary investment management authority and implements our investment guidelines that have been approved by our board of directors and carries out the day-to-day management and operation of our business. We do not directly employ any employees and we depend on Carlyle Investment Management and its affiliates (collectively "The Carlyle Group") for the day-to-day management and operation of our business. The Carlyle Group employs a team of investment professionals who are responsible for managing our affairs and structuring and monitoring our investment portfolio. Additionally, we benefit from access to the resources and core competencies of other employees of The Carlyle Group who spend time on our operations. Finally, several executives from The Carlyle Group are members of our board of directors and also serve on our Investment Committee.

Carlyle Investment Management has informed us that CCC Coinvestment Limited, or another affiliate of Carlyle Investment Management, may in the future purchase additional Class B shares in the market if the price of Class B shares is favorable. Carlyle Investment Management has informed us that any such purchases will be made in accordance with relevant securities laws (including market abuse rules). However, we cannot assure you that any such purchases will be made or what the terms of such purchases will be.

Our Investment Portfolio

As of September 30, 2007, we owned approximately $22.4 billion of residential mortgage backed securities ("RMBS"). As of September 30, 2007, the only RMBS we owned were AAA-rated floating rate capped RMBS issued by either Federal National Mortgage Association ("Fannie Mae") or Federal Home Loan Mortgage Corporation ("Freddie Mac"). Our RMBS have been financed through approximately $21.6 billion of, generally, one month repurchase transactions with a variety of commercial and investment banks. As of September 30, 2007, we also owned approximately $4.4 million of corporate bank loans, all of which have been repaid or sold by November 13, 2007.

The global fixed income markets experienced a severe "liquidity crisis" during the third quarter of 2007. This liquidity crisis prevented many issuers of asset backed commercial paper from re-issuing (or rolling over) commercial paper as it matured and, as a result, it precipitated the forced sale by some of our peers, of, among other assets, RMBS similar to the AAA-rated ones we own. The resulting supply-demand imbalance resulted in: 1) the widening of the difference between the market interest rate on securities like those that we hold and the interest rate on a benchmark security; and, (2) increased implied volatility of the London interbank offered rate ("LIBOR"). All else being equal, widening interest rate spreads and, for capped floating rate RMBS, increased volatility negatively impacts the value of the securities we hold.

The following chart illustrates the effect of the liquidity crisis on the asset backed commercial paper market.


Outstanding Commercial Paper (Weekly)
Jan. 3, 2001 to Nov. 7, 2007
Asset Backed Commercial Paper, SA
(Billions $)
1,200
1,000
800
600
400
200
0
2001
2002
2003
2004
2005
2006
2007
Source: Federal Reserve Board: Commercial Paper Rates & Outstandings

We have invested in AAA-rated floating rate capped RMBS issued by either Fannie Mae or Freddie Mac that reset monthly to pay interest based upon one month LIBOR, subject to a maximum interest rate – the cap. The fair value of our AAA-rated floating rate capped RMBS issued by either Fannie Mae or Freddie Mac, is based both on the value of the floating rate mortgage backed security and the value of the cap, which economically functions like an option.

If one strips out the value of the cap in the mortgage backed securities we own, the "adjusted" interest rate can be compared to a benchmark interest rate in order to evaluate the return that is

earned on the security over and above the benchmark rate. That is, one can evaluate the interest rate spread after it has been adjusted to eliminate the effect of the cap or the option (which we refer to as the option adjusted spread or "OAS").

The chart that follows illustrates the widening in the interest rate spread between a Fannie Mae issued 7% capped floating rate mortgage backed security adjusted to eliminate the effect of the cap and a Fannie Mae issued fixed rate debenture swapped to one-month LIBOR during the quarter. The spread dramatically widened notwithstanding the fact that there is little to no difference in the credit quality of the two securities. All else being equal, wider interest rate spreads decrease the fair value of our U.S. agency issued RMBS.



LIBOR Option Adjusted Spread (LOAS)
December 13, 2006 to October 31, 2007
Fannie 7% Capped Floater
Fannie Debenture OAS
LOAS (bp)
20
15
10
5
0
-5
-10
-15
-20
-25
12/13/2006
12/27/2006
1/10/2007
1/24/2007
2/7/2007
2/21/2007
3/7/2007
3/21/2007
4/4/2007
4/18/2007
5/2/2007
5/16/2007
5/30/2007
6/13/2007
6/27/2007
7/11/2007
7/25/2007
8/8/2007
8/22/2007
9/5/2007
9/19/2007
10/3/2007
10/17/2007
10/31/2007
Source: Morgan Stanley, Lehman Brothers

We believe that this widening of OAS is a result of the aforementioned liquidity crisis and is not sustainable once market conditions normalize and supply from liquidating asset backed commercial paper programs diminish. As option adjusted spreads narrow, the fair value of the RMBS securities we hold should increase, all else being equal.

The second significant factor influencing the value of the RMBSs we hold is the value of the cap. The value of the cap is significantly affected by the implied volatility of LIBOR, as the market commonly uses LIBOR volatility as a proxy for the volatility most directly relevant to valuing the option associated with the cap in these securities. The chart that follows illustrates the significant increase in the implied five year cap volatility of LIBOR during the quarter. All else being equal, increased volatility decreases the fair value of AAA-rated floating rate capped RMBS issued by either Fannie Mae or Freddie Mac.


LIBOR Cap Implied Volatility
5 Year Term
November 3, 2006 to November 2, 2007
Libor Cap Implied Volatility (5 Year Term - mid)
% Black-Scholes Volatility
23
21
19
17
15
13
11/3/2006
11/17/2006
12/1/2006
12/15/2006
12/29/2006
1/12/2007
1/26/2007
2/9/2007
2/23/2007
3/9/2007
3/23/2007
4/6/2007
4/20/2007
5/4/2007
5/18/2007
6/1/2007
6/15/2007
6/29/2007
7/13/2007
7/27/2007
8/10/2007
8/24/2007
9/7/2007
9/21/2007
10/5/2007
10/19/2007
11/2/2007
Source: Bloomberg

The implied five-year cap volatility of LIBOR is a market estimate of the volatility of changes in forward (or future) interest rates. We expect that the implied volatility of LIBOR will decline as markets normalize. All else being equal, a decrease in implied volatility should increase the fair value of the RMBS we hold.

The counterparties to our repurchase agreements mitigate <u>their</u> risk by limiting the amount they loan us to finance securities (typically expressed as either the advance rate or "haircut") and by requiring that we post additional collateral (margin) with them in the event the fair value of our securities subject to a repurchase agreement declines.

As a result of the wider LIBOR-based option adjusted spreads and increased implied five-year cap volatility, and the associated decline in the fair value of the RMBS we hold, our counterparties required that we post additional margin. Additionally, during the third quarter, certain of our counterparties reduced the amount they were willing to lend us to finance our portfolio of U.S. agency issued RMBS by increasing the "haircut" (or reducing the advance rate) and changing other terms and conditions of our repurchase agreements. In aggregate, our counterparties required that we post approximately $418 million of additional collateral during the third quarter.

In order to meet those collateral demands and avoid selling RMBS at a loss, we did the following:

- We sold substantially all of our bank loan portfolio to unrelated third parties in open market transactions. In total, approximately $908.1 million of bank loans were sold at a loss of

approximately $45.0 million. These sales provided us with approximately $100 million of liquidity (or capital) that had been used to support our investment in bank loans.

- We sold all of our investments in collateralized loan obligations ("CLO") and mezzanine debt to The Carlyle Group for our carrying amount, or approximately $59.9 million, resulting in a realized gain of approximately $0.6 million (resulting primarily from foreign currency effects). The sales provided us with liquidity (or capital) equal to the proceeds of the sales.

- We borrowed $100 million from The Carlyle Group on a subordinated and unsecured basis (the "Subordinated Loan"). On November 13, 2007, we repaid the Subordinated Loan. On the same date, we entered into a revolving credit agreement with The Carlyle Group which permits the Company to borrow, re-pay and re-borrow up to $100 million. The revolving credit agreement expires on January 2, 2009.

- We obtained a $100 million secured "bridge" lending commitment (the "Loan Commitment") from The Carlyle Group to provide us with immediate access to the net proceeds of the bank loan sales (as opposed to waiting until the settlement of the trades). We ultimately did not have a need to draw on the Loan Commitment and it expired in October 2007.

Our pre-existing liquidity, augmented by these combined actions, provided us the necessary liquidity to meet the demands of our counterparties and allowed us to continue to own our portfolio of AAA-rated floating rate capped RMBS issued by either Fannie Mae or Freddie Mac.

The AAA-rated floating rate capped RMBS issued by either Fannie Mae or Freddie Mac that we own are considered to carry the implied guaranty of the U.S. government. As such, irrespective of future market conditions, the U.S. agency RMBS are expected to pay par at maturity and, thus, preserve the capital that has been invested in them. While we expect the value of our portfolio of U.S. agency RMBS to recover in value prior to maturity, additional factors such as the slope of the interest rate curve, the general level of interest rates and prepayment speeds, among others, also effect the value of those securities and we are unable to reliably predict when or how the factors that influence the value of the securities we own might change.

At September 30, 2007, we continued to hold approximately $4.4 million of bank loans. However, subsequent to September 30, 2007, all of those loans were repaid or sold. In addition to the market conditions affecting our portfolio of RMBS, during the three months ended September 30, 2007, credit spreads further widened on B/BB bank loans which had the effect of decreasing the fair value of our remaining investment in bank loans.

The deficit in our fair value reserve increased by approximately $165.2 million, from approximately $(62.8) million as of June 30, 2007 to $(228.0) million as of September 30, 2007. As of September 30, 2007 our total equity was approximately $691.8 million or approximately $13.54 per Class B share.

Our Investment Strategy

Our long-term investment strategy is largely unchanged:

- We will seek to invest in a wide range of fixed income assets and credit classes to generate attractive risk-adjusted returns.

- We believe that proper management of the funding of assets is as important as the proper selection of assets.

- We intend to continue to allocate our capital utilizing an asset allocation model based on value and risk and intend to isolate risk-adjusted returns that we believe reduce the volatility that might otherwise be associated with a leveraged investment portfolio.

However, in the near term, we believe that it is appropriate to subordinate our long-term investment strategy in order to:

- protect the capital that our investors have entrusted us with;

- provide sufficient liquidity to meet reasonably foreseeable market changes; and,

- review the funding sources for our RMBS to provide for credit availability with stable terms and conditions.

As a result of our experiences this quarter, we expect that the implementation of our long-term investment strategy will:

- involve reduced amounts of leverage;

- involve greater amounts of liquidity; and,

- provide for increased diversification.

Our Investment Guidelines
Our investment guidelines govern the allocation of our capital among asset classes, our use of leverage and other matters. We may change our investment strategy and/or capital allocation guidelines without a vote of our shareholders, provided that any change to our investment guidelines must be approved by a majority of our independent directors. As a result of our board's decision to preserve capital, during the third quarter of 2007, we have deviated from these guidelines with the unanimous approval of our independent directors. We may deviate from our investment guidelines again in the future. Deviations from the guidelines occurring in the third quarter of 2007 are discussed further below.

RMBS: we may allocate up to 85% of our capital to investments in RMBS (including whole loans), with at least 90% of the allocated capital in RMBS rated AA or higher. As a result of our emphasis on preserving capital, this allocation requirement to RMBS was suspended by our independent directors until March 31, 2008. As of September 30, 2007, approximately 99.9% of our investment assets are invested in AAA-rated floating rate capped RMBS issued by either Fannie Mae or Freddie Mac.

Liquidity Cushion: we are required to maintain a Liquidity Cushion consisting of unrestricted cash and cash equivalents and unencumbered U.S. agency or U.S. government securities equal to no less than 20% of our Adjusted Capital. As a result of the collateral demands made by our counterparties during the three months ended September 30, 2007, our independent directors suspended this requirement until March 31, 2008. We believe that the Liquidity Cushion was sufficient to meet margin calls attributable to the changes in the fair value of our securities subject to repurchase agreements during the three months ended September 30, 2007. It was not,

however, sufficient to meet additional collateral demands attributable to changes in the terms and conditions of our repurchase agreements. As a result of our experience in the third quarter of 2007, we and our board of directors are evaluating the appropriateness of the minimum level of our Liquidity Cushion.

Financing Capacity: we are required to maintain minimum borrowing capacity of 125% of total investment assets. During the third quarter of 2007, as previously discussed, certain of our counterparties changed certain of the terms and conditions of our repurchase agreements, including reducing the amount they were willing to lend to us. As a result, this financing requirement was suspended by our independent directors until March 31, 2008. As of November 13, 2007, two counterparties had agreed to provide, or had increased their commitment to provide, financing of up to $3 billion of our RMBS investments under repurchase agreements. We have begun using a portion of this $3 billion of additional financing to reduce the concentration of our borrowings. We also obtained an additional $2 billion of repurchase agreement financing for RMBS that we expect to begin using later in November 2007. We have also entered into negotiations for a 364 day "term" repurchase agreement which, when finalized, will provide us with access to up to $2 billion of financing for RMBS on stable terms, with fixed advance rates (or haircuts) and interest rate spreads, irrespective of market conditions; we currently expect this term repurchase agreement to be available in December 2007.

The investment guidelines section of our Offering Memorandum for our initial global offering further discusses our investment guidelines. This section is available for inspection at our offices at First Floor, Dorey Court, Admiral Park, St. Peter Port, Guernsey GY1 6HJ, Channel Islands during usual business hours. Copies of this section may be obtained free of charge from us and ING Bank N.V., our paying agent in the Netherlands.

The Types of Securities We Currently Hold
Residential Mortgage-Backed Securities. RMBS are a form of security collateralized by pools of residential mortgages. Pools of mortgage loans are assembled as securities for sale to investors by various governmental, government-agency and private issuers. Government and government-agency backed securities include mortgage-backed securities representing the entire ownership interest in pools of mortgage loans secured by residential real property and are guaranteed as to principal and interest by federally chartered entities such as Fannie Mae, Freddie Mac and Government National Mortgage Association ("Ginnie Mae").

Fannie Mae and Freddie Mac purchase single-family and multifamily residential mortgages and mortgage-related securities, which they finance primarily by issuing mortgage pass through securities and debt instruments in the capital markets. Fannie Mae and Freddie Mac are both United States Government-Sponsored Enterprises and are rated Aaa by Moody's, AAA by S&P and AAA by Fitch Ratings. Both issuers guarantee that the required payments of principal and interest will be available for distribution to investors on time. Mortgage securities issued by Fannie Mae and Freddie Mac are considered to carry an implied guaranty of the U.S. government.

The RMBS in which we invest are issued either by Fannie Mae or Freddie Mac and bear interest at a rate that changes each month based on changes in a specified index of interest rates: the one-month LIBOR. Each of the RMBS in which we invest are also limited to a maximum rate of interest. That is, irrespective of the current LIBOR, the securities will not bear interest at a rate above the specified maximum interest rate (the cap). Because our AAA-rated floating rate capped RMBS issued by either Fannie Mae or Freddie Mac are considered to carry the implied

guaranty of the U.S. government, we expect that, irrespective of future market conditions, the U.S. agency mortgage backed securities will pay par at maturity and, thus, preserve the capital that has been invested in them.

Substantially all of our capital will continue to be allocated to RMBS in the near term, although we intend to diversify our holdings as our liquidity position improves and as opportunities arise. As of September 30, 2007 and December 31, 2006, our RMBS portfolio consisted of approximately $22.4 billion (including $52.4 million of which are unencumbered securities) and $6.9 billion (including $54.7 million of which are unencumbered securities), at fair value, of agency issued collateralized mortgage obligations with an Aaa rating by Moody's and AAA by S&P, respectively. At September 30, 2007, our investments in floating rate RMBSs reset monthly to one-month LIBOR, have, on average, a lifetime coupon cap of approximately 150 to 175 basis points over one-month LIBOR and have a weighted average approximate life of 4.75 to 5.25 years. At December 31, 2006, our investments in floating rate RMBSs reset monthly to one-month LIBOR, have, on average, a lifetime coupon cap of approximately 150 to 175 basis points over one-month LIBOR and have a weighted average approximate life of 3.5 to 4.0 years. At November 13, 2007, as a result of a decline in interest rates, our investments in floating rate RMBSs have, on average, a lifetime coupon cap of approximately 200 to 225 basis points over one-month LIBOR and have a weighted average approximate life of 4.75 to 5.25 years.

Bank Loans. This category of investments generally includes assignments of and participations in performing secured corporate debt of U.S. and non-U.S. issuers. Bank loans are typically acquired through primary bank syndications and in the secondary market. In most cases, a bank loan is a floating rate-based (typically LIBOR) obligation secured by certain of the borrower's collateral, including physical assets and/or the common equity of the borrower's subsidiaries.

As of September 30, 2007 and December 31, 2006, we held bank loan assets with a fair value of $4.4 million and $288.1 million, respectively. Approximately $4.4 million and $288.1 million of these assets were acquired on our behalf by The Carlyle Group's U.S. Leveraged Finance investment unit through a managed account as of September 30, 2007 and December 31, 2006, respectively.

In the future, we may again allocate a portion of our capital to investments in funds managed by The Carlyle Group's U.S. Leveraged Finance investment unit and to accounts managed by the U.S. Leveraged Finance investment unit.

Future Investments
In the near term, our focus will be on preserving the capital entrusted to us by our investors by reducing the amount of leverage we employ and by obtaining additional sources of financing including, where available, financing with contractually fixed terms for our RMBS portfolio. During this time, we also expect that the value of our AAA-rated floating rate capped RMBS issued by either Fannie Mae or Freddie Mac will improve as the interest rate spreads for very low credit risk assets narrow and implied interest rate volatility declines. As we secure additional financing for our RMBS portfolio, and as its value improves, we expect to begin to again diversify into assets that bear more credit risk.

We intend to invest in the types of securities described below based on a variety of factors, including relative value, leveraged risk-adjusted returns, and current and projected credit fundamentals analysis. In addition, we will take into account a number of market and portfolio considerations including, among others, credit and market risk concentration limits, liquidity and

cost of financing. We intend to invest in both investment grade and noninvestment grade securities and non-rated debt; however, in the case of mortgage-backed securities, at present, we expect to continue to invest in only AAA rated U.S. government agency issued mortgage backed securities.

Although we intend to invest in the types of securities described below, the proportion of capital allocated to investments in each type of security will vary depending on changing market conditions. Our expectations for leverage have been reduced as a result of our experience during the third quarter of 2007. The actual amount of leverage that we utilize, although not limited by our investment guidelines, will depend on a variety of factors, including the type and maturity of assets, the terms and conditions of available financing, the cost of financing, the credit profile of the underlying assets and general economic and market conditions. We may change our investment strategy and/or capital allocation guidelines without a vote of the holders of our Class B shares, provided that any change in our investment guidelines must be approved by a majority of our independent directors.

Residential Mortgage Loans and Mortgage-Backed Securities. Future RMBS investments may include instruments such as collateralized mortgage obligations, pass-through securities, interests in real estate mortgage investment conduits, adjustable rate mortgages, as well as other real estate related securities. The mortgage related securities in which we may invest include securities with fixed interest rates, securities with interest rates that change based on changes in a specified index of interest rates such as LIBOR or the Constant Maturity Treasury index or securities with a combination of fixed and floating interest rates such as hybrid mortgage securities which have interest rates that have an initial fixed period (typically three, five, seven or ten years) and thereafter reset or float at regular intervals. We may also invest in residential mortgage loans purchased directly from select financial institutions which are not guaranteed as to principal and interest.

The decision of whether to invest in U.S. government agency (such as Fannie Mae or Freddie Mac) or non-agency fixed or floating mortgaged-backed securities ("MBS"), agency or non-agency fixed or floating collateralized mortgage obligations ("CMOs") or agency or non-agency adjustable rate or hybrid adjustable rate mortgages is based on various factors including, but not limited to, the level of interest rates, the overall shape of the U.S. Treasury and interest rate swap yield curves, forward LIBOR, interest rate volatility, relative value, supply and demand and overall credit conditions. Given current market conditions as well as the current housing market slowdown and related issues in lower credit quality residential mortgage securities and mortgage loans, our current bias is to invest in short duration, high quality floating rate CMOs and MBS.

As market and credit conditions change, we may invest in additional sectors of the RMBS market including but not limited to (i) agency and non-agency mortgage pass-through securities, (ii) fixed rate agency and non-agency CMOs, (iii) agency and non-agency adjustable rate and hybrid adjustable rate MBS, (iv) lower credit quality non-agency MBS and (v) lower credit quality non-agency CMOs.

Bank Loans. We believe that bank loans are an attractive investment due to their historically low correlation to other types of securities (excluding during periods of market disruption), low price volatility and low sensitivity to interest rate movements (e.g., bank loan income typically fluctuates with 90-day LIBOR). While it is anticipated that many of these investments will trade at or near par, we believe that there are attractive opportunities to generate capital appreciation by

purchasing loans that may trade at a discount to par. We expect to finance our investments in bank loans through the use of leverage.

High Yield Debt. High yield debt typically consists of fixed rate, below investment grade debt securities of U.S. and non-U.S. companies purchased in the public or private markets. These securities may include floating rate, cash pay, deferred, zero coupon or pay-in-kind payment terms of both U.S. dollar and non-U.S. dollar denominated and domiciled securities. We believe that both the new-issue and secondary markets for high yield debt offer attractive investment opportunities. We expect, at least initially, to finance our investments in high yield debt through the use of leverage.

As of December 31, 2006, we held a $5.7 million capital investment in the equity of Carlyle High Yield Partners IX, Ltd ("CHYP IX") which is managed by The Carlyle Group's U.S. Leveraged Finance investment unit. As of December 31, 2006, €5.0 million (equivalent to $6.3 million) of our capital was managed by The Carlyle Group's European Leveraged Finance investment unit through various pooled investments. During 2007, we made additional investments in pooled investments managed by The Carlyle Group's European Leveraged Finance investment unit. We had invested in the equity tranches of CELF Loan Partners III PLC ("CELF III"), CELF Loan Partners IV PLC ("CELF IV") and CELF Europe Credit Partners PLC ("CELF Europe"), all of which are managed by The Carlyle Group's European Leveraged Finance investment unit. Our investments in CHYP IX, CELF III, CELF IV and CELF Europe were sold on August 27, 2007; see Note 8 in the Interim Condensed Consolidated Financial Statements where this is discussed further.

In July 2007, we entered into an agreement with Carlyle Global CLO Partners to commit to invest $25 million in various future U.S. and foreign collateralized loan obligations to be managed by The Carlyle Group. We expect to fulfill a portion of this commitment in 2008. We may allocate an additional portion of our capital to investments in assets managed by either the U.S. or European Leveraged Finance investment unit in the future.

Mezzanine Debt. Structurally, mezzanine loans usually rank subordinate in priority of payment to senior debt, such as senior bank loans described above, and are often unsecured. However, mezzanine loans rank senior to common and preferred equity in a borrower's capital structure. Typically, mezzanine loans have elements of both debt and equity instruments, offering the fixed returns in the form of interest payments associated with senior debt, while providing lenders an opportunity to participate in the capital appreciation of a borrower, if any, through an equity interest. This equity interest typically takes the form of warrants. Due to its higher risk profile and often less restrictive covenants as compared to senior loans, mezzanine loans generally offer a higher rate of interest than senior secured loans. The warrants associated with mezzanine loans are typically detachable, which allow lenders to receive repayment of their principal on an agreed amortization schedule while retaining their equity interest in the borrower. Mezzanine loans also may include a "put" feature, which permits the holder to sell its equity interest back to the borrower at a price determined through an agreed-upon formula. We believe that mezzanine loans offer an alternative investment opportunity based upon their historical returns and resilience during economic downturns. We expect, at least initially, to finance our investments in mezzanine debt through the use of leverage.

As of September 30, 2007 and December 31, 2006, we did not have any capital invested in mezzanine debt. Investments we made in mezzanine debt during 2007 were sold on August 27,

2007; see Note 8 in the Interim Condensed Consolidated Financial Statements where this is discussed further.

Pursuant to our investment guidelines, we had previously planned to acquire a 10% interest in each of the remaining investments to be made by Carlyle Mezzanine Partners, L.P. ("CMP"). As a result of our present intention to maximize liquidity and to preserve invested capital, we no longer expect to make an investment alongside CMP in the near term. We may, however, pursue the opportunity to allocate additional capital to investments in mezzanine debt if co-investment or other investment opportunities arise.

Distressed Debt. Investments in special situations typically consist of investments in the debt securities of stressed and distressed companies. Stressed investments would include companies whose debt securities and/or obligations trade between par and 75% of par and are in jeopardy of missing a coupon payment or in need of bank covenant waivers to avoid default. Distressed investments would include investments in securities of companies: (i) whose debt securities trade below 75% of par; (ii) that are in default or are at significant risk of being unable to service their debt and other contractual obligations; (iii) that are in need of restructuring and/or reorganization; (iv) that have limited access to the capital markets; (v) that have indebtedness that yields 1,000 basis points or more over the 10-year U.S. Treasury bond; or, (vi) equity or derivative instruments in distressed companies. Restructuring may refer to either a global restructuring of a company's balance sheet or simply a restructuring of the investment held by us. We will seek to invest principally in what The Carlyle Group views as distressed securities of operationally sound, financially distressed companies in industries in which The Carlyle Group has a demonstrated expertise and considerable industry knowledge. We expect to finance our investments in distressed debt through the use of leverage.

At September 30, 2007 and December 31, 2006, we did not have any investments in distressed debt.

Our board of directors had previously approved the allocation of $75 million of our capital to an investment in Carlyle Strategic Partners L.P. II ("CSP II"), an investment fund managed by The Carlyle Group's Distressed Debt investment unit. No investment in CSP II had been made. On August 27, 2007, The Carlyle Group assumed our commitment to CSP II at no cost. We may, however, pursue the opportunity to make investments in distressed debt if co-investment or other investment opportunities arise in the future.

Asset-Backed Securities. Although we do not presently intend to allocate capital to this type of security, we, over time, may invest in various classes of asset backed securities, including, but not limited to, securities backed by home equity lines of credit, credit card receivables or auto loans, as we implement our diversified investment strategy. We may also invest in CLOs backed by high yield securities, corporate leveraged loans, commercial mortgage-backed securities or asset-backed securities.

Commercial Real Estate Debt. Although we do not presently intend to allocate capital to this type of security, we, over time, may invest in debt secured by commercial real estate or issued by owners or operators of commercial real estate properties. These investments include commercial MBSs, mezzanine loans, bridge loans and debt and preferred stock issued by public and private commercial real estate companies and real estate investment trusts.

Our Financing Strategy

We believe that proper management of the funding of assets is as important as the proper selection of assets. We utilize leverage extensively, which we may employ without limit, both through borrowings and/or through market exposure, to increase the potential returns on our investments. The actual amount of leverage we may employ depends on a variety of factors, including the type and maturity of assets, cost of financing, credit profile of the underlying assets and general economic and market conditions. As of November 13, 2007, our portfolio of investments is leveraged 32 times the amount of our book value. Our expectations for leverage have been reduced as a result of our experience during the third quarter of 2007 and the degree of leverage we will employ in the future will be influenced by the terms and conditions of available financing.

We use varying degrees of leverage with each asset class to amplify returns, but we limit the amount of leverage we use by allocating a portion of our capital to a "Liquidity Cushion." Our investment guidelines require us to maintain a Liquidity Cushion of at least twenty-percent of our Adjusted Equity, where "Adjusted Equity" means our total equity less investments in alternative asset investment funds, including but not limited to private equity or debt funds and any direct investments in mezzanine debt, distressed debt, private equity or similar securities which are not subject to margin requirements.

We believe that the maintenance of an unencumbered Liquidity Cushion is fundamental to the management of a leveraged investment portfolio. The requirement to maintain a Liquidity Cushion of at least twenty-percent of our Adjusted Equity was intended to be sufficient to meet reasonably foreseeable margin calls on our financed securities. We previously performed extensive statistical testing of our expected portfolio, including testing during periods of significant financial market volatility and stress, to determine the minimum level of this Liquidity Cushion. We believe that the Liquidity Cushion was sufficient to meet margin calls attributable to the changes in the fair value of our securities subject to repurchase agreements during the three months ended September 30, 2007. It was not, however, sufficient to meet additional collateral demands attributable to changes in the terms and conditions of our repurchase agreements.

As a result of the credit market liquidity crisis experienced during the third quarter of 2007, the requirement in our investment guidelines to maintain a Liquidity Cushion of at least twenty-percent of our Adjusted Equity was suspended by our independent directors until December 31, 2007 and we and our board of directors are evaluating the appropriateness of the minimum level of our Liquidity Cushion.

When computing our Liquidity Cushion in accordance with our investment guidelines, as of September 30, 2007 and December 31, 2006, our Liquidity Cushion was $90.8 million and $94.2 million, respectively. Our Liquidity Cushion as a percentage of Adjusted Capital as of September 30, 2007 and December 31, 2006 was 13% and 36%, respectively. As of September 30, 2007 and December 31, 2006, our Liquidity Cushion was comprised of cash and cash equivalents of approximately $38.4 million and $39.5 million, respectively, and unencumbered AAA-rated RMBS of approximately $52.4 million and $54.7 million, respectively.

On November 13, 2007, our independent directors amended the definition of "Liquidity Cushion" in our investment guidelines to include, as an element of liquidity, any committed, unsecured and subordinated borrowings available to the Company from The Carlyle Group with a maturity greater than 30 days. As of November 13, 2007, our Liquidity Cushion was comprised of cash and cash equivalents of approximately $6.1 million, unencumbered AAA-rated RMBS of

approximately $13.8 million and available borrowings of $100.0 million. Our Liquidity Cushion as a percentage of Adjusted Equity as of November 13, 2007 was 17%. We and our board of directors continue to monitor our liquidity position.

While borrowing and leverage present opportunities for increasing total return, they have the effect of potentially increasing losses as well. If income and appreciation on investments made with borrowed funds are less than the cost of the leverage or, under certain circumstances, if the borrowing is terminated by the lender or counterparty in advance of the investment's term, our total equity may decrease. Accordingly, any event which adversely affects the value of our investments would be magnified to the extent leverage is employed. Increased leverage also increases the risk that we will not be able to meet our debt service obligations, and consequently increases the risk that we will lose some or all of our assets to foreclosure or sale.

Most leveraged transactions require the posting of collateral. The amount of collateral required to be posted may increase rapidly as a result of changes in the fair value of the assets to which we have leveraged exposure, changes in general market conditions, changes in our perceived credit worthiness, and changes in other factors. The total degree of leverage we employ may result in the market value of our investments being highly volatile and giving rise to rapidly changing collateral posting requirements. This effect is particularly pronounced when one or more means of achieving leveraged exposure to underlying financial assets are used in combination — such as when certain derivatives are employed or when employing leverage to acquire asset backed securities which may themselves be highly leveraged. Any failure by us to fulfill any collateral requirement (e.g., a so-called "margin call") may result in a disposition of our assets at times and prices which could be disadvantageous and could result in material losses. In addition, lenders and other counterparties may require us to maintain certain diversification and liquidity standards. As such, the lenders or other counterparties may limit our range of possible investments and our ability at times to make distributions.

Expiration or termination of available financing for leveraged positions, and the requirement to post collateral as a result of changes in the fair value of leveraged exposures or other changes in the terms and conditions of the financing, can rapidly result in adverse effects to our access to liquidity and our ability to maintain leveraged positions, and may cause us to incur material losses. We expect to borrow or utilize other forms of leverage (on a secured or an unsecured basis) for any purpose, including to increase investment capacity, cover operating expenses, make redemption or distribution payments or for clearance of transactions. However, there is no guarantee that any such borrowing arrangements or other arrangements for obtaining leverage will be available, or, if available, will be available on terms and conditions acceptable to us. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us.

Financing Residential Mortgage Backed Securities

We finance our investments in RMBS using a diversified approach involving repurchase agreements with multiple commercial and investment banks. Because this financing is expected to be short-term and floating rate, we may (but do not at present) mitigate our interest rate risk through the use of various interest rate risk management strategies, including interest rate swaps. We expect to gradually reduce the degree of leverage in the RMBS portfolio. In the future, we expect that the degree of leverage in this portfolio to be influenced by the terms and conditions of available financing. In the future, we may also utilize additional financing strategies, including other secured financing facilities and bank credit facilities. We are not limited in the amount of leverage we may use.

At September 30, 2007 and December 31, 2006, we had $21,648 million and $6,746 million outstanding as borrowings under repurchase agreements, with a weighted average borrowing rate of 5.13% and 5.31%, a weighted average remaining maturity of 17 and 12 days and accrued interest payable of $23.2 million and $21.9 million, respectively. A detailed summary of our counterparties and the terms of our repurchase agreements as of September 30, 2007 and December 31, 2006 can be found in Note 6 of the accompanying Interim Condensed Consolidated Financial Statements. The collateral for these borrowings, which was held by counterparties at September 30, 2007 and December 31, 2006, was comprised of securities with a fair value of $22,336 million and $6,851 million, respectively. Interest expense under our repurchase agreements for the three and nine month periods ended September 30, 2007 was $296.9 million and $661.6 million, respectively.

As of November 13, 2007, two counterparties had agreed to provide, or had increased their commitment to provide, financing of up to $3 billion of our RMBS investments under repurchase agreements. We have begun using a portion of this $3 billion of additional financing to reduce the concentration of our borrowings. We also obtained an additional $2 billion of repurchase agreement financing for RMBS that we expect to begin using later in November 2007. We have also entered into negotiations for a 364 day "term" repurchase agreement which, when finalized, will provide us with access to up to $2 billion of financing for RMBS on stable terms, with fixed advance rates (or haircuts) and interest rate spreads, irrespective of market conditions; we currently expect this term repurchase agreement to be available in December 2007.

Financing Credit Products
Our remaining investments in bank loans are not leveraged. We expect to finance any future investments in bank loans through the use of leverage and expect to leverage this type of security approximately five to seven times the amount of allocated capital, but the amount of leverage may change.

On May 8, 2007, our indirect wholly-owned subsidiary, Carlyle Capital Investment Limited ("CCIL") entered into an agreement, pursuant to which CCIL may issue multiple series of senior secured notes, which may be term notes or variable funding notes (collectively the "Notes"). CCIL's ability to issue Notes ends on May 8, 2017. On May 8, 2007, CCIL also entered into a credit agreement which allows CCIL to borrow on a senior secured revolving basis, up to $50 million (the "Senior Facility"). The aggregate principal amount of the Notes issued and outstanding may not exceed $2 billion. The Senior Facility and the Notes rank pari passu with each other. The Senior Facility will terminate on May 8, 2017 unless, upon written notice at any annual anniversary, a lender terminates its commitment earlier.

On May 8, 2007, CCIL also entered into a variable funding note purchase agreement, pursuant to which it may issue, and has received commitments from the variable funding note purchaser to purchase, up to $250 million aggregate principal amount outstanding at any time of variable funding notes. These variable funding notes will mature, and the commitment to purchase them will expire, on May 8, 2010, unless extended.

Beginning on May 8, 2007, CCIL issued term Notes of varying maturities and terms. During the three months ended September 30, 2007, we disposed of substantially all of our investments in credit products, including bank loans. As a result, CCIL redeemed, at par plus accrued interest, all but $50 million of the outstanding Notes prior to September 30, 2007. (The remaining $50 million of Notes was redeemed on October 1, 2007.) We have not determined when or if we will utilize the Note program again; as a result, all remaining unamortized costs of the program were

expensed during the quarter ended September 30, 2007. Interest expense incurred on the Notes for the three and nine months ended September 30, 2007 was $15.4 million and $21.3 million, respectively and interest accrued on the Notes was $0.4 million at September 30, 2007.

A more detailed discussion of the terms of our financing facilities and our historic borrowings used to support our investments in credit products can be found in Note 6 of the accompanying Interim Condensed Consolidated Financial Statements.

Financing the Group

In order to support our objective to preserve invested capital and improve our liquidity, The Carlyle Group agreed to lend us up to $200 million. First, on August 20, 2007, we entered into the Subordinated Loan with The Carlyle Group to borrow, on an unsecured and subordinated basis, subject to the terms and conditions set forth therein, up to $100 million. As of September 30, 2007, we had borrowed $100 million under the Subordinated Loan. Second, on August 27, 2007, The Carlyle Group provided us with the Loan Commitment, a lending commitment for up to $100 million in the form of a secured "bridge" loan in order to provide us with immediate access to the net proceeds from our bank loan sales (as opposed to waiting until the settlement of such trades). We ultimately did not have a need to draw on the Loan Commitment and it expired in October 2007. Interest on the Subordinated Loan bears interest at 10% per annum. As of September 30, 2007, we had accrued interest of approximately $1.1 million. Outstanding amounts under the Subordinated loan and are due on August 20, 2008.

On November 13, 2007, we repaid the Subordinated Loan. On the same date, we entered into a revolving credit agreement with The Carlyle Group which permits us to borrow, re-pay and re-borrow up to $100 million. The revolving credit agreement expires on January 2, 2009 and amounts outstanding accrue interest at 10% per annum. Unless terminated earlier, we are required to pay a $250,000 commitment fee on each of December 31, 2007, March 31, 2008, June 30, 2008 and September 30, 2008. As of November 13, 2007, no amounts were outstanding under the revolving credit agreement.

A more detailed discussion of the terms of our financing facilities and our historic borrowings used to finance the Group can be found in Note 6 of the accompanying Interim Condensed Consolidated Financial Statements.

Equity Incentive Plan

On April 26, 2007, we established a restricted equity incentive plan for individuals (the "individual equity plan") which provides for the grant of RDSs (or, if applicable, Class B shares) to our independent directors and, as selected by our board of directors in its discretion, to other individuals who provide services to us. It is intended that the awards under the individual equity plan will be primarily granted to our independent directors.

We also established a restricted equity incentive plan for entities (the "entity equity plan" and, together with the individual equity plan, the "equity plans") which provides for the grant of RDSs (or, if applicable, Class B shares) to Carlyle Investment Management L.L.C. and other advisors or consultants to us that are non-natural persons, as selected by our board of directors in its discretion.

The equity plans are administered by our board of directors or, at its sole discretion, by a committee of our board of directors. The equity plans each have a term of ten years. The equity plans are intended to constitute "unfunded" arrangements for incentive compensation. Pursuant

to the terms of our equity plans, we are prohibited from granting more than 6% of the Class B shares that were issued and outstanding upon the closing of the initial global offering. On July 11, 2007, we made grants of restricted stock to our independent directors and Carlyle Investment Management L.L.C. totaling 2,891,032 Class B Shares (or RDSs representing Class B Shares) which is the maximum permitted under our equity incentive plans. Therefore, we are not permitted to make any additional grants of our securities under our equity incentive plans at this time.

Liquidity and Capital Resources
As a result of the decline in the fair value of our mortgage backed securities and certain changes in the terms and conditions of our repurchase agreements, as more fully discussed elsewhere in this MD&A, during the three months ended September 30, 2007, our trading counterparties required that we post (provide) significantly more margin (collateral) in order to continue to finance our investments in RMBS. In order to meet those collateral demands, we sold substantially all of our non-mortgage related investments and borrowed $100 million on an unsecured basis pursuant to the Subordinated Loan (see Note 6 to the Interim Condensed Consolidated Financial Statements). As shown in the accompanying Interim Condensed Consolidated Financial Statements, we had a net loss for the three months ended September 30, 2007 of $34.2 million and an accumulated deficit of $3.2 million as of September 30, 2007.

As of September 30, 2007, we had $90.8 million of cash and unencumbered AAA-rated RMBSs, which comprised our Liquidity Cushion. We are currently negotiating committed securities financing arrangements for a portion of our assets and are committed to gradually reducing our degree of leverage by retaining the proceeds from the prepayment of our portfolio of mortgage securities. We have obtained amendments and/or waivers to certain agreements with our trading counterparties to remain in compliance with trading related covenants. Although we cannot provide any assurance as to the ultimate success of our plans, we expect to continue to generate sufficient liquidity from our operations to meet our obligations on a timely basis, to comply with the terms and covenants of our trading and related financing agreements, and to continue to be able to finance our portfolio of securities on commercially reasonable terms.

At September 30, 2007, we had $21,648.8 million outstanding as borrowings under repurchase agreements with eleven counterparties. At December 31, 2006, we had $6,745.9 million outstanding as borrowings under repurchase agreements with six counterparties. A detailed summary of our countparties and the terms of our repurchase agreements as of September 30, 2007 and December 31, 2006 can be found in Note 6 of the accompanying Interim Condensed Consolidated Financial Statements. A more detailed discussion of our sources and uses of liquidity can be found in the "Our Financing Strategy" section of this MD&A.

Results of Operations

(in thousands, except per share data)	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2007	For the period Ended September 16, 2006 through 30-Sep-2006
Income			
Interest income	$ 343,179	$ 769,004	$ 18
Interest expense (including amortization and write-off of debt issuance costs of $4,509, $4,752, and $0 for the three months and nine months ended September 30, 2007 and for the period ended September 30, 2006)	313,667	693,962	16
Net interest income	29,512	75,042	2
Net change in fair value on financial instruments at fair value through profit and loss	(45,549)	(44,797)	(307)
Total income (loss) before operating expenses	(16,037)	30,245	(305)
Operating expenses			
Management fee	3,918	8,339	-
Incentive fee	-	4,681	-
Professional services	646	1,844	-
Related party operating expenses	581	1,710	-
Other operating expenses	1,192	2,629	-
Share-based compensation	11,840	11,840	-
Total operating expenses	18,177	31,043	-
Net (loss)	$ (34,214)	$ (798)	$ (305)
Net income attributable to			
Minority interest	$ -	6	-
Class B shares	(34,214)	(804)	-
Total net income	$ (34,214)	$ (798)	$ -
Basic (loss) per Class B share	$ (0.74)	$ (0.03)	

Summary

The focus of our investment strategy is to provide our shareholders with a stable, high dividend yield and to a lesser extent provide an opportunity for capital appreciation. We generate income to pay dividends from the net interest spread between the yield on our assets and the cost of funding those assets. Our basic and diluted loss per Class B share was $0.74 and $0.03 per share for the three and nine months ended September 30, 2007, respectively.

We assess our performance by computing the return earned on our Average Capital. To determine our "Return on Average Capital" for a period, we accumulate each applicable month's Return on Average Capital which is computed by dividing our monthly return by the sum of the

average daily balances of our share capital, share premium, distributable reserves, and accumulated (deficit) earnings. Our non-compounded gross Return on Average Capital annualized for a 365 day year for the three and nine months ended September 30, 2007 was (6.3)% and 11.2%, respectively. Gross return is net income (loss) excluding all non-interest operating expenses. Our non-compounded net Return on Average Capital annualized for a 365 day year for the three and nine months September 30, 2007 was (9.1)% and 6.5%, respectively. Net return is net income (loss) excluding non-cash share-based compensation expense (which we also describe as Adjusted Net (Loss) Income, which is discussed further below).

Net interest income was approximately $29.5 million and $75.0 million for the three and nine months ended September 30, 2007, respectively. Net interest income for the three months ended September 30, 2007 was affected by the write-off of unamortized debt issuance costs of $4.1 million. Net change in fair value on financial assets at fair value through profit and loss was approximately $(45.5) million and $(44.8) million for the three and nine months ended September 30, 2007, respectively. Net change in fair value on financial assets at fair value through profit and loss for the three months ended September 30, 2007 was affected by a realized loss on the sale of our portfolio of bank loans of approximately $45.8 million. Total operating expenses were approximately $18.2 million and $31.0 million for the three and nine months ended September 30, 2007. Total operating expenses for the three and nine months ended September 30, 2007 was affected by non-cash share-based compensation expense of approximately $11.8 million.

Interest Income

Interest income earned on AFS securities for the three and nine months ended September 30, 2007 was approximately $343.2 million and $769.0 million, respectively. Interest income is recognized on the accrual basis using the effective interest method. Interest income includes net amortization of premium/discount for the three and nine months ended September 30, 2007 of approximately $0.2 million and $0.7 million for each period, respectively. Interest income exceeded interest expense for the three and nine months ended September 30, 2007 by approximately $29.5 million and $75.0 million, respectively. Interest income increased principally as a result of owning more interest bearing assets.

Net Income (Loss) on Financial Assets and Financial Liabilities at Fair Value Through Profit and Loss

For the three months ended September 30, 2007, we recognized a net loss of approximately $45.5 million on financial assets and liabilities consisting of realized losses of $46.0 million on AFS securities and net realized gains on foreign exchange derivatives and foreign exchange translations on hedged AFS investments of $0.5 million. For the nine months ended September 30, 2007 we recognized net a net loss of approximately $44.8 million on financial assets and liabilities consisting of realized losses on AFS securities of approximately $45.3 million and realized gains of $0.5 million on closed derivative positions.

Interest Expense

Interest expense for the three and nine months ended September 30, 2007 was approximately $313.7 million and $694.0 million, respectively. We leveraged our portfolio of securities primarily through the use of repurchase agreements and the issuance of Notes. At September 30, 2007, we had approximately $21.6 billion in borrowings under secured repurchase agreements with a weighted average borrowing rate of 5.13%. At September 30, 2007, Notes outstanding were approximately $50 million with an effective interest rate of 5.36%, which were redeemed on October 1, 2007. The increase in borrowings is consistent with the increase in our portfolio of assets. Interest expense for the three and nine months ended September 30, 2007 includes the

write-off of the remaining unamortized costs of approximately $4.1 million incurred to establish our Note program.

Management Fee
Pursuant to our investment management agreement with The Carlyle Group, we are required to pay The Carlyle Group a management fee quarterly, in arrears (the "Management Fee"). The Management Fee is computed each quarter as an amount equal to the product of (i) 0.4375% (equal to 1.75% per annum) and (ii) our equity (as defined in our Interim Condensed Consolidated Financial Statements) in respect of each quarter. The Management Fee earned by The Carlyle Group for the three and nine months ended September 30, 2007 was approximately $3.9 million and $8.3 million, respectively.

Incentive Fee
Pursuant to our investment management agreement with The Carlyle Group, we are required to pay The Carlyle Group an incentive fee quarterly, in arrears (the "Incentive Fee"). The Incentive Fee is computed each quarter as an amount equal to the product of (i) 25% of the dollar amount by which our Adjusted Net Income for such quarter, before accounting for the Incentive Fee, per weighted average Class B share for such quarter, exceeds an amount equal to the product of (A) the weighted average of the price per Class B share for all issuances of Class B shares, after deducting any placement fees, underwriting discounts and commissions and other costs and expenses relating to such issuances, and (B) the greater of (1) 2.00% or (2) 0.50% plus 25% of the ten year U.S. treasury bond rate for such quarter, and (ii) the weighted average number of Class B shares outstanding during such quarter. Adjusted Net Income for purposes of this calculation excludes non-cash stock-based compensation expense, of which there was $11.8 million during the three and nine month period ended September 30, 2007. For the three and nine months ended September 30, 2007, The Carlyle Group earned an incentive fee of approximately $0.0 million and $4.7 million, respectively.

Professional Services
Professional services for the three and nine months ended September 30, 2007 were approximately $0.6 million and $1.8 million, respectively, related principally to fees paid to our independent auditors, our external legal counsel, and our internal audit service provider. Professional services also include directors' fees and expenses of approximately $0.1 million for each three month period.

Related Party Operating Expenses
The Carlyle Group bears all expenses arising out of the performance of its investment advisory responsibilities and duties but is not responsible for any of our expenses. The Carlyle Group is reimbursed for all non-investment advisory related fees and expenses that it incurs on our behalf (including the cost of personnel fully dedicated to providing non-investment advisory services). We are required to pay a portion of rent, telephone, utilities, office furniture, machinery and other office, internal and overhead expenses of The Carlyle Group required for our operations. For 2007, we have agreed to reimburse The Carlyle Group for $0.9 million of overhead expenses, and for each quarter we accrue approximately $0.23 million for such overhead reimbursement. Because The Carlyle Group's employees perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants would otherwise perform for us, The Carlyle Group is reimbursed for the cost of performing such services. The actual cost of such services provided to us for the three and nine months ended September 30, 2007 was approximately $0.3 million and $0.8 million, respectively.

Other Operating Expenses

Other operating expenses for the three and nine months ended September 30, 2007 were approximately $1.2 million and $2.6 million, respectively.

Share-based Compensation

On July 11, 2007, we made grants of restricted stock to our independent directors and Carlyle Investment Management L.L.C. totaling 2,891,032 Class B Shares (or RDSs representing Class B shares) pursuant to our equity plans and, accordingly, began to recognize share-based compensation expense under International Financial Reporting Standard 2, *Share-Based Payment* ("IFRS 2"). Total share-based compensation expense for the three and nine months ended September 30, 2007 was approximately $11.8 million.

Minority Interest

For the three and nine months ended September 30, 2007, approximately $0 and $6 thousand, respectively, of net income was attributable to an affiliate of our Company.

Loss per Class B share

Basic and diluted loss per Class B share for the three and nine months ended September 30, 2007 was $(0.74) and $(0.03), respectively. Although the unvested portion of our restricted stock grant remains outstanding at September 30, 2007 and is expected to be dilutive to our shareholders, the effect of including those unvested shares when computing diluted loss per Class B share is to reduce the loss per share; that is, the effect is "anti-dilutive." Accordingly, those shares have been excluded for purposes of computing diluted loss per Class B share.

Comparative Period

We are required to present in the accompanying Interim Condensed Consolidated Financial Statements statements of income, statements of changes in equity and cash flows for the period from September 12, 2006 (commencement of operations) to September 30, 2006. The Company had very limited operations through September 30, 2006. Accordingly, we believe you should exercise caution when making comparisons to, or extrapolating from, the period from September 12, 2006 (commencement of operations) to September 30, 2006. The comparative period is discussed further in Note 1 of the Interim Condensed Consolidated Financial Statements.

Quarterly Financial Data

(in thousands)

	Three Months Ended September 30, 2007	Three Months Ended June 30, 2007	Three Month Ended March 31, 2007	For the period September 12, 2006 through December 31, 2006
Income				
Interest income	$ 343,179	$ 288,386	$ 137,439	$ 49,027
Interest expense	313,667	259,123	121,172	44,628
Net interest income	29,512	29,263	16,267	4,399
Net change in fair value on financial instruments at fair value through profit and loss	(45,549)	525	227	(2,293)
Total income (loss) before operating and organization expenses	(16,037)	29,788	16,494	2,106
Operating expenses				
Management fee	3,918	2,735	1,685	635
Incentive fee	-	3,351	1,330	-
Professional services	646	492	706	1,161
Related party operating expenses	581	593	536	399
Other operating expenses	1,192	765	673	2,284
Share-based compensation	11,840	-	-	-
Total operating expenses	18,177	7,936	4,930	4,479
Total net (loss) income	$ (34,214)	$ 21,852	$ 11,564	$ (2,373)

Adjusted Net (Loss) Income

We exclude share-based compensation expense for the purposes of calculating Adjusted Net (Loss) Income and Adjusted Net (Loss) Income per Class B share because it is a non-cash expense that we believe is not reflective of our periodic investment performance. This measure is also the basis upon which our board of directors will declare quarterly dividends. The nature of share-based compensation expense also makes it difficult to estimate prospectively, as the expense will vary with changes in our stock price, as a result of the application of the graded vesting method, and other factors. The exclusion of share-based compensation expense from the non-IFRS measures also allows a consistent comparison of our historic financial performance.

The following table reconciles Adjusted Net (Loss) Income and Adjusted Net (Loss) Income per Class B share to total Net (Loss) Income and total Net (Loss) Income per Class B share, which is the most directly comparable financial measure calculated and presented in accordance with IFRS.

Adjusted Net (Loss) Income
(in thousands, except share data)

	Three Months ended September 30, 2007	Three Months ended June 30, 2007	Three Months ended March 31, 2007	For the period September 12, 2006 through December 31, 2006
Net (loss) income	$ (34,214)	$ 21,852	$ 11,564	$ (2,373)
Share-based compensation expense	11,840			
Adjusted net (loss) income	$ (22,374)	$ 21,852	$ 11,564	$ (2,373)
Net (loss) income per Class B share	$ (0.74)	$ 0.73	$ 0.60	$ (0.39)
Share-based compensation expense per Class B share	0.26	-	-	
Adjusted net (loss) income per Class B share	$ (0.48)	$ 0.73	$ 0.60	

We do not, nor do we suggest that investors should, consider such non-IFRS financial measures in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. We believe that the measure should be viewed in addition to and not in lieu of our reported IFRS results. This measure may not be comparable to similarly titled measures presented by other companies.

Dividend Policy

As discussed, we are working to ensure that we have sufficient liquidity to meet reasonably foreseeable market changes and to protect invested capital. Consistent with the actions already taken, we will not pay a dividend for the three months ended September 30, 2007. Based upon current market conditions, our board of directors expects to approve a dividend payment based upon earnings in the fourth quarter of 2007, which would be paid in the first quarter of 2008. Unforeseen market disruptions or other factors may affect our board of director's decision to pay a dividend. The decision as to whether we will pay a dividend based on our earnings in the fourth quarter of 2007 is at the sole discretion of our board of directors and is expected to be made at our board of directors' meeting where our year-end performance is reviewed.

Thereafter, subject to having sufficient liquidity, reasonably stable market conditions and profits or reserves available, and with approval of our board of directors, we intend to pay a quarterly cash dividend on each Class B share of approximately 90% of our Adjusted Net Income.

How We Manage Risk

Risk Management Activities

The primary risks that we manage in our investment portfolio are interest rate risk, credit risk and liquidity risk. These risks are principally managed by our chief investment officer and portfolio manager and our chief risk officer and treasurer. We also monitor and manage these risks through our investment guidelines and limits approved by our board of directors. Our Investment Committee is responsible for overseeing our investment activities, setting parameters with respect to the composition of our portfolio and monitoring the performance and composition of this portfolio on an ongoing basis. Our Investment Committee meets on an ad hoc basis as needed.

We formed an Asset/Liability Committee, chaired by our chief risk officer and treasurer, which meets periodically to review our asset/liability mix. Our Asset/Liability Committee provides strategic and oversight management for the risks of our portfolio. Using derivatives-based fixed income technology, we have developed and implemented extensive and detailed periodic sensitivity analyses and value-at-risk methodologies to monitor and manage risk in our portfolio. While we believe our infrastructure to be state-of-the-art from a quantitative perspective, we also believe there is no substitute for experience and judgment; therefore, the members of our Asset/Liability Committee meet regularly. Our board of directors also periodically reviews our principal risks and our risk management activities.

Our investment strategy is based on our view that to achieve attractive returns, we must examine the type of risk we are taking and then purchase the risk efficiently where the bid-offer spread is low. For example, high yield bonds are, in our view, currently an inefficient instrument for taking duration risk because of the wide bid-offer spread. We view floating rate bank loans as a very efficient security for taking credit risk. We tend not to take credit risk in mortgage related securities because our view is that there are several factors that affect the price of a mortgage asset and, therefore, it is difficult to isolate credit risk and manage such risk effectively. Therefore, our purchases of mortgages are AAA U.S. government agency issued paper which carry the implied guaranty of the U.S. government. With regard to RMBS, we expect to continue to invest in only AAA-rated U.S. government agency issued mortgage backed securities.

Market price risk
Market values of our investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk, and widening of credit spreads. Substantially all of our investments are subject to prepayment.

Our investments are classified as being available for sale (AFS) on our balance sheet. Changes in the market value of those assets will be directly charged or credited to equity. If an AFS investment is considered impaired, a decline in fair value will reduce earnings.

A decline in market value of our assets may have particular adverse consequences in instances where we have borrowed money based on the market value of those assets. A decrease in market value of those assets may result in the lender (including derivative counterparties) requiring us to post additional collateral or otherwise sell assets at a time when it may not be in our best interest to do so.

All investments present a risk of loss of capital. Our investment policy moderates this risk through selection of securities and other financial instruments within specified limits. The maximum risk is determined by the fair value of the financial instruments. Our overall market positions are monitored by management and the Asset/Liability Committee and are periodically reviewed by our board of directors.

Interest rate risk
Changes in interest rates could negatively affect the value of our investments, which could result in reduced earnings or losses and negatively affect cash flows, including the cash available for dividends. We currently invest in floating rate debt investments, for which decreases in interest rates will have a negative effect on yield. At September 30, 2007, our investments in floating rate residential mortgage securities are tied to one month LIBOR, reset monthly, have a lifetime coupon cap of approximately 150 to 175 basis points over one month LIBOR and have a

weighted average life (WAL) of 4.75 to 5.25 years with final legal maturities of approximately 29 years.

The table below summarizes our exposure to interest rate risk at September 30, 2007. It includes our assets and liabilities at fair values as determined by third-party financial instrument pricing services, categorized by the earlier of contractual re-pricing or maturity dates.

(in thousands)	Up to 1 year	1-5 years	5-10 years	Non-Interest bearing	Total
Assets					
Cash and cash equivalents	$ 38,338	$ -	$ -	$ -	$ 38,338
AFS financial assets	22,393,089	-			22,393,089
Other assets	30,771	-	-	71,705	102,476
Total assets	22,462,198	-	-	71,705	22,533,903
Liabilities					
Repurchase agreements	21,648,779	-	-	-	21,648,779
Senior secured notes, net	50,000	-	-	-	50,000
Related party loan	100,000	-	-	-	100,000
Other liabilities	-	-	-	43,281	43,281
Total liabilities	21,798,779	-	-	43,281	21,842,060
Interest sensitivity gap for non-derivative items	$ 663,419	$ -	$ -	$ 28,424	$ 691,843
Total interest sensitivity gap	$ 663,419	$ -	$ -	$ 28,424	$ 691,843

At September 30, 2007, all RMBSs and bank loans were floating rate assets. We principally manage interest rate risk by matching the period of time the rate is fixed (typically one month for RMBS and three months for bank loans) with the period of time the rate for the liability that finances the asset is fixed (typically one month for repurchase agreements and three months for the Notes). Additionally, for RMBSs we typically match the date that the interest rates adjust or re-set to current market rates to the date that the repurchase agreement matures. From time to time, we may also enter into repurchase transactions in which the interest rate is fixed for a shorter period of time (e.g., one week) in order to minimize the cost of funding. We expect, in a declining short-term interest rate environment, that this practice will be more frequent.

Investments in mezzanine debt securities are typically fixed rate assets and investments in mezzanine equity securities are non-interest bearing. We typically finance these assets with equity, short-term repurchase agreements or floating rate secured notes that reset monthly.

We invest any excess cash and cash equivalents at short-term market interest rates.

Our overall interest sensitivity is monitored by management and the Asset/Liability Committee and is periodically reviewed by our board of directors.

Credit risk
Our investments necessarily expose us to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Impairment provisions are provided for losses that have been incurred by the balance sheet date, if any.

Transactions are settled on a delivery versus payment method using approved counterparties. The risk of default is considered minimal, as delivery of securities sold is only made once confirmation of payment has been received. Payment is released on a purchase once the securities have been delivered. The trade will fail if either party fails to meet its obligation.

We restrict our exposure to credit losses on derivative instruments we hold by entering into master netting arrangements with approved counterparties. The credit risk associated with favorable contracts is reduced by a master netting arrangement so that if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. Our overall exposure to credit risk on derivative instruments, subject to a master netting arrangement, can change substantially within a short period, as our exposure is affected by each transaction subject to the arrangement.

We may invest in both investment grade and non-investment grade securities and non-rated debt. For unrated assets a rating is assigned using an approach agreed with one of the well known rating agencies.

At September 30, 2007, our portfolio by S&P rating category was:

S&P Rating	Percentage of our portfolio, as of September 30, 2007
AAA	99.98 %
BB	0.01
NR	0.01
Total	100.00 %

As of September 30, 2007, our RMBS portfolio consisted solely of securities issued by Fannie Mae and Freddie Mac. Both issuers are United States Government-Sponsored Enterprises and are rated Aaa by Moody's, AAA by S&P and AAA by Fitch Ratings. Both issuers guarantee that the required payments of principal and interest will be available for distribution to investors on time. Mortgage securities issued by Fannie Mae and Freddie Mac are considered to carry an implied guaranty by the U.S. government. With regard to RMBSs, we expect to continue to invest in only AAA-rated U.S. government agency issued mortgage backed securities.

Bank loans, including loans underlying collateralized loan obligations, are subject to default risk. We manage our exposure to default risk on bank loans by limiting the amount loaned to a single issuer or industry. Mezzanine debt securities are also subject to default risk. Given the lower rating or lack of rating and the subordinate position in the capital structure for these securities, there is a greater risk of default and loss than investment grade rated corporate obligations.

Any over collateralization of repurchase agreements exposes us to default risk by counterparties.

Our credit risk is monitored by management and the Asset/Liability Committee and is periodically reviewed by our board of directors.

Liquidity risk
Some of our investments are illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions. The securities that we purchase in connection with privately negotiated transactions are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the relevant registration requirements. Some of the mortgage-backed securities, bank loans, mezzanine securities and the collateralized loan obligation investments that we purchase and sell are traded in private, unregistered transactions and are therefore subject to restrictions on resale or otherwise have no established trading market. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we previously recorded our investments. We may from time to time invest in derivative contracts traded over the counter, which are not traded in an organized public market and may be illiquid. Furthermore, we may face other restrictions on our ability to liquidate an investment in a business entity to the extent that we or The Carlyle Group have or could be attributed with material non-public information regarding such business entity.

Our sources and uses of liquidity, and the attendant risks, are discussed further in the "Our Investment Guidelines," "Our Financing Strategy" and "Liquidity" sections of this MD&A.

We and our Asset/Liability Committee monitor our liquidity position and borrowing capacity and they are periodically reviewed by our board of directors.

Currency risk
We periodically hold assets denominated in currencies other than the U.S. dollar, our functional currency. In such instances, we are therefore exposed to currency risk, as the value of the securities denominated in other currencies will fluctuate due to changes in exchange rates. To the extent that these investments create risk in respect of movements in foreign exchange rates, it is our policy to hedge this risk, in a cost-effective manner, to the extent possible. At September 30, 2007 we did not have any exposure to currency risks.

We and our Asset/Liability Committee monitor our foreign currency positions and they are periodically reviewed by our board of directors.

Long-Term Trends that May Affect our Business
A variety of industry and economic factors may impact our investment strategy, financial condition and operating performance. These factors include:

Changes in credit spreads. As of September 30, 2007 and December 31, 2006, our investment portfolio consisted of more than 99% floating rate, short duration assets. Payments and prepayments of our assets and our ability to re-deploy capital effectively may result in significant differences in our income and cash available for distribution. In situations in which credit spreads increase, we may be able to deploy our capital in more attractive opportunities that will increase the difference between the income earned on our assets and the costs of financing those assets, increasing our income and cash available for distribution. In situations in which credit spreads decrease, we may not be able to find investment opportunities that have a similar return profile to our existing portfolio, which would lead to decreases in income and cash available for distribution.

Access to credit. Expiration or termination of available financing for leveraged positions, and the requirement to post collateral in respect of changes in the fair value of leveraged exposures or changes in advance rates or other terms and conditions of our repurchase agreements, can

rapidly result in adverse effects to our access to liquidity and our ability to maintain leveraged positions, and may cause us to incur material losses. We expect to borrow or utilize other forms of leverage (on a secured or an unsecured basis) for any purpose, including to increase investment capacity, cover operating expenses, make dividend payments or for clearance of transactions. However, there is no guarantee that any such borrowing arrangements or other arrangements for obtaining leverage will be available, or, if available, will be available on terms and conditions acceptable to us. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us.

Default rates. In recent years, corporate default rates have been low relative to historical levels. Stable default rates strengthen our ability to achieve low-cost, floating rate financing, and therefore to generate stable and recurring income and cash available for distribution. As of September 30, 2007, 100% of our RMBS portfolio, which represented approximately 100% of our total investment assets and 94% of capital deployed, consisted of high credit quality, AAA-rated U.S. agency issued RMBS that we believe are subject to minimal credit risks. As of September 30, 2007, we had no sub-prime RMBS or residential mortgage loans in our investment portfolio and do not expect to acquire any in the near future.

Supply of U.S. agency issued mortgage products and leverage finance assets. According to the Securities Industry and Financial Markets Association's "Outstanding Volume of Agency Mortgage-Backed Securities" report, the agency mortgage-backed securities market in the United States was estimated at $4.1 trillion as of March 31, 2007 and has grown at a compound annual growth rate of approximately 9.1% since 1997. A steady flow of leveraged buyout transactions in recent years has also resulted in a significant supply of leveraged loans, high yield bonds and other corporate fixed income securities that are part of our target asset classes. We expect that the availability of these assets will allow The Carlyle Group to source investment opportunities to meet our objectives.

Competition. We expect to face increased competition for our targeted investments. We expect increased demand for higher quality RMBS as some investors move out of the sub-prime RMBS sector and into the prime and agency RMBS sectors. During periods of uncertain conditions and perceived increased risk, investors will often seek to reduce risk by moving to higher quality assets. This flight to quality may continue for a period of time as investors await greater clarity on the U.S. economy and, in particular, the housing market. However, we expect that the size and growth of the market for these high quality investments will continue to provide us with a variety of investment opportunities.

In addition, a variety of factors relating to our business may also impact our financial condition and operating performance. These factors include our use of leverage, continued access to low cost funding and maintenance of our borrowing capacity, our use of derivative instruments, changes to interest rates, changes to the market value of our investments and other factors.

Critical Accounting Policies

Our interim condensed consolidated financial statements are prepared in accordance with IAS 34, *Interim Financial Reporting*. IFRS are similar to U.S. generally accepted accounting principles ("U.S. GAAP") in the following relevant areas:

Derivatives and financial assets and liabilities characterized as trading or available for sale are measured at fair value.

Accrual accounting is utilized for revenue and expense recognition. Interest income is calculated utilizing the effective interest method.

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, income and expense; actual results may differ from such estimates.

While IFRS is similar to U.S. GAAP in the areas noted above, differences will exist based upon specific facts and circumstances. The most significant difference is that all of our investments are classified as available for sale under IFRS with the fair value adjustment recorded as a separate component of equity, labeled "fair value reserves." Under U.S. GAAP the fair value adjustments are reflected in income on the basis of the accounting rules applicable to investment companies. Our annual consolidated financial statements include a reconciliation of net income and equity under IFRS to U.S. GAAP.

Principles of Consolidation
Carlyle Capital Delaware L.L.C. ("CCD") is 99.9% owned by us and was incorporated in the State of Delaware, U.S. on September 18, 2006. The primary purpose of CCD is to hold our direct or indirect investments in stock issued by non-U.S. companies to the extent such companies would be treated as corporations for U.S. income tax purposes. Carlyle Capital Cayman Ltd. ("CC Cayman"), a wholly owned subsidiary of ours, and its wholly owned subsidiary CCIL were each incorporated on September 29, 2006 in the Cayman Islands as exempt limited companies. CC Cayman's primary purpose is to hold our investment in CCIL. CCIL's primary purpose is to hold our investments in U.S. high yield investments to the extent such investments are held in a separately managed account.

Our consolidated financial statements include our accounts and those of our majority owned or controlled subsidiaries. All significant inter-entity transactions have been eliminated in consolidation. Minority interest reflects the 0.1% interest in CCD which is owned by The Carlyle Group. Minority interest is recorded as a component of equity.

Investments, Valuation and Related Income
We primarily classify our investments as available-for-sale ("AFS") financial assets and derivative financial instruments at fair value through profit or loss. The classification depends on the purpose for which the investments were acquired. We determine the classification of our investments at initial recognition and periodically re-evaluate.

Available-for-sale financial assets
AFS investments are those intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or changes in interest rates, exchange rates or investment prices. We are not engaged in active trading of financial assets and instruments.

Purchases and sales of investments are recognized on the trade date (i.e. the date on which we commit to purchase or sell the investments). Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value. Investments are removed from the balance sheet when the rights to receive cash flows from the investments have expired or have been sold and we have transferred substantially all risks and rewards of ownership.

Gains and losses arising from changes in fair value are recognized directly in equity until the AFS financial asset expires or is sold as described above or is impaired. At this time, the cumulative

gain or loss previously recognized is transferred to the income statement. Gains/losses on sale of AFS investments are determined on the first in-first out method.

Interest income is recognized on the accrual basis. Premiums and discounts on fixed income securities are amortized using the effective interest method over the lives of the securities. Paydown gains and losses on mortgage and asset-backed securities are included in interest income. Dividend income is recognized when the right to receive payment is established at the ex-dividend date.

We assess at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of AFS investments, a significant or prolonged decline in the fair value of the investment below its cost is considered in determining impairment. If impaired, the cumulative loss previously recognized in equity is removed from equity and recognized in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets we hold is the bid price; the quoted market price used for financial liabilities is the ask price. In the event that a closing price is not available or determined to not be reliable, quotations are obtained from unaffiliated market makers and other financial institutions that regularly trade such securities and from relevant pricing services. Our RMBSs are valued using data provided to us by Interactive Data Pricing and Reference Data, Inc. and The Bear Stearns Companies, Inc.'s Pricing Direct, external pricing services. Bank loans are valued at the closing bid price for long positions and closing ask price for short positions based on quotations obtained from unaffiliated market makers and other financial institutions that regularly trade such securities and from relevant pricing services. Our bank loans are valued using data provided to us by Markit Group Limited, an external pricing service.

The fair value of financial instruments that are not traded in an active market, including interests in partnerships and other pooled vehicles, is determined by using a variety of methods, and we make assumptions that are based on market conditions existing at the balance sheet date. Valuation methods used include the use of comparable recent arm's-length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants. We also consider other data and information, including the characteristics of and fundamental analytical data relating to the asset, the cost, position size, liquidity, relevant market data and general economic and market conditions affecting the fair valuation of the security, or other asset or liability. The fair value and cost of AFS financial instruments without readily determinable fair values was $12.6 million and $12.0 million, respectively, at December 31, 2006. Fair value for all AFS financial instruments was based on external pricing services at September 30, 2007.

Derivative Financial Instruments at Fair Value through Profit and Loss
Derivatives are categorized as financial assets or financial liabilities held for trading and accordingly, we recognize the fair value adjustment on derivatives in our income statement. Over-the-counter derivatives are valued either by using a derivatives pricing model or by The Carlyle Group obtaining quotations from unaffiliated market makers and other financial institutions

that engage in derivatives transactions. We do not classify any derivatives as hedges except for certain foreign exchange contracts.

We may invest in derivative financial instruments that are not traded on an organized exchange or in an active market (for example over-the-counter derivatives). Derivatives are initially recognized at fair value on the date on which the derivative contract is entered into and are subsequently re-measured at their fair value. Fair values are obtained from broker dealers and/or internal and external pricing models using quoted inputs. These inputs may include specific yield and volatility curves. The fair value process includes the assessment of any credit risk associated with such positions. When external pricing sources are not available or deemed inappropriate, fair values can be obtained from recent trading activity or by incorporating other relevant information that may not have been reflected in pricing obtained from external sources. All derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received). Subsequent changes in the fair value of any derivative financial instrument are recognized in the income statement.

Taxation

We are registered in Guernsey as an exempt company. The States of Guernsey Income Tax Authority has granted us exemption from Guernsey income tax under the provision of the Income Tax (Exempt Bodies) (Guernsey) Ordinance 1989 and we have been charged an annual exemption fee of 600 pounds sterling. Our directors intend to ensure that we are managed in such a way that we continue to qualify for such exemption in the future.

We expect to be treated as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes, and U.S. holders of RDSs likely will be subject to U.S. federal income tax on their pro rata share of our taxable income, regardless of whether or when they receive any cash distributions from us. We intend to operate in such a manner so as not to be subject to U.S. federal income taxes.

Income we derive may be subject to withholding taxes imposed by the U.S. or other countries. Certain types of period income (including but not limited to dividends) we receive from sources inside the U.S. may be subject to U.S. withholding tax at a rate of 30%.

Carlyle Capital Corporation Limited and Subsidiaries

Interim Condensed Consolidated
Financial Statements
September 30, 2007 (unaudited)

Carlyle Capital Corporation Limited and Subsidiaries
rim Condensed Consolidated Financial Statements

Page(s)

Statement of Directors' Responsibilities

The Directors have prepared condensed consolidated financial statements for the quarter ended September 30, 2007 which give a true and fair view of the state of affairs of the Group as of the end of the annual and third quarter financial periods and of the gain and loss for the three-month and nine-month periods ended September 30, 2007 and for the period from September 12, 2006 (commencement of operations) to September 30, 2006. In preparing those condensed consolidated financial statements, the directors have: (i) selected suitable accounting policies and applied them consistently; (ii) made judgments and estimates that are reasonable and appropriate; (iii) stated whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the condensed consolidated financial statements; and (iv) prepared the condensed consolidated financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business. The Directors confirm that they have complied with the foregoing in preparing the condensed consolidated financial statements.

The Directors are responsible for keeping proper accounting records to enable them to prepare the condensed consolidated financial statements in accordance with Guernsey law. The Board is also responsible for safeguarding the assets of the Group and has taken reasonable steps to prevent and detect accounting fraud. The Board has established an audit committee consisting of three independent directors to assist it in fulfilling its obligations. The audit committee's responsibilities are set forth in the Audit Committee Charter.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers CI LLP
PO Box 321
National Westminster House
Le Truchot St Peter Port
Guernsey GY1 4ND
Channel Islands
Telephone +44 (0) 1481 752000
Facsimile +44 (0) 1481 752001
www.pwc.com

Independent Review Report

To the Board of Directors and Shareholders of Carlyle Capital Corporation Limited:

We have reviewed the accompanying condensed consolidated balance sheet of Carlyle Capital Corporation Limited and its subsidiaries as of September 30, 2007, and the related condensed consolidated statements of income for the three-month and nine-month periods ended September 30, 2007 and for the period from September 12, 2006 (commencement of operations) to September 30, 2006 and the condensed consolidated statements of changes in equity and cash flows for the nine-month period ended September 30, 2007 and for the period from September 12, 2006 (commencement of operations) to September 30, 2006. The quarterly report is the responsibility of, and has been approved by, the Directors.

As disclosed in note 2, the interim condensed consolidated financial statements included in this quarterly financial report have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

We conducted our review in accordance with auditing standards generally accepted in the United States of America. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

This report, including the opinion, has been prepared for and only for the Directors and Shareholders of Carlyle Capital Corporation Limited as a body, and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim condensed consolidated financial statements for them to be in conformity with International Financial Reporting Standards and the specifics of International Accounting Standard 34, as adopted by the European Union.

We previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet as of December 31, 2006, and the related consolidated statements of income, of changes in equity and of cash flows for the period then ended (not presented herein), and in our report dated February 15, 2007 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

PricewaterhouseCoopers CI LLP
Chartered Accountants
Guernsey, Channel Islands
November 13, 2007

Carlyle Capital Corporation Limited and Subsidiaries
Condensed Consolidated Balance Sheets
September 30, 2007 and December 31, 2006

(U.S. dollars in thousands)

	Note	September 30, 2007 (unaudited)	December 31, 2006
ASSETS			
Non-current Assets			
Available for sale financial assets, at fair value			
Unencumbered	4	$ 56,825	$ 67,299
Held as collateral	4	22,336,264	7,139,298
Property, intangibles and other non-current assets, net		4,538	3,049
Total non-current assets		22,397,627	7,209,646
Current Assets			
Interest receivable		43,562	13,484
Due from brokers		22,818	6,209
Prepaid expenses and other current assets		787	337
Broker margin accounts	2	30,771	48,397
Cash and cash equivalents		38,338	39,535
Total current assets		136,276	107,962
Total assets		$ 22,533,903	$ 7,317,608
EQUITY			
Capital and reserves attributable to shareholders			
Share capital	7	$ 511	$ 132
Share premium	7	372,437	261,758
Distributable reserves	7	550,000	-
Accumulated deficit		(3,177)	(2,373)
Fair value (deficit) reserves	4	(227,984)	12,325
Minority interest	1	56	50
Total equity		691,843	271,892
LIABILITIES			
Current Liabilities			
Repurchase agreements	6	21,648,779	6,745,918
Senior secured note	6	50,000	-
Related party subordinated loan	6	100,000	-
Secured revolving loan	6	-	218,300
Interest payable	6	24,543	22,438
Derivative financial instruments, at fair value through profit and loss	5	-	1,648
Due to brokers		8,500	52,908
Accounts payable and accrued expenses		10,238	4,504
Total current liabilities		21,842,060	7,045,716
Total equity and liabilities		$ 22,533,903	$ 7,317,608

/s/ Robert B. Allardice III
Director
November 13, 2007

/s/ John L. Loveridge
Director
November 13, 2007

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Carlyle Capital Corporation Limited and Subsidiaries
Condensed Consolidated Income Statements
For the three and nine month periods ended September 30, 2007 and for the Period From September 12, 2006 (commencement of operations) to September 30, 2006

(U.S. dollars in thousands, except per share amounts)
(unaudited)

	Note	For the three months ended September 30, 2007	For the nine months ended September 30, 2007	For the period from September 12, 2006 (commencement of operations) to September 30, 2006
Income				
Interest income	2,4	$ 343,179	$ 769,004	$ 18
Net change in fair value on financial instruments at fair value through profit or loss	5	(45,549)	(44,797)	(307)
Total income (loss)		297,630	724,207	(289)
Expenses				
Interest expense (including amortization and write-off of debt issuance costs of $4,509, $4,752, and $0 for the three months and nine months ended September 30, 2007 and for the period ended September 30, 2006)	6	313,667	693,962	16
Management fee	8	3,918	8,339	-
Share based compensation	2, 7, 8	11,840	11,840	-
Incentive fee	8	-	4,681	-
Professional services		646	1,844	-
Related party operating expenses	8	581	1,710	-
Other operating expenses		1,192	2,629	-
Total expenses		331,844	725,005	16
Net loss		$ (34,214)	$ (798)	$ (305)
Net loss attributable to				
Minority interest	1	$ -	$ 6	$ -
Class B shares		(34,214)	(804)	-
Total net loss		$ (34,214)	$ (798)	$ -
Basic loss per Class B share	7	$ (0.74)	$ (0.03)	

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Carlyle Capital Corporation Limited and Subsidiaries
Condensed Consolidated Statement of Changes in Equity
For the Nine Months Ended September 30, 2007

(U.S. dollars in thousands)
(unaudited)

	Note	Share Capital	Share Premium	Accumulated (Deficit)	Fair Value Reserves (Deficit)	Minority Interest	Distributable Reserves	Total
At December 31, 2006		$ 132	$ 261,758	$ (2,373)	$ 12,325	$ 50	$ -	$ 271,892
Issue of shares, net of share issuance costs	7	379	648,839	-	-	-	-	649,218
Allocation to distributable reserves	7	-	(550,000)	-	-	-	550,000	-
Share based compensation	2, 7, 8	-	11,840	-	-	-	-	11,840
Net loss		-	-	(804)	-	6	-	(798)
Adjustment to fair value of available for sale financial assets	4	-	-	-	(240,309)	-	-	(240,309)
At September 30, 2007		$ 511	$ 372,437	$ (3,177)	$ (227,984)	$ 56	$ 550,000	$ 691,843

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Carlyle Capital Corporation Limited and Subsidiaries

Condensed Consolidated Statement of Changes in Equity
For the Period from September 12, 2006 (commencement of operations) to September 30, 2006

(U.S. dollars in thousands)
(unaudited)

	Note	Share Capital	Share Premium	Accumulated (Deficit) Earnings	Fair Value Reserves	Minority Interest	Distributable Reserves	Total
At September 12, 2006		$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net loss		-	-	(305)	-	-	-	(305)
Adjustment to fair value of available for sale financial assets	1	-	-	-	1,000	-	-	1,000
At September 30, 2006		$ -	$ -	$ (305)	$ 1,000	$ -	$ -	$ 695

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Carlyle Capital Corporation Limited and Subsidiaries
Condensed Consolidated Cash Flow Statements
For the Nine Months Ended September 30, 2007 and for the Period from September 12, 2006 (commencement of operations) to September 30, 2006

(U.S. dollars in thousands)
(unaudited)

	Note	For the nine months ended September 30, 2007	For the period from September 12, 2006 (commencement of operations) to September 30, 2006
Cash flows from operating activities			
Net loss		$ (798)	$ (305)
Adjustments to reconcile net loss to net cash used in operating activities			
Interest income (including net premium/discount amortization of $261)		(769,004)	-
Interest expense	6	693,962	-
Share based compensation		11,840	-
Purchases of available for sale financial assets		(17,970,797)	(5,692)
Proceeds from disposal of available for sale financial assets	5	876,452	-
Proceeds from paydowns of available for sale financial assets		1,622,728	-
Realized loss on available for sale financial assets		44,341	-
Receipts from (disbursements to) broker margin accounts, net		17,626	(3,170)
Realized/unrealized gain (loss) on financial instruments at fair value through profit and loss	5	(1,648)	305
Interest received		739,568	-
Interest paid		(691,857)	-
(Decrease) increase in amount due to/from brokers, net		(61,017)	-
Increase in accounts payable and accrued expenses		5,734	-
Decrease in prepaid expenses		(450)	-
Depreciation/amortization of property, intangibles and other noncurrent assets	2	675	-
Other, net		6	-
Net cash used in operating activities		(15,482,639)	(8,862)
Cash flows from investing activities			
Investment in internal use software and other property		(2,337)	-
Net cash used in investing activities		(2,337)	-
Cash flows from financing activities			
Proceeds from share issuance	7	682,414	-
Share issuance cost	7	(33,196)	-
Repayment of secured revolving loan	6	(218,300)	-
Proceeds from repurchase agreements, net	6	14,902,861	-
Proceeds from senior secured notes	6	799,981	-
Repayment of senior secured notes	6	(749,981)	-
Proceeds from related party subordinated loan/promissory notes	1,6	100,000	8,862
Proceeds from variable funding note	6	87,000	-
Repayment of variable funding note	6	(87,000)	-
Net cash provided by financing activities		15,483,779	8,862
Net decrease in cash and cash equivalents		(1,197)	-
Cash and cash equivalents			
Beginning of period		39,535	-
End of period		$ 38,338	$ -

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

(U.S. dollars in thousands, except share and per share amounts)

1. Organization

Carlyle Capital Corporation Limited (the "Company") is a closed-end investment fund domiciled and registered as a limited company under the laws of Guernsey, Channel Islands. The Company was registered on the Island of Guernsey on August 29, 2006 and commenced operations on September 12, 2006.

Carlyle Investment Management L.L.C. ("CIM" or the "Investment Manager") manages the Company pursuant to a management agreement (the "Management Agreement"). CIM is a registered investment adviser under the Investment Advisers Act of 1940 and is an affiliate of T.C. Group, L.L.C. (T.C. Group, L.L.C. and its affiliates, collectively, "The Carlyle Group"). Mourant Guernsey Limited and/or its affiliates (the "Guernsey Administrator") has been engaged to carry out certain day-to-day administrative activities for the Group.

Carlyle Capital Delaware L.L.C. ("CCD") is 99.9% owned by the Company and was incorporated in the state of Delaware, U.S. on September 18, 2006. The primary purpose of CCD is to hold the Company's direct or indirect investments in stock issued by non-U.S. companies to the extent such companies would be treated as corporations for US income tax purposes. Carlyle Capital Cayman Ltd. ("CC Cayman"), a wholly owned subsidiary of the Company, and its wholly owned subsidiary Carlyle Capital Investment Ltd. ("CCIL") were each incorporated on September 29, 2006 in the Cayman Islands as exempt limited companies. CC Cayman's primary purpose is to hold the Company's investment in CCIL. CCIL's primary purpose is to hold the Company's investments in U.S. high yield investments to the extent such investments are held in a separately managed account. The Company and its subsidiaries are collectively referred to as the "Group".

The December 31, 2006 consolidated financial statements and the September 30, 2007 unaudited interim condensed consolidated financial statements, were authorized for issuance by the Board of Directors on February 15, 2007 and November 13, 2007, respectively.

As of September 30, 2007, the Group owned approximately $22,388,685 of AAA-rated floating rate capped residential mortgage backed securities ("RMBS") issued by either Fannie Mae or Freddie Mac that have been financed with approximately $21,648,779 of outstanding borrowings under, generally, one month repurchase agreements with a variety of commercial and investment banks. Having sold substantially all of the Group's non-mortgage related investments, as of September 30, 2007, CCIL owned approximately $4,404 of corporate bank loans. Subsequent to September 30, 2007, the Company's remaining investments in corporate bank loans were repaid or sold.

The Company's long-term investment strategy is to achieve risk-adjusted returns primarily through current income and, to a lesser extent, capital appreciation, by investing in a diversified portfolio of fixed income investments. In the near term, however, the Company's primary objectives are to ensure adequate liquidity and to protect the amount of invested capital. In the future, the Company may invest in the following eight fixed income asset classes: (i) residential mortgage-backed securities, principally in high investment grade-rated risk classes; (ii) asset-backed securities, principally in high investment grade-risk classes; (iii) high yield bonds; (iv) bank loans; (v) mezzanine debt; (vi) distressed debt; (vii) debtor-in-possession and non-performing loan opportunities; and (viii) derivatives of these asset classes, including credit derivatives, and various hedging instruments such as futures. Additionally, the Company may invest in private equity opportunities, although the Company expects that such private equity investments will not exceed 5% of the Company's total equity and will in no event exceed 10% of the Company's total equity.

(U.S. dollars in thousands, except share and per share amounts)

Liquidity
The global fixed income markets experienced a severe "liquidity crisis" during the three months ended September 30, 2007. This liquidity crisis resulted in: (1) the widening of the difference between the market interest rate on securities like the Company's and the interest rate on a benchmark security; and, (2) increased implied volatility of LIBOR. All else being equal, widening interest rate spreads and, for RMBS, increased volatility negatively impacts the value of the Company's securities.

As more fully discussed in the accompanying Management Discussion and Analysis, as a result of the decline in the fair value of the Group's securities and as a result of changes in the terms and conditions of certain of the Group's repurchase agreements, during the three months ended September 30, 2007, the Group's trading counterparties required that it post (provide) significantly more margin (collateral) in order to continue to finance the Group's investments in residential mortgage backed securities. In order to meet those collateral demands, the Group sold substantially all of its non-mortgage related investments (see Note 1 and 8) and borrowed $100,000 on an unsecured basis from The Carlyle Group (see Note 6). As shown in the accompanying interim condensed consolidated financial statements, the Company had a net loss for the three months ended September 30, 2007 of $34,214, which includes a loss of $46,033 from the sale of substantially all of the Group's non-mortgage related investments and a write-off of unamortized deferred financing costs of $4,075, and an accumulated deficit of $3,177 as of September 30, 2007, which includes non-cash share-based compensation expense of $11,840. As shown in the accompanying condensed consolidated balance sheet as of September 30, 2007, the Company had a fair value deficit of $227,984 as a result of the decline in its RMBS assets.

As of September 30, 2007, the Company had $90,759 of unrestricted cash and cash equivalents and unencumbered U.S. agency or U.S. government securities (the "Liquidity Cushion"). Management is also currently negotiating committed securities financing arrangements for a portion of the Company's assets and is committed to gradually reducing the degree of leverage by retaining the proceeds from the prepayment of the portfolio of mortgage securities. The Company obtained amendments and/or waivers to certain terms of agreements with its trading counterparties to remain in compliance with trading related covenants. Although there can be no assurance as to the ultimate success of mangement's plans, the Company expects to continue to generate sufficient liquidity from its operations to meet its obligations on a timely basis, to comply with the terms and covenants of its trading and related financing agreements, and to continue to be able to finance its portfolio of securities on commercially reasonable terms.

Comparative Period
In accordance with applicable accounting standards, the accompanying interim condensed consolidated financial statements include statements of income, statements of changes in equity and cash flows for the period from September 12, 2006 (commencement of operations) to September 30, 2006. At September 30, 2006 and for the period then ended:

- The only equity issued and outstanding at September 30, 2006 was the Company's Class A shares all of which were held by affiliates of The Carlyle Group. No other classes of equity had been issued.

- The Company's investment activities were funded by The Carlyle Group through the issuance of promissory notes totaling $8,862. The promissory notes bore interest at the three-month London interbank offer rate (LIBOR) plus 3%. Accrued interest as of September 30, 2006 was $16.

(U.S. dollars in thousands, except share and per share amounts)

- The majority of the Company's investments were in AAA-rated floating rate capped residential mortgage backed securities ("RMBS") issued by either Fannie Mae or Freddie Mac. The trades entered into to acquire those securities had not settled as of September 30, 2006. However, the fair value of those securities increased by $1,000 during the period from September 12, 2006 (commencement of operations) to September 30, 2006.

- The Company acquired an interest in the equity of Carlyle High Yield Partners IX, Ltd ("CHP IX"), managed by The Carlyle Group's U.S. Leveraged Finance investment unit for $5,692.

- The Company had entered into two interest rate swaps: (1) a swap denominated in Swedish Krona in a notional amount of Skr 1,464,000; and, (2) a swap denominated in Swiss Francs in a notional amount of CHF 400,000. The interest rate swaps had a fair value loss of $(307) at September 30, 2006.

The Company had very limited operations through September 30, 2006. Accordingly, users of the interim condensed consolidated financial statements should exercise caution when making comparisons to, or extrapolating from, the period from September 12, 2006 (commencement of operations) to September 30, 2006.

Initial Public Offering
The Company completed an initial global offering of 18,357,073 of its Class B shares and Restricted Depositary Shares ("RDSs") on July 11, 2007, both of which are non-voting securities. The offering consisted of 18,183,873 newly issued Class B shares and 173,200 shares which were sold by existing shareholders in exchange for gross proceeds of $345,493. The initial offering price for the shares was $19.00 per share. The Company did not receive any of the proceeds from the sale of the existing shares. In the United States, Class B shares were only offered in the form of RDSs to certain "qualified institutional buyers," as defined in Rule 144A under the U.S. Securities Act of 1933, as amended who are also "qualified purchasers," as defined by the U.S. Investment Company Act of 1940, as amended, and related rules. Each RDS represents one Class B share.

Subsequent to the global offering, the Class B shares are traded on Eurolist by Euronext, the regulated market of Euronext Amsterdam N.V. ("Eurolist by Euronext"), under the symbol "CCC." The RDSs are not listed on any exchange and are subject to certain transfer restrictions. The Company's authorized share capital currently consists of Class A voting and Class B non-voting ordinary shares. See Note 7, Share capital/premium for further discussion of capitalization.

2. Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these condensed consolidated financial statements are set out below.

Basis of Preparation
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, *Interim Financial Reporting*. The interim condensed consolidated financial statements of the Group have been prepared using the same accounting policies and methods of computation used in the preparation of the Group's most recent annual financial statements. The interim condensed consolidated financial statements have not been audited and do not

(U.S. dollars in thousands, except share and per share amounts)

include all of the information and disclosures required in the annual financial statements and should be read in conjunction with the Group's annual consolidated financial statements as of December 31, 2006.

Management believes it has made all necessary adjustments (consisting of only normal recurring items) so that the condensed consolidated financial statements are presented fairly and that estimates made in preparing its condensed consolidated financial statements are reasonable and prudent. The operating results presented for interim periods are not necessarily indicative of the results that may be expected for any other interim period or for the entire year.

The condensed consolidated financial statements of the Group include the accounts of the Company and its majority owned or controlled subsidiaries. All significant inter-entity transactions have been eliminated in consolidation. Minority interest reflects the 0.1% interest in CCD which is owned by CIM. Minority interest is recorded as a component of equity.

Standards Early Adopted by the Group
International Financial Reporting Standard ("IFRS") 7, *Financial Instruments: Disclosures*, and the complementary Amendment to IAS 1, *Presentation of Financial Statements - Capital Disclosures*, was adopted in 2006. IFRS 7 introduced new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks from financial instruments including specified minimum disclosure about credit risk, liquidity risk and market risk including sensitivity to market risk. The amendment to IAS 1 introduced disclosures about the level of an entity's capital and how it manages capital. This standard does not have any impact on the classification and valuation of the Group's financial instruments.

Standards and Interpretations Not Yet Effective
Management has evaluated International Financial Reporting Interpretations Committee 11, IFRS 2: Group and Treasury Share Transactions and believes that it is not relevant or will not have a significant effect on the Group.

Foreign Currency Translation

a. **Functional and Presentation Currency**
For the foreseeable future, the majority of the investments are expected to be denominated in U.S. dollars. The performance of the Company is measured and reported to investors in U.S. dollars. Management considers the U.S. dollar as the currency which most faithfully represents the economic effects of the underlying transactions, events and conditions. The Company's functional and presentation currencies are the U.S. dollar.

b. **Transactions and Balances**
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the condensed consolidated income statements. Changes in the fair value of monetary securities (i.e. debt securities) denominated in foreign currency and classified as available for sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in the fair value reserve in equity. Translation differences

(U.S. dollars in thousands, except share and per share amounts)

on non-monetary items (i.e. equity securities), denominated in foreign currency and classified as available for sale, are included in fair value reserves in equity.

Financial Assets and Liabilities at Fair Value
The Group primarily classifies its investments as available for sale (AFS) financial assets and classifies its derivative financial instruments as financial assets and financial liabilities at fair value through profit or loss. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and periodically re-evaluates.

Available for Sale Financial Assets
AFS investments are those intended to be held for an indefinite period of time and that may be sold in response to needs for liquidity or changes in interest rates, exchange rates or investment prices. The Group is not engaged in active trading of financial assets, liabilities or instruments.

Purchases and sales of investments are recognized on trade-date (the date on which the Group commits to purchase or sell the investments). Investments are initially recognized at fair value plus transaction costs and are subsequently carried at fair value. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Gains and losses arising from changes in fair value are recognized directly in equity until the AFS financial asset is derecognized or impaired, at which time, the cumulative gain or loss previously recognized in equity is transferred to the condensed consolidated income statements. Gains/losses on sales of AFS investments are determined on the first in-first out method.

Interest income is recognized on the accrual basis. Premiums and discounts on fixed income securities are amortized using the effective interest method over the expected lives of the securities. Paydown gains and losses on mortgage and asset-backed securities are included in interest income. Dividend income is recognized when the right to receive payment is established at the ex-dividend date.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset is impaired. In the case of AFS investments, a significant or prolonged decline in the fair value of the investment below its cost is considered in determining impairment. If evidence of impairment exists, the cumulative loss previously recognized in equity is removed from equity and recognized in the condensed consolidated income statements. If, in a subsequent period, the fair value of a debt instrument classified as AFS increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the condensed consolidated income statements, the impairment loss is reversed through the condensed consolidated income statements.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the bid price; the quoted market price used for financial liabilities is the ask price.

The fair value of financial instruments that are not traded in an active market is determined by using a variety of methods and makes assumptions that are based on market conditions existing at the balance sheet date. Valuation methods used include the use of comparable recent arm's length transactions, discounted cash flow analysis, pricing models and other valuation techniques commonly used by market participants.

(U.S. dollars in thousands, except share and per share amounts)

Broker Margin Accounts
Margin accounts represent cash deposits held with broker or trustees for collateral.

Derivative Financial Instruments at Fair Value through Profit and Loss
Derivatives are categorized as financial assets or financial liabilities held for trading and, accordingly, the Group recognizes fair value adjustments on derivatives in the condensed consolidated income statement in the period in which they arise. The Group does not classify any derivatives as hedges except for certain foreign exchange contracts.

The Group invests in derivative financial instruments that are not traded on an organized exchange. Derivatives are initially recognized at fair value on the trade date when the derivative contract is entered into and are subsequently re-measured at their fair value. The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received). Subsequent fair values are obtained from broker dealers and/or internal and external pricing models using quoted inputs. These inputs may include specific yield and volatility curves. The fair value process includes the assessment of any credit risk associated with such positions. When external pricing sources are not available or deemed inappropriate, fair values can be obtained from recent trading activity or by incorporating other relevant information that may not have been reflected in pricing obtained from external sources. The types of derivatives entered into by the Group include forward commitment contracts and swap contracts. Forward contracts are over-the-counter contracts for delayed delivery of securities or currency in which the buyer agrees to buy and the seller agrees to deliver a specified security or currency at a specified price on a specified date. During the period the forward contract is open, changes in the value of the contract are recognized as unrealized gains or losses. When the forward contract is closed, the Company records a realized gain or loss equal to the difference between the proceeds from (or cost of) the closeout of the contract and the original contract price. Swap contracts involve the exchange by one party with another party of their respective commitments to pay or receive interest, effective return, total return or other referenced returns or amounts over the life of the agreements. The amounts to be paid or received on swaps are recognized as realized gain or loss over the life of the agreements. A realized gain or loss is recorded upon early termination of swap agreements.

Unrealized and realized gains/losses on derivatives are included within net change in fair value on financial instruments at fair value through profit and loss in the condensed consolidated income statements. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative except when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

The Company is required to post margin for derivative contracts entered into. The margin varies based on counterparty and the details of the underlying contract.

Hedging
The Group designates certain derivatives as either:

a. hedges of the fair value of recognized assets or liabilities or a firm commitment (fair value hedge); or

b. hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

(U.S. dollars in thousands, except share and per share amounts)

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives. The Group also documents its assessment of whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

a. **Fair Value Hedge**
A fair value hedge is a hedge of the exposures to changes in the fair value of a recognized asset or liability. In a fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value is recognized immediately in the condensed consolidated income statements. At the same time when remeasuring the recognized asset or liability related to the fair value hedge, which would normally be recognized in equity under AFS, movements attributable to the hedged risk are also recognized immediately in the condensed consolidated income statement. This ensures that the fair value movement attributable to the hedged risk on the asset or liability is offset in the condensed consolidated income statements against the value change on the derivative.

b. **Cash Flow Hedge**
A cash flow hedge is a hedge of the exposure to variability in cash flows from a recognized asset or liability. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized immediately in the condensed consolidated income statements. When a hedging instrument expires or is sold, or when the derivative no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity remains in equity and is recognized in income when the forecast transaction is ultimately recognized. When a forecast transaction is no longer expected to occur, the cumulative gain or loss remaining in equity is immediately transferred to the condensed consolidated income statements.

For the three and nine month periods ended September 30, 2007, the Group had only utilized fair value hedge accounting for hedging foreign exchange risk on foreign currency denominated AFS investments.

Repurchase Agreements
The Group utilizes repurchase agreements to borrow against applicable assets in the investment portfolio. Under these agreements, the Group will sell assets to the repurchase agreement counterparty and agree to repurchase the same asset at a price equal to the original sale price plus accrued interest. These agreements are accounted for as debt, secured by the underlying asset. During the term of a repurchase agreement, the Group earns the principal and interest on the related securities and pays interest to the repurchase counterparty. The Group maintains formal relationships with a number of financial institutions for the purpose of maintaining repurchase agreements on market competitive terms. Because the Group borrows under repurchase agreements based on the estimated fair value of its pledged investments, the Group's ongoing ability to borrow under its repurchase facilities may be limited and its lenders may initiate margin calls in the event interest rates change or the value of its pledged securities decline as a result of adverse changes in interest rates or credit spreads. Repurchase agreements are carried at their contractual amounts which management believes is the best estimate of fair value. Accrued interest payable is recorded separately.

(U.S. dollars in thousands, except share and per share amounts)

Dividend Distribution
Dividend distributions to Company shareholders are recorded as a liability in the period they are approved by the Board of Directors.

Taxation
The Company is registered in Guernsey as an exempt company. The States of Guernsey Income Tax Authority has granted the Company exemption from Guernsey income tax under the provision of the Income Tax (Exempt Bodies) (Guernsey) Ordinance 1989 and the Company has been charged an annual exemption fee of £600. The Company expects to be treated as a passive foreign investment corporation. The Company intends to operate in such a manner so as not to be subject to U.S. federal income taxes. Income derived by the Company and its subsidiaries may be subject to withholding taxes imposed by the U.S. or other countries. Certain types of period income (including but not limited to dividends) from sources inside the U.S. are subject to U.S. withholding tax at a rate of 30%. There were no withholding taxes incurred by the Company for the three and nine month periods ended September 30, 2007 or the period from commencement of operations (September 12, 2006) to September 30, 2007.

Share-based Compensation
The fair value of the independent directors' services received in exchange for the grant of shares is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares determined at the grant date. As the grants to the independent directors' vest in installments over the vesting period, each installment is treated as a separate grant and share-based compensation expense is recognized by applying the graded vesting method.

Goods or services received from CIM in exchange for a share-based payment are measured at their fair value by reference to the fair value of the shares determined at the date the good or service is received and is recognized as an expense when consumed. As the grants to CIM vest in installments over the vesting period, each installment is treated as a separate grant and share-based compensation expense is recognized by applying the graded vesting method.

All of the Company's grants of shares contain non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of shares that either the director or CIM will ultimately receive. This estimate is revised at each balance sheet date and the difference is charged or credited to the condensed consolidated income statement with a corresponding adjustment to equity.

3. Critical Accounting Estimates and Judgments

Critical Accounting Estimates and Assumptions
Management makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a higher risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include the fair value of financial instruments discussed further in Notes 4 and 5.

Critical Judgments
Management considers the U.S. dollar the currency that most faithfully represents the economic effect of the underlying transactions, events and conditions. The U.S. dollar is the currency in which the Company measures its performance and reports its results, as well as the currency in which it receives capital.

(U.S. dollars in thousands, except share and per share amounts)

4. Available for Sale Financial Assets at Fair Value

The following table summarizes the Group's securities classified as AFS at December 31, 2006:

Description	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Residential mortgage-backed securities	$ 6,894,387	$ 11,815	$ (306)	$ 6,905,896
Bank loans	287,624	692	(213)	288,103
Collateralized loan obligation investment funds	11,971	627	-	12,598
Total	$ 7,193,982	$ 13,134	$ (519)	$ 7,206,597

Recognized gains from the de-recognition (sale) of AFS securities for the period from commencement of operations through December 31, 2006 was approximately $32.

The following table summarizes the Group's securities classified as AFS at September 30, 2007:

Description	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Residential mortgage-backed securities	$ 22,616,213	$ -	$ (227,528)	$ 22,388,685
Bank loans	4,860	-	(456)	4,404
Total	$ 22,621,073	$ -	$ (227,984)	$ 22,393,089

(U.S. dollars in thousands, except share and per share amounts)

Recognized net losses from the de-recognition (sale) of AFS securities for the three and nine months ended September 30, 2007 were approximately $46,033 and $45,326, respectively.

	September 30, 2007
Fair value reserves (deficit)	
Balance at January 1, 2007	$ 12,325
Revaluation	(240,309)
Balance at September 30, 2007	$ (227,984)

AFS financial assets at December 31, 2006 consist of the following:

Principal	Description	Fair Value
$ 3,393,605	Federal Home Loan Mortgage Corporation Weighted Average Floating Rate 5.75% Weighted Average Legal Maturity Date 2036 (amortized cost of $3,394,728)	$ 3,400,630
3,497,385	Federal National Mortgage Association Weighted Average Floating Rate 5.75% Weighted Average Legal Maturity Date 2036 (amortized cost of $3,499,659)	3,505,266
	Total Residential Mortgage-Backed Securities (amortized cost of $6,894,387)	6,905,896
	Bank Loans	
16,400	Ford Motor Company Term Loan B 12/152013, 8.36%	16,428
273,196	Other	271,675
		288,103
	Collateralized Loan Obligation Investment Funds (cost of $11,971 which includes €5,000)	12,598
	Total Available for Sale Securities (cost of $7,193,982)	$ 7,206,597

(U.S. dollars in thousands, except share and per share amounts)

The following table summarizes the Group's securities classified as AFS at September 30, 2007:

Principal	Description	Fair Value
	Federal Home Loan Mortgage Corporation Weighted Average Floating Rate 6.14% Weighted Average Legal Maturity Date 2036	
$ 9,534,198	(amortized cost of $9,535,519)	$ 9,440,450
	Federal National Mortgage Association Weighted Average Floating Rate 5.51% Weighted Average Legal Maturity Date 2037	
13,079,914	(amortized cost of $13,080,694)	12,948,235
	Total Residential Mortgage-Backed Securities (amortized cost of $22,616,213)	22,388,685
	Bank loans	
	Other (amortized cost of $4,860)	4,404
	Total available for sale securities (amortized cost ($22,621,073)	$ 22,393,089

At December 31, 2006, the Company's investments in floating rate residential mortgage securities are tied to one-month LIBOR, reset monthly, have a lifetime coupon cap of approximately 150 to 175 basis points over one-month LIBOR and have a weighted average approximate life of 3.5 to 4.0 years. At September 30, 2007, the Company's investments in floating rate residential mortgage securities are tied to one-month LIBOR, reset monthly, have a lifetime coupon cap of approximately 150 to 175 basis points over one-month LIBOR and have a weighted average approximate life of 4.75 to 5.25 years.

The Company values its residential mortgage securities using data provided by Interactive Data Pricing and Reference Data, Inc. and The Bear Stearns Companies, Inc.'s Pricing Direct, external pricing services. The Company values its bank loans using data provided by Markit Group Limited, an external pricing service. The fair value and cost of AFS financial assets without readily determinable market prices at December 31, 2006 was $12,598 and $11,971, respectively. The Company had no financial assets without readily determinable fair values at September 30, 2007.

At September 30, 2007 and December 31, 2006, the carrying amount of AFS financial assets pledged as collateral for open repurchase agreements was $22,336,264 and $6,851,196, respectively.

At December 31, 2006 the Group had unfunded commitments of $2,494, related to revolving and delayed draw loan investments. The Group had no such unfunded commitments as of September 30, 2007.

(U.S. dollars in thousands, except share and per share amounts)

5. Financial Instruments at Fair Value through Profit or Loss

The Group's derivative financial instruments at December 31, 2006 are detailed below:

Derivatives	Currency	Contract/ Notional (Local Currency in Thousands)	Fair Value
Interest Rate Swaps			
Maturity Date 9/28/2007	SEK	1,464,000	$ (438)
Maturity Date 10/5/2007	SEK	2,196,000	(218)
Maturity Date 10/10/2007	SEK	1,464,000	(159)
Maturity Date 11/9/2007	SEK	1,430,000	(111)
Maturity Date 11/15/2007	NOK	1,274,000	(499)
Total Interest Rate Swaps			(1,425)
FX Forward			
Maturity Date 10/23/2008	EUR	5,000	(223)
Total			$ (1,648)

The Group had no derivative financial instruments at September 30, 2007.

There were no open foreign exchange forwards at September 30, 2007. All of the Company's foreign exchange forwards were closed during the three months then ended, and had been previously designated by management as fair value hedges of the Company's investment in Euro denominated collateralized loan obligation investment funds.

Gains and losses recognized in relation to financial instruments at fair value through profit or loss were as follows:

	For the Three Months Ended September 30, 2007	For the Nine Months Ended September 30, 2007
Gains/(losses)		
Net realized gain - closed derivative positions	$ 1,205	$ 529
Net realized losses - closed AFS positions	(46,033)	(45,326)
Net realized loss - foreign exchange translation on hedge AFS investment	(721)	-
Total net loss	$ (45,549)	$ (44,797)

(U.S. dollars in thousands, except share and per share amounts)

6. Borrowings

Financing Residential Mortgage Backed Securities
Repurchase Agreements
The Group's primary source of financing RMBS assets is repurchase agreements. The Group may also utilize additional financing strategies, including other secured financing facilities and bank credit facilities. At September 30, 2007 and December 31, 2006, the Group had $21,648,779 and $6,745,918 outstanding as borrowings under repurchase agreements with a weighted average borrowing rate of 5.13% and 5.31%, and a weighted average remaining maturity of 17 and 12 days and accrued interest payable of $23,023 and $21,855, respectively. The collateral for these borrowings, which was held by counterparties at September 30, 2007 and December 31, 2006, was comprised of Group-owned securities with a fair value of $22,336,264 and $6,851,195, respectively. Interest expense under the Company's repurchase agreements for the three and nine month periods ended September 30, 2007 were $296,873 and $661,591, respectively.

At December 31, 2006, the Group had repurchase agreements with the following counterparties:

Counterparty	Amount	Weighted Average Maturity Remaining (Days)	Weighted Average Interest Rate (%)
Bear Stearns & Co. Inc.	$ 216,427	25	5.31
Bank of America L.L.C.	1,234,194	4	5.31
Deutsche Bank Securities Inc.	801,659	10	5.30
J.P. Morgan Securities Inc.	647,214	12	5.31
Lehman Brothers Inc.	2,968,023	14	5.31
UBS Securities L.L.C.	878,401	17	5.30
	$ 6,745,918		

At September 30, 2007, the Group had repurchase agreements with the following counterparties:

Counterparty	Amount	Weighted Average Maturity Remaining (Days)	Weighted Average Interest Rate (%)
Bear Stearns & Co. Inc.	$ 1,491,947	25	5.13
Deutsche Bank Securities Inc.	1,775,376	1	5.05
BNP Paribas Securities Corp.	1,298,537	2	5.40
Lehman Brothers Inc.	3,977,922	20	5.20
UBS Securities L.L.C.	2,502,279	20	5.02
Calyon Securities (USA) Inc.	1,391,605	23	5.18
Goldman, Sachs & Co.	97,730	1	5.25
Morgan Stanley	140,327	25	5.10
Merrill Lynch & Company, Inc.	783,073	1	5.10
Citibank Global Markets Inc.	6,689,181	20	5.03
ING Financial Markets LLC	1,500,802	15	5.40
	$ 21,648,779		

(U.S. dollars in thousands, except share and per share amounts)

As of November 13, 2007, two counterparties had agreed to provide, or had increased their commitment to provide, financing of up to $3 billion of the Company's RMBS investments under repurchase agreements. The Company has begun using a portion of the $3 billion of additional financing to reduce the concentration of borrowings. The Company also subsequently obtained an additional $2 billion of additional repurchase agreement financing for RMBS.

Financing Credit Products

Revolving Credit Facility

On May 8, 2007 CCIL entered into a credit agreement which allows CCIL to borrow on a senior secured revolving basis, subject to the terms and conditions set forth therein, up to $50,000 (the "Senior Facility"). In general, borrowings under the Senior Facility bear interest, at CCIL's option, at either the federal funds rate plus a margin of 0.575%, or a rate based on LIBOR plus a margin of 0.45%. The Senior Facility will terminate on May 8, 2017 unless, upon written notice at any annual anniversary, a lender terminates its commitment earlier. Amounts drawn under the Senior Facility may be repaid at any time prior to maturity in whole or in part at the election of CCIL. As of September 30, 2007, CCIL had no borrowings outstanding under the Senior Facility.

Senior Secured Notes

On May 8, 2007, CCIL entered into an indenture agreement and indenture trustee agreement, pursuant to which CCIL may issue multiple series of senior secured notes, which may be term notes or variable funding notes (collectively the "Notes"). The aggregate principal amount of the Notes (excluding certain rollover notes intended to facilitate the refinancing of existing Notes) issued and outstanding under the indenture at any time may not exceed $2,000,000 and the Senior Facility and Notes rank pari passu with each other. The Company's ability to issue notes ends May 8, 2017.

On May 8, 2007, CCIL issued $600,000 aggregate principal amount of Notes, $150,000, of which matures on December 8, 2007 and May 8, 2008 and $100,000 of which matures on March 8, 2008, April 8, 2008 and June 3, 2008. On June 1, 2007, CCIL issued $200,000 aggregate principal amount of term Notes, $75,000 of which matures on January 1, 2008 and $125,000 on June 30, 2008. These Notes bear interest at either one-month LIBOR plus 0.06% or three-month LIBOR plus 0.06% subject to a 25 basis point step-up if not redeemed one month prior to their final legal maturity. The net proceeds of these Note issuances were applied to the repayment of the secured revolving loan, discussed further below, and to purchase bank loans.

On September 28, and October 1, 2007, Notes totaling $750,000 and $50,000 respectively were redeemed prior to their stated maturity at par plus accrued interest. At September 30, 2007, the following Note was outstanding.

Series	Issue Amount	Issue Date	Maturity	Interest	Rate at September 30, 2007	Payments
2007-1	$50,000	5/8/2007	12/8/2007	3 mo. LIBOR + .06%	5.36 %	Quarterly

Interest expense incurred on the Notes for the three and nine months ended September 30, 2007 was $15,426 and $21,292, respectively. Interest accrued on the remaining Note was $427 at September 30, 2007. CCIL incurred debt issuance costs of $4,752 in connection with the Notes program and amortized $434 in the quarter ended September 30, 2007. The Company has not determined when or if it will utilize

(U.S. dollars in thousands, except share and per share amounts)

the Note program again; as a result, all remaining unamortized costs of the program were expensed during the three months ended September 30, 2007.

On May 8, 2007, CCIL also entered into a variable funding note purchase agreement, pursuant to which it may issue, and has received commitments from the variable funding note purchaser to purchase, up to $250,000 aggregate principal amount outstanding at any time of variable funding notes. These variable funding notes will mature, and the commitment to purchase them will expire, on May 8, 2010, unless extended. No variable funding notes were outstanding as of September 30, 2007. The Company has not determined when or if it will utilize the variable funding note purchase commitment.

Secured Revolving Loan
On October 11, 2006, CCIL entered into a credit agreement which allowed CCIL to borrow on a secured basis, subject to the terms and conditions set forth therein, up to $600,000 under an extendable revolving credit facility ("Credit Facility"). Outstanding amounts under the Credit Facility accrued interest at one-month LIBOR plus 45 basis points. As of September 30, 2007 and December 31, 2006, CCIL had borrowed $0 and $218,300, respectively, under the Credit Facility at a weighted effective annual interest rate of 5.85% at December 31, 2006. The Credit Facility was repaid on May 8, 2007 with proceeds from the senior secured notes. Interest expense incurred on the Credit Facility for the three and nine months ended September 30, 2007 was $0 and $8,022, respectively and interest accrued was $0 and $583 at September 30, 2007 and December 31, 2006, respectively.

Financing the Group
Subordinated loan
On August 20, 2007, the Company entered into a credit agreement ("Credit Agreement") which allowed CCIL to borrow on an unsecured and subordinated basis, subject to the terms and conditions set forth therein, up to $100,000 under a credit facility provided the The Carlyle Group. Outstanding amounts under the Credit Agreement accrue interest at 10% per annum and are due on August 20, 2008. As of September 30, 2007, CCIL had borrowed $100,000 and accrued interest of approximately $1,093.

On November 13, 2007, the Company repaid the amounts outstanding under the Credit Agreement. On the same date, the Company entered into a revolving credit agreement ("Revolving Agreement") with The Carlyle Group which permits the Company to borrow, re-pay and re-borrow up to $100,000. The Revolving Agreement expires on January 2, 2009 and amounts outstanding under the Revolving Agreement accrue interest at 10% per annum. Unless terminated earlier, the Company is required to pay a $250 commitment fee on each of December 31, 2007, March 31, 2008, June 30, 2008 and September 30, 2008.

Bridge loan
On May 10, 2007, the Company entered into a term loan with various financial institutions pursuant to which the Company was able to borrow up to $191,667 (the "Bridge Loan"). The proceeds of the Bridge Loan were used to make additional investments. The loan was obtained in contemplation of completing the global offering and was required to be repaid from the proceeds of the global offering. The Bridge Loan was unsecured and guaranteed by certain of the Company's subsidiaries. As of September 30, 2007, the Company had no Bridge Loan borrowings as it was repaid on July 11, 2007. Interest expense incurred on the Bridge Loan borrowings were $363 and $1,798 for the three and nine months then ended. The average interest rate was 6.82%.

(U.S. dollars in thousands, except share and per share amounts)

7. Share Capital/Premium

The Company's authorized share capital currently consists of Class A voting and Class B non-voting ordinary shares. The six Class A Shares outstanding are individually held by non-U.S. partners of The Carlyle Group. Class A shares do not participate in any profit or loss of the Company. As of December 31, 2006, 13,154,000 Class B shares were issued and fully paid. On February 28, 2007 investors purchased 16,846,000 of Class B shares. At September 30, 2007, Directors of the Company and employees and affiliates held 3,553,600 of the Class B shares. The table below details the share capital:

	September 30, 2007	December 31, 2006
Authorized shares		
Class A voting shares	100	100
Class B non-voting shares	500,000,000	30,000,000
Issued and fully paid		
Class A voting shares at par (par value $.01 per share)	-	-
Class B non-voting shares at par (par value $.01 per share)	$ 511	$ 132
Total share capital	$ 511	$ 132
Class B Share premium, before share issuance costs and transfer to distributable reserves	$ 944,983	$ 262,948
Add share based compensation	11,840	-
Less transfer to distributable reserve	(550,000)	-
Less share issuance costs	(34,386)	(1,190)
Total share premium	$ 372,437	$ 261,758

Total equity per Class B share at September 30, 2007 was $13.54.

On February 15, 2007, the Company passed a special resolution to reduce its share capital. As required under The Companies (Guernsey) Law, 1994 (as amended), the resolution was approved by the Royal Court in Guernsey on March 16, 2007. On March 31, 2007 $550,000 was transferred from the existing share premium account to distributable reserves to assist the Directors in managing the dividend policy. Further, on April 26, 2007 the Board of Directors approved an increase in the amount of authorized Class B shares to 500,000,000.

Dividends
We did not declare a dividend during the three months ended September 30, 2007. The payment and amount of any dividends will remain within the discretion of the board of directors.

Loss Per Share
Basic and diluted (loss) per share is calculated by dividing the net loss attributable to the Company's Class B shareholders by the weighted average number of Class B shares outstanding during the period. As of September 30, 2007, the Company has 2,650,113 unvested restricted shares outstanding that are potentially dilutive. However, the effect of including those shares when computing diluted (loss) per Class B share is anti-dilutive because of the net loss in each period presented and, accordingly, has been excluded in calculating the loss per Class B share for the three and nine month periods ended September 30, 2007.

(U.S. dollars in thousands, except share and per share amounts)

Net loss per Class B share is computed for the periods as follows:

	For the Three Months Ended September 30, 2007	For the Nine Months Ended September 30, 2007
Net loss attributable to Class B shareholders	$ (34,214)	$ (804)
Weighted average number of class B shares in issue	46,012,333	31,993,592
Basic loss per Class B share	$ (0.74)	$ (0.03)

The Group has not issued any other instruments that are potentially dilutive.

On April 26, 2007, the Directors of the Company authorized the Company to re-purchase up to 10% of its issued shares at a price not to exceed 105% of the 5-day average market price. This authority will expire at the annual general meeting in 2008. There were no open market share re-purchases during the nine month period ended September 30, 2007.

On July 11, 2007, the Company made a restricted grant of 7,895 Class B shares (or Restricted Depositary Shares in the case of U.S. Directors) to each of the Company's three independent directors (23,685 shares in total). The fair value of the Class B shares on July 11, 2007 was $19.00. The Company also made a restricted stock grant of 2,867,347 Restricted Depositary Shares to CIM. The average Class B share price used to measure share-based compensation expense for the award to CIM during the three months ended September 30, 2007 was $15.84 per share. Total share based compensation expense recognized during the three and nine months ended September 30, 2007 was $11,840.

The restricted stock grant to CIM and each independent director vests and becomes non-forfeitable as to one twelfth of the shares granted on the last day of each fiscal quarter, beginning with the quarter encompassing the date of grant. So long as the grantee continues to provide service to the Company, the grantee is entitled to all of the rights associated with Class B shares, including a right to any dividends granted. In the event that the grantee does not continue to provide service to the Company, any unvested shares are forfeited. See also Note 8, Related-party transactions, where the Company's equity incentive plans are discussed further.

8. Related-Party Transactions

The Group is managed by CIM, an affiliate of The Carlyle Group. CIM is responsible for selecting, evaluating, diligencing, negotiating and structuring, executing, monitoring and exiting investments and managing un-invested capital for the Group. Under the terms of the investment management agreement, CIM is appointed for a one year term which will be automatically renewed for additional one-year terms as of each anniversary thereof unless it is terminated as follows: (1) by CIM at any time upon 180 business days notice or (2) upon the occurrence of (a) a resolution adopted by a majority of the independent members of the Board of Directors and not otherwise affiliated with CIM and (b) a resolution adopted by the holders of at least 66 2/3% of the Shares (excluding any such shares held by affiliates or employees of CIM).

The Group expects CIM to have access to the resources and core competencies of The Carlyle Group, with a specific focus on utilizing the investment knowledge of The Carlyle Group's U.S. Leverage

(U.S. dollars in thousands, except share and per share amounts)

Finance, Mezzanine Debt, Distressed Debt and European Leveraged Finance investment units by directly investing or co-investing in their respective funds, products and other investments.

Directors
Directors' fees and expenses for the three and nine months ended September 30, 2007 were approximately $94 and $258, respectively, and are included within professional services expenses.

Management Fee
CIM receives compensation in the form of a management fee payable quarterly, in arrears. The management fee is computed each quarter as an amount equal to the product of (i) 0.4375% (equal to 1.75% per annum) and (ii) the Group's Equity, as defined, in respect of each quarter. For purposes of calculating the management fee, Equity means the sum of the net proceeds from any issuance of the shares, net of issuance costs plus accumulated (deficit) earnings prior to any non-cash equity compensation expense incurred in the current or prior periods. The definition of equity for this calculation excludes fair value adjustments on AFS securities accounted for within fair value reserves in the condensed consolidated statement of changes in equity. Management fees are adjusted for any such fees incurred with respect to investments in other Funds advised by CIM or affiliates of The Carlyle Group. The management fees earned by CIM for the three and nine month periods ended September 30, 2007 were $3,918 and 8,339, respectively. Unpaid management fees are included in accounts payable and accrued expenses in the accompanying condensed consolidated balance sheets.

Incentive Fee
CIM is also entitled to receive an incentive fee payable quarterly, in arrears. The incentive fee is computed each quarter as an amount equal to the product of (i) 25% of the dollar amount by which the Group's net income, before accounting for the incentive fee, per weighted average Class B share for such quarter, exceeds an amount equal to the product of (A)\ the weighted average of the price per Class B share for all issuances of Class B shares after deducting any issuance costs and (B) the greater of (1) 2.00% or (2) 0.50% plus one fourth of the Ten Year Treasury Rate for such quarter, and (ii) the weighted average number of Class B shares outstanding during such quarter. Net income for purposes of this calculation is before non-cash equity compensation expense. Incentive fees are adjusted for any such fees incurred with respect to investments in other Funds advised by CIM or affiliates of The Carlyle Group. The incentive fees earned and paid to CIM for the three and nine month periods ended September 30, 2007 were $0, and $4,681, respectively.

Equity Incentive Plan
On April 26, 2007, the Company established a restricted equity incentive plan for individuals (the "individual equity plan") which provides for the grant of RDSs or, as applicable, Class B shares to the Company's independent directors and, as selected by the Company's board of directors in its discretion, to other individuals who provide services to the Company. It is intended that the awards under the individual equity plan will be primarily granted to the Company's independent directors.

The Company also established a restricted equity incentive plan for entities (the "entity equity plan" and, together with the individual equity plan, the "equity plans") which provides for the grant of RDSs (or, if applicable, Class B shares) to CIM and other advisors or consultants to the Company that are non-natural persons, as selected by the Company's board of directors in its discretion.

The equity plans are administered by the Company's board of directors or, at its sole discretion, by a committee of the Company's board of directors. The incentive plans each have a term of ten years. The equity plans are intended to constitute "unfunded" arrangements for incentive compensation. On July 11,

(U.S. dollars in thousands, except share and per share amounts)

2007 the Company made grants of restricted stock to the Company's independent directors and The Carlyle Group totalling 2,891,032 Class B shares (or RDS's representing Class B Shares) which is the maximum permitted under the equity plans. The Company is not permitted to make any additional grants under our equity incentive plans at this time. The share based compensation expense for the three and nine months ended September 30, 2007 was $11,840.

Investment in Affiliated Funds
At December 31, 2006, the Group held investments in two collateralized loan obligation investment funds ("CLOs"), managed by affiliates of The Carlyle Group having aggregate fair values of $12,598. The Company's on-going commitments to affiliated funds or investments in affiliated funds are discussed further below. During the nine months ended September 30, 2007 the Group received $2,446 of distributions from its investments in collateralized loan obligations.

Asset Sales
On August 27, 2007, the Company transferred its investments in four Carlyle Group sponsored CLOs to affiliates of The Carlyle Group for the Company's carrying amount of the investments (exclusive of foreign currency effects). Similarly, the Company transferred all of its co-investments in mezzanine debt securities to affiliates of The Carlyle Group for the Company's carrying amount of the investments. The transfers totaling $59,937 were made in order to augment the Company's liquidity. The CLO and mezzanine securities are unregistered, illiquid and difficult to reliably estimate the fair value of, particularly in volatile market conditions. The Company's historic practice was to estimate the fair value of those investments no more frequently than quarterly. Consistent with that practice, the Company did not value the CLO and mezzanine securities immediately before the transfer and the amount of the proceeds were determined using the estimated fair value of the securities as of June 30, 2007. Because the CLO and mezzanine securities are unregistered, illiquid and difficult to reliably estimate the fair value of, particularly in the volatile market conditions of the third quarter "liquidity crisis", the Company has not, at present, determined the fair value of those securities. However, the Company believes that the proceeds from the sale of the investments exceed their combined fair value at the time of the transfer and, as such, the transfer was in the best interest of the Company.

The Group had previously made an unfunded commitment of $75,000 to one affiliated investment fund. That commitment was assumed by an affiliate of The Carlyle Group on August, 27, 2007 at no cost. The Group's remaining unfunded commitment is for $25,000 to Carlyle Global CLO Partners, an affiliated entity.

Lending
The Carlyle Group agreed to lend the Company up to $200,000. First, on August 20, 2007, the Company entered into a credit agreement with The Carlyle Group to borrow, on an unsecured and subordinated basis, subject to the terms and conditions set forth therein, up to $100,000. Second, on August 27, 2007, The Carlyle Group committed to lend the Company up to $100,000 in the form of a secured "bridge" loan in order to provide the Group with immediate access to the net proceeds from the Company's bank loan sales (as opposed to waiting until the settlement of such trades). The Group ultimately did not have a need for the bridge financing and it expired in October 2007.

Interest on the unsecured and subordinated loan bears interest at 10% per annum and principal and interest is payable on August 20, 2008. As of September 30, 2007, the Company had accrued interest of approximately $1.1 million.

(U.S. dollars in thousands, except share and per share amounts)

Other
CIM bears all expenses arising out of the performance of its investment advisory responsibilities and duties but is not responsible for any expenses of the Group. CIM is reimbursed for all non-investment advisory related fees and expenses that it incurs on behalf of the Group. The Group is required to pay a portion of rent, telephone, utilities, office furniture, machinery and other office, internal and overhead expenses of The Carlyle Group and its affiliates required for the Group operations. Because CIM's employees perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants would otherwise perform for the Group, CIM is reimbursed for the cost of performing such services.

For the year ending December 31, 2007, the Group has agreed to reimburse The Carlyle Group $270 for office rent, furniture and supplies and $900 for overhead services that outside professionals would otherwise perform. The actual cost of personnel fully dedicated to the Group was $288 and $832 for the three and nine month periods ended September 30, 2007, respectively. As of September 30, 2007, $614 was included in accrued expenses for amounts due to CIM under the agreement.

At September 30, 2007 and December 31, 2006, Directors of the Company and employees and affiliates of The Carlyle Group owned all the voting share capital and $71,072 and $63,680, respectively of the non-voting share capital of the Company. At December 31, 2006, the Directors of the Company had personal investments in Carlyle High Yield Partners IX, Ltd. of $475; in CELF Loan Partners III PLC of $1,542; CELF Loan Partners IV PLC $885; and CELF Europe Credit Partners PLC of $1,901; the Group no longer owned these investments at September 30, 2007.

RECEIVED

CARLYLE CAPITAL

Investment Manager's Monthly Report
June 30, 2007

This monthly report does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any shares or other securities of Carlyle Capital Corporation Limited (the "Company"). The Company's investment manager is Carlyle Investment Management L.L.C. ("The Carlyle Group").

The information contained herein is for information purposes only and does not purport to contain all the information that may be required to evaluate the Company or its financial position. Nothing in this presentation is intended to be taken by, and should not be taken by, any individual recipient as investment advice, a recommendation to buy, hold or sell any security, or an offer to sell or a solicitation of offers to purchase any security. Accordingly, this monthly report (or its distribution or publication on the Company's website) should not form the basis of, or be relied on in connection with, any contract or investment decision. The offering memorandum relating to the Company contains additional information about the investment objective, terms and conditions of the Company, tax information and risk disclosure that should be reviewed prior to making an investment decision regarding the Company. This monthly report is qualified in its entirety by such offering memorandum, which should be read completely before making any investment. An investment in the Company would be speculative and would involve significant risks.

The financial information contained herein has not been audited and is subject to change. This monthly report is only as of its date and neither the Company nor The Carlyle Group is under any obligation to update the information contained herein. The information contained herein is based on certain assumptions and estimates; actual results will seldom equal the estimates.

Certain of the information contained in this monthly report represents or is based upon forward looking statements or information. Forward-looking statements are inherently uncertain, and changing factors, such as those affecting the markets generally, or those affecting particular industries or issuers, may cause events or results to differ from those discussed. Therefore, undue reliance should not be placed on such statements or the conclusions drawn therefrom, which in no event shall be construed as a guarantee of future performance, results or courses of action. The Carlyle Group and the Company expressly disclaim any obligation or undertaking to update or revise any such forward-looking statements.

No representation or warranty whatsoever, whether express or implied, is given by or on behalf of the Company, The Carlyle Group, their affiliates, or their respective directors, officers or employees or any other person as to the accuracy or completeness of the information or the opinions contained in this monthly report. None of the Company, The Carlyle Group, any of their affiliates, or their respective directors, officers or employees or any other person accepts any liability whatsoever for any such information or opinions. Nothing contained herein shall be relied upon as a promise or representation whether as to past or future performance of the Company, any other entity, any securities or any asset class in the Company's portfolio.

No statement in this monthly report is intended to be nor may be construed as a profit or dividend forecast and there can be no assurance that the assumptions described herein, the returns and targets (including without limitation target portfolio composition) indicated herein will be achieved.

CARLYLE CAPITAL

INVESTMENT MANAGER'S MONTHLY REPORT

	June 30, 2007
Total investment assets[1] (U.S. dollars in thousands)	$22,724,261
Number of Class A shares outstanding	6
Number of Class B shares outstanding[2]	30,000,000

Capital Allocation[3] – as of June 30, 2007



53% RMBS
25% Liquidity Cushion
15% US Bank Loans/Hig Yield/CDOs/CLOs
5% European Bank Loans/High Yield/CDOs/
2% Mezzanine Debt

Investment Asset Allocation[4] – as of June 30, 2007



95% RMBS
4% US Bank Loans/High Yield/CDOs/CLOs
1% Liquidity Cushion
<1% European Bank Loans/High Yield/CDOs/CLOs
<1% Mezzanine Debt

Asset Ratings – as of June 30, 2007



96% AAA
4% Other

---

[1] The estimated fair value of investment assets without readily determinable market prices was approximately $60.1 million.

[2] As a result of completing our initial global offering, on July 11, 2007, we issued an additional 18,183,873 Class B shares.

[3] In May 2007, we borrowed approximately $191.7 million on an unsecured basis to begin investing the expected proceeds from our initial global offering. We view the loan from the placement agents as "Pre-Capital" and internally measure all metrics of our portfolio, including compliance with investment guidelines and leverage ratios, as if the loan were equity.

[4] The proportion of our capital allocated to various asset classes is not equal to the proportion of our total investment assets in each such asset class due to our use of differing degrees of leverage in each asset class.

CARLYLE CAPITAL

Investment Manager's Monthly Report
July 31, 2007

CARLYLE CAPITAL

INVESTMENT MANAGER'S MONTHLY REPORT

	July 31, 2007
Total investment assets[1] (U.S. dollars in thousands)	$23,940,578
Number of Class A shares outstanding	6
Number of Class B shares outstanding	51,074,905

Capital Allocation – as of July 31, 2007



50% RMBS
26% Liquidity Cushion
17% US Bank Loans/High Yield/CDOs/CLOs
5% European Bank Loans/High Yield/ CDOs/CLOs
2% Mezzanine Debt

Investment Asset Allocation[2] – as of July 31, 2007



95% RMBS
4% US Bank Loans/High Yield/CDOs/CLOs
1% Liquidity Cushion
<1% European Bank Loans/High Yield/CDOs/CLOs
<1% Mezzanine Debt

Asset Ratings – as of July 31, 2007



96% AAA
4% Other

[1] The estimated fair value of investment assets without readily determinable market prices was approximately $60.9 million. This amount does not include unencumbered cash and cash equivalents of $62.2 million.

[2] The proportion of our capital allocated to various asset classes is not equal to the proportion of our total investment assets in each such asset class due to our use of differing degrees of leverage in each asset class.

CARLYLE CAPITAL

Investment Manager's Monthly Report
August 31, 2007

CARLYLE CAPITAL

INVESTMENT MANAGER'S MONTHLY REPORT

	August 31, 2007
Total investment assets[1] (U.S. dollars in thousands)	$22,679,651
Number of Class A shares outstanding	6
Number of Class B shares outstanding	51,074,905

Capital Allocation – as of August 31, 2007


77% RMBS
14% Liquidity Cushion
9% US Bank Loans

Investment Asset Allocation[2] – as of August 31, 2007


99% RMBS
<1% US Bank Loans
<1% Liquidity Cushion

Asset Ratings – as of August 31, 2007


99% AAA
<1% Other

[1] This amount does not include unencumbered cash and cash equivalents of $62.1 million.
[2] The proportion of our capital allocated to various asset classes is not equal to the proportion of our total investment assets in each such asset class due to our use of differing degrees of leverage in each asset class.

CARLYLE CAPITAL

CORPORATION LIMITED

Investment Manager's Monthly Report
September 30, 2007

This monthly report does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any shares or other securities of Carlyle Capital Corporation Limited (the "Company"). The Company's investment manager is Carlyle Investment Management L.L.C. ("The Carlyle Group").

The information contained herein is for information purposes only and does not purport to contain all the information that may be required to evaluate the Company or its financial position. Nothing in this presentation is intended to be taken by, and should not be taken by, any individual recipient as investment advice, a recommendation to buy, hold or sell any security, or an offer to sell or a solicitation of offers to purchase any security. Accordingly, this monthly report (or its distribution or publication on the Company's website) should not form the basis of, or be relied on in connection with, any contract or investment decision. The offering memorandum relating to the Company contains additional information about the investment objective, terms and conditions of the Company, tax information and risk disclosure that should be reviewed prior to making an investment decision regarding the Company. This monthly report is qualified in its entirety by such offering memorandum, which should be read completely before making any investment. An investment in the Company would be speculative and would involve significant risks.

The information set forth herein supersedes and replaces any previous guidance and estimates of book value provided by the Company for the period covered by this monthly report. Any previous statements should not be relied upon. The financial information contained herein has not been audited and is subject to change. This monthly report is only as of its date and neither the Company nor The Carlyle Group is under any obligation to update the information contained herein. The information contained herein is based on certain assumptions and estimates; actual results will seldom equal the estimates.

Certain of the information contained in this monthly report represents or is based upon forward looking statements or information. Forward-looking statements are inherently uncertain, and changing factors, such as those affecting the markets generally, or those affecting particular industries or issuers, may cause events or results to differ from those discussed. Therefore, undue reliance should not be placed on such statements or the conclusions drawn therefrom, which in no event shall be construed as a guarantee of future performance, results or courses of action. The Carlyle Group and the Company expressly disclaim any obligation or undertaking to update or revise any such forward-looking statements.

No representation or warranty whatsoever, whether express or implied, is given by or on behalf of the Company, The Carlyle Group, their affiliates, or their respective directors, officers or employees or any other person as to the accuracy or completeness of the information or the opinions contained in this monthly report. None of the Company, The Carlyle Group, any of their affiliates, or their respective directors, officers or employees or any other person accepts any liability whatsoever for any such information or opinions. Nothing contained herein shall be relied upon as a promise or representation whether as to past or future performance of the Company, any other entity, any securities or any asset class in the Company's portfolio.

No statement in this monthly report is intended to be nor may be construed as a profit or dividend forecast and there can be no assurance that the assumptions described herein, the returns and targets (including without limitation target portfolio composition) indicated herein will be achieved.

CARLYLE CAPITAL

INVESTMENT MANAGER'S MONTHLY REPORT

	As of September 30, 2007
Total investment assets[1] (U.S. dollars in thousands)	$22,393,089
Number of Class A shares outstanding	6
Number of Class B shares outstanding	51,074,905
Preliminary estimate of net asset value (U.S. dollars in thousands)	$679,500 – $705,000
Preliminary estimate of diluted net asset value per Class B share[2]	$13.30 - $13.80

Capital Allocation – as of September 30, 2007



86% US Agency RMBS
10% Liquidity Cushion
1% US Bank Loans
3% Other - Receivable, Net Bank Loan Settlements

Investment Asset Allocation[3] – as of September 30, 2007



99% US Agency RMBS
<1% Liquidity Cushion
<1% US Bank Loans
<1% Other - Receivable, Net Bank Loan Settlements

Asset Ratings – as of September 30, 2007



99% AAA
<1% Other

---

[1] This amount does not include unencumbered cash and cash equivalents of $18.3 million.

[2] Diluted net asset value per share is based on all outstanding Class B shares. On July 11, 2007, the Company made grants of restricted stock to its independent directors and The Carlyle Group totaling 2,891,032 Class B shares; as of September 30, 2007, 240,919 of those shares had vested.

[3] The proportion of our capital allocated to various asset classes is not equal to the proportion of our total investment assets in each such asset class due to our use of differing degrees of leverage in each asset class.

RECEIVED

CARLYLE CAPITAL

CORPORATION LIMITED

Investment Manager's Monthly Report
October 31, 2007

CARLYLE CAPITAL

INVESTMENT MANAGER'S MONTHLY REPORT

	As of October 31, 2007
Total investment assets[1] (U.S. dollars in thousands)	$22,170,288
Number of Class A shares outstanding	6
Number of Class B shares outstanding	51,074,905
Preliminary estimate of net asset value (U.S. dollars in thousands)	$661,500 – $686,500
Preliminary estimate of diluted net asset value per Class B share[2]	$12.95 - $13.45

Capital Allocation – as of October 31, 2007


77% US Agency RMBS
22% Liquidity Cushion
1% Other

Investment Asset Allocation[3] – as of October 31, 2007


99% US Agency RMBS
<1% Liquidity Cushion
<1% Other

Asset Ratings – as of October 31, 2007


99% AAA
<1% Other

[1] This amount does not include unencumbered cash and cash equivalents of $11.1 million.

[2] Diluted net asset value per share is based on all outstanding Class B shares. On July 11, 2007, the Company made grants of restricted stock to its independent directors and The Carlyle Group totaling 2,891,032 Class B shares; as of October 31, 2007, 240,919 of those shares had vested.

[3] The proportion of our capital allocated to various asset classes is not equal to the proportion of our total investment assets in each such asset class due to our use of differing degrees of leverage in each asset class.

CARLYLE CAPITAL
CORPORATION LIMITED

Investment Manager's Monthly Report
November 30, 2007

CARLYLE CAPITAL
CORPORATION LIMITED

INVESTMENT MANAGER'S MONTHLY REPORT

	As of November 30, 2007
Total investment assets[1] (U.S. dollars in thousands)	$21,936,148
Number of Class A shares outstanding	6
Number of Class B shares outstanding	51,074,905
Preliminary estimate of net asset value (U.S. dollars in thousands)	$661,500 – $686,500
Preliminary estimate of diluted net asset value per Class B share[2]	$12.95 - $13.45

Investment Asset Allocation – as of November 30, 2007


■ 99% US Agency RMBS
□ <1% Liquidity Cushion
□ <1% Other

Asset Ratings – as of November 30, 2007


■ 99% AAA
□ 1% Other

[1] This amount does not include unencumbered cash and cash equivalents of $10.7 million.

[2] Diluted net asset value per share is based on all outstanding Class B shares. On July 11, 2007, the Company made grants of restricted stock to its independent directors and The Carlyle Group totaling 2,891,032 Class B shares; as of November 30, 2007, 240,919 of those shares had vested.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

Carlyle Capital Corporation Limited

News Release

For Immediate Release
August 3, 2007

Contact: Emma Thorpe
+44 207 894 1630

Media Advisory: Second Quarter 2007 Financial Results

Guernsey – Carlyle Capital Corporation Limited (Amsterdam: CCC; GG00B1VYV826) (the "Company") today confirmed that it will hold a conference call with financial analysts to present its second quarter 2007 financial results and to respond to questions on Wednesday, August 22, 2007 at 9:00 A.M. (EDT) (2:00 P.M. London). The call may be accessed by dialing (800) 310-6649 (North America) or (719) 457-2693 (International); a pass code is not required but callers should reference "CCC's Quarterly Results Call." John C. Stomber, President, Chief Executive Officer and Chief Investment Officer will host the call.

On July 27, 2007, the Company filed its unaudited interim condensed consolidated financial statements and footnotes thereto as of and for the period ended June 30, 2007, its related management discussion and analysis ("MD&A"), and a letter from the Company's Chief Executive Officer with the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the Guernsey Financial Services Commission. The Company has also posted these documents on its website (www.carlylecapitalcorp.com). Participants in the conference call are encouraged to carefully read the Company's interim condensed consolidated financial statements and footnotes thereto, the related MD&A, and the letter from the Company's Chief Executive Officer.

About Carlyle Capital Corporation

The Company is a Guernsey limited company that was formed on August 29, 2006. The Company's objective is to achieve attractive risk-adjusted returns for shareholders through current income and, to a lesser extent, capital appreciation. Management seeks to achieve this objective by investing in a diversified portfolio of fixed income assets consisting of mortgage products and leveraged finance assets. Management employs leverage to finance the Company's investments. Income is generated primarily from the difference between the interest income earned on the Company's assets and the costs of financing those assets as well as from capital gains generated when the Company disposes of assets.

Carlyle Investment Management L.L.C. ("CIM") manages the Company pursuant to a management agreement. CIM is a registered investment adviser under the U.S. Investment Advisers Act of 1940 and is an affiliate of T.C. Group, L.L.C. (T.C. Group, L.L.C. and its affiliates, collectively, "The Carlyle Group").

This press release does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any shares or other securities of Carlyle Capital Corporation Limited. The Class B shares and the related restricted depository shares of the Company are subject to a number of ownership and transfer restrictions, including restrictions that limit the ability of U.S. persons to acquire or hold such securities.

CARLYLE CAPITAL

Investor Contacts:

U.S:
Julie Prozeller
FD
1 212 850 5608
julie.prozeller@fd.com

UK:
Robert Bailhache
FD
44 (0)20 7269 7200
robert.bailhache@fd.com

Carlyle Capital Corporation to Webcast Company Briefing

New York, September 7, 2007 - Carlyle Capital Corporation Limited (Amsterdam: CCC; GG00B1VYV826) (the "Company") today announced that James H. Hance, Jr., Director and Chairman of the Board of Directors, and John C. Stomber, President, Chief Executive Officer and Chief Investment Officer will give a briefing on the Company at a private conference on Tuesday, September 11th, at 3:45 p.m. Eastern Daylight Time.

The briefing will be broadcast live over the Internet through the Company's website at www.carlylecapitalcorp.com. Replay of the webcast and a copy of the presentation will be available at this location for 30 days.

About Carlyle Capital Corporation

The Company is a Guernsey limited company that was formed on August 29, 2006. The Company's objective is to achieve attractive risk-adjusted returns for shareholders through current income and, to a lesser extent, capital appreciation. Management seeks to achieve this objective by investing in a diversified portfolio of fixed income assets consisting of mortgage products and leveraged finance assets. Management employs leverage to finance the Company's investments. Income is generated primarily from the difference between the interest income earned on the Company's assets and the costs of financing those assets, as well as from capital gains generated when the Company disposes of assets.

Carlyle Investment Management L.L.C. ("CIM") manages the Company pursuant to a management agreement. CIM is a registered investment adviser under the U.S. Investment Advisers Act of 1940 and is an affiliate of T.C. Group, L.L.C.

The Class B shares and the related restricted depository shares of the Company are subject to a number of ownership and transfer restrictions, including restrictions that limit the ability of U.S. persons to acquire or hold such securities.

CARLYLE CAPITAL

CORPORATION LIMITED

PO Box 543 • 1st Floor, Dorey Court • Admiral Park, St. Peter Port • Guernsey GY1 6HJ • Channel Islands • Tel: +44 1481 715601

Investor Contacts:
U.S:
Jack Gutt
FD
1 212 850 5725
Jack.gutt@fd.com

Europe:
Robert Bailhache
FD
44 (0)20 7269 7200
robert.bailhache@fd.com

Carlyle Capital Corporation Schedules Third Quarter 2007 Earnings Release and Conference Call

Guernsey, November 1, 2007 - Carlyle Capital Corporation Limited (Amsterdam: CCC; GG00B1VYV826) (the "Company") will host a conference call on November 15, 2007 at 10:00 a.m. EST to discuss the Company's results for the third quarter ended September 30, 2007.

Investors may listen to the conference call by dialing (877) 296-2302 (U.S. and Canada) or (706) 634-9628 (International). Participants can reference the Company name or conference code "22707788".

As a convenience, the conference call can be replayed in its entirety beginning at 11:00 a.m. EST on November 15, 2007 through November 22, 2007. To access the replay of this conference call, please dial (973) 645-9291 and enter passcode "22707788".

The conference call will also be broadcast live through the Company's website at http://www.carlylecapitalcorp.com. Please go to the website at least 15 minutes prior to the call to register, download and install any necessary audio software.

About Carlyle Capital Corporation

The Company is a Guernsey limited company that was formed on August 29, 2006. The Company's long-term investment strategy is to achieve attractive risk-adjusted returns for shareholders through current income and, to a lesser extent, capital appreciation. Management will seek to achieve this objective by investing in a diversified portfolio of fixed income assets

consisting of mortgage products and leveraged finance assets. Management employs leverage to finance the Company's investments. Income is generated primarily from the difference between the interest income earned on the Company's assets and the costs of financing those assets, as well as from capital gains generated when the Company disposes of assets.

Carlyle Investment Management L.L.C. ("CIM") manages the Company pursuant to a management agreement. CIM is a registered investment adviser under the U.S. Investment Advisers Act of 1940 and is an affiliate of The Carlyle Group.

This press release does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any shares or other securities of Carlyle Capital Corporation Limited. Certain of the information contained in this press release represents or is based upon forward looking statements or information. Forward-looking statements are inherently uncertain, and changing factors, such as those affecting the markets generally, or those affecting particular industries or issuers, may cause events or results to differ from those discussed. Therefore, undue reliance should not be placed on such statements or the conclusions drawn therefrom, which in no event shall be construed as a guarantee of future performance, results or courses of action. Each of The Carlyle Group and the Company expressly disclaims any obligation or undertaking to update or revise any such forward-looking statements. No statement in this press release is intended to be nor may be construed as a profit or dividend forecast, and there can be no assurance that any assumptions described herein or any returns or targets indicated herein will be achieved.

The Class B shares and the related restricted depository shares of the Company are subject to a number of ownership and transfer restrictions, including restrictions that limit the ability of U.S. persons to acquire or hold such securities.

CARLYLE CAPITAL
CORPORATION LIMITED

PO Box 543 • 1st Floor, Dorey Court • Admiral Park, St. Peter Port • Guernsey GY1 6HJ • Channel Islands • Tel: +44 1481 715601

Investor Contacts:
U.S:
Jack Gutt
FD
1 212 850 5725
christina.corcoran@fd.com

UK:
Robert Bailhache
FD
44 (0)20 7269 7200
robert.bailhache@fd.com

Carlyle Capital Corporation to Webcast Company Briefing

New York, November 16, 2007 - Carlyle Capital Corporation Limited (Amsterdam: CCC; GG00B1VYV826) (the "Company") today announced that James H. Hance, Jr., Director and Chairman of the Board of Directors, and John C. Stomber, President, Chief Executive Officer and Chief Investment Officer will give a briefing on the Company at a private conference on Tuesday, November 20th, at 10:45 AM Central European Time, 4:45 AM Eastern Standard Time.

The briefing will be broadcast live over the Internet through the Company's website at http://www.carlylecapitalcorp.com. Replay of the webcast and a copy of the presentation will be available at this location for 30 days.

About Carlyle Capital Corporation

Carlyle Capital Corporation Limited is a Guernsey limited company that was formed on August 29, 2006. The Company's long-term objective is to achieve attractive risk-adjusted returns for shareholders through current income and, to a lesser extent, capital appreciation. In the future, the Company will seek to achieve this objective by investing in a diversified portfolio of fixed income assets consisting of mortgage products and leveraged finance assets. The Company employs leverage to finance its investments and its income is generated primarily from the difference between the interest income earned on its assets and the costs of financing those assets as well as from capital gains generated when the Company disposes of assets.

Carlyle Investment Management L.L.C. ("CIM") manages the Company pursuant to a management agreement. CIM is a registered investment adviser under the U.S. Investment Advisers Act of 1940 and is an affiliate of T.C. Group, L.L.C.

This press release does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any shares or other securities of Carlyle Capital Corporation Limited. The Class B shares and the related restricted depository shares of the Company are subject to a number of ownership and transfer restrictions, including restrictions that limit the ability of U.S. persons to acquire or hold such securities.

Carlyle Capital Corporation Limited

News Release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

For Immediate Release
May 14, 2007

Contact: Emma Thorpe
+44 207 894 1630

Carlyle Capital Corporation Limited to List Shares on Euronext Amsterdam

London, UK – Carlyle Capital Corporation Limited (CCC) today announced it intends to become a publicly traded company in the second or third quarter of 2007 with shares listed on Eurolist by Euronext, the regulated market of Euronext Amsterdam N.V. in the Netherlands, ticker symbol "CCC". CCC is a Guernsey-based investment company with a diversified portfolio of fixed income assets, including high grade AAA US Agency mortgages and credit products. CCC is an affiliate of global private equity firm The Carlyle Group.

CCC expects to have a total capitalization of approximately US$1 billion following the listing – approximately $400 million is expected to be raised in the offering through sales by CCC and certain selling shareholders, which will supplement $600 million that was raised in a private placement in the past year. As of March 31, 2007, CCC had invested a majority of the net proceeds of the private placement in a diversified portfolio of residential mortgage-backed securities and, with the use of leverage, acquired investment assets of approximately $17 billion. As a dividend yield vehicle, CCC expects to distribute approximately 90 percent of adjusted net income on a quarterly basis.

John C. Stomber, Chief Executive Officer of CCC, said, "The CCC management team has extensive experience managing diversified fixed income portfolios. CCC's investment grade assets will provide significant liquidity and attractive risk adjusted returns. Access to The Carlyle Group's infrastructure and industry expertise will be a significant competitive advantage for CCC."

CCC's Board of Directors:

- William E. Conway, Jr., Chairman of the Investment Committee; Co-founder of The Carlyle Group
- James H. Hance, Jr., Chairman of the Board; Senior Advisor to The Carlyle Group and former Vice Chairman of Bank of America
- John C. Stomber, Non-voting Director and Chief Executive Officer; Managing Director of The Carlyle Group
- Michael J. Zupon, Non-voting Director; Managing Director of The Carlyle Group
- Robert B. Allardice III, Independent Director and Chair of the Audit Committee; Former Chief Operating Officer of the Equity Department at Morgan Stanley
- John L. Loveridge, Independent Director; Former Managing Director of Redbridge Offshore Limited
- H. Jay Sarles, Independent Director; Former Vice Chairman of Bank of America

Joint book runners are: Citi, Bear Stearns, Goldman Sachs, JPMorgan, Lehman Brothers and Deutsche Bank

* * * * *

This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any other jurisdiction, and may not be offered or sold in the United States or in any other jurisdiction absent registration or an applicable exemption from the registration requirements of the Securities Act or from the registration requirements in any such other jurisdiction. No public offering of securities is being made in the United States or in any other jurisdiction.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons in (i), (ii) and (iii) above together being referred to as "relevant persons"). The shares will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

In any EEA Member State that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive"), other than in The Netherlands once a prospectus has been approved by the competent authority in The Netherlands, this communication is only addressed to and is only directed at qualified investors in that Member State within the meaning of the Prospectus Directive.

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Carlyle Capital Corporation Limited

Press Release

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION OUTSIDE OF THE NETHERLANDS

Amsterdam, The Netherlands June 28, 2007 – Carlyle Capital Corporation Limited (CCC) today announced that it has postponed the pricing date for its global offering of Class B shares. CCC is preparing a supplemental offering memorandum that will contain a revised timetable for the global offering and other changes to the terms of the global offering. This supplemental offering memorandum must be read in conjunction with the offering memorandum dated June 19, 2007 relating to the global offering.

The supplemental offering memorandum will be filed with the Netherlands Authority for the Financial Markets. Copies of the offering memorandum and, when available, the supplemental offering memorandum may be obtained free of charge from CCC at First Floor, Dorey Court, Admiral Park, St Peter Port, Guernsey GY1 6HJ, from the managers of the offering at their offices as set forth in the offering memorandum and from ING Bank N.V., the Dutch Paying Agent, at Van Heenvlietlaan 220, 1083 CN Amsterdam, The Netherlands, fax +31 20 7979607, email iss.pas@mail.ing.nl, tel. +31 20 7979398.

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This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any other jurisdiction, and may not be offered or sold in the United States or in any other jurisdiction absent registration or an applicable exemption from the registration requirements of the Securities Act or from the registration requirements in any such other jurisdiction. No public offering of securities is being made in the United States or in any other jurisdiction.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

Carlyle Capital Corporation Limited

News Release

For Immediate Release
June 29, 2007

Contact: Emma Thorpe
+44 207 894 1630

Carlyle Capital Corporation Limited Expects to Price Offering of Class B Shares on July 3, 2007 and Begin Trading on Euronext Amsterdam NV on July 4, 2007

London, UK – Carlyle Capital Corporation Limited (CCC) today announced that it has received approval on the supplemental offering memorandum dated June 29, 2007 from the Netherlands Authority for the Financial Markets in respect of the global offering of 15,962,673 of its Class B shares. 15,789,473 of the Class B shares are being offered by CCC and 173,200 are being offered by certain selling shareholders. In addition, the managers for the offering have an option to purchase up to 2,394,400 additional Class B shares from CCC to cover over-allotments. It is anticipated that the initial offering price will be $19 per Class B share. The final initial offering price will be announced in a pricing statement, which will be published on or about July 4, 2007.

The Class B shares are expected to trade on Eurolist by Euronext, the regulated market of Euronext Amsterdam N.V. in the Netherlands, under the ticker symbol "CCC". It is expected that the listing will become effective and that dealings in the Class B shares will commence on or about July 4, 2007 on an "as-if-and-when-issued" basis. Allotment of the Class B shares by each of the managers is expected to take place before the commencement of trading on Eurolist by Euronext on or about July 4, 2007. Delivery of the Class B shares is expected to be made against payment on or about July 11, 2007.

CCC is a Guernsey-based investment company with a diversified portfolio of fixed income assets including high-grade AAA rated US Agency mortgages and credit products. CCC is an affiliate of global private equity firm The Carlyle Group.

For further information in respect of the global offering, the Class B shares and CCC, reference is made to the offering memorandum dated June 19, 2007 and the supplemental offering memorandum dated June 29, 2007. The supplemental offering memorandum is supplemental to, forms part of and must be read in conjunction with the offering memorandum Copies of the offering memorandum and the supplemental offering memorandum, in the English language, may be obtained free of charge from CCC at First Floor, Dorey Court, Admiral Park, St Peter Port, Guernsey GY1 6HJ, Channel Islands, from the managers of the offering and from ING Bank N.V., the paying agent in the Netherlands, at Van Heenvlietlaan 220, 1083 CN Amsterdam, the Netherlands, fax +31 20 7979607, email iss.pas@mail.ing.nl, ph. +31 20 7979398.

* * * * *

This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any other jurisdiction, and may not be offered or sold in the United States or in any other jurisdiction absent registration or an applicable exemption from the registration requirements of the Securities Act or from the registration requirements in any such other jurisdiction. No public offering of securities is being made in the United States or in any other jurisdiction.

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

Carlyle Capital Corporation Limited

News Release

For Immediate Release
July 3, 2007

Contact: Emma Thorpe
+44 207 894 1630

Carlyle Capital Corporation Limited Announces Final Size of Global Offering of Class B shares

London, UK – Carlyle Capital Corporation Limited (CCC) today announced that the final number of Class B shares actually sold in the global offering is 15,962,673 Class B shares. The maximum number of additional Class B shares that the managers of the global offering have an option to purchase from CCC to cover over-allotment is 2,394,400 Class B shares. The initial offering price remains at $19.00 per Class B share.

Of the 15,962,673 Class B shares sold in the global offering:

- an aggregate of 11,461,025 Class B shares have been sold in the global offering, excluding the Class B shares sold by CCC directly to investors in a private placement; and
- an aggregate of 4,501,648 Class B shares have been sold by CCC directly to investors in a private placement;

in each case, including Class B shares sold in the form of restricted depositary shares.

CCC has prepared a pricing statement dated July 3, 2006 relating to the final number of Class B shares that are being offered in the global offering. The pricing statement must be read in conjunction with the offering memorandum dated June 19, 2007 and the supplemental offering memorandum dated June 29, 2007. The pricing statement has been filed with the Netherlands Authority for the Financial Markets (*Stichting Autoriteit Financiële Markten*). Copies of the pricing statement, the offering memorandum and the supplemental offering memorandum, in the English language, may be obtained free of charge from the office of CCC at First Floor, Dorey Court, Admiral Park, St Peter Port, Guernsey GY1 6HJ, Channel Islands, from the offices of the managers of the offering and from the office of ING Bank N.V., the paying agent in the Netherlands, at Van Heenvlietlaan 220, 1083 CN Amsterdam, the Netherlands, fax +31 20 7979607, email iss.pas@mail.ing.nl, ph: +31 20 7979398.

In connection with the global offering, the managers may engage in activities that stabilize, maintain or otherwise affect the price of the Class B shares. The managers may purchase and sell the Class B shares in the open market, through transactions that may be effected through

Citigroup Global Markets Limited, the stabilization manager, or through any of its agents. Such transactions may commence on or after the date of commencement of trading on Euronext Amsterdam N.V.'s Eurolist by Euronext on an "as-if-and-when-issued" basis and will end no later than 30 days thereafter. There is no assurance that such stabilization will be undertaken and, if undertaken, it may be discontinued at any time.

* * * * *

This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any other jurisdiction, and may not be offered or sold in the United States or in any other jurisdiction absent registration or an applicable exemption from the registration requirements of the Securities Act or from the registration requirements in any such other jurisdiction. No public offering of securities is being made in the United States or in any other jurisdiction.

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NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

Carlyle Capital Corporation Limited

News Release

For Immediate Release
July 10, 2007

Contact: Emma Thorpe
+44 207 894 1630

Carlyle Capital Corporation Limited Announces Full Exercise of Over-Allotment Option

London, UK – Carlyle Capital Corporation Limited (CCC) today announced that the managers of the global offering of its Class B shares have exercised in full the option granted to them to purchase an additional 2,394,400 Class B shares from CCC. Together with the Class B shares originally to be sold by CCC in the global offering, the exercise of the over-allotment option brings the total number of Class B shares to be sold by CCC in the global offering to 18,183,873 Class B shares and the gross proceeds to CCC from the global offering to approximately $345.5 million (excluding managers' commissions and placement fees and other fees and expenses). In addition and as previously disclosed, the selling shareholders are selling 173,200 Class B shares in the global offering.

* * * * *

This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of any other jurisdiction, and may not be offered or sold in the United States or in any other jurisdiction absent registration or an applicable exemption from the registration requirements of the Securities Act or from the registration requirements in any such other jurisdiction. No public offering of securities is being made in the United States or in any other jurisdiction.

CARLYLE CAPITAL

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

Carlyle Capital Corporation Limited

News Release

For Immediate Release
July 27, 2007

Contact: Emma Thorpe
+44 207 894 1630

Carlyle Capital Corporation Limited Announces Second Quarter Results

Guernsey – Carlyle Capital Corporation Limited (Amsterdam: CCC; GG00B1VYV826) (the "Company") today released its results for the quarter ended June 30, 2007.

Highlights of the Company's performance include:

* The Company completed its initial global offering (the "Offering") of its Class B shares on July 11, 2007, raising net proceeds of approximately $322 million. After giving effect to the net proceeds, pro forma total equity at June 30, 2007 was approximately $880 million.
* Net income for the quarter ended June 30, 2007 of $21.8 million increased 89% over net income for the quarter ended March 31, 2007 of $11.6 million. Net income per Class B share for the quarter ended June 30, 2007 was $0.73, an increase of 22% over net income per Class B share for the quarter ended March 31, 2007 of $0.60. Net income for the six month period ended June 30, 2007 was $33.4 million, or $1.36 per Class B share. The Company was formed on August 29, 2006 and commenced operations on September 12, 2006; accordingly, there are no comparable prior period 2006 results.
* Annualized non-compounded net return on average capital for the three and six months ended June 30, 2007 was 14.67% and 14.39%, respectively. Annualized non-compounded net return on average capital plus pre-capital (as herein defined) for the three and six months ended June 30, 2007 was 12.68% and 13.49%, respectively.
* Portfolio of available for sale financial assets of $22.7 billion as of June 30, 2007, a 31.6% increase compared to $17.3 billion as of March 31, 2007, and a 215.3% increase compared to $7.2 billion as of December 31, 2006.
* As of June 30, 2007 and December 31, 2006, the Company did not have any exposure to sub-prime residential mortgage backed securities or loans. With regard to residential mortgage backed securities, the Company expects to continue to invest in

only AAA rated U.S. government agency issued residential mortgage backed securities.

- Established a ten-year medium term note program, through its wholly-owned subsidiary Carlyle Capital Investment Ltd., to finance the acquisition of bank loans in the primary and secondary markets. The Company issued $800 million of notes in varying maturities at a weighted average interest rate of 5.41%. The Company has unused purchase commitments and back-up lines of credit of approximately $300 million in connection with the note program.

On July 27, 2007, the Company filed its unaudited interim condensed consolidated financial statements and footnotes thereto as of and for the period ended June 30, 2007, its related management discussion and analysis ("MD&A"), and a letter from the Company's Chief Executive Officer with the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the Guernsey Financial Services Commission, and the Company has posted the same documents on its website (www.carlylecapitalcorp.com). You are encouraged to carefully read the Company's interim financial statements and footnotes thereto, the related MD&A, and the letter from the Company's Chief Executive Officer.

The Company will host a conference call to review its second quarter 2007 results on Wednesday, August 22, 2007, at 9:00 a.m. EDT. Details of the conference call will be announced shortly.

Financial Performance

The focus of the Company's investment strategy is to provide shareholders with a stable, high dividend yield and, to a lesser extent, provide an opportunity for capital appreciation. The Company generates income to pay dividends from the net interest spread between the yield on its assets and the cost of funding those assets. Net interest income was approximately $29.3 million and $45.5 million for the three and six months ended June 30, 2007, respectively. Interest income earned on the Company's portfolio of available for sale investments for the three and six months ended June 30, 2007 was approximately $288.4 million and $425.8 million, respectively. Interest income increased principally as a result of owning more interest bearing assets. Interest expense for the three and six months ended June 30, 2007 was approximately $259.1 million and $380.3 million, respectively. The increase in interest expense is primarily the result of additional borrowings and is consistent with the increase in the Company's portfolio of assets. Non-interest operating expenses were $7.9 million and $12.9 million for the three and six months ended June 30, 2007. Net income was $21.8 million, or $0.73 per Class B share, and $33.4 million, or $1.36 per Class B share for the three and six month period ended June 30, 2007.

In May 2007, the Company borrowed approximately $191.7 million from affiliates of the placement agents for the Company's Offering on an unsecured basis to allow the Company to start investing the expected proceeds from the Offering. Management of the Company views

this loan as "pre-capital" and internally measures all metrics of the Company's portfolio, including compliance with investment guidelines and leverage ratios, as if this loan were equity. On July 11, 2007, this loan was repaid from the proceeds of the Offering.

The Company assesses its performance by computing the return earned on average capital. To determine our "return on average capital" for a period, the Company accumulates each applicable month's "return on average capital" which is computed by dividing the Company's monthly return by the sum of the average daily balances of the Company's share capital, share premium, distributable reserves, and accumulated (deficit) earnings. Its non-compounded gross return annualized for a 365 day year, for the three and six months ended June 30, 2007 was 19.98% and 20.14%, respectively. Annualized non-compounded gross return on average capital plus pre-capital for the three and six months ended June 30, 2007 was 17.55% and 18.92%, respectively. Gross return is net income plus non-interest operating expenses. The Company's non-compounded net return on average capital annualized for a 365 day year, for the three and six months June 30, 2007 was 14.67% and 14.39%, respectively. Annualized non-compounded net return on average capital plus pre-capital for the three and six months ended June 30, 2007 was 12.88% and 13.49%, respectively. Net return is net income.

The Company's agreements with its investors in the private placement provided that the Company would begin to pay dividends to shareholders only after the completion of the Offering. "We intend to pay a dividend based on third quarter's performance and will retain earnings this quarter," said John Stomber, the Company's chief executive officer. "Had we paid a dividend for the second quarter equal to 90% of the Company's net annualized return on average capital, including pre-capital, the dividend yield per Class B share would have been 11.59%." For these purposes, dividend yield per Class B share is calculated as 90% of the annualized non-compounded net return on average capital plus pre-capital divided by average capital including pre-capital. The Company expects to pay its first dividend, with respect to its third quarter performance in the fourth quarter of 2007. The record date for the dividend with respect to the third quarter will be determined by the board of directors, but it is expected to be a date in November 2007.

About Carlyle Capital Corporation

The Company is a Guernsey limited company that was formed on August 29, 2006. The Company's objective is to achieve attractive risk-adjusted returns for shareholders through current income and, to a lesser extent, capital appreciation. Management seeks to achieve this objective by investing in a diversified portfolio of fixed income assets consisting of mortgage products and leveraged finance assets. Management employs leverage to finance the Company's investments. Income is generated primarily from the difference between the interest income earned on the Company's assets and the costs of financing those assets as well as from capital gains generated when the Company disposes of assets.

CARLYLE CAPITAL

Carlyle Investment Management L.L.C. ("CIM") manages the Company pursuant to a management agreement. CIM is a registered investment adviser under the U.S. Investment Advisers Act of 1940 and is an affiliate of T.C. Group, L.L.C. (T.C. Group, L.L.C. and its affiliates, collectively, "The Carlyle Group").

* * * * *

This press release does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any shares or other securities of Carlyle Capital Corporation Limited. Certain of the information contained in this press release represents or is based upon forward looking statements or information. Forward-looking statements are inherently uncertain, and changing factors, such as those affecting the markets generally, or those affecting particular industries or issuers, may cause events or results to differ from those discussed. Therefore, undue reliance should not be placed on such statements or the conclusions drawn therefrom, which in no event shall be construed as a guarantee of future performance, results or courses of action. The Carlyle Group and the Company expressly disclaim any obligation or undertaking to update or revise any such forward-looking statements. No statement in this press release is intended to be nor may be construed as a profit or dividend forecast and there can be no assurance that the assumptions described herein, the returns and targets indicated herein will be achieved.

The Class B shares and the related restricted depositary shares of the Company are subject to a number of ownership and transfer restrictions, including restrictions that limit the ability of U.S. persons to acquire or hold such securities.

CARLYLE CAPITAL

Carlyle Capital Corporation Limited and Subsidiaries

Unaudited Condensed Consolidated Income Statements

U.S. dollars in thousands, except per share amounts

	For the three months ended June 30, 2007	For the six months ended June 30, 2007
Income		
Interest income	288,386	425,826
Net change in fair value on financial instruments at fair value through profit or loss	525	752
Total income	288,911	426,578
Expenses		
Interest expense	259,123	380,295
Management fee	2,735	4,421
Incentive fee	3,351	4,681
Professional services	492	1,198
Related party operating expenses	593	1,129
Other operating expenses	765	1,438
Total expenses	267,059	393,162
Net income	21,852	33,416
Net income attributable to:		
Minority interest	3	7
Class B shares	21,849	33,409
Total net income	21,852	33,416
Earnings per Class B share – basic and diluted	0.73	1.38

CARLYLE CAPITAL

Carlyle Capital Corporation Limited and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

U.S. dollars in thousands

	December 31, 2006	June 30, 2007
Assets		
Non-current Assets:		
Available for sale financial assets, at fair value		
Unencumbered	67,299	210,859
Held as collateral	7,139,298	22,513,402
Property, intangibles and other non-current assets, net	3,049	5,158
Total non-current assets	7,209,646	22,729,419
Current Assets		
Interest receivable	13,484	41,062
Due from brokers	6,209	42,165
Prepaid expenses and other current assets	337	146
Broker margin accounts	48,397	32,081
Cash and cash equivalents	39,535	35,388
Total current assets	107,962	150,842
Total assets	7,317,608	22,880,261
Equity		
Capital and reserves attributable to shareholders		
Share capital	132	300
Share premium	261,758	34,059
Distributable reserves	-	550,000
Accumulated (deficit) earnings	(2,373)	31,036
Fair value reserves (deficit)	12,325	(62,823)
Minority interest	50	57
Total equity	271,892	552,629
Liabilities		
Current Liabilities		
Repurchase agreements	6,745,918	21,218,547
Senior secured notes, net	-	796,542
Bridge loan, net	-	191,667
Secured revolving loan, net	218,300	-
Interest payable	22,438	37,575
Derivative financial instruments, at fair value through profit and loss	1,648	656
Due to brokers	52,908	67,923
Accounts payable and accrued expenses	4,504	14,722
Total current liabilities	7,045,716	22,327,632
Total equity and liabilities	7,317,608	22,880,261

CARLYLE CAPITAL

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN THE UNITED STATES, CANADA, JAPAN OR AUSTRALIA

Carlyle Capital Corporation Limited

News Release

For Immediate Release
August 21, 2007

Contact: Emma Thorpe
+44 207 894 1630

Carlyle Capital Corporation Limited Receives Loan Commitment from The Carlyle Group

Guernsey – Carlyle Capital Corporation Limited (Amsterdam: CCC; GG00B1VYV826) (the "Company") today announced that The Carlyle Group has committed to lend it up to $100 million. The loan, which may be drawn in installments, is unsecured, bears interest at 10% and is subordinated to the Company's other indebtedness. The loan is due on August 20, 2008 and may be prepaid without penalty. The loan has no fees associated with it. As of August 20, 2007, the Company had drawn down $10 million under this loan.

John C. Stomber, President, Chief Executive Officer and Chief Investment Officer of Carlyle Capital Corporation, said, "The Carlyle Group's loan commitment enhances our ability to meet margin calls and positions us to take advantage of new opportunities as they present themselves. Despite the fact that nearly 95% of the underlying assets are AAA mortgage-backed securities with the implied guarantee of the U.S. government, the fair value of these assets has declined due to diminished demand for these securities in the market."

Analyst Call Rescheduled

The Company has rescheduled its previously scheduled conference call with financial analysts to present its second quarter 2007 financial results that was to be held on Wednesday, August 22, 2007 at 9:00 A.M. (EDT) (2:00 P.M. London). The Company has rescheduled the call to Wednesday, August 29, 2007 at 9:00 A.M. (EDT) (2:00 P.M. London) and intends to discuss second quarter 2007 financial results, the loan commitment from The Carlyle Group and the effects of current market conditions. The call may be accessed by dialing (800) 263-8506 (North America) or (719) 457-2681 (International); a pass code is not required but callers should reference "CCC's Quarterly Results Call." A replay of the call will be available until midnight (CDT), August 31, 2007 by dialing (888) 203-1112 (North America) or (719) 457-0820 and using passcode 5122249.

About Carlyle Capital Corporation

The Company is a Guernsey limited company that was formed on August 29, 2006. The Company's objective is to achieve attractive risk-adjusted returns for shareholders through

current income and, to a lesser extent, capital appreciation. Management seeks to achieve this objective by investing in a diversified portfolio of fixed income assets consisting of mortgage products and leveraged finance assets. Management employs leverage to finance the Company's investments. Income is generated primarily from the difference between the interest income earned on the Company's assets and the costs of financing those assets as well as from capital gains generated when the Company disposes of assets.

Carlyle Investment Management L.L.C. ("CIM") manages the Company pursuant to a management agreement. CIM is a registered investment adviser under the U.S. Investment Advisers Act of 1940 and is an affiliate of TC Group, L.L.C. (TC Group, L.L.C. and its affiliates, collectively, "The Carlyle Group").

* * * * *

This press release does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any shares or other securities of Carlyle Capital Corporation Limited. Certain of the information contained in this press release represents or is based upon forward looking statements or information. Forward-looking statements are inherently uncertain, and changing factors, such as those affecting the markets generally, or those affecting particular industries or issuers, may cause events or results to differ from those discussed. Therefore, undue reliance should not be placed on such statements or the conclusions drawn therefrom, which in no event shall be construed as a guarantee of future performance, results or courses of action. The Carlyle Group and the Company expressly disclaim any obligation or undertaking to update or revise any such forward-looking statements. No statement in this press release is intended to be nor may be construed as a profit or dividend forecast and there can be no assurance that the assumptions described herein, the returns and targets indicated herein will be achieved.

The Class B shares and the related restricted depositary shares of the Company are subject to a number of ownership and transfer restrictions, including restrictions that limit the ability of U.S. persons to acquire or hold such securities.

CARLYLE CAPITAL

Carlyle Capital Corporation Limited

AMENDED News Release

For Immediate Release
August 27, 2007

Contact: Emma Thorpe
+44 207 894 1630

Carlyle Capital Corporation Ltd. Increases Liquidity to Weather Market Volatility

Guernsey – Carlyle Capital Corporation Limited (Amsterdam: CCC; GG00B1VYV826) (the "Company") today announced that it has taken several steps to create additional liquidity in the event of continued market volatility. The Company sold certain assets and has strengthened its credit lines with its repurchase agreement counterparties.

John Stomber, Chief Executive Officer of Carlyle Capital Corporation, said, "This additional liquidity will help us better weather the market conditions we are facing. We have determined that it is in the best interest of our investors to maximize our liquidity by selling certain assets, following careful consideration with our Investment Committee and Board of Directors. We intend to keep our high quality AAA-rated U.S. agency mortgage backed securities issued by Fannie Mae or Freddie Mac, representing approximately 95% of our assets, and benefit from their substantial inherent value, but sold certain non-mortgage backed investments to help sustain a suitable liquidity position."

To provide additional liquidity, the Company has taken the following actions:

- We sold our interests in four collateral loan obligations sponsored by The Carlyle Group at our cost to certain affiliates of The Carlyle Group.
- We sold our interests in mezzanine debt securities at our cost to certain affiliates of The Carlyle Group.
- We sold a substantial portion of our bank loans at or above our book value.
- The Company was released from its commitment to fund $75 million to one of The Carlyle Group's distressed debt investment funds.
- We have affirmed with certain of our lenders collateral levels that reflect the high quality of our AAA-rated U.S. agency issued floating rate capped mortgage backed securities.

As announced on August 20, The Carlyle Group committed to lend the Company $100 million for one-year on an unsecured, subordinated basis. The Company has fully drawn on that commitment.

The Carlyle Group has also agreed to lend the Company up to an additional $100 million, at such time and in such amounts as agreed to at the time between the parties, which will be repaid upon receipt of the proceeds from the asset sales. This loan from The Carlyle Group may be drawn in installments, is secured by assets including the excess proceeds from the sale of a portion of the bank loan portfolio, and bears interest at 7%. The loan is due on September 27, 2007, but may be extended for an additional 30 days with mutual consent of the parties, and may be prepaid without penalty. This loan has no fees associated with it.

The asset sales total approximately $900 million, or less than 5% of total assets, and will provide between approximately $140 million and $150 million after meeting all our obligations for the associated debt. We estimate a realized loss from asset sales of between approximately $30 million and $40 million. This loss will be partially offset by net interest income, but will result in a loss for the third quarter. Net income for the six months ended June 30, 2007 was approximately $33.4 million. Given the expectation of a net loss in the third quarter, it is unlikely the Company will pay a dividend for the third quarter of 2007, as the Board believes the Company should focus on preserving capital and rebuilding its liquidity cushion.

As announced last week, the Company has scheduled an analyst call for Wednesday August 29, 2007 at 9:00 A.M. (EDT) (2:00 P.M. London) to discuss current market conditions. The call may be accessed by dialing (800) 263-8506 (North America) or (719) 457-2681 (International); a pass code is not required but callers should reference "CCC's Quarterly Results Call." A replay of the call will be available until midnight (EDT), August 31, 2007 by dialing (888) 203-1112 (North America) or (719) 457-0820 and using passcode 5122249.

(Correction: The press release published yesterday erroneously reported the due date of the Carlyle Group loan as September 27, 2008. This has been corrected to read September 27, 2007. In addition, the dial-in information for Wednesday's call has been updated.)

* * * * *

About Carlyle Capital Corporation

The Company is a Guernsey limited company that was formed on August 29, 2006. The Company's objective is to achieve attractive risk-adjusted returns for shareholders through current income and, to a lesser extent, capital appreciation. Management seeks to achieve this objective by investing in a diversified portfolio of fixed income assets consisting of mortgage products and leveraged finance assets. Management employs leverage to finance the Company's investments. Income is generated primarily from the difference between the interest income earned on the Company's assets and the costs of financing those assets as well as from capital gains generated when the Company disposes of assets.

Carlyle Investment Management L.L.C. ("CIM") manages the Company pursuant to a management agreement. CIM is a registered investment adviser under the U.S. Investment Advisers Act of 1940 and is an affiliate of TC Group, L.L.C. (TC Group, L.L.C. and its affiliates, collectively, "The Carlyle Group").

* * * * *

This press release does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any shares or other securities of Carlyle Capital Corporation Limited. Certain of the information contained in this press release represents or is based upon forward looking statements or information. Forward-looking statements are inherently uncertain, and changing factors, such as those affecting the markets generally, or those affecting particular industries or issuers, may cause events or results to differ from those discussed. Therefore, undue reliance should not be placed on such statements or the conclusions drawn therefrom, which in no event shall be construed as a guarantee of future performance, results or courses of action. The Carlyle Group and the Company expressly disclaim any obligation or undertaking to update or revise any such forward-looking statements. No statement in this press release is intended to be nor may be construed as a profit or dividend forecast and there can be no assurance that the assumptions described herein, the returns and targets indicated herein will be achieved.

The Class B shares and the related restricted depositary shares of the Company are subject to a number of ownership and transfer restrictions, including restrictions that limit the ability of U.S. persons to acquire or hold such securities.

# # #

CARLYLE CAPITAL
CORPORATION LIMITED

PO Box 545 • 1st Floor, Dorey Court • Admiral Park, St. Peter Port • Guernsey GY1 6HJ • Channel Islands • Tel: +44 1481 715601

CEO Letter to Shareholders

Recently, several of our shareholders have asked us for information about the current status of CCC's investment portfolio. Because CCC has publicly traded securities and is subject to various rules and regulations pertaining to selective disclosure, we relied on our press releases and our website instead of communicating directly with individual shareholders. We understand these efforts have been unsatisfactory and frustrating to many of you. We sincerely apologize for this lapse in communication. In an attempt to better communicate with our shareholders, I offer this brief view of the state of the credit markets and the impact of recent events on CCC.

We designed CCC's business model to withstand a liquidity event equal to the events of October 1998 when the demise of Long Term Capital Management threatened the financial markets. We believe the recent liquidity disruption is significantly worse than the events of 1998. Unlike 1998, the market for AAA rated US agency floating rate capped mortgage backed securities issued by Fannie Mae or Freddie Mac was materially affected by recent events and the market for repurchase agreements secured by high quality agency issued mortgaged backed securities experienced instability.

This environment produced two adverse consequences for CCC: (i) a modest decline in the fair value of AAA rated US Government agency issued mortgage-backed securities, and (ii) an increase in collateral (margin) required by our lenders. As the fair value of our MBS portfolio declined, our lenders made margin calls to ensure that the amount of CCC's indebtedness did not exceed the fair value of the underlying collateral. In addition, some of our lenders have recently decreased the amount they were willing to lend CCC to 97% of the fair value of the underlying securities, from the historical lending rate of 98% of fair value. Consequently, CCC's liquidity cushion has not been sufficient to meet recent margin calls. Management and the board have acted swiftly and definitively to address the dramatic change in our business environment. The actions we have taken are described in the attached press release and we look forward to discussing them with you on our analyst call scheduled for Wednesday, August 29, 2007 at 9:00 A.M. (EDT) (2:00 P.M. London time).

We are also reviewing our communications policy and intend to develop a plan that will keep you better informed, while maintaining compliance with applicable regulation. You may also access CCC's website at www.carlylecapitalcorp.com for copies of our news releases, financial statements, and other important information.

CCC thanks you for your continued support.

John C. Stomber
CEO, President and CIO

CARLYLE CAPITAL
CORPORATION LIMITED

PO Box 545 * 1st Floor, Dorey Court * Admiral Park, St. Peter Port * Guernsey GY1 6HJ * Channel Islands * Tel: +44 1481 73601

Investor Contacts:
U.S:
Jack Gutt
FD
1 212 850 5725
christina.corcoran@fd.com

UK:
Robert Bailhache
FD
44 (0)20 7269 7200
robert.bailhache@fd.com

CARLYLE CAPITAL CORPORATION REPORTS THIRD QUARTER RESULTS

Maintains focus on capital preservation and improving liquidity

Portfolio comprised exclusively of AAA-rated US government agency securities

Guernsey - November 15, 2007 - Carlyle Capital Corporation Limited (Amsterdam: CCC; GG00B1VYV826) (the "Company") today released its results for the third quarter ended September 30, 2007.

Third Quarter 2007 Highlights and Update

- Net loss for the third quarter of 2007 was $34.2 million, compared to net income of $21.8 million in the second quarter of 2007. Basic loss per Class B share was $0.74 in the third quarter, compared to basic and diluted earnings per Class B share of $0.73 in the second quarter of 2007. Net loss for the nine months ended September 30, 2007 was $0.8 million, or $0.03 per Class B share.

- Adjusted Net Income (net income excluding non-cash share-based compensation expense) for the nine months ended September 30, 2007 was approximately $11 million.

- As of the date of this announcement, the Company's $22.2 billion investment portfolio is comprised exclusively of AAA-rated floating rate capped residential mortgage backed securities issued by Fannie Mae and Freddie Mac, which are considered to have the implied guarantee of the U.S. government and are expected to pay at par at maturity.

- During the third quarter, The Carlyle Group committed to lend the Company up to $100 million in the form of a secured "bridge" loan in order to provide the Group with

immediate access to the net proceeds from the Company's bank loan sales (as opposed to waiting until the settlement of such trades). The Company ultimately did not have a need for the bridge financing and it expired in October 2007.

- On November 13, 2007, the Company repaid $100 million borrowed from The Carlyle Group pursuant to an unsecured and subordinated term loan. On the same date, the Company entered into a revolving credit agreement with The Carlyle Group, permitting the Company to borrow, re-pay and re-borrow up to $100 million. The revolving credit agreement expires on January 2, 2009, amounts outstanding accrue interest at 10% per annum, and is subject to a commitment fee of $1 million payable in quarterly installments. As of the date of this announcement, the Company had borrowed $20 million under the revolving credit agreement for cash management purposes.

- As of the date of this announcement, two of the Company's repurchase agreement counterparties had agreed to provide, or had increased their commitment to provide, financing of up to $3 billion for the Company's investments in AAA-rated floating rate capped residential mortgage backed securities issued by Fannie Mae and Freddie Mac. The Company has begun using a portion of the $3 billion of additional financing to reduce its concentration of borrowings. The Company has also obtained an additional $2 billion of additional repurchase agreement financing for its mortgage backed securities that it expects to begin using later in November 2007. Finally, the Company has entered negotiations for a $2 billion 364 day "term" repurchase agreement.

- As of September 30, 2007 the Company's "Liquidity Cushion" was $90.8 million and was comprised of cash and cash equivalents and unencumbered AAA-rated mortgage backed securities. As of November 13, 2007, our "Liquidity Cushion" was approximately $119.9 million comprised of cash and cash equivalents and unencumbered AAA-rated mortgage backed securities and available committed borrowings from The Carlyle Group.

- The Board of Directors expects to approve a dividend payment based on fourth quarter earnings, which would be paid in the first quarter of next year. This reflects the Company's long-term focus of providing shareholders with a stable rate of return. However, the Board of Directors does not anticipate that any such dividend will meet the Company's previously stated dividend targets. Unforeseen market disruptions or other factors may affect the Board's decision to pay a dividend, which will be made during the Board's year-end performance review. Thereafter, subject to having sufficient liquidity, reasonably stable market conditions and profits or reserves available, and with approval of the Company's board of directors, the Company intends to pay a quarterly cash dividend on each Class B share of approximately 90% of our Adjusted Net Income.

"During this quarter we were successful in our near-term focus of preserving the long term equity of our shareholders during a period of volatility," said John Stomber, President, Chief Executive Officer, and Chief Investment Officer. "Specifically, during the quarter we took actions to stabilize our investment portfolio, which is now composed exclusively of AAA-rated floating rate capped residential mortgage backed securities issued by Fannie Mae and Freddie Mac that pay at par at maturity. We are confident that these actions have preserved shareholder value."

Stomber continued, "Moving forward, we plan to operate with increased liquidity and to gradually reduce leverage and to diversify our investments. We remain confident in our strategy and believe it will enable us to move towards our stated targeted returns in 2008."

Conference Call

Carlyle Capital Corporation will host a conference call November 15, at 10:00 a.m. (ET) to discuss the Company's quarterly results. Investors can participate in the conference call by dialing (877) 296-2302 (U.S. and Canada) or (706) 634-9628 (International). The call will also be broadcast live via the Internet at the Company's web site, http://www.carlylecapitalcorp.com. Please go to the web site at least fifteen minutes prior to the call to register, download and install any necessary audio software.

For your convenience, the conference call can be replayed in its entirety beginning at 11:00 a.m. Eastern Time on November 15, 2007 through November 22, 2007. If you wish to listen to the replay of this conference call, please dial 973-645-9291 and enter passcode "22707788".

About Carlyle Capital Corporation

Carlyle Capital Corporation Limited is a Guernsey limited company that was formed on August 29, 2006. The Company's long-term objective is to achieve attractive risk-adjusted returns for shareholders through current income and, to a lesser extent, capital appreciation. In the future, the Company will seek to achieve this objective by investing in a diversified portfolio of fixed income assets consisting of mortgage products and leveraged finance assets. The Company employs leverage to finance its investments and its income is generated primarily from the difference between the interest income earned on its assets and the costs of financing those assets as well as from capital gains generated when the Company disposes of assets.

Carlyle Investment Management L.L.C. ("CIM") manages the Company pursuant to a management agreement. CIM is a registered investment adviser under the U.S. Investment Advisers Act of 1940 and is an affiliate of The Carlyle Group.

This press release does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any shares or other securities of Carlyle Capital Corporation Limited. Certain of the information contained in this press release represents or is based upon forward looking statements or information. Forward-looking statements are inherently uncertain, and changing factors, such as those affecting the markets generally, or those affecting particular industries or issuers, may cause events or results to differ from those discussed. Therefore, undue reliance should not be placed on such statements or the conclusions drawn therefrom, which in no event shall be construed as a guarantee of future performance, results or courses of action. Each of The Carlyle Group and the Company expressly disclaims any obligation or undertaking to update or revise any such forward-looking statements. No statement in this press release is intended to be nor may be construed as a profit or dividend forecast, and there can be no assurance that any assumptions described herein or any returns or targets indicated herein will be achieved.

The Class B shares and the related restricted depository shares of the Company are subject to a number of ownership and transfer restrictions, including restrictions that limit the ability of U.S. persons to acquire or hold such securities.

ACT ON THE DISCLOSURE OF MAJOR HOLDINGS AND CAPITAL INTERESTS IN SECURITIES-ISSUING INSTITUTIONS (*WET MELDING ZEGGENSCHAP EN KAPITAALBELANG IN EFFECTENUITGEVENDE INSTELLINGEN* - WMZ 2006)

NOTIFICATION FORM FOR THE ISSUED CAPITAL OF ISSUING INSTITUTIONS UNDER THE WMZ 2006, AS MEANT IN SECTIONS 2 AND 3 OF THE WMZ 2006

Part 1

1. Name of the issuing institution according to the Articles of Association: **Carlyle Capital Corporation Limited**
2. Address according to the Articles of Association:
   a) Address: **First Floor, Dorey Court, Admiral Park**
   b) Postal code (no PO box): **GY1 6HJ**
   c) Town/country: **St Peter Port**
   d) Registered office/country: **St Peter Port, Guernsey, Channel Islands**
3. Currency of the issued capital: **US$**
4. Smallest nominal value: **$0.01**
5. Total issued capital: **$510,749.11**
6. Total number of votes: **6**
7. Date of most recent disclosure: **NA**
8. Date on which the disclosure obligation arose: **11 July 2007**

Capital composition (please list all types of shares)

Type of share (+ ISIN code)	Number issued	Number of votes	Nominal value	Number of votes per share	Number of depositary receipts
Class A share	6	6	$0.01	1	NA
Class B share (ISIN code: GG00B1VYV826)	51,074,905	0	$0.01	0	NA

Notes to voting rights and depositary receipts

Class A shares: each Class A share has one vote.
Class B shares: Class B shares are non-voting.

Capital composition after change

Type of share (+ ISIN code)	Number issued	Number of votes	Nominal value	Number of votes per share	Number of depositary receipts

Quarterly disclosure

Month	Total issued capital	Total number of votes

Notes to this notification

NOTIFICATION FORM FOR ISSUED CAPITAL OF ISSUING INSTITUTIONS UNDER THE WMZ 2006, Part 2

(Intended only for use by the Netherlands Authority for the Financial Markets to verify disclosures; this data will not be made public)

Contact

1. Name: **Randolph P. Green**
2. Address: **520 Madison Avenue**
3. Postal code: **10022**
4. Town: **New York, NY**
5. Country: **USA**
6. Telephone number: **+1 212 813 4711**
7. Fax number: **+1 212 813 4711**
8. E-mail: **randolph.green@carlyle.com**

I hereby confirm that this form has been filled out truthfully:

Randolph P. Green
Name of contact

7/12/07
Date

New York, NY
Place

Signature

OZANNES

Advocates & Notaries Public PO Box 186 1 Le Marchant Street St. Peter Port Guernsey GY1 4HP Channel Islands
Telephone +44 (0)1481 723466 Fax +44 (0)1481 727935 advocates@ozannes.com www.ozannes.com

GREFFE
ROYAL COURT
29 AUG 2006
GUERNSEY

THE FOUNDER MEMBERS OF THE COMPANY CALLED

"Carlyle Capital Corporation Limited"

APPLY TO THE COURT

for permission to register the Memorandum and Articles of Association of the said Company on the Register of Limited Liability Companies.

I request you to lay the application to which this Cause relates before the Ordinary Court in accordance with the provisions of the Royal Court (Non-Contentious Applications) Rules, 1988.

To: H. M. Greffier

I Certify that:-

(a) all the formalities required by law prior to the making of such application have been properly concluded;

(b) all necessary consents required before the making of the application have been obtained and not withdrawn and true copies are attached hereto;

(c) where the application relates to the registration of the Memorandum of a Limited Liability Company:-

(i) a Law Officer of the Crown has signified that he raises no objection to the incorporation of the company; and

(ii) the objects thereof are lawful.

(d) that there is no reason ~~in law~~ why the said application should not be granted.

....
Gavin Farrell

Dated this 25th August 2006

ROYAL COURT
APPLICATION
29th day of August 06
...'s Deputy

OZANNES

Advocates & Notaries Public PO Box 186 1 Le Marchant Street St. Peter Port Guernsey GY1 4HP Channel Islands
Telephone +44 (0)1481 723466 Fax +44 (0)1481 727935 advocates@ozannes.com www.ozannes.com

DATE: 25-Aug-2006

REF: PAH/VR/NRC/COY06374

The Director General
Guernsey Financial Services Commission,
La Plaiderie Chambers,
La Plaiderie,
St Peter Port,
Guernsey

Dear Sir,

Application for consent to raise money by the issue of
2 founder shares in

Carlyle Capital Corporation Limited

In pursuance of the provisions of the Control of Borrowing (Bailiwick of Guernsey) Ordinance, 1959, as amended, application is hereby made to The States of Guernsey Policy Council for consent to the raising of USD 0.02 by the issue of founder shares in the above named company. A copy of the Application for Registration of the proposed Company is enclosed.

Yours faithfully

ADVOCATE

APPLICATION FOR THE REGISTRATION OF

Carlyle Capital Corporation Limited

Submitted by
OZANNES

THE STATES OF GUERNSEY POLICY COUNCIL

The Control of Borrowing (Bailiwick of Guernsey) Ordinances 1959 to 1989

Consent is given for the issue of founder shares only in the above company provided that there is no objection by the Law officers.

Date 25/8/2006 Authorised signatory

St. James Chambers,
Guernsey.

I raise no objection to the incorporation of the above company

Date 29 AUG 2006 H M Procureur/H M Comptroller

Certificate of Registration

No. 45403

I Hereby Certify

that the Memorandum of Association and the Articles of Association of

CARLYLE CAPITAL CORPORATION LIMITED

were registered on the Records of the Island of Guernsey on the 29th day of August, 2006, pursuant to an Act of the Royal Court of the said Island.

Greffe, Guernsey, this 29th day of August, 2006

Her Majesty's Deputy Greffier

Certificate of Registration

No. 45403

I Hereby Certify

that the Memorandum of Association and the Articles of Association of

CARLYLE CAPITAL CORPORATION LIMITED

were registered on the Records of the Island of Guernsey on the 29th day of August, 2006 pursuant to an Act of the Royal Court of the said Island.

Greffe, Guernsey, this 29th day of August, 2006

Her Majesty's Deputy Greffier

Carey Olsen
16 March, 2007

CARLYLE CAPITAL CORPORATION LIMITED the registered office of which is situate at First Floor, Dorey Court, Admiral Park in the parish of Saint Peter Port (the "Company")

APPLIES TO THE COURT

pursuant to the provisions of section 46 of the Companies (Guernsey) Law, 1994, as amended, for an order confirming the cancellation of the sum of US$550,000,000 standing to the credit of the Company's share premium account pursuant to the undermentioned written special resolution of the shareholders of the Company dated the 8th day of March, 2007, namely:-

> "**THAT** subject to the approval of the Royal Court, the sum of US$550,000,000 standing to the credit of the share premium account of the Company at the date of this resolution be cancelled in accordance with the Companies (Guernsey) Law, 1994 (as amended) and the amount of the share premium so cancelled be credited as a distributable reserve to be established in the books of account of the Company which shall be able to be applied in any manner in which the Company's profits available for distribution are able to be applied, including the payment of dividends".

Dated this 14th day of March, 2007

Graham Hall
Advocate

IN THE ROYAL COURT OF GUERNSEY
BEFORE DEPUTY / ~~LIEUTENANT~~ BAILIFF R.J. COLLAS
APPLICATION GRANTED
this 16th day of March 2007

Her Majesty's Deputy Greffier

Carey Olsen
16 March, 2007

CARLYLE CAPITAL CORPORATION LIMITED the registered office of which is situate at First Floor, Dorey Court, Admiral Park in the parish of Saint Peter Port (the "Company")

APPLIES TO THE COURT

pursuant to the provisions of section 46 of the Companies (Guernsey) Law, 1994, as amended, for an order confirming the cancellation of the sum of US$550,000,000 standing to the credit of the Company's share premium account pursuant to the undermentioned written special resolution of the shareholders of the Company dated the 8th day of March, 2007, namely:-

> "THAT subject to the approval of the Royal Court, the sum of US$550,000,000 standing to the credit of the share premium account of the Company at the date of this resolution be cancelled in accordance with the Companies (Guernsey) Law, 1994 (as amended) and the amount of the share premium so cancelled be credited as a distributable reserve to be established in the books of account of the Company which shall be able to be applied in any manner in which the Company's profits available for distribution are able to be applied, including the payment of dividends".

Dated this 14th day of March, 2007

Graham Hall
Advocate

THE COMPANIES (GUERNSEY) LAWS 1994 to 1996
as amended

COMPANY LIMITED BY SHARES

MEMORANDUM

and

ARTICLES OF ASSOCIATION

of

CARLYLE CAPITAL CORPORATION LIMITED

Registered this 29 day of AUGUST 2006

OZANNES

Advocates and Notaries Public P.O. Box 186 1 Le Marchant Street St. Peter Port Guernsey GY1 4HP Channel Islands
Telephone +44 (0) 1481 723466 Fax +44 (0) 1481 714653 advocates@ozannes.com www.ozannes.com

GJF/MY/MR/S0858004/1430376.1

THE COMPANIES (GUERNSEY) LAWS 1994 to 1996
as amended

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

CARLYLE CAPITAL CORPORATION LIMITED

1. The name of the Company is **CARLYLE CAPITAL CORPORATION LIMITED**

2. The Registered Office of the Company will be situate in Guernsey.

3. The objects for which the Company is established are:-

(1) To act as an investment and holding company and to acquire and hold controlling and other interests in the share or loan capital of any company or companies and to acquire and hold interests of any kind in or provide any form of capital for any person, firm, association or enterprise and to co-ordinate the businesses and administration of any companies or businesses in which the Company is for the time being interested and to provide financial managerial and administrative advice, services and assistance for any company or business in which the Company is interested, and for any other company, person, firm, association or enterprise.

(2) To form or assist in the formation of any company for the purpose of holding any stocks, shares, marketable securities or other assets, and whether or not preferred or deferred, based upon or representing the assets so held, and to act as managers of or assist in the management of any such company, whether formed by the Company or not and to issue, dispose of, hold, buy, sell or otherwise deal in the stocks, shares or securities of any such company whether formed by the Company or not.

(3) To acquire and hold either for itself or as agent or nominee of any person, firm, company or corporation, and generally to sell, exchange, or otherwise dispose of, manage, develop, deal with and turn to account any shares, stocks, debenture stocks, units, securities, policies or assurance, book debts, claims, choses in action, lands, buildings, business concerns and undertakings, mortgages, charges annuities, patents and licences and any claims against any real and personal property or against any person or company.

(4) To carry on business as a general commercial company.

(5) To carry on business anywhere as a trading trust finance agency and manufacturing company and generally to undertake all kinds of investment trading manufacturing and other operations.

(6) To act as trustees liquidators executors administrators managers general partners receivers fiduciaries directors secretaries officers attorneys or agents anywhere.

(7) To purchase or acquire for any estate or interest and hold use deal or trade in whether with a view to profit or not and by any means property and rights of all kinds real or personal movable or immovable legal or equitable and to hold any such property and rights in the name of the Company or its nominees and to exercise and enforce all rights and powers as owners and to develop any such property or rights.

(8) To prepare any property of the Company for building or other purposes and to construct alter demolish and improve buildings and lands and to enter into contracts and arrangements of any kind with any person and to undertake the management of property buildings and lands whether belonging to the Company or otherwise.

(9) To advance deposit or lend money securities and property to any person on any terms and to hire lease or sell goods of every description whether under hire purchase or on deferred payment or any terms.

(10) To borrow or raise money in any manner and to secure the repayment of any money borrowed raised or owing by assignment charge hypothecation pledge or mortgage on all or any of the property or rights of the Company present future vested or contingent including uncalled capital.

(11) To guarantee assure or become liable for or to indemnify against any loss damage or obligation of any person whether or not connected or associated in any manner with the Company (including without limitation any holding or subsidiary company of the Company and any subsidiary of any such holding company) and whether or not for direct or indirect consideration benefit or advantage and in connection with or support of such arrangements to assign charge hypothecate mortgage or pledge all or any of the undertaking and property of the Company (including uncalled capital) and to enter into any contracts or other transactions in relation to any such arrangements.

(12) To accept payment for any property right or undertaking sold or disposed of or dealt with by the Company either in cash or in shares or other securities whether with or without deferred or preferred rights or in debentures securities or mortgages or in any other manner.

(13) To issue and deposit any shares or securities which the Company may issue by way of charge hypothecation pledge or mortgage to secure any sum less than the nominal amount of such shares or securities and also by way of security for the performance of any obligations or liabilities of the Company or of any person whether or not the Company has an interest in such person or his business.

(14) To accumulate capital for any of the purposes of the Company and to appropriate any property or rights for specific purposes conditionally or unconditionally and to allow any person having dealings with the Company to share in the Company's profits or any other advantages or benefits.

(15) To pay all or any expenses incurred in connection with formation and promotion of the Company or to contract with any other person to pay the same and to pay commissions to brokers and others for underwriting placing selling or guaranteeing the subscription of any shares or securities of the Company or of any other entity promoted by the Company.

(16) To enter into arrangements with any state government or authority national local or otherwise and to obtain therefrom all rights concessions or privileges conducive to the Company's objects and to oppose the grant to any other person of similar rights concessions and privileges.

(17) To make gifts to any persons in such circumstances and whether of cash or other property or rights as may be considered directly or indirectly conducive to any of the Company's objects or otherwise expedient and in particular to remunerate any person introducing or doing business to or with the Company.

(18) To subscribe or guarantee money for charitable or benevolent objects and to aid in the establishment and support of associations for the benefit of persons at any time employed by or having dealings with the Company or the dependants or families of such persons and to establish and support associations institutions funds and trusts to benefit employees (including directors) and their respective dependants and families at any time and to grant pensions and allowances and to make payments towards insurances for the purpose of indemnifying the Company in respect of claims for any risks or accidents to any officers or employees of the Company whether in the course of their employment or not and to pay premiums on any such insurances including insurance against illness accident or death or for any other purpose.

(19) To draw make accept endorse issue discount and execute deeds agreements arrangements cheques promissory notes bills of exchange and lading warrants securities debentures and all other negotiable and transferable instruments or transactions whatsoever.

(20) To enter into any joint ventures or arrangements or agreements for sharing profits with any persons.

(21) To distribute in specie among the Members by way of dividend or bonus or on a return of capital any property or rights of the Company or any proceeds of sale.

(22) To effect insurances and reinsurances against risks of every description whether of the Company or any other person.

(23) To amalgamate with any other company whose objects are or include objects similar to those of the Company whether by sale or purchase (for full or partly paid shares or otherwise) of the undertaking or by sale or purchase (for full or partly paid shares or otherwise) of all or a controlling interest in the shares of the Company or any such other company or partnership or any arrangement in the nature of partnership or in any other manner.

(24) To procure the Company to be recognised or registered anywhere and to carry on all or any part of the Company's business anywhere whether or not the Company has established an office or is so recognised or registered and as principals agents contractors trustees nominees or otherwise and by or through such persons and either alone or in conjunction with others.

(25) To do all such other things as the Company may think incidental to or connected with any of the above objects or conducive to their attainment or otherwise likely in any respect to be advantageous to the Company.

And it is declared that the word "person" in this Memorandum (except in reference to the Company) shall include any individual partnership or other body of persons whether incorporated or not and any government state or authority and further that the objects specified in each paragraph shall be treated as independent and accordingly in no way limited or restricted by reference to or inference from any other paragraph or from the name of the

Company and may be carried out as fully and construed as widely as if each paragraph defined the objects of a separate and independent company.

4. The liability of the Members is limited to the amount (if any) for the time being unpaid on the shares held by each of them respectively.

5. The Share Capital of the Company is US$10,000 divided into 100 A shares of US$0.01 each and 999,900 B shares of US$0.01 each.

   (1) The Company has power to increase or reduce its share capital and to attach to any shares in the initial or increased or reduced capital any preferred deferred qualified or special rights privileges and conditions or to subject the same to any restrictions or limitations and to consolidate or sub-divide all or any of its shares into shares of a larger or smaller denomination.

   (2) The rights for the time being attached to any shares in the initial capital and to any shares having preferred deferred qualified or special rights privileges and conditions may be altered or dealt with in accordance with the Articles of Association.

6. The shares shall be paid for according to the terms of allotment or otherwise by calls as the Board shall think fit.

7. Shares in the capital of the Company may be issued in payment or part payment of the purchase consideration for any property purchased by the Company or in consideration of any services rendered to the Company by any person in assisting the Company to carry out any of its objects and for shares so issued no money payment shall be made or required save in so far as by the terms under which any of such shares may be issued a cash payment may be required.

8. The Signature of the Company shall be:-

   (1) "CARLYLE CAPITAL CORPORATION LIMITED" with the addition of the signature(s) of one or more person(s) authorised generally or specifically by the Board for such purpose, or

   (2) The Common Seal of the Company countersigned by such person(s) as the Board may at any time authorise in that behalf.

WE being the founder shareholders desire to form the Company constituted by this Memorandum of Association and agree to take the shares specified below opposite our names.

Names, Addresses and Descriptions of Subscribers

First Ovalap Limited 1 Le Marchant Street St Peter Port Guernsey	Nigel Richard CARTER Signatory	1 A Voting share(s)
Second Ovalap Limited 1 Le Marchant Street St Peter Port Guernsey	Nigel Richard CARTER Signatory	1 A Voting share(s)

Dated this 25th day of August 2006

WITNESS to the above Signatories:

Lisa WATKIN
1 Le Marchant Street
St Peter Port
Guernsey GY1 4HP

THE COMPANIES (GUERNSEY) LAWS 1994 to 1996
as amended

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

CARLYLE CAPITAL CORPORATION LIMITED

INTERPRETATION

1. In these Articles the following words shall bear the following meanings if not inconsistent with the subject or context:-

Words	Meanings
"Articles"	These Articles of Association as now framed and at any time altered.
"At any time"	At any time or times and includes for the time being and from time to time.
"Board"	The Directors at any time or the Directors present at a duly convened meeting at which a quorum is present.
"Director"	includes alternate Director.
"Dividend"	includes bonus.
"Executors"	includes Administrators.
"Laws"	The Companies (Guernsey) Laws, 1994 to 1996 and the Companies (Enabling Provisions) (Guernsey) Law, 1996 in each case as amended extended or replaced and any Ordinance statutory instrument or regulation made thereunder.
"Liquidator"	includes joint Liquidators.
"Member"	includes registered holder of a share and vice versa and any person entitled on death disability or insolvency of a member.
"Memorandum"	The Memorandum of Association of the Company.
"Month"	Calendar Month.

"Office"	The registered office at any time of the Company.
"Probate"	includes Letters of Administration.
"Proxy"	includes attorney.
"Register"	The Register of Members kept pursuant to the Laws.
"Seal"	The Common Seal of the Company.
"Secretary"	includes a temporary or assistant Secretary and any person appointed by the Board to perform any of the duties of Secretary.

Any reference to a share shall, where the Board has resolved to allot and issue fractions of shares, include such fractions.

The singular includes the plural and vice versa.

The masculine includes the feminine.

Words importing persons include corporations.

Expressions referring to writing include any mode of representing or reproducing words.

Subject to the above any words defined in the Laws shall if not inconsistent with the subject or context bear the same meaning in these Articles.

BUSINESS

2. Any branch or kind of business which by the Memorandum or by these Articles is either expressly or impliedly authorised to be undertaken may be undertaken or suspended at any time by the Board whether commenced or not.

SHARES

3. (1) The authorised share capital of the Company is US$10,000 divided into 100 A shares of US$0.01 each ("A Shares") and 999,900 B shares of US$0.01 each ("B Shares"). The respective rights attaching to the "A" Shares and the "B" Shares are as follows:-

(a) As regards income: the "B" Shares shall confer on the holders thereof the right to receive such dividends (if any) as the Company may determine to distribute out of the profits of the Company to the holders of such shares according to the amounts paid up thereon. The "A" Shares shall confer on the holders thereof no right to receive such dividends.

(b) As regards capital: on a return of assets on liquidation or otherwise, the assets of the Company to be returned shall be applied rateably in repaying to the holders of the "A" Shares and the "B" Shares the amounts paid up on such shares and any balance of such assets shall belong to and be distributed among the holders of the "B" Shares in proportion to the number of the "B" Shares held by them respectively.

(c) As regards voting: on a show of hands every holder of "A" Shares present in person shall have one vote and on a poll every such holder present in person or by proxy shall have one vote for each "A" Share. The holders of the "B" Shares shall not have any right to vote.

(2) Save as set out in these Articles or as otherwise provided by the terms of their issue all shares in the capital of the Company shall rank equally in all respects.

(3) Subject to the foregoing and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares any share in the Company may be issued with such preferred deferred or other special rights or restrictions whether as to dividend voting return of capital or otherwise as the Company at any time by ordinary resolution may determine and subject to and in default of such determination as the Board may determine.

4. Subject to the provisions of the Laws:-

(1) any preference shares may with the sanction either of the Board or an ordinary resolution be issued on terms that they are or at the option of the Company or the holder are liable to be redeemed on such terms and in such manner as the Company before the issue may by ordinary resolution determine and subject to and in default of such determination as the Board may determine;

(2) the Company may purchase any of its own shares whether or not they are redeemable and may pay in respect of such purchase otherwise than out of its distributable profits or the proceeds of fresh issue of shares;

(3) the Company and any of its subsidiary companies may give financial assistance directly or indirectly for the purpose of or in connection with the acquisition of shares in the Company or in connection with reducing or discharging any liability incurred in connection with the purchase of shares in the Company;

(4) the Company may convert all or any of its fully paid shares the nominal amount of which is expressed in a particular currency into fully paid shares of a nominal amount of a different currency, the conversion being effected at the rate of exchange (calculated to not less than three significant figures) current on the date of the resolution or on such other date as may be specified therein.

5. If at any time the share capital is divided into different classes of shares the rights attached to any class (unless otherwise provided by the terms of issue) may whether or not the Company is being wound up be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution of the holders of the shares of that class. To any separate general meeting of a class the provisions of these Articles relating to general meetings shall apply but so that the necessary quorum shall be two persons holding in person or by proxy one-third of the issued shares of that class and that any holder of shares of that class present in person or by proxy may demand a poll.

6. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (unless otherwise expressly provided by the terms of issue of the shares of that class) be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

7. In default of any ordinary resolution by the Company the unissued shares shall be at the disposal of the Board which may allot grant options over or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that no share shall be issued at a discount except in accordance with the Laws and so that the amount payable on application on each share shall be fixed by the Board.

8. The Company may pay commission in money or shares to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares in the Company or procuring or agreeing to procure subscriptions whether absolute or conditional for any shares in the Company provided that the rate or amount of commission shall be fixed by the Board and disclosed in accordance with the Laws. The Company may also pay brokerages.

9. Except as ordered by a court of competent jurisdiction or as required by law the Company shall not be affected or bound by or be compelled in any way to recognise (even when having notice) any equitable contingent future or partial interest in any share or fraction or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety in the registered holder and whether or not such share shall be entered in the Register as held in trust nor shall the Company be bound to see to the execution of any trust to which any share may be subject.

CERTIFICATES

10. (1) Every person shall be entitled:-

(a) without payment to one certificate for all his shares of each class and when part only of the shares comprised in a certificate is sold or transferred to a balance certificate; or

(b) upon payment of such sum as the Board may determine to several certificates each for one or more shares of any class.

(2) Every certificate shall be issued within one month after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) and shall specify the shares to which it relates and the amount paid up and the distinguishing numbers (if any).

(3) All forms of certificate for shares or debentures or representing any other form of security (other than letters of allotment scrip certificates and other like documents) shall be issued and may if determined by the Board be issued under the Seal of the Company and shall be signed autographically unless there shall be in force a resolution of the Board adopting some method of mechanical signature in which event the signatures (if authorised by such resolution) may be effected by the method so adopted.

11. In respect of a share held jointly the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

12. If a share certificate be defaced lost or destroyed it may be renewed on payment of such fee and on such terms (if any) as to evidence and indemnity and the payment of expenses as the Board thinks fit.

LIEN

13. The Company shall have a first and paramount lien (extending to all dividends payable) on all shares (not being fully paid) for all moneys whether presently payable or not called or payable at a fixed time in respect of those shares and for all the debts and liabilities of the holder to the Company and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person (other than such holder) and whether the time for payment or discharge shall have arrived or not and notwithstanding that the same are joint debts or liabilities of such holder and any other person (whether a Member of the Company or not).

14. The Company may sell as the Board thinks fit any shares on which the Company has a lien but no sale shall be made unless a sum in respect of which the lien exists is presently payable nor until after a notice in writing demanding payment has been given to the holder of the shares.

15. To give effect to any sale the Board may authorise some person to transfer the shares sold to the purchaser who shall be registered as the holder of the shares comprised in any such transfer and who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings.

CALLS ON SHARES

16. The Board may at any time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium and not by the conditions of allotment made payable at fixed times) and each Member shall pay to the Company at the time and place appointed the amount called. A call may be revoked or postponed.

17. Joint holders shall be jointly and severally liable to pay calls.

18. If a sum called in respect of a share is not paid before or on the day appointed the person from whom the sum is due shall pay interest from the day appointed to the time of actual payment at such rate as the Board may determine.

19. Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable and in the case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

20. The Board may on an issue of shares differentiate between holders as to amount of calls and times of payment.

FORFEITURE AND SURRENDER OF SHARES

21. If a Member fails to pay any call or instalment on the day appointed the Board may at any time during such period as any part remains unpaid serve notice requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by the Company by reason of non-payment.

22. The notice shall state a further day on or before which the payment required by the notice is to be made and the place where the payment is to be made and that in the event of non-payment the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. If the requirements of any such notice are not complied with any share in respect of which the notice has been given may at any time before payment has been made be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

23. Notice of forfeiture shall forthwith be given to the former holder and an entry of such notice and forfeiture shall forthwith be made and dated in the Register opposite the entry of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give notice or to make entry.

24. A forfeited share shall be deemed to be the property of the Company and may be sold re-allotted or otherwise disposed of on such terms as the Board shall think fit with or without all or any part of the amount previously paid on the share being credited as paid and at any time before a sale or disposition the forfeiture may be cancelled.

25. A person whose shares have been forfeited shall cease to be a Member in respect of those shares but shall notwithstanding remain liable to pay to the Company all moneys which at the date of forfeiture were payable in respect of the shares with interest at such rate as the Board may determine. The Board may enforce payment without any allowance for the value of the shares at the time of forfeiture.

26. The forfeiture of a share shall extinguish all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder and the Company.

27. The Board may accept from any Member on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

28. A declaration in writing by a Director or the Secretary that a share has been duly forfeited or surrendered on the date stated in the declaration shall be conclusive evidence of the facts therein as against all persons claiming to be entitled to the shares.

29. The Company may receive the consideration given for any share on any sale or disposition and may execute a transfer of the share in favour of the person to whom the same is sold or disposed of and he shall thereupon be registered as the holder and shall not be bound to see to the application of the purchase money nor shall his title be affected by any irregularity or invalidity in forfeiture sale re-allotment or disposal.

TRANSFER AND TRANSMISSION OF SHARES

30. All transfers of shares may be effected by transfer in writing in any form as the Board may accept. Any instrument of transfer shall be signed by or on behalf of the transferor who shall be deemed to remain the holder until the name of the transferee is entered in the Register.

31. Every instrument of transfer shall be left at the Office or such other place as the Board may prescribe with the certificate of every share to be transferred and such other evidence as the Board may reasonably require to prove the title of the transferor or his right to transfer the shares; and the transfer and certificate shall remain in the custody of the Board but shall be at all reasonable times produced at the request and expense of the transferor or transferee or

their respective representatives. A new certificate shall be delivered to the transferee after the transfer is completed and registered on his application and when necessary a balance certificate shall be delivered if required by him in writing. A fee determined by the Board may be charged for each transfer and also for the registration of every probate notice power of attorney or document tendered for registration and shall be paid before registration.

32. The Board may in their discretion and without assigning any reasons refuse to register a transfer of any share to any person of whom they shall not approve as transferee. If the Board refuse to register a transfer of any share they shall send to the transferee notice of refusal within a reasonable period.

33. The Company shall keep the Register in accordance with the Laws. The Register may be closed during such periods as the Board think fit not exceeding in all thirty days in any year.

34. On the death of a Member the survivors where the deceased was a joint holder and the executors of the deceased where he was a sole holder shall be the only persons recognised by the Company as having any title to or interest in his shares; but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held.

35. A person entitled to shares in consequence of death disability or insolvency shall not be entitled to receive notice of or to attend or to vote at any meeting or (save as regards the receipt of such dividends as the Board shall not elect to retain) to exercise any of the rights of a holder unless and until he shall have been registered as holder.

RESTRICTIONS ON TRANSFER OF SHARES

36. A share may be transferred to any Member selected by the transferor; but save as provided below no share shall be transferred to a person who is not a Member so long as any Member is willing to purchase the same at the fair value.

37. Except where a transfer is made by transmission on the death of a Member the person proposing to transfer any share ("proposing transferor") shall give notice in writing ("transfer notice") to the Secretary of his desire to transfer and such notice shall specify the sum he fixes as the fair value and shall constitute the Secretary his agent for the sale at the price fixed or at the option of the purchaser ("purchasing Member") at the fair value to be fixed by the Auditor.

38. A transfer notice may include several shares and in such case shall operate as if it were a separate notice in respect of each. A transfer notice shall only be revocable with the sanction of the Board.

39. If the Secretary shall within the space of twenty-eight days after being served with a transfer notice find a Member willing to purchase he shall give notice to the proposing transferor and the purchasing Member.

40. In case any difference arises between the proposing transferor and the purchasing Member as to the fair value the Auditor shall on the application of either party and at the cost of the Company certify in writing the sum which in his opinion is the fair value and which shall be deemed to be the fair value and in so certifying the Auditor shall act as an expert and not as an arbitrator.

41. If in any case the proposing transferor after having become bound as aforesaid defaults in transferring the Company may receive the purchase money and shall thereupon cause the

name of the purchasing Member to be entered in the Register as the holder of the share and shall hold the purchase money in trust for the proposing transferor. The receipt of the Company for the purchase money shall be a good discharge to the purchasing Member.

42. If the Secretary shall not within the space of twenty-eight days after being served with a transfer notice find a person willing to purchase the share and give notice as provided above the proposing transferor shall at any time within three calendar months afterwards be at liberty to sell and transfer the shares (or those not placed) to any person at a price which shall not be less than the fair value.

43. Every employee of the Company who is a Member shall forthwith on ceasing his employment be bound to give a transfer notice to the Secretary in respect of the shares so held by him and should he fail to do so the Secretary as his agent may give the same.

44. A share of a deceased Member may be transferred by his executors to his heirs or legatees.

ALTERATION OF CAPITAL

45. The Company at any time may by ordinary resolution increase the share capital by such sum to be divided into shares of such amount as the resolution shall prescribe.

46. Any new shares shall be of such class and amount and have such preference or priority as regards dividends or in the distribution of assets or as to voting or otherwise over any other shares of any class whether then issued or not or be subject to such stipulations deferring them to any other shares with regard to dividends or in the distribution of the assets as the Board may determine.

47. The Company before the issue of any new shares may ordinarily resolve that all or some of them shall be offered to the Members in proportion to their existing shares at such price as the Company or the Board may fix and such offer shall be made by notice specifying the number of shares to which the Member is entitled and limiting a time within which the offer if not accepted will be deemed to be declined; and after the expiration of such period or on the receipt of an intimation from the Member that he declines the Board may offer the same on similar terms to such of the other shareholders as they may select including the Directors or dispose of them in such manner as they think fit. For the purpose of giving effect to this Article the Board shall be entitled to disregard fractions. In the absence of any determination or so far as the same shall not extend new shares may be dealt with as if they formed part of the original capital and shall be subject to these Articles.

48. The Company may by ordinary resolution:-

(1) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(2) subdivide all or any of its shares into shares of smaller amount than is fixed by the Memorandum so however that in subdivision the proportion between the amount paid and the amount if any unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived and so that the resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from subdivision one or more of the shares may have such preferred deferred or other rights over the others as the Company has power to attach to unissued or new shares;

(3) cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

49. The Board on any consolidation of shares may deal with fractions of shares in any manner.

50. The Company may by special resolution reduce its share capital any capital redemption reserve fund or any share premium account in any manner and with and subject to any incident authorised and consent required by the Laws.

GENERAL MEETINGS

51. (1) The first general meeting of the Company shall be held within such time as may be required by the Laws and thereafter general meetings shall be held once at least in each subsequent calendar year. Other meetings of the Company shall be called extraordinary general meetings. General meetings may be held in Guernsey or elsewhere at the discretion of the Directors.

(2) A Member participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting at which a quorum is present shall be treated as having attended that meeting provided that the Members present at the meeting can hear and speak to the participating Member.

(3) A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Members participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the Chairman is present unless the Members resolve otherwise.

52. Any general meeting convened by the Board unless its time shall have been fixed by the Company in general meeting or unless convened in pursuance of a requisition may be postponed by the Board by notice in writing and the meeting shall subject to any further postponement or adjournment be held at the postponed date for the purpose of transacting the business covered by the original notice.

53. The Board may whenever it thinks fit and shall on the requisition in writing of one or more holders representing not less than one-tenth of the issued share capital of the Company upon which all calls or other sums then due have been paid forthwith proceed to convene an extraordinary general meeting.

54. The requisition shall be dated and shall state the object of the meeting and shall be signed by the requisitionists and deposited at the Office and may consist of several documents in like form each signed by one or more of the requisitionists.

55. If the Board does not proceed to cause a meeting to be held within twenty-one days from the date of the requisition being so deposited the requisitionists or a majority of them in value may themselves convene the meeting.

56. Any meeting convened by requisitionists shall be convened in the same manner (as nearly as possible) as that in which meetings are convened by the Board.

NOTICE OF GENERAL MEETINGS

57. Not less than ten days' notice specifying the time and place of any general meeting and specifying also in the case of any special business the general nature of the business to be transacted shall be given by notice sent by post by the Secretary or other Officer of the

Company or any other person appointed in that behalf by the Board to such Members as are entitled to receive notices provided that with the consent in writing of all the Members a meeting may be convened by a shorter notice or at no notice and in any manner they think fit. In every notice there shall appear a statement that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a Member.

58. The accidental omission to give notice of any meeting to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

PROCEEDINGS AT GENERAL MEETINGS

59. The ordinary business of an ordinary general meeting shall be to receive and consider the profit and loss account and the balance sheet of the Company and the reports of the Directors and the Auditors to elect Directors and appoint Auditors in the place of those retiring to fix the remuneration of the Directors and Auditors to sanction or declare dividends and to transact any other ordinary business which ought to be transacted at such meeting. All other business shall be deemed special and shall be subject to notice as hereinbefore provided.

60. The quorum for a general meeting shall be two Members entitled to vote present in person or by proxy.

61. If within half an hour after the time appointed for the meeting a quorum is not present the meeting if convened by or upon a requisition shall be dissolved. If otherwise convened it shall stand adjourned for fourteen days at the same time and place and no notice of adjournment need be given.

62. The Members present in person or by proxy and entitled to vote shall choose one of their own number to be the Chairman.

63. The Chairman may with the consent of any meeting at which a quorum is present and shall if so directed by the meeting adjourn the meeting at any time and to any place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

64. At any meeting a resolution put to the vote shall be decided by a show of hands or by a poll at the option of the Chairman. Nevertheless before or on the declaration of the result a poll may be demanded:-

(1) by the Chairman; or

(2) by one Member present in person or by proxy provided he represents at least one-tenth of the subscribed capital; or

(3) by two Members present in person or by proxy.

The demand for a poll may be withdrawn.

Unless a poll be demanded a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded.

65. A poll if demanded shall be taken at the meeting at which the same is demanded or at such other time and place as the Chairman shall direct and the result shall be deemed the resolution of the meeting.

66. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

67. If a poll shall be duly demanded on the election of a Chairman or on any question of adjournment it shall be taken at once.

68. In case of an equality of votes on a poll the Chairman shall have a second or casting vote.

VOTES OF MEMBERS

69. (1) On a show of hands every Member entitled to vote present in person or by proxy shall have one vote.

(2) On a poll every Member entitled to vote present in person or by proxy shall have one vote for each share held by him subject to any special voting powers or restrictions.

70. Where there are joint registered holders of any share such persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether in person or by proxy in their name. In default of such election the person whose name stands first on the Register shall alone be entitled to vote.

71. Any Member being incapable or of unsound mind may vote by his curator or other legal guardian. Any of such persons may vote either personally or by proxy.

72. On a poll votes may be given either personally or by proxy and a Member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A proxy need not be a Member. An instrument of proxy may be valid for one or more meetings .

73. No Member shall be entitled to be present or take part in any proceedings or vote either personally or by proxy at any meeting unless all calls due from him have been paid. No Member shall be entitled to vote in respect of any shares that he has acquired by purchase for pecuniary consideration unless he has been registered as their holder.

74. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed shall be valid for all purposes. Any objection made in due time shall be referred to the Chairman whose decision shall be final and binding.

75. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation under the hand of an officer or attorney duly authorised.

76. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall be deposited

at the Office not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or in the case of a poll not less than 24 hours before the time appointed for the taking of the poll and in default unless the Board directs otherwise the instrument of proxy shall not be treated as valid.

77. The instrument appointing a proxy may be in any form which the Board may approve and may include an instruction by the appointor to the proxy either to vote for or against any resolution to be put to the meeting.

78. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll and shall be as valid for any adjournment as for the meeting to which it relates.

79. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or disability of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death disability or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjournment or the taking of the poll at which the proxy is used.

80. Any corporation which is a Member may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company or to approve any resolution submitted in writing and the person so authorised shall be entitled to exercise on behalf of the corporation which he represents the same powers (other than to appoint a proxy) as that corporation could exercise if it were an individual Member of the Company.

WRITTEN RESOLUTIONS

81. Resolutions of the Members may be approved in writing if so determined by the Directors in accordance with the Laws and every member voting thereon shall have one vote for each share subject to any special voting powers or restrictions.

82. Notice specifying the proposed resolution in writing may be forwarded by the Company to Members by post or by facsimile or such other telephonic or electronic means of written communications as the Board may determine at any time.

83. Notices of proposed written resolutions forwarded by post shall be sent to the address of such Members entered in the Register. Notices forwarded by any telephonic or electronic means of written communication shall be forwarded to such destination as the Member in question may at any time designate in writing signed by him.

84. Notices of proposed written resolutions shall incorporate or be accompanied by an instrument to be signed by or on behalf of the Member to who it is addressed for the purpose of approving the same.

85. Any notice of a proposed written resolution shall specify a date and time (whether greater or lesser than any period for the time being prescribed by the Laws) at which the instrument or instruments signed by or on behalf of the Members voting in favour thereof shall be counted and at which the resolution if approved by the requisite majority shall become effective. No instrument received or signature appended thereto after such time shall be counted.

86. Notwithstanding anything else contained herein (and in particular the method of forwarding the notice of and instrument for approving the written resolution to Members) all such instruments containing such approval shall be in writing and signed by the Member or Members in question. The signature of a Member shall be acceptable for such purposes if received by facsimile telephonic transmission.

87. The accidental omission to give notice of any proposed written resolution to or the non receipt of such notice by any member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

NUMBER AND APPOINTMENT OF DIRECTORS

88. The first Directors of the Company shall be appointed by the subscribers to the Memorandum. Unless such subscribers appoint a sole Director and until otherwise determined by the Board the number of Directors shall be not less than two.

89. The Board shall have power at any time to appoint any person to be a Director either to fill a casual vacancy or as an addition to the existing Directors but so that the total number of Directors shall not at any time exceed the number fixed pursuant to these Articles. Any Director so appointed shall hold office only until the next following ordinary general meeting and shall then be eligible for re-election.

90. No person other than a Director retiring at a general meeting shall unless recommended by the Directors be eligible for election by the Company to the office of Director unless not less than fourteen days before the date appointed for the meeting there shall have been left at the Office notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election together with notice in writing signed by that person of his willingness to be elected.

91. Without prejudice to the powers of the Board the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

QUALIFICATION AND REMUNERATION OF DIRECTORS

92. A share qualification for a Director may be fixed by the Company in general meeting and unless and until so fixed no qualification shall be required.

93. (1) The Directors shall be paid out of the funds of the Company by way of fees such sums as shall be approved by the Company in general meeting. Directors' fees shall be deemed to accrue from day to day.

(2) The Directors shall also be entitled to be repaid all reasonable out of pocket expenses properly incurred by them in or with a view to the performance of their duties or in attending meetings of the Board or of committees or general meetings.

(3) If any Director having been requested by the Board shall render or perform extra or special services or shall travel or go to or reside in any country not his usual place of residence for any business or purpose of the Company he shall be entitled to receive such sum as the Board may think fit for expenses and also such remuneration as the Board may think fit either as a fixed sum or as a percentage of profits or otherwise and such remuneration may as the Board shall determine be either in addition to or in substitution for any other remuneration which he may be entitled to receive.

ALTERNATE DIRECTORS

94. Any Director may by notice in writing under his hand served upon the Company appoint any person (whether a Member of the Company or not) as an alternate Director to attend and vote in his place at any meeting of the Directors at which he is not personally present or to undertake and perform such duties and functions and to exercise such rights as he could personally and such appointment may be made generally or specifically or for any period or for any particular meeting and with and subject to any particular restrictions. Every such appointment shall be effective and the following provisions shall apply:-

(1) Every alternate Director while he holds office as such shall be entitled:-

(a) if his appointor so directs the Secretary to notice of meetings of the Directors; and

(b) to attend and to exercise (subject to any restrictions) all the rights and privileges of his appointor at all such meetings at which his appointor is not personally present.

(2) Every alternate Director shall ipso facto vacate office if and when his appointment expires by effluxion of time or his appointor vacates office as a Director or removes the alternate Director from office as such by notice in writing under his hand served upon the Company.

(3) No alternate Director shall be entitled as such to receive any remuneration from the Company but every alternate Director shall be entitled to be paid all reasonable expenses incurred in exercise of his duties.

(4) A Director may act as alternate Director for another Director and shall be entitled to vote for such other Director as well as on his own account but no Director shall at any meeting be entitled to act as alternate Director for more than one other Director.

BORROWING POWERS OF THE BOARD

95. The Board may exercise all the powers of the Company to borrow money and to mortgage hypothecate pledge or charge all or part of its undertaking property and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any liability or obligation of the Company or of any third party.

OTHER POWERS AND DUTIES OF THE BOARD

96. The business of the Company shall be managed by the Board who may exercise all such powers of the Company as are not required to be exercised by the Company in general meeting subject nevertheless to these Articles and to the Laws and to such regulations as may be prescribed by the Company in general meeting but no regulation so made shall invalidate any prior act of the Board. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

97. The Board may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested shall be carried on by or through one

or more subsidiary companies and the Board may on behalf of the Company make such arrangements as it thinks advisable for taking the profits or bearing the losses of any branch or business so carried on or for financing assisting or subsidising any such subsidiary company or guaranteeing its contracts obligations or liabilities.

98. The Board may establish any local boards or agencies for managing any of the affairs of the Company and may appoint any one or more of its number or any other persons to be members of such local Boards or any managers or agents and may fix their remuneration and may delegate to any local board manager or agent any of the powers authorities and discretions vested in the Board with power to sub-delegate and may authorise the members of any local board to fill any vacancies and to act notwithstanding vacancies and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit and the Board may remove any person so appointed and may annul or vary any such delegation but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

99. The Board may at any time by power of attorney given under the hand of such person or persons duly authorised in that behalf appoint any person or any fluctuating body of persons whether nominated directly or indirectly by the Board to be the attorney of the Company for such purposes and with such powers and discretions and for such periods and subject to such conditions as the Board may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any attorney as the Board may think fit and may also authorise any attorney to sub-delegate all or any of his powers and discretions.

100. (1) A Director who is in any way directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the Company shall disclose the nature of his interest at a meeting of the Board. In the case of a proposed contract such disclosure shall be made at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration or if the Director was not at the date of that meeting interested in the proposed contract or arrangement at the next meeting of the Board held after he became so interested In a case where the Director becomes interested in a contract or arrangement after it is made disclosure shall be made at the first meeting of the Board held after the Director becomes so interested. For the purpose of the foregoing a general notice given to the Board by a Director to the effect that he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm shall be deemed to be a sufficient disclosure of interest unless either it is given at a meeting of the Board or the Director takes reasonable steps to ensure that it is raised and read at the next meeting of the Board after it is given.

(2) A Director may vote in respect of any contract or arrangement in which he is interested and be counted in the quorum present at any meeting at which any such contract or arrangement is proposed or considered and if he shall so vote his vote shall be counted.

(3) A Director may hold any other office or place of profit under the Company (other than Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Board may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor purchaser or otherwise nor shall any such contract or any contract

or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(4) Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

101. All cheques promissory notes drafts bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed drawn accepted endorsed or otherwise executed in such manner as the Board shall at any time determine.

102. The Board shall cause minutes to be made in books provided for the purpose:-

(1) of all appointments of Officers;

(2) of the names of the Directors present at each meeting of the Board and of any committee;

(3) of all resolutions and proceedings at meetings of the Company and meetings of the Board and of committees.

103. (1) The Board may pay a gratuity pension or allowance on death or retirement to and may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation or life assurance funds or schemes for the benefit of any persons:-

(a) who are or were at any time in the employment or service of the Company or of any company which is or was a holding or subsidiary company of the Company or of any predecessor in business of any of them; or

(b) who are or were at any time Directors or Officers of the Company or of any such other company or predecessor in business and holding any salaried employment or executive office in the Company or such other company or predecessor in business; and the wives widows children dependants or relations of any such persons. The receipt of any such gratuity pension or allowance shall not disqualify any person from being a Director of the Company.

(2) The Board may also establish and subsidise or subscribe to any institutions associations clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid and make payments for or towards the insurance of any such persons.

(3) The Board may do any of the matters aforesaid either alone or in conjunction with any such other company.

DISQUALIFICATION OF DIRECTORS

104. The office of a Director shall ipso facto be vacated:-

(1) if he (not being a person holding for a fixed term an executive office subject to termination if he cease from any cause to be a Director) resigns his office by written notice signed by him sent to or deposited at the Office;

(2) if he shall have absented himself (such absence not being absence with leave or by arrangement with the Board on the affairs of the Company) from meetings of the Board for a consecutive period of twelve months and the Board resolves that his office shall be vacated;

(3) if he becomes of unsound mind or incapable;

(4) if he becomes insolvent suspends payment or compounds with his creditors;

(5) if he is requested to resign by written notice signed by all his co-Directors.

(6) if the Company in general meeting shall declare that he shall cease to be a Director.

105. If the Company in general meeting removes any Director before the expiration of his period of office it or the Board may appoint another person to be a Director in his stead who shall retain his office so long only as the Director in whose stead he is appointed would have held the same if he had not been removed. Such removal shall be without prejudice to any claims such Director may have for damages for breach of any contract of service between him and the Company.

PROCEEDINGS OF DIRECTORS

106. (1) The Board may meet for the dispatch of business adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the Chairman at the meeting shall have a second or casting vote.

(2) A Director participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting of the Board at which a quorum is present shall be treated as having attended that meeting provided that the Directors present at the meeting can hear and speak to the participating Director.

(3) A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Directors participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the Chairman is present unless the Directors resolve otherwise.

107. The Board shall also determine the notice necessary for its meetings and the persons to whom such notice shall be given.

108. A meeting of the Board at which a quorum is present shall be competent to exercise all powers and discretions exercisable by the Board.

109. The continuing Directors may act notwithstanding any vacancy but if and so long as their number is reduced below the minimum number fixed pursuant to these Articles the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting but for no other purpose. If there be no Directors able or willing to act then any holder may summon a general meeting for the purpose of appointing Directors.

110. The Board may elect a Chairman of their meetings and determine the period for which he is to hold office. If no such Chairman be elected or if at any meeting the Chairman be not present within five minutes after the time appointed for holding the same the Directors present may choose one of their number to be Chairman of the meeting.

111. The Board may delegate any of their powers to committees consisting of such one or more Directors as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board.

112. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed shall be two except that where the minimum number of Directors has been fixed at one a sole Director shall be deemed to form a quorum. For the purposes of this Article an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

113. A resolution in writing signed by each Director (or his alternate) entitled to receive notice of a meeting of the Board or by all the members of a committee shall be as valid and effectual as a resolution passed at a meeting of the Board or committee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee and may be transmitted to the Company by facsimile.

EXECUTIVE DIRECTOR

114. (1) The Board may at any time appoint one or more of their body to be holder of any executive office including the office of Managing Director on such terms and for such periods as they may determine.

(2) The appointment of any Director to any executive office shall be subject to termination if he ceases from any cause to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(3) The Board may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Board upon such terms and conditions and with such restrictions as it thinks fit either collaterally with or to the exclusion of their own powers and may at any time revoke withdraw alter or vary all or any of such powers.

SECRETARY

115. The Secretary shall be appointed by the Board for such term at such remuneration and upon such conditions as the Board may think fit; and any Secretary may be removed by the Board but without prejudice to any claim which he may have for damages for breach of any contract of service between him and the Company.

116. Any provision of the Laws or these Articles requiring or authorising a thing to be done by a Director and the Secretary shall not be satisfied by its being done by the same person acting both as Director and as or in the place of the Secretary provided that nothing in this Article shall prevent or restrict a Director from being a Director or Secretary of a Director or the Secretary being corporate bodies.

THE SEAL

117. If the Board determines to maintain a Seal they shall provide for the safe custody of the Seal which shall only be used by authority of the Board or of a committee and every instrument to which the Seal shall be affixed shall be signed by any such persons as are authorised by the Board in that behalf. The Board may authorise the use of a duplicate or facsimile Seal for use outside Guernsey in such manner as the Board may at its discretion determine.

AUTHENTICATION OF DOCUMENTS

118. Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the Company (including the Memorandum and these Articles) and any resolutions passed by the Company or the Board and any books records documents and accounts relating to the business of the Company and to certify copies or extracts as true copies or extracts; and where any books records documents or accounts are elsewhere than at the Office the local manager or other Officer of the Company having their custody shall be deemed to be a person appointed by the Board as aforesaid.

DIVIDENDS

119. The Company in general meeting may declare dividends but no dividend shall exceed the amount recommended by the Board.

120. No dividend shall be paid otherwise than out of the profits of the business of the Company.

121. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid.

122. The Board may at any time declare and pay such interim dividends as appear to be justified by the position of the Company. The Board may also declare and pay any fixed dividend which is payable on any shares of the Company half-yearly or otherwise on fixed dates whenever the position in the opinion of the Board so justifies.

123. Subject to the Laws where any asset business or property is bought by the Company as from a past date whether such date be before or after the incorporation of the Company profits and losses as from such date may at the discretion of the Board in whole or in part be carried to revenue account and treated for all purposes as profits and losses of the Company. Subject as aforesaid if any shares or securities are purchased cum dividend or interest such dividend or interest may at the discretion of the Board be treated as revenue and it shall not be obligatory to capitalise all or part of the same.

124. The Board may deduct from any dividend payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

125. The Board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the liabilities or obligations in respect of which the lien exists.

126. The Board may retain dividends payable upon shares in respect of which any person is entitled to become a Member until such person has become a Member.

127. With the sanction of the Company in general meeting any dividend may be paid wholly or in part by the distribution of specific assets and in particular of paid-up shares of the Company. Where any difficulty arises in regard to such distribution the Board may settle the same as it thinks expedient and in particular may issue fractional shares and fix the value for distribution of such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of Members and may vest any such specific assets in trustees for the Members entitled as may seem expedient to the Board.

128. Any dividend interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post to the registered address of the holder or in the case of joint holders to the registered address of that one of the joint holders who is first named on the Register. Any one of two or more joint holders may give effectual receipts for any dividends interest bonuses or other moneys payable in respect of their joint holdings.

129. No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

130. All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of six years after having been declared shall be forfeited and shall revert to the Company.

RESERVES

131. The Board may before recommending any dividend set aside out of the profits of the Company such sums as it thinks proper as reserves which shall at the discretion of the Board be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may either be employed in the business of the Company or be invested in such investments as the Board may at any time think fit. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to divide.

CAPITAL RESERVE

132. The Board may establish a capital reserve. All capital appreciation realised upon or derived from the sale or realisation of properties securities or investments or other realisations of or dealings with the capital assets or any other sums which in the opinion of the Board are of a capital nature may if so determined by the Board be applied to capital purposes only and unless forthwith appropriated to meeting realised losses on sales or realisations or on any change or transposition of securities investments or properties or other realisations of or dealings with capital assets or to writing down properties securities investments or other capital assets (either individually or in the aggregate) shall be carried by the Board to the credit of a capital reserve and all losses of a similar nature shall be carried to the debit of such capital reserve.

133. The sum carried and at any time standing to the credit of the capital reserve shall not in any event be transferred to profit and loss or revenue account but may be regarded as available for capital distribution or for making good losses on the Company's properties securities and investments or for providing for depreciation in the value of the Company's properties

securities and investments. Any moneys for the time being standing to the credit of the capital reserve may at the discretion of the Board either be employed in the business of the Company or be invested in such properties investments or other assets as the Board may think fit.

CAPITALISATION OF PROFITS

134. The Company in general meeting may upon the recommendation of the Board resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution and accordingly that such sums be set free for distribution amongst the Members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares of the Company to be allotted and distributed credited as fully paid to and amongst such Members.

135. Whenever such resolution shall have been passed the Board shall make all appropriations and applications of the undivided profits resolved to be capitalised and all allotments and issues of fully-paid shares and generally shall do all things required to give effect thereto with full power to the Board to make such provision by payment in cash or otherwise as it thinks fit for the case of shares becoming distributable in fractions and also to authorise any person to enter on behalf of all Members entitled thereto into an agreement with the Company providing for the allotment to them respectively credited as fully paid of any further shares to which they may be entitled upon such capitalisation or (as the case may require) for the payment up by the Company on their behalf by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be effective and binding on all such Members.

ACCOUNTS

136. The Board shall cause proper books of account to be kept with respect to all the transactions assets and liabilities of the Company in accordance with the Laws.

137. The books of account shall be kept at the Office or at such other place as the Board shall think fit and shall at all times be open to the inspection of the Directors but no person other than a Director or Auditor or other person whose duty requires and entitles him to do so shall be entitled to inspect the books accounts and documents of the Company except as provided by the Laws or authorised by the Board or by the Company in general meeting.

138. A balance sheet shall be laid before the Company at its ordinary general meeting in each year and such balance sheet shall contain a general summary of the assets and liabilities of the Company. The balance sheet shall be accompanied by a report of the Directors as to the state of the Company as to the amount (if any) which they recommend to be paid by way of dividend and the amount (if any) which they have carried or propose to carry to reserve. The Auditors' report shall be attached to the balance sheet or there shall be inserted at the foot of the balance sheet a reference to the report.

139. A copy of every balance sheet and of all documents annexed thereto including the reports of the Directors and the Auditors shall at least ten days before the meeting be served on each of the registered holders in the manner in which notices are hereinafter directed to be served and

on the Auditors. Any holder may by written notice served on the Company waive this requirement.

AUDIT

140. Subject to the Laws the Company may elect to become an unaudited company. Whilst the Company continues as an unaudited company the provisions of these Articles in so far as they relate to the appointment of Auditors the duties of Auditors and to the report of Auditors shall be suspended and cease to have effect.

141. A Director shall not be capable of being appointed as an Auditor.

142. A person other than a retiring Auditor shall not be capable of being appointed Auditor at an ordinary general meeting unless notice of intention to nominate that person as Auditor has been given by a Member to the Company not less than fourteen days before the meeting and the Board shall send a copy of any such notice to the retiring Auditor and shall give notice to the Members not less than seven days before the meeting provided that if after notice of the intention to nominate an Auditor has been so given a meeting is called for a date fourteen days or less after such notice has been given the requirements of this provision as to time in respect of such notice shall be deemed to have been satisfied and the notice to be sent or given by the Company may instead of being sent or given within the time required by this Article be sent or given at the same time as the notice of the meeting.

143. The first Auditors shall be appointed by the Board before the first general meeting and they shall hold office until the first ordinary general meeting unless previously removed in which case the Members at such meeting may appoint Auditors.

144. The Board may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditors (if any) may act.

145. The remuneration of the Auditors shall be fixed by the Company in general meeting or in such manner as the Company may determine except that the remuneration of any Auditors appointed by the Directors shall be fixed by the Directors.

146. Every Auditor shall have a right of access at all times to the books accounts and documents of the Company and as regards books accounts and documents of which the originals are not readily available shall be entitled to rely upon copies or extracts certified by an officer of the Company and shall be entitled to require from the Board such information and explanations as may be necessary for the performance of their duties and the Auditors shall make a report to the Members on the accounts examined by them and the report shall state whether in their opinion the accounts give a true and fair view of the state of the Company's affairs and whether they have been prepared in accordance with the Laws.

147. Any Auditor shall be eligible for re-election.

NOTICES

148. A notice may be given by the Company to any Member either personally or by sending it by prepaid post addressed to such Member at his registered address or if he desires that notices shall be sent to some other address or person to the address or person nominated for such purpose.

149. Any notice or other document if served by post shall be deemed to have been served in the case of a meeting on the day next following that on which the same was posted and in any other case at the time at which the notice would be delivered in the ordinary course of post. In proving such service it shall be sufficient to prove that the notice or document was properly addressed stamped and posted.

150. A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

151. Any notice or document delivered or sent by post to or left at the registered address of any Member shall notwithstanding the death disability insolvency of such Member and whether the Company has notice thereof be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in any such share.

WINDING UP

152. (1) If the Company shall be wound up whether voluntarily or otherwise the Liquidator may with the sanction of a special resolution divide among the Members in specie any part of the assets of the Company and may with the like sanction vest any part of the assets of the Company in trustees upon such trusts for the benefit of the Members as the Liquidator with the like sanction shall think fit.

(2) If thought expedient subject to the obtaining of any necessary consents or sanctions any such division may be otherwise than in accordance with the then existing rights of the Members and in particular any class may be given preferential or special rights or may be excluded altogether or in part but in default of any such provision the assets shall subject to the rights of the holders of shares issued with special rights or privileges or on special conditions be distributed rateably according to the amount paid up on the shares.

(3) In case any of the shares to be divided as aforesaid involve a liability to calls or otherwise any person entitled under such division to any of the said shares may within fourteen days after the passing of the special resolution by notice in writing direct the Liquidator to sell his proportion and pay him the net proceeds and the Liquidator shall if practicable act accordingly.

INDEMNITY

153. The Directors Managing Directors managers agents Auditors Secretary and other officers or servants for the time being of the Company and the trustees (if any) for the time being acting in relation to any of the affairs of the Company and their respective heirs and executors shall be fully indemnified out of the assets and profits of the Company from and against all actions expenses and liabilities which they or their respective heirs or executors may incur by reason of any contract entered into or any act in or about the execution of their respective offices or trusts except such (if any) as they shall incur by or through their own wilful act neglect or default respectively and none of them shall be answerable for the acts receipts neglects or defaults of the others of them or for joining in any receipt for the sake of conformity or for any bankers or other person with whom any moneys or assets of the Company may be lodged or deposited for safe custody or for any bankers or other persons into whose hands any money or assets of the Company may come or for any defects of title of the Company to any property purchased or for insufficiency or deficiency of or defect in title of the Company to any security upon which any moneys of the Company shall be placed out or invested or for any loss misfortune or damage resulting from any such cause as aforesaid or which may

happen in or about the execution of their respective offices or trusts except the same shall happen by or through their own wilful act neglect or default.

INSPECTION OF DOCUMENTS

154. The Board shall determine whether and to what extent and at what times and places and under what conditions the accounts books and documents of the Company shall be open to inspection and no Member shall have any right of inspecting any account or book or document except as conferred by the Laws or authorised by the Board.

WE being the founder shareholders of the Company subscribe to its Articles of Association.

Names, Addresses and Descriptions of Subscribers

First Ovalap Limited
1 Le Marchant Street
St Peter Port
Guernsey

N.R. Carter
Nigel Richard CARTER
Signatory

Second Ovalap Limited
1 Le Marchant Street
St Peter Port
Guernsey

N.R. Carter
Nigel Richard CARTER
Signatory

Dated this 25th day of AUGUST 2006

WITNESS to the above Signatories:

Lisa WATKIN
1 Le Marchant Street
St Peter Port
Guernsey GY1 4HP

L. Watkin

THE COMPANIES (GUERNSEY) LAWS 1994 to 1996
as amended

COMPANY LIMITED BY SHARES

MEMORANDUM

and

ARTICLES OF ASSOCIATION

of

CARLYLE CAPITAL CORPORATION LIMITED

Registered this 29th day of August 2006

Amended by Special Resolution dated 4 October 2006

OZANNES

Advocates and Notaries Public P.O. Box 186 1 Le Marchant Street St. Peter Port Guernsey GY1 4HP Channel Islands
Telephone +44 (0) 1481 723466 Fax +44 (0) 1481 714653 advocates@ozannes.com www.ozannes.com

THE COMPANIES (GUERNSEY) LAWS 1994 to 1996
as amended

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

CARLYLE CAPITAL CORPORATION LIMITED

1. The name of the Company is **CARLYLE CAPITAL CORPORATION LIMITED**

2. The Registered Office of the Company will be situate in Guernsey.

3. The objects for which the Company is established are:-

   (1) To act as an investment and holding company and to acquire and hold controlling and other interests in the share or loan capital of any company or companies and to acquire and hold interests of any kind in or provide any form of capital for any person, firm, association or enterprise and to co-ordinate the businesses and administration of any companies or businesses in which the Company is for the time being interested and to provide financial managerial and administrative advice, services and assistance for any company or business in which the Company is interested, and for any other company, person, firm, association or enterprise.

   (2) To form or assist in the formation of any company for the purpose of holding any stocks, shares, marketable securities or other assets, and whether or not preferred or deferred, based upon or representing the assets so held, and to act as managers of or assist in the management of any such company, whether formed by the Company or not and to issue, dispose of, hold, buy, sell or otherwise deal in the stocks, shares or securities of any such company whether formed by the Company or not.

   (3) To acquire and hold either for itself or as agent or nominee of any person, firm, company or corporation, and generally to sell, exchange, or otherwise dispose of, manage, develop, deal with and turn to account any shares, stocks, debenture stocks, units, securities, policies or assurance, book debts, claims, choses in action, lands, buildings, business concerns and undertakings, mortgages, charges annuities, patents and licences and any claims against any real and personal property or against any person or company.

   (4) To carry on business as a general commercial company.

(5) To carry on business anywhere as a trading trust finance agency and manufacturing company and generally to undertake all kinds of investment trading manufacturing and other operations.

(6) To act as trustees liquidators executors administrators managers general partners receivers fiduciaries directors secretaries officers attorneys or agents anywhere.

(7) To purchase or acquire for any estate or interest and hold use deal or trade in whether with a view to profit or not and by any means property and rights of all kinds real or personal movable or immovable legal or equitable and to hold any such property and rights in the name of the Company or its nominees and to exercise and enforce all rights and powers as owners and to develop any such property or rights.

(8) To prepare any property of the Company for building or other purposes and to construct alter demolish and improve buildings and lands and to enter into contracts and arrangements of any kind with any person and to undertake the management of property buildings and lands whether belonging to the Company or otherwise.

(9) To advance deposit or lend money securities and property to any person on any terms and to hire lease or sell goods of every description whether under hire purchase or on deferred payment or any terms.

(10) To borrow or raise money in any manner and to secure the repayment of any money borrowed raised or owing by assignment charge hypothecation pledge or mortgage on all or any of the property or rights of the Company present future vested or contingent including uncalled capital.

(11) To guarantee assure or become liable for or to indemnify against any loss damage or obligation of any person whether or not connected or associated in any manner with the Company (including without limitation any holding or subsidiary company of the Company and any subsidiary of any such holding company) and whether or not for direct or indirect consideration benefit or advantage and in connection with or support of such arrangements to assign charge hypothecate mortgage or pledge all or any of the undertaking and property of the Company (including uncalled capital) and to enter into any contracts or other transactions in relation to any such arrangements.

(12) To accept payment for any property right or undertaking sold or disposed of or dealt with by the Company either in cash or in shares or other securities whether with or without deferred or preferred rights or in debentures securities or mortgages or in any other manner.

(13) To issue and deposit any shares or securities which the Company may issue by way of charge hypothecation pledge or mortgage to secure any sum less than the nominal amount of such shares or securities and also by way of security for the performance of any obligations or liabilities of the Company or of any person whether or not the Company has an interest in such person or his business.

(14) To accumulate capital for any of the purposes of the Company and to appropriate any property or rights for specific purposes conditionally or unconditionally and to allow any person having dealings with the Company to share in the Company's profits or any other advantages or benefits.

(15) To pay all or any expenses incurred in connection with formation and promotion of the Company or to contract with any other person to pay the same and to pay commissions to brokers and others for underwriting placing selling or guaranteeing the subscription of any shares or securities of the Company or of any other entity promoted by the Company.

(16) To enter into arrangements with any state government or authority national local or otherwise and to obtain therefrom all rights concessions or privileges conducive to the Company's objects and to oppose the grant to any other person of similar rights concessions and privileges.

(17) To make gifts to any persons in such circumstances and whether of cash or other property or rights as may be considered directly or indirectly conducive to any of the Company's objects or otherwise expedient and in particular to remunerate any person introducing or doing business to or with the Company.

(18) To subscribe or guarantee money for charitable or benevolent objects and to aid in the establishment and support of associations for the benefit of persons at any time employed by or having dealings with the Company or the dependants or families of such persons and to establish and support associations institutions funds and trusts to benefit employees (including directors) and their respective dependants and families at any time and to grant pensions and allowances and to make payments towards insurances for the purpose of indemnifying the Company in respect of claims for any risks or accidents to any officers or employees of the Company whether in the course of their employment or not and to pay premiums on any such insurances including insurance against illness accident or death or for any other purpose.

(19) To draw make accept endorse issue discount and execute deeds agreements arrangements cheques promissory notes bills of exchange and lading warrants securities debentures and all other negotiable and transferable instruments or transactions whatsoever.

(20) To enter into any joint ventures or arrangements or agreements for sharing profits with any persons.

(21) To distribute in specie among the Members by way of dividend or bonus or on a return of capital any property or rights of the Company or any proceeds of sale.

(22) To effect insurances and reinsurances against risks of every description whether of the Company or any other person.

(23) To amalgamate with any other company whose objects are or include objects similar to those of the Company whether by sale or purchase (for full or partly paid shares or otherwise) of the undertaking or by sale or purchase (for full or partly paid shares or otherwise) of all or a controlling interest in the shares of the Company or any such other company or partnership or any arrangement in the nature of partnership or in any other manner.

(24) To procure the Company to be recognised or registered anywhere and to carry on all or any part of the Company's business anywhere whether or not the Company has established an office or is so recognised or registered and as principals agents contractors trustees nominees or otherwise and by or through such persons and either alone or in conjunction with others.

(25) To do all such other things as the Company may think incidental to or connected with any of the above objects or conducive to their attainment or otherwise likely in any respect to be advantageous to the Company.

And it is declared that the word "person" in this Memorandum (except in reference to the Company) shall include any individual, partnership or other body of persons whether incorporated or not and any government, state or authority and further that the objects specified in each paragraph shall be treated as independent and accordingly in no way limited or restricted by reference to or inference from any other paragraph or from the name of the

Company and may be carried out as fully and construed as widely as if each paragraph defined the objects of a separate and independent company.

4. The liability of the Members is limited to the amount (if any) for the time being unpaid on the shares held by each of them respectively.

5. The Share Capital of the Company is US$300,001 divided into 100 voting shares ("A Shares") of US$0.01 each and 30,000,000 non-voting shares ("B Shares") of US$0.01 each.

    (1) The Company has power to increase or reduce its share capital and to attach to any shares in the initial or increased or reduced capital any preferred, deferred, qualified or special rights, privileges and conditions or to subject the same to any restrictions or limitations and to consolidate or sub-divide all or any of its shares into shares of a larger or smaller denomination.

    (2) The rights for the time being attached to any shares in the initial capital and to any shares having preferred, deferred, qualified or special rights, privileges and conditions may be altered or dealt with in accordance with the Articles of Association.

6. The shares shall be paid for according to the terms of allotment or otherwise by calls as the Board shall think fit.

7. Shares in the capital of the Company may be issued in payment or part payment of the purchase consideration for any property purchased by the Company or in consideration of any services rendered to the Company by any person in assisting the Company to carry out any of its objects and for shares so issued no money payment shall be made or required save in so far as by the terms under which any of such shares may be issued a cash payment may be required.

8. The Signature of the Company shall be:-

    (1) **"CARLYLE CAPITAL CORPORATION LIMITED"** with the addition of the signature(s) of one or more person(s) authorised generally or specifically by the Board for such purpose, or

    (2) The Common Seal of the Company countersigned by such person(s) as the Board may at any time authorise in that behalf.

THE COMPANIES (GUERNSEY) LAWS 1994 to 1996
as amended

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

CARLYLE CAPITAL CORPORATION LIMITED

INTERPRETATION

1. In these Articles the following words shall bear the following meanings if not inconsistent with the subject or context:-

Words	**Meanings**
"Affiliate"	shall mean, when used with reference to a specified Person at a specified time, (a) any Person that, at such specified time, directly or indirectly through one (1) or more intermediaries, controls or is controlled by or is under common control with the specified person, (b) any Person who, at such specified time, is (i) an officer or director of a specified Person or (ii) a spouse or immediate family member of, or a trust, limited partnership, limited liability company, general partnership or other vehicle created by or established primarily for the benefit of, a specified Person or such Person's spouse or immediate family member, or (c) any Person that, at such specified time, directly or indirectly, is the beneficial owner of a majority of the voting ownership interests of the specified Person. For purposes of this definition, "control" means the power, through ownnership of securities, contract or otherwise, to direct the policies of the applicable Person.
"Articles"	These Articles of Association as now framed and at any time altered.
"At any time"	At any time or times and includes for the time being and from time to time.
"Board"	The Directors at any time or the Directors present at a duly convened meeting at which a quorum is present.
"Code"	U.S.Internal Revenue Code of 1986, as amended.
"Director"	includes alternate Director.

"Dividend"	includes bonus.
"ERISA"	The U.S. Employee Retirement Income Security Act of 1974, as amended.
"ERISA Person"	Any Person that is, or is acting on behalf of, a Plan.
"Executors"	includes Administrators.
"Independent Directors"	Directors who are independent of and not affiliated with Carlyle Investment Management L.L.C.
"Laws"	The Companies (Guernsey) Laws, 1994 to 1996 and the Companies (Enabling Provisions) (Guernsey) Law, 1996 in each case as amended extended or replaced and any Ordinance statutory instrument or regulation made thereunder.
"Liquidator"	includes joint Liquidators.
"Member"	includes registered holder of a share and vice versa and any person entitled on death disability or insolvency of a member.
"Memorandum"	The Memorandum of Association of the Company.
"Month"	Calendar Month.
"Office"	The registered office at any time of the Company.
"Person"	shall mean any individual or entity, including a corporation, partnership, association, limited liability company, limited partnership, joint-stock company, trust, unincorporated association, sole proprietorship, government or governmental agency or authority.
"Plan"	an "employee benefit plan" (within the meaning of Section 3(3) of ERISA) that is subject to Part 4 of Subtitle B of Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the Code or any similar law, or an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement pursuant to ERISA, the Code, any applicable similar law or otherwise.
"Plan Asset Regulations"	Section 3(42) of ERISA and the plan asset regulations of the U.S. Department of Labor, 29 C.F.R Sec. 2510.3-101.
"Probate"	includes Letters of Administration.
"Proxy"	includes attorney.
"Register"	The Register of Members kept pursuant to the Laws.

(2) Save as set out in these Articles or as otherwise provided by the terms of their issue all shares in the capital of the Company shall rank equally in all respects.

(3) Subject to the foregoing and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares any share in the Company may be issued with such preferred, deferred or other special rights or restrictions whether as to dividend, voting, return of capital or otherwise as the Company at any time by ordinary resolution may determine and subject to and in default of such determination as the Board may determine.

(4) The Board may issue fractions of a share of A Shares and/or B Shares, and, if so issued, a fraction of a share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contribution, calls or otherwise howsoever), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing generality, voting and participation rights) and other attributes of a whole share of the A Shares or B Shares, as applicable. If more than one fraction of a share of the A Shares and/or B Shares is issued or acquired by the same holder, such fractions shall be accumulated.

4. Subject to the provisions of the Laws:-

(1) any preference shares may with the sanction either of the Board or an ordinary resolution be issued on terms that they are or at the option of the Company or the holder are liable to be redeemed on such terms and in such manner as the Company before the issue may by ordinary resolution determine and subject to and in default of such determination as the Board may determine;

(2) the Company may purchase any of its own shares whether or not they are redeemable and may pay in respect of such purchase otherwise than out of its distributable profits or the proceeds of fresh issue of shares;

(3) the Company and any of its subsidiary companies may give financial assistance directly or indirectly for the purpose of or in connection with the acquisition of shares in the Company or in connection with reducing or discharging any liability incurred in connection with the purchase of shares in the Company;

(4) the Company may convert all or any of its fully paid shares the nominal amount of which is expressed in a particular currency into fully paid shares of a nominal amount of a different currency, the conversion being effected at the rate of exchange (calculated to not less than three significant figures) current on the date of the resolution or on such other date as may be specified therein.

5. If at any time the share capital is divided into different classes of shares the rights attached to any class (unless otherwise provided by the terms of issue) may whether or not the Company is being wound up be varied with the consent in writing of the holders of three fourths of the issued shares of that class or with the sanction of a resolution passed at a meeting of the holders of the shares of that class, by a three fourths majority of those present. To any separate general meeting of a class the provisions of these Articles relating to general meetings shall apply but so that the necessary quorum shall be two persons holding in person or by proxy one-third of the issued shares of that class and that any holder of shares of that class present in person or by proxy may demand a poll.

6. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (unless otherwise expressly provided by the terms of issue of the shares of that class) be deemed to be varied by the creation or issue of further shares ranking pari passu therewith nor by any amendments required to be made to these Articles in order to obtain a listing for any shares in the capital of the Company on any stock exchange.

7. In default of any ordinary resolution by the Company the unissued shares shall be at the disposal of the Board which may allot grant options over or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that no share shall be issued at a discount except in accordance with the Laws and so that the amount payable on application on each share shall be fixed by the Board.

8. The Company may pay commission in money or shares to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares in the Company or procuring or agreeing to procure subscriptions whether absolute or conditional for any shares in the Company provided that the rate or amount of commission shall be fixed by the Board and disclosed in accordance with the Laws. The Company may also pay brokerages.

9. Except as ordered by a court of competent jurisdiction or as required by law the Company shall not be affected or bound by or be compelled in any way to recognise (even when having notice) any equitable contingent future or partial interest in any share or fraction or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety in the registered holder and whether or not such share shall be entered in the Register as held in trust nor shall the Company be bound to see to the execution of any trust to which any share may be subject.

CERTIFICATES

(1) Every person may, at the absolute discretion of the Board, be entitled:-

(a) without payment to one certificate for all his shares of each class and when part only of the shares comprised in a certificate is sold or transferred to a balance certificate; or

(b) upon payment of such sum as the Board may determine to several certificates each for one or more shares of any class.

(2) Every such certificate shall be issued within one month after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) and shall specify the shares to which it relates and the amount paid up and the distinguishing numbers (if any).

(3) All forms of certificate for shares or debentures or representing any other form of security (other than letters of allotment scrip certificates and other like documents) shall be issued and may if determined by the Board be issued under the Seal of the Company and shall be signed autographically unless there shall be in force a resolution of the Board adopting some method of mechanical signature in which event the signatures (if authorised by such resolution) may be effected by the method so adopted.

11. In respect of a share held jointly the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

12. If a share certificate be defaced lost or destroyed it may be renewed on payment of such fee and on such terms (if any) as to evidence and indemnity and the payment of expenses as the Board thinks fit.

LIEN

13. The Company shall have a first and paramount lien (extending to all dividends payable) on all shares (not being fully paid) for all moneys whether presently payable or not called or payable at a fixed time in respect of those shares and for all the debts and liabilities of the holder to the Company and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person (other than such holder) and whether the time for payment or discharge shall have arrived or not and notwithstanding that the same are joint debts or liabilities of such holder and any other person (whether a Member of the Company or not).

14. The Company may sell as the Board thinks fit any shares on which the Company has a lien but no sale shall be made unless a sum in respect of which the lien exists is presently payable nor until after a notice in writing demanding payment has been given to the holder of the shares.

15 To give effect to any sale the Board may authorise some person to transfer the shares sold to the purchaser who shall be registered as the holder of the shares comprised in any such transfer and who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings.

CALLS ON SHARES

16. The Board may at any time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium and not by the conditions of allotment made payable at fixed times) and each Member shall pay to the Company at the time and place appointed the amount called. A call may be revoked or postponed.

17 Joint holders shall be jointly and severally liable to pay calls.

18. If a sum called in respect of a share is not paid before or on the day appointed the person from whom the sum is due shall pay interest from the day appointed to the time of actual payment at such rate as the Board may determine.

19. Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable and in the case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

20. The Board may on an issue of shares differentiate between holders as to amount of calls and times of payment.

FORFEITURE AND SURRENDER OF SHARES

21. If a Member fails to pay any call or instalment on the day appointed the Board may at any time during such period as any part remains unpaid serve notice requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by the Company by reason of non-payment.

22. The notice shall state a further day on or before which the payment required by the notice is to be made and the place where the payment is to be made and that in the event of non-payment the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. If the requirements of any such notice are not complied with any share in respect of which the notice has been given may at any time before payment has been made be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

23. Notice of forfeiture shall forthwith be given to the former holder and an entry of such notice and forfeiture shall forthwith be made and dated in the Register opposite the entry of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give notice or to make entry.

24. A forfeited share shall be deemed to be the property of the Company and may be sold re-allotted or otherwise disposed of on such terms as the Board shall think fit with or without all or any part of the amount previously paid on the share being credited as paid and at any time before a sale or disposition the forfeiture may be cancelled.

25. A person whose shares have been forfeited shall cease to be a Member in respect of those shares but shall notwithstanding remain liable to pay to the Company all moneys which at the date of forfeiture were payable in respect of the shares with interest at such rate as the Board may determine. The Board may enforce payment without any allowance for the value of the shares at the time of forfeiture.

26. The forfeiture of a share shall extinguish all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder and the Company.

27. The Board may accept from any Member on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

28. A declaration in writing by a Director or the Secretary that a share has been duly forfeited or surrendered on the date stated in the declaration shall be conclusive evidence of the facts therein as against all persons claiming to be entitled to the shares.

29. The Company may receive the consideration given for any share on any sale or disposition and may execute a transfer of the share in favour of the person to whom the same is sold or disposed of and he shall thereupon be registered as the holder and shall not be bound to see to the application of the purchase money nor shall his title be affected by any irregularity or invalidity in forfeiture sale re-allotment or disposal.

TRANSFER AND TRANSMISSION OF SHARES

30. All transfers of shares may be effected by transfer in writing in any form as the Board may accept. Any instrument of transfer shall be signed by or on behalf of the transferor who shall be deemed to remain the holder until the name of the transferee is entered in the Register.

31. Every instrument of transfer shall be left at the Office or such other place as the Board may prescribe with the certificate (if issued) of every share to be transferred and such other evidence as the Board may reasonably require to prove the title of the transferor or his right to transfer the shares; and the transfer and certificate (if issued) shall remain in the custody of the Board but shall be at all reasonable times produced at the request and expense of the transferor or transferee or their respective representatives. A new certificate (if issued) shall be delivered to the transferee after the transfer is completed and registered on his application and when necessary a balance certificate shall be delivered if required by him in writing. A fee determined by the Board may be charged for each transfer and also for the registration of every probate notice power of attorney or document tendered for registration and shall be paid before registration.

32. The Board may in their discretion and without assigning any reasons refuse to register a transfer of any share to any person of whom they shall not approve as transferee. If the Board refuse to register a transfer of any share they shall send to the transferee notice of refusal within a reasonable period.

33. The Company shall keep the Register in accordance with the Laws. The Register may be closed during such periods as the Board think fit not exceeding in all thirty days in any year.

34. On the death of a Member the survivors where the deceased was a joint holder and the executors of the deceased where he was a sole holder shall be the only persons recognised by the Company as having any title to or interest in his shares; but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held.

35. A person entitled to shares in consequence of death disability or insolvency shall not be entitled to receive notice of or to attend or to vote at any meeting or (save as regards the receipt of such dividends as the Board shall not elect to retain) to exercise any of the rights of a holder unless and until he shall have been registered as holder.

RESTRICTIONS ON TRANSFER OF SHARES

36. The terms and conditions of the B Shares provide that those shares are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the specific terms and conditions applicable thereto, including the U.S. Securities Act, and the applicable state securities laws of the United States of America pursuant to registration or exemption therefrom.

37. Any purported transfer of B Shares in breach of any transfer restrictions applicable thereto shall be null and void.

38. In the event that any B Shares become held by any person in breach of any restrictions applicable thereto, the Company shall have the right to compulsorily redeem such shares at their issue price.

39. Shares shall not be transferred if such transfer would result in (A) all or any portion of the assets of the Company becoming or being deemed to be ""plan assets" (pursuant to the Plan Asset Regulations) of any existing or contemplated Member or be subject to the provisions of

ERISA, Section 4975 of the Code, or (B) the Board becoming or being deemed to be a fiduciary with respect to any existing or contemplated Member pursuant to ERISA.

40-44 [omitted]

ALTERATION OF CAPITAL

45. The Company at any time may by ordinary resolution increase the share capital by such sum to be divided into shares of such amount as the resolution shall prescribe.

46. Any new shares shall be of such class and amount and have such preference or priority as regards dividends or in the distribution of assets or as to voting or otherwise over any other shares of any class whether then issued or not or be subject to such stipulations deferring them to any other shares with regard to dividends or in the distribution of the assets as the Board may determine.

47. The Company before the issue of any new shares may ordinarily resolve that all or some of them shall be offered to the Members in proportion to their existing shares at such price as the Company or the Board may fix and such offer shall be made by notice specifying the number of shares to which the Member is entitled and limiting a time within which the offer if not accepted will be deemed to be declined; and after the expiration of such period or on the receipt of an intimation from the Member that he declines the Board may offer the same on similar terms to such of the other shareholders as they may select including the Directors or dispose of them in such manner as they think fit. For the purpose of giving effect to this Article the Board shall be entitled to disregard fractions. In the absence of any determination or so far as the same shall not extend new shares may be dealt with as if they formed part of the original capital and shall be subject to these Articles.

48. The Company may by ordinary resolution:-

(1) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(2) subdivide all or any of its shares into shares of smaller amount than is fixed by the Memorandum so however that in subdivision the proportion between the amount paid and the amount if any unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived and so that the resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from subdivision one or more of the shares may have such preferred deferred or other rights over the others as the Company has power to attach to unissued or new shares;

(3) cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

49. The Board on any consolidation of shares may deal with fractions of shares in any manner.

50. The Company may by special resolution reduce its share capital any capital redemption reserve fund or any share premium account in any manner and with and subject to any incident authorised and consent required by the Laws.

GENERAL MEETINGS

51. (1) The first general meeting of the Company shall be held within such time as may be required by the Laws and thereafter general meetings shall be held once at least in each subsequent calendar year, each an "annual general meeting". Other meetings of the Company shall be called extraordinary general meetings. General meetings may be held in Guernsey or elsewhere at the discretion of the Directors.

(2) A Member participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting at which a quorum is present shall be treated as having attended that meeting provided that the Members present at the meeting can hear and speak to the participating Member.

(3) A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Members participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the Chairman is present unless the Members resolve otherwise.

52. Any general meeting convened by the Board unless its time shall have been fixed by the Company in general meeting or unless convened in pursuance of a requisition may be postponed by the Board by notice in writing and the meeting shall subject to any further postponement or adjournment be held at the postponed date for the purpose of transacting the business covered by the original notice.

53. The Board may whenever it thinks fit and shall on the requisition in writing of one or more holders entitled to receive notice of, attend and vote at meetings of the Company representing not less than one-tenth of the issued share capital of the Company upon which all calls or other sums then due have been paid forthwith proceed to convene an extraordinary general meeting.

54. The requisition shall be dated and shall state the object of the meeting and shall be signed by the requisitionists and deposited at the Office and may consist of several documents in like form each signed by one or more of the requisitionists.

55. If the Board does not proceed to cause a meeting to be held within twenty-one days from the date of the requisition being so deposited the requisitionists or a majority of them in value may themselves convene the meeting.

56. Any meeting convened by requisitionists shall be convened in the same manner (as nearly as possible) as that in which meetings are convened by the Board.

NOTICE OF GENERAL MEETINGS

57. Not less than ten days' notice specifying the time and place of any general meeting and specifying also in the case of any special business the general nature of the business to be transacted shall be given by notice sent by post by the Secretary or other Officer of the Company or any other person appointed in that behalf by the Board to such Members as are entitled to receive notices provided that with the consent in writing of all the Members a meeting may be convened by a shorter notice or at no notice and in any manner they think fit. In every notice there shall appear a statement that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a Member.

58. The accidental omission to give notice of any meeting to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

PROCEEDINGS AT GENERAL MEETINGS

59. The ordinary business of an ordinary general meeting shall be to receive and consider the profit and loss account and the balance sheet of the Company and the reports of the Directors and the Auditors to elect Directors and appoint Auditors in the place of those retiring to fix the remuneration of the Directors and Auditors to sanction or declare dividends and to transact any other ordinary business which ought to be transacted at such meeting. All other business shall be deemed special and shall be subject to notice as hereinbefore provided.

60. The quorum for a general meeting shall be two Members entitled to vote present in person or by proxy.

61. If within half an hour after the time appointed for the meeting a quorum is not present the meeting if convened by or upon a requisition shall be dissolved. If otherwise convened it shall stand adjourned for fourteen days at the same time and place and no notice of adjournment need be given.

62. The Members present in person or by proxy and entitled to vote shall choose one of their own number to be the Chairman.

63. The Chairman may with the consent of any meeting at which a quorum is present and shall if so directed by the meeting adjourn the meeting at any time and to any place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

64. At any meeting a resolution put to the vote shall be decided by a show of hands or by a poll at the option of the Chairman. Nevertheless before or on the declaration of the result a poll may be demanded:-

(1) by the Chairman; or

(2) by one Member present in person or by proxy provided he represents at least one-tenth of the subscribed capital; or

(3) by two Members present in person or by proxy.

The demand for a poll may be withdrawn.

Unless a poll be demanded a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded.

65. A poll if demanded shall be taken at the meeting at which the same is demanded or at such other time and place as the Chairman shall direct and the result shall be deemed the resolution of the meeting.

66. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

67. If a poll shall be duly demanded on the election of a Chairman or on any question of adjournment it shall be taken at once.

68. In case of an equality of votes on a poll the Chairman shall have a second or casting vote.

VOTES OF MEMBERS

69. (1) On a show of hands every Member entitled to vote present in person or by proxy shall have one vote.

(2) On a poll every Member entitled to vote present in person or by proxy shall have one vote for each share held by him subject to any special voting powers or restrictions.

70. Where there are joint registered holders of any share such persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether in person or by proxy in their name. In default of such election the person whose name stands first on the Register shall alone be entitled to vote.

71. Any Member being incapable or of unsound mind may vote by his curator or other legal guardian. Any of such persons may vote either personally or by proxy.

72. On a poll votes may be given either personally or by proxy and a Member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A proxy need not be a Member. An instrument of proxy may be valid for one or more meetings .

73. No Member shall be entitled to be present or take part in any proceedings or vote either personally or by proxy at any meeting unless all calls due from him have been paid. No Member shall be entitled to vote in respect of any shares that he has acquired by purchase for pecuniary consideration unless he has been registered as their holder.

74. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed shall be valid for all purposes. Any objection made in due time shall be referred to the Chairman whose decision shall be final and binding.

75. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation under the hand of an officer or attorney duly authorised.

76. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Office not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or in the case of a poll not less than 24 hours before the time appointed for the taking of the poll and in default unless the Board directs otherwise the instrument of proxy shall not be treated as valid.

77. The instrument appointing a proxy may be in any form which the Board may approve and may include an instruction by the appointor to the proxy either to vote for or against any resolution to be put to the meeting.

78. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll and shall be as valid for any adjournment as for the meeting to which it relates.

79. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or disability of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death disability or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjournment or the taking of the poll at which the proxy is used.

80. Any corporation which is a Member may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company or to approve any resolution submitted in writing and the person so authorised shall be entitled to exercise on behalf of the corporation which he represents the same powers (other than to appoint a proxy) as that corporation could exercise if it were an individual Member of the Company.

WRITTEN RESOLUTIONS

81. Resolutions of the Members may be approved in writing if so determined by the Directors in accordance with the Laws and every member voting thereon shall have one vote for each share subject to any special voting powers or restrictions.

82. Notice specifying the proposed resolution in writing may be forwarded by the Company to Members entitled to vote thereon by post or by facsimile or such other telephonic or electronic means of written communications as the Board may determine at any time.

83. Notices of proposed written resolutions forwarded by post shall be sent to the address of such Members entered in the Register. Notices forwarded by any telephonic or electronic means of written communication shall be forwarded to such destination as the Member in question may at any time designate in writing signed by him.

84. Notices of proposed written resolutions shall incorporate or be accompanied by an instrument to be signed by or on behalf of the Member to who it is addressed for the purpose of approving the same.

85. Any notice of a proposed written resolution shall specify a date and time (whether greater or lesser than any period for the time being prescribed by the Laws) at which the instrument or instruments signed by or on behalf of the Members voting in favour thereof shall be counted and at which the resolution if approved by the requisite majority shall become effective. No instrument received or signature appended thereto after such time shall be counted.

86. Notwithstanding anything else contained herein (and in particular the method of forwarding the notice of and instrument for approving the written resolution to Members) all such instruments containing such approval shall be in writing and signed by the Member or Members in question. The signature of a Member shall be acceptable for such purposes if received by facsimile telephonic transmission.

87. The accidental omission to give notice of any proposed written resolution to or the non receipt of such notice by any member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

NUMBER AND APPOINTMENT OF DIRECTORS

88. The first Directors of the Company shall be appointed by the subscribers to the Memorandum. The number of Directors shall be not less than two and not more than eleven or such other number of Directors as the Company at any time by ordinary resolution may determine. At all times, subject to Article 92, a majority of the Directors must be Independent Directors.

89. The Board shall have power at any time to appoint any person to be a Director either to fill a casual vacancy or as an addition to the existing Directors but so that the total number of Directors shall not at any time exceed the number fixed pursuant to these Articles. Any Director so appointed shall hold office only until the next following ordinary general meeting and shall then be eligible for re-election.

90. No person other than a Director retiring at a general meeting shall unless recommended by the Directors be eligible for election by the Company to the office of Director unless not less than fourteen days before the date appointed for the meeting there shall have been left at the Office notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election together with notice in writing signed by that person of his willingness to be elected.

91. Without prejudice to the powers of the Board the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

92. Where the death, resignation or removal of an Independent Director results in the Board failing to consist of a majority of Independent Directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the Board may temporarily consist of less than a majority of Independent Directors and those Directors who do not meet the standards for independency (as determined by all of the Directors) may continue to hold office.

93. Each Director will be deemed to retire and, unless otherwise stated, to offer himself for re-election at each annual general meeting of the Company.

94. No person may be appointed to the office of Director as an Independent Director unless he or she has been approved by a majority of the Independent Directors then in office.

QUALIFICATION AND REMUNERATION OF DIRECTORS

95. A share qualification for a Director may be fixed by the Company in general meeting and unless and until so fixed no qualification shall be required.

96. (1) The Directors shall be paid out of the funds of the Company by way of fees such sums as shall be approved by the Company in general meeting. Directors' fees shall be deemed to accrue from day to day.

(2) The Directors shall also be entitled to be repaid all reasonable out of pocket expenses properly incurred by them in or with a view to the performance of their duties or in attending meetings of the Board or of committees or general meetings.

(3) If any Director having been requested by the Board shall render or perform extra or special services or shall travel or go to or reside in any country not his usual place of residence for any business or purpose of the Company he shall be entitled to receive such sum as the Board may think fit for expenses and also such remuneration as the

Board may think fit either as a fixed sum or as a percentage of profits or otherwise and such remuneration may as the Board shall determine be either in addition to or in substitution for any other remuneration which he may be entitled to receive.

ALTERNATE DIRECTORS

97. Any Director may by notice in writing under his hand served upon the Company appoint any person (whether a Member of the Company or not) as an alternate Director to attend and vote in his place at any meeting of the Directors at which he is not personally present or to undertake and perform such duties and functions and to exercise such rights as he could personally and such appointment may be made generally or specifically or for any period or for any particular meeting and with and subject to any particular restrictions. Every such appointment shall be effective and the following provisions shall apply:-

(1) Every alternate Director while he holds office as such shall be entitled:-

(a) if his appointor so directs the Secretary to notice of meetings of the Directors;

(b) to attend and to exercise (subject to any restrictions) all the rights and privileges of his appointor at all such meetings at which his appointor is not personally present; and

(c) to otherwise perform any duties and functions and exercise any rights that the Director could perform or exercise personally.

(2) Every alternate Director shall ipso facto vacate office if and when his appointment expires by effluxion of time or his appointor vacates office as a Director or removes the alternate Director from office as such by notice in writing under his hand served upon the Company.

(3) No alternate Director shall be entitled as such to receive any remuneration from the Company but every alternate Director shall be entitled to be paid all reasonable expenses incurred in exercise of his duties.

(4) A Director may act as alternate Director for another Director and shall be entitled to vote for such other Director as well as on his own account but no Director shall at any meeting be entitled to act as alternate Director for more than one other Director.

(5) A Director who holds the office of Independent Director may only appoint an alternate Director to fill his or her position who is also eligible to be appointed as an Independent Director.

(6) An alternate Director will ipso facto automatically be removed from office if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors.

BORROWING POWERS OF THE BOARD

98. The Board may exercise all the powers of the Company to borrow money and to mortgage hypothecate pledge or charge all or part of its undertaking property and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any liability or obligation of the Company or of any third party.

OTHER POWERS AND DUTIES OF THE BOARD

99. The business of the Company shall be managed by the Board who may exercise all such powers of the Company as are not required to be exercised by the Company in general meeting subject nevertheless to these Articles and to the Laws and to such regulations as may be prescribed by the Company in general meeting but no regulation so made shall invalidate any prior act of the Board. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

100. The Board may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested shall be carried on by or through one or more subsidiary companies and the Board may on behalf of the Company make such arrangements as it thinks advisable for taking the profits or bearing the losses of any branch or business so carried on or for financing assisting or subsidising any such subsidiary company or guaranteeing its contracts obligations or liabilities.

101. The Board may establish any local boards or agencies for managing any of the affairs of the Company and may appoint any one or more of its number or any other persons to be members of such local Boards or any managers or agents and may fix their remuneration and may delegate to any local board manager or agent any of the powers authorities and discretions vested in the Board with power to sub-delegate and may authorise the members of any local board to fill any vacancies and to act notwithstanding vacancies and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit and the Board may remove any person so appointed and may annul or vary any such delegation but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

102. The Board may at any time by power of attorney given under the hand of such person or persons duly authorised in that behalf appoint any person or any fluctuating body of persons whether nominated directly or indirectly by the Board to be the attorney of the Company for such purposes and with such powers and discretions and for such periods and subject to such conditions as the Board may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any attorney as the Board may think fit and may also authorise any attorney to sub-delegate all or any of his powers and discretions.

103. (1) A Director who is in any way directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the Company shall disclose the nature of his interest to all of the Directors of the Company. Such disclosure may take the form of a general notice given to the Board of Directors to the effect that the Director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. Notice may be sent via e-mail, fax or other written communication. In the case of a proposed contract such disclosure shall be made at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration or if the Director was not at the date of that meeting interested in the proposed contract or arrangement at the next meeting of the Board held after he became so interested In a case where the Director becomes interested in a contract or arrangement after it is made disclosure shall be made at the first meeting of the Board held after the Director becomes so interested. For the purpose of the foregoing a general notice given to the Board by a Director to the effect that he is a member of a specified

(a) who are or were at any time in the employment or service of the Company or of any company which is or was a holding or subsidiary company of the Company or of any predecessor in business of any of them; or

(b) who are or were at any time Directors or Officers of the Company or of any such other company or predecessor in business and holding any salaried employment or executive office in the Company or such other company or predecessor in business; and the wives widows children dependants or relations of any such persons. The receipt of any such gratuity pension or allowance shall not disqualify any person from being a Director of the Company.

(2) The Board may also establish and subsidise or subscribe to any institutions associations clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid and make payments for or towards the insurance of any such persons.

(3) The Board may do any of the matters aforesaid either alone or in conjunction with any such other company.

DISQUALIFICATION OF DIRECTORS

107. The office of a Director shall ipso facto be vacated:-

(1) if he (not being a person holding for a fixed term an executive office subject to termination if he cease from any cause to be a Director) resigns his office by written notice signed by him sent to or deposited at the Office;

(2) if he shall have absented himself (such absence not being absence with leave or by arrangement with the Board on the affairs of the Company) from meetings of the Board for a consecutive period of twelve months and the Board resolves that his office shall be vacated;

(3) if he becomes of unsound mind or incapable;

(4) if he becomes insolvent suspends payment or compounds with his creditors;

(5) if he is requested to resign by written notice signed by all his co-Directors.

(6) if the Company in general meeting shall declare that he shall cease to be a Director.

108. If the Company in general meeting removes any Director before the expiration of his period of office it or the Board may appoint another person to be a Director in his stead who shall retain his office so long only as the Director in whose stead he is appointed would have held the same if he had not been removed. Such removal shall be without prejudice to any claims such Director may have for damages for breach of any contract of service between him and the Company.

PROCEEDINGS OF DIRECTORS

109. (1) The Board may meet for the dispatch of business adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be decided by the affirmative vote of two thirds of the Directors then holding office and entitled to

vote, other than matters concerning the enforcement of any contractual or other rights as may be agreed to from time to time by the Directors which shall be decided by the vote of a majority of the Directors then holding office and entitled to vote, subject to any actions requiring special approval by the Independent Directors. In case of any decision requiring the vote of a majority, should there be an equality of votes, then the Chairman at the meeting shall have a second or casting vote.

(2) A Director participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting of the Board at which a quorum is present shall be treated as having attended that meeting provided that the Directors present at the meeting can hear and speak to the participating Director.

(3) A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Directors participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the Chairman is present unless the Directors resolve otherwise.

110. The Board shall also determine the notice necessary for its meetings and the persons to whom such notice shall be given.

111. A meeting of the Board at which a quorum is present shall be competent to exercise all powers and discretions exercisable by the Board.

112. The continuing Directors may act notwithstanding any vacancy but if and so long as their number is reduced below the minimum number fixed pursuant to these Articles the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting but for no other purpose. If there be no Directors able or willing to act then any holder may summon a general meeting for the purpose of appointing Directors.

113. The Board may elect a Chairman of their meetings and determine the period for which he is to hold office. If no such Chairman be elected or if at any meeting the Chairman be not present within five minutes after the time appointed for holding the same the Directors present may choose one of their number to be Chairman of the meeting.

114. The Board may delegate any of their powers to committees consisting of such one or more Directors as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board.

115. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed shall be five, provided that a majority of the Directors forming the quorum must be Independent Directors. For the purposes of this Article an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

116. A resolution in writing signed by each Director (or his alternate) entitled to receive notice of and to vote at a meeting of the Board or by all the members of a committee shall be as valid and effectual as a resolution passed at a meeting of the Board or committee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee and may be transmitted to the Company by facsimile.

ACTIONS REQUIRING SPECIAL APPROVAL BY THE INDEPENDENT DIRECTORS

117. In addition to requiring the approval of the Directors as described in Article 109 above the following matters require the additional special approval of a majority of the Independent Directors then holding office:

(1) The winding up of the Company.

(2) Any change in the policies or procedures that are applicable to the Company's investments.

(3) The approval of any related party transactions.

(4) The approval of employee compensation.

(5) Any material change in the Company's investment strategy, distribution policy or capital allocation guidelines.

(6) The adoption of any equity incentive plan.

(7) The making of any election for taxation purposes.

(8) The accounting policy to be adopted by the Company.

(9) The adoption of the business plan or budget for the Company.

(10) Any merger, amalgamation, joint venture or similar proposal, the recruitment, employment and termination of any executive officer to be appointed by the Company.

(11) Any such other matters as may be agreed to from time to time by the Directors.

EXECUTIVE DIRECTOR

118. (1) The Board may at any time appoint one or more of their body to be holder of any executive office including the office of Managing Director, Chief Executive Officer, President, Chief Investment Officer, Chief Accounting Officer and such other officers from time to time as deemed appropriate and on such terms and for such periods as they may determine.

(2) The appointment of any Director to any executive office shall be subject to termination if he ceases from any cause to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company .

(3) The Board may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Board upon such terms and conditions and with such restrictions as it thinks fit either collaterally with or to the exclusion of their own powers and may at any time revoke withdraw alter or vary all or any of such powers.

SECRETARY

119. The Secretary shall be appointed by the Board for such term at such remuneration and upon such conditions as the Board may think fit; and any Secretary may be removed by the Board but without prejudice to any claim which he may have for damages for breach of any contract of service between him and the Company.

120. Any provision of the Laws or these Articles requiring or authorising a thing to be done by a Director and the Secretary shall not be satisfied by its being done by the same person acting both as Director and as or in the place of the Secretary provided that nothing in this Article shall prevent or restrict a Director from being a Director or Secretary of a Director or the Secretary being corporate bodies.

THE SEAL

121. If the Board determines to maintain a Seal they shall provide for the safe custody of the Seal which shall only be used by authority of the Board or of a committee and every instrument to which the Seal shall be affixed shall be signed by any such persons as are authorised by the Board in that behalf. The Board may authorise the use of a duplicate or facsimile Seal for use outside Guernsey in such manner as the Board may at its discretion determine.

AUTHENTICATION OF DOCUMENTS

122. Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the Company (including the Memorandum and these Articles) and any resolutions passed by the Company or the Board and any books records documents and accounts relating to the business of the Company and to certify copies or extracts as true copies or extracts; and where any books records documents or accounts are elsewhere than at the Office the local manager or other Officer of the Company having their custody shall be deemed to be a person appointed by the Board as aforesaid.

DIVIDENDS

123. The Company in general meeting may declare dividends but no dividend shall exceed the amount recommended by the Board.

124. No dividend shall be paid otherwise than out of the profits of the business of the Company.

125. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid.

126. The Board may at any time declare and pay such interim dividends as appear to be justified by the position of the Company. The Board may also declare and pay any fixed dividend which is payable on any shares of the Company half-yearly or otherwise on fixed dates whenever the position in the opinion of the Board so justifies.

127. Subject to the Laws where any asset business or property is bought by the Company as from a past date whether such date be before or after the incorporation of the Company profits and losses as from such date may at the discretion of the Board in whole or in part be carried to revenue account and treated for all purposes as profits and losses of the Company. Subject as aforesaid if any shares or securities are purchased cum dividend or interest such dividend or interest may at the discretion of the Board be treated as revenue and it shall not be obligatory to capitalise all or part of the same.

128. The Board may deduct from any dividend payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

129. The Board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the liabilities or obligations in respect of which the lien exists.

130. The Board may retain dividends payable upon shares in respect of which any person is entitled to become a Member until such person has become a Member.

131. With the sanction of the Company in general meeting any dividend may be paid wholly or in part by the distribution of specific assets and in particular of paid-up shares of the Company. Where any difficulty arises in regard to such distribution the Board may settle the same as it thinks expedient and in particular may issue fractional shares and fix the value for distribution of such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of Members and may vest any such specific assets in trustees for the Members entitled as may seem expedient to the Board.

132. Any dividend interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post to the registered address of the holder or in the case of joint holders to the registered address of that one of the joint holders who is first named on the Register. Any one of two or more joint holders may give effectual receipts for any dividends interest bonuses or other moneys payable in respect of their joint holdings.

133. No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

134. All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of six years after having been declared shall be forfeited and shall revert to the Company.

RESERVES

135. The Board may before recommending any dividend set aside out of the profits of the Company such sums as it thinks proper as reserves which shall at the discretion of the Board be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may either be employed in the business of the Company or be invested in such investments as the Board may at any time think fit. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to divide.

CAPITAL RESERVE

136. The Board may establish a capital reserve. All capital appreciation realised upon or derived from the sale or realisation of properties securities or investments or other realisations of or dealings with the capital assets or any other sums which in the opinion of the Board are of a capital nature may if so determined by the Board be applied to capital purposes only and unless forthwith appropriated to meeting realised losses on sales or realisations or on any change or transposition of securities investments or properties or other realisations of or

dealings with capital assets or to writing down properties securities investments or other capital assets (either individually or in the aggregate) shall be carried by the Board to the credit of a capital reserve and all losses of a similar nature shall be carried to the debit of such capital reserve.

137. The sum carried and at any time standing to the credit of the capital reserve shall not in any event be transferred to profit and loss or revenue account but may be regarded as available for capital distribution or for making good losses on the Company's properties securities and investments or for providing for depreciation in the value of the Company's properties securities and investments. Any moneys for the time being standing to the credit of the capital reserve may at the discretion of the Board either be employed in the business of the Company or be invested in such properties investments or other assets as the Board may think fit.

CAPITALISATION OF PROFITS

138. The Company in general meeting may upon the recommendation of the Board resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution and accordingly that such sums be set free for distribution amongst the Members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares of the Company to be allotted and distributed credited as fully paid to and amongst such Members.

139. Whenever such resolution shall have been passed the Board shall make all appropriations and applications of the undivided profits resolved to be capitalised and all allotments and issues of fully-paid shares and generally shall do all things required to give effect thereto with full power to the Board to make such provision by payment in cash or otherwise as it thinks fit for the case of shares becoming distributable in fractions and also to authorise any person to enter on behalf of all Members entitled thereto into an agreement with the Company providing for the allotment to them respectively credited as fully paid of any further shares to which they may be entitled upon such capitalisation or (as the case may require) for the payment up by the Company on their behalf by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be effective and binding on all such Members.

ACCOUNTS

140. The Board shall cause proper books of account to be kept with respect to all the transactions assets and liabilities of the Company in accordance with the Laws..

141. The books of account shall be kept at the Office or at such other place as the Board shall think fit and shall at all times be open to the inspection of the Directors but no person other than a Director or Auditor or other person whose duty requires and entitles him to do so shall be entitled to inspect the books accounts and documents of the Company except as provided by the Laws or authorised by the Board or by the Company in general meeting.

142. A balance sheet shall be laid before the Company at its ordinary general meeting in each year and such balance sheet shall contain a general summary of the assets and liabilities of the Company. The balance sheet shall be accompanied by a report of the Directors as to the state

of the Company as to the amount (if any) which they recommend to be paid by way of dividend and the amount (if any) which they have carried or propose to carry to reserve. The Auditors' report shall be attached to the balance sheet or there shall be inserted at the foot of the balance sheet a reference to the report.

143. A copy of every balance sheet and of all documents annexed thereto including the reports of the Directors and the Auditors shall at least ten days before the meeting be served on each of the registered holders in the manner in which notices are hereinafter directed to be served and on the Auditors. Any holder may by written notice served on the Company waive this requirement.

AUDIT

144. Subject to the Laws the Company may elect to become an unaudited company. Whilst the Company continues as an unaudited company the provisions of these Articles in so far as they relate to the appointment of Auditors the duties of Auditors and to the report of Auditors shall be suspended and cease to have effect.

145. A Director shall not be capable of being appointed as an Auditor.

146. A person other than a retiring Auditor shall not be capable of being appointed Auditor at an ordinary general meeting unless notice of intention to nominate that person as Auditor has been given by a Member to the Company not less than fourteen days before the meeting and the Board shall send a copy of any such notice to the retiring Auditor and shall give notice to the Members not less than seven days before the meeting provided that if after notice of the intention to nominate an Auditor has been so given a meeting is called for a date fourteen days or less after such notice has been given the requirements of this provision as to time in respect of such notice shall be deemed to have been satisfied and the notice to be sent or given by the Company may instead of being sent or given within the time required by this Article be sent or given at the same time as the notice of the meeting .

147. The first Auditors shall be appointed by the Board before the first general meeting and they shall hold office until the first ordinary general meeting unless previously removed in which case the Members at such meeting may appoint Auditors.

148. The Board may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditors (if any) may act.

149. The remuneration of the Auditors shall be fixed by the Company in general meeting or in such manner as the Company may determine except that the remuneration of any Auditors appointed by the Directors shall be fixed by the Directors.

150. Every Auditor shall have a right of access at all times to the books accounts and documents of the Company and as regards books accounts and documents of which the originals are not readily available shall be entitled to rely upon copies or extracts certified by an officer of the Company and shall be entitled to require from the Board such information and explanations as may be necessary for the performance of their duties and the Auditors shall make a report to the Members on the accounts examined by them and the report shall state whether in their opinion the accounts give a true and fair view of the state of the Company's affairs and whether they have been prepared in accordance with the Laws.

151. Any Auditor shall be eligible for re-election.

NOTICES

152. A notice may be given by the Company to any Member either personally or by sending it by prepaid post addressed to such Member at his registered address or if he desires that notices shall be sent to some other address (including any facsimile number or e-mail address) or person to the address or person nominated for such purpose.

153. Any notice or other document if served by post shall be deemed to have been served in the case of a meeting on the day next following that on which the same was posted and in any other case at the time at which the notice would be delivered in the ordinary course of post. In proving such service it shall be sufficient to prove that the notice or document was properly addressed stamped and posted. Notices or other documents sent by facsimile transmission or e-mail shall be deemed to have been served immediately and in proving such service it shall be sufficient to prove that the notice or document was properly addressed and despatched.

154. A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

155. Any notice or document delivered or sent by post to or left at the registered address of any Member shall notwithstanding the death disability insolvency of such Member and whether the Company has notice thereof be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in any such share.

WINDING UP

156. (1) If the Company shall be wound up whether voluntarily or otherwise the Liquidator may with the sanction of a special resolution divide among the Members in specie any part of the assets of the Company and may with the like sanction vest any part of the assets of the Company in trustees upon such trusts for the benefit of the Members as the Liquidator with the like sanction shall think fit.

(2) If thought expedient subject to the obtaining of any necessary consents or sanctions any such division may be otherwise than in accordance with the then existing rights of the Members and in particular any class may be given preferential or special rights or may be excluded altogether or in part but in default of any such provision the assets shall subject to the rights of the holders of shares issued with special rights or privileges or on special conditions be distributed rateably according to the amount paid up on the shares.

(3) In case any of the shares to be divided as aforesaid involve a liability to calls or otherwise any person entitled under such division to any of the said shares may within fourteen days after the passing of the special resolution by notice in writing direct the Liquidator to sell his proportion and pay him the net proceeds and the Liquidator shall if practicable act accordingly.

INDEMNITY

157. The Directors Managing Directors managers agents Auditors Secretary and other officers or servants for the time being of the Company and the trustees (if any) for the time being acting in relation to any of the affairs of the Company and their respective heirs and executors shall

be fully indemnified out of the assets and profits of the Company from and against all actions expenses and liabilities which they or their respective heirs or executors may incur by reason of any contract entered into or any act in or about the execution of their respective offices or trusts except such (if any) as they shall incur by or through their own wilful act neglect or default respectively and none of them shall be answerable for the acts receipts neglects or defaults of the others of them or for joining in any receipt for the sake of conformity or for any bankers or other person with whom any moneys or assets of the Company may be lodged or deposited for safe custody or for any bankers or other persons into whose hands any money or assets of the Company may come or for any defects of title of the Company to any property purchased or for insufficiency or deficiency of or defect in title of the Company to any security upon which any moneys of the Company shall be placed out or invested or for any loss misfortune or damage resulting from any such cause as aforesaid or which may happen in or about the execution of their respective offices or trusts except the same shall happen by or through their own wilful act neglect or default.

158. The Company shall indemnify to the fullest extent permitted by Guernsey law Carlyle Investment Management L.L.C., and any of its respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees) and any other person designated by the Board as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with the Company's business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud, gross negligence or wilful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

159. (1) The liability to the Company of Carlyle Investment Management L.L.C., and any of its respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees) and any other person designated by the Board as an indemnified person is hereby limited to the fullest extent permitted by Guernsey law, except to the extent that their conduct involves bad faith, fraud, gross negligence or wilful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and

(2) Any matter that is approved by a majority of the Independent Directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties.

(3) The Company shall advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

INSPECTION OF DOCUMENTS

160. The Board shall determine whether and to what extent and at what times and places and under what conditions the accounts books and documents of the Company shall be open to inspection and no Member shall have any right of inspecting any account or book or document except as conferred by the Laws or authorised by the Board.

INSURANCE

161. Without prejudice to any other provisions of these Articles, the Directors may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers, employees or auditors of the Company, or of any other body (whether or not incorporated) which is or was a subsidiary of the Company (together the "Group Companies") or otherwise associated with the Company or any Group Company or in which the Company or any such Group Company has or had any interest, whether direct or indirect, or of any predecessor in business of any of the foregoing, including (without prejudice to the generality of the foregoing) insurance against any costs, charges, expenses, losses or liabilities suffered or incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or the exercise or purported exercise of their powers and discretions and/or otherwise in relation to or in connection with their duties, powers or offices in relation to the Company or any such other body.

TAX ELECTION

162. The Company shall be classified as a corporation for U.S. federal income tax purposes. The Board is hereby authorised to make any election and to take any necessary or appropriate action in connection therewith to cause the Company to be classified as a corporation for U.S. federal income tax purposes. No election shall be made to treat the Company as a partnership for U.S. federal income tax purposes without a meeting and affirmative vote by the Board.

PLAN ASSETS

163. No portion of the assets used by Members to acquire shares may constitute "plan assets" of any Plan.

ERISA OWNERSHIP LIMITATIONS

164. If any ERISA Person acquires or holds shares in violation of the terms of the Memorandum, (i) shares acquired or held by such ERISA Person shall be deemed to be "Shares-in-Trust" to prevent the assets of the Company from being treated as "plan assets" that are subject to Title I of ERISA or Section 4975 of the Code, and shall be transferred automatically and by operation of law to a Trust (as described below) and such ERISA Person shall acquire no rights in such shares except as deemed trustee for the benefit of one or more Charitable Beneficiaries (as described below); (ii) such shares shall be, as initiated by the Board, subject to transfer or sale to a Non-ERISA Person or subject to redemption by the Company; and (iii) the ERISA Persons purportedly owning such Shares-in-Trust shall submit such Shares for registration in the name of the Trust. Such transfer to a Trust and the designation of Shares as Shares-in-Trust shall be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the Trust.

165. During the period prior to the discovery of the existence of the Trust, any transfer of shares by an ERISA Person to a non-ERISA Person shall reduce the number of Shares-in-Trust on a one-for-one basis, and to that extent such shares shall cease to be designated as Shares-in-Trust. After the discovery of the existence of the Trust, but prior to the redemption of all discovered Shares-in-Trust and/or the submission of all discovered Shares-in-Trust for registration in the name of the Trust, any transfer of shares by an ERISA Person to a non-ERISA Person shall reduce the number of Shares-in-Trust on a one-for-one basis, and to that extent such shares shall cease to be designated as Shares-in-Trust.

166. If any shares are deemed Shares-in-Trust, the holder shall cease to own any right or interest with respect to such shares and the Company will have the right to repurchase such Shares-in-Trust for an amount equal to their market price, which proceeds shall be payable to the purported owner.

TRANSFER OF SHARES-IN-TRUST

167. Upon any purported transfer or other event that would result in a transfer of Shares to a Trust, such shares shall be deemed to have been transferred to a Trustee as trustee of such Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Trustee shall be deemed to be effective as of the close of business on the business day prior to the purported transfer or other event that results in the transfer to the Trust. The Trustee shall be appointed by the Board and shall be unaffiliated with the Company. Each Charitable Beneficiary shall be designated by the Partnership.

168. Shares held by the Trustee shall be issued and outstanding shares of the Company. The prohibited owner shall have no rights in the shares held by the Trustee. The prohibited owner shall not benefit economically from ownership of any shares held in trust by the Trustee, shall not possess any rights to vote or other rights attributable to the shares held in the Trust.

169. The Trustee shall have all consent rights and rights to distributions with respect to shares held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividends paid prior to the discovery by the Board that the shares have been transferred to the Trustee shall be paid by the recipient of such distribution to the Trustee upon demand and any dividend authorized but unpaid shall be paid when due to the Trustee. Any distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The prohibited owner shall have no consent rights with respect to shares held in the Trust and, effective as of the date that the shares have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee's sole discretion) (i) to rescind as void any consent cast by a prohibited owner prior to the discovery by the Board that the shares have been transferred to the Trustee and (ii) to recast such consent in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary, provided that if the Company has already taken irreversible action, then the Trustee shall not have the authority to rescind and recast such consent. Notwithstanding the foregoing, until the Board has received notification that shares have been transferred into a Trust, the Board shall be entitled to rely on its shares transfer and other Company records for purposes of preparing lists of shareholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise obtaining consents of Members.

170. Within 20 days of receiving notice from the Board that shares have been transferred to the Trust, the Trustee of the Trust shall sell the shares held in the Trust to a proposed Member, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth herein. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the prohibited owner and to the Charitable Beneficiary as provided herein. The prohibited owner shall receive the lesser of (1) the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the Trust and (2) the price per share received by the Trustee from the sale or other disposition of the shares held in the Trust. Any net sales proceeds in excess of the amount payable to the prohibited owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Company that shares have been transferred to the Trustee, such shares are

sold by a prohibited owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive hereunder, such excess shall be paid to the Trustee upon demand.

171. Shares transferred to the Trustee shall be deemed to have been offered for sale to the Company at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (2) the market price on the date the Company accepts such offer. The Company shall have the right to accept such offer until the Trustee has sold the shares held in the Trust. Upon such a sale to the Company, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the prohibited owner.

172. By written notice to the Trustee, the Board shall designate one or more non-profit organizations to be the Charitable Beneficiary of the shares in the Trust such that (1) the shares held in the Trust would not violate the restrictions set forth herein in the hands of such Charitable Beneficiary and (2) each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

173. If the foregoing provisions are unenforceable for any reason, the Board shall have the authority to either (A) direct the prohibited owner to transfer such interest to, as designated by such Plan or prohibited holder, a non-U.S. person in an offshore transaction pursuant to Regulation S or, if applicable, to a person that (1) is not a Plan, (2) is within the United States or that is a U.S. person and (3) is a qualified purchaser and makes certain representations as the Board shall, as applicable, require or (B) provide for the redemption of such interest.

174. If the obligation to transfer such shares is not met within the time period determined by the Board, the Board may, in its sole discretion, sell and transfer such interest acquired or held by such prohibited owner (or direct or cause such interest to be sold and transferred) to a person, designated by the Board, whose ownership of such interest will not violate the representations described above.

175. Pending any transfer or redemption described above, the Board may, as applicable, suspend any rights to receive notice of, or attend, a meeting of shareholders and any rights to receive distributions with respect to such shares.

176. 167-175 shall cease to apply and all Shares-in-Trust shall cease to be designated as Shares-in-Trust and shall be returned, automatically and by operation of law, to their purported owners, all of which shall occur at such time as Shares qualify as a class of ""publicly offered securities" within the meaning of the Plan Asset Regulations.

THE COMPANIES (GUERNSEY) LAWS 1994 to 1996
as amended

COMPANY LIMITED BY SHARES

MEMORANDUM

and

ARTICLES OF ASSOCIATION

of

CARLYLE CAPITAL CORPORATION LIMITED

Registered this 29th day of August 2006

Amended by Special Resolution dated 4 October 2006

Amended by Special Resolution dated 12 December 2006

OZANNES

THE COMPANIES (GUERNSEY) LAWS 1994 to 1996
as amended

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

CARLYLE CAPITAL CORPORATION LIMITED

1. The name of the Company is **CARLYLE CAPITAL CORPORATION LIMITED**.

2. The Registered Office of the Company will be situate in Guernsey.

3. The objects for which the Company is established are:-

(1) To act as an investment and holding company and to acquire and hold controlling and other interests in the share or loan capital of any company or companies and to acquire and hold interests of any kind in or provide any form of capital for any person, firm, association or enterprise and to co-ordinate the businesses and administration of any companies or businesses in which the Company is for the time being interested and to provide financial managerial and administrative advice, services and assistance for any company or business in which the Company is interested, and for any other company, person, firm, association or enterprise.

(2) To form or assist in the formation of any company for the purpose of holding any stocks, shares, marketable securities or other assets, and whether or not preferred or deferred, based upon or representing the assets so held, and to act as managers of or assist in the management of any such company, whether formed by the Company or not and to issue, dispose of, hold, buy, sell or otherwise deal in the stocks, shares or securities of any such company whether formed by the Company or not.

(3) To acquire and hold either for itself or as agent or nominee of any person, firm, company or corporation, and generally to sell, exchange, or otherwise dispose of, manage, develop, deal with and turn to account any shares, stocks, debenture stocks, units, securities, policies or assurance, book debts, claims, choses in action, lands, buildings, business concerns and undertakings, mortgages, charges annuities, patents and licences and any claims against any real and personal property or against any person or company.

(4) To carry on business as a general commercial company.

(5) To carry on business anywhere as a trading trust finance agency and manufacturing company and generally to undertake all kinds of investment trading manufacturing and other operations.

(6) To act as trustees liquidators executors administrators managers general partners receivers fiduciaries directors secretaries officers attorneys or agents anywhere.

(7) To purchase or acquire for any estate or interest and hold use deal or trade in whether with a view to profit or not and by any means property and rights of all kinds real or personal movable or immovable legal or equitable and to hold any such property and rights in the name of the Company or its nominees and to exercise and enforce all rights and powers as owners and to develop any such property or rights.

(8) To prepare any property of the Company for building or other purposes and to construct alter demolish and improve buildings and lands and to enter into contracts and arrangements of any kind with any person and to undertake the management of property buildings and lands whether belonging to the Company or otherwise.

(9) To advance deposit or lend money securities and property to any person on any terms and to hire lease or sell goods of every description whether under hire purchase or on deferred payment or any terms.

(10) To borrow or raise money in any manner and to secure the repayment of any money borrowed raised or owing by assignment charge hypothecation pledge or mortgage on all or any of the property or rights of the Company present future vested or contingent including uncalled capital.

(11) To guarantee assure or become liable for or to indemnify against any loss damage or obligation of any person whether or not connected or associated in any manner with the Company (including without limitation any holding or subsidiary company of the Company and any subsidiary of any such holding company) and whether or not for direct or indirect consideration benefit or advantage and in connection with or support of such arrangements to assign charge hypothecate mortgage or pledge all or any of the undertaking and property of the Company (including uncalled capital) and to enter into any contracts or other transactions in relation to any such arrangements.

(12) To accept payment for any property right or undertaking sold or disposed of or dealt with by the Company either in cash or in shares or other securities whether with or without deferred or preferred rights or in debentures securities or mortgages or in any other manner.

(13) To issue and deposit any shares or securities which the Company may issue by way of charge hypothecation pledge or mortgage to secure any sum less than the nominal amount of such shares or securities and also by way of security for the performance of any obligations or liabilities of the Company or of any person whether or not the Company has an interest in such person or his business.

(14) To accumulate capital for any of the purposes of the Company and to appropriate any property or rights for specific purposes conditionally or unconditionally and to allow any person having dealings with the Company to share in the Company's profits or any other advantages or benefits.

(15) To pay all or any expenses incurred in connection with formation and promotion of the Company or to contract with any other person to pay the same and to pay commissions to brokers and others for underwriting placing selling or guaranteeing the subscription of any shares or securities of the Company or of any other entity promoted by the Company.

(16) To enter into arrangements with any state government or authority national local or otherwise and to obtain therefrom all rights concessions or privileges conducive to the Company's objects and to oppose the grant to any other person of similar rights concessions and privileges

(17) To make gifts to any persons in such circumstances and whether of cash or other property or rights as may be considered directly or indirectly conducive to any of the Company's objects or otherwise expedient and in particular to remunerate any person introducing or doing business to or with the Company.

(18) To subscribe or guarantee money for charitable or benevolent objects and to aid in the establishment and support of associations for the benefit of persons at any time employed by or having dealings with the Company or the dependants or families of such persons and to establish and support associations institutions funds and trusts to benefit employees (including directors) and their respective dependants and families at any time and to grant pensions and allowances and to make payments towards insurances for the purpose of indemnifying the Company in respect of claims for any risks or accidents to any officers or employees of the Company whether in the course of their employment or not and to pay premiums on any such insurances including insurance against illness accident or death or for any other purpose.

(19) To draw make accept endorse issue discount and execute deeds agreements arrangements cheques promissory notes bills of exchange and lading warrants securities debentures and all other negotiable and transferable instruments or transactions whatsoever.

(20) To enter into any joint ventures or arrangements or agreements for sharing profits with any persons.

(21) To distribute in specie among the Members by way of dividend or bonus or on a return of capital any property or rights of the Company or any proceeds of sale.

(22) To effect insurances and reinsurances against risks of every description whether of the Company or any other person.

(23) To amalgamate with any other company whose objects are or include objects similar to those of the Company whether by sale or purchase (for full or partly paid shares or otherwise) of the undertaking or by sale or purchase (for full or partly paid shares or otherwise) of all or a controlling interest in the shares of the Company or any such other company or partnership or any arrangement in the nature of partnership or in any other manner.

(24) To procure the Company to be recognised or registered anywhere and to carry on all or any part of the Company's business anywhere whether or not the Company has established an office or is so recognised or registered and as principals agents contractors trustees nominees or otherwise and by or through such persons and either alone or in conjunction with others.

(25) To do all such other things as the Company may think incidental to or connected with any of the above objects or conducive to their attainment or otherwise likely in any respect to be advantageous to the Company.

And it is declared that the word "person" in this Memorandum (except in reference to the Company) shall include any individual, partnership or other body of persons whether incorporated or not and any government, state or authority and further that the objects specified in each paragraph shall be treated as independent and accordingly in no way limited or restricted by reference to or inference from any other paragraph or from the name of the

Company and may be carried out as fully and construed as widely as if each paragraph defined the objects of a separate and independent company.

4 The liability of the Members is limited to the amount (if any) for the time being unpaid on the shares held by each of them respectively.

5. The Share Capital of the Company is US$300,001 divided into 100 voting shares ("A Shares") of US$0.01 each and 30,000,000 non-voting shares ("B Shares") of US$0.01 each.

(1) The Company has power to increase or reduce its share capital and to attach to any shares in the initial or increased or reduced capital any preferred, deferred, qualified or special rights, privileges and conditions or to subject the same to any restrictions or limitations and to consolidate or sub-divide all or any of its shares into shares of a larger or smaller denomination.

(2) The rights for the time being attached to any shares in the initial capital and to any shares having preferred, deferred, qualified or special rights, privileges and conditions may be altered or dealt with in accordance with the Articles of Association.

6. The shares shall be paid for according to the terms of allotment or otherwise by calls as the Board shall think fit.

7 Shares in the capital of the Company may be issued in payment or part payment of the purchase consideration for any property purchased by the Company or in consideration of any services rendered to the Company by any person in assisting the Company to carry out any of its objects and for shares so issued no money payment shall be made or required save in so far as by the terms under which any of such shares may be issued a cash payment may be required.

8. The Signature of the Company shall be:-

(1) **"CARLYLE CAPITAL CORPORATION LIMITED"** with the addition of the signature(s) of one or more person(s) authorised generally or specifically by the Board for such purpose, or

(2) The Common Seal of the Company countersigned by such person(s) as the Board may at any time authorise in that behalf.

THE COMPANIES (GUERNSEY) LAWS 1994 to 1996
as amended

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

CARLYLE CAPITAL CORPORATION LIMITED

INTERPRETATION

1. In these Articles the following words shall bear the following meanings if not inconsistent with the subject or context:-

Words	**Meanings**
"Affiliate"	shall mean, when used with reference to a specified Person at a specified time, (a) any Person that, at such specified time, directly or indirectly through one (1) or more intermediaries, controls or is controlled by or is under common control with the specified person, (b) any Person who, at such specified time, is (i) an officer or director of a specified Person or (ii) a spouse or immediate family member of, or a trust, limited partnership, limited liability company, general partnership or other vehicle created by or established primarily for the benefit of, a specified Person or such Person's spouse or immediate family member, or (c) any Person that, at such specified time, directly or indirectly, is the beneficial owner of a majority of the voting ownership interests of the specified Person. For purposes of this definition, "control" means the power, through ownership of securities, contract or otherwise, to direct the policies of the applicable Person.
"Articles"	These Articles of Association as now framed and at any time altered.
"At any time"	At any time or times and includes for the time being and from time to time.
"Board"	The Directors at any time or the Directors present at a duly convened meeting at which a quorum is present.
"Code"	U.S. Internal Revenue Code of 1986, as amended.
"Director"	includes alternate Director.

"Dividend"	includes bonus.
"ERISA"	The U.S. Employee Retirement Income Security Act of 1974, as amended.
"ERISA Person"	Any Person that is, or is acting on behalf of, a Plan.
"Executors"	includes Administrators
"Independent Directors"	Directors who are independent of and not affiliated with Carlyle Investment Management L.L.C.
"Laws"	The Companies (Guernsey) Laws, 1994 to 1996 and the Companies (Enabling Provisions) (Guernsey) Law, 1996 in each case as amended extended or replaced and any Ordinance statutory instrument or regulation made thereunder.
"Liquidator"	includes joint Liquidators.
"Member"	includes registered holder of a share and vice versa and any person entitled on death disability or insolvency of a member.
"Memorandum"	The Memorandum of Association of the Company.
"Month"	Calendar Month.
"Office"	The registered office at any time of the Company.
"Person"	shall mean any individual or entity, including a corporation, partnership, association, limited liability company, limited partnership, joint-stock company, trust, unincorporated association, sole proprietorship, government or governmental agency or authority;
"Plan"	an "employee benefit plan" (within the meaning of Section 3(3) of ERISA) that is subject to Part 4 of Subtitle B of Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the Code or any similar law, or an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement pursuant to ERISA, the Code, any applicable similar law or otherwise.
"Plan Asset Regulations"	Section 3(42) of ERISA and the plan asset regulations of the U.S. Department of Labor, 29 C.F.R Sec. 2510.3-101.
"Probate"	includes Letters of Administration.
"Proxy"	includes attorney.
"Register"	The Register of Members kept pursuant to the Laws.

"Seal" The Common Seal of the Company

"Secretary" includes a temporary or assistant Secretary and any person appointed by the Board to perform any of the duties of Secretary

Any reference to a share shall, where the Board has resolved to allot and issue fractions of shares, include such fractions.

The singular includes the plural and vice versa.

The masculine includes the feminine.

Words importing persons include corporations.

Expressions referring to writing include any mode of representing or reproducing words.

Subject to the above any words defined in the Laws shall if not inconsistent with the subject or context bear the same meaning in these Articles.

BUSINESS

2. Any branch or kind of business which by the Memorandum or by these Articles is either expressly or impliedly authorised to be undertaken may be undertaken or suspended at any time by the Board whether commenced or not.

SHARES

3. (1) The authorised share capital of the Company is US$300,001 divided into 100 voting shares of US$0.01 each ("A Shares") and 30,000,000 non-voting shares of US$0.01 each ("B Shares"). The respective rights attaching to the "A" Shares and the "B" Shares are as follows:-

(a) As regards income: the "B" Shares shall confer on the holders thereof the right to receive such dividends (if any) as the Company may determine to distribute out of the profits of the Company to the holders of such shares according to the amounts paid up thereon. The "A" Shares shall confer on the holders thereof no right to receive such dividends.

(b) As regards capital: on a return of assets on liquidation or otherwise, the assets of the Company to be returned shall be applied rateably in repaying to the holders of the "A" Shares and the "B" Shares the amounts paid up on such shares and any balance of such assets shall belong to and be distributed among the holders of the "B" Shares in proportion to the number of the "B" Shares held by them respectively.

(c) As regards notice of, attendance at and voting at meetings of the Company:

on a show of hands every holder of "A" Shares present in person shall have one vote and on a poll every such holder present in person or by proxy shall have one vote for each "A" Share. The holders of the "B" Shares shall not have any right to receive notice of, attend at or vote at any meetings of the Company.

(2) Save as set out in these Articles or as otherwise provided by the terms of their issue all shares in the capital of the Company shall rank equally in all respects.

(3) Subject to the foregoing and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares any share in the Company may be issued with such preferred, deferred or other special rights or restrictions whether as to dividend, voting, return of capital or otherwise as the Company at any time by ordinary resolution may determine and subject to and in default of such determination as the Board may determine.

(4) The Board may issue fractions of a share of A Shares and/or B Shares, and, if so issued, a fraction of a share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contribution, calls or otherwise howsoever), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing generality, voting and participation rights) and other attributes of a whole share of the A Shares or B Shares, as applicable. If more than one fraction of a share of the A Shares and/or B Shares is issued or acquired by the same holder, such fractions shall be accumulated.

4. Subject to the provisions of the Laws:-

(1) any preference shares may with the sanction either of the Board or an ordinary resolution be issued on terms that they are or at the option of the Company or the holder are liable to be redeemed on such terms and in such manner as the Company before the issue may by ordinary resolution determine and subject to and in default of such determination as the Board may determine;

(2) the Company may purchase any of its own shares whether or not they are redeemable and may pay in respect of such purchase otherwise than out of its distributable profits or the proceeds of fresh issue of shares;

(3) the Company and any of its subsidiary companies may give financial assistance directly or indirectly for the purpose of or in connection with the acquisition of shares in the Company or in connection with reducing or discharging any liability incurred in connection with the purchase of shares in the Company;

(4) the Company may convert all or any of its fully paid shares the nominal amount of which is expressed in a particular currency into fully paid shares of a nominal amount of a different currency, the conversion being effected at the rate of exchange (calculated to not less than three significant figures) current on the date of the resolution or on such other date as may be specified therein.

5. If at any time the share capital is divided into different classes of shares the rights attached to any class (unless otherwise provided by the terms of issue) may whether or not the Company is being wound up be varied with the consent in writing of the holders of three fourths of the issued shares of that class or with the sanction of a resolution passed at a meeting of the holders of the shares of that class, by a three fourths majority of those present. To any separate general meeting of a class the provisions of these Articles relating to general meetings shall apply but so that the necessary quorum shall be two persons holding in person or by proxy one-third of the issued shares of that class and that any holder of shares of that class present in person or by proxy may demand a poll.

6 The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (unless otherwise expressly provided by the terms of issue of the shares of that class) be deemed to be varied by the creation or issue of further shares ranking pari passu therewith nor by any amendments required to be made to these Articles in order to obtain a listing for any shares in the capital of the Company on any stock exchange.

7 In default of any ordinary resolution by the Company the unissued shares shall be at the disposal of the Board which may allot grant options over or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that no share shall be issued at a discount except in accordance with the Laws and so that the amount payable on application on each share shall be fixed by the Board.

8. The Company may pay commission in money or shares to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares in the Company or procuring or agreeing to procure subscriptions whether absolute or conditional for any shares in the Company provided that the rate or amount of commission shall be fixed by the Board and disclosed in accordance with the Laws. The Company may also pay brokerages.

9. Except as ordered by a court of competent jurisdiction or as required by law the Company shall not be affected or bound by or be compelled in any way to recognise (even when having notice) any equitable contingent future or partial interest in any share or fraction or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety in the registered holder and whether or not such share shall be entered in the Register as held in trust; nor shall the Company be bound to see to the execution of any trust to which any share may be subject.

CERTIFICATES

(1) Every person may, at the absolute discretion of the Board, be entitled:-

(a) without payment to one certificate for all his shares of each class and when part only of the shares comprised in a certificate is sold or transferred to a balance certificate; or

(b) upon payment of such sum as the Board may determine to several certificates each for one or more shares of any class.

(2) Every such certificate shall be issued within one month after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) and shall specify the shares to which it relates and the amount paid up and the distinguishing numbers (if any).

(3) All forms of certificate for shares or debentures or representing any other form of security (other than letters of allotment scrip certificates and other like documents) shall be issued and may if determined by the Board be issued under the Seal of the Company and shall be signed autographically unless there shall be in force a resolution of the Board adopting some method of mechanical signature in which event the signatures (if authorised by such resolution) may be effected by the method so adopted.

11. In respect of a share held jointly the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

12. If a share certificate be defaced lost or destroyed it may be renewed on payment of such fee and on such terms (if any) as to evidence and indemnity and the payment of expenses as the Board thinks fit.

LIEN

13. The Company shall have a first and paramount lien (extending to all dividends payable) on all shares (not being fully paid) for all moneys whether presently payable or not called or payable at a fixed time in respect of those shares and for all the debts and liabilities of the holder to the Company and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any person (other than such holder) and whether the time for payment or discharge shall have arrived or not and notwithstanding that the same are joint debts or liabilities of such holder and any other person (whether a Member of the Company or not).

14. The Company may sell as the Board thinks fit any shares on which the Company has a lien but no sale shall be made unless a sum in respect of which the lien exists is presently payable nor until after a notice in writing demanding payment has been given to the holder of the shares.

15. To give effect to any sale the Board may authorise some person to transfer the shares sold to the purchaser who shall be registered as the holder of the shares comprised in any such transfer and who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings.

CALLS ON SHARES

16. The Board may at any time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium and not by the conditions of allotment made payable at fixed times) and each Member shall pay to the Company at the time and place appointed the amount called. A call may be revoked or postponed.

17. Joint holders shall be jointly and severally liable to pay calls.

18. If a sum called in respect of a share is not paid before or on the day appointed the person from whom the sum is due shall pay interest from the day appointed to the time of actual payment at such rate as the Board may determine.

19. Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable and in the case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

20. The Board may on an issue of shares differentiate between holders as to amount of calls and times of payment

FORFEITURE AND SURRENDER OF SHARES

21. If a Member fails to pay any call or instalment on the day appointed the Board may at any time during such period as any part remains unpaid serve notice requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by the Company by reason of non-payment.

22. The notice shall state a further day on or before which the payment required by the notice is to be made and the place where the payment is to be made and that in the event of non-payment the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. If the requirements of any such notice are not complied with any share in respect of which the notice has been given may at any time before payment has been made be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

23. Notice of forfeiture shall forthwith be given to the former holder and an entry of such notice and forfeiture shall forthwith be made and dated in the Register opposite the entry of the share; but no forfeiture shall be in any manner invalidated by any omission or neglect to give notice or to make entry.

24. A forfeited share shall be deemed to be the property of the Company and may be sold re-allotted or otherwise disposed of on such terms as the Board shall think fit with or without all or any part of the amount previously paid on the share being credited as paid and at any time before a sale or disposition the forfeiture may be cancelled.

25. A person whose shares have been forfeited shall cease to be a Member in respect of those shares but shall notwithstanding remain liable to pay to the Company all moneys which at the date of forfeiture were payable in respect of the shares with interest at such rate as the Board may determine. The Board may enforce payment without any allowance for the value of the shares at the time of forfeiture.

26. The forfeiture of a share shall extinguish all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder and the Company.

27. The Board may accept from any Member on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

28. A declaration in writing by a Director or the Secretary that a share has been duly forfeited or surrendered on the date stated in the declaration shall be conclusive evidence of the facts therein as against all persons claiming to be entitled to the shares.

29. The Company may receive the consideration given for any share on any sale or disposition and may execute a transfer of the share in favour of the person to whom the same is sold or disposed of and he shall thereupon be registered as the holder and shall not be bound to see to the application of the purchase money nor shall his title be affected by any irregularity or invalidity in forfeiture sale re-allotment or disposal.

TRANSFER AND TRANSMISSION OF SHARES

30. All transfers of shares may be effected by transfer in writing in any form as the Board may accept. Any instrument of transfer shall be signed by or on behalf of the transferor who shall be deemed to remain the holder until the name of the transferee is entered in the Register.

31. Every instrument of transfer shall be left at the Office or such other place as the Board may prescribe with the certificate (if issued) of every share to be transferred and such other evidence as the Board may reasonably require to prove the title of the transferor or his right to transfer the shares; and the transfer and certificate (if issued) shall remain in the custody of the Board but shall be at all reasonable times produced at the request and expense of the transferor or transferee or their respective representatives. A new certificate (if issued) shall be delivered to the transferee after the transfer is completed and registered on his application and when necessary a balance certificate shall be delivered if required by him in writing. A fee determined by the Board may be charged for each transfer and also for the registration of every probate notice power of attorney or document tendered for registration and shall be paid before registration.

32. The Board may in their discretion and without assigning any reasons refuse to register a transfer of any share to any person of whom they shall not approve as transferee. If the Board refuse to register a transfer of any share they shall send to the transferee notice of refusal within a reasonable period.

33. The Company shall keep the Register in accordance with the Laws. The Register may be closed during such periods as the Board think fit not exceeding in all thirty days in any year.

34. On the death of a Member the survivors where the deceased was a joint holder and the executors of the deceased where he was a sole holder shall be the only persons recognised by the Company as having any title to or interest in his shares; but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held.

35. A person entitled to shares in consequence of death disability or insolvency shall not be entitled to receive notice of or to attend or to vote at any meeting or (save as regards the receipt of such dividends as the Board shall not elect to retain) to exercise any of the rights of a holder unless and until he shall have been registered as holder.

RESTRICTIONS ON TRANSFER OF SHARES

36. The terms and conditions of the B Shares provide that those shares are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the specific terms and conditions applicable thereto, including the U.S. Securities Act, and the applicable state securities laws of the United States of America pursuant to registration or exemption therefrom.

37. Any purported transfer of B Shares in breach of any transfer restrictions applicable thereto shall be null and void.

38. In the event that any B Shares become held by any person in breach of any restrictions applicable thereto, the Company shall have the right to compulsorily redeem such shares at their issue price.

39. Shares shall not be transferred if such transfer would result in (A) all or any portion of the assets of the Company becoming or being deemed to be ""plan assets" (pursuant to the Plan Asset Regulations) of any existing or contemplated Member or be subject to the provisions of

ERISA, Section 4975 of the Code, or (B) the Board becoming or being deemed to be a fiduciary with respect to any existing or contemplated Member pursuant to ERISA.

40-44 [omitted]

ALTERATION OF CAPITAL

45. The Company at any time may by ordinary resolution increase the share capital by such sum to be divided into shares of such amount as the resolution shall prescribe.

46. Any new shares shall be of such class and amount and have such preference or priority as regards dividends or in the distribution of assets or as to voting or otherwise over any other shares of any class whether then issued or not or be subject to such stipulations deferring them to any other shares with regard to dividends or in the distribution of the assets as the Board may determine.

47. The Company before the issue of any new shares may ordinarily resolve that all or some of them shall be offered to the Members in proportion to their existing shares at such price as the Company or the Board may fix and such offer shall be made by notice specifying the number of shares to which the Member is entitled and limiting a time within which the offer if not accepted will be deemed to be declined; and after the expiration of such period or on the receipt of an intimation from the Member that he declines the Board may offer the same on similar terms to such of the other shareholders as they may select including the Directors or dispose of them in such manner as they think fit. For the purpose of giving effect to this Article the Board shall be entitled to disregard fractions. In the absence of any determination or so far as the same shall not extend new shares may be dealt with as if they formed part of the original capital and shall be subject to these Articles.

48. The Company may by ordinary resolution:-

(1) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(2) subdivide all or any of its shares into shares of smaller amount than is fixed by the Memorandum so however that in subdivision the proportion between the amount paid and the amount if any unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived and so that the resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from subdivision one or more of the shares may have such preferred deferred or other rights over the others as the Company has power to attach to unissued or new shares;

(3) cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

49. The Board on any consolidation of shares may deal with fractions of shares in any manner

50. The Company may by special resolution reduce its share capital any capital redemption reserve fund or any share premium account in any manner and with and subject to any incident authorised and consent required by the Laws.

GENERAL MEETINGS

51. (1) The first general meeting of the Company shall be held within such time as may be required by the Laws and thereafter general meetings shall be held once at least in each subsequent calendar year, each an "annual general meeting". Other meetings of the Company shall be called extraordinary general meetings. General meetings may be held in Guernsey or elsewhere at the discretion of the Directors.

(2) A Member participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting at which a quorum is present shall be treated as having attended that meeting provided that the Members present at the meeting can hear and speak to the participating Member.

(3) A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Members participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the Chairman is present unless the Members resolve otherwise.

52. Any general meeting convened by the Board unless its time shall have been fixed by the Company in general meeting or unless convened in pursuance of a requisition may be postponed by the Board by notice in writing and the meeting shall subject to any further postponement or adjournment be held at the postponed date for the purpose of transacting the business covered by the original notice.

53. The Board may whenever it thinks fit and shall on the requisition in writing of one or more holders entitled to receive notice of, attend and vote at meetings of the Company representing not less than one-tenth of the issued share capital of the Company upon which all calls or other sums then due have been paid forthwith proceed to convene an extraordinary general meeting.

54. The requisition shall be dated and shall state the object of the meeting and shall be signed by the requisitionists and deposited at the Office and may consist of several documents in like form each signed by one or more of the requisitionists.

55. If the Board does not proceed to cause a meeting to be held within twenty-one days from the date of the requisition being so deposited the requisitionists or a majority of them in value may themselves convene the meeting.

56. Any meeting convened by requisitionists shall be convened in the same manner (as nearly as possible) as that in which meetings are convened by the Board.

NOTICE OF GENERAL MEETINGS

57. Not less than ten days' notice specifying the time and place of any general meeting and specifying also in the case of any special business the general nature of the business to be transacted shall be given by notice sent by post by the Secretary or other Officer of the Company or any other person appointed in that behalf by the Board to such Members as are entitled to receive notices provided that with the consent in writing of all the Members a meeting may be convened by a shorter notice or at no notice and in any manner they think fit. In every notice there shall appear a statement that a Member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a Member.

58. The accidental omission to give notice of any meeting to or the non receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

PROCEEDINGS AT GENERAL MEETINGS

59. The ordinary business of an ordinary general meeting shall be to receive and consider the profit and loss account and the balance sheet of the Company and the reports of the Directors and the Auditors to elect Directors and appoint Auditors in the place of those retiring to fix the remuneration of the Directors and Auditors to sanction or declare dividends and to transact any other ordinary business which ought to be transacted at such meeting. All other business shall be deemed special and shall be subject to notice as hereinbefore provided.

60. The quorum for a general meeting shall be two Members entitled to vote present in person or by proxy.

61. If within half an hour after the time appointed for the meeting a quorum is not present the meeting if convened by or upon a requisition shall be dissolved. If otherwise convened it shall stand adjourned for fourteen days at the same time and place and no notice of adjournment need be given.

62. The Members present in person or by proxy and entitled to vote shall choose one of their own number to be the Chairman.

63. The Chairman may with the consent of any meeting at which a quorum is present and shall if so directed by the meeting adjourn the meeting at any time and to any place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

64. At any meeting a resolution put to the vote shall be decided by a show of hands or by a poll at the option of the Chairman. Nevertheless before or on the declaration of the result a poll may be demanded:-

(1) by the Chairman; or

(2) by one Member present in person or by proxy provided he represents at least one-tenth of the subscribed capital; or

(3) by two Members present in person or by proxy.

The demand for a poll may be withdrawn.

Unless a poll be demanded a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded.

65. A poll if demanded shall be taken at the meeting at which the same is demanded or at such other time and place as the Chairman shall direct and the result shall be deemed the resolution of the meeting.

66. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

67. If a poll shall be duly demanded on the election of a Chairman or on any question of adjournment it shall be taken at once.

68. In case of an equality of votes on a poll the Chairman shall have a second or casting vote.

VOTES OF MEMBERS

69. (1) On a show of hands every Member entitled to vote present in person or by proxy shall have one vote.

(2) On a poll every Member entitled to vote present in person or by proxy shall have one vote for each share held by him subject to any special voting powers or restrictions.

70. Where there are joint registered holders of any share such persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether in person or by proxy in their name. In default of such election the person whose name stands first on the Register shall alone be entitled to vote.

71. Any Member being incapable or of unsound mind may vote by his curator or other legal guardian. Any of such persons may vote either personally or by proxy.

72. On a poll votes may be given either personally or by proxy and a Member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A proxy need not be a Member. An instrument of proxy may be valid for one or more meetings.

73. No Member shall be entitled to be present or take part in any proceedings or vote either personally or by proxy at any meeting unless all calls due from him have been paid. No Member shall be entitled to vote in respect of any shares that he has acquired by purchase for pecuniary consideration unless he has been registered as their holder.

74. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed shall be valid for all purposes. Any objection made in due time shall be referred to the Chairman whose decision shall be final and binding.

75. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation under the hand of an officer or attorney duly authorised.

76 The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Office not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote or in the case of a poll not less than 24 hours before the time appointed for the taking of the poll and in default unless the Board directs otherwise the instrument of proxy shall not be treated as valid.

77. The instrument appointing a proxy may be in any form which the Board may approve and may include an instruction by the appointor to the proxy either to vote for or against any resolution to be put to the meeting.

78. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll and shall be as valid for any adjournment as for the meeting to which it relates.

79. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or disability of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death disability or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjournment or the taking of the poll at which the proxy is used.

80. Any corporation which is a Member may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company or to approve any resolution submitted in writing and the person so authorised shall be entitled to exercise on behalf of the corporation which he represents the same powers (other than to appoint a proxy) as that corporation could exercise if it were an individual Member of the Company

WRITTEN RESOLUTIONS

81. Resolutions of the Members may be approved in writing if so determined by the Directors in accordance with the Laws and every member voting thereon shall have one vote for each share subject to any special voting powers or restrictions.

82. Notice specifying the proposed resolution in writing may be forwarded by the Company to Members entitled to vote thereon by post or by facsimile or such other telephonic or electronic means of written communications as the Board may determine at any time.

83. Notices of proposed written resolutions forwarded by post shall be sent to the address of such Members entered in the Register. Notices forwarded by any telephonic or electronic means of written communication shall be forwarded to such destination as the Member in question may at any time designate in writing signed by him.

84. Notices of proposed written resolutions shall incorporate or be accompanied by an instrument to be signed by or on behalf of the Member to who it is addressed for the purpose of approving the same.

85. Any notice of a proposed written resolution shall specify a date and time (whether greater or lesser than any period for the time being prescribed by the Laws) at which the instrument or instruments signed by or on behalf of the Members voting in favour thereof shall be counted and at which the resolution if approved by the requisite majority shall become effective. No instrument received or signature appended thereto after such time shall be counted.

86. Notwithstanding anything else contained herein (and in particular the method of forwarding the notice of and instrument for approving the written resolution to Members) all such instruments containing such approval shall be in writing and signed by the Member or Members in question. The signature of a Member shall be acceptable for such purposes if received by facsimile telephonic transmission.

87. The accidental omission to give notice of any proposed written resolution to or the non receipt of such notice by any member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

NUMBER AND APPOINTMENT OF DIRECTORS

88. The first Directors of the Company shall be appointed by the subscribers to the Memorandum. The number of Directors shall be not less than two and not more than eleven or such other number of Directors as the Company at any time by ordinary resolution may determine. At all times, subject to Article 92, a majority of the Directors must be Independent Directors.

89. The Board shall have power at any time to appoint any person to be a Director either to fill a casual vacancy or as an addition to the existing Directors but so that the total number of Directors shall not at any time exceed the number fixed pursuant to these Articles. Any Director so appointed shall hold office only until the next following ordinary general meeting and shall then be eligible for re-election.

90. No person other than a Director retiring at a general meeting shall unless recommended by the Directors be eligible for election by the Company to the office of Director unless not less than fourteen days before the date appointed for the meeting there shall have been left at the Office notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election together with notice in writing signed by that person of his willingness to be elected.

91. Without prejudice to the powers of the Board the Company in general meeting may appoint any person to be a Director either to fill a casual vacancy or as an additional Director.

92. Where the death, resignation or removal of an Independent Director results in the Board failing to consist of a majority of Independent Directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the Board may temporarily consist of less than a majority of Independent Directors and those Directors who do not meet the standards for independency (as determined by all of the Directors) may continue to hold office.

93. Each Director will be deemed to retire and, unless otherwise stated, to offer himself for re-election at each annual general meeting of the Company.

94. No person may be appointed to the office of Director as an Independent Director unless he or she has been approved by a majority of the Independent Directors then in office.

QUALIFICATION AND REMUNERATION OF DIRECTORS

95. A share qualification for a Director may be fixed by the Company in general meeting and unless and until so fixed no qualification shall be required.

96. (1) The Directors shall be paid out of the funds of the Company by way of fees such sums as shall be approved by the Company in general meeting. Directors' fees shall be deemed to accrue from day to day.

(2) The Directors shall also be entitled to be repaid all reasonable out of pocket expenses properly incurred by them in or with a view to the performance of their duties or in attending meetings of the Board or of committees or general meetings.

(3) If any Director having been requested by the Board shall render or perform extra or special services or shall travel or go to or reside in any country not his usual place of residence for any business or purpose of the Company he shall be entitled to receive such sum as the Board may think fit for expenses and also such remuneration as the

Board may think fit either as a fixed sum or as a percentage of profits or otherwise and such remuneration may as the Board shall determine be either in addition to or in substitution for any other remuneration which he may be entitled to receive.

ALTERNATE DIRECTORS

97. Any Director may by notice in writing under his hand served upon the Company appoint any person (whether a Member of the Company or not) as an alternate Director to attend and vote in his place at any meeting of the Directors at which he is not personally present or to undertake and perform such duties and functions and to exercise such rights as he could personally and such appointment may be made generally or specifically or for any period or for any particular meeting and with and subject to any particular restrictions. Every such appointment shall be effective and the following provisions shall apply:-

(1) Every alternate Director while he holds office as such shall be entitled:-

(a) if his appointor so directs the Secretary to notice of meetings of the Directors;

(b) to attend and to exercise (subject to any restrictions) all the rights and privileges of his appointor at all such meetings at which his appointor is not personally present; and

(c) to otherwise perform any duties and functions and exercise any rights that the Director could perform or exercise personally.

(2) Every alternate Director shall ipso facto vacate office if and when his appointment expires by effluxion of time or his appointor vacates office as a Director or removes the alternate Director from office as such by notice in writing under his hand served upon the Company.

(3) No alternate Director shall be entitled as such to receive any remuneration from the Company but every alternate Director shall be entitled to be paid all reasonable expenses incurred in exercise of his duties.

(4) A Director may act as alternate Director for another Director and shall be entitled to vote for such other Director as well as on his own account but no Director shall at any meeting be entitled to act as alternate Director for more than one other Director.

(5) A Director who holds the office of Independent Director may only appoint an alternate Director to fill his or her position who is also eligible to be appointed as an Independent Director.

(6) An alternate Director will ipso facto automatically be removed from office if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors.

BORROWING POWERS OF THE BOARD

98 The Board may exercise all the powers of the Company to borrow money and to mortgage hypothecate pledge or charge all or part of its undertaking property and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any liability or obligation of the Company or of any third party.

OTHER POWERS AND DUTIES OF THE BOARD

99. The business of the Company shall be managed by the Board who may exercise all such powers of the Company as are not required to be exercised by the Company in general meeting subject nevertheless to these Articles and to the Laws and to such regulations as may be prescribed by the Company in general meeting but no regulation so made shall invalidate any prior act of the Board. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

100. The Board may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested shall be carried on by or through one or more subsidiary companies and the Board may on behalf of the Company make such arrangements as it thinks advisable for taking the profits or bearing the losses of any branch or business so carried on or for financing assisting or subsidising any such subsidiary company or guaranteeing its contracts obligations or liabilities.

101. The Board may establish any local boards or agencies for managing any of the affairs of the Company and may appoint any one or more of its number or any other persons to be members of such local Boards or any managers or agents and may fix their remuneration and may delegate to any local board manager or agent any of the powers authorities and discretions vested in the Board with power to sub-delegate and may authorise the members of any local board to fill any vacancies and to act notwithstanding vacancies and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit and the Board may remove any person so appointed and may annul or vary any such delegation but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

102. The Board may at any time by power of attorney given under the hand of such person or persons duly authorised in that behalf appoint any person or any fluctuating body of persons whether nominated directly or indirectly by the Board to be the attorney of the Company for such purposes and with such powers and discretions and for such periods and subject to such conditions as the Board may think fit and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any attorney as the Board may think fit and may also authorise any attorney to sub-delegate all or any of his powers and discretions.

103. (1) A Director who is in any way directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the Company shall disclose the nature of his interest to all of the Directors of the Company. Such disclosure may take the form of a general notice given to the Board of Directors to the effect that the Director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. Notice may be sent via e-mail, fax or other written communication. In the case of a proposed contract such disclosure shall be made at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration or if the Director was not at the date of that meeting interested in the proposed contract or arrangement at the next meeting of the Board held after he became so interested In a case where the Director becomes interested in a contract or arrangement after it is made disclosure shall be made at the first meeting of the Board held after the Director becomes so interested. For the purpose of the foregoing a general notice given to the Board by a Director to the effect that he is a member of a specified

company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm shall be deemed to be a sufficient disclosure of interest unless either it is given at a meeting of the Board or the Director takes reasonable steps to ensure that it is raised and read at the next meeting of the Board after it is given

(2) A Director who is otherwise entitled to do so may vote in respect of any contract or arrangement in which he is interested and be counted in the quorum present at any meeting at which any such contract or arrangement is proposed or considered and if he shall so vote his vote shall be counted.

(3) A Director may hold any other office or place of profit under the Company (other than Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Board may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(4) Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(5) For the avoidance of doubt, any transaction in which a Director is interested will not be void or voidable provided the Board or a committee of the Board authorises the transaction or the transaction is fair to shareholders and the Company at the time it is approved considering the terms and conditions that would ordinarily be included in such a transaction negotiated at arms length.

104. All cheques promissory notes drafts bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed drawn accepted endorsed or otherwise executed in such manner as the Board shall at any time determine.

105. The Board shall cause minutes to be made in books provided for the purpose:-

(1) of all appointments of Officers;

(2) of the names of the Directors present at each meeting of the Board and of any committee;

(3) of all resolutions and proceedings at meetings of the Company and meetings of the Board and of committees.

106. (1) The Board may pay a gratuity pension or allowance on death or retirement to and may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation or life assurance funds or schemes for the benefit of any persons:-

(a) who are or were at any time in the employment or service of the Company or of any company which is or was a holding or subsidiary company of the Company or of any predecessor in business of any of them; or

(b) who are or were at any time Directors or Officers of the Company or of any such other company or predecessor in business and holding any salaried employment or executive office in the Company or such other company or predecessor in business; and the wives widows children dependants or relations of any such persons. The receipt of any such gratuity pension or allowance shall not disqualify any person from being a Director of the Company.

(2) The Board may also establish and subsidise or subscribe to any institutions associations clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such persons as aforesaid and make payments for or towards the insurance of any such persons.

(3) The Board may do any of the matters aforesaid either alone or in conjunction with any such other company.

DISQUALIFICATION OF DIRECTORS

107. The office of a Director shall ipso facto be vacated:-

(1) if he (not being a person holding for a fixed term an executive office subject to termination if he cease from any cause to be a Director) resigns his office by written notice signed by him sent to or deposited at the Office;

(2) if he shall have absented himself (such absence not being absence with leave or by arrangement with the Board on the affairs of the Company) from meetings of the Board for a consecutive period of twelve months and the Board resolves that his office shall be vacated;

(3) if he becomes of unsound mind or incapable;

(4) if he becomes insolvent suspends payment or compounds with his creditors;

(5) if he is requested to resign by written notice signed by all his co-Directors.

(6) if the Company in general meeting shall declare that he shall cease to be a Director.

108. If the Company in general meeting removes any Director before the expiration of his period of office it or the Board may appoint another person to be a Director in his stead who shall retain his office so long only as the Director in whose stead he is appointed would have held the same if he had not been removed. Such removal shall be without prejudice to any claims such Director may have for damages for breach of any contract of service between him and the Company.

PROCEEDINGS OF DIRECTORS

109. (1) The Board may meet for the dispatch of business adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be decided by the affirmative vote of two thirds of the Directors then holding office and entitled to

vote, other than matters concerning the enforcement of any contractual or other rights as may be agreed to from time to time by the Directors which shall be decided by the vote of a majority of the Directors then holding office and entitled to vote, subject to any actions requiring special approval by the Independent Directors. In case of any decision requiring the vote of a majority, should there be an equality of votes, then the Chairman at the meeting shall have a second or casting vote

(2) A Director participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting of the Board at which a quorum is present shall be treated as having attended that meeting provided that the Directors present at the meeting can hear and speak to the participating Director.

(3) A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Directors participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the Chairman is present unless the Directors resolve otherwise.

110. The Board shall also determine the notice necessary for its meetings and the persons to whom such notice shall be given.

111. A meeting of the Board at which a quorum is present shall be competent to exercise all powers and discretions exercisable by the Board.

112. The continuing Directors may act notwithstanding any vacancy but if and so long as their number is reduced below the minimum number fixed pursuant to these Articles the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting but for no other purpose. If there be no Directors able or willing to act then any holder may summon a general meeting for the purpose of appointing Directors.

113. The Board may elect a Chairman of their meetings and determine the period for which he is to hold office. If no such Chairman be elected or if at any meeting the Chairman be not present within five minutes after the time appointed for holding the same the Directors present may choose one of their number to be Chairman of the meeting.

114. The Board may delegate any of their powers to committees consisting of such one or more Directors as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board.

115. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed shall be five, provided that a majority of the Directors forming the quorum must be Independent Directors. For the purposes of this Article an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

116. A resolution in writing signed by each Director (or his alternate) entitled to receive notice of and to vote at a meeting of the Board or by all the members of a committee shall be as valid and effectual as a resolution passed at a meeting of the Board or committee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee and may be transmitted to the Company by facsimile.

ACTIONS REQUIRING SPECIAL APPROVAL BY THE INDEPENDENT DIRECTORS

117. In addition to requiring the approval of the Directors as described in Article 109 above the following matters require the additional special approval of a majority of the Independent Directors then holding office:

(1) The winding up of the Company.

(2) Any change in the policies or procedures that are applicable to the Company's investments.

(3) The approval of any related party transactions.

(4) The approval of employee compensation.

(5) Any material change in the Company's investment strategy, distribution policy or capital allocation guidelines.

(6) The adoption of any equity incentive plan.

(7) The making of any election for taxation purposes.

(8) The accounting policy to be adopted by the Company.

(9) The adoption of the business plan or budget for the Company

(10) Any merger, amalgamation, joint venture or similar proposal, the recruitment, employment and termination of any executive officer to be appointed by the Company.

(11) Any such other matters as may be agreed to from time to time by the Directors.

EXECUTIVE DIRECTOR

118. (1) The Board may at any time appoint one or more of their body to be holder of any executive office including the office of Managing Director, Chief Executive Officer, President, Chief Investment Officer, Chief Accounting Officer and such other officers from time to time as deemed appropriate and on such terms and for such periods as they may determine.

(2) The appointment of any Director to any executive office shall be subject to termination if he ceases from any cause to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(3) The Board may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Board upon such terms and conditions and with such restrictions as it thinks fit either collaterally with or to the exclusion of their own powers and may at any time revoke withdraw alter or vary all or any of such powers.

SECRETARY

119. The Secretary shall be appointed by the Board for such term at such remuneration and upon such conditions as the Board may think fit; and any Secretary may be removed by the Board but without prejudice to any claim which he may have for damages for breach of any contract of service between him and the Company.

120. Any provision of the Laws or these Articles requiring or authorising a thing to be done by a Director and the Secretary shall not be satisfied by its being done by the same person acting both as Director and as or in the place of the Secretary provided that nothing in this Article shall prevent or restrict a Director from being a Director or Secretary of a Director or the Secretary being corporate bodies.

THE SEAL

121. If the Board determines to maintain a Seal they shall provide for the safe custody of the Seal which shall only be used by authority of the Board or of a committee and every instrument to which the Seal shall be affixed shall be signed by any such persons as are authorised by the Board in that behalf. The Board may authorise the use of a duplicate or facsimile Seal for use outside Guernsey in such manner as the Board may at its discretion determine.

AUTHENTICATION OF DOCUMENTS

122. Any Director or the Secretary or any person appointed by the Board for the purpose shall have power to authenticate any documents affecting the Company (including the Memorandum and these Articles) and any resolutions passed by the Company or the Board and any books records documents and accounts relating to the business of the Company and to certify copies or extracts as true copies or extracts; and where any books records documents or accounts are elsewhere than at the Office the local manager or other Officer of the Company having their custody shall be deemed to be a person appointed by the Board as aforesaid.

DIVIDENDS

123 The Company in general meeting may declare dividends but no dividend shall exceed the amount recommended by the Board.

124. No dividend shall be paid otherwise than out of the profits of the business of the Company.

125. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid.

126. The Board may at any time declare and pay such interim dividends as appear to be justified by the position of the Company. The Board may also declare and pay any fixed dividend which is payable on any shares of the Company half-yearly or otherwise on fixed dates whenever the position in the opinion of the Board so justifies.

127. Subject to the Laws where any asset business or property is bought by the Company as from a past date whether such date be before or after the incorporation of the Company profits and losses as from such date may at the discretion of the Board in whole or in part be carried to revenue account and treated for all purposes as profits and losses of the Company. Subject as aforesaid if any shares or securities are purchased cum dividend or interest such dividend or interest may at the discretion of the Board be treated as revenue and it shall not be obligatory to capitalise all or part of the same.

128. The Board may deduct from any dividend payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

129. The Board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the liabilities or obligations in respect of which the lien exists.

130. The Board may retain dividends payable upon shares in respect of which any person is entitled to become a Member until such person has become a Member

131. With the sanction of the Company in general meeting any dividend may be paid wholly or in part by the distribution of specific assets and in particular of paid-up shares of the Company. Where any difficulty arises in regard to such distribution the Board may settle the same as it thinks expedient and in particular may issue fractional shares and fix the value for distribution of such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of Members and may vest any such specific assets in trustees for the Members entitled as may seem expedient to the Board.

132. Any dividend interest or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post to the registered address of the holder or in the case of joint holders to the registered address of that one of the joint holders who is first named on the Register. Any one of two or more joint holders may give effectual receipts for any dividends interest bonuses or other moneys payable in respect of their joint holdings.

133. No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

134. All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of six years after having been declared shall be forfeited and shall revert to the Company.

RESERVES

135. The Board may before recommending any dividend set aside out of the profits of the Company such sums as it thinks proper as reserves which shall at the discretion of the Board be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may either be employed in the business of the Company or be invested in such investments as the Board may at any time think fit. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to divide

CAPITAL RESERVE

136. The Board may establish a capital reserve. All capital appreciation realised upon or derived from the sale or realisation of properties securities or investments or other realisations of or dealings with the capital assets or any other sums which in the opinion of the Board are of a capital nature may if so determined by the Board be applied to capital purposes only and unless forthwith appropriated to meeting realised losses on sales or realisations or on any change or transposition of securities investments or properties or other realisations of or

dealings with capital assets or to writing down properties securities investments or other capital assets (either individually or in the aggregate) shall be carried by the Board to the credit of a capital reserve and all losses of a similar nature shall be carried to the debit of such capital reserve.

137. The sum carried and at any time standing to the credit of the capital reserve shall not in any event be transferred to profit and loss or revenue account but may be regarded as available for capital distribution or for making good losses on the Company's properties securities and investments or for providing for depreciation in the value of the Company's properties securities and investments. Any moneys for the time being standing to the credit of the capital reserve may at the discretion of the Board either be employed in the business of the Company or be invested in such properties investments or other assets as the Board may think fit.

CAPITALISATION OF PROFITS

138. The Company in general meeting may upon the recommendation of the Board resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution and accordingly that such sums be set free for distribution amongst the Members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares of the Company to be allotted and distributed credited as fully paid to and amongst such Members.

139. Whenever such resolution shall have been passed the Board shall make all appropriations and applications of the undivided profits resolved to be capitalised and all allotments and issues of fully-paid shares and generally shall do all things required to give effect thereto with full power to the Board to make such provision by payment in cash or otherwise as it thinks fit for the case of shares becoming distributable in fractions and also to authorise any person to enter on behalf of all Members entitled thereto into an agreement with the Company providing for the allotment to them respectively credited as fully paid of any further shares to which they may be entitled upon such capitalisation or (as the case may require) for the payment up by the Company on their behalf by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be effective and binding on all such Members.

ACCOUNTS

140. The Board shall cause proper books of account to be kept with respect to all the transactions assets and liabilities of the Company in accordance with the Laws:.

141. The books of account shall be kept at the Office or at such other place as the Board shall think fit and shall at all times be open to the inspection of the Directors but no person other than a Director or Auditor or other person whose duty requires and entitles him to do so shall be entitled to inspect the books accounts and documents of the Company except as provided by the Laws or authorised by the Board or by the Company in general meeting.

142. A balance sheet shall be laid before the Company at its ordinary general meeting in each year and such balance sheet shall contain a general summary of the assets and liabilities of the Company. The balance sheet shall be accompanied by a report of the Directors as to the state

of the Company as to the amount (if any) which they recommend to be paid by way of dividend and the amount (if any) which they have carried or propose to carry to reserve. The Auditors' report shall be attached to the balance sheet or there shall be inserted at the foot of the balance sheet a reference to the report.

143. A copy of every balance sheet and of all documents annexed thereto including the reports of the Directors and the Auditors shall at least ten days before the meeting be served on each of the registered holders in the manner in which notices are hereinafter directed to be served and on the Auditors. Any holder may by written notice served on the Company waive this requirement.

AUDIT

144. Subject to the Laws the Company may elect to become an unaudited company. Whilst the Company continues as an unaudited company the provisions of these Articles in so far as they relate to the appointment of Auditors the duties of Auditors and to the report of Auditors shall be suspended and cease to have effect.

145. A Director shall not be capable of being appointed as an Auditor.

146. A person other than a retiring Auditor shall not be capable of being appointed Auditor at an ordinary general meeting unless notice of intention to nominate that person as Auditor has been given by a Member to the Company not less than fourteen days before the meeting and the Board shall send a copy of any such notice to the retiring Auditor and shall give notice to the Members not less than seven days before the meeting provided that if after notice of the intention to nominate an Auditor has been so given a meeting is called for a date fourteen days or less after such notice has been given the requirements of this provision as to time in respect of such notice shall be deemed to have been satisfied and the notice to be sent or given by the Company may instead of being sent or given within the time required by this Article be sent or given at the same time as the notice of the meeting.

147. The first Auditors shall be appointed by the Board before the first general meeting and they shall hold office until the first ordinary general meeting unless previously removed in which case the Members at such meeting may appoint Auditors.

148. The Board may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditors (if any) may act.

149. The remuneration of the Auditors shall be fixed by the Company in general meeting or in such manner as the Company may determine except that the remuneration of any Auditors appointed by the Directors shall be fixed by the Directors.

150. Every Auditor shall have a right of access at all times to the books accounts and documents of the Company and as regards books accounts and documents of which the originals are not readily available shall be entitled to rely upon copies or extracts certified by an officer of the Company and shall be entitled to require from the Board such information and explanations as may be necessary for the performance of their duties and the Auditors shall make a report to the Members on the accounts examined by them and the report shall state whether in their opinion the accounts give a true and fair view of the state of the Company's affairs and whether they have been prepared in accordance with the Laws.

151. Any Auditor shall be eligible for re-election.

NOTICES

152. A notice may be given by the Company to any Member either personally or by sending it by prepaid post addressed to such Member at his registered address or if he desires that notices shall be sent to some other address (including any facsimile number or e-mail address) or person to the address or person nominated for such purpose.

153. Any notice or other document if served by post shall be deemed to have been served in the case of a meeting on the day next following that on which the same was posted and in any other case at the time at which the notice would be delivered in the ordinary course of post. In proving such service it shall be sufficient to prove that the notice or document was properly addressed stamped and posted. Notices or other documents sent by facsimile transmission or e-mail shall be deemed to have been served immediately and in proving such service it shall be sufficient to prove that the notice or document was properly addressed and despatched.

154. A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

155. Any notice or document delivered or sent by post to or left at the registered address of any Member shall notwithstanding the death disability insolvency of such Member and whether the Company has notice thereof be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in any such share.

WINDING UP

156 (1) If the Company shall be wound up whether voluntarily or otherwise the Liquidator may with the sanction of a special resolution divide among the Members in specie any part of the assets of the Company and may with the like sanction vest any part of the assets of the Company in trustees upon such trusts for the benefit of the Members as the Liquidator with the like sanction shall think fit.

(2) If thought expedient subject to the obtaining of any necessary consents or sanctions any such division may be otherwise than in accordance with the then existing rights of the Members and in particular any class may be given preferential or special rights or may be excluded altogether or in part but in default of any such provision the assets shall subject to the rights of the holders of shares issued with special rights or privileges or on special conditions be distributed rateably according to the amount paid up on the shares.

(3) In case any of the shares to be divided as aforesaid involve a liability to calls or otherwise any person entitled under such division to any of the said shares may within fourteen days after the passing of the special resolution by notice in writing direct the Liquidator to sell his proportion and pay him the net proceeds and the Liquidator shall if practicable act accordingly.

INDEMNITY

157 The Directors Managing Directors managers agents Auditors Secretary and other officers or servants for the time being of the Company and the trustees (if any) for the time being acting in relation to any of the affairs of the Company and their respective heirs and executors shall

be fully indemnified out of the assets and profits of the Company from and against all actions expenses and liabilities which they or their respective heirs or executors may incur by reason of any contract entered into or any act in or about the execution of their respective offices or trusts except such (if any) as they shall incur by or through their own wilful act neglect or default respectively and none of them shall be answerable for the acts receipts neglects or defaults of the others of them or for joining in any receipt for the sake of conformity or for any bankers or other person with whom any moneys or assets of the Company may be lodged or deposited for safe custody or for any bankers or other persons into whose hands any money or assets of the Company may come or for any defects of title of the Company to any property purchased or for insufficiency or deficiency of or defect in title of the Company to any security upon which any moneys of the Company shall be placed out or invested or for any loss misfortune or damage resulting from any such cause as aforesaid or which may happen in or about the execution of their respective offices or trusts except the same shall happen by or through their own wilful act neglect or default.

158. The Company shall indemnify to the fullest extent permitted by Guernsey law Carlyle Investment Management L.L.C., and any of its respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees) and any other person designated by the Board as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with the Company's business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person's bad faith, fraud, gross negligence or wilful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful.

159. (1) The liability to the Company of Carlyle Investment Management L.L.C., and any of its respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees) and any other person designated by the Board as an indemnified person is hereby limited to the fullest extent permitted by Guernsey law, except to the extent that their conduct involves bad faith, fraud, gross negligence or wilful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful; and

(2) Any matter that is approved by a majority of the Independent Directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties;

(3) The Company shall advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

INSPECTION OF DOCUMENTS

160. The Board shall determine whether and to what extent and at what times and places and under what conditions the accounts books and documents of the Company shall be open to inspection and no Member shall have any right of inspecting any account or book or document except as conferred by the Laws or authorised by the Board

INSURANCE

161. Without prejudice to any other provisions of these Articles, the Directors may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers, employees or auditors of the Company, or of any other body (whether or not incorporated) which is or was a subsidiary of the Company (together the "Group Companies") or otherwise associated with the Company or any Group Company or in which the Company or any such Group Company has or had any interest, whether direct or indirect, or of any predecessor in business of any of the foregoing, including (without prejudice to the generality of the foregoing) insurance against any costs, charges, expenses, losses or liabilities suffered or incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or the exercise or purported exercise of their powers and discretions and/or otherwise in relation to or in connection with their duties, powers or offices in relation to the Company or any such other body.

TAX ELECTION

162. The Company shall be classified as a corporation for U.S. federal income tax purposes. The Board is hereby authorised to make any election and to take any necessary or appropriate action in connection therewith to cause the Company to be classified as a corporation for U.S. federal income tax purposes. No election shall be made to treat the Company as a partnership for U.S. federal Income tax purposes without a meeting and affirmative vote by the Board.

PLAN ASSETS

163. Except as otherwise approved by the Board, no portion of the assets used by Members to acquire shares may constitute "plan assets" of any Plan.

ERISA OWNERSHIP LIMITATIONS

164. If any ERISA Person acquires or holds shares in violation of the terms of the Memorandum, (i) shares acquired or held by such ERISA Person shall be deemed to be "Shares-in-Trust" to prevent the assets of the Company from being treated as "plan assets" that are subject to Title I of ERISA or Section 4975 of the Code, and shall be transferred automatically and by operation of law to a Trust (as described below) and such ERISA Person shall acquire no rights in such shares except as deemed trustee for the benefit of one or more Charitable Beneficiaries (as described below); (ii) such shares shall be, as initiated by the Board, subject to transfer or sale to a Non-ERISA Person or subject to redemption by the Company; and (iii) the ERISA Persons purportedly owning such Shares-in-Trust shall submit such Shares for registration in the name of the Trust. Such transfer to a Trust and the designation of Shares as Shares-in-Trust shall be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the Trust.

165. During the period prior to the discovery of the existence of the Trust, any transfer of shares by an ERISA Person to a non-ERISA Person shall reduce the number of Shares-in-Trust on a one-for-one basis, and to that extent such shares shall cease to be designated as Shares-in-Trust. After the discovery of the existence of the Trust, but prior to the redemption of all discovered Shares-in-Trust and/or the submission of all discovered Shares-in-Trust for registration in the name of the Trust, any transfer of shares by an ERISA Person to a non-ERISA Person shall reduce the number of Shares-in-Trust on a one-for-one basis, and to that extent such shares shall cease to be designated as Shares-in-Trust.

166. If any shares are deemed Shares-in-Trust, the holder shall cease to own any right or interest with respect to such shares and the Company will have the right to repurchase such Shares-in-Trust for an amount equal to their market price, which proceeds shall be payable to the purported owner.

TRANSFER OF SHARES-IN-TRUST

167. Upon any purported transfer or other event that would result in a transfer of Shares to a Trust, such shares shall be deemed to have been transferred to a Trustee as trustee of such Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Trustee shall be deemed to be effective as of the close of business on the business day prior to the purported transfer or other event that results in the transfer to the Trust. The Trustee shall be appointed by the Board and shall be unaffiliated with the Company. Each Charitable Beneficiary shall be designated by the Partnership.

168. Shares held by the Trustee shall be issued and outstanding shares of the Company. The prohibited owner shall have no rights in the shares held by the Trustee. The prohibited owner shall not benefit economically from ownership of any shares held in trust by the Trustee, shall not possess any rights to vote or other rights attributable to the shares held in the Trust.

169. The Trustee shall have all consent rights and rights to distributions with respect to shares held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividends paid prior to the discovery by the Board that the shares have been transferred to the Trustee shall be paid by the recipient of such distribution to the Trustee upon demand and any dividend authorized but unpaid shall be paid when due to the Trustee. Any distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The prohibited owner shall have no consent rights with respect to shares held in the Trust and, effective as of the date that the shares have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee's sole discretion) (i) to rescind as void any consent cast by a prohibited owner prior to the discovery by the Board that the shares have been transferred to the Trustee and (ii) to recast such consent in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary, provided that if the Company has already taken irreversible action, then the Trustee shall not have the authority to rescind and recast such consent. Notwithstanding the foregoing, until the Board has received notification that shares have been transferred into a Trust, the Board shall be entitled to rely on its share transfer and other Company records for purposes of preparing lists of shareholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise obtaining consents of Members.

170. Within 20 days of receiving notice from the Board that shares have been transferred to the Trust, the Trustee of the Trust shall sell the shares held in the Trust to a proposed Member, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth herein. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the prohibited owner and to the Charitable Beneficiary as provided herein. The prohibited owner shall receive the lesser of (1) the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the Trust and (2) the price per share received by the Trustee from the sale or other disposition of the shares held in the Trust. Any net sales proceeds in excess of the amount payable to the prohibited owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Company that shares have been transferred to the Trustee, such shares are

sold by a prohibited owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive hereunder, such excess shall be paid to the Trustee upon demand.

171. Shares transferred to the Trustee shall be deemed to have been offered for sale to the Company at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (2) the market price on the date the Company accepts such offer. The Company shall have the right to accept such offer until the Trustee has sold the shares held in the Trust. Upon such a sale to the Company, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the prohibited owner.

172. By written notice to the Trustee, the Board shall designate one or more non-profit organizations to be the Charitable Beneficiary of the shares in the Trust such that (1) the shares held in the Trust would not violate the restrictions set forth herein in the hands of such Charitable Beneficiary and (2) each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

173. If the foregoing provisions are unenforceable for any reason, the Board shall have the authority to either (A) direct the prohibited owner to transfer such interest to, as designated by such Plan or prohibited holder, a non-U.S. person in an offshore transaction pursuant to Regulation S or, if applicable, to a person that (1) is not a Plan, (2) is within the United States or that is a U.S. person and (3) is a qualified purchaser and makes certain representations as the Board shall, as applicable, require or (B) provide for the redemption of such interest.

174. If the obligation to transfer such shares is not met within the time period determined by the Board, the Board may, in its sole discretion, sell and transfer such interest acquired or held by such prohibited owner (or direct or cause such interest to be sold and transferred) to a person, designated by the Board, whose ownership of such interest will not violate the representations described above.

175. Pending any transfer or redemption described above, the Board may, as applicable, suspend any rights to receive notice of, or attend, a meeting of shareholders and any rights to receive distributions with respect to such shares.

176. 167-175 shall cease to apply and all Shares-in-Trust shall cease to be designated as Shares-in-Trust and shall be returned, automatically and by operation of law, to their purported owners, all of which shall occur at such time as Shares qualify as a class of ""publicly offered securities" within the meaning of the Plan Asset Regulations.

Annex A

THE COMPANIES (GUERNSEY) LAWS 1994 to 1996
as amended

COMPANY LIMITED BY SHARES

MEMORANDUM

and

ARTICLES OF ASSOCIATION

of

CARLYLE CAPITAL CORPORATION LIMITED

Registered this 29th day of August 2006

New Articles of Association adopted by Special Resolution dated 8th May 2007

CERTIFIED TRUE COPY

For and on behalf of
[illegible] Guernsey Limited

11 July 2007

CAREY OLSEN
7 New Street
St. Peter Port
Guernsey
GY1 4BZ
Tel: 01481 727272
Fax: 01481 711052

1041648/0001/G1463585v11

THE COMPANIES (GUERNSEY) LAWS 1994 to 1996
as amended

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

CARLYLE CAPITAL CORPORATION LIMITED

1. The name of the Company is **CARLYLE CAPITAL CORPORATION LIMITED.**

2. The Registered Office of the Company will be situate in Guernsey.

3. The objects for which the Company is established are:-

    (1) To act as an investment and holding company and to acquire and hold controlling and other interests in the share or loan capital of any company or companies and to acquire and hold interests of any kind in or provide any form of capital for any person, firm, association or enterprise and to co-ordinate the businesses and administration of any companies or businesses in which the Company is for the time being interested and to provide financial managerial and administrative advice, services and assistance for any company or business in which the Company is interested, and for any other company, person, firm, association or enterprise.

    (2) To form or assist in the formation of any company for the purpose of holding any stocks, shares, marketable securities or other assets, and whether or not preferred or deferred, based upon or representing the assets so held, and to act as managers of or assist in the management of any such company, whether formed by the Company or not and to issue, dispose of, hold, buy, sell or otherwise deal in the stocks, shares or securities of any such company whether formed by the Company or not.

    (3) To acquire and hold either for itself or as agent or nominee of any person, firm, company or corporation, and generally to sell, exchange, or otherwise dispose of, manage, develop, deal with and turn to account any shares, stocks, debenture stocks, units, securities, policies or assurance, book debts, claims, choses in action, lands, buildings, business concerns and undertakings, mortgages, charges annuities, patents and licences and any claims against any real and personal property or against any person or company.

    (4) To carry on business as a general commercial company.

(5) To carry on business anywhere as a trading trust finance agency and manufacturing company and generally to undertake all kinds of investment trading manufacturing and other operations.

(6) To act as trustees liquidators executors administrators managers general partners receivers fiduciaries directors secretaries officers attorneys or agents anywhere.

(7) To purchase or acquire for any estate or interest and hold use deal or trade in whether with a view to profit or not and by any means property and rights of all kinds real or personal movable or immovable legal or equitable and to hold any such property and rights in the name of the Company or its nominees and to exercise and enforce all rights and powers as owners and to develop any such property or rights.

(8) To prepare any property of the Company for building or other purposes and to construct alter demolish and improve buildings and lands and to enter into contracts and arrangements of any kind with any person and to undertake the management of property buildings and lands whether belonging to the Company or otherwise.

(9) To advance deposit or lend money securities and property to any person on any terms and to hire lease or sell goods of every description whether under hire purchase or on deferred payment or any terms.

(10) To borrow or raise money in any manner and to secure the repayment of any money borrowed raised or owing by assignment charge hypothecation pledge or mortgage on all or any of the property or rights of the Company present future vested or contingent including uncalled capital.

(11) To guarantee assure or become liable for or to indemnify against any loss damage or obligation of any person whether or not connected or associated in any manner with the Company (including without limitation any holding or subsidiary company of the Company and any subsidiary of any such holding company) and whether or not for direct or indirect consideration benefit or advantage and in connection with or support of such arrangements to assign charge hypothecate mortgage or pledge all or any of the undertaking and property of the Company (including uncalled capital) and to enter into any contracts or other transactions in relation to any such arrangements.

(12) To accept payment for any property right or undertaking sold or disposed of or dealt with by the Company either in cash or in shares or other securities whether with or without deferred or preferred rights or in debentures securities or mortgages or in any other manner.

(13) To issue and deposit any shares or securities which the Company may issue by way of charge hypothecation pledge or mortgage to secure any sum less than the nominal amount of such shares or securities and also by way of security for the performance of any obligations or liabilities of the Company or of any person whether or not the Company has an interest in such person or his business.

(14) To accumulate capital for any of the purposes of the Company and to appropriate any property or rights for specific purposes conditionally or unconditionally and to allow any person having dealings with the Company to share in the Company's profits or any other advantages or benefits.

(15) To pay all or any expenses incurred in connection with formation and promotion of the Company or to contract with any other person to pay the same and to pay commissions to brokers and others for underwriting placing selling or guaranteeing the subscription of any shares or securities of the Company or of any other entity promoted by the Company.

(16) To enter into arrangements with any state government or authority national local or otherwise and to obtain therefrom all rights concessions or privileges conducive to the Company's objects and to oppose the grant to any other person of similar rights concessions and privileges.

(17) To make gifts to any persons in such circumstances and whether of cash or other property or rights as may be considered directly or indirectly conducive to any of the Company's objects or otherwise expedient and in particular to remunerate any person introducing or doing business to or with the Company.

(18) To subscribe or guarantee money for charitable or benevolent objects and to aid in the establishment and support of associations for the benefit of persons at any time employed by or having dealings with the Company or the dependants or families of such persons and to establish and support associations institutions funds and trusts to benefit employees (including directors) and their respective dependants and families at any time and to grant pensions and allowances and to make payments towards insurances for the purpose of indemnifying the Company in respect of claims for any risks or accidents to any officers or employees of the Company whether in the course of their employment or not and to pay premiums on any such insurances including insurance against illness accident or death or for any other purpose.

(19) To draw make accept endorse issue discount and execute deeds agreements arrangements cheques promissory notes bills of exchange and lading warrants securities debentures and all other negotiable and transferable instruments or transactions whatsoever.

(20) To enter into any joint ventures or arrangements or agreements for sharing profits with any persons.

(21) To distribute in specie among the Members by way of dividend or bonus or on a return of capital any property or rights of the Company or any proceeds of sale.

(22) To effect insurances and reinsurances against risks of every description whether of the Company or any other person.

(23) To amalgamate with any other company whose objects are or include objects similar to those of the Company whether by sale or purchase (for full or partly paid shares or otherwise) of the undertaking or by sale or purchase (for full or partly paid shares or otherwise) of all or a controlling interest in the shares of the Company or any such other company or partnership or any arrangement in the nature of partnership or in any other manner.

(24) To procure the Company to be recognised or registered anywhere and to carry on all or any part of the Company's business anywhere whether or not the Company has established an office or is so recognised or registered and as principals agents contractors trustees nominees or otherwise and by or through such persons and either alone or in conjunction with others.

(25) To do all such other things as the Company may think incidental to or connected with any of the above objects or conducive to their attainment or otherwise likely in any respect to be advantageous to the Company.

And it is declared that the word "person" in this Memorandum (except in reference to the Company) shall include any individual, partnership or other body of persons whether incorporated or not and any government, state or authority and further that the objects specified in each paragraph shall be treated as independent and accordingly in no way limited or restricted by reference to or inference from any other paragraph or from the name of the Company and may be carried out as fully and construed as widely as if each paragraph

defined the objects of a separate and independent company.

4. The liability of the Members is limited to the amount (if any) for the time being unpaid on the shares held by each of them respectively.

5. The Share Capital of the Company is US$5,000,001 divided into 100 voting shares (""A" Shares") of US$0.01 each and 500,000,000[1] non-voting shares (""B" Shares") of US$0.01 each.

   (1) The Company has power to increase or reduce its share capital and to attach to any shares in the initial or increased or reduced capital any preferred, deferred, qualified or special rights, privileges and conditions or to subject the same to any restrictions or limitations and to consolidate or sub-divide all or any of its shares into shares of a larger or smaller denomination.

   (2) The rights for the time being attached to any shares in the initial capital and to any shares having preferred, deferred, qualified or special rights, privileges and conditions may be altered or dealt with in accordance with the Articles of Association.

6. The shares shall be paid for according to the terms of allotment or otherwise by calls as the Board shall think fit.

7. Shares in the capital of the Company may be issued in payment or part payment of the purchase consideration for any property purchased by the Company or in consideration of any services rendered to the Company by any person in assisting the Company to carry out any of its objects and for shares so issued no money payment shall be made or required save in so far as by the terms under which any of such shares may be issued a cash payment may be required.

8. The Signature of the Company shall be:-

   (1) **"CARLYLE CAPITAL CORPORATION LIMITED"** with the addition of the signature(s) of one or more person(s) authorised generally or specifically by the Board for such purpose, or

   (2) The Common Seal of the Company countersigned by such person(s) as the Board may at any time authorise in that behalf.

[1] Amended by ordinary resolution of the members of the Company, dated8th May 2007

THE COMPANIES (GUERNSEY) LAWS 1994 to 1996
as amended

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

CARLYLE CAPITAL CORPORATION LIMITED

INTERPRETATION

1. In these Articles the following words shall bear the following meanings if not inconsistent with the subject or context:-

Words	**Meanings**
"Affiliate"	When used with reference to a specified Person at a specified time, (a) any Person that, at such specified time, directly or indirectly through one (1) or more intermediaries, controls or is controlled by or is under common control with the specified person, (b) any Person who, at such specified time, is (i) an officer or director of a specified Person or (ii) a spouse or immediate family member of, or a trust, limited partnership, limited liability company, general partnership or other vehicle created by or established primarily for the benefit of, a specified Person or such Person's spouse or immediate family member, or (c) any Person that, at such specified time, directly or indirectly, is the beneficial owner of a majority of the voting ownership interests of the specified Person. For purposes of this definition, "control" means the power, through ownership of securities, contract or otherwise, to direct the policies of the applicable Person.
"Affiliated Institution"	Any institution which is affiliated with the Approved Operator for the purpose of trading on the Relevant Exchange.
"Approved Operator"	The official operator of the Uncertificated System.
"Articles"	These Articles of Association as now framed and at any time altered.

"At any time"	At any time or times and includes for the time being and from time to time.
"Board"	The Directors at any time or the Directors present at a duly convened meeting at which a quorum is present.
"Certificated"	A unit in Guernsey security which is not Uncertificated and reference to such security being held in certificated form should be construed accordingly.
"Charitable Beneficiary"	A charitable beneficiary as specified by the Board in accordance with Article 182.
"Code"	The U.S. Internal Revenue Code of 1986, as amended.
"Company"	Carlyle Capital Corporation Limited.
"Default"	A default as defined in Article 15.
"Default Notice"	A default notice as defined in Article 24.
"Default Shares"	Default shares as defined in Article 16.
"Dematerialised Instruction"	An instruction sent or received by means of the Uncertificated System.
"Direction Notice"	A direction notice as defined in Article 15.
"Director"	Includes alternate Director.
"Dividend"	Includes bonus.
"ERISA"	The U.S. Employee Retirement Income Security Act of 1974, as amended.
"ERISA Person"	Any Person that is, or is acting on behalf of, a Plan.
"Executors"	Includes Administrators.
"Group Companies"	Group companies as defined in Article 176.
"Independent Directors"	Directors who are independent of and not affiliated with Carlyle Investment Management L.L.C.
"Interested Party"	An interested party as defined in Article 12.
"Interests"	shares or any securities representing the right to receive shares as described in Article 179.
"Joint Deposit"	A joint deposit as defined in the WGE.
"Laws"	The Companies (Guernsey) Laws, 1994 to 1996 and the

	Companies (Enabling Provisions) (Guernsey) Law, 1996 in each case as amended extended or replaced and any Ordinance statutory instrument or regulation made thereunder.
"Liquidator"	Includes joint Liquidators.
"Member"	Includes registered holder of a share and vice versa and any person entitled on death disability or insolvency of a member.
"Memorandum"	The Memorandum of Association of the Company.
"Month"	Calendar Month.
"Office"	The registered office at any time of the Company.
"Participant"	A participant within the meaning of the WGE who is entitled to a Joint Deposit in respect of shares.
"Person"	shall mean any individual or entity, including a corporation, partnership, association, limited liability company, limited partnership, joint-stock company, trust, unincorporated association, sole proprietorship, government or governmental agency or authority.
"Plan"	an "employee benefit plan" (within the meaning of Section 3(3) of ERISA) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the Code, or an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement pursuant to ERISA or the Code.
"Plan Asset Regulations"	Section 3(42) of ERISA and the plan asset regulations of the U.S. Department of Labor, 29 C.F.R Sec. 2510.3-101.
"Prescribed Period"	14 days.
"Probate"	Includes Letters of Administration.
"Prospectus"	Any offering memorandum from time to time published by or on behalf of the Company relating to an offering of its shares.
"Proxy"	Includes attorney.
"Register"	The Register of Members kept pursuant to the Laws.
"Relevant Exchange"	Any stock exchange or market on which shares may be listed and/or traded.

"Seal"	The Common Seal of the Company.
"Secretary"	includes a temporary or assistant Secretary and any Person appointed by the Board to perform any of the duties of Secretary.
"Share"	A share in the capital of the Company from time to time.
"Shares-in-Trust"	Shares-in Trust as defined in Article 179.
"Trust"	A trust as described in Article 182.
"Trustee"	A trustee as described in Article 182.
"Uncertificated"	A unit of a Guernsey security, title to which is recorded on the relevant register of securities as being held in uncertificated form and title to which may be transferred by means of any Uncertificated System.
"Uncertificated System"	a transfer, settlement and clearing system for securities approved by the Directors.
"U.S. Investment Company Act"	The United States Investment Company Act of 1940, as amended.
"U.S. Person"	has the meaning set forth in Regulation S of the U.S. Securities Act;
"U.S. Securities Act"	The United States Securities Act of 1933, as amended.
"WGE"	The Dutch Securities Book-Entry Transfer Act (Wet Giraal Effectenverkeer).

Any reference to a share shall, where the Board has resolved to allot and issue fractions of shares, include such fractions.

The singular includes the plural and vice versa.

The masculine includes the feminine.

Expressions referring to writing include any mode of representing or reproducing words.

Subject to the above any words defined in the Laws shall if not inconsistent with the subject or context bear the same meaning in these Articles.

BUSINESS

2. Any branch or kind of business which by the Memorandum or by these Articles is either expressly or impliedly authorised to be undertaken may be undertaken or suspended at any time by the Board whether commenced or not.

SHARES

3.

(1) The authorised share capital of the Company at the date of adoption of these Articles is US$5,000,001 divided into 100 voting shares of US$0.01 each (""A" Shares") and 500,000,000 non-voting shares of US$0.01 each (""B" Shares"). The respective rights attaching to the "A" Shares and the "B" Shares are as follows:-

(a) As regards income: the "B" Shares shall confer on the holders thereof the right to receive such dividends (if any) as the Company may determine to distribute out of the profits of the Company to the holders of such shares according to the amounts paid up thereon. The "A" Shares shall confer on the holders thereof no right to receive such dividends.

(b) As regards capital: on a return of assets on liquidation or otherwise, the assets of the Company to be returned shall be applied rateably in repaying to the holders of the "A" Shares and the "B" Shares the amounts paid up on such shares and any balance of such assets shall belong to and be distributed among the holders of the "B" Shares in proportion to the number of the "B" Shares held by them respectively.

(c) As regards notice of, attendance at and voting at meetings of the Company:

on a show of hands every holder of "A" Shares present in person shall have one vote and on a poll every such holder present in person or by proxy shall have one vote for each "A" Share. Subject to Article 75, the holders of the "B" Shares shall not have any right to receive notice of, attend at or vote at any meetings of the Company unless otherwise determined by the Directors from time to time in which event on a show of hands every holder of "B" Shares present in person shall have one vote and on a poll every such holder present in person or by proxy shall have one vote for each "B" Share.

(2) Save as set out in these Articles or as otherwise provided by the terms of their issue all shares in the capital of the Company shall rank equally in all respects.

(3) Subject to the foregoing and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares any share in the Company may be issued with such preferred, deferred or other special rights or restrictions whether as to dividend, voting, return of capital or otherwise as the Company at any time by ordinary resolution may determine and subject to and in default of such determination as the Board may determine.

(4) Subject to the requirements or limitations prescribed by any Uncertificated System, the Board may issue fractions of "A" Shares and/or "B" Shares, and, if so issued, a fraction of an "A" Share or a "B" Share, as applicable, shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contribution, calls or otherwise howsoever), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing generality, voting and participation rights) and other attributes of a whole "A" Share or "B" Share, as applicable. If more than one fraction of an "A" Share and/or a "B" Share is issued or acquired by the same holder pursuant to this sub-paragraph (4), such fractions of "A" Shares or "B" Shares, as applicable, shall be accumulated.

4. Subject to the provisions of the Laws:-

(1) any preference shares may with the sanction either of the Board or an ordinary resolution be issued on terms that they are or at the option of the Company or the holder are liable to be redeemed on such terms and in such manner as the Company before the issue may by ordinary resolution determine and subject to and in default of such determination as the Board may determine;

(2) the Company may, subject to the provisions of the Laws and subject to the relevant laws and rules of the Relevant Exchange, the Approved Operator, or the relevant jurisdiction in which the Relevant Exchange or the Approved Operator is located, purchase any of its own shares whether or not they are redeemable and may pay in respect of such purchase otherwise than out of its distributable profits or the proceeds of fresh issue of shares;

(3) the Company and any of its subsidiary companies may give financial assistance directly or indirectly for the purpose of or in connection with the acquisition of shares in the Company or in connection with reducing or discharging any liability incurred in connection with the purchase of shares in the Company;

(4) the Company may convert all or any of its fully paid shares the nominal amount of which is expressed in a particular currency into fully paid shares of a nominal amount of a different currency, the conversion being effected at the rate of exchange (calculated to not less than three significant figures) current on the date of the resolution or on such other date as may be specified therein.

5. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (unless otherwise expressly provided by the terms of issue of the shares of that class) be deemed to be varied by the creation or issue of further shares ranking pari passu therewith nor by any amendments required to be made to these Articles in order to obtain a listing for any shares in the capital of the Company on any stock exchange.

6. In default of any ordinary resolution by the Company the unissued shares shall be at the disposal of the Board which may allot grant options over or otherwise dispose of them to such Persons on such terms and conditions and at such times as the Board determines but so that no share shall be issued at a discount except in accordance with the Laws and so that the amount payable on application on each share shall be fixed by the Board.

7. The Company may pay commission in money or shares to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares in the Company or procuring or agreeing to procure subscriptions whether absolute or conditional for any shares in the Company provided that the rate or amount of commission shall be fixed by the Board and disclosed in accordance with the Laws. The Company may also pay brokerages.

8. Except as ordered by a court of competent jurisdiction or as required by law or as required by the WGE or any other applicable law relating to book entry systems for securities, the Company shall not be affected or bound by or be compelled in any way to recognise (even when having notice) any equitable contingent future or partial interest in any share or fraction or (except only as by these Articles or by law otherwise provided) any other rights in respect of any share except an absolute right to the entirety in the registered holder and whether or not such share shall be entered in the Register as held in trust nor shall the Company be bound to see to the execution of any trust to which any share may be subject.

9. For the purposes of Section 29 of the Companies Law, the minimum subscription shall be 2 shares.

10. The Company may, pursuant to a resolution of the Board, make the delivery of shares, within the meaning of Article 26 of the WGE, impossible. The resolution to this effect cannot be invoked against a Member any sooner than six months after the publication of the resolution in at least one national daily newspaper in the Netherlands, and in the Daily Official List (Officiele Prijscourant) of Euronext Amsterdam N.V. The Company may revoke any such resolution by means of a resolution of the Board. In such a case, a delivery as meant under Article 26 of the WGE shall be possible from the day following the day of publication of such a resolution in at least one national daily newspaper in the Netherlands, and in the Daily Official List (Officiele Prijscourant) of Euronext Amsterdam N.V.

11. Where these Articles impose an obligation on a Member, in the case of an Approved Operator or an Affiliated Institution, any such Article shall not apply to the Approved Operator and the Affiliated Institutions as meant within the WGE but shall instead apply to the relevant Participant.

POWER TO REQUIRE DISCLOSURE OF BENEFICIAL INTEREST

12. The Board shall have power by notice in writing to require any Member to disclose to the Company the identity of any Person other than the Member (such other Person, an "Interested Party") who has or appears to have, any interest in the shares held by the Member and the nature of such interest.

13. Any such notice shall require any information in response to such notice to be given in writing within the Prescribed Period.

14. The Company shall maintain a register of Interested Parties to which the provisions of Sections 55 and 58 of the Companies Law shall apply mutatis mutandis as if the register of Interested Parties was the Register of Members and whenever in pursuance of a requirement imposed on a Member as aforesaid, the Company is informed of an Interested Party, the identity of the Interested Party and the nature of the interest shall be promptly inscribed therein together with the date of the request.

15. If any Member has been duly served with a notice given by the Board in accordance with Article 12 and is in default for more than 14 days after the end of the Prescribed Period in supplying to the Company the information thereby required, or in purported compliance with such notice has made a statement which is false or inadequate on a material particular (in either case, the "Default"), then the Board may in its absolute discretion at any time thereafter serve a notice (a "Direction Notice") upon such Member.

16. A Direction Notice shall direct that, in respect of any shares in relation to which the Default occurred (all or the relevant number as appropriate of such shares being the "Default Shares"), the Member shall not (if applicable) be entitled to attend or vote (either personally or by proxy) at a general meeting or meeting of the holders of any class of shares of the Company or to exercise any other right conferred by membership in relation to meetings of the Company or of the holders of any class of shares of the Company.

17. Where the Default Shares represent at least 0.25% of the class of shares concerned, the Direction Notice shall additionally direct that in respect of the Default Shares:-

(1) any dividend or part thereof or other monies which would otherwise be payable on or in respect of such shares shall be retained by the Company without any liability to pay interest thereon when such money is finally paid to the Member and the relevant Member shall not be entitled to receive shares in lieu of dividend;

(2) no transfer other than an approved transfer (as set out in Article 21(2)) of the Default Shares held by such Member shall be registered.

The Company shall send to each other Person appearing to be an Interested Party in respect of the Default Shares subject to such Direction Notice a copy of the Direction Notice, but failure or omission by the Company to do so shall not invalidate such notice.

18. If shares are issued to a Member as a result of that Member holding Default Shares in respect of which the Member is for the time being subject to particular restrictions, the new shares shall on issue become subject to the same restrictions as such Default Shares.

19. Any Direction Notice shall have effect in accordance with its terms for as long as the Default in respect of which the Direction Notice was issued continues but shall cease to have effect in relation to any shares which are transferred by such Member by means of an approved transfer as set out in Article 21(2). As soon as practicable after the Direction Notice has ceased to have effect (and in any event within 7 days thereafter) the Board shall procure that the restrictions imposed by Articles 16 and 18 above shall be removed and that dividends withheld pursuant to Article 17 above are paid to the relevant Member.

20. For the purpose of enforcing the restrictions referred to in Article 17(2), the Directors may give notice to the relevant Member requiring the Member to change any Default Shares held in Uncertificated form to Certificated form by the time stated in the notice. The notice may also state that the Member may not change any of the Default Shares held in Certificated form to Uncertificated form. If the Member does not comply with the notice, the Directors may authorise any Person to instruct the Approved Operator of the relevant Uncertificated System to change the Default Shares held in Uncertificated form to certificated form.

21. For the purpose of these Articles:-

(1) a Person shall be treated as an Interested Party in relation to any shares if the Member holding such shares has given to the Company a notification which either (a) names such Person as being so interested or (b) fails to establish the identities of those Interested Parties in relation to the shares and (after taking into account the said notification and any other relevant notification) the Company knows or has reasonable cause to believe that the Person in question is or may be interested in the shares;

(2) a transfer of Default Shares is an approved transfer if but only if:-

(a) it is a transfer of shares to an offeror by way or in pursuance of acceptance of a public offer made to acquire all the issued shares in the capital of the Company not already owned by the offeror or connected Person of the offeror in respect of the Company; or

(b) the Directors are satisfied that the transfer is a bone fide transfer made pursuant to a sale of the whole of the beneficial ownership of the shares to a party unconnected with the Member and with other Persons appearing to be an Interested Party in relation to such shares; or

(c) the transfer results from a sale made through any stock exchange on which the Company's shares are listed or normally traded.

22. Any Member who has given notice of an Interested Party in accordance with Article 12 who subsequently ceases to be an Interested Party in relation to such Member's shares or has any other Person interested in his shares shall notify the Company in writing of the cessation or change in such interest and the Directors shall promptly amend the register of Interested Parties accordingly.

23. For the purpose of Articles 12 to 23 inclusive, the Directors shall have the power to require any holder of Default Shares to sell or transfer his Default Shares to a Person qualified to own the same within thirty days by serving a notice (a "Default Notice") and within such thirty days of being served a Default Notice to provide the Directors with satisfactory evidence of such sale or transfer. If any Person upon whom such Default Notice is served pursuant to this Article does not within thirty days after such Default Notice transfer his Default Shares to a Person qualified to own the same or establish to the satisfaction of the Directors (whose judgment shall be final and binding) that he is qualified and entitled to own the shares he shall be deemed upon the expiration of such thirty days to have forfeited his shares and the Directors shall be empowered at their discretion to follow the procedure pursuant to Articles 38 to 46.

CERTIFICATES

24.

(1) Subject to the Laws, the Board may issue shares as Certificated shares or as Uncertificated shares in its absolute discretion. Subject to this Article 24(1), the Company shall issue:-

(a) without payment one certificate to each Person for all his shares of each class and when part only of the shares comprised in a certificate is sold or transferred to a balance certificate; or

(b) upon payment of such sum as the Board may determine several certificates each for one or more shares of any class.

(2) Every such certificate shall be issued within one month after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) and shall specify the shares to which it relates and the amount paid up and the distinguishing numbers (if any).

(3) All forms of certificate for shares or debentures or representing any other form of security (other than letters of allotment scrip certificates and other like documents) shall be issued and may if determined by the Board be issued under the Seal of the Company and shall be signed autographically unless there shall be in force a resolution of the Board adopting some method of mechanical signature in which event the signatures (if authorised by such resolution) may be effected by the method so adopted.

25. In respect of a share held jointly in Certificated form the Company shall not be bound to issue more than one certificate and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all such holders.

26. If a share certificate be defaced lost or destroyed it may be renewed on payment of such fee and on such terms (if any) as to evidence and indemnity and the payment of expenses as the Board thinks fit.

27. Shares of any class may be traded through an Uncertificated System and held in Uncertificated form in accordance with such arrangements as may from time to time be permitted by any statute, regulation, order, instrument or rule in force applicable to the Company. Amendments to these Articles which may be necessary or expedient for this purpose may be made by special resolution but will not be deemed to vary the rights of any class of shares.

28. The Company shall keep the Register at the Office in accordance with the Laws. If some or all of a class of shares are held in an Uncertificated System, the Approved Operator shall be entered into the Register as the shareholder of the relevant shares. The Register may be closed during such periods as the Board think fit not exceeding in total 30 days in any year.

29. The Company shall not be bound to register more than 4 Persons as the joint holders of any share or shares. In the case of a share held jointly by several Persons in Certificated form the Company shall not be bound to issue more than one certificate therefor and delivery of a certificate to one of the joint holders shall be sufficient delivery to all.

LIEN

30. The Company shall have a first and paramount lien (extending to all dividends payable) on all shares (not being fully paid) for all moneys whether presently payable or not called or payable at a fixed time in respect of those shares and for all the debts and liabilities of the holder to the Company and that whether the same shall have been incurred before or after notice to the Company of any equitable or other interest of any Person (other than such holder) and whether the time for payment or discharge shall have arrived or not and notwithstanding that the same are joint debts or liabilities of such holder and any other Person (whether a Member of the Company or not) provided that any shares held in an Uncertificated System must be fully paid up.

31. The Company may sell as the Board thinks fit any shares on which the Company has a lien but no sale shall be made unless a sum in respect of which the lien exists is presently payable nor until after a notice in writing demanding payment has been given to the holder of the shares.

32. To give effect to any sale the Board may authorise some Person to transfer the shares sold to the purchaser who shall be registered as the holder of the shares comprised in any such transfer and who shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings.

CALLS ON SHARES

33. The Board may at any time make calls upon the Members in respect of any moneys unpaid on their shares (whether on account of the nominal value or by way of premium and not by the conditions of allotment made payable at fixed times) and each Member shall pay to the Company at the time and place appointed the amount called. A call may be revoked or postponed.

34. Joint holders shall be jointly and severally liable to pay calls.

35. If a sum called in respect of a share is not paid before or on the day appointed the Person from whom the sum is due shall pay interest from the day appointed to the time of actual payment at such rate as the Board may determine.

36. Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable and in the case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses forfeiture or otherwise shall apply as if such sum had become payable by virtue of a call duly made and notified.

37. The Board may on an issue of shares differentiate between holders as to amount of calls and times of payment.

FORFEITURE AND SURRENDER OF SHARES

38. If a Member fails to pay any call or instalment on the day appointed the Board may at any time during such period as any part remains unpaid serve notice requiring payment of so much of the call or instalment as is unpaid together with any interest which may have accrued and any expenses which may have been incurred by the Company by reason of non-payment.

39. The notice shall state a further day on or before which the payment required by the notice is to be made and the place where the payment is to be made and that in the event of non-payment the shares in respect of which the call was made or instalment is payable will be liable to be forfeited. If the requirements of any such notice are not complied with any share in respect of which the notice has been given may at any time before payment has been made be forfeited by a resolution of the Board to that effect. Such forfeiture shall include all dividends declared in respect of the forfeited share and not actually paid before the forfeiture.

40. Notice of forfeiture shall forthwith be given to the former holder and an entry of such notice and forfeiture shall forthwith be made and dated in the Register opposite the entry of the share: but no forfeiture shall be in any manner invalidated by any omission or neglect to give notice or to make entry.

41. A forfeited share shall be deemed to be the property of the Company and may be sold re-allotted or otherwise disposed of on such terms as the Board shall think fit with or without all or any part of the amount previously paid on the share being credited as paid and at any time before a sale or disposition the forfeiture may be cancelled.

42. A Person whose shares have been forfeited shall cease to be a Member in respect of those shares but shall nevertheless remain liable to pay to the Company all moneys which at the date of forfeiture were payable in respect of the shares with interest at such rate as the Board may determine. The Board may enforce payment without any allowance for the value of the shares at the time of forfeiture.

43. The forfeiture of a share shall extinguish all interest in and all claims and demands against the Company in respect of the share and all other rights and liabilities incidental to the share as between the holder and the Company.

44. The Board may accept from any Member on such terms as shall be agreed a surrender of any shares in respect of which there is a liability for calls. Any surrendered share may be disposed of in the same manner as a forfeited share.

45. A declaration in writing by a Director or the Secretary that a share has been duly forfeited or surrendered on the date stated in the declaration shall be conclusive evidence of the facts therein as against all Persons claiming to be entitled to the shares.

46. The Company may receive the consideration given for any share on any sale or disposition and may execute a transfer of the share in favour of the Person to whom the same is sold or disposed of and he shall thereupon be registered as the holder and shall not be bound to see to the application of the purchase money nor shall his title be affected by any irregularity or invalidity in forfeiture sale re-allotment or disposal.

TRANSFER AND TRANSMISSION OF SHARES

47. (a)

The term **"transfer,"** when used in these Articles with respect to a share, shall be deemed to refer to a transaction by which the holder of an interest in such share assigns all or a portion of its interest in such share to another Person, and includes a sale, assignment, gift, exchange or any other disposition by law or otherwise of the relevant interest, including any transfer by pledge, encumbrance, hypothecation or mortgage.

(b) Any transfer or purported transfer of a share not made in accordance with these Articles shall be voidable.

(c) Subject to such of the restrictions of these Articles as may be applicable:

(1) any Member may transfer all or any of his Uncertificated shares by means of an Uncertificated System authorised by the Board in such manner provided for, and subject as provided, in any regulations issued for this purpose under the Laws or such as may otherwise from time to time be adopted by the Board on behalf of the Company and the rules of the relevant Uncertificated System and accordingly no provision of these Articles shall apply in respect of an Uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the shares to be transferred;

(2) any Member may transfer all or any of his Certificated shares by an instrument of transfer in any usual form or in any other form which the Board may approve; and

(3) an instrument of transfer of a Certificated share shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. An instrument of transfer of a Certificated share need not be under seal.

48. Every instrument of transfer of a Certificated share shall be left at the Office or such other place as the Board may prescribe with the certificate of every share to be transferred and such other evidence as the Board may reasonably require to prove the title of the transferor or his right to transfer the shares; and the transfer and certificate (if any) shall remain in the custody of the Board but shall be at all reasonable times produced at the request and expense of the transferor or transferee or their respective representatives. A new certificate shall be delivered free of charge to the transferee after the transfer is completed and registered on his application and when necessary a balance certificate shall be delivered if required by him in writing.

49. The Board may, in its absolute discretion and without giving a reason, refuse to register a purported transfer of any share in Certificated form or Uncertificated form (subject to Article 51 below) which is not fully paid or on which the Company has a lien or which appears to the Directors would result in a contravention of any determination made under Articles 12 to 23 provided, in the case of a listed share, that this would not prevent dealings in the share from taking place on an open and proper basis on a Relevant Exchange. In addition, subject to Article 51 below, the Directors may refuse to register a purported transfer of shares which is prohibited by Articles 12 to 23 and may also refuse to register a purported transfer of shares unless:-

(1) it is in respect of only one class of shares;

(2) it is in favour of a single transferee or not more than 4 joint transferees; and

(3) it is delivered for registration to the Office or such other place as the Board may decide, accompanied by the certificate for the shares to which it relates and such other evidence as the Board may reasonably require to prove title of the transferor and the due execution by him of the transfer or, if the transfer is executed by some other Person on his behalf, the authority of that Person to do so.

50. Notwithstanding the other provisions of these Articles, unless determined otherwise by the Board, the Board shall decline to register any purported transfer of shares:

(1) which would terminate the existence or qualification of the Company under the laws of the jurisdiction of formation;

(2) to a Plan investor or ERISA Person or which would result in shares being beneficially owned by a Plan;

(3) which has been or would be in violation of applicable securities laws or rules and regulations of the U.S. Securities and Exchange Commission, any U.S. state securities commission or any other governmental authority with jurisdiction over such transfer;

(4) to a Person to whom the transfer of shares or whose ownership holding of any shares would require registration of the Company as an "investment company" under the U.S. Investment Company Act; or

(5) to a Person which would result in legal, pecuniary, regulatory, tax or material administrative disadvantage to the Company or the Members.

Shares may not be transferred to any U.S. Person except in the restricted circumstances as described below. The Company has the power of compulsory redemption and transfer over any interest the transfer of which is contemplated to a U.S. Person that is not a Qualified Purchaser (which term shall have the meaning given thereto in the U.S. Investment Company Act), as set forth in Article 58 and 59. Shares have not been and will not be registered under the U.S. Securities Act or with any securities regulatory authority of any State or other jurisdiction of the United States. The Company is not, and will not be, registered under the U.S. Investment Company Act. Accordingly, shares may not be offered, sold, transferred or delivered, directly or indirectly, in the United States or to, or for the account or benefit of, a U.S. Person at any time without the prior consent of the Company, which consent will not in any case be granted if, as the result thereof, the Company is required to register pursuant to the U.S. Investment Company Act or the transfer would be in breach of applicable United States federal or state securities laws.

51. The Board may only decline to register a purported transfer of an Uncertificated share in the circumstances set out in these Articles, the regulations issued for this purpose under the Laws and the listing rules made by the Relevant Exchange and the Approved Operator's rules, or as otherwise required by applicable law, rule or regulation. The Company shall have power to implement such arrangements as it may, in its sole discretion, determine fit in order for any class of shares to be admitted to settlement by means of any clearing system.

52. If the Board refuses to register the purported transfer of a share it shall, within 2 months after the date on which the purported transfer was lodged with the Company, send notice of the refusal to the purported transferee.

53. The registration of transfers may be suspended at such times and for such periods (not exceeding 30 days in any one year) as the Board may decide and either generally or in respect of a particular class of share except that, in respect of any shares which are participating shares held in an Uncertificated System, the Register shall not be closed without the consent of the Approved Operator.

54. No fee shall be payable to the Company in respect of the registration of any transfer, probate, letters of administration, certificate of marriage or death, power of attorney, instruction or other document relating to or affecting the title to any shares.

55. On the death of a Member, the survivors, where the deceased was a joint holder, or the executor or administrator of the deceased, where he was a sole holder, shall be the only Persons recognised by the Company as having any title to or interest in his shares; but nothing herein shall release the estate of a deceased joint holder from any liability in respect of any share jointly held.

56. A Person so becoming entitled to a share in consequence of the death, bankruptcy or incapacity of a Member or otherwise by operation of law (subject as hereinafter provided), upon supplying to the Company such evidence as the Directors may reasonably require to show his title to the share, shall have the right to receive and may give a discharge for all dividends and other money payable or other advantages due on or in respect of the share, but he shall not be entitled to receive notice of or to attend or vote at meetings of the Company, or save as aforesaid, to any of the rights or privileges of a Member unless and until he shall be registered as a Member in respect of the share PROVIDED ALWAYS that the Board may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the share and if the notice is not complied with within 90 days the Board may thereafter withhold all dividends or other monies payable or other advantages due in respect of the share until the requirements of the notice have been complied with.

57. Other than in respect of circumstances described in Articles 58, 59 andArticles 178 to 191, if it shall come to the notice of the Company that any shares are owned directly or beneficially by:

(1) any Person in breach of any law or requirement of any jurisdiction or governmental or regulatory authority or by virtue of which such Person is not qualified to hold such shares; or

(2) any Person or Persons in any circumstances (whether directly or indirectly affecting such Person and whether taken alone or in conjunction with any other Person or Persons, connected or not, or any other circumstances appearing to the Company to be relevant) which will or may result in the Company incurring any liability to taxation or suffering any legal, pecuniary, regulatory, tax or material administrative disadvantage which the Company might not otherwise have incurred or suffered:

the Company may give notice to such Person requiring him to sell or transfer his shares to a Person qualified to own the same within thirty days and within such thirty days to provide the Company with satisfactory evidence of such sale or transfer. If any Person upon whom such a notice is served pursuant to this Article 57 does not within thirty days after such notice transfer his shares to a Person qualified to own the same or establish to the satisfaction of the Company (whose judgment shall be final and binding) that he is qualified and entitled to own the shares he shall be deemed upon the expiration of such thirty days to have forfeited his shares and the Company shall be empowered at their discretion to follow the procedure pursuant to Articles 39 to43.

RESTRICTIONS ON TRANSFER OF SHARES

58. Any purported acquisition or holding of a share that requires the Company to become registered as an "investment company" under the U.S. Investment Company Act shall be voidable. If U.S. legal counsel to the Company or to a shareholder (or such other Person as may reasonably be acceptable to the Company) advises the Company that there is a material likelihood that a transferee who is a U.S. Person is not a Qualified Purchaser (which term shall have the meaning given thereto in the U.S. Investment Company Act) or would otherwise, in the opinion of such legal counsel or other Person, be integrated with the Company for purposes of the U.S. Investment Company Act to cause the Company to be required to register as an "investment company" pursuant to the U.S. Investment Company Act, then the Company shall refuse to recognise and shall not permit the transfer of such share.

59. If, in the reasonable opinion of the Company, any holder of shares that is a U.S. Person was not a Qualified Purchaser (which term shall have the meaning given thereto in the U.S. Investment Company Act) when it acquired its shares, then the Company may require that the shareholder transfer its shares immediately to (1) a non-U.S. Person in an offshore transaction pursuant to Regulation S under the U.S. Securities Act or (2) to a Person (A) that is within the United States or that is a U.S. Person and (B) which is a Qualified Purchaser (which term shall have the meaning given thereto in the U.S. Investment Company Act) and makes such representations as the Company shall require. Pending such transfer, with respect to such shareholder, the Company may, in its sole discretion, suspend the exercise of any consent rights, any rights to receive notice of, or attend, a meeting of the Company and any rights to receive distributions with respect to its shares. If the obligation to transfer is not met within the time period determined by the Company, the Company may, in its sole discretion, transfer the shares to (1) a non-U.S. person in an offshore transaction pursuant to Regulation S under the U.S. Securities Act or (2) a Person that is in the United States or a U.S. Person and which is a Qualified Purchaser (which term shall have the meaning given thereto in the U.S. Investment Company Act) and, if such shares are sold, the Company shall distribute the net proceeds to such former shareholder.

60. Shares and any securities representing the right to receive shares shall not be transferred if such transfer would result in (A) all or any portion of the assets of the Company becoming or being deemed to be "plan assets" (pursuant to the Plan Asset Regulations) of any existing or contemplated Member or be subject to the provisions of ERISA, Section 4975 of the Code, or (B) the Board becoming or being deemed to be a fiduciary with respect to any existing or contemplated Member pursuant to ERISA.

ALTERATION OF CAPITAL

61. The Company at any time may by ordinary resolution increase the share capital by such sum to be divided into shares of such amount as the resolution shall prescribe.

62. Any new shares shall be of such class and amount and have such preference or priority as regards dividends or in the distribution of assets or as to voting or otherwise over any other shares of any class whether then issued or not or be subject to such stipulations deferring them to any other shares with regard to dividends or in the distribution of the assets as the Board may determine.

63. The Company before the issue of any new shares may ordinarily resolve that all or some of them shall be offered to the Members in proportion to their existing shares at such price as the Company or the Board may fix and such offer shall be made by notice specifying the number of shares to which the Member is entitled and limiting a time within which the offer if not accepted will be deemed to be declined; and after the expiration of such period or on the receipt of an intimation from the Member that he declines the Board may offer the same on similar terms to such of the other shareholders as they may select including the Directors or dispose of them in such manner as they think fit. For the purpose of giving effect to this Article the Board shall be entitled to disregard fractions. In the absence of any determination or so far as the same shall not extend new shares may be dealt with as if they formed part of the original capital and shall be subject to these Articles.

64. The Company may by ordinary resolution:-

(1) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(2) subdivide all or any of its shares into shares of smaller amount than is fixed by the Memorandum so however that in subdivision the proportion between the amount paid and the amount if any unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived and so that the resolution whereby any share is subdivided may determine that as between the holders of the shares resulting from subdivision one or more of the shares may have such preferred deferred or other rights over the others as the Company has power to attach to unissued or new shares;

(3) cancel any shares which have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the shares so cancelled.

65. The Board on any consolidation of shares may deal with fractions of shares in any manner.

66. The Company may by special resolution reduce its share capital any capital redemption reserve fund or any share premium account in any manner and with and subject to any incident authorised and consent required by the Laws.

GENERAL MEETINGS

67. The first general meeting of the Company shall be held within such time as may be required by the Laws and thereafter general meetings shall be held once at least in each subsequent calendar year, each an "annual general meeting". Other meetings of the Company shall be called extraordinary general meetings. General meetings may be held in Guernsey or elsewhere at the discretion of the Directors.

68. A Member participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting at which a quorum is present shall be treated as having attended that meeting provided that the Members present at the meeting can hear and speak to the participating Member.

69. A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Members participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the Chairman is present unless the Members resolve otherwise.

70. Any general meeting convened by the Board unless its time shall have been fixed by the Company in general meeting or unless convened in pursuance of a requisition may be postponed by the Board by notice in writing and the meeting shall subject to any further postponement or adjournment be held at the postponed date for the purpose of transacting the business covered by the original notice.

71. The Board may whenever it thinks fit and shall on the requisition in writing of one or more holders entitled to receive notice of, attend and vote at meetings of the Company representing not less than one-tenth of the issued share capital of the Company upon which all calls or other sums then due have been paid forthwith proceed to convene an extraordinary general meeting.

72. The requisition shall be dated and shall state the object of the meeting and shall be signed by the requisitionists and deposited at the Office and may consist of several documents in like form each signed by one or more of the requisitionists.

73. If the Board does not proceed to cause a meeting to be held within twenty-one days from the date of the requisition being so deposited the requisitionists or a majority of them in value may themselves convene the meeting.

74. Any meeting convened by requisitionists shall be convened in the same manner (as nearly as possible) as that in which meetings are convened by the Board.

NOTICE OF GENERAL MEETINGS

75. Not less than fifteen days' notice specifying the time and place of any general meeting and specifying also in the case of any special business the general nature of the business to be transacted shall be given by notice sent by post by the Secretary or other Officer of the Company or any other Person appointed in that capacity by the Board to such Members as are entitled to receive notices (which shall be all Members in the case of annual general meetings of the Company and holders of "A" Shares only in the case of all other general meetings) provided that, with the consent in writing of all the Members entitled to attend and vote at such meeting, a meeting may be convened by a shorter notice or at no notice and in any manner they think fit. In every notice there shall appear a statement that a Member entitled to attend and vote at such meeting is entitled to appoint one or more proxies to attend and vote instead of him and that a proxy need not be a Member.

76. The accidental omission to give notice of any meeting to or the non-receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

PROCEEDINGS AT GENERAL MEETINGS

77. The ordinary business of an ordinary general meeting shall be to receive and consider the income statement and the balance sheet of the Company and the reports of the Directors and the Auditors, to elect Directors and appoint Auditors in the place of those retiring, to fix the remuneration of the Directors and Auditors, to sanction or declare dividends and to transact any other ordinary business which ought to be transacted at such meeting. All other business shall be deemed special and shall be subject to notice as hereinbefore provided.

78. The quorum for a general meeting shall be two Members entitled to vote present in person or by proxy.

79. If within half an hour after the time appointed for the meeting a quorum is not present the meeting if convened by or upon a requisition shall be dissolved. If otherwise convened it shall stand adjourned for fourteen days at the same time and place and no notice of adjournment need be given.

80. The Members present in person or by proxy and entitled to vote shall choose one of their own number to be the Chairman.

81. The Chairman may with the consent of any meeting at which a quorum is present and shall if so directed by the meeting adjourn the meeting at any time and to any place but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for thirty days or more notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

82. At any meeting a resolution put to the vote shall be decided by a show of hands of Members entitled to vote or by a poll of Members entitled to vote at the option of the Chairman. Nevertheless before or on the declaration of the result a poll may be demanded:-

(1) by the Chairman; or

(2) by one Member present in person or by proxy provided he represents at least one-tenth of the subscribed capital; or

(3) by two Members present in person or by proxy.

The demand for a poll may be withdrawn.

Unless a poll be demanded a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously or by a particular majority or lost and an entry to that effect in the minute book shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded.

83. A poll if demanded shall be taken at the meeting at which the same is demanded or at such other time and place as the Chairman shall direct and the result shall be deemed the resolution of the meeting.

84. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.

85. If a poll shall be duly demanded on the election of a Chairman or on any question of adjournment it shall be taken at once.

86. In case of an equality of votes on a poll the Chairman shall have a second or casting vote.

VOTES OF MEMBERS

87.

(1) On a show of hands every Member entitled to vote present in person or by proxy shall have one vote.

(2) On a poll every Member entitled to vote present in person or by proxy shall have one vote for each share held by him subject to any special voting powers or restrictions.

88. Where there are joint registered holders of any share such Persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether in person or by proxy in their name. In default of such election the Person whose name stands first on the Register shall alone be entitled to vote. Where there are joint Participants in respect of any share with voting rights such Persons shall not have the right of voting individually in respect of such share but shall elect one of their number to represent them and to vote whether in person or by proxy in their name. In default of such election the Participant whose interest is first notified to the Company shall alone be entitled to vote.

89. Any Member being incapable or of unsound mind may vote by his curator or other legal guardian. Any of such Persons may vote either personally or by proxy.

90. On a poll votes may be given either personally or by proxy and a Member entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way. A proxy need not be a Member. An instrument of proxy may be valid for one or more meetings.

91. No Member shall be entitled to be present or take part in any proceedings or vote either personally or by proxy at any meeting unless all calls due from him have been paid. No Member shall be entitled to vote in respect of any shares that he has acquired by purchase for pecuniary consideration unless he has been registered as their holder.

92. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered and every vote not disallowed shall be valid for all purposes. Any objection made in due time shall be referred to the Chairman whose decision shall be final and binding.

93. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation under the hand of an officer or attorney duly authorised.

94. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or if the appointor is a corporation under its common seal or under the hand of an officer or attorney duly authorised provided always that in the case of shares registered in the name of an Approved Operator or its Affiliated Institution, a Participant may submit a written declaration from the Approved Operator or its Affiliated Institution which shall constitute an instruction appointing a proxy from the relevant registered shareholder confirming that the number of shares mentioned in each written declaration form part of a Joint Deposit and that the Person mentioned in the declaration is a Participant for the number of shares mentioned in the Joint Deposit and shall be entitled to exercise voting rights as a proxy in respect of such shares at the relevant general meeting provided further that such Participant shall be entitled to delegate their proxy to a third party by delivering such form of proxy executed in writing.

95. The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Office not less than 48 hours before the time for holding the meeting or adjourned meeting at which the Person named in the instrument proposes to vote or in the case of a poll not less than 24 hours before the time appointed for the taking of the poll and in default unless the Board directs otherwise the instrument of proxy shall not be treated as valid.

96. The instrument appointing a proxy may be in any form which the Board may approve and may include an instruction by the appointor to the proxy either to vote for or against any resolution to be put to the meeting.

97. The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll and shall be as valid for any adjournment as for the meeting to which it relates.

98. A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or disability of the principal or revocation of the proxy or of the authority under which the proxy was executed provided that no intimation in writing of such death disability or revocation shall have been received by the Company at the Office before the commencement of the meeting or adjournment or the taking of the poll at which the proxy is used.

99. Any corporation which is a Member may by resolution of its Directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company or to approve any resolution submitted in writing and the Person so authorised shall be entitled to exercise on behalf of the corporation which he represents the same powers (other than to appoint a proxy) as that corporation could exercise if it were an individual Member of the Company.

WRITTEN RESOLUTIONS

100. Resolutions of the Members may be approved in writing if so determined by the Directors in accordance with the Laws and every Member voting thereon shall have one vote for each share subject to any special voting powers or restrictions.

101. Notice specifying the proposed resolution in writing may be forwarded by the Company to Members entitled to vote thereon by post or by facsimile or such other telephonic or electronic means of written communications as the Board may determine at any time.

102. Notices of proposed written resolutions forwarded by post shall be sent to the address of such Members entered in the Register. Notices forwarded by any telephonic or electronic means of written communication shall be forwarded to such destination as the Member in question may at any time designate in writing signed by him.

103. Notices of proposed written resolutions shall incorporate or be accompanied by an instrument to be signed by or on behalf of the Member to whom it is addressed for the purpose of approving the same.

104. Any notice of a proposed written resolution shall specify a date and time (whether such notice period is greater or less than any period for the time being prescribed by the Laws) at which the instrument or instruments signed by or on behalf of the Members voting in favour thereof shall be counted and at which the resolution if approved by the requisite majority shall become effective. No instrument received or signature appended thereto after such time shall be counted.

105 Notwithstanding anything else contained herein (and in particular the method of forwarding the notice of and instrument for approving the written resolution to Members) all such instruments containing such approval shall be in writing and signed by the Member or Members in question. The signature of a Member shall be acceptable for such purposes if received by facsimile telephonic transmission.

106. The accidental omission to give notice of any proposed written resolution to or the non-receipt of such notice by any Member shall not invalidate any resolution or any proposed resolution otherwise duly approved.

NUMBER AND APPOINTMENT OF DIRECTORS

107. The first Directors of the Company shall be appointed by the subscribers to the Memorandum. The number of Directors shall be not less than two and not more than eleven or such other number of Directors as the Company at any time by ordinary resolution may determine.

108. The Board shall have power at any time to appoint any Person to be a Director either to fill a casual vacancy or as an addition to the existing Directors but so that the total number of Directors shall not at any time exceed the number fixed pursuant to these Articles. Any Director so appointed shall hold office only until the next following ordinary general meeting and shall then be eligible for re-election.

109. No Person other than a Director retiring at a general meeting shall unless recommended by the Directors be eligible for election by the Company to the office of Director unless not less than fourteen days before the date appointed for the meeting there shall have been left at the Office notice in writing signed by a Member duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such Person for election together with notice in writing signed by that Person of his willingness to be elected.

110. Without prejudice to the powers of the Board the Company in general meeting may appoint any Person to be a Director either to fill a casual vacancy or as an additional Director.

111. Each Director will be deemed to retire and, unless otherwise stated, to offer himself for re-election at each annual general meeting of the Company.

112. No Person may be appointed to the office of Director as an Independent Director unless he or she has been approved by a majority of the Independent Directors then in office.

QUALIFICATION AND REMUNERATION OF DIRECTORS

113. A share qualification for a Director may be fixed by the Company in general meeting and unless and until so fixed no qualification shall be required.

(1) The Directors shall be paid out of the funds of the Company by way of fees such sums as shall be approved by the Company in general meeting. Directors' fees shall be deemed to accrue from day to day.

(2) The Directors shall also be entitled to be repaid all reasonable out of pocket expenses properly incurred by them in or with a view to the performance of their duties or in attending meetings of the Board or of committees or general meetings.

(3) If any Director having been requested by the Board shall render or perform extra or special services or shall travel or go to or reside in any country not his usual place of residence for any business or purpose of the Company he shall be entitled to receive such sum as the Board may think fit for expenses and also such remuneration as the Board may think fit either as a fixed sum or as a percentage of profits or otherwise and such remuneration may as the Board shall determine be either in addition to or in substitution for any other remuneration which he may be entitled to receive.

ALTERNATE DIRECTORS

114. Any Director may by notice in writing under his hand served upon the Company appoint any Person (whether a Member of the Company or not) as an alternate Director to attend and vote in his place at any meeting of the Directors at which he is not personally present or to undertake and perform such duties and functions and to exercise such rights as he could personally and such appointment may be made generally or specifically or for any period or for any particular meeting and with and subject to any particular restrictions. Every such appointment shall be effective and the following provisions shall apply:-

(1) Every alternate Director while he holds office as such shall be entitled:-

(a) if his appointor so directs the Secretary to notice of meetings of the Directors;

(a) to attend and to exercise (subject to any restrictions) all the rights and privileges of his appointor at all such meetings at which his appointor is not personally present; and

(b) to otherwise perform any duties and functions and exercise any rights that the Director could perform or exercise personally.

(2) Every alternate Director shall ipso facto vacate office if and when his appointment expires by effluxion of time or his appointor vacates office as a Director or removes the alternate Director from office as such by notice in writing under his hand served upon the Company.

(3) No alternate Director shall be entitled as such to receive any remuneration from the Company but every alternate Director shall be entitled to be paid all reasonable expenses incurred in exercise of his duties.

(4) A Director may act as alternate Director for another Director and shall be entitled to vote for such other Director as well as on his own account but no Director shall at any meeting be entitled to act as alternate Director for more than one other Director.

(5) A Director who holds the office of Independent Director may only appoint an alternate Director to fill his or her position who is also eligible to be appointed as an Independent Director.

(6) An alternate Director will ipso facto automatically be removed from office if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors.

BORROWING POWERS OF THE BOARD

115. The Board may exercise all the powers of the Company to borrow money and to mortgage hypothecate pledge or charge all or part of its undertaking property and uncalled capital and to issue debentures and other securities whether outright or as collateral security for any liability or obligation of the Company or of any third party.

OTHER POWERS AND DUTIES OF THE BOARD

116. The business of the Company shall be managed by the Board who may exercise all such powers of the Company as are not required to be exercised by the Company in general meeting subject nevertheless to these Articles and to the Laws and to such regulations as may be prescribed by the Company in general meeting but no regulation so made shall invalidate any prior act of the Board. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Board by any other Article.

117. The Board may arrange that any branch of the business carried on by the Company or any other business in which the Company may be interested shall be carried on by or through one or more subsidiary companies and the Board may on behalf of the Company make such arrangements as it thinks advisable for taking the profits or bearing the losses of any branch or business so carried on or for financing assisting or subsidising any such subsidiary company or guaranteeing its contracts obligations or liabilities.

118. The Board may establish any local boards or agencies for managing any of the affairs of the Company and may appoint any one or more of its number or any other Persons to be members of such local boards or any managers or agents and may fix their remuneration and may delegate to any local board manager or agent any of the powers authorities and discretions vested in the Board with power to sub-delegate and may authorise the members of any local board to fill any vacancies and to act notwithstanding vacancies and any such appointment or delegation may be made upon such terms and subject to such conditions as the Board may think fit and the Board may remove any Person so appointed and may annul or vary any such delegation but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

119. The Board may at any time by power of attorney given under the hand of such Person or Persons duly authorised in that capacity appoint any Person or any fluctuating body of Persons whether nominated directly or indirectly by the Board to be the attorney of the Company for such purposes and with such powers and discretions and for such periods and subject to such conditions as the Board may think fit and any such power of attorney may contain such provisions for the protection and convenience of Persons dealing with any attorney as the Board may think fit and may also authorise any attorney to sub-delegate all or any of his powers and discretions.

120.

(1) A Director who is in any way directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the Company shall disclose the nature of his interest to all of the Directors of the Company. Such disclosure may take the form of a general notice given to the Board to the effect that the Director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement which may after the date of the notice be made with that company or firm or its affiliates. Notice may be sent via e-mail, fax or other written communication. In the case of a proposed contract such disclosure shall be made at the meeting of the Board at which the question of entering into the contract or arrangement is first taken into consideration or if the Director was not at the date of that meeting interested in the proposed contract or arrangement at the next meeting of the Board held after he became so interested. In a case where the Director becomes interested in a contract or arrangement after it is made disclosure shall be made at the first meeting of the Board held after the Director becomes so interested. For the purpose of the foregoing a general notice given to the Board by a Director to the effect that he is a member of a specified company or firm and is to be regarded as interested in any contract or arrangement which may after the date of the notice be made with that company or firm shall be deemed to be a sufficient disclosure of interest unless either it is given at a meeting of the Board or the Director takes reasonable steps to ensure that it is raised and read at the next meeting of the Board after it is given.

(2) A Director who is otherwise entitled to do so may vote in respect of any contract or arrangement in which he is interested and be counted in the quorum present at any meeting at which any such contract or arrangement is proposed or considered and if he shall so vote his vote shall be counted.

(3) A Director may hold any other office or place of profit under the Company (other than Auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Board may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor purchaser or otherwise nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profits realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

(4) Any Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(5) For the avoidance of doubt, any transaction in which a Director is interested will not be void or voidable provided the Board or a committee of the Board authorises the transaction or the transaction is fair to shareholders and the Company at the time it is approved considering the terms and conditions that would ordinarily be included in such a transaction negotiated at arms length.

121. All cheques promissory notes drafts bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed drawn accepted endorsed or otherwise executed in such manner as the Board shall at any time determine.

122. The Board shall cause minutes to be made in books provided for the purpose:-

(1) of all appointments of Officers;

(2) of the names of the Directors present at each meeting of the Board and of any committee;

(3) of all resolutions and proceedings at meetings of the Company and meetings of the Board and of committees.

123

(1) The Board may pay a gratuity pension or allowance on death or retirement to and may establish and maintain or procure the establishment and maintenance of any contributory or non-contributory pension or superannuation or life assurance funds or schemes for the benefit of any Persons:-

(a) who are or were at any time in the employment or service of the Company or of any company which is or was a holding or subsidiary company of the Company or of any predecessor in business of any of them; or

(b) who are or were at any time Directors or Officers of the Company or of any such other company or predecessor in business and holding any salaried employment or executive office in the Company or such other company or predecessor in business; and the wives widows children dependants or relations of any such Persons. The receipt of any such gratuity pension or allowance shall not disqualify any Person from being a Director of the Company.

(2) The Board may also establish and subsidise or subscribe to any institutions associations clubs or funds calculated to be for the benefit of or to advance the interests and well-being of the Company or of any such other company as aforesaid or of any such Persons as aforesaid and make payments for or towards the insurance of any such Persons.

(3) The Board may do any of the matters aforesaid either alone or in conjunction with any such other company.

DISQUALIFICATION OF DIRECTORS

124. The office of a Director shall ipso facto be vacated:-

(1) if he (not being a Person holding for a fixed term an executive office subject to termination if he cease from any cause to be a Director) resigns his office by written notice signed by him sent to or deposited at the Office;

(2) if he shall have absented himself (such absence not being absence with leave or by arrangement with the Board on the affairs of the Company) from meetings of the Board for a consecutive period of six months and the Board resolves that his office shall be vacated;

(3) if he becomes of unsound mind or incapable;

(4) if he becomes insolvent suspends payment or compounds with his creditors;

(5) if he is requested to resign by written notice signed by all his co-Directors.

(6) if the Company in general meeting shall declare that he shall cease to be a Director.

125. If the Company in general meeting removes any Director before the expiration of his period of office it or the Board may appoint another Person to be a Director in his stead who shall retain his office so long only as the Director in whose stead he is appointed would have held the same if he had not been removed. Such removal shall be without prejudice to any claims such Director may have for damages for breach of any contract of service between him and the Company.

PROCEEDINGS OF DIRECTORS

126.

(1) The Board may meet for the dispatch of business adjourn and otherwise regulate its meetings as it thinks fit. Questions arising at any meeting shall be decided by the affirmative vote of two thirds of the Directors then holding office and entitled to vote, other than matters concerning the enforcement of any contractual or other rights as may be agreed to from time to time by the Directors which shall be decided by the vote of a majority of the Directors then holding office and entitled to vote, subject to any actions requiring special approval by the Independent Directors provided always that a majority of Directors voting on any resolution must be Independent Directors. In case of any decision requiring the vote of a majority, should there be an equality of votes, then the Chairman at the meeting shall have a second or casting vote.

(2) A Director participating by video link or telephone conference call or other electronic or telephonic means of communication in a meeting of the Board at which a quorum is present shall be treated as having attended that meeting provided that the Directors present at the meeting can hear and speak to the participating Director.

(3) A video link or telephone conference call or other electronic or telephonic means of communication in which a quorum of Directors participates and all participants can hear and speak to each other shall be a valid meeting which shall be deemed to take place where the Chairman is present unless the Directors resolve otherwise.

127. The Board shall also determine the notice necessary for its meetings and the Persons to whom such notice shall be given.

128. A meeting of the Board at which a quorum is present shall be competent to exercise all powers and discretions exercisable by the Board.

129. The continuing Directors may act notwithstanding any vacancy but if and so long as their number is reduced below the minimum number fixed pursuant to these Articles the continuing Directors may act for the purpose of increasing the number of Directors to that number or of summoning a general meeting but for no other purpose. If there be no Directors able or willing to act then any holder may summon a general meeting for the purpose of appointing Directors.

130 The Board may elect a Chairman of their meetings and determine the period for which he is to hold office. If no such Chairman be elected or if at any meeting the Chairman be not present within five minutes after the time appointed for holding the same the Directors present may choose one of their number to be Chairman of the meeting.

131 The Board may delegate any of their powers to committees consisting of such one or more Directors as they think fit. Any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Board.

132. The quorum necessary for the transaction of the business of the Board may be fixed by the Board and unless so fixed shall be five, provided that a majority of the Directors forming the quorum must be Independent Directors. For the purposes of this Article an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

133. A resolution in writing signed by each Director (or his alternate) entitled to receive notice of and to vote at a meeting of the Board or by all the members of a committee shall be as valid and effectual as a resolution passed at a meeting of the Board or committee. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or members of the committee and may be transmitted to the Company by facsimile.

ACTIONS REQUIRING SPECIAL APPROVAL BY THE INDEPENDENT DIRECTORS

134. In addition to requiring the approval of the Directors as described in Article 126 above the following matters require the additional special approval of a majority of the Independent Directors then holding office:

(1) The winding up of the Company.

(2) Any change in the policies or procedures that are applicable to the Company's investments.

(3) The approval of any related party transactions.

(4) The approval of employee compensation.

(5) Any material change in the Company's investment strategy, distribution policy or capital allocation guidelines.

(6) The adoption of any equity incentive plan.

(7) The accounting policy to be adopted by the Company.

(8) The adoption of the business plan or budget for the Company.

(9) Any merger, amalgamation, joint venture or similar proposal, the recruitment, employment and termination of any executive officer to be appointed by the Company.

(10) Any such other matters as may be agreed to from time to time by the Directors.

EXECUTIVE DIRECTOR

135.

(1) The Board may at any time appoint one or more of their body to be holder of any executive office including the office of Managing Director, Chief Executive Officer, President, Chief Investment Officer, Chief Accounting Officer and such other officers from time to time as deemed appropriate and on such terms and for such periods as they may determine.

(2) The appointment of any Director to any executive office shall be subject to termination if he ceases from any cause to be a Director but without prejudice to any claim for damages for breach of any contract of service between him and the Company.

(3) The Board may entrust to and confer upon a Director holding any executive office any of the powers exercisable by the Board upon such terms and conditions and with such restrictions as it thinks fit either collaterally with or to the exclusion of their own powers and may at any time revoke withdraw alter or vary all or any of such powers.

SECRETARY

136. The Secretary shall be appointed by the Board for such term at such remuneration and upon such conditions as the Board may think fit; and any Secretary may be removed by the Board but without prejudice to any claim which he may have for damages for breach of any contract of service between him and the Company.

137. Any provision of the Laws or these Articles requiring or authorising a thing to be done by a Director and the Secretary shall not be satisfied by its being done by the same Person acting both as Director and as or in the place of the Secretary provided that nothing in this Article shall prevent or restrict a Director from being a Director or Secretary of a Director or the Secretary being corporate bodies.

THE SEAL

138. If the Board determines to maintain a Seal they shall provide for the safe custody of the Seal which shall only be used by authority of the Board or of a committee and every instrument to which the Seal shall be affixed shall be signed by any such Persons as are authorised by the Board in that behalf. The Board may authorise the use of a duplicate or facsimile Seal for use outside Guernsey in such manner as the Board may at its discretion determine.

AUTHENTICATION OF DOCUMENTS

139. Any Director or the Secretary or any Person appointed by the Board for the purpose shall have power to authenticate any documents affecting the Company (including the Memorandum and these Articles) and any resolutions passed by the Company or the Board and any books records documents and accounts relating to the business of the Company and to certify copies or extracts as true copies or extracts; and where any books records documents or accounts are elsewhere than at the Office the local manager or other Officer of the Company having their custody shall be deemed to be a Person appointed by the Board as aforesaid.

DIVIDENDS

140. No dividend shall be paid otherwise than out of the profits of the Company available for the purpose.

141. Unless and to the extent that the rights attached to any shares or the terms of issue thereof otherwise provide all dividends shall be declared and paid according to the amounts paid up on the shares in respect whereof the dividend is paid.

142. The Board may at any time declare and pay such dividends as appear to be justified by the position of the Company. The Board may also declare and pay any fixed dividend which is payable on any shares of the Company half-yearly or otherwise on fixed dates whenever the position in the opinion of the Board so justifies.

143. Subject to the Laws where any asset business or property is bought by the Company as from a past date whether such date be before or after the incorporation of the Company profits and losses as from such date may at the discretion of the Board in whole or in part be carried to revenue account and treated for all purposes as profits and losses of the Company. Subject as aforesaid if any shares or securities are purchased cum dividend or interest such dividend or interest may at the discretion of the Board be treated as revenue and it shall not be obligatory to capitalise all or part of the same.

144. The Board may deduct from any dividend payable to any Member on or in respect of a share all sums of money (if any) presently payable by him to the Company on account of calls or otherwise.

145. The Board may retain any dividend or other moneys payable on or in respect of a share on which the Company has a lien and may apply the same in or towards satisfaction of the liabilities or obligations in respect of which the lien exists.

146. The Board may retain dividends payable upon shares in respect of which any Person is entitled to become a Member until such Person has become a Member.

147. Any dividend may be paid wholly or in part by the distribution of specific assets and in particular of paid-up shares of the Company. Where any difficulty arises in regard to such distribution the Board may settle the same as it thinks expedient and in particular may issue fractional shares and fix the value for distribution of such specific assets and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of Members and may vest any such specific assets in trustees for the Members entitled as may seem expedient to the Board.

148. Any dividend or other moneys payable on or in respect of a share shall be paid to the Member or to such other Person as the Member (or, in the case of joint holders of a share, all of them) may in writing direct. Such dividend or other moneys may be paid (i) by cheque sent by post to the payee or, where there is more than one payee, to any one of them, or (ii) by inter-bank transfer to such account as the payee or payees shall in writing direct, or (iii) (if so authorised by the holder of shares in Uncertificated form) using the facilities of the relevant Uncertificated System (subject to the facilities and requirements of the relevant Uncertificated System), or (iv) by such other method of payment as the Member (or in the case of joint holders of a share, all of them) may agree to. Every such cheque shall be sent at the risk of the Person or Persons entitled to the money represented thereby, and payment of a cheque by the banker upon whom it is drawn, and any transfer or payment within (ii), (iii) or (iv) above, shall be a good discharge to the Company.

149. No dividend or other moneys payable on or in respect of a share shall bear interest against the Company.

150. All unclaimed dividends may be invested or otherwise made use of by the Board for the benefit of the Company until claimed and the Company shall not be constituted a trustee in respect thereof. All dividends unclaimed for a period of six years after having been declared shall be forfeited and shall revert to the Company.

RESERVES

151. The Board may before recommending any dividend set aside out of the profits of the Company such sums as it thinks proper as reserves which shall at the discretion of the Board be applicable for any purpose to which the profits of the Company may be properly applied and pending such application may either be employed in the business of the Company or be invested in such investments as the Board may at any time think fit. The Board may also without placing the same to reserve carry forward any profits which it may think prudent not to divide.

CAPITAL RESERVE

152. The Board may establish a capital reserve. All capital appreciation realised upon or derived from the sale or realisation of properties securities or investments or other realisations of or dealings with the capital assets or any other sums which in the opinion of the Board are of a capital nature may if so determined by the Board be applied to capital purposes only and unless forthwith appropriated to meeting realised losses on sales or realisations or on any change or transposition of securities investments or properties or other realisations of or dealings with capital assets or to writing down properties securities investments or other capital assets (either individually or in the aggregate) shall be carried by the Board to the credit of a capital reserve and all losses of a similar nature shall be carried to the debit of such capital reserve.

153. The sum carried and at any time standing to the credit of the capital reserve shall not in any event be transferred to profit and loss or revenue account but may be regarded as available for capital distribution or for making good losses on the Company's properties securities and investments or for providing for depreciation in the value of the Company's properties securities and investments. Any moneys for the time being standing to the credit of the capital reserve may at the discretion of the Board either be employed in the business of the Company or be invested in such properties investments or other assets as the Board may think fit.

CAPITALISATION OF PROFITS

154. The Company in general meeting may upon the recommendation of the Board resolve that it is desirable to capitalise any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution and accordingly that such sums be set free for distribution amongst the Members who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such Members respectively or paying up in full unissued shares of the Company to be allotted and distributed credited as fully paid to and amongst such Members or third parties.

155. Whenever such resolution shall have been passed the Board shall make all appropriations and applications of the undivided profits resolved to be capitalised and all allotments and issues of fully-paid shares and generally shall do all things required to give effect thereto with full power to the Board to make such provision by payment in cash or otherwise as it thinks fit for the case of shares becoming distributable in fractions and also to authorise any Person to enter on behalf of all Members entitled thereto into an agreement with the Company providing for the allotment to them respectively credited as fully paid of any further shares to which they may be entitled upon such capitalisation or (as the case may require) for the payment up by the Company on their behalf by the application thereto of their respective proportions of the profits resolved to be capitalised of the amounts or any part of the amounts remaining unpaid on their existing shares and any agreement made under such authority shall be effective and binding on all such Members.

ACCOUNTS

156. The Board shall cause proper books of account to be kept with respect to all the transactions assets and liabilities of the Company in accordance with the Laws.

157. The books of account shall be kept at the Office or at such other place as the Board shall think fit and shall at all times be open to the inspection of the Directors but no Person other than a Director or Auditor or other Person whose duty requires and entitles him to do so shall be entitled to inspect the books accounts and documents of the Company except as provided by the Laws or authorised by the Board or by the Company in general meeting.

158. A balance sheet shall be laid before the Company at its ordinary general meeting in each year and such balance sheet shall contain a general summary of the assets and liabilities of the Company. The balance sheet shall be accompanied by a report of the Directors as to the state of the Company as to the amount (if any) which they recommend to be paid by way of dividend and the amount (if any) which they have carried or propose to carry to reserve. The Auditors' report shall be attached to the balance sheet or there shall be inserted at the foot of the balance sheet a reference to the report.

159. A copy of every balance sheet and of all documents annexed thereto including the reports of the Directors and the Auditors shall at least ten days before the meeting be served on each of the registered holders in the manner in which notices are hereinafter directed to be served and on the Auditors. Any holder may by written notice served on the Company waive this requirement.

AUDIT

160. A Director shall not be capable of being appointed as an Auditor.

161. A Person other than a retiring Auditor shall not be capable of being appointed Auditor at an ordinary general meeting unless notice of intention to nominate that Person as Auditor has been given by a Member to the Company not less than fourteen days before the meeting and the Board shall send a copy of any such notice to the retiring Auditor and shall give notice to the Members not less than seven days before the meeting provided that if after notice of the intention to nominate an Auditor has been so given a meeting is called for a date fourteen days or less after such notice has been given the requirements of this provision as to time in respect of such notice shall be deemed to have been satisfied and the notice to be sent or given by the Company may instead of being sent or given within the time required by this Article be sent or given at the same time as the notice of the meeting .

162. The first Auditors shall be appointed by the Board before the first general meeting and they shall hold office until the first ordinary general meeting unless previously removed in which case the Members at such meeting may appoint Auditors.

163. The Board may fill any casual vacancy in the office of Auditor but while any such vacancy continues the surviving or continuing Auditors (if any) may act.

164. The remuneration of the Auditors shall be fixed by the Company in general meeting or in such manner as the Company may determine except that the remuneration of any Auditors appointed by the Directors shall be fixed by the Directors.

165. Every Auditor shall have a right of access at all times to the books accounts and documents of the Company and as regards books accounts and documents of which the originals are not readily available shall be entitled to rely upon copies or extracts certified by an officer of the Company and shall be entitled to require from the Board such information and explanations as may be necessary for the performance of their duties and the Auditors shall make a report to the Members on the accounts examined by them and the report shall state whether in their opinion the accounts give a true and fair view of the state of the Company's affairs and whether they have been prepared in accordance with the Laws.

166. Any Auditor shall be eligible for re-election.

NOTICES

167. A notice may be given by the Company to any Member either personally or by sending it by prepaid post addressed to such Member at his registered address or if he desires that notices shall be sent to some other address (including any facsimile number or e-mail address) or Person to the address or person nominated for such purpose.

168. Any notice or other document if served by post shall be deemed to have been served in the case of a meeting on the day next following that on which the same was posted and in any other case at the time at which the notice would be delivered in the ordinary course of post. In proving such service it shall be sufficient to prove that the notice or document was properly addressed stamped and posted. Notices or other documents sent by facsimile transmission or e-mail shall be deemed to have been served immediately and in proving such service it shall be sufficient to prove that the notice or document was properly addressed and despatched.

169. A notice may be given by the Company to the joint holders of a share by giving the notice to the joint holder first named in the Register in respect of the share.

170. Any notice or document delivered or sent by post to or left at the registered address of any Member shall notwithstanding the death disability insolvency of such Member and whether the Company has notice thereof be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in any such share.

WINDING UP

171.

(1) If the Company shall be wound up whether voluntarily or otherwise the Liquidator may with the sanction of a special resolution divide among the Members in specie any part of the assets of the Company and may with the like sanction vest any part of the assets of the Company in trustees upon such trusts for the benefit of the Members as the Liquidator with the like sanction shall think fit.

(2) If thought expedient subject to the obtaining of any necessary consents or sanctions any such division may be otherwise than in accordance with the then existing rights of the Members and in particular any class may be given preferential or special rights or may be excluded altogether or in part but in default of any such provision the assets shall subject to the rights of the holders of shares issued with special rights or privileges or on special conditions be distributed rateably according to the amount paid up on the shares.

(3) In case any of the shares to be divided as aforesaid involve a liability to calls or otherwise any Person entitled under such division to any of the said shares may within fourteen days after the passing of the special resolution by notice in writing direct the Liquidator to sell his proportion and pay him the net proceeds and the Liquidator shall if practicable act accordingly.

INDEMNITY

172. The Directors Managing Directors managers agents Auditors Secretary and other officers or servants for the time being of the Company and the trustees (if any) for the time being acting in relation to any of the affairs of the Company and their respective heirs and executors shall be fully indemnified out of the assets and profits of the Company from and against all actions expenses and liabilities which they or their respective heirs or executors may incur by reason of any contract entered into or any act in or about the execution of their respective offices or trusts except such (if any) as they shall incur by or through their own wilful act neglect or default respectively and none of them shall be answerable for the acts receipts neglects or defaults of the others of them or for joining in any receipt for the sake of conformity or for any bankers or other Person with whom any moneys or assets of the Company may be lodged or deposited for safe custody or for any bankers or other Persons into whose hands any money or assets of the Company may come or for any defects of title of the Company to any property purchased or for insufficiency or deficiency of or defect in title of the Company to any security upon which any moneys of the Company shall be placed out or invested or for any loss misfortune or damage resulting from any such cause as aforesaid or which may happen in or about the execution of their respective offices or trusts except the same shall happen by or through their own wilful act neglect or default.

173. The Company shall indemnify to the fullest extent permitted by Guernsey law Carlyle Investment Management L.L.C., and any of its respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees) and any other Person designated by the Board as an indemnified Person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified Person in connection with the Company's business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified Person's bad faith, fraud, gross negligence or wilful misconduct, or in the case of a criminal matter, action that the indemnified Person knew to have been unlawful.

174.

(1) The liability to the Company of Carlyle Investment Management L.L.C., and any of its respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees) and any other Person designated by the Board as an indemnified Person is hereby limited to the fullest extent permitted by Guernsey law, except to the extent that their conduct involves bad faith, fraud, gross negligence or wilful misconduct, or in the case of a criminal matter, action that the indemnified Person knew to have been unlawful; and

(2) Any matter that is approved by a majority of the Independent Directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties.

(3) The Company shall advance funds to pay the expenses of an indemnified Person in connection with a matter in which indemnification may be sought until it is determined that the indemnified Person is not entitled to indemnification.

INSPECTION OF DOCUMENTS

175. The Board shall determine whether and to what extent and at what times and places and under what conditions the accounts books and documents of the Company shall be open to inspection and no Member shall have any right of inspecting any account or book or document except as conferred by the Laws or authorised by the Board.

INSURANCE

176. Without prejudice to any other provisions of these Articles, the Directors may exercise all the powers of the Company to purchase and maintain insurance for or for the benefit of any Persons who are or were at any time Directors, officers, employees or auditors of the Company, or of any other body (whether or not incorporated) which is or was a subsidiary of the Company (together the "Group Companies") or otherwise associated with the Company or any Group Company or in which the Company or any such Group Company has or had any interest, whether direct or indirect, or of any predecessor in business of any of the foregoing, including (without prejudice to the generality of the foregoing) insurance against any costs, charges, expenses, losses or liabilities suffered or incurred by such Persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or the exercise or purported exercise of their powers and discretions and/or otherwise in relation to or in connection with their duties, powers or offices in relation to the Company or any such other body.

TAX ELECTION

177. The Company shall be classified as a corporation for U.S. federal income tax purposes. The Board is hereby authorised to make any election and to take any necessary or appropriate action in connection therewith to cause the Company to be classified as a corporation for U.S. federal income tax purposes. No election shall be made to treat the Company as a partnership for U.S. federal income tax purposes without a meeting and affirmative vote by the Board.

PLAN ASSETS

178. Except as otherwise approved by the Board, no portion of the assets used by Members to acquire shares may constitute "plan assets" of any Plan.

ERISA OWNERSHIP LIMITATIONS

179. If any ERISA Person acquires or holds shares or any securities representing the right to receive shares (the "Interests") in violation of the terms of the Memorandum, (i) Interests acquired or held by such ERISA Person shall be deemed to be "Shares-in-Trust" to prevent the assets of the Company from being treated as "plan assets" that are subject to Title I of ERISA or Section 4975 of the Code, and shall be transferred automatically and by operation of law to a Trust (as described below) and such ERISA Person shall acquire no rights in such shares except as deemed trustee for the benefit of one or more Charitable Beneficiaries (as described below); (ii) such Interests shall be, as initiated by the Board, subject to transfer or sale to a Non-ERISA Person or subject to redemption by the Company; and (iii) the ERISA Persons purportedly owning such Shares-in-Trust shall submit such Interests for registration in the name of the Trust. Such transfer to a Trust and the designation of Interests as Shares-in-Trust shall be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the Trust.

180. During the period prior to the discovery of the existence of the Trust, any transfer of Interests by an ERISA Person to a non-ERISA Person shall reduce the number of Shares-in-Trust on a one-for-one basis, and to that extent such Interests shall cease to be designated as Shares-in-Trust. After the discovery of the existence of the Trust, but prior to the redemption of all discovered Shares-in-Trust and/or the submission of all discovered Shares-in-Trust for registration in the name of the Trust, any transfer of Interests by an ERISA Person to a non-ERISA Person shall reduce the number of Shares-in-Trust on a one-for-one basis, and to that extent such Interests shall cease to be designated as Shares-in-Trust.

181. If any Interests are deemed Shares-in-Trust, the holder shall cease to own any right or interest with respect to such Interests and the Company will have the right to repurchase such Shares-in-Trust for an amount equal to their market price, which proceeds shall be payable to the purported owner.

TRANSFER OF SHARES-IN-TRUST

182. Upon any purported transfer or other event that would result in a transfer of Shares to a Trust, such shares shall be deemed to have been transferred to a Trustee as trustee of such Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Trustee shall be deemed to be effective as of the close of business on the business day prior to the purported transfer or other event that results in the transfer to the Trust. The Trustee shall be appointed by the Board and shall be unaffiliated with the Company. Each Charitable Beneficiary shall be designated by the Board.

183. Shares held by the Trustee shall be issued and outstanding shares of the Company. The prohibited owner shall have no rights in the shares held by the Trustee. The prohibited owner shall not benefit economically from ownership of any shares held in trust by the Trustee and shall not possess any rights to vote or other rights attributable to the shares held in the Trust.

184. The Trustee shall have all consent rights and rights to distributions with respect to shares held in the Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividends paid prior to the discovery by the Board that the shares have been transferred to the Trustee shall be paid by the recipient of such distribution to the Trustee upon demand and any dividend authorized but unpaid shall be paid when due to the Trustee. Any distribution so paid to the Trustee shall be held in trust for the Charitable Beneficiary. The prohibited owner shall have no consent rights with respect to shares held in the Trust and, effective as of the date that the shares have been transferred to the Trustee, the Trustee shall have the authority (at the Trustee's sole discretion) (i) to rescind as void any consent cast by a prohibited owner prior to the discovery by the Board that the shares have been transferred to the Trustee and (ii) to recast such consent in accordance with the desires of the Trustee acting for the benefit of the Charitable Beneficiary, provided that if the Company has already taken irreversible action, then the Trustee shall not have the authority to rescind and recast such consent. Notwithstanding the foregoing, until the Board has received notification that shares have been transferred into a Trust, the Board shall be entitled to rely on its shares transfer and other Company records for purposes of preparing lists of shareholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise obtaining consents of Members.

185. Within 20 days of receiving notice from the Board that shares have been transferred to the Trust, the Trustee of the Trust shall sell the shares held in the Trust to a proposed Member, designated by the Trustee, whose ownership of the shares will not violate the ownership limitations set forth herein. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the prohibited owner and to the Charitable Beneficiary as provided herein. The prohibited owner shall receive the lesser of (1) the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the Trust (e.g., in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the Trust and (2) the price per share received by the Trustee from the sale or other disposition of the shares held in the Trust. Any net sales proceeds in excess of the amount payable to the prohibited owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Company that shares have been transferred to the Trustee, such shares are sold by a prohibited owner, then (i) such shares shall be deemed to have been sold on behalf of the Trust and (ii) to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive hereunder, such excess shall be paid to the Trustee upon demand.

186. Shares transferred to the Trustee shall be deemed to have been offered for sale to the Company at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in such transfer to the Trust (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (2) the market price on the date the Company accepts such offer. The Company shall have the right to accept such offer until the Trustee has sold the shares held in the Trust. Upon such a sale to the Company, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Trustee shall distribute the net proceeds of the sale to the prohibited owner.

187. By written notice to the Trustee, the Board shall designate one or more non-profit organizations to be the Charitable Beneficiary of the shares in the Trust such that (1) the shares held in the Trust would not violate the restrictions set forth herein in the hands of such Charitable Beneficiary and (2) each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

188. If the foregoing provisions are unenforceable for any reason, the Board shall have the authority to either (A) direct the prohibited owner to transfer such interest to, as designated by such Plan or prohibited holder, a non-U.S. Person in an offshore transaction pursuant to Regulation S or, if applicable, to a Person that (1) is not a Plan, (2) is within the United States or that is a U.S. Person and (3) is a Qualified Purchaser (which term shall have the meaning given thereto in the U.S. Investment Company Act) and makes certain representations as the Board shall, as applicable, require or (B) provide for the redemption of such interest.

189. If the obligation to transfer such shares is not met within the time period determined by the Board, the Board may, in its sole discretion, sell and transfer such interest acquired or held by such prohibited owner (or direct or cause such interest to be sold and transferred) to a Person, designated by the Board, whose ownership of such interest will not violate the representations described above.

190. Pending any transfer or redemption described above, the Board may, as applicable, suspend any rights to receive notice of, or attend, a meeting of shareholders and any rights to receive distributions with respect to such shares.

191. Articles 179-191 shall cease to apply and all Shares-in-Trust shall cease to be designated as Shares-in-Trust and shall be returned, automatically and by operation of law, to their purported owners, all of which shall occur at such time as Shares qualify as a class of "publicly offered securities" within the meaning of the Plan Asset Regulations.

RECEIVED

2009 JAN -2 P 12:24

OFFICE OF INTERNAT... CORPORAT...

NOTICE

of the

SITUATION OF THE REGISTERED OFFICE

of

Carlyle Capital Corporation Limited

TO: H. M. Greffier

The above named Company hereby gives you notice in accordance with the provisions of the Companies (Guernsey) Laws, 1994, that the Registered Office of the Company is situated at:

East Wing
Trafalgar Court
Admiral Park
St Peter Port
Guernsey

Dated the 25th day of August 2006

ADVOCATE

Presented for filing by:

OZANNES
Advocates
P.O. Box 186
1 Le Marchant Street
St Peter Port
Guernsey
GY1 4HP

Z... C. R

RECEIVED

2008 JAN -2 P 12:21

ANNUAL RETURN

Carlyle Capital Corporation Limited

Registered No: 45403

Registered Office : First Floor
Dorey Court
Admiral Park
St Peter Port
Guernsey
GY1 6HJ

Annual List made up to 1st January 2007 pursuant to The Companies (Guernsey) Law, 1994 - 1996 (as amended).

AUTHORISED CAPITAL USD 300,001.00

DIVIDED INTO:

30,000,000.0 US$0.01 "B" Shares		USD	0.01
100.00 US$0.01 "A" Shares		USD	0.01
Total number of shares issued	- US$0.01 "B" Shares		13,154,000.00
	- US$0.01 "A" Shares		6.00
Number of shares issued for cash	- US$0.01 "B" Shares		13,154,000.00
	- US$0.01 "A" Shares		6.00
Number of shares issued other than for cash	- US$0.01 "B" Shares		0.00
	- US$0.01 "A" Shares		0.00
Total number of calls made	- US$0.01 "B" Shares		2
	- US$0.01 "A" Shares		2
Amount per share of each call			
USD 20.00	US$0.01 "B" Shares		
USD 20.00	US$0.01 "B" Shares		
USD 0.01	US$0.01 "A" Shares		
USD 0.01	US$0.01 "A" Shares		
Total amount called up by means of such calls	- US$0.01 "B" Shares	USD	263,080,000.00
	- US$0.01 "A" Shares	USD	0.06
Amount received on the said calls	- US$0.01 "B" Shares	USD	263,080,000.00
	- US$0.01 "A" Shares	USD	0.06
Amount still payable on the said calls	- US$0.01 "B" Shares	USD	0.00
	- US$0.01 "A" Shares	USD	0.00
Amount still payable on further calls	- US$0.01 "B" Shares	USD	0.00
	- US$0.01 "A" Shares	USD	0.00
Number of Shares forfeited			NIL
Amount received on such shares prior to forfeiture			N/A
Amount received on such shares prior to forfeiture			N/A
Amount paid as commission in respect of shares			NIL
Discount allowed on issue of shares and not written off			NIL

Annual List made up to 1st January 2007 pursuant to The Companies (Guernsey) Law, 1994 - 1996 (as amended).

SHAREHOLDERS

Name	Address Occupation	No. of Shares		Nominal Share Value
US$0.01 "A" Shares				
David James Fitzgerald	55 Ridgway Place London United Kingdom SW19 4SP	1.00	USD	0.01
Eric E. Sasson	Bat Rue Ptc Drte Etg 5 60 R Escudier 92100 Boulogne Billancourt France	1.00	USD	0.01
Gregor Andreas Philipp Boehm	Hauschildstr. 4 81477 Munich Germany	1.00	USD	0.01
Jean Pierre Millet	1001 Pennsylvania Avenue N.W Washington DC 20004-2505 United States of America	1.00	USD	0.01
Robert Edward Hodges	36 Perrymead Street London United Kingdom SW6 3SP	1.00	USD	0.01
Wolfgang Hans Josef Hanrieder	Wendelsteinstr 31 Graefelfing D-82166 Germany	1.00	USD	0.01
	TOTAL	6.00		
US$0.01 "B" Shares				
Bear Strategic Investment Corporation	383 Madison Ave New York, NY 10179 United States of America	1,750,000.00	USD	0.01
CCC Co-Investment Limited	Mailing Address: 1001 Pennsylvania Ave NW Washington, DC 20004 United States of America	3,184,000.00	USD	0.01
Citigroup Financial Products Inc	Mailing Address: 388 Greenwich St NY, NY10013 United States of America	1,750,000.00	USD	0.01
DBAH Capital LLC	Mailing Address: 60 Wall Street NY, NY 10005 United States of America	1,220,000.00	USD	0.01
Goldman Sachs International	Peterborough Court 133 Fleet Street London United Kingdom EC4A 2BB	1,750,000.00	USD	0.01

Annual List made up to 1st January 2007 pursuant to The Companies (Guernsey) Law, 1994 - 1996 (as amended).

DIRECTORS

Name	Address
Harvey Jay Sarles	60 Edmunds Road Wellesley United States of America MA 02481
James Henry Hance Jr	101 Gem Island Drive Vero Beach Florida 32963 United States of America
John Crumpton Stomber	1001 Pennsylvania Avenue N.W Washington DC 20004-2505 United States of America
John Leonard Loveridge	Ty Melin Lorier Lane Vale Guernsey GY3 5JG
Michael Zupon	4 Lindsley Drive Larchmont NY 10538-3808 United States of America
Robert Barclay Allardice III	1251 Avenue Americas New York, NY 10020 United States of America
William E Conway Jr	1001 Pennsylvania Avenue N.W Washington DC 20004-2505 United States of America

SECRETARY

Mourant Guernsey Limited	First Floor Dorey Court Admiral Park St Peter Port Guernsey GY1 6HJ

Director

Annual List made up to 1st January 2007 pursuant to The Companies (Guernsey) Law, 1994 - 1996 (as amended).

Application for Exempt Company Status 2007

Name of Company	Carlyle Capital Corporation Limited		
Registered Office	First Floor		
Tax Reference Number	1C.48632/E	Greffe Number	45403

I hereby apply for Exempt Status for the Company and year of charge stated above.

I declare that : -

1. To the best of my, and the Company's, knowledge and belief, no individual solely or principally resident in Guernsey and no company resident in Guernsey has any beneficial interest in the Company, other than an interest which that person has : -

   a) as the holder of a share or debenture in a quoted body corporate which itself has a beneficial interest in the Company; or

   b) as a loan creditor of the Company, if that person is registered under, or exempted from a requirement to be registered by virtue of The Banking Supervision (Bailiwick of Guernsey) Law, 1994; or

   c) as a nominee or trustee.

2. Disclosure has been made to the Financial Services Commission of -

   a) the names and addresses of the persons who are, to the best of my and the Company's knowledge and belief, the ultimate beneficial owners of the shares of the Company or, where those shares are held on trust, the names and addresses of the trustees, the settlor and any other person who provided the trust property,and the beneficiaries, and the name of the trust; and

   b) if the Financial Services Commission has so requested, the names of all persons who, to the best of my and the Company's knowledge and belief, for the time being have a beneficial interest in the Company.

3. Apart from relevant bank deposits, the Company -

   a) has no sources of income in Guernsey (other than sources which have been declared to the Administrator); and

   b) will immediately declare to the Administrator any source of income in Guernsey arising during the year of charge for which this application is made.

4. No due and payable tax, relating to any previous year of charge, remains unpaid.

Signed: ....

State whether a Director or Secretary of applicant : Director

Date: 26-1-07

Annual List made up to 1st January 2007 pursuant to The Companies (Guernsey) Law, 1994 - 1996 (as amended).

Application for Exempt Company Status 2007

Name of Company	Carlyle Capital Corporation Limited		
Registered Office	First Floor		
Tax Reference Number	IC.48632/E	Greffe Number	45403

I hereby apply for Exempt Status for the Company and year of charge stated above.

I declare that : -

1. To the best of my, and the Company's, knowledge and belief, no individual solely or principally resident in Guernsey and no company resident in Guernsey has any beneficial interest in the Company, other than an interest which that person has : -

   a) as the holder of a share or debenture in a quoted body corporate which itself has a beneficial interest in the Company; or

   b) as a loan creditor of the Company, if that person is registered under, or exempted from a requirement to be registered by virtue of The Banking Supervision (Bailiwick of Guernsey) Law, 1994; or

   c) as a nominee or trustee.

2. Disclosure has been made to the Financial Services Commission of -

   a) the names and addresses of the persons who are, to the best of my and the Company's knowledge and belief, the ultimate beneficial owners of the shares of the Company or, where those shares are held on trust, the names and addresses of the trustees, the settlor and any other person who provided the trust property, and the beneficiaries, and the name of the trust; and

   b) if the Financial Services Commission has so requested, the names of all persons who, to the best of my and the Company's knowledge and belief, for the time being have a beneficial interest in the Company.

3. Apart from relevant bank deposits, the Company -

   a) has no sources of income in Guernsey (other than sources which have been declared to the Administrator); and

   b) will immediately declare to the Administrator any source of income in Guernsey arising during the year of charge for which this application is made.

4. No due and payable tax, relating to any previous year of charge, remains unpaid.

Signed:..

State whether a Director or Secretary of applicant:.....Director.....

Date: ....26-1-07....

NOTICE OF ANNUAL GENERAL MEETING
CARLYLE CAPITAL CORPORATION LIMITED

(Incorporated in Guernsey with registered no. 45403)

NOTICE IS HEREBY GIVEN that the first annual general meeting of Carlyle Capital Corporation Limited (the "**Company**") will be held at the office of The Carlyle Group, 1001 Pennsylvania Avenue, NW Washington, DC 20004-2505 United States on Wednesday 12th December 2007 at 08.30 am EST for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY BUSINESS

1. To receive, consider and adopt the audited financial statements of the Company for the period ended 31 December 2006, including the reports of the Directors and the Auditors (the "Accounts").

2. To reappoint James H Hance, Jr as a director to hold office until the conclusion of the next Annual General Meeting.

3. To reappoint Robert B. Allardice III as a director to hold office until the conclusion of the next Annual General Meeting.

4. To reappoint William E. Conway, Jr as a director to hold office until the conclusion of the next Annual General Meeting.

5. To reappoint John Leonard Loveridge as a director to hold office until the conclusion of the next Annual General Meeting.

6. To reappoint Harvey Jay Sarles as a director to hold office until the conclusion of the next Annual General Meeting.

7. To reappoint John Crumpton Stomber as a non-voting director to hold office until the conclusion of the next Annual General Meeting.

8. To reappoint Michael J. Zupon as a non-voting director to hold office until the conclusion of the next Annual General Meeting.

9. To fix the remuneration of the Director's of the Company until the conclusion of the next Annual General Meeting.

10. To reappoint PricewaterhouseCoopers CI LLP as the Company's auditors to hold office until the conclusion of the next Annual General Meeting.

11. To authorise the Board to negotiate and fix the remuneration of the Company's auditors until the conclusion of the next Annual General Meeting.

12. To resolve that a dividend will not be paid for the period ended 31 December 2006.

Dated : 16 November 2007

By order of the Board
Mourant Guernsey Limited
Company Secretary

Registered office:
First Floor
Dorey Court
Admiral Park
St Peter-Port
Guernsey GY1 6HJ

Notes:

1. A copy of the accounts approved by the Board on the 15 February 2007 may be found on pages 8 to 36 of the Company's 2006 Annual Report.
2. Pursuant to Article 3(1)(c) and Article 75 of the Company's Articles of Association dated 8 May 2007, the Company specifies that those people registered as "A" Shareholders in the register of members of the Company as at 15 November 2007 shall be entitled to receive notice and to attend or vote at the Annual General Meeting convened pursuant to the Notice in respect of the number of shares registered in their name at that time. "A" Shareholders are permitted to attend or vote in person, by video link or telephone conference call or other electronic or telephonic means of communication providing a quorum is present and the Members present at the meeting can hear and speak to the participating Member.

   "A" Shareholders wishing to attend the Annual General Meeting by means of video link or telephone conference call or other electronic or telephonic means of communication should use the following participation details:

Conference ID:	#24534526
US/Canada Dial-in Number:	(877) 296-2302
International/Local Dial-in Number:	(706) 634-9628

3. Pursuant to Article 3(1)(c) and Article 75 of the Company's Articles of Association dated 8 May 2007, the Company specifies that those people registered as "B" Shareholders in the register of members of the Company as at 15 November 2007 shall be entitled to receive notice and to attend in person but may not vote at the Annual General Meeting convened pursuant to the Notice.

Company number: 45403

COMPANIES (GUERNSEY) LAWS 1994 TO 1996, AS AMENDED

CARLYLE CAPITAL CORPORATION LIMITED

WRITTEN RESOLUTIONS

The following resolutions numbered 1, 3 and 4 were unanimously passed as special resolutions of the Company and resolution numbered 2 was unanimously passed as an ordinary resolution, in writing, on 4th October 2006:

"1. THAT the provisions of the Company's articles of association requiring the giving of notice in respect of passing written resolutions be disapplied in relation to this resolution and resolutions numbered 2 and 3.

2. THAT the authorised share capital of the Company be increased from US$10,000 to US$300,001 by the creation of a further 29,000,100 non-voting shares ("B Shares") of US$0.01 each.

3. THAT the regulations set out the document marked "A" attached to these resolutions be adopted as the Articles of Association of the Company in substitution for all existing Articles of Association of the Company.

4. THAT the Memorandum of Association of the Company be altered so as to amend the description of the Company's share capital described in the first paragraph of section 5 thereof to refer to:

The share capital of the Company is US$300,001 divided into 100 voting shares ("A shares") of US$0.01 each and 30,000,000 non-voting shares ("B shares") of US$0.01 each."

Director/Secretary

Document Fees	
Duty	79 : 75
Reg.	10 : 00
Court	:
	79 : 75

12-10-06 *791.75

RECEIVED

GIJMY/[illegible]

CERTIFIED A TRUE COPY

CHRISTOPHER ANDERSON
ADVOCATE
OZANNES

Company number: 45403

DATE 12.12.06

COMPANIES (GUERNSEY) LAWS 1994 TO 1996, AS AMENDED

CARLYLE CAPITAL CORPORATION LIMITED

WRITTEN RESOLUTIONS

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended, and the Company's articles of association, we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolutions have, by our signature below, consented to the resolutions below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8), and have, by our signature below, passed those resolutions as special resolutions of the Company, with intent that each of those resolutions shall take effect as a special resolution of the Company on the date on which the last of the members below signs these resolutions:

1. **THAT** the provisions of the Company's articles of association requiring the giving of notice in respect of passing written resolutions be disapplied in relation to this resolution and resolution number 2.

2. **THAT** article 163 of the Company's articles of association be deleted and replaced with the following:

   "163. Except as otherwise approved by the Board, no portion of the assets used by Members to acquire shares may constitute "plan assets" of any Plan."

Dated 12 December 2006

....
David Fitzgerald

....
Robert Edward Hodges

12-12-06A

*15.00

GJF/TDN/S0858005/1575378.1

Company number: 45403

COMPANIES (GUERNSEY) LAWS 1994 TO 1996, AS AMENDED

CARLYLE CAPITAL CORPORATION LIMITED

WRITTEN RESOLUTIONS

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended, and the Company's articles of association, we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolutions have, by our signature below, consented to the resolutions below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8), and have, by our signature below, passed those resolutions as special resolutions of the Company, with intent that each of those resolutions shall take effect as a special resolution of the Company on the date on which the last of the members below signs these resolutions:

1. **THAT** the provisions of the Company's articles of association requiring the giving of notice in respect of passing written resolutions be disapplied in relation to this resolution and resolution number 2.

2. **THAT** article 163 of the Company's articles of association be deleted and replaced with the following:

   "163. Except as otherwise approved by the Board, no portion of the assets used by Members to acquire shares may constitute "plan assets" of any Plan."

Dated December 5, 2006

....	[signature]
David Fitzgerald	Robert Edward Hodges

....
Gregor Andreas Philipp Böhm

....
Eric Sasson

....
Jean-Pierre Millet

....
Wolfgang Hanreider

These written resolutions may consist of several instruments in the same form, each signed by or on behalf of one or more members.

....

Gregor Andreas Philipp Böhm

Eric Sasson

....

Jean-Pierre Millet

Wolfgang Hanreider

These written resolutions may consist of several instruments in the same form, each signed by or on behalf of one or more members.

....
Gregor Andreas Philipp Böhm

....
Eric Sasson

....
Jean-Pierre Millet

....
Wolfgang Hanreider

These written resolutions may consist of several instruments in the same form, each signed by or on behalf of one or more members.

....
Gregor Andreas Philipp Böhm

....
Eric Sasson

....
Jean-Pierre Millet

....
Wolfgang Hanrieder

These written resolutions may consist of several instruments in the same form, each signed by or on behalf of one or more members.

CARLYLE CAPITAL CORPORATION LIMITED

Company No. 45403 (the "Company")

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended (the "**Companies Law**"), we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolution have, by our signature below, unanimously consented to the resolution below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8) of the Companies Law, and have, by our signature below, unanimously passed the resolution with intent that it shall take effect as a special resolution of the Company on the date on which the last of the members below signs:

SPECIAL RESOLUTION

THAT subject to the approval of the Royal Court, the sum of US$550,000,000 standing to the credit of the share premium account of the Company at the date of this resolution be cancelled in accordance with the Companies (Guernsey) Law, 1994 (as amended) and the amount of the share premium so cancelled be credited as a distributable reserve to be established in the books of account of the Company which shall be able to be applied in any manner in which the Company's profits available for distribution are able to be applied, including the payment of dividends.

David Fitzgerald.
Dated..............................2007

Robert Edward Hodges
Dated 8 March 2007

Gregor Andreas Philipp Böhm.
Dated..............................2007

Eric Sasson
Dated..............................2007

Jean-Pierre Millet.
Dated..............................2007

Wolfgang Hanreider
Dated..............................2007

This written resolution may consist of several instruments in the same form, each signed by or on behalf of one or more members

1457981-1

14-03-07 1 *15.0001

CARLYLE CAPITAL CORPORATION LIMITED

Company No. 45403 (the "Company")

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended (the "Companies Law"), we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolution have, by our signature below, unanimously consented to the resolution below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8) of the Companies Law, and have, by our signature below, unanimously passed the resolution with intent that it shall take effect as a special resolution of the Company on the date on which the last of the members below signs:

SPECIAL RESOLUTION

THAT subject to the approval of the Royal Court, the sum of US$550,000,000 standing to the credit of the share premium account of the Company at the date of this resolution be cancelled in accordance with the Companies (Guernsey) Law, 1994 (as amended) and the amount of the share premium so cancelled be credited as a distributable reserve to be established in the books of account of the Company which shall be able to be applied in any manner in which the Company's profits available for distribution are able to be applied, including the payment of dividends.

David Fitzgerald.
Dated..............................2007

Robert Edward Hodges
Dated..............................2007

Gregor Andreas Philipp Bohm.
Dated.......March 8..2007

Eric Sasson
Dated..............................2007

Jean-Pierre Millet.
Dated..............................2007

Wolfgang Hanreider
Dated..............................2007

This written resolution may consist of several instruments in the same form, each signed by or on behalf of one or more members

1467981-1

CARLYLE CAPITAL CORPORATION LIMITED

Company No. 45403 (the "Company")

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended (the "Companies Law"), we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolution have, by our signature below, unanimously consented to the resolution below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8) of the Companies Law, and have, by our signature below, unanimously passed the resolution with intent that it shall take effect as a special resolution of the Company on the date on which the last of the members below signs:

SPECIAL RESOLUTION

THAT subject to the approval of the Royal Court, the sum of US$550,000,000 standing to the credit of the share premium account of the Company at the date of this resolution be cancelled in accordance with the Companies (Guernsey) Law, 1994 (as amended) and the amount of the share premium so cancelled be credited as a distributable reserve to be established in the books of account of the Company which shall be able to be applied in any manner in which the Company's profits available for distribution are able to be applied, including the payment of dividends.

David Fitzgerald.
Dated..............................2007

Robert Edward Hodges
Dated..............................2007

Gregor Andreas Philipp Böhm.
Dated..............................2007

Eric Sasson
Dated...7...MARCH......2007

Jean-Pierre Millet.
Dated..............................2007

Wolfgang Hanreider
Dated..............................2007

This written resolution may consist of several instruments in the same form, each signed by or on behalf of one or more members

1467981-1

CARLYLE CAPITAL CORPORATION LIMITED

Company No. 45403 (the "Company")

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended (the "**Companies Law**"), we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolution have, by our signature below, unanimously consented to the resolution below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8) of the Companies Law, and have, by our signature below, unanimously passed the resolution with intent that it shall take effect as a special resolution of the Company on the date on which the last of the members below signs:

SPECIAL RESOLUTION

THAT subject to the approval of the Royal Court, the sum of US$550,000,000 standing to the credit of the share premium account of the Company at the date of this resolution be cancelled in accordance with the Companies (Guernsey) Law, 1994 (as amended) and the amount of the share premium so cancelled be credited as a distributable reserve to be established in the books of account of the Company which shall be able to be applied in any manner in which the Company's profits available for distribution are able to be applied, including the payment of dividends.

David Fitzgerald.
Dated..............................2007

Robert Edward Hodges
Dated..............................2007

Gregor Andreas Philipp Böhm.
Dated..............................2007

Eric Sasson
Dated..............................2007

Jean-Pierre Millet.
Dated. MARCH 8TH 2007

Wolfgang Hanreider
Dated..............................2007

This written resolution may consist of several instruments in the same form, each signed by or on behalf of one or more members

1467981-1

CARLYLE CAPITAL CORPORATION LIMITED

Company No. 45403 (the "Company")

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended (the "Companies Law"), we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolution have, by our signature below, unanimously consented to the resolution below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8) of the Companies Law, and have, by our signature below, unanimously passed the resolution with intent that it shall take effect as a special resolution of the Company on the date on which the last of the members below signs:

SPECIAL RESOLUTION

THAT subject to the approval of the Royal Court, the sum of US$550,000,000 standing to the credit of the share premium account of the Company at the date of this resolution be cancelled in accordance with the Companies (Guernsey) Law, 1994 (as amended) and the amount of the share premium so cancelled be credited as a distributable reserve to be established in the books of account of the Company which shall be able to be applied in any manner in which the Company's profits available for distribution are able to be applied, including the payment of dividends.

David Fitzgerald.
Dated..............................2007

Robert Edward Hodges
Dated..............................2007

Gregor Andreas Philipp Böhm.
Dated..............................2007

Eric Sasson
Dated..............................2007

Jean-Pierre Millet.
Dated..............................2007

Wolfgang Hanreider
Dated 9/3/07..............2007

This written resolution may consist of several instruments in the same form, each signed by or on behalf of one or more members

CARLYLE CAPITAL CORPORATION LIMITED

Company No. 45403 (the "Company")

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended (the "Companies Law"), we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolution have, by our signature below, unanimously consented to the resolution below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8) of the Companies Law, and have, by our signature below, unanimously passed the resolution with intent that it shall take effect as a special resolution of the Company on the date on which the last of the members below signs:

SPECIAL RESOLUTION

THAT subject to the approval of the Royal Court, the sum of US$550,000,000 standing to the credit of the share premium account of the Company at the date of this resolution be cancelled in accordance with the Companies (Guernsey) Law, 1994 (as amended) and the amount of the share premium so cancelled be credited as a distributable reserve to be established in the books of account of the Company which shall be able to be applied in any manner in which the Company's profits available for distribution are able to be applied, including the payment of dividends.

David Fitzgerald Dated 28 FEBRUARY 2007	Robert Edward Hodges Dated............................2007
Gregor Andreas Philipp Böhm. Dated............................2007	Eric Sasson Dated............................2007
Jean-Pierre Millet. Dated............................2007	Wolfgang Hanreider Dated............................2007

This written resolution may consist of several instruments in the same form, each signed by or on behalf of one or more members

GREFFE ROYAL COURT
17 MAY 2007
45403
GUERNSEY

RECEIVED

CARLYLE CAPITAL CORPORATION LIMITED

Company No. 45403 (the "Company")

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended (the "Companies Law"), we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolutions have, by our signature below, unanimously consented to the resolutions below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8) of the Companies Law, and have, by our signature below, unanimously passed the resolutions with intent that they shall take effect as an ordinary resolution and a special resolution of the Company respectively on the date on which the last of the members below signs.

ORDINARY RESOLUTION

THAT the authorised share capital of the Company be increased from US$300,001 divided into 100 voting shares ("A" Shares) of US$0.01 each and 30,000,000 non-voting shares ("B" Shares) of US$0.01 each to US$5,000,001 divided into 100 voting shares ("A" Shares) of US$0.01 each and 500,000,000 non-voting shares ("B" Shares) of US$0.01 each.

SPECIAL RESOLUTION

THAT the Articles of Association in the form attached to this written resolution be adopted in place of the Company's current Articles of Association.

David Fitzgerald
Dated..........................2007

Robert Edward Hodges
Dated..........................2007

Gregor Andreas Philipp Böhm
Dated..........................2007

Eric Sasson
Dated..........................2007

Jean-Pierre Millet
Dated..........................2007

Wolfgang Hanreich
Dated..........................2007

This written resolution may consist of several instruments in the same form, each signed by or on behalf of one or more members.

Document Fees
Duty 4163 : 25
Reg. 20 : 00
Court :
4183 : 25

17-05-07 1

£4183.25

CARLYLE CAPITAL CORPORATION LIMITED

Company No. 45403 (the "Company")

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended (the "Companies Law"), we, being all of the members of the Company entitled to receive notice of, and to attend and vote at a general meeting of the Company in respect of the following resolutions have, by our signature below, unanimously consented to the resolutions below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8) of the Companies Law, and have, by our signature below, unanimously passed the resolutions with intent that they shall take effect as an ordinary resolution and a special resolution of the Company respectively on the date on which the last of the members below signs.

ORDINARY RESOLUTION

THAT the authorised share capital of the Company be increased from US$100,001 divided into 100 voting shares ("A" Shares) of US$0.01 each and 10,000,000 non-voting shares ("B" Shares) of US$0.01 each to US$5,000,001 divided into 100 voting shares ("A" Shares) of US$0.01 each and 500,000,000 non-voting shares ("B" Shares) of US$0.01 each.

SPECIAL RESOLUTION

THAT the Articles of Association in the form attached to this written resolution be adopted in place of the Company's current Articles of Association.

David Fitzgerald
Dated.................................2007

Robert Edward Hodges
Dated.................................2007

Gregor Andreas Philipp Bollag
Dated.................................2007

Eric Sasson
Dated.................................2007

Jean-Pierre Millet
Dated......................................2007

Wolfgang Hanseider
Dated.................................2007

This written resolution may consist of several instruments in the same form, each signed by or on behalf of one or more members

[illegible]

CARLYLE CAPITAL CORPORATION LIMITED

Company No. 45403 (the "Company")

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended (the "Companies Law"), we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolutions have, by our signature below, unanimously consented to the resolutions below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8) of the Companies Law, and have, by our signature below, unanimously passed the resolutions with intent that they shall take effect as an ordinary resolution and a special resolution of the Company respectively on the date on which the last of the members below signs.

ORDINARY RESOLUTION

THAT the authorised share capital of the Company be increased from US$300,001 divided into 100 voting shares ("A" Shares) of US$0.01 each and 30,000,000 non-voting shares ("B" Shares) of US$0.01 each to US$5,000,001 divided into 100 voting shares ("A" Shares) of US$0.01 each and 500,000,000 non-voting shares ("B" Shares) of US$0.01 each.

SPECIAL RESOLUTION

THAT the Articles of Association in the form attached to this written resolution be adopted in place of the Company's current Articles of Association.

David Fitzgerald Dated..........................2007	Robert Edward Hodges Dated.....3 Nov........2007
Gregor Andreas Philipp Böhm Dated..........................2007	Eric Sasson Dated..........................2007
Jean-Pierre Millet Dated..........................2007	Wolfgang Hanreider Dated..........................2007

This written resolution may consist of several instruments in the same form, each signed by or on behalf of one or more members.

[illegible]

CARLYLE CAPITAL CORPORATION LIMITED

Company No. 45403 (the "Company")

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended (the "Companies Law"), we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolutions have, by our signature below, unanimously consented to the resolutions below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8) of the Companies Law, and have, by our signature below, unanimously passed the resolutions with intent that they shall take effect as an ordinary resolution and a special resolution of the Company respectively on the date on which the last of the members below signs:

ORDINARY RESOLUTION

THAT the authorised share capital of the Company be increased from US$300,001 divided into 100 voting shares ("A" Shares) of US$0.01 each and 30,000,000 non-voting shares ("B" Shares) of US$0.01 each to US$5,000,001 divided into 100 voting shares ("A" Shares) of US$0.01 each and 500,000,000 non-voting shares ("B" Shares) of US$0.01 each.

SPECIAL RESOLUTION

THAT the Articles of Association in the form attached to this written resolution be adopted in place of the Company's current Articles of Association.

David Fitzgerald Dated..........................2007	Robert Edward Hodges Dated..........................2007
Gregor Andreas Philipp Böhm Dated..........................2007	Eric Sasson Dated....3....May.......2007
Jean-Pierre Millet Dated..........................2007	Wolfgang Hanreder Dated..........................2007

This written resolution may consist of several instruments in the same form, each signed by or on behalf of one or more members

Initial

CARLYLE CAPITAL CORPORATION LIMITED

Company No. 45403 (the "Company")

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended (the "Companies Law"), we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolutions have, by our signature below, unanimously consented to the resolutions below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8) of the Companies Law, and have, by our signature below, unanimously passed the resolutions with intent that they shall take effect as an ordinary resolution and a special resolution of the Company respectively on the date on which the last of the members below signs:

ORDINARY RESOLUTION

THAT the authorised share capital of the Company be increased from US$300,001 divided into 100 voting shares ("A" Shares) of US$0.01 each and 30,000,000 non-voting shares ("B" Shares) of US$0.01 each to US$5,000,001 divided into 100 voting shares ("A" Shares) of US$0.01 each and 500,000,000 non-voting shares ("B" Shares) of US$0.01 each.

SPECIAL RESOLUTION

THAT the Articles of Association in the form attached to this written resolution be adopted in place of the Company's current Articles of Association.

David Fitzgerald
Dated.............................2007

Robert Edward Hedges
Dated.............................2007

Gregor Andreas Philipp Böhm
Dated.............................2007

Eric Sasson
Dated.............................2007

Jean-Pierre Millet
Dated.............................2007

Wolfgang Hanrieder
Dated. 8/May/07 ...2007

This written resolution may consist of several instruments in the same form, each signed by or on behalf of one or more members.

15731134

CARLYLE CAPITAL CORPORATION LIMITED

Company No. 45403 (the "Company")

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended (the "Companies Law"), we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolutions have, by our signature below, unanimously consented to the resolutions below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8) of the Companies Law, and have, by our signature below, unanimously passed the resolutions with intent that they shall take effect as a special resolution and an ordinary resolution of the Company respectively on the date on which the last of the members below signs:

SPECIAL RESOLUTION

PURCHASE OF OWN SHARES:

THAT, the Company be authorised in accordance with The Companies (Purchase of Own Shares) Ordinance, 1998 to purchase (by way of exchange or conversion of a note or otherwise) from Carlyle Capital Cayman, Ltd. up to 15% of the total number of Class B Shares sold by the Company and the selling shareholders (excluding any Class B Shares sold pursuant to an option to cover over-allotments) in the global offering of Class B Shares contemplated by the Company's preliminary offering memorandum, dated May 9, 2007, as it may be amended and supplemented from time to time, in accordance with a contract whose terms we hereby approve and that such authority shall expire at the annual general meeting of the Company in 2008 unless such authority is varied, revoked or renewed prior to such date by a special resolution of the Company.

David Fitzgerald Dated..........2007	Robert Edward Hodges Dated..........2007
Gregor Andreas Philipp Böhm Dated..........2007	Eric Sasson Dated..........2007
Jean-Pierre Millet Dated..........2007	Wolfgang Hanreider Dated..........2007

This written resolution may consist of several instruments in the same form, each signed by or on behalf of one or more members

1582524v1

25-06-07 1 *15.0001

CARLYLE CAPITAL CORPORATION LIMITED

Company No. 45403 (the "Company")

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended (the "**Companies Law**"), we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolutions have, by our signature below, unanimously consented to the resolutions below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8) of the Companies Law, and have, by our signature below, unanimously passed the resolutions with intent that they shall take effect as a special resolution and an ordinary resolution of the Company respectively on the date on which the last of the members below signs:

SPECIAL RESOLUTION

PURCHASE OF OWN SHARES:

THAT, the Company be authorised in accordance with The Companies (Purchase of Own Shares) Ordinance, 1998 to purchase (by way of exchange or conversion of a note or otherwise) from Carlyle Capital Cayman, Ltd. up to 15% of the total number of Class B Shares sold by the Company and the selling shareholders (excluding any Class B Shares sold pursuant to an option to cover over-allotments) in the global offering of Class B Shares contemplated by the Company's preliminary offering memorandum, dated May 9, 2007, as it may be amended and supplemented from time to time, in accordance with a contract whose terms we hereby approve and that such authority shall expire at the annual general meeting of the Company in 2008 unless such authority is varied, revoked or renewed prior to such date by a special resolution of the Company.

David Fitzgerald
Dated............................2007

Robert Edward Hodges
Dated............................2007

Gregor Andreas Philipp Bohm
Dated............................2007

Eric Sasson
Dated............................2007

Jean-Pierre Millet
Dated............................2007

Wolfgang Hanreider
Dated............................2007

This written resolution may consist of several instruments in the same form, each signed by or on behalf of one or more members

1582524v1

CARLYLE CAPITAL CORPORATION LIMITED

Company No. 45403 (the "Company")

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended (the "**Companies Law**"), we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolutions have, by our signature below, unanimously consented to the resolutions below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8) of the Companies Law, and have, by our signature below, unanimously passed the resolutions with intent that they shall take effect as a special resolution and an ordinary resolution of the Company respectively on the date on which the last of the members below signs:

SPECIAL RESOLUTION

PURCHASE OF OWN SHARES:

THAT, the Company be authorised in accordance with The Companies (Purchase of Own Shares) Ordinance, 1998 to purchase (by way of exchange or conversion of a note or otherwise) from Carlyle Capital Cayman, Ltd. up to 15% of the total number of Class B Shares sold by the Company and the selling shareholders (excluding any Class B Shares sold pursuant to an option to cover over-allotments) in the global offering of Class B Shares contemplated by the Company's preliminary offering memorandum, dated May 9, 2007, as it may be amended and supplemented from time to time, in accordance with a contract whose terms we hereby approve and that such authority shall expire at the annual general meeting of the Company in 2008 unless such authority is varied, revoked or renewed prior to such date by a special resolution of the Company.

David Fitzgerald
Dated..............................2007

Robert Edward Hodges
Dated 16 May..............2007

Gregor Andreas Philipp Böhm
Dated..............................2007

Eric Sasson
Dated..............................2007

Jean-Pierre Millet
Dated..............................2007

Wolfgang Hanreider
Dated..............................2007

This written resolution may consist of several instruments in the same form, each signed by or on behalf of one or more members

1582524v1

CARLYLE CAPITAL CORPORATION LIMITED

Company No. 45403 (the "Company")

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended (the "Companies Law"), we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolutions have, by our signature below, unanimously consented to the resolutions below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8) of the Companies Law, and have, by our signature below, unanimously passed the resolutions with intent that they shall take effect as a special resolution and an ordinary resolution of the Company respectively on the date on which the last of the members below signs:

SPECIAL RESOLUTION

PURCHASE OF OWN SHARES:

THAT, the Company be authorised in accordance with The Companies (Purchase of Own Shares) Ordinance, 1998 to purchase (by way of exchange or conversion of a note or otherwise) from Carlyle Capital Cayman, Ltd. up to 15% of the total number of Class B Shares sold by the Company and the selling shareholders (excluding any Class B Shares sold pursuant to an option to cover over-allotments) in the global offering of Class B Shares contemplated by the Company's preliminary offering memorandum, dated May 9, 2007, as it may be amended and supplemented from time to time, in accordance with a contract whose terms we hereby approve and that such authority shall expire at the annual general meeting of the Company in 2008 unless such authority is varied, revoked or renewed prior to such date by a special resolution of the Company.

David Fitzgerald
Dated:..........................2007

Robert Edward Hodges
Dated:..........................2007

Gregor Andreas Philipp Böhm
Dated:..........................2007

Eric Sasson
Dated: 23 / 05 / 2007

Jean-Pierre Millet
Dated:..........................2007

Wolfgang Hanreider
Dated:..........................2007

This written resolution may consist of several instruments in the same form, each signed by or on behalf of one or more members

15E2524v1

CARLYLE CAPITAL CORPORATION LIMITED

Company No. 45403 (the "Company")

In accordance with section 73A of the Companies (Guernsey) Laws 1994 to 1996, as amended (the "**Companies Law**"), we, being all of the members of the Company entitled to receive notice of, and to attend and vote at, a general meeting of the Company in respect of the following resolutions have, by our signature below, unanimously consented to the resolutions below being circulated for signature without prior notice, pursuant to the provisions of section 73A(8) of the Companies Law, and have, by our signature below, unanimously passed the resolutions with intent that they shall take effect as a special resolution and an ordinary resolution of the Company respectively on the date on which the last of the members below signs:

SPECIAL RESOLUTION

PURCHASE OF OWN SHARES:

THAT, the Company be authorised in accordance with The Companies (Purchase of Own Shares) Ordinance, 1998 to purchase (by way of exchange or conversion of a note or otherwise) from Carlyle Capital Cayman, Ltd. up to 15% of the total number of Class B Shares sold by the Company and the selling shareholders (excluding any Class B Shares sold pursuant to an option to cover over-allotments) in the global offering of Class B Shares contemplated by the Company's preliminary offering memorandum, dated May 9, 2007, as it may be amended and supplemented from time to time, in accordance with a contract whose terms we hereby approve and that such authority shall expire at the annual general meeting of the Company in 2008 unless such authority is varied, revoked or renewed prior to such date by a special resolution of the Company.

David Fitzgerald.
Dated...............................2007

Robert Edward Hodges
Dated...............................2007

Gregor Andreas Philipp Böhm.
Dated...............................2007

Eric Sasson
Dated...............................2007

Jean-Pierre Millet.
Dated...............................2007

[signature]
Wolfgang Hanrieder
Dated...May 23.......2007

This written resolution may consist of several instruments in the same form, each signed by or on behalf of one or more members

1582524v1

RECEIVED

GREFFE
ROYAL COURT
31 OCT 2006
GUERNSEY

Mourant

Mourant International
Finance Administration

PO Box 543
First Floor
Dorey Court
Admiral Park
St Peter Port
Guernsey
GY1 6HJ

T +44(0)1481 715 601
F +44(0)1481 715 602
www.mourant.com

Mourant du Feu & Jeune
Legal Services

Mourant International
Finance Administration

Mourant Privat Wealth

BY HAND

26 October 2006

H M Greffier
Royal Court House
St Peter Port
Guernsey
GY1 2PB

Our ref: 2025282/538940v1

Dear Sirs

Carlyle Capital Corporation Limited (the "Company") – Share Allotment
Registered Number: 45403

Please be advised that the Company allotted the following shares on 4 October 2006:

Share Holder	Number of Shares	Nominal Value of Shares
David Fitzgerald	1 "A" Share	USD 0.01
Robert E. Hodges	1 "A" Share	USD 0.01
Gregor A. P. Böhm	1 "A" Share	USD 0.01
Eric E. Sasson	1 "A" Share	USD 0.01

Enclosed is a cheque in the sum of £10 for the filing fee.

Should you have any queries, please do not hesitate to contact us.

Yours faithfully,

Robert Brown
For and on behalf of Mourant Guernsey Limited
as Company Secretary

Enc.

51-191563

RECEIVED

BY HAND

GREFFE ROYAL COURT -9 MAR 2007 GUERNSEY

Mourant

Mourant International Finance Administration

Mourant Guernsey Limited
PO Box 543
First Floor
Dorey Court
Admiral Park
St Peter Port
Guernsey GY1 6HJ
Channel Islands

T +44 (0)1481 715 601
F +44 (0)1481 715 602
www.mourant.com

09 March 2007

H M Greffier
Royal Court House
St Peter Port
Guernsey
GY1 2PB

Dear Sirs,

Carlyle Capital Corporation Limited (the "Company") – Share Allotment
Registered Number: 45403

Please be advised that the Company allotted the following shares on 28 February 2007:

"B" Shares Share Holder	Number of Shares	Nominal Value of Shares
Amzak	250,000	USD 0.01
Archangel Michael Foundation	100,000	USD 0.01
Barcel Corporation	150,000	USD 0.01
Bear Stearns on behalf of Moonmouth Company S.A.	3,000,000	USD 0.01
Bhupendra B. Patel	50,000	USD 0.01
BNA	5,000,000	USD 0.01
California Public Employee Retirement System	1,250,000	USD 0.01
Chiming Tse	50,000	USD 0.01
Citadel	1,000,000	USD 0.01
Citco Global Custody NV Ref UBS AG Zurich (Peace Investment Ltd.)	250,000	USD 0.01
David & Diane Florsheim 1997 Revocable Trust	50,000	USD 0.01
David Guillon	50,000	USD 0.01
Davington Company Limited	500,000	USD 0.01
Davos Limited	125,000	USD 0.01
Doric Investments, Inc.	50,000	USD 0.01
Fielding Holdings Limited	250,000	USD 0.01
France Essor	150,000	USD 0.01
Front Street Capital	146,400	USD 0.01
Goel Family Partnership	50,000	USD 0.01
Hakan Sokmensuer	50,000	USD 0.01
Hamjass	250,000	USD 0.01
HBK Investment Corporation	150,000	USD 0.01
Inchon Ltd	50,000	USD 0.01
International Publishing Holding, Inc.	75,000	USD 0.01
Irrevocable Trust dtd 7/1/93 FBO Kevin Morgan	62,500	USD 0.01

Jaldah Motors and Trading Company	50,000	USD 0.01
K&AM Investors II, LP	62,500	USD 0.01
Katsura, S.A.	150,000	USD 0.01
Kruger, Inc. Master Trust	250,000	USD 0.01
Lanai Living Trust dtd May 9, 2006	1,000,000	USD 0.01
LexMap, LLC	50,000	USD 0.01
Maniro Ltd	1,500,000	USD 0.01
National Industries Group Holding	674,600	USD 0.01
Total	**16,846,000**	

Enclosed is a cheque in the sum of £10 for the filing fee.

Should you have any queries, please do not hesitate to contact us.

Yours faithfully,

Robert Brown
For and on behalf of Mourant Guernsey Limited
as Company Secretary of **Carlyle Capital Corporation Limited**

CARLYLE CAPITAL
CORPORATION LIMITED

PO Box 543 • 1st Floor, Dorey Court • Admiral Park, St. Peter Port • Guernsey GY1 6HJ • Channel Islands • Tel: +44 1481 715601

July 20, 2007

Dear Shareholder,

We are pleased to announce that Carlyle Capital Corporation Limited ("CCC") has successfully listed its Class B shares on the Euronext Amsterdam N.V. We would like to take this opportunity to once again thank you for your continued support and to inform you of some changes in our investor relations services now that we are a publicly traded company.

First, we will no longer be posting information on Carlyle's DMLT website. Going forward, please use CCC's website located at www.carlylecapitalcorp.com. We intend to post a monthly report of our operations, our quarterly and annual financial statements and other information material to investors and required by applicable law.

Next, to keep you informed of the performance of CCC and its investment portfolio, we intend to hold quarterly earnings calls. These calls will discuss our performance for the previous quarter and serve as a forum for you and our research analysts to pose questions to CCC's management. We will also be holding an annual meeting of shareholders to keep you apprised of recent developments. Notices of such calls and meetings will be posted on our website.

If you have questions about your investment in CCC, please contact John Stomber, CEO, President and CIO, or William Greenwood, Chief Dealer, as they will be in the best position to address your questions. Please note that applicable laws may restrict the information that we may provide, but we will provide as much information as we can in a timely manner.

Sincerely,

John C. Stomber

CARLYLE CAPITAL
CORPORATION LIMITED

Investor Conference Presentation

James H. Hance, Jr., Senior Advisor, The Carlyle Group
John C. Stomber, Managing Director, The Carlyle Group

Forward-Looking Statements

CARLYLE CAPITAL
CORPORATION LIMITED

- Certain statements made during this presentation are forward-looking and are subject to risks and uncertainties
- The forward-looking statements are made based on our beliefs, assumptions and expectations of future performance taking into account all information currently available to us
- Actual results could differ materially from the forward-looking statements made during this presentation
- When we use the words "believe," "expect," "anticipate," "plan," "will," "intend," "project," or other similar expressions, we are identifying forward-looking statements
- We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

Presenters

CARLYLE CAPITAL
CORPORATION LIMITED

James H. Hance, Jr.

Director and Chairman of the Board of Directors
Carlyle Capital Corporation Limited

John C. Stomber

CEO, President, & CIO
Carlyle Capital Corporation Limited

Agenda

CARLYLE CAPITAL
CORPORATION LIMITED

- Chairman's Remarks
- Market Overview: What happened and where we are today
- Near-term strategy: Preserve investor capital and bolster liquidity cushion
- Long-term strategy and Outlook: Achieve stable returns

Chairman's Remarks

CARLYLE CAPITAL
CORPORATION LIMITED

- RMBS Owned: $22,858 bil
  - Credit Rating: 100% AAA U.S. Agency floating rate capped securities issued by Fannie Mae and Freddie Mac that enjoy the implied guaranty of the U.S. government.
  - Spread Duration: 3.5 yrs
  - Interest Rate Duration: 1.5 yrs
  - Average Life: 4.9 yrs
- Repurchase Agreements (Repos): $21,900 bil
- The Carlyle Group Unsecured Loan: $100 mil
- Capital (excluding Fair Value Adjustments): $918 mil
- Current CCC Stock Price: $15.00/Class B share as of 9-10-07

Securities are worth 100 cents on the dollar at maturity.

We need to address our funding source for RMBS and further diversify the portfolio.

Market Conditions

CARLYLE CAPITAL
CORPORATION LIMITED

10 Year U.S. Treasury Yield



Yield (%)
5.40
5.30
5.20
5.10
5.00
4.90
4.80
4.70
4.60
4.50
4.40
09/04/06
10/04/06
11/04/06
12/04/06
01/04/07
02/04/07
03/04/07
04/04/07
05/04/07
06/04/07
07/04/07
08/04/07
09/04/07

Our securities are affected by the level of rates.

Rates have come down which is a positive to value.

* Source: Bloomberg

Market Conditions (cont.)

CARLYLE CAPITAL
CORPORATION LIMITED

5 Year Cap Volatility



Yield (%)
24
22
20
18
16
14
12
9/5/2006
9/19/2006
10/3/2006
10/17/2006
10/31/2006
11/14/2006
11/28/2006
12/12/2006
12/26/2006
1/9/2007
1/23/2007
2/6/2007
2/20/2007
3/6/2007
3/20/2007
4/3/2007
4/17/2007
5/1/2007
5/15/2007
5/29/2007
6/12/2007
6/26/2007
7/10/2007
7/24/2007
8/7/2007
8/21/2007

But, volatility, which also affects the value of the embedded cap in our securities, has skyrocketed - a negative to value.

This level of volatility is historically unsustainable.

* Source: Bloomberg

Market Conditions (cont.)

CARLYLE CAPITAL
CORPORATION LIMITED

U.S. 5 Year Credit Default Swap 'CDX Series 8 Crossover' Index



Spread (bps)
375
350
325
300
275
250
225
200
175
150
125
3/21/2007
3/28/2007
4/4/2007
4/11/2007
4/18/2007
4/25/2007
5/2/2007
5/9/2007
5/16/2007
5/23/2007
5/30/2007
6/6/2007
6/13/2007
6/20/2007
6/27/2007
7/4/2007
7/11/2007
7/18/2007
7/25/2007
8/1/2007
8/8/2007
8/15/2007
8/22/2007
8/29/2007

Credit spreads for BB/Borderline Investment Grade rated companies have risen sharply.

* Source: Bloomberg

CARLYLE CAPITAL
CORPORATION LIMITED

Our Strategy for Dealing with the Market Liquidity Crisis:

Preserve Investor's Capital

Our Strategy for Dealing with the Market Liquidity Crisis

CARLYLE CAPITAL
CORPORATION LIMITED

STEPS TAKEN

- $100 mil unsecured note from The Carlyle Group
- Sold all bank loans raising $100 mil of capital. This resulted in an approximately $44 mil loss. The Carlyle Group provided a $100 mil credit facility to bridge between trade date & settlement date - facility currently not drawn. Total Income for the first six months was $33.4 mil
- Sold $60 mil of CLOs & Mezzanine debt to The Carlyle Group at cost
- The Carlyle Group assumed our commitment to fund $75 mil to one of The Carlyle Group's distressed debt investment funds
- Affirmed with certain of our lenders collateral levels that reflect the high quality of our AAA-rated U.S. Agency floating rate capped securities issued by Fannie Mae and Freddie Mac

Our Strategy for Dealing with the Market Liquidity Crisis

CARLYLE CAPITAL
CORPORATION LIMITED

RESULTS

- Securities with credit risk have been sold
- Portfolio is now effectively 100% AAA-rated U.S. Agency floating rate capped securities issued by Fannie Mae & Freddie Mac - these securities enjoy the implied guaranty of the U.S. government
- We have affirmed our financing for AAA-rated U.S. Agency floating rate capped securities issued by Fannie Mae and Freddie Mac to bridge this turbulent period

Liquidity Cushion: What Went Right? What Went Wrong?

CARLYLE CAPITAL
CORPORATION LIMITED

- What Went Right?
  - The price movements of the AAA-rated U.S. Agency floating rate capped securities issued by Fannie Mae and Freddie Mac portfolio were within a 20% liquidity cushion safety factor
  - The selection of securities in our portfolio allowed us to preserve investors capital during this volatile period

Liquidity Cushion:
What Went Right? What Went Wrong?

CARLYLE CAPITAL
CORPORATION LIMITED

- What Went Wrong? - Liquidity Cushion wasn't large enough
  - CCC's required repo margin (haircut) of 2% with daily margin call covers a 48 bps overnight movement in spreads. The largest overnight movement during this crisis was 9.2 bps. A 2% haircut was the market standard for AAA-rated U.S. floating rate capped securities issued by Fannie Mae and Freddie Mac.
  - Dealers raised their margin requirement (haircut) towards 3%. An 1% increase in margin on $22.5 bil is $225 mil of extra margin. 3% covers a 72 bps overnight movement of spreads for AAA-rated U.S. floating rate capped securities issued by Fannie Mae and Freddie Mac.
  - Dealers became ultra-conservative and marked our AAA-rated U.S. floating rate capped securities issued by Fannie Mae and Freddie Mac 10-15 bps higher than where new trades were being done.

CCC's Business Model: Historic

CARLYLE CAPITAL
CORPORATION LIMITED

- This was our Historic Model. The Liquidity Cushion at a minimum of 20% was not sufficient coverage for the recent credit market crisis.

Historic Model

	Spread	Leverage
Bank Loans	230	8x
RMBS [2]	38	37x

Liquidity Cushion	21%
Net ROE Target	13%
Dividend [1]	11%

Capital Allocation

Bank Loans	24%
RMBS [2]	55%
Liquidity Cushion	21%

(1) Includes dilution of share grants. Subject to board approval
(2) AAA-rated U.S. Agency floating rate capped securities issued by Fannie Mae and Freddie Mac

CCC Business Model: Illustrated for a Higher Liquidity Cushion

CARLYLE CAPITAL
CORPORATION LIMITED

This revised model still provides an attractive and stable return at a 40% Liquidity Cushion. There will be additional changes to broaden diversification & reduce funding risk.

LOW SPREADS

Historic Model @ 10.9% ROE Target

	Spread	Leverage
Bank Loans	230	8x
RMBS (2)	38	25x

Liquidity Cushion	40%
Net ROE Target	10.9%
Dividend (1)	9.2%

Capital Allocation

Bank Loans	25%
RMBS (2)	35%
Liquidity Cushion	40%

HIGH SPREADS

Model @ Today's Spreads

	Spread	Leverage
Bank Loans	350	8x
RMBS (2)	71	25x

Liquidity Cushion	40%
Net ROE Target	16.6%
Dividend (1)	14.1%

Capital Allocation

Bank Loans	25%
RMBS (2)	35%
Liquidity Cushion	40%

The future of CCC lies between a 40% Liquidity Cushion and a 9.2% dividend yield in a low spread environment and a higher dividend yield in an environment like today where spreads are at extremely high levels.

(1) Includes dilution of share grants. Subject to board approval
(2) AAA-rated U.S. Agency floating rate capped securities issued by Fannie Mae and Freddie Mac

Moving Forward

CARLYLE CAPITAL
CORPORATION LIMITED

- We will employ less leverage
- We will have more diversified asset classes
- Improving and stabilizing funding sources
- We are in position to weather today's market crisis
  - We know that AAA-rated U.S. Agency floating rate capped securities issued by Fannie Mae and Freddie Mac are worth 100 cents on the dollar at maturity

Summary

CARLYLE CAPITAL
CORPORATION LIMITED

- Managing through an extremely volatile market
- Taken steps to preserve investor capital
- Future business model will include a higher liquidity cushion
- Focus on continued improvement of funding sources
- Continued long-term focus on providing shareholders with a stable rate of return
- As mentioned on our Analyst Call, the 3rd Quarter dividend is unlikely, while the 4th quarter dividend is a strong possibility, subject to Board approval

CARLYLE CAPITAL

www.carlylecapitalcorp.com

CARLYLE CAPITAL

CORPORATION LIMITED

www.carlylecapitalcorp.com

CARLYLE CAPITAL
CORPORATION LIMITED

Investor Conference Presentation

James H. Hance, Jr., Chairman of the Board
Carlyle Capital Corporation Limited

John C. Stomber, CEO, President & CIO
Carlyle Capital Corporation Limited

November 20, 2007

Forward-Looking Statements

- Certain statements made during this presentation are forward-looking & are subject to risks & uncertainties
- The forward-looking statements are made based on our beliefs, assumptions & expectations of future performance taking into account all information currently available to us
- Actual results could differ materially from the forward-looking statements made during this presentation
- When we use the words "believe," "expect," "anticipate," "plan," "will," "intend," "project," or other similar expressions, we are identifying forward-looking statements
- We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise
- This presentation does not, and shall not, in any circumstances, constitute or form part of any offer or solicitation to purchase or subscribe for securities in France or in any jurisdiction.

CARLYLE CAPITAL
CORPORATION LIMITED

Presenters

James H. Hance, Jr.
Chairman of the Board of Directors
Carlyle Capital Corporation Limited

John C. Stomber
CEO, President, & CIO
Carlyle Capital Corporation Limited

CARLYLE CAPITAL
CORPORATION LIMITED

Agenda

- Review of Third Quarter
- Market Overview – What happened in the Markets? Where do we see the Markets going?
- Short Term Objective – Preserve Shareholder Capital
- Long Term Objective – Achieve Targeted Returns

CARLYLE CAPITAL
CORPORATION LIMITED

Review of the Third Quarter Earnings (1)

	Q3 2007 (millions)	YTD 2007 (millions)
IFRS Net Loss	(34.2)	(0.8)
Share-based compensation expense	11.8	11.8
Adjusted net (loss) income	(22.4)	11.0
Realized loss on disposition of bank loan portfolio (sales subsequent to August 22)	45.0	45.0
Write-off of financing costs	4.1	4.1
***Pro Forma* Earnings[2]**	**26.7**	**60.1**

(1) For a more complete discussion of earnings, see the Company's September 30, 2007 quarterly reporting package available from the Company website.

(2) Does not include any incentive fee or additional management fee that may have been payable to The Carlyle Group pursuant to the terms of our investment management agreement.

Pro Forma Earnings[2] of $26.7 mil may have resulted in Q3 Net ROE of 11.6% and a fully diluted dividend yield of 9.8% at $19 / share and 90% payout.

CARLYLE CAPITAL CORPORATION LIMITED

What happened in the markets?

Where do we see the markets going?

CARLYLE CAPITAL
CORPORATION LIMITED

The avalanche of paper from broken ABCP programs created a supply/demand imbalance


Outstanding Commercial Paper (Weekly)
1/3/01 to 11/7/07
($ bil)
1,190
1,090
990
890
790
690
590
490
2001
2002
2003
2004
2005
2006
2007
— ABCP Outstanding, SA

Source: Federal Reserve Board: Commercial Paper Rates & Outstandings

Date	ABCP Outstanding	Change
July 31	$ 1,174.3 billion	
August 31	$ 979.5 billion	($ 194.8 billion)
September 30	$ 924.9 billion	($ 54.6 billion)
October 31	$ 874.7 billion	($ 50.2 billion)
November 7	$845.2 billion	($29.5 billion)
	Total	($329.1 billion)

CARLYLE CAPITAL CORPORATION LIMITED

The Five Factors that affect the price of AAA-rated U.S. Agency Floating Rate Capped Mortgage-Backed Securities

Component	Change	Price Effect
Swap Rates	Lower	Increase
Curve Slope	Steeper	Decrease
Prepayment Speeds	Higher	Increase
Volatility	Higher	Decrease
Option Adjusted Spread	Wider	Decrease

Primary Drivers

CARLYLE CAPITAL CORPORATION LIMITED

Volatility



Libor Cap Implied Volatility
5 Yr Term
11/3/06 to 11/2/07
High: 23.26% (9/10/07)
Low: 13.55% (6/11/07)
IPO: 15.17% (7/3/07)
% Black Vol
23
21
19
17
15
13
CCC IPO
11/3/2006
11/17/2006
12/1/2006
12/15/2006
12/29/2006
1/12/2007
1/26/2007
2/9/2007
2/23/2007
3/9/2007
3/23/2007
4/6/2007
4/20/2007
5/4/2007
5/18/2007
6/1/2007
6/15/2007
6/29/2007
7/13/2007
7/27/2007
8/10/2007
8/24/2007
9/7/2007
9/21/2007
10/5/2007
10/19/2007
11/2/2007
Source: Bloomberg
Libor Cap Implied Volatility (5 Year Term

Along with Option Adjusted Spread (OAS), volatility is one of the primary drivers of the value of AAA Agency capped floaters. During the quarter, volatility increased significantly, depressing the value of our securities. For a 1% change in cap implied volatility, our portfolio changes in market value by approximately $30-40 mil, depending on level of rates and volatility.

Option Adjusted Spread

Agency Debenture Spread to Swaps
(as of October 31, 2007)

Current 5-YR Agency Debenture	Asset Swap Level
Fannie Mae 4 3/4 11/12	LIBOR - 15.5 bps
Freddie Mac 4 5/8 10/12	LIBOR - 15.6 bps

Source: Lehman Brothers

5 year plain vanilla Fannie Mae & Freddie Mac debentures swapped to floating rate trade at Libor minus 15.5 bps & Libor minus 15.6 bps, respectively. These plain vanilla Fannie Mae & Freddie Mac debentures allow a direct comparison to Option Adjusted Spread levels on AAA Agency capped floaters.

Option Adjusted Spread

Fannie Mae RMBS Floater & Fannie Mae Debenture Swapped to 1 Month Libor



12/13/06 to 10/31/07
Weekly Data
LOAS (bp)
20
15
10
5
0
-5
-10
-15
-20
-25
12/13/2006
12/27/2006
1/10/2007
1/24/2007
2/7/2007
2/21/2007
3/7/2007
3/21/2007
4/4/2007
4/18/2007
5/2/2007
5/16/2007
5/30/2007
6/13/2007
6/27/2007
7/11/2007
7/25/2007
8/8/2007
8/22/2007
9/5/2007
9/19/2007
10/3/2007
10/17/2007
10/31/2007
Fannie 7% Capped CMO Floater
Fannie Debenture OAS

Source: Lehman Brothers, Morgan Stanley

OAS strips the value of the cap & any embedded options & allows comparison of our AAA Agency Floaters uncapped to plain vanilla Fannie Mae issued Fixed Rate debentures (which have the same credit risk & like maturity). AAA strip floaters are currently priced at Libor plus 13 bps, while Fannie debentures are priced at Libor minus 15 - this relationship is not expected to be sustained once the market normalizes.

The Five Factors = New Issue Spread

AAA Agency RMBS Capped CMO Floater Spreads (New Issue)


Floater Spreads
12/1/06 to 11/2/07
Basis Points
70
60
50
40
30
20
10
0
12/1/2006
12/15/2006
12/29/2006
1/12/2007
1/26/2007
2/9/2007
2/23/2007
3/9/2007
3/23/2007
4/6/2007
4/20/2007
5/4/2007
5/18/2007
6/1/2007
6/15/2007
6/29/2007
7/13/2007
7/27/2007
8/10/2007
8/24/2007
9/7/2007
9/21/2007
10/5/2007
10/19/2007
11/2/2007
CCC IPO
Agency MBS (New Issue) 7.0% Cap Floaters

Source: Carlyle

AAA Agency 7% capped floaters peaked in spread the third week of August. The last auction resulting from a broken ABCP program was on October 4 where approximately $400 mil was auctioned & were sold between 55-59 bps over Libor. New Issue spreads as of November 5 were at approximately 56 bps over Libor.

Net New Supply of Agency CMOs is Negative

Fixed & Floating Agency Supply	July		August		September		October	
	New	Pay Down	New	Pay Down	New	Pay Down	New	Pay Down
Freddie Mac	16.9	(9.7)	3.6	(8.6)	1.8	(8.3)	6.1	(6.3)
Fannie Mae	10.2	(5.7)	4.4	(5.3)	2.2	(5.1)	1.4	(4.3)
Net Supply	11.7		(5.9)		(9.4)		(3.1)	

Source: Bloomberg

Supply of New Issue Agency RMBS has fallen materially during the credit crisis. The reduced volume of new issuance would suggest that after the secondary overhang from liquidations of ABCP, SIV, & CDO vehicles is cleared, new issue spreads should firm.

Short Term Objective - Preserve Shareholder Capital

- In the short run, CCC has preserved shareholder equity by shrinking to our core portfolio of AAA US Agency floating rate capped securities.
- The securities are considered to have the implied guaranty of the US government and are expected to pay at par at maturity.
- We have re-negotiated and established new repo lines.
  - $3 billion of new lines established before September 30, 2007 which have been largely used to reduce concentrations with certain repo dealers
  - Since September 30, 2007, a new $2 billion line that is currently unutilized
  - Negotiating a new $2 billion 364 day repo line with locked-in economics - we expect it to become available during December

CARLYLE CAPITAL CORPORATION LIMITED

Long Term Objective - Achieve Targeted Returns

- CCC expects the value of our AAA Agency securities will recover as market conditions normalize and the liquidation of ABCP programs subsides
- CCC plans to reduce the amount of capital allocated to AAA US Agency securities and plans to develop additional term repo lines to manage our re-financing risk
- CCC plans to maintain a proportional larger liquidity portfolio to support our AAA Agency portfolio
- We believe the weakness in the US economy will extend well into 2008, providing opportunities to diversify and move back into attractively priced credit based securities/loans which we expect will lead to improved returns at CCC
- We expect to employ CLO technology to fund credit products - allowing CCC to match fund

We believe our short term strategy of preserving shareholder capital will be rewarded during 2008 as opportunities arise to diversify the portfolio and move towards our long term targeted dividend levels.

CARLYLE CAPITAL
CORPORATION LIMITED

www.carlylecapitalcorp.com

CARLYLE CAPITAL
CORPORATION LIMITED

INVESTMENT MANAGEMENT AGREEMENT

INVESTMENT MANAGEMENT AGREEMENT, dated September 20, 2006 (the "**Agreement**") between the Carlyle Capital Corporation Limited, a Guernsey limited company (the "**Fund**"), and Carlyle Investment Management L.L.C., a Delaware limited liability company ("**Carlyle**"). Except as otherwise expressly provided herein or unless the context otherwise requires, capitalized terms not otherwise defined herein shall have the meanings specified in the Preliminary Confidential Private Offering Memorandum of the Fund dated September 11, 2006 (the "**Memorandum**").

In consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is agreed by and between the parties hereto as follows:

Section 1. In General

The Fund hereby appoints Carlyle as its attorney-in-fact to act on its behalf pursuant to the terms of this Agreement and Carlyle agrees, all as more fully set forth herein, to act as the investment manager (and attorney-in-fact) to the Fund with respect to the investment of the Fund's assets and certain administrative and other acts as set forth in the Memorandum or as otherwise agreed to by the Fund and Carlyle for the period and on the terms set forth in this Agreement. In connection with such appointment, the Fund hereby ratifies, adopts and confirms in all respects all acts taken by Carlyle prior to the date of execution hereto to the extent that such acts would have permitted under this Agreement (had it then been in effect).

Section 2. Duties and Obligations of Carlyle

(a) Subject to the other provisions of this Agreement, Carlyle shall, in accordance with the Fund's investment objectives, policies, and restrictions as set forth in the Memorandum or as otherwise agreed to by the Fund and Carlyle from time to time, have the authority (i) to invest all of the Fund's assets and (ii) to perform certain administrative and other acts as set forth in the Memorandum. Subject to the foregoing, the authority granted hereby to Carlyle includes the power to engage in any other activity permitted by applicable law.

(b) Carlyle shall give the Fund the benefit of its best judgment and effort in rendering services hereunder, but Carlyle shall not be liable for any act or omission, error of judgment or mistake of law or for any loss suffered by the Fund in connection with matters to which this Agreement relates, except a loss resulting from willful misconduct or gross negligence (as determined in accordance with the laws of the State of Delaware) in the conduct of its duties under this Agreement.

(c) Carlyle may, on behalf of the Fund and in accordance with applicable law, purchase securities and other instruments in which the Fund may invest and sell such securities

and instruments to Carlyle or any of its affiliates. Where the consent of the Fund is required under Section 206(3) of the U.S. Investment Advisers Act of 1940, as amended (the "**Investment Advisers Act**"), or any other applicable law for any such transaction, such consent shall be given on behalf of the Fund in accordance with the Memorandum. Except to the extent required by applicable law, Carlyle or any affiliate of Carlyle with whom such transactions are placed shall not have any obligation to account to the Fund for brokerage fees or profits arising from such transactions.

(d) Nothing in this Agreement shall prevent Carlyle or any director, officer, member, employee, partner or affiliate thereof from acting as investment advisor for any other person, firm or corporation, or from engaging in any other lawful activity, and shall not in any way limit or restrict Carlyle or any of its directors, officers, members, employees, partners or affiliates from buying, selling or trading any securities for its or their own accounts or for the accounts of others for whom it or they may be acting; provided, however, that Carlyle will undertake no activities that, in its judgment, will adversely affect the performance of its obligations under this Agreement.

(e) Carlyle may perform its obligations hereunder itself, through its affiliates or by retaining third party sub-advisors. If Carlyle is to provide the Fund with any service under this Agreement through affiliates or third party sub-advisors, the identity of such affiliates or third party sub-advisors shall be provided to the Fund.

(f) From time to time, brokers or dealers affiliated with Carlyle may find themselves in a position to buy for certain of their brokerage clients securities which Carlyle's investment advisory clients wish to sell, and to sell for certain of their brokerage clients securities which their investment advisory clients wish to buy. Where one of the parties to such a transaction (known as an agency cross-transaction) is an investment advisory client, the affiliated broker or dealer cannot participate on behalf of an investment advisory client and retain commissions from both parties to the transaction without the investment advisory client's consent. This is because in a situation where Carlyle is making the investment decision (as opposed to a brokerage client who makes his own investment decisions) and Carlyle's affiliate is receiving commissions from both sides of the transaction, Carlyle or its affiliated broker or dealer will have a potentially conflicting division of loyalties and responsibilities regarding both parties to such transactions. The Securities and Exchange Commission has adopted a rule under the Investment Advisers Act which would permit Carlyle to participate on behalf of the Fund in agency cross-transactions, if the Fund has given its written consent in advance. By its execution of this Agreement, the Fund authorizes Carlyle to participate in agency cross-transactions involving the Fund for the period of one year as permitted by the rule. The Fund may revoke its consent at any time by written notice to Carlyle.

(g) Until the earlier of a Liquidity Event or a Contingent Liquidity Event, Carlyle shall not and shall cause its affiliates not to sponsor an investment vehicle with an investment objective substantially similar to the Fund's investment objective set forth in the Memorandum.

Section 3. Portfolio Transactions and Brokerage

Carlyle is authorized to and will use commercially reasonable efforts, for the purchase and sale of the Fund's portfolio securities and other assets, to employ such securities brokers and dealers as may, in the judgment of Carlyle, implement the policy of the Fund to obtain the best net results taking into account such factors as price, including dealer spread, the size, type and difficulty of the transaction involved, confidentiality, the firm's general execution and operational facilities and the firm's risk in positioning the securities involved. Consistent with this policy, Carlyle is authorized to direct the execution of the Fund's portfolio transactions to dealers and brokers furnishing information or research deemed by Carlyle to be useful or valuable to the performance of its investment advisory functions, in accordance with Section 28(e) of the U.S. Securities Exchange Act of 1934.

Section 4. Valuation of Assets and Liabilities

The valuation of the assets and liabilities of the Fund shall be determined in accordance with the procedures set forth in the Memorandum.

Section 5. Compensation of Carlyle; Expenses

(a) Management Fee

(i) Carlyle shall be entitled to receive a fee (the "**Management Fee**") quarterly in arrears in an amount equal to the product of (A) 0.4375% and (B) the Fund's Equity (as defined below) computed in respect of such quarter.

(ii) Carlyle shall compute the Management Fee within 30 days after the end of each calendar quarter, and the Fund shall, subject to Section 5(c), pay the Management Fee with respect to each calendar quarter within 15 business days following the delivery to the Fund and the Fund's Board of Directors (the "**Board**") of Carlyle's written statement setting forth the computation of the Management Fee for such quarter. The Management Fee for any quarter shall be reduced accordingly to equitably account for Shares issued during the course of such quarter.

(iii) Notwithstanding any provision of this Agreement to the contrary, (A) if the Fund fails to list the Shares on Eurolist by January 4, 2008 (subject to extension as set forth in the Memorandum (such date, the "**Eurolist Expiration Date**") or (B) if the Fund fails to list the Shares on the London Stock Exchange's Main List by January 4, 2008 (subject to extension as set forth in the Memorandum) (such date, the "**Other Exchange Expiration Date**"), Carlyle shall forfeit its Management Fee in respect of the period from and after the later

of the Eurolist Expiration Date or the Other Exchange Expiration Date until the occurrence of a Liquidity Event or a Contingent Liquidity Event; provided, however, in the event that the members of the Board who are independent of and not affiliated with Carlyle (the "**Independent Directors**") determine that the tender offer described in the Memorandum is not in the best interests of the Shareholders, holders of a majority of the Shares (excluding any such Shares held by any affiliates or employees of Carlyle) may vote to reinstate the accrual and current payment of the Management Fee.

(iv) For purposes of Section 5(a)(i), "Equity" means, for purposes of calculating the Management Fee, for any calendar quarter the sum of the net proceeds from any issuance of the Shares, after deducting any placement fees, underwriting discounts and commissions and other expenses and costs relating to such issuance, plus the Fund's retained earnings at the end of such quarter (without taking into account (i) any non-cash equity compensation expense incurred in current or prior periods and (ii) distributions to Shareholders that have been declared in the current period but not yet distributed), which amount shall be reduced by any amount that the Fund pays for repurchases of its Shares; *provided* that the foregoing calculation of Equity shall be adjusted to exclude the effect of any IFRS debt/equity reclassification of the Shares or one-time events pursuant to changes in IFRS, as well as non-cash charges, after discussion between Carlyle and the Independent Directors and approval by a majority of the Independent Directors in the case of non-cash charges.

(b) Incentive Fee

(i) Carlyle shall be entitled to receive a quarterly incentive fee (the "**Incentive Fee**") from the Fund in an amount equal to the product of (A) 25% of the dollar amount by which the Fund's Net Income (as defined below), before accounting for the Incentive Fee, per weighted average Share for such calendar quarter, exceeds an amount equal to the product of (I) the weighted average of the price per Share for all issuances of Shares, after deducting any placement fees, underwriting discounts and commissions and other costs and expenses relating to such issuances, and (II) the greater of (x) 2.00% or (y) 0.50% plus one fourth of the Ten Year Treasury Rate (as defined below) for such quarter, and (B) the weighted average number of Shares outstanding during such calendar quarter.

(ii) The foregoing calculation of the Incentive Fee shall be adjusted to exclude special one-time events pursuant to changes in IFRS, as well as non-cash charges, after discussion between Carlyle and the Independent Directors and approval by a majority of the Independent Directors.

(iii) The Incentive Fee calculation and payment shall be made quarterly in arrears such that Carlyle shall compute the Incentive Fee within 30 days after the end of each calendar quarter, and the Fund shall, subject to Section 5(c), pay the Incentive Fee with respect to each calendar quarter within 5 business days

following the delivery to the Fund and the Board of Carlyle's written statement setting forth the computation of the Incentive Fee for such quarter.

(iv) Notwithstanding any provision of this Agreement to the contrary, (A) if the Fund fails to list the Shares on Eurolist by the Eurolist Expiration Date or (B) if the Fund fails to list the Shares on the London Stock Exchange's Main List by the Other Exchange Expiration Date, Carlyle shall forfeit its Incentive Fee in respect of the period from and after the later of the Eurolist Expiration Date or the Other Exchange Expiration Date until the occurrence of a Liquidity Event or a Contingent Liquidity Event; provided, however, in the event that the Independent Directors determine that the tender offer described in the Memorandum is not in the best interests of the Shareholders, holders of a majority of the Shares (excluding any such Shares held by any affiliates or employees of Carlyle) may vote to reinstate the accrual and current payment of the Incentive Fee.

(v) For purposes of Section 5(b)(i), (A) "Net Income" will be determined by calculating the net income available to owners of the Shares before non-cash equity compensation expense, in accordance with IFRS but adjusted to exclude the effects of any IFRS debt/equity reclassification of the Shares and (B) "Ten Year Treasury Rate" means the average of weekly average yield to maturity for U.S. Treasury securities (adjusted to a constant maturity of ten (10) years) as published weekly by the Federal Reserve Board in publication H.15, or any successor publication, during a calendar quarter, or if such rate is not published by the Federal Reserve Board, any Federal Reserve Bank or agency or department of the federal government selected by the Fund. If the Fund determines in good faith that the Ten Year U.S. Treasury Rate cannot be calculated as provided above, then the rate shall be the arithmetic average of the per annum average yields to maturities, based upon the closing asked prices on each business day during a quarter, for each actively traded marketable U.S. Treasury fixed interest rate security with a final maturity date not less than eight and no more than twelve years from the date of the closing asked prices as chosen and quoted for each business day in each such quarter in New York City by at least three recognized dealers in U.S. government securities selected by the Fund; provided that the foregoing calculation shall be adjusted to exclude one-time events pursuant to changes in IFRS, as well as non-cash charges, after discussion between Carlyle and the Independent Directors and approval by a majority of the Independent Directors in the case of non-cash charges.

(c) The Independent Directors shall review Carlyle's written statements setting forth the Management Fee and the Incentive Fee as provided under Section 5(a)(ii) and 5(b)(iii), respectively. If at any time within 20 business days after the immediately succeeding regularly scheduled meeting of the Board, the Independent Directors provide written notice (the "**Objection Notice**") that they dispute in good faith the amount of Management Fee and/or Incentive Fee and such dispute cannot be resolved between the Independent Directors and Carlyle within 10 days (the "**Resolution Period**") after the Independent Directors provide such Objection Notice to Carlyle, then either party may refer the dispute to an independent person

agreed upon by the parties for mediation or determination within 20 days after the end of the Resolution Period.

(d) Notwithstanding any provision to the contrary contained in this Agreement, to the extent that the Fund invests in or co-invests with funds or managed accounts managed by Carlyle or its affiliates, and the Fund is charged an incentive, management and/or similar fee with respect to any such investment, adjustments will be made so that the Shareholders will in no event pay incentive, management and/or similar fees in excess of the Incentive Fee and Management Fee.

(e) Expenses

(i) Carlyle shall bear all expenses arising out of the performance of its investment advisory responsibilities and duties hereunder but shall not be responsible for any expenses of the Fund. Moreover, Carlyle will be reimbursed from the assets of the Fund for all non-investment advisory related fees and expenses that it incurs as a result of actions taken on behalf of the Fund. Furthermore, the Fund shall be required to pay its pro rata portion of rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of Carlyle and its affiliates required for the Fund's operations. Except as noted above, Carlyle is responsible for all costs incident to the performance of its duties under this Agreement, including compensation of Carlyle's employees and other related expenses.

(ii) Except as provided in Section 5(e)(i), the Fund shall pay all operating and organizational expenses including, but not limited to, issuance and transaction costs incident to the acquisition, disposition and financing of the investments, legal, tax, accounting, consulting and auditing fees and expenses, the compensation and expenses of the Fund's directors, the cost of directors' and officers' liability insurance, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of the Fund (including commitment fees, accounting fees, legal fees and closing costs), expenses associated with securities offerings of the Fund, expenses relating to making distributions to the Shareholders, the costs of printing and mailing proxies and reports to the Shareholders, costs associated with any computer software or hardware, electronic equipment, or purchased information technology services from third party vendors that is used solely for the Fund, costs incurred by employees of Carlyle for travel on the Fund's behalf, the costs and expenses incurred with respect to market information systems and publications, research publications and materials, settlement, clearing, and custodial fees and expenses, expenses of transfer agent(s), the costs of maintaining compliance with all Guernsey, U.S. federal, state and local rules and regulations or any other regulatory agency, Guernsey Administrator fees, all taxes and license fees and all insurance costs incurred on the Fund's behalf.

Section 6. Indemnity

(a) The Fund hereby agrees to indemnify and hold harmless, solely out of the assets of the Fund, Carlyle and its affiliates and the officers, directors, managing members, members, shareholders, partners, controlling persons, employees, agents, sub-advisors and legal representatives of any of them (including but not limited to Carlyle) (collectively, the "**Indemnified Persons**") from and against any loss, expense, judgment, settlement cost, fee and related expenses (including attorneys' fees and expenses), costs or damages suffered or sustained by reason of being or having been an Indemnified Person or arising out of or in connection with action or failure to act on the part of such Indemnified Person, all in connection with the Fund's investment activities or in respect of or arising from this Agreement or the services provided by Carlyle to the Fund, unless such act or failure to act was the result of the willful misfeasance, gross negligence (as determined in accordance with the laws of the State of Delaware), bad faith or reckless disregard of such Indemnified Person with respect to the obligations of Carlyle hereunder.

(b) To the fullest extent permitted by law, no Indemnified Person will be liable to the Fund or any Shareholder for any act or failure to act on behalf of the Fund, unless the act or failure to act resulted from the willful misfeasance, gross negligence (as determined in accordance with the laws of the State of Delaware), bad faith or reckless disregard of the Indemnified Person. An Indemnified Person may consult with legal counsel and accountants selected by it, and any act or omission by it on behalf of the Fund or in furtherance of the business of the Fund in good faith in reliance on and in accordance with the advice of such counsel or accountants will be full justification for the act or omission and such Indemnified Person will be fully protected in so omitting to act if the counsel or accountants were selected with reasonable care.

(c) The Fund may, in its sole discretion, upon concluding, with or without advice of counsel, that the Indemnified Person is not likely not to be found entitled to indemnification under this Agreement, advance to any Indemnified Person, solely out of the assets of the Fund, attorney's fees and other costs and expenses incurred in connection with the defense of any action or proceeding which arises out of such conduct. In the event that such an advance is made by the Fund, it will be subject to repayment to the extent that it is finally judicially determined that the Indemnified Person was not entitled to indemnification.

(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right to which such indemnitee may be lawfully entitled.

Section 7. Duration and Termination

This Agreement shall become effective on the date the Fund commences operations, and shall be automatically renewed for additional one-year terms as of each anniversary thereof. This Agreement may be terminated (a) by Carlyle at any time upon 180 business days' prior written notice to the Fund or (b) upon the occurrence of (i) a resolution

adopted by a majority of the Independent Directors and (ii) a resolution adopted by the holders of 66 2/3% of the Shares (excluding any such Shares held by Carlyle or its Affiliates). Subject to the foregoing, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their successors and assigns.

Section 8. Outside Services

When deemed necessary for the proper performance of its duties hereunder, Carlyle may seek legal, tax, financial, administrative or other advice, as well as employ services from third parties on behalf of Carlyle.

Section 9. Governing Law

This Agreement shall be governed by, and construed in accordance with, the laws of Delaware, without giving effect to the choice of law principles thereof. The federal or state courts sitting in Delaware shall have exclusive jurisdiction over any action, suit or proceeding with respect to this Agreement and each party hereto hereby irrevocably waives, to the fullest extent permitted by law, any objection that it may have, whether now or in the future, to the laying of venue in, or to the jurisdiction of, any and each of such courts for the purposes of any such suit, action, proceeding or judgment and further waives any claim that any such suit, action, proceeding or judgment has been brought in an inconvenient forum, and each party hereto hereby submits to such jurisdiction. The parties hereby agree that no punitive or consequential damages shall be awarded in any such action, suit or proceeding.

Section 10. No Joint Venture

The Fund and Carlyle are not partners or joint venturers with each other, and nothing herein shall be construed to make them such partners or joint venturers or impose any liability as such on either of them.

Section 11. Miscellaneous

(a) No assignment of this Agreement may be made by either party to this Agreement without the consent of the other party, (i) except by operation of law, (ii) unless, immediately prior to and after such assignment such person was controlled by Carlyle or by the person or persons who control Carlyle immediately prior to such assignment, or (iii) except upon written notice given to the Fund at least 30 days prior to the date of such assignment; provided that Carlyle may assign this Agreement or all or part of its rights and obligations hereunder to an affiliate or sub-advisor. The Fund shall be deemed to be the client for purposes of the Investment Advisers Act and any consents required thereunder may be obtained exclusively from

the Fund and shall be valid. All approvals or consents to any assignment required to be obtained by the Fund shall be valid if approved by a majority of the Independent Directors.

(b) This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

(c) This Agreement may be amended from time to time by the Board on behalf of the Fund and Carlyle by written agreement; provided that any increase in the Management Fee or the Incentive Fee shall require the consent (which may be in the form of a negative consent sent to the address of record of each Shareholder of the Fund) of the holders of at least 66 2/3% of the affected Shares of the Fund. For the avoidance of doubt, no Shareholder consent is required for any other amendment.

IN WITNESS WHEREOF, being duly authorized the parties hereto have caused the foregoing instrument to be executed as a deed the day and the year first above written.

CARLYLE CAPITAL CORPORATION LIMITED

By: ______________________
Name: JOHN LOVERIDGE
Title: DIRECTOR

CARLYLE INVESTMENT MANAGEMENT L.L.C.

By: ______________________
Name:
Title:

IN WITNESS WHEREOF, being duly authorized the parties hereto have caused the foregoing instrument to be executed as a deed the day and the year first above written.

CARLYLE CAPITAL CORPORATION LIMITED

By:______________________________

Name:

Title:

CARLYLE INVESTMENT MANAGEMENT L.L.C.

By: [signature]

Name: Jeffrey W. Ferguson

Title: Managing Director & General Counsel

[Execution Copy]

CARLYLE CAPITAL CORPORATION LIMITED

AND

THE BANK OF NEW YORK

As Depositary

AND

OWNERS AND BENEFICIAL OWNERS OF RESTRICTED DEPOSITARY RECEIPTS

Restricted Deposit Agreement

Dated as of July 5, 2007

TABLE OF CONTENTS

RESTRICTED DEPOSIT AGREEMENT

RESTRICTED DEPOSIT AGREEMENT dated as of July 5, 2007 among CARLYLE CAPITAL CORPORATION LIMITED, a limited company organized under the laws of Guernsey, The Bank of New York, as Depositary, and all Owners and Beneficial Owners from time to time of Restricted Depositary Receipts issued hereunder.

W I T N E S S E T H:

WHEREAS, the Company desires to provide, as hereinafter set forth in this Restricted Deposit Agreement, for the deposit of Shares (as hereinafter defined) of the Company from time to time with the Depositary or with the Custodian (as hereinafter defined) as agent of the Depositary for the purposes set forth in this Restricted Deposit Agreement, for the creation of Restricted Depositary Shares representing the Shares so deposited and for the execution and delivery of Restricted Depositary Receipts evidencing the Restricted Depositary Shares; and

WHEREAS, the Restricted Depositary Receipts are to be substantially in the form attached as Exhibit A hereto, with appropriate insertions, modifications and omissions, as hereinafter provided in this Restricted Deposit Agreement;

NOW, THEREFORE, in consideration of the premises, it is agreed by and among the parties hereto as follows:

ARTICLE 1. DEFINITIONS

The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the respective terms used in this Restricted Deposit Agreement:

SECTION 1.01 Beneficial Owner.

The term "Beneficial Owner" shall mean each person owning from time to time any beneficial interest in the Restricted Depositary Shares evidenced by any Receipt.

SECTION 1.02 Commission.

The term "Commission" shall mean the Securities and Exchange Commission of the United States or any successor governmental agency in the United States.

SECTION 1.03 Company.

The term "Company" shall mean Carlyle Capital Corporation Limited, a limited company organized under the laws of Guernsey, and its successors.

SECTION 1.04 Company Articles.

The term "Company Articles" shall mean the Memorandum and Articles of Association of the Company, as the same may be amended from time to time in accordance with the provisions thereof.

SECTION 1.05 Custodian.

The term "Custodian" shall mean the principal Amsterdam office of ING Securities Services, as agent of the Depositary for the purposes of this Restricted Deposit Agreement, and any other firm or corporation which may hereafter be appointed by the Depositary pursuant to the terms of Section 5.05, as substitute or additional custodian or custodians hereunder, as the context shall require and shall also mean all of them collectively.

SECTION 1.06 Deliver.

The term "deliver", when used with respect to Shares, shall mean (i) one or more book-entry transfers of those Shares to an account designated by the transferee at an institution authorized under applicable law to effect book-entry transfers of those Shares or (ii) the physical delivery of certificates evidencing those Shares registered in the name of the transferee, or duly endorsed for transfer to the transferee.

SECTION 1.07 Depositary; Corporate Trust Office.

The term "Depositary" shall mean The Bank of New York, a New York banking corporation, and any successor appointed as depositary hereunder pursuant to Section 5.04. The term "Corporate Trust Office," when used with respect to the Depositary, shall mean the office of the Depositary which at the date of this Agreement is located at 101 Barclay Street, New York, New York 10286.

SECTION 1.08 Deposited Securities.

The term "Deposited Securities" as of any time shall mean Shares at such time deposited or deemed to be deposited under this Restricted Deposit Agreement and any and all other securities, property and cash received by the Depositary or the Custodian in respect thereof and at such time held hereunder, subject as to cash to the provisions of Section 4.05.

SECTION 1.09 Dollars.

The term "Dollars" shall mean United States dollars.

SECTION 1.10 ERISA.

The term "ERISA" shall mean the U.S. Employee Retirement Income Security Act of 1974, as amended from time to time.

SECTION 1.11 Foreign Registrar.

The term "Foreign Registrar" shall mean the entity that presently carries out the duties of registrar for the Shares or any successor as registrar for the Shares and any other appointed agent of the Company for the transfer and registration of Shares.

SECTION 1.12 Internal Revenue Code.

The term "Internal Revenue Code" shall mean the U.S. Internal Revenue Code of 1986, as amended from time to time.

SECTION 1.13 Investment Company Act.

The term "Investment Company Act" shall mean the U.S. Investment Company Act of 1940, as amended from time to time.

SECTION 1.14 Owner.

The term "Owner" shall mean the person in whose name a Receipt is registered on the books of the Depositary maintained for such purpose.

SECTION 1.15 Plan.

The term "Plan" shall mean an "employee benefit plan" (within the meaning of Section 3(3) of ERISA) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the Internal Revenue Code or any other state, local, non-U.S. or other laws or regulations that would have the same effect as regulations promulgated under ERISA by the U.S. Department of Labor and codified at 29 C.F.R. Section 2510.3-101 to cause the underlying assets of the Company to be treated as assets of that investing entity by virtue of its investment (or any beneficial interest) in the Company and thereby subject the Company (or other persons responsible for the investment and operation of the Company's assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the Internal Revenue Code, or an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement.

SECTION 1.16 Qualified Purchaser.

The term "Qualified Purchaser" shall have the meaning given to such term in the Investment Company Act and related rules, as amended from time to time.

SECTION 1.17 Receipts.

The term "Receipts" shall mean the physical, certificated Restricted Depositary Receipts issued hereunder evidencing Restricted Depositary Shares.

SECTION 1.18 Registrar.

The term "Registrar" shall mean any bank or trust company having an office in the Borough of Manhattan, The City of New York, which shall be appointed to register Receipts and transfers of Receipts as herein provided.

SECTION 1.19 Restricted Deposit Agreement.

The term "Restricted Deposit Agreement" shall mean this Restricted Deposit Agreement, as the same may be amended from time to time in accordance with the provisions hereof.

SECTION 1.20 Restricted Depositary Shares.

The term "Restricted Depositary Shares" shall mean Restricted Depositary Shares, the securities representing the interests in the Deposited Securities and evidenced by the Receipts issued hereunder. Each Restricted Depositary Share shall represent the number of Shares specified in Exhibit A hereto, until there shall occur a distribution upon Deposited Securities covered by Section 4.03 or a change in Deposited Securities covered by Section 4.08 with respect to which additional Receipts are not executed and delivered, and thereafter each Restricted Depositary Share shall evidence the number of Shares or other Deposited Securities specified in such Sections.

SECTION 1.21 Rule 144A.

The term "Rule 144A" shall mean Rule 144A, as amended from time to time, under the Securities Act.

SECTION 1.22 Securities Act.

The term "Securities Act" shall mean the U.S. Securities Act of 1933, as amended from time to time.

SECTION 1.23 Securities Exchange Act.

The term "Securities Exchange Act" shall mean the U.S. Securities Exchange Act of 1934, as amended from time to time.

SECTION 1.24 Shares.

The term "Shares" shall mean Class B shares, in registered form, of the Company that are validly issued and outstanding, fully paid and non-assessable and were not issued in violation of any pre-emptive or similar rights of the holders of outstanding securities of the Company, or interim certificates representing such Shares; provided, however, that, if there shall occur any change in nominal value, a split-up or consolidation or any other reclassification or, upon the occurrence of an event described in Section 4.08, an exchange or conversion in respect of the Shares of the Company, the term "Shares" shall thereafter also mean the successor securities resulting from such change in nominal value, split-up or consolidation or such other reclassification or such exchange or conversion.

SECTION 1.25 Surrender Letter.

The term "Surrender Letter" shall mean a letter substantially in the form attached as Annex II hereto.

SECTION 1.26 Transferor's Form and Certification.

The term "Transferor's Form and Certification" shall mean the transfer form and certification of the transferor, substantially in the form set forth in Exhibit A hereto, that is executed by or on behalf of the person surrendering such Receipt.

SECTION 1.27 United States.

The term "United States" shall, except as otherwise provided in this Restricted Deposit Agreement or the Receipts, mean the United States of America, its territories and possessions, any State of the United States, and the District of Columbia.

SECTION 1.28 U.S. Person

The term "U.S. Person" shall have the meaning given to such term in Regulation S, as amended from time to time, under the Securities Act.

SECTION 1.29 U.S. Transferee's Letter.

The term "U.S. Transferee's Letter" shall mean a letter substantially in the form attached as Annex I hereto.

ARTICLE 2. FORM OF RECEIPTS, DEPOSIT OF SHARES, EXECUTION AND DELIVERY, TRANSFER AND SURRENDER OF RECEIPTS

SECTION 2.01 <u>Form and Transferability of Receipts.</u>

(a) Receipts shall be entitled "Restricted Depositary Receipts" and shall be substantially in the form attached as Exhibit A hereto, with appropriate insertions, modifications and omissions, as hereinafter provided. No Receipt shall be entitled to any benefits under this Restricted Deposit Agreement or be valid or obligatory for any purpose, unless such Receipt shall have been executed by the Depositary by the manual signature of a duly authorized signatory of the Depositary; <u>provided</u>, <u>however</u>, that such signature may be a facsimile if a Registrar for the Receipts shall have been appointed and such Receipts are countersigned by the manual signature of a duly authorized officer of the Registrar. The Depositary shall maintain books on which each Receipt so executed and delivered as hereinafter provided and the transfer of each such Receipt shall be registered. Receipts bearing the manual or facsimile signature of a duly authorized signatory of the Depositary who was at the time of signature a proper signatory of the Depositary shall bind the Depositary, notwithstanding that such signatory has ceased to hold such office prior to the execution and delivery of such Receipts by the Registrar or did not hold such office on the date of issuance of such Receipts.

Each Receipt shall bear the following legend:

The restricted depositary shares (the "RDSs") evidenced hereby and the Class B shares (the "Class B shares") of Carlyle Capital Corporation Limited (the "Company") represented thereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws in the United States, and the Company has not been and will not be registered as an investment company under the U.S. Investment Company Act of 1940, as amended (the "U.S. Investment Company Act"). These securities and any beneficial interest therein may not be reoffered, resold, pledged or otherwise transferred, except:

(1) in an offshore transaction in accordance with Regulation S under the U.S. Securities Act ("Regulation S") to a person outside the United States and not known by the transferor to be a U.S. person, by pre-arrangement or otherwise, upon surrender of the RDSs and delivery of a written certification that such transferor is in compliance with the requirements of this clause (1). The terms "U.S. person" and "offshore transaction" shall have the meanings set forth in Regulation S;

(2) in a transaction, that is exempt from the registration requirements of the U.S. Securities Act to a transferee who is within the United States or a U.S. person and who delivers a written certification that:

(A) such transferee is either (i) all of the following: (a) a qualified institutional buyer (as defined in Rule 144A under the U.S. Securities Act), (b) not a broker-dealer that owns and invests on a discretionary basis less than $25 million in securities of unaffiliated issuers and (c) not a participant directed employee plan, such as a plan described in subsections (a) (1) (i) (d), (e) or (f) of Rule 144A under the U.S. Securities Act; or (ii) acquiring such securities pursuant to another available exemption from the registration requirements of the U.S. Securities Act; subject to the right of the Company and the designated depositary (the "Depositary") to require delivery of an opinion of counsel and

to require delivery of other information satisfactory to each of them as to the availability of such exemption;

(B) *such transferee is a qualified purchaser (as defined in the U.S. Investment Company Act and related rules, a "Qualified Purchaser");*

(C) *no portion of the assets used by such transferee to purchase, and no portion of the assets used by such transferee to hold, the RDSs, the Class B shares represented thereby or any beneficial interest therein constitutes or will constitute the assets of (A) an "employee benefit plan" (within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that is subject to Title I of ERISA, (B) a plan, individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Internal Revenue Code") or (C) an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each of (A), (B) and (C), a "Plan"); and*

(D) *such transferee is acquiring the RDSs, the Class B shares represented thereby and any beneficial interest therein for its own account as principal or for the account of another person who is able to and shall be deemed to make the representations, warranties and agreements in this clause (2); or*

(3) *to the Company or a subsidiary thereof.*

Each of the foregoing restrictions is subject to any requirement of law that the disposition of the property of the holder of these securities or the property of any investor account or accounts on behalf of which such holder holds these securities be at all times within the control of such holder or of such accounts and subject to compliance with any applicable state securities laws.

The Company, the Depositary and their respective agents shall not be obligated to recognize any resale or other transfer of these securities or any beneficial interest therein made other than in compliance with these restrictions. The Company and the Depositary may require any U.S. person or any person within the United States who is required by these restrictions to be a Qualified Purchaser, but is not, to transfer these securities or such beneficial interest either (A) to a person or entity that is in the United States or a U.S. person and who is a Qualified Purchaser or (B) to a non-U.S. person in an offshore transaction pursuant to Regulation S under the U.S. Securities Act, and in compliance with the restrictions set forth in this legend. Pending such transfer, the Company is authorized to suspend the exercise of the meeting and consent rights relating to the relevant RDSs and the Class B shares represented thereby and the right to receive distributions in respect of the relevant RDSs and the Class B shares represented thereby. If the obligation to transfer is not met, the Company is irrevocably authorized, without any obligation, to transfer the RDSs or the Class B shares represented thereby, as applicable, in a manner consistent with these restrictions and, if such RDSs or Class B shares are sold, the Company shall be obliged to distribute the net proceeds to the entitled party.

Any security acquired or held by a Plan or person in contravention of the restrictions set forth above shall be deemed held in trust for the benefit of a charitable beneficiary designated by the Company and the prohibited holder will acquire no right in this security except as deemed trustee for the benefit of such charitable trust. The securities deemed to be held in such trust may be, as initiated by the trustee, subject to a transfer or sale to an eligible investor or redemption by the Company. If such securities are subject to a sale or redemption as described in the preceding sentence or a sale by a Plan or prohibited holder prior to the discovery of the trust, the Plan or prohibited holder shall receive a portion of the net proceeds of such sale or redemption, which shall not exceed (1) the price paid by such Plan or prohibited holder for the securities or (2) if such Plan or prohibited holder did not give value for such securities, the market price of such securities on the date of the transfer of such securities to such Plan or prohibited holder. Additionally, following the Company's discovery of the existence of the trust, if the foregoing provisions are unenforceable for any reason, the Company shall either (i) direct the Plan or person that acquired or held the securities in contravention of the restriction set forth above to transfer such securities

to, as designated by such Plan or prohibited holder, a non-U.S. person in an offshore transaction pursuant to Regulation S or, if applicable, to a person that (A) is not a Plan, (B) is within the United States or that is a U.S. person and (C) is a Qualified Purchaser and makes certain representations as the Company shall, as applicable, require or (ii) provide for the redemption of such securities. If the obligation to transfer such securities described in the preceding clause (i) is not met within the time period determined by the Company, the Company may, in its sole discretion, cause the Plan or prohibited holder to transfer or sell such securities acquired or held by such Plan or prohibited holder to a person, designated by the Company, whose ownership of such securities will not violate the restrictions described above. Pending any transfer or redemption described above, the Company may, as applicable, suspend the exercise of any consent rights, any rights to receive notice of, or attend, a meeting of the Company and any rights to receive distributions with respect to such securities.

In addition to the foregoing, the Receipts may be endorsed with or have incorporated in the text thereof such legends or recitals or modifications not inconsistent with the provisions of this Restricted Deposit Agreement as may be required by the Depositary or required to comply with any applicable law or regulations thereunder or with the rules and regulations of any securities exchange upon which Restricted Depositary Shares may be listed or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Receipts are subject by reason of the date of issuance of the underlying Deposited Securities or otherwise.

If the Receipts bear a CUSIP number, the CUSIP number shall be a different CUSIP number from any CUSIP number that is or may be assigned to any unrestricted depositary receipt facility relating to the Shares.

(b) No book-entry clearance or settlement facility will be provided for Restricted Depositary Shares, and no Receipt may be deposited in or for any book-entry settlement or clearance system.

(c) Title to a Receipt (and to the Restricted Depositary Shares evidenced thereby), when properly endorsed or accompanied by proper instruments of transfer, shall be transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of New York; provided, however, that the Depositary, notwithstanding any notice to the contrary, may treat the Owner thereof as the absolute owner thereof for the purpose of determining the person entitled to any distribution or to any notice provided for in this Restricted Deposit Agreement and for all other purposes and neither the Depositary nor the Company will have any obligation or be subject to any liability under the Restricted Deposit Agreement to any holder of a Receipt, unless such holder is the Owner thereof.

SECTION 2.02 Deposit of Shares.

Subject to the terms and conditions of this Restricted Deposit Agreement, Shares or evidence of rights to receive Shares may be deposited by delivery thereof to the Custodian hereunder, accompanied by any appropriate instrument or instruments of transfer, or endorsement, in form satisfactory to the Custodian, together with all such certifications as may be required by the Depositary or the Custodian in accordance with

the provisions of this Restricted Deposit Agreement, and, if the Depositary requires, together with a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons stated in such order, a Receipt or Receipts for the number of Restricted Depositary Shares representing such deposit.

No Shares shall be accepted for deposit unless accompanied by evidence satisfactory to the Depositary that any necessary approval has been granted by any governmental body in Guernsey that is then performing the function of the regulation of currency exchange, if any. If required by the Depositary, Shares presented for deposit at any time, whether or not the transfer books of the Company or the Foreign Registrar, if applicable, are closed, shall also be accompanied by an agreement or assignment, or other instrument satisfactory to the Depositary, which will provide for the prompt transfer to the Custodian of any distributions, or right to subscribe for additional Shares or to receive other property which any person in whose name the Shares are or have been recorded may thereafter receive upon or in respect of such deposited Shares, or in lieu thereof, such agreement of indemnity or other agreement as shall be satisfactory to the Depositary.

No Shares shall be accepted for deposit under this Restricted Deposit Agreement unless the Depositary has received with respect to such Shares a completed U.S. Transferee's Letter (together with a duly completed and executed Form W-9 or Form W-8, as applicable, or successor form, as applicable) that has been duly executed and delivered by each person acquiring beneficial ownership of any Restricted Depositary Shares to be issued in respect of such deposit. If a person seeking to acquire beneficial ownership of Restricted Depositary Shares in respect of a deposit provides an executed Form W-9 or Form W-8, as applicable, (or any successor form thereto) that fails to certify that such person is not subject to back-up withholding, the Depositary shall, as promptly as practicable, provide notice to the Company of the proposed deposit and shall not accept such Shares for deposit for a period of three business days from the date that notice was given to the Company.

At the request and risk and expense of any person proposing to deposit Shares, and for the account of such person, the Depositary may receive certificates for Shares to be deposited, together with the other instruments herein specified, for the purpose of forwarding such certificates to the Custodian for deposit hereunder. Upon each delivery to a Custodian of a certificate or certificates for Shares to be deposited hereunder, together with the other documents above specified, such Custodian shall, as soon as transfer and recordation can be accomplished, present such certificate or certificates to the Company or the Foreign Registrar, if applicable, for transfer and recordation of the Shares being deposited in the name of the Depositary or its nominee or such Custodian or its nominee.

Deposited Securities shall be held by the Depositary or by a Custodian for the account and to the order of the Depositary or at such other place or places as the Depositary shall determine.

SECTION 2.03 Execution and Delivery of Receipts.

Upon receipt by any Custodian of any deposit pursuant to Section 2.02 hereunder, together with the other documents required as above specified, such Custodian shall notify the Depositary of such deposit and the person or persons to whom or upon whose written order a Receipt or Receipts are deliverable in respect thereof and the number of Restricted Depositary Shares to be evidenced thereby (and in addition, if the transfer books of the Company or the Foreign Registrar, if applicable, are open, the Depositary may in its sole discretion require a proper acknowledgment or other evidence from the Company that any Deposited Securities have been recorded upon the books of the Company or the Foreign Registrar, if applicable, in the name of the Depositary or its nominee or such Custodian or its nominee). Such notification shall be made by letter or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. Upon receiving such notice from such Custodian, or upon the receipt of Shares by the Depositary, the Depositary, subject to the terms and conditions of this Restricted Deposit Agreement, shall execute and deliver at its Corporate Trust Office, to or upon the order of the person or persons entitled thereto, a Receipt or Receipts, registered in the name or names and evidencing any authorized number of Restricted Depositary Shares requested by such person or persons, but only upon payment to the Depositary of the fees and expenses of the Depositary for the execution and delivery of such Receipt or Receipts as provided in Section 5.09, and of all taxes and governmental charges and fees payable in connection with such deposit and the transfer of the Deposited Securities.

SECTION 2.04 Transfer of Receipts; Combination and Split-up of Receipts.

The Depositary, subject to the terms and conditions of this Restricted Deposit Agreement, shall register transfers of Receipts on its transfer books from time to time, upon any surrender of Receipts, by the Owner in person or by a duly authorized attorney, properly endorsed or accompanied by proper instruments of transfer, and duly stamped as may be required by the laws of the State of New York and of the United States. Thereupon the Depositary shall execute a new Receipt or Receipts and deliver the same to or upon the order of the person entitled thereto.

Notwithstanding the foregoing and anything to the contrary in this Restricted Deposit Agreement, the Depositary shall not register transfers of Receipts on its transfer books or execute and deliver Receipts in connection with any transfer or purported transfer thereof upon any surrender of a Receipt unless the Depositary has received (i) a completed Transferor's Form and Certification that has been duly executed and delivered by or on behalf of the person surrendering such Receipt, (ii) a completed

U.S. Transferee's Letter (together with a duly completed and executed Form W-9 or Form W-8 , as applicable, or successor form, as applicable) that has been duly executed and delivered by the person acquiring beneficial ownership of the Restricted Depositary Shares and (iii) if applicable, an opinion of U.S. counsel satisfactory to the Company and the Depositary. If a person seeking to acquire beneficial ownership of Restricted Depositary Shares upon a registration of transfer provides an executed Form W-9 or Form W-8, as applicable, or any successor form thereto that does not certify that such person is not subject to back-up withholding, the Depositary shall, as promptly as practicable, provide notice to the Company of the proposed transfer of any Receipt or Receipts evidencing such Restricted Depositary Shares and shall not register the transfer of such Receipt or Receipts for a period of three business days from the date that notice was given to the Company.

The Depositary shall refuse to register the transfer of any Receipt if it has received notice from the Company that the proposed transferee (a) is either a U.S. person or located within the United States but not a Qualified Purchaser or (b) is acquiring or holding the Restricted Depositary Shares or any beneficial interest therein with the assets of any Plan.

If the Depositary receives notice from the Company that a specified Beneficial Owner of a Receipt is required to sell or otherwise transfer its Restricted Depositary Shares to a person designated by or approved by the Company on the ground that such Beneficial Owner was in breach, at the time made or deemed made, of any representation or agreement appearing on such Receipt, the Depositary will so notify the Owner of such Receipt and request that such Owner give such notice to the Beneficial Owner specified by the Company.

In addition, any transfer of Restricted Depositary Shares or any beneficial interest therein in contravention of the restrictions on transfer set forth in the legend appearing on the applicable Receipt shall be void and have no force and effect and will not operate to transfer any rights to the intended transferee notwithstanding any instruction to the contrary, subject to the terms and conditions of the Company Articles and this Restricted Deposit Agreement.

The Depositary, subject to the terms and conditions of this Restricted Deposit Agreement, shall upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts, execute and deliver a new Receipt or Receipts for any authorized number of Restricted Depositary Shares requested, evidencing the same aggregate number of Restricted Depositary Shares as the Receipt or Receipts surrendered.

The Depositary may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of Receipts at designated transfer offices on behalf of the Depositary. In carrying out its functions, a co-transfer agent may require evidence of authority and compliance with applicable laws and other

requirements by Owners or persons entitled to Receipts and will be entitled to protection and indemnity to the same extent as the Depositary.

SECTION 2.05 Surrender of Receipts and Withdrawal of Shares.

Upon surrender at the Corporate Trust Office of the Depositary of a Receipt for the purpose of withdrawal of the Deposited Securities represented by the Restricted Depositary Shares evidenced by such Receipt, payment of the fee of the Depositary for the surrender of Receipts and withdrawal of the Deposited Securities as provided in Section 5.09 and payment of all taxes and governmental charges payable in connection with such surrender and withdrawal of the Deposited Securities, and subject to the terms and conditions of this Restricted Deposit Agreement, the Owner of such Receipt shall be entitled to delivery, to him or upon his order, of the amount of Deposited Securities at the time represented by the Restricted Depositary Shares evidenced by such Receipt. Delivery of such Deposited Securities may be made by the delivery of (a) Shares in the name of such Owner or as ordered by him or certificates properly endorsed or accompanied by proper instruments of transfer to such Owner or as ordered by him and (b) any other securities, property and cash to which such Owner is then entitled in respect of such Receipts to such Owner or as ordered by him, provided, however, that no delivery of Shares shall be knowingly made to U.S. Persons or persons located within the United States. Such delivery shall be made, as hereinafter provided, without unreasonable delay.

Notwithstanding the foregoing, no Deposited Securities may be withdrawn upon surrender of a Receipt unless, at or prior to the time of surrender, the Depositary has received a completed Surrender Letter that has been duly executed and delivered by the Beneficial Owner of the Deposited Securities then being withdrawn.

A Receipt surrendered for such purposes may be required by the Depositary to be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and if the Depositary so requires, the Owner thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon the Depositary shall direct the Custodian to deliver at the office of such Custodian, subject to Sections 2.06, 3.01 and 3.02 and to the other terms and conditions of this Restricted Deposit Agreement, to or upon the written order of the person or persons designated in the order delivered to the Depositary as above provided, the amount of Deposited Securities represented by the Restricted Depositary Shares evidenced by such Receipt, except that the Depositary may make delivery to such person or persons at the Corporate Trust Office of the Depositary of any distributions with respect to the Deposited Securities represented by the Restricted Depositary Shares evidenced by such Receipt, or of any proceeds of sale of any distributions or rights, which may at the time be held by the Depositary.

At the request, risk and expense of any Owner so surrendering a Receipt, and for the account of such Owner, the Depositary shall direct the Custodian to forward any cash or other property (other than rights) comprising, and forward a certificate or certificates and other proper documents of title for, the Deposited Securities represented by the Restricted Depositary Shares evidenced by such Receipt to the Depositary for delivery at an office of the Depositary located outside of the United States. Such direction shall be given by letter or, at the request, risk and expense of such Owner, by cable, telex or facsimile transmission.

SECTION 2.06 Limitations on Execution and Delivery, Transfer and Surrender of Receipts.

As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary, Custodian or Registrar may require payment from the depositor of Shares or the presenter of the Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees as herein provided, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with any regulations the Depositary may establish consistent with the provisions of this Restricted Deposit Agreement, including, without limitation, this Section 2.06.

The delivery of Receipts against deposit of Shares generally or against deposit of particular Shares may be suspended, or the transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary, the Company or the Foreign Registrar are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of this Restricted Deposit Agreement or the Receipts, or for any other reason. The Depositary shall in no event be required to accept Shares for deposit or deliver Receipts against such deposits if the Depositary believes that Restricted Depositary Shares representing those Shares would not be eligible for resale in reliance on Rule 144A.

SECTION 2.07 Lost Receipts, etc.

In case any Receipt shall be mutilated, destroyed, lost or stolen, the Depositary shall execute and deliver a new Receipt of like tenor in exchange and substitution for such mutilated Receipt upon surrender and cancellation thereof, or in lieu of and in substitution for such destroyed, lost or stolen Receipt. Before the Depositary shall execute and deliver a new Receipt in substitution for a destroyed, lost or stolen Receipt, the Owner thereof shall have (a) filed with the Depositary (i) a request for such

execution and delivery before the Depositary has notice that the Receipt has been acquired by a bona fide purchaser and (ii) a sufficient indemnity bond and (b) satisfied any other reasonable requirements imposed by the Depositary.

SECTION 2.08 Cancellation and Destruction of Surrendered Receipts.

All Receipts surrendered to the Depositary shall be cancelled by the Depositary. The Depositary is authorized to destroy Receipts so cancelled.

SECTION 2.09 Redemption or Forced Sale of Restricted Depositary Shares.

The Restricted Depositary Shares evidenced by a Receipt shall be subject to redemption or forced sale by the Company if the Company determines that those Restricted Depositary Shares are beneficially owned or were acquired in violation of this Restricted Deposit Agreement or the Company Articles. If the Company notifies the Depositary that it has made the determination specified in the preceding sentence and wishes to effect a redemption or forced sale of the Restricted Depositary Shares evidenced by a Receipt, the Depositary shall use reasonable efforts, to the extent lawful and practical, to carry out written instructions it receives from the Company with respect to that determination.

ARTICLE 3. CERTAIN OBLIGATIONS OF OWNERS AND BENEFICIAL OWNERS OF RECEIPTS

SECTION 3.01 Filing Proofs, Certificates and Other Information.

Any person presenting Shares for deposit or any Owner or Beneficial Owner of a Receipt may be required from time to time to (a) file with the Depositary or the Custodian such proof of citizenship or residence, exchange control approval or information relating to the registration on the books of the Company or the Foreign Registrar, (b) execute such certificates, (c) make such representations and warranties, as the Depositary or the Company may deem necessary or proper and (d) provide the Depositary with a duly completed and executed Form W-9, Form W-8 or successor form, as applicable. The Depositary may withhold the delivery or registration of transfer of any Receipt, any distributions or the delivery of any Deposited Securities until such proof or other information is filed, such certificates are executed, such representations and warranties are made and such forms are provided. Upon the reasonable written request of the Company, the Depositary shall provide the Company in a timely manner with copies of all such proofs, certificates, representations and warranties and forms provided as aforesaid to the extent that disclosure is permitted under applicable law.

SECTION 3.02 Liability of Owner or Beneficial Owner for Taxes.

If any tax or other governmental charge shall become payable by the Custodian or the Depositary with respect to any Receipt or any Deposited Securities evidenced by any Receipt, such tax or other governmental charges shall be payable by the Owner or Beneficial Owner of such Receipt to the Depositary. The Depositary may refuse to effect any transfer of such Receipt or any withdrawal of Deposited Securities evidenced by such Receipt until such payment is made, and may withhold any distributions, or may sell for the account of the Owner or Beneficial Owner thereof any part or all of the Deposited Securities evidenced by such Receipt, and may apply such distributions or the proceeds of any such sale in payment of such tax or other governmental charge and the Owner or Beneficial Owner of such Receipt shall remain liable for any deficiency. However, the Depositary shall pay to the Owner of such Receipt any proceeds or property remaining after such payment.

SECTION 3.03 Representations and Warranties on Deposit of Shares.

Every person depositing Shares under this Restricted Deposit Agreement shall, by making such deposit, be deemed to represent and warrant that the Shares being deposited and each certificate representing such Shares are validly issued and that such person is duly authorized to make such deposit. Such representations and warranties shall be in addition to any other representations and warranties made by such person in connection with the deposit of the Shares and delivery of Receipts, including such representations and warranties as may be included in a U.S. Transferee's Letter, and shall survive the deposit of the Shares and delivery of Receipts.

SECTION 3.04 Disclosure of Interests; Limitations on Holding and Consent Rights.

Each Owner in whose name a Receipt is registered and each Beneficial Owner shall be deemed, by holding such Receipt or owning a beneficial interest therein, to consent to and agree to be bound by the provisions of or governing any Deposited Securities, including, without limitation, all applicable provisions of Guernsey law and the provisions of the Company Articles. Such provisions include, without limitation, those which (a) require the disclosure of (i) beneficial or other ownership of Deposited Securities, other Shares or other securities or (ii) the address and nationality of each Owner or Beneficial Owner to the Company, (b) impose limitations on the holding, acquisition or transfer of such securities or the exercise of consent rights with respect thereto or (c) permit or provide for the blocking or suspension of transfer, consent or other rights to enforce such disclosure requirements or enforce compliance with such limitations. The Depositary shall use its reasonable efforts to comply with the reasonable and practicable written instructions of the Company as to Receipts in respect of any such enforcement, and Owners and Beneficial Owners shall comply with all such disclosure requirements and such limitations and shall cooperate with the Depositary's compliance with such Company instructions. The right of Owners and Beneficial Owners to direct

the exercise of consent rights with respect to Deposited Securities shall be conditioned on the disclosure to the Company of the information referred to in this Section 3.04.

ARTICLE 4. THE DEPOSITED SECURITIES

SECTION 4.01 Cash Distributions.

Whenever the Depositary or the Custodian shall receive any cash distribution on any Deposited Securities, the Depositary shall, subject to the provisions of Section 4.05, distribute the amount received (after deducting the fees and expenses of the Depositary as provided in Section 5.09) to the Owners entitled thereto, in proportion to the number of Restricted Depositary Shares representing such Deposited Securities held by them respectively; provided, however, that in the event that the Company or the Depositary shall be required to withhold and does withhold from such cash distribution an amount on account of taxes or other governmental charges, the amount distributed to the Owner of the Receipts evidencing Restricted Depositary Shares representing such Deposited Securities shall be reduced accordingly. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any Owner a fraction of one cent. Any such fractional amounts shall be rounded to the nearest whole cent and so distributed to Owners entitled thereto. The Company or its agent will remit to the appropriate governmental agency all amounts withheld and owing to such agency. The Depositary will forward to the Company or its agent such information from its records as the Company may reasonably request to enable the Company or its agent to file necessary reports with governmental agencies, and the Depositary or the Company or its agent may, but shall not be required to, obtain tax refunds and file any reports necessary to obtain benefits under applicable tax treaties or laws with respect to distributions on Restricted Depositary Shares for the Owners of Receipts. Notwithstanding any provision to the contrary in this Restricted Deposit Agreement, to the extent the Company suspends any rights to receive distributions as set forth in this Article IV with respect to any Deposited Securities that are held or owned by or for the benefit of a Plan, it shall notify the Depositary of such suspension and the Depositary shall not make any distributions on such Deposited Securities until the Company notifies it otherwise.

SECTION 4.02 Distributions Other Than Cash, Shares or Rights.

Subject to the provisions of Sections 4.11 and 5.09, whenever the Depositary or the Custodian shall receive any distribution other than a distribution described in Section 4.01, 4.03 or 4.04, the Depositary shall cause the securities or property received by it or the Custodian to be distributed to the Owners entitled thereto, after deduction or upon payment of any fees and expenses of the Depositary or any taxes or other governmental charges, in proportion to the number of Restricted Depositary Shares representing such Deposited Securities held by them respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners entitled thereto, or if for any other

reason (including, but not limited to, any requirement that the Company or the Depositary withhold an amount on account of taxes or other governmental charges or that such securities must be registered under the Securities Act in order to be distributed to Owners or Beneficial Owners) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (after deducting the fees and expenses of the Depositary as provided in Section 5.09) shall be distributed by the Depositary to the Owners entitled thereto, all in the manner and subject to the conditions described in Section 4.01. To the extent such securities or property or the net proceeds thereof are not distributed to Owners as provided in this Section 4.02, the same shall constitute Deposited Securities and each Receipt shall thereafter also represent its proportionate interest in such securities or property or net proceeds. The Depositary may withhold any distribution of securities under this Section 4.02 if it has not received satisfactory assurances from the Company that the distribution does not require registration under the Securities Act.

SECTION 4.03 Distributions in Shares.

If any distribution upon any Deposited Securities consists of a free distribution of Shares, the Depositary may distribute to the Owners of outstanding Receipts entitled thereto, in proportion to the number of Restricted Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts evidencing an aggregate number of Restricted Depositary Shares representing the number of Shares received as such free distribution, subject to the terms and conditions of this Restricted Deposit Agreement with respect to the deposit of Shares and the issuance of Restricted Depositary Shares evidenced by Receipts, including the withholding of any tax or other governmental charges as provided in Section 4.11 and the payment of the fees and expenses of the Depositary as provided in Section 5.09. The Depositary may withhold any such distribution of Receipts if it has not received satisfactory assurances from the Company in the form of a legal opinion at the sole expense of the Company that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of the Securities Act. In lieu of delivering Receipts for fractional Restricted Depositary Shares in any such case, the Depositary shall sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in Section 4.01. If additional Receipts are not so distributed, each Restricted Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby. Each beneficial owner of Receipts or Shares so distributed shall be deemed to have (a) acknowledged that the Receipts and Shares have not been registered under the Securities Act and that the Company has not registered as an investment company under the Investment Company Act and (b) agreed to comply with the restrictions on transfer described in the form of legend set forth in Section 2.01 hereof.

SECTION 4.04 Rights.

In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary shall have discretion as to the procedure to be followed in making such rights available to any Owners or in disposing of such rights on behalf of any Owners and making the net proceeds available to such Owners or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary shall allow the rights to lapse. If at the time of the offering of any rights the Depositary determines in its discretion, following consultation with the Company, that it is lawful and feasible to make such rights available to all or certain Owners but not to other Owners, the Depositary may distribute to any Owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of Restricted Depositary Shares held by such Owner, warrants or other instruments therefor in such form as it deems appropriate. Any such warrants or other instruments may be subject to the same restrictions on transfer as the Restricted Depositary Shares.

In circumstances in which rights would otherwise not be distributed, if an Owner of Receipts requests the distribution of warrants or other instruments in order to exercise the rights allocable to the Restricted Depositary Shares of such Owner hereunder, the Depositary will make such rights available to such Owner upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised and (b) such Owner has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law.

If the Depositary has distributed warrants or other instruments for rights to all or certain Owners, then upon instruction from such an Owner pursuant to such warrants or other instruments to the Depositary to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Shares or other securities to be received upon the exercise of the rights, and upon payment of the fees and expenses of the Depositary and any other charges as set forth in such warrants or other instruments, the Depositary shall, on behalf of such Owner, exercise the rights and purchase the Shares or other securities, and the Company shall cause the Shares or other securities so purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Shares so purchased to be deposited pursuant to Section 2.02 of this Restricted Deposit Agreement, and shall, pursuant to Section 2.03 of this Restricted Deposit Agreement, execute and deliver Receipts to such Owner. In the case of a distribution pursuant to the second paragraph of this Section 4.04, such Receipts shall be legended in accordance with applicable U.S. laws, and shall be subject to the appropriate restrictions on sale, deposit, cancellation and transfer under such laws.

If the Depositary determines in its discretion that it is not lawful and feasible to make such rights available to all or certain Owners, it may sell the rights, warrants or other instruments in proportion to the number of Restricted Depositary Shares held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales (net of the fees and expenses of the Depositary as provided in Section 5.09 and all taxes and governmental charges payable in connection with such rights and subject to the terms and conditions of this Restricted Deposit Agreement) for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other fair and practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any Receipt or otherwise.

The Depositary will not offer rights to Owners unless (a) both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act with respect to a distribution to all Owners or are registered under the provisions of the Securities Act and (b) the offer of such rights would not require the Company to register as an investment company under the Investment Company Act; provided, that nothing in this Restricted Deposit Agreement shall create any obligation on the part of the Company to file a registration statement with respect to such rights or underlying securities or to endeavor to have such a registration statement declared effective. If an Owner of Receipts requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under the Securities Act, the Depositary shall not effect such distribution unless it has received an opinion from recognized counsel in the United States for the Company upon which the Depositary may rely at the sole expense of the Company that such distribution to such Owner is exempt from such registration.

Neither the Company nor the Depositary shall be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner in particular.

SECTION 4.05 Conversion of Foreign Currency.

Whenever the Depositary or the Custodian shall receive foreign currency, by way of distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the Depositary be converted on a reasonable basis into Dollars and the resulting Dollars transferred to the United States, the Depositary shall convert or cause to be converted, by sale or in any other manner that it may determine, such foreign currency into Dollars, and such Dollars shall be distributed to the Owners entitled thereto or, if the Depositary shall have distributed any warrants or other instruments which entitle the holders thereof to such Dollars, then to the holders of such warrants or instruments upon surrender thereof for cancellation. Such distribution may be made upon an averaged or other fair and practicable basis without regard to any distinctions among Owners on

account of exchange restrictions, the date of delivery of any Receipt or otherwise and shall be net of any expenses of conversion into Dollars incurred by the Depositary as provided in Section 5.09.

If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary shall file such application for approval or license, if any, as it may deem desirable.

If at any time the Depositary shall determine that in its judgment any foreign currency received by the Depositary or the Custodian is not convertible on a reasonable basis into Dollars transferable to the United States, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary or the Custodian to, or in its discretion may hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled to receive the same.

If any such conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the Owners entitled thereto, the Depositary may in its discretion make such conversion and distribution in Dollars to the extent permissible to the Owners entitled thereto and may distribute the balance of the foreign currency received by the Depositary or the Custodian to, or hold such balance uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled thereto.

SECTION 4.06 <u>Fixing of Record Date.</u>

Whenever any cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each Restricted Depositary Share, or whenever the Depositary shall find it necessary or convenient, the Depositary shall fix a record date (a) for the determination of the Owners who shall be (i) entitled to receive such distribution or rights or the net proceeds of the sale thereof, (ii) entitled to give instructions for the exercise of consent rights at any such meeting or (iii) obligated to pay any charges in connection with the servicing of the Shares or other Deposited Securities, or (b) on or after which each Restricted Depositary Share shall represent the changed number of Shares. Subject to the provisions of Sections 4.01 through 4.05, and Section 4.07 of this Restricted Deposit Agreement and to the other terms and conditions of this Restricted Deposit Agreement, the Owners on such record date shall be entitled, as the case may be, to receive the amount distributable by the Depositary with respect to such distribution or such rights or the net proceeds of sale

thereof in proportion to the number of Restricted Depositary Shares held by them respectively and to give instructions with respect to the exercise of consent rights and to act in respect of any other such matter.

SECTION 4.07 Consent Rights of Deposited Securities.

Upon receipt from the Company of notice of any meeting or solicitation of consents of holders of Shares or other Deposited Securities, the Depositary shall, if requested in writing by the Company, as soon as practicable thereafter, mail to the Owners a notice, the form of which notice shall be at the discretion of the Depositary and subject to the approval of the Company, which shall contain (a) such information as is contained in such notice of meeting received by the Depositary from the Company, (b) a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provisions of Guernsey law, the Deposited Securities and the Company Articles, to instruct the Depositary as to the exercise of consent rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective Restricted Depositary Shares and (c) a statement as to the manner in which such instructions may be given. Upon the written request of an Owner of a Receipt on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor, in so far as practicable, to deliver consents or cause to be delivered consents with respect to the amount of Shares or other Deposited Securities represented by the Restricted Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not deliver consents or attempt to exercise any consent rights that attach to such Shares or other Deposited Securities other than in accordance with such instructions.

There can be no assurance that Owners generally or any Owner in particular will receive the notice described in the preceding paragraph sufficiently prior to the date established by the Depositary for the delivery of instructions to ensure that such Owners can instruct the Depositary to deliver consents on their behalf in accordance with the provisions set forth in the preceding paragraph.

SECTION 4.08 Changes Affecting Deposited Securities.

In circumstances where the provisions of Section 4.03 do not apply, upon any split-up, consolidation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of all or substantially all of the Company's assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or the Custodian in exchange for or in conversion of or in respect of Deposited Securities, shall be treated as new Deposited Securities under this Restricted Deposit Agreement, and Restricted Depositary Shares shall thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange or conversion, unless additional Receipts are delivered pursuant to the following sentence. In any such case the Depositary may, and will if the Company requests, execute and deliver additional

Receipts as in the case of a dividend in Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities in addition to the existing Deposited Securities.

SECTION 4.09 Reports.

The Depositary shall make available for inspection by Owners at its Corporate Trust Office any reports and communications, including any solicitation materials, received from the Company which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to the Owners copies of such reports and communications when furnished by the Company pursuant to Section 5.06. Any such reports and communications, including any consent solicitation materials, furnished to the Depositary by the Company shall be furnished in English.

SECTION 4.10 Lists of Owners.

Promptly upon request by the Company, the Depositary shall, at the expense of the Company, furnish to it a list, as of a recent date, of the names, addresses and holdings of Restricted Depositary Shares by all persons in whose names Receipts are registered on the books of the Depositary.

SECTION 4.11 Withholding.

In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may by public or private sale dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes or charges and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to the Owners entitled thereto in proportion to the number of Restricted Depositary Shares held by them respectively.

The Depositary will forward to the Company or the Company's agents such information from its records as the Company may reasonably request to enable the Company or its agents to file necessary reports (including tax returns) with governmental agencies and otherwise comply with law. Each Owner shall indemnify the Depositary, the Company and the Custodian and any of their respective directors, employees, agent and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest, if any, that arise out of such Owner's failure to timely provide a Form W-8 or Form W-9 (or a successor form) for establishing an exemption from backup withholding, or any other legally required tax information.

The Depositary shall report to the Owners any taxes or governmental charges withheld from or paid out of a distribution on Deposited Securities by it, the Custodian or, to the extent such information is received from the Company, the Company. The Depositary shall also forward to the Owners, at the written request of the Company, as promptly as practicable, such other information as it receives from the Company for the purpose of satisfying applicable tax reporting requirements with respect to the Company.

SECTION 4.12 Forced Sale or Redemption of Deposited Securities.

If the Company effects, or causes, a forced sale or redemption of Deposited Securities on the ground that a Receipt is beneficially owned, or the Deposited Securities were acquired, in violation of the Company Articles or this Restricted Deposit Agreement, the Company shall notify the Depositary and the Owner of that Receipt of such sale or redemption. At the time of a sale or redemption described in the preceding sentence, the Restricted Depositary Shares evidenced by the affected Receipt will automatically be converted into a right only to receive net proceeds received by the Depositary in respect of such sale or redemption, and those net proceeds, after deduction of the fees and expenses of the Depositary and any applicable taxes or governmental charges, shall be the Deposited Securities to which the Owner of those converted Restricted Depositary Shares shall be entitled upon surrender of that Receipt in accordance with Section 2.05 or 6.02.

ARTICLE 5. THE DEPOSITARY, THE CUSTODIANS AND THE COMPANY

SECTION 5.01 Maintenance of Office and Transfer Books by the Depositary.

Until termination of this Restricted Deposit Agreement in accordance with its terms, the Depositary shall maintain in the Borough of Manhattan, The City of New York, facilities for the execution and delivery, registration, registration of transfers and surrender of Receipts in accordance with the provisions of this Restricted Deposit Agreement.

The Depositary shall keep books, at its Corporate Trust Office, for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Owners, provided that such inspection shall not be for any purpose other than communication with Owners in relation to the business of the Company, this Restricted Deposit Agreement or the Receipts.

The Depositary may close the transfer books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties hereunder. The Depositary shall notify the Company of any closure under the preceding sentence that is outside the ordinary course of business.

The Company shall have the right, at all reasonable times, to inspect the transfer and registration records of the Depositary relating to the Receipts, to make copies thereof and to request the Depositary and Registrar to supply copies of such portions of such records as the Company may reasonably request in writing.

If any Receipts or the Restricted Depositary Shares evidenced thereby are listed on one or more stock exchanges in the United States, the Depositary shall act as Registrar or appoint a Registrar or one or more co-registrars for registry of such Receipts in accordance with any requirements of such exchange or exchanges.

SECTION 5.02 Prevention or Delay in Performance by the Depositary or the Company.

None of the Depositary, any Custodian, the Company, nor any of their respective directors, employees, agents or affiliates shall incur any liability to any Owner or Beneficial Owner of any Receipt if, by reason of any provision of any present or future law or regulation of the United States or any other country, or of any governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the Company Articles, or by reason of any provision of any securities issued or distributed by the Company, or any offering or distribution thereof, or by reason of any Act of God or war or terrorism or other circumstances beyond its control, the Depositary, any Custodian or the Company or any of their respective directors, employees, agents or affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of this Restricted Deposit Agreement or Deposited Securities it is provided shall be done or performed; none of the Depositary, any Custodian, the Company nor any of their respective directors, employees, agents or affiliates shall incur any liability to any Owner or Beneficial Owner of any Receipt by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of this Restricted Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Restricted Deposit Agreement. Where, by the terms of a distribution pursuant to Section 4.01, 4.02, or 4.03 of this Restricted Deposit Agreement, or an offering or distribution pursuant to Section 4.04 of this Restricted Deposit Agreement, or for any other reason, such distribution or offering may not be made available to Owners, and the Depositary may not dispose of such distribution or offering on behalf of such Owners and make the net proceeds available to such Owners, then the Depositary shall not make such distribution or offering, and shall allow any rights thereto, if applicable, to lapse.

SECTION 5.03 Obligations of the Depositary, the Custodian and the Company.

The Company assumes no obligation nor shall it be subject to any liability under this Restricted Deposit Agreement to any Owner or Beneficial Owner, except that

it agrees to perform its obligations specifically set forth in this Restricted Deposit Agreement without negligence or bad faith.

The Depositary assumes no obligation nor shall it be subject to any liability under this Restricted Deposit Agreement to any Owner or Beneficial Owner (including, without limitation, liability with respect to the validity or worth of the Deposited Securities), except that it agrees to perform its obligations specifically set forth in this Restricted Deposit Agreement without negligence or bad faith. Without limitation to the preceding sentence, the parties agree that the Depositary shall have no duties and shall not have any liability with respect to the limitations on transferability and ownership of Restricted Depositary Shares and Shares, except to require delivery of the documents specified in this Restricted Deposit Agreement in connection with deposits of Shares, registration of transfer of Receipts and surrender of Receipts.

Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability shall be furnished as often as may be required, and the Custodian shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary.

Neither the Depositary nor the Company shall be liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Owner or Beneficial Owner of a Receipt or any other person believed by it in good faith to be competent to give such advice or information.

The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises the Depositary performed its obligations without negligence or bad faith while it acted as Depositary.

The Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or non-action is in good faith.

The Depositary shall be entitled to rely, without independent investigation, upon each U.S. Transferee's Letter, Surrender Letter and Transferor's Form and Certification that is executed and delivered pursuant to this Restricted Deposit Agreement and any instructions received from the Company pursuant to the second paragraph of

Section 2.04 hereof and shall not be liable to any person for any action taken in reliance thereon.

No disclaimer of liability under the Securities Act is intended by any provision of this Restricted Deposit Agreement.

SECTION 5.04 Resignation and Removal of the Depositary.

The Depositary may at any time resign as Depositary hereunder by written notice of its election so to do delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided.

The Depositary may at any time be removed by the Company by 90 days' prior written notice of such removal, to become effective upon the later of (i) the 90th day after delivery of the notice to the Depositary or (ii) the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided.

In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, The City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor; but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Company shall execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, shall duly assign, transfer and deliver all right, title and interest in the Deposited Securities to such successor, and shall deliver to such successor a list of the Owners of all outstanding Receipts. Any such successor depositary shall promptly mail notice of its appointment to the Owners.

Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

SECTION 5.05 The Custodian.

Each Custodian shall be subject at all times and in all respects to the directions of the Depositary and shall be responsible solely to it. Any Custodian may resign and be discharged from its duties hereunder by notice of such resignation delivered to the Depositary at least 30 days prior to the date on which such resignation is to become effective. If upon the effectiveness of such resignation there would be no Custodian acting hereunder, the Depositary shall, promptly after receiving such notice, appoint a substitute custodian or custodians, each of which shall thereafter be a Custodian

hereunder. Whenever the Depositary in its discretion determines that it is in the best interest of the Owners to do so, it may appoint a substitute or additional custodian or custodians, each of which shall thereafter be one of the Custodians hereunder. Upon demand of the Depositary any Custodian shall deliver such of the Deposited Securities held by it as are requested of it to any other Custodian or such substitute or additional custodian or custodians. Each such substitute or additional custodian shall deliver to the Depositary, forthwith upon its appointment, an acceptance of such appointment satisfactory in form and substance to the Depositary.

Upon the appointment of any successor depositary hereunder, each Custodian then acting hereunder shall forthwith become, without any further act or writing, the agent hereunder of such successor depositary and the appointment of such successor depositary shall in no way impair the authority of each Custodian hereunder; but the successor depositary so appointed shall, nevertheless, on the written request of any Custodian, execute and deliver to such Custodian all such instruments as may be proper to give to such Custodian full and complete power and authority as agent hereunder of such successor depositary.

SECTION 5.06 Notices and Reports.

On or before the first date on which the Company gives notice, by publication or otherwise, of any meeting of holders of Shares or other Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights, the Company agrees to transmit to the Depositary and each Custodian a copy of the notice thereof in English but otherwise in the form given or to be given to holders of Shares or other Deposited Securities.

The Company will arrange for the translation into English, if not already in English, and the prompt transmittal by the Company to the Depositary and each Custodian of such notices and any other reports and communications which are made generally available by the Company to holders of Shares. If requested in writing by the Company, the Depositary will arrange for the mailing, at the Company's expense, of copies of such notices, reports and communications to all Owners. The Company will timely provide the Depositary with the quantity of such notices, reports and communications, as requested by the Depositary from time to time, in order for the Depositary to effect such mailings.

SECTION 5.07 Distribution of Additional Shares, Rights, etc.

The Company agrees that in the event of any issuance or distribution of (a) additional Shares, (b) rights to subscribe for Shares, (c) securities convertible into Shares or (d) rights to subscribe for any such securities (each a "Distribution"), the Company will promptly furnish to the Depositary a written opinion from U.S. counsel for the Company, which counsel shall be satisfactory to the Depositary, stating whether or not

the Distribution requires a registration statement under the Securities Act to be in effect prior to making such Distribution available to Owners entitled thereto and whether or not the Distribution would require the Company to register as an investment company under the Investment Company Act. If in the opinion of such counsel a registration statement is required, such counsel shall furnish to the Depositary a written opinion as to whether or not there is a registration statement in effect which will cover such Distribution. Notwithstanding anything else contained in this Restricted Deposit Agreement, nothing in this Restricted Deposit Agreement shall be deemed to obligate the Company to file any registration statement with respect to any proposed transaction.

SECTION 5.08 Indemnification.

The Company agrees to indemnify the Depositary, its directors, employees, agents and affiliates and any Custodian against, and hold each of them harmless from, any liability or expense (including, but not limited to, any fees and expenses incurred in seeking, enforcing or collecting that indemnity and the fees and expenses of counsel) which may arise out of or in connection with (a) any registration with the Commission of Restricted Depositary Shares or Deposited Securities or the offer or sale thereof in the United States or (b) acts performed or omitted, pursuant to the provisions of this Restricted Deposit Agreement and of the Receipts, as the same may be amended, modified or supplemented from time to time, (i) by either the Depositary or a Custodian or their respective directors, employees, agents and affiliates, except for any liability or expense arising out of the negligence or bad faith of any of them, or (ii) by the Company, its directors, employees, agents or affiliates. For the avoidance of doubt, the Depositary shall not be deemed an agent of the Company for purposes of the preceding sentence.

The Depositary agrees to indemnify the Company, its directors, employees, agents and affiliates and hold each of them harmless from any liability or expense which may arise out of acts performed or omitted by the Depositary or a Custodian or their respective directors, employees, agents and affiliates due to their negligence or bad faith.

The obligations set forth in this Section 5.08 shall survive termination of this Restricted Deposit Agreement and the succession or substitution of any indemnified person.

SECTION 5.09 Charges of Depositary.

The Company agrees to pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any Registrar only in accordance with agreements in writing entered into between the Depositary and the Company from time to time. The Depositary shall present its statement for such charges and expenses to the Company once every three months. The charges and expenses of the Custodian are for the sole account of the Depositary.

The following charges shall be incurred by any party depositing or withdrawing Shares or by any party surrendering Receipts or to whom Receipts are issued (including, without limitation, in connection with the issuance of Receipts pursuant to a distribution or split of Shares or a distribution of Receipts pursuant to Section 4.03) or by Owners, as applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the register of the Company or Foreign Registrar and applicable to transfers of Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and facsimile transmission expenses as are expressly provided in this Restricted Deposit Agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to Section 4.05, (5) a fee of $5.00 or less per 100 Restricted Depositary Shares (or portion thereof) for the execution and delivery of Receipts pursuant to Section 2.03, 4.03 or 4.04 and the surrender of Receipts pursuant to Section 2.05 or 6.02, (6) a fee of $0.02 or less per Restricted Depositary Share (or portion thereof) for any cash distribution made pursuant to this Restricted Deposit Agreement, including, but not limited to, Sections 4.01 through 4.04, (7) a fee for the distribution of securities pursuant to Section 4.02, such fee being in an amount equal to the fee for the execution and delivery of Restricted Depositary Shares referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause 7 treating all such securities as if they were Shares) but which securities are instead distributed by the Depositary to Owners, (8) a fee of $0.02 or less per Restricted Depositary Share (or portion thereof) per calendar year for depositary services, which will accrue on the last day of each calendar year and will be payable as provided in clause 9 below; provided, however, that no fee shall be assessed under this clause 8 to the extent that a fee of $0.02 was charged pursuant to clause 6 above during that calendar year, (9) any other charges payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents in connection with the servicing of Shares or other Deposited Securities (which charge shall be assessed against Owners as of the date or dates set by the Depositary in accordance with Section 4.06 and shall be collected at the sole discretion of the Depositary by billing such Owners for such charge or by deducting such charge from one or more cash dividends or other cash distributions), and (10) a fee of $5.00 per Receipt for registrations of transfer, consolidation or split-ups of Restricted Depositary Shares made pursuant to Section 2.04.

Subject to the restrictions on transfers set forth in the Company Articles and Section 2.04, the Depositary may own and deal in any class of securities of the Company and its affiliates and in Receipts.

SECTION 5.10 Retention of Depositary Documents.

The Depositary is authorized to destroy those documents, records, bills and other data compiled during the term of this Restricted Deposit Agreement at the times permitted by the laws or regulations governing the Depositary unless the Company

requests that such documents, records, bills and data be retained for a longer period or turned over to the Company or to a successor depositary.

SECTION 5.11 Exclusivity.

The Company agrees not to appoint any other depositary for issuance of depositary receipts so long as The Bank of New York is acting as Depositary hereunder.

SECTION 5.12 Available Information.

If at any time prior to the termination of this Restricted Deposit Agreement, the Company is neither a reporting company under Section 13 or 15(d) of the Securities Exchange Act nor exempt from the reporting requirements of the Securities Exchange Act by reason of Rule 12g3-2(b) thereunder, the Company will provide, at its expense, to any Owner or Beneficial Owner or any holder of Shares, and to any prospective purchaser of Restricted Depositary Shares or Shares designated by such person, upon request of such Owner, Beneficial Owner, holder or prospective purchaser, the information required by Rule 144A(d)(4)(i) and otherwise comply with Rule 144A(d)(4).

The Company hereby authorizes the Depositary to deliver such information as furnished by the Company to the Depositary during any period in which the Company informs the Depositary it is subject to the information delivery requirements of Rule 144A(d)(4) to any such Owner, Beneficial Owner, holder of Shares or prospective purchaser at the request of such person. The Company agrees to reimburse the Depositary for its reasonable expenses in connection with such deliveries and to provide the Depositary with such information in such quantities as the Depositary may from time to time reasonably request.

ARTICLE 6. AMENDMENT AND TERMINATION

SECTION 6.01 Amendment.

The form of the Receipts and any provisions of this Restricted Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary without the consent of Owners or Beneficial Owners of Receipts in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than taxes and other governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which shall otherwise prejudice any substantial existing right of Owners, shall, however, not become effective as to outstanding Receipts until the expiration of 30 days after notice of such amendment shall have been given to the Owners of outstanding Receipts in writing. Every Owner and Beneficial Owner, at the time any amendment so becomes effective, shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by this Restricted

Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Owner of any Receipt to surrender such Receipt and receive therefor the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law.

SECTION 6.02 Termination.

The Depositary shall, at any time at the direction of the Company, terminate this Restricted Deposit Agreement by mailing notice of termination to the Owners of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate this Restricted Deposit Agreement by mailing notice of termination to the Company and the Owners of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination if at least 90 days have passed since the Depositary delivered to the Company a written notice of its election to resign and a successor depositary has not been appointed and accepted its appointment as provided in Section 5.04 within that time. On and after the date of termination, the Owner of a Receipt will, upon (a) surrender of such Receipt at the Corporate Trust Office of the Depositary, (b) payment of the fee of the Depositary for the surrender of Receipts referred to in Section 2.05, and (c) payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by the Restricted Depositary Shares evidenced by such Receipt. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Owners thereof, and shall not give any further notices or perform any further acts under this Restricted Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights and other property as provided in this Restricted Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, in each case, the fee of the Depositary for the surrender of each Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of this Restricted Deposit Agreement, and any applicable taxes or governmental charges). At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held hereunder in an offshore transaction pursuant to Regulation S under the Securities Act and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the Owners of Receipts which have not theretofore been surrendered, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under this Restricted Deposit Agreement, except to account for such net proceeds and other cash (after deducting, in each case, the fee of the Depositary for the surrender of each Receipt, any expenses for the account of the Owner of such Receipt

in accordance with the terms and conditions of this Restricted Deposit Agreement, and any applicable taxes or governmental charges). Upon the termination of this Restricted Deposit Agreement, the Company shall be discharged from all obligations under this Restricted Deposit Agreement except for its obligations to the Depositary under Sections 5.08 and 5.09.

ARTICLE 7. MISCELLANEOUS

SECTION 7.01 Counterparts.

This Restricted Deposit Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument. Copies of this Restricted Deposit Agreement shall be filed with the Depositary and the Custodians and shall be open to inspection by any Owner or Beneficial Owner of a Receipt during business hours.

SECTION 7.02 No Third Party Beneficiaries.

This Restricted Deposit Agreement is for the exclusive benefit of the parties hereto and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person, except as specifically provided in Section 5.08.

SECTION 7.03 Severability.

In case any one or more of the provisions contained in this Restricted Deposit Agreement or in the Receipts should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall in no way be affected, prejudiced or disturbed thereby.

SECTION 7.04 Owners and Beneficial Owners as Parties; Binding Effect.

The Owners and Beneficial Owners of Receipts from time to time shall be parties to this Restricted Deposit Agreement and shall be bound by all of the terms and conditions hereof and of the Receipts by acceptance thereof or any interest therein.

SECTION 7.05 Notices.

Any and all notices to be given to the Company shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission confirmed by letter, addressed to Carlyle Capital Corporation Limited, c/o Carlyle Investment Management L.L.C., 520 Madison Avenue, 41st Floor, New York, New York 10022, Attention: Chief Financial Officer, or any other place to which the Company may have transferred its principal office with notice to the Depositary.

Any and all notices to be given to the Depositary shall be deemed to have been duly given if in English and personally delivered or sent by mail or cable, telex or facsimile transmission confirmed by letter, addressed to The Bank of New York, 101 Barclay Street, New York, New York, 10286, Attention: American Depositary Receipt Administration, or any other place to which the Depositary may have transferred its Corporate Trust Office with notice to the Company.

Any and all notices to be given to any Owner shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission confirmed by letter, addressed to such Owner at the address of such Owner as it appears on the transfer books for Receipts of the Depositary, or, if such Owner shall have filed with the Depositary a written request that notices intended for such Owner be mailed to some other address, at the address designated in such request.

Delivery of a notice sent by mail or cable, telex or facsimile transmission shall be deemed to be effective at the time when a duly addressed letter containing the same (or a confirmation thereof in the case of a cable, telex or facsimile transmission) is deposited, postage prepaid, in a post-office letter box. The Depositary or the Company may, however, act upon any cable, telex or facsimile transmission received by it, notwithstanding that such cable, telex or facsimile transmission shall not subsequently be confirmed by letter as aforesaid.

SECTION 7.06 Submission to Jurisdiction; Appointment of Agent for Service of Process.

The Company hereby (i) irrevocably designates and appoints Carlyle Investment Management L.L.C., 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505, Attention: Jeffrey Ferguson, Managing Director and General Counsel, as the Company's authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Shares or Deposited Securities, the Restricted Depositary Shares, the Receipts or this Agreement, (ii) consents and submits to the jurisdiction of any state or federal court in The City of New York and County of New York in which any such suit or proceeding may be instituted, and (iii) agrees that service of process upon said authorized agent shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company agrees to deliver, upon the execution and delivery of this Restricted Deposit Agreement, a written acceptance by such agent of its appointment as such agent. The Company further agrees to take any and all action, including the filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment in full force and effect for so long as any Restricted Depositary Shares or Receipts remain outstanding or this Agreement remains in force. In the event the Company fails to continue such designation and appointment in full force and effect, the Company hereby waives personal service of process upon it and consents that any such service of process may be made by certified or registered mail, return receipt requested,

directed to the Company at its address last specified for notices hereunder, and service so made shall be deemed completed five (5) days after the same shall have been so mailed.

SECTION 7.07 Governing Law.

This Restricted Deposit Agreement and the Receipts shall be interpreted in accordance with, and all rights hereunder and thereunder and provisions hereof and thereof shall be governed by the laws of the State of New York.

IN WITNESS WHEREOF, CARLYLE CAPITAL CORPORATION LIMITED and THE BANK OF NEW YORK have duly executed this Restricted Deposit Agreement as of the day and year first set forth above and each Owner or Beneficial Owner shall become a party hereto upon acceptance by it of a Receipt issued in accordance with the terms hereof or upon an acquisition by it of an interest therein.

CARLYLE CAPITAL CORPORATION LIMITED

By: ______________________

Name: John C. Stomber

Title: CEO, President & CIO

THE BANK OF NEW YORK, as Depositary

By: ______________________

Name:

Title:

IN WITNESS WHEREOF, CARLYLE CAPITAL CORPORATION LIMITED and THE BANK OF NEW YORK have duly executed this Restricted Deposit Agreement as of the day and year first set forth above and each Owner or Beneficial Owner shall become a party hereto upon acceptance by it of a Receipt issued in accordance with the terms hereof or upon an acquisition by it of an interest therein.

CARLYLE CAPITAL CORPORATION LIMITED

By:____________________________
Name:
Title:

THE BANK OF NEW YORK,
as Depositary

By: Andrew J. Zelter
Name: Andrew J. Zelter
Title: Managing Director

ANNEX I

FORM OF U.S. TRANSFEREE'S LETTER

Carlyle Capital Corporation Limited
c/o Carlyle Investment Management L.L.C.
1001 Pennsylvania Avenue, N.W.
Suite 220 South
Washington, D.C. 20004

The Bank of New York
101 Barclay Street—Floor 22W
New York, New York 10286

Ladies and Gentlemen:

In connection with the undersigned's proposed purchase of the accompanying restricted depositary shares (the "*RDSs*") delivered by The Bank of New York, as depositary (the "*Depositary*"), representing Class B shares (the "*Class B shares*") of Carlyle Capital Corporation Limited, a Guernsey limited company (the "*Company*"), from a holder of RDSs or the Class B shares represented thereby (a "*Seller*") pursuant to an available exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "*Securities Act*"), the undersigned agrees and acknowledges, on its own behalf or on behalf of each account for which it acquires any RDSs, and makes the representations and warranties, on its own behalf or on behalf of each account for which it acquires any RDSs, as set forth in this letter (this "*U.S. Transferee's Letter*"):

1. The undersigned certifies to one of the following (check a box):

[ ] (a) it is a "qualified institutional buyer" (a "*QIB*") as defined in Rule 144A under the Securities Act ("*Rule 144A*"), (b) it is purchasing the RDSs from the Seller only for its account or for the account of another entity that is a QIB, (c) it is not a broker-dealer which owns and invests on a discretionary basis less than $25 million in securities of unaffiliated issuers and (d) it is not a participant-directed employee plan, such as a plan described in subsections (a)(1)(i)(D), (E) or (F) of Rule 144A or

[ ] (b) it is acquiring the RDSs pursuant to another available exemption from the registration requirements of the Securities Act, (b) if requested by the Company or the Depositary, it has attached hereto an opinion of U.S. counsel that is satisfactory to the Company and the Depositary and (c) it agrees to provide any such information that the Company or the Depositary may require.

2. The undersigned certifies that it is a Qualified Purchaser.

3. The undersigned understands that, subject to certain exceptions, to be a Qualified Purchaser, an individual must have $5 million, and other entities must have $25 million, in "investments" as defined in Rule 2a51-1 of the U.S. Investment Company Act of 1940 (the "*Investment Company Act*").

4. The undersigned understands and agrees that (i) the RDSs and the Class B shares represented thereby have been offered in a transaction not involving any public offering within the United States within the meaning of the Securities Act, (ii) the RDSs and the Class B shares represented thereby have not been and will not be registered under the Securities Act, (iii) the Company has not been and will not be registered as an investment company under the Investment Company Act and (iv) the RDSs and the Class B shares represented thereby may not be transferred except as permitted in this Section 4. The undersigned agrees that, if in the future it offers, resells, pledges or otherwise transfers such RDSs or Class

B shares, such RDSs or Class B shares will be offered, resold, pledged or otherwise transferred only as follows:

(1) in an offshore transaction in accordance with Regulation S under the Securities Act ("*Regulation S*") to a person outside the United States and not known by the transferor to be a U.S. person, by pre-arrangement or otherwise, upon surrender of the RDSs and delivery of a written certification that such transferor is in compliance with the requirements of this Clause (1) (a "*Regulation S Transfer*");

(2) in a transaction that is exempt from the registration requirements of the Securities Act to a transferee who is within the United States or a U.S. person and who delivers a written certification that:

(A) such transferee is (i) all of the following: (a) a QIB, (b) not a broker-dealer that owns and invests on discretionary basis less than $25 million in securities of unaffiliated issuers and (c) not a participant directed employee plan, such as a plan described in subsections (a)(1)(i)(D), (E) or (F) of Rule 144A; or (ii) acquiring such securities pursuant to any available exemption from the registration requirements of the Securities Act, subject to the right of the Company and the Depositary to require delivery of an opinion of counsel and to require delivery of other information satisfactory to each of them as to the availability of such exemption;

(B) such transferee is a "qualified purchaser" (a "*Qualified Purchaser*") within the meaning of Section 2(a)(51) of the Investment Company Act;

(C) no portion of the assets used by such transferee to purchase, and no portion of the assets used by such transferee to hold, the RDSs, the Class B shares represented thereby or any beneficial interest therein constitutes or will constitute the assets of (i) an "employee benefit plan" (within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("*ERISA*")) that is subject to Title I of ERISA, (ii) a plan, individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "*Code*") or (iii) an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each of (i), (ii) and (iii), a "*Plan*"); and

(D) such transferee is acquiring the RDSs, the Class B shares represented thereby and any beneficial interest therein for its own account as principal, or for the account of another person who is able to and shall be deemed to make the representations, warranties and agreements in this Clause (2); or

(3) to the Company or a subsidiary thereof.

Each of the foregoing restrictions is subject to any requirement of law that the disposition of the undersigned's property or the property of such investor account or accounts on behalf of which the undersigned holds the RDSs be at all times within the control of the undersigned or of such accounts and subject to compliance with any applicable state securities laws. The undersigned understands that any certificates representing RDSs acquired by it will bear a legend reflecting, among other things, the substance of this Section 4.

5. The undersigned agrees that, prior to transferring the undersigned's RDSs, the Class B shares represented thereby or any interest therein, (i) other than in the case of a Regulation S Transfer, any transferee must sign and deliver a letter to the Depositary substantially in the form of this U.S. Transferee's Letter (or in a form otherwise acceptable to the Company and the Depositary) and (ii) in the case of a Regulation S Transfer, the undersigned must surrender the restricted depositary receipts evidencing such RDSs and sign and deliver to the Depositary a surrender letter substantially in the form of the Surrender

Letter attached as Exhibit A hereto (or in a form otherwise acceptable to the Company and the Depositary) (a "*Surrender Letter*").

6. The undersigned understands and acknowledges that (i) the Company and the Depositary will not be required to accept for registration of transfer any RDSs acquired by it that are not being transferred to a Qualified Purchaser, except as provided in Section 4(1) or 4(3) hereof, (ii) the Company and the Depositary may require any U.S. person or any person within the United States who is required under this U.S. Transferee's Letter to be a Qualified Purchaser, but is not, to transfer the RDSs immediately in a manner consistent with the restrictions set forth in this U.S. Transferee's Letter, (iii) pending such transfer, the Company is authorized to suspend the exercise of the meeting and consent rights relating to the relevant RDSs and the Class B shares represented thereby and the right to receive distributions in respect of the relevant RDSs and the Class B shares represented thereby and (iv) if the obligation to transfer is not met, the Company is irrevocably authorized, without any obligation, to transfer the RDSs or the Class B shares represented thereby, as applicable, in a manner consistent with the restrictions set forth in this U.S. Transferee's Letter and, if such RDSs or Class B shares are sold, the Company shall be obliged to distribute the net proceeds to the entitled party.

7. The undersigned understands and acknowledges that the Company has not registered, and does not intend to register, as an "investment company" (as such term is defined in the Investment Company Act and related rules) and that the Company has elected to impose the transfer and offering restrictions with respect to persons in the United States and U.S. persons described herein so that the Company will qualify for the exemption provided under Section 3(c)(7) of the Investment Company Act and will have no obligation to register as an investment company under the Investment Company Act and related rules even if it were otherwise determined to be an investment company.

8. The undersigned represents and warrants that no portion of the assets used by it to acquire, and no portion of the assets used by it to hold, an interest in the RDSs or the Class B shares represented thereby or beneficial interest therein constitutes or will constitute the assets of an "employee benefit plan" (within the meaning of Section 3(3) of ERISA) that is subject to Title I of ERISA, a plan, individual retirement account or other arrangement that is subject to Section 4975 of the Code, or any entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement.

9. The Investor understands and acknowledges that (i) the Class B shares or any beneficial interest therein that are acquired or held in the form of RDSs by a Plan or person in contravention of the restrictions set forth above shall be deemed held in trust for the benefit of a charitable beneficiary designated by the Company and the purported holder will acquire no right in such securities except as deemed trustee for the benefit of such charitable trust; (ii) the securities deemed to be held in such trust may be, as initiated by the trustee, subject to a transfer or sale to an eligible investor or redemption by the Company and if such securities are subject to a sale or redemption as described in the foregoing or a sale by a Plan or prohibited holder prior to the discovery of the trust, the Plan or prohibited holder shall receive a portion of the net proceeds (less certain deductions that include but are not limited to, payment of fees and expenses of the depositary and any applicable taxes or governmental charges) of such sale or redemption, which shall not exceed (1) the price paid by such Plan or prohibited holder for the securities or (2) if such Plan or prohibited holder did not give value for such securities, the market price of such securities on the date of the transfer of such securities to such Plan or prohibited holder; and (iii) following the discovery by the Company of the existence of the trust, if the provisions of the preceding sentence are unenforceable for any reason, the Company shall either (x) direct the Plan or person that purportedly acquired or held the Class B shares in the form of RDSs in contravention of the restrictions set forth above to transfer such securities to, as designated by such Plan or prohibited holder, a non-U.S. person in an offshore transaction pursuant to Regulation S or, if applicable, to a person that (A) is not a Plan, (B) is within the United States or that is a U.S. person and (C) is a Qualified Purchaser and makes certain representations as the Company shall require or (y) provide for the redemption of such securities. If the obligation to transfer such securities described in the preceding clause (x) is not met within the time period determined by the Company, the Company may, in its sole discretion, sell and transfer such securities acquired or held by such Plan or prohibited holder to a person, designated by the Company, whose ownership of such securities

will not violate the representations described above. Pending any transfer or redemption described above, the Company may, as applicable, suspend the exercise of any consent rights, any rights to receive notice of, or attend, a meeting of the Company and any rights to receive distributions with respect to such securities. At the time of any such transfer or redemption described above, a corresponding number of RDSs held by the prohibited holder will automatically convert into a right only to receive, upon surrender of those RDSs, the cash amount received by the Depositary in respect of those deposited securities, net of the fees and expenses of the Depositary and any applicable taxes or governmental charges. The Investor also understands and acknowledges that the Company, the Depositary and their respective agents shall not be obligated to recognize any resale or other transfer of the RDSs, the Class B shares represented thereby or any beneficial interest therein made other than in compliance with the restrictions set forth above.

10. The undersigned acknowledges that each of Company, the Depositary and the Seller and their respective affiliates and others will rely on the acknowledgments, representations and warranties contained in this U.S. Transferee's Letter as a basis for exemption of the sale of the RDSs under the Securities Act, the Investment Company Act, under the securities laws of all applicable states, for compliance with ERISA and for other purposes. The undersigned agrees to promptly notify the Company and the Depositary if any of the acknowledgments, representations or warranties set forth herein are no longer accurate.

11. Each of the Company, the Depositary and the Seller and their respective affiliates are irrevocably authorized to produce this U.S. Transferee's Letter or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

12. **This U.S. Transferee's Letter shall be governed by and construed in accordance with the laws of the State of New York.**

13. The undersigned certifies that it was offered the RDSs by direct contact between the undersigned and the Company or the Seller. The undersigned did not become aware of, nor were the RDSs offered to the undersigned by any other means, including, in each case, by any form of general solicitation or general advertising. In making the decision to purchase the RDSs, the undersigned relied solely on the information set forth in the Offering Memorandum and other information obtained by the undersigned directly from the Company or the Seller as a result of any inquiries by the undersigned or the undersigned's advisors.

14. The undersigned has had access to all information that it believes is necessary, sufficient or appropriate in connection with its purchase of the RDSs, it has been afforded an opportunity to ask questions of the Company and its directors and officers, it has had all such questions answered to its satisfaction, it has been supplied all additional information as it has requested and it has made an independent decision to purchase the RDSs based on information it has determined to be adequate to verify the accuracy of any information that the undersigned deems relevant to making an investment in the RDSs.

15. The undersigned understands and acknowledges that no agency of the United States or any state thereof has made any finding or determination as to the fairness of the terms of, or any recommendation or endorsement in respect of, the RDSs or the Class B shares represented thereby.

16. The undersigned agrees to provide, together with this completed and signed U.S. Transferee's Letter, a completed and signed Substitute IRS Form W-9. The Substitute IRS Form W-9 is attached to this U.S. Transferee's Letter as Exhibit B.

[*The next page is the signature page.*]

The undersigned has provided a completed and signed Substitute IRS Form W-9 and has caused this U.S. Transferee's Letter to be executed by its duly authorized representative as of the date set forth below.

Date: ____________________

Name of Purchaser (use exact name in which RDSs are to be registered):

____

Address of Purchaser for Registration of RDSs:

____

____

____

Signature: ___________________________________

Print Name: __________________________________

Company Name: _______________________________

Title: ____

If the investor is an individual, the investor's social security number: ____________________

If the investor is a corporation, partnership, trust or other legal entity its tax payer identification number: _____________

ANNEX II

FORM OF SURRENDER LETTER

To: Carlyle Capital Corporation Limited
c/o Carlyle Investment Management L.L.C.
1001 Pennsylvania Avenue, N.W.
Suite 220 South
Washington, D.C. 20004

The Bank of New York
101 Barclay Street—Floor 22W
New York, New York 10286

Ladies and Gentlemen:

This letter (the "*Surrender Letter*") relates to the surrender by the undersigned of restricted depositary shares ("*RDSs*") delivered by The Bank of New York, as Depositary (the "*Depositary*"), representing Class B shares (the "*Class B shares*") of Carlyle Capital Corporation Limited, a Guernsey limited company (the "*Company*"), pursuant to the Restricted Deposit Agreement relating to the delivery of the RDSs by the Depositary among the Company, the Depositary and all owners and beneficial owners from time to time of restricted depositary receipts evidencing RDSs (the "*Deposit Agreement*") for the purpose of withdrawal of Class B shares deposited with the Depositary pursuant to the Deposit Agreement. Terms used in this Surrender Letter and not otherwise defined shall have the meaning given to them in Regulation S ("*Regulation S*") under the U.S. Securities Act of 1933, as amended (the "*Securities Act*"), except as otherwise stated herein.

The undersigned acknowledges (or if the undersigned is acting for the account of another person has confirmed that it acknowledges) that the deposited Class B shares, as applicable, have not been and will not be registered under the Securities Act and that the Company has not registered as an investment company under the U.S. Investment Company Act of 1940, as amended (the "*Investment Company Act*").

The undersigned hereby certifies as to at least one of the following:

[ ] The undersigned has sold or agreed to sell the Class B shares represented by the surrendered RDSs, and <u>all</u> of the following are true:

1. The offer and sale of the Class B shares represented by the RDSs was not and will not be made to a person in the United States or to a person known by the undersigned to be a U.S. person.

2. Either (a) at the time the buy order for the Class B shares represented by the RDSs was originated, the buyer was outside the United States or the undersigned and any person acting on the undersigned's behalf reasonably believed that the buyer was outside the United States or (b) the transaction in such Class B shares was executed in, on or through the facilities of a designated offshore securities market, and, in each case, neither the undersigned nor any person acting on the undersigned's behalf knows that the transaction was pre-arranged with a buyer in the United States.

3. Neither the undersigned, nor any of its affiliates, nor any person acting on the undersigned's or their behalf has made any directed selling efforts in the United States with respect to the Class B shares represented by the RDSs.

4. The proposed transfer of the Class B shares represented by the RDSs is not part of a plan or scheme to evade the registration requirements of the Securities Act or the Investment Company Act.

5. Neither the Company nor any of its agents participated in the sale of the Class B shares represented by the RDSs.

6. The undersigned agrees that the Company, the Depositary and their respective agents and affiliates may rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements.

or

☐ The undersigned is not in the United States and is not a U.S. person and is not surrendering the RDSs in connection with an offer, sale or other disposition of the Class B shares represented by the RDSs.

Where there are joint transferors, each must sign this Surrender Letter. A Surrender Letter of a corporation, partnership, limited liability company or similar entity must be signed by an authorized officer or be completed otherwise in accordance with such entity's governing instruments. Evidence of such authority may be required.

Very truly yours,

Name of Surrendering Owner (use exact name in which RDSs are registered):

____

Address of Surrendering Owner:

____

____

____

Signature: ______________________________

Print Name: ______________________________

Company Name: ______________________________

Title: ___________________________________

Date: ______________________

EXHIBIT A TO THE RESTRICTED DEPOSIT AGREEMENT

RESTRICTED DEPOSITARY SHARES
(Each Restricted Depositary Share represents one deposited Share)

The restricted depositary shares (the "RDSs") evidenced hereby and the Class B shares (the "Class B shares") of Carlyle Capital Corporation Limited (the "Company") represented thereby have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws in the United States, and the Company has not been and will not be registered as an investment company under the U.S. Investment Company Act of 1940, as amended (the "U.S. Investment Company Act"). These securities and any beneficial interest therein may not be reoffered, resold, pledged or otherwise transferred, except:

(1) in an offshore transaction in accordance with Regulation S under the U.S. Securities Act ("Regulation S") to a person outside the United States and not known by the transferor to be a U.S. person, by pre-arrangement or otherwise, upon surrender of the RDSs and delivery of a written certification that such transferor is in compliance with the requirements of this clause (1). The terms "U.S. person" and "offshore transaction" shall have the meanings set forth in Regulation S;

(2) in a transaction, that is exempt from the registration requirements of the U.S. Securities Act to a transferee who is within the United States or a U.S. person and who delivers a written certification that:

(A) such transferee is either (i) all of the following: (a) a qualified institutional buyer (as defined in Rule 144A under the U.S. Securities Act), (b) not a broker-dealer that owns and invests on a discretionary basis less than $25 million in securities of unaffiliated issuers and (c) not a participant directed employee plan, such as a plan described in subsections (a) (1) (i) (d), (e) or (f) of Rule 144A under the U.S. Securities Act; or (ii) acquiring such securities pursuant to another available exemption from the registration requirements of the U.S. Securities Act; subject to the right of the Company and the designated depositary (the "Depositary") to require delivery of an opinion of counsel and to require delivery of other information satisfactory to each of them as to the availability of such exemption;

(B) such transferee is a qualified purchaser (as defined in the U.S. Investment Company Act and related rules, a "Qualified Purchaser");

(C) no portion of the assets used by such transferee to purchase, and no portion of the assets used by such transferee to hold, the RDSs, the Class B shares represented thereby or any beneficial interest therein constitutes or will constitute the assets of (A) an "employee benefit plan" (within the meaning of Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA")) that is subject to Title I of ERISA, (B) a plan, individual retirement account or other arrangement that is subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Internal Revenue Code") or (C) an entity whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each of (A), (B) and (C), a "Plan"); and

(D) such transferee is acquiring the RDSs, the Class B shares represented thereby and any beneficial interest therein for its own account as principal or for the account of another person who is able to and shall be deemed to make the representations, warranties and agreements in this clause (2); or

(3) to the Company or a subsidiary thereof.

Each of the foregoing restrictions is subject to any requirement of law that the disposition of the property of the holder of these securities or the property of any investor account or accounts on behalf of which such holder holds these securities be at all times within the control of such holder or of such accounts and subject to compliance with any applicable state securities laws.

The Company, the Depositary and their respective agents shall not be obligated to recognize any resale or other transfer of these securities or any beneficial interest therein made other than in compliance with these restrictions. The Company and the Depositary may require any U.S. person or any person within the United States who is required by these restrictions to be a Qualified Purchaser, but is not, to transfer these securities or such beneficial interest either (A) to a person or entity that is in the United States or a U.S. person and who is a Qualified Purchaser or (B) to a non-U.S. person in an offshore transaction pursuant to Regulation S under the U.S. Securities Act, and in compliance with the restrictions set forth in this Legend.. Pending such transfer, the Company is authorized to suspend the exercise of the meeting and consent rights relating to the relevant RDSs and the Class B shares represented thereby and the right to receive distributions in respect of the relevant RDSs and the Class B shares represented thereby. If the obligation to transfer is not met, the Company is irrevocably authorized, without any obligation, to transfer the RDSs or the Class B shares represented thereby, as applicable, in a manner consistent with these restrictions and, if such RDSs or Class B shares are sold, the Company shall be obliged to distribute the net proceeds to the entitled party.

Any security acquired or held by a Plan or person in contravention of the restrictions set forth above shall be deemed held in trust for the benefit of a charitable beneficiary designated by the Company and the prohibited holder will acquire no right in this security except as deemed trustee for the benefit of such charitable trust. The securities deemed to be held in such trust may be, as initiated by the trustee, subject to a transfer or sale to an eligible investor or redemption by the Company. If such securities are subject to a sale or redemption as described in the preceding sentence or a sale by a Plan or prohibited holder prior to the discovery of the trust, the Plan or prohibited holder shall receive a portion of the net proceeds of such sale or redemption, which shall not exceed (1) the price paid by such Plan or prohibited holder for the securities or (2) if such Plan or prohibited holder did not give value for such securities, the market price of such securities on the date of the transfer of such securities to such Plan or prohibited holder. Additionally, following the Company's discovery of the existence of the trust, if the foregoing provisions are unenforceable for any reason, the Company shall either (i) direct the Plan or person that acquired or held the securities in contravention of the restriction set forth above to transfer such securities to, as designated by such Plan or prohibited holder, a non-U.S. person in an offshore transaction pursuant to Regulation S or, if applicable, to a person that (A) is not a Plan, (B) is within the United States or that is a U.S. person and (C) is a Qualified Purchaser and makes certain representations as the Company shall, as applicable, require or (ii) provide for the redemption of such securities. If the obligation to transfer such securities described in the preceding clause (i) is not met within the time period determined by the Company, the Company may, in its sole discretion, cause the Plan or prohibited holder to transfer or sell such securities acquired or held by such Plan or prohibited holder to a person, designated by the Company, whose ownership of such securities will not violate the restrictions described above. Pending any transfer or redemption described above, the Company may, as applicable, suspend the exercise of any consent rights, any rights to receive notice of, or attend, a meeting of the Company and any rights to receive distributions with respect to such securities.

THE BANK OF NEW YORK
RESTRICTED DEPOSITARY RECEIPT
FOR CLASS B SHARES OF
CARLYLE CAPITAL CORPORATION LIMITED
(ORGANIZED UNDER THE LAWS OF GUERNSEY)

The Bank of New York, as depositary (hereinafter called the "Depositary"), hereby certifies that ____________________________, or its registered assigns is the Owner of ____

Restricted Depositary Shares

representing deposited Class B shares (herein called the "Shares") of Carlyle Capital Corporation Limited, a limited company organized under the laws of Guernsey (herein called the "Company"). At the date hereof, each Restricted Depositary Share represents one Share deposited or subject to deposit under the Restricted Deposit Agreement (as such term is hereinafter defined) with the principal Amsterdam office of ING Securities Services (herein called the "Custodian"). The Depositary's Corporate Trust Office is located at a different address than its principal executive office. Its Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286 and its principal executive office is located at One Wall Street, New York, New York 10286.

**THE DEPOSITARY'S CORPORATE TRUST OFFICE ADDRESS IS
101 Barclay Street, New York, New York 10286**

1. <u>THE RESTRICTED DEPOSIT AGREEMENT</u>.

This Restricted Depositary Receipt is one of an issue (herein called "Receipts"), all issued and to be issued upon the terms and conditions set forth in the Restricted Deposit Agreement, dated as of July 5, 2007 (herein called the "Restricted Deposit Agreement"), by and among the Company, the Depositary, and all Owners and Beneficial Owners from time to time of Receipts issued thereunder, each of whom by accepting a Receipt or any interest therein agrees to become a party to the Restricted Deposit Agreement and become bound by all the terms and conditions thereof. The Restricted Deposit Agreement sets forth the rights of Owners and Beneficial Owners of the Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property and cash are herein called "Deposited Securities"). Copies of the Restricted Deposit Agreement are on file at the Depositary's Corporate Trust Office in New York and at the office of the Custodian.

The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Restricted Deposit Agreement and are qualified by and subject to the detailed provisions of the Restricted Deposit Agreement, to which reference is hereby made. Capitalized terms defined in the Restricted Deposit Agreement and not defined herein shall have the meanings set forth in the Restricted Deposit Agreement.

2. <u>SURRENDER OF RECEIPTS AND WITHDRAWAL OF SHARES</u>.

Upon surrender at the Corporate Trust Office of the Depositary of this Receipt, and payment of the fee of the Depositary provided in this Receipt, all taxes and governmental charges payable in connection with such surrender and withdrawal of the Deposited Securities and subject to the terms and conditions of the Restricted Deposit Agreement, the Owner hereof is entitled to delivery, to him or upon his order, of the Deposited Securities at the time represented by the Restricted Depositary Shares for which this Receipt is issued. Delivery of such Deposited Securities may be made by the delivery of (a) Shares in the name of such Owner or as ordered by him or certificates properly endorsed or accompanied by proper instruments of transfer to such Owner or as ordered by him and (b) any other securities, property and cash to which such Owner is then entitled in respect of such Receipts to such Owner or as ordered by him, <u>provided, however</u>, that no delivery of Shares shall be knowingly made to U.S. Persons or persons located within the United States. Such delivery will be made at the option of the Owner hereof, either at the office of the Custodian or at an office of the Depositary located outside of the United States, <u>provided</u> that the forwarding of certificates for Shares or other Deposited Securities for such delivery at an office of the Depositary shall be at the risk and expense of the Owner hereof.

Notwithstanding the foregoing, no Deposited Securities may be withdrawn upon surrender of a Receipt unless, at or prior to the time of surrender, the Depositary has

received a completed Surrender Letter, in substantially the form attached as Annex II to the Restricted Deposit Agreement, that has been duly executed and delivered by the beneficial owner of the Deposited Securities then being withdrawn.

3. TRANSFERS, SPLIT-UPS, AND COMBINATIONS OF RECEIPTS.

The transfer of this Receipt is registrable on the books of the Depositary at its Corporate Trust Office by the Owner hereof in person or by a duly authorized attorney, upon surrender of this Receipt properly endorsed for transfer or accompanied by proper instruments of transfer and funds sufficient to pay any applicable transfer taxes and the expenses of the Depositary and upon compliance with such regulations, if any, as the Depositary may establish for such purpose.

Notwithstanding the foregoing and anything to the contrary in the Restricted Deposit Agreement, the Depositary shall not register transfers of Receipts on its transfer books or execute and deliver Receipts in connection with any transfer or purported transfer thereof upon any surrender of a Receipt unless, at or prior to the time of surrender, the Depositary has received (i) a completed Transferor's Form and Certification (substantially in the form provided at the foot of this Receipt) that has been duly executed and delivered by or on behalf of the person surrendering such Receipt, (ii) a completed U.S. Transferee's Letter, substantially in the form attached as Annex I to the Restricted Deposit Agreement (together with a duly completed and executed Form W-9 or Form W-8, as applicable, or successor form, as applicable), that has been duly executed and delivered by the person acquiring beneficial ownership of the Restricted Depositary Shares and (iii) if applicable, an opinion of U.S. counsel satisfactory to the Company and the Depositary. If a person seeking to acquire beneficial ownership of Restricted Depositary Shares upon a registration of transfer provides an executed Form W-9 or Form W-8, as applicable, or any successor form thereto that does not certify that such person is not subject to back-up withholding, the Depositary shall, as promptly as practicable, provide notice to the Company of the proposed transfer of any Receipt or Receipts evidencing such Restricted Depositary Shares and shall not register the transfer of such Receipt or Receipts for a period of three business days from the date that notice was given to the Company.

The Depositary shall refuse to register the transfer of any Receipt if it has received notice from the Company that the proposed transferee (a) is either a U.S. person or located within the United States but not a Qualified Purchaser or (b) is acquiring or holding the Restricted Depositary Shares or any beneficial interest therein with the assets of any Plan.

If the Depositary receives notice from the Company that a specified Beneficial Owner of a Receipt is required to sell or otherwise transfer its Restricted Depositary Shares to a person designated by or approved by the Company on the ground that such Beneficial Owner was in breach, at the time made or deemed made, of any representation or agreement appearing on such Receipt, the Depositary will so notify the Owner of such

Receipt and request that such Owner give such notice to the Beneficial Owner specified by the Company.

In addition, any transfer of Restricted Depositary Shares or any beneficial interest therein in contravention of the restrictions on transfer set forth in the legend appearing on the applicable Receipt shall be void and have no force and effect and will not operate to transfer any rights to the intended transferee notwithstanding any instruction to the contrary, subject to the terms and conditions of the Company Articles and the Restricted Deposit Agreement.

This Receipt may be split into other such Receipts, or may be combined with other such Receipts into one Receipt, evidencing the same aggregate number of Restricted Depositary Shares as the Receipt or Receipts surrendered. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary, the Custodian, or Registrar may require payment from the depositor of the Shares or the presentor of the Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees as provided in this Receipt, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with any regulations the Depositary may establish consistent with the provisions of the Restricted Deposit Agreement or this Receipt, including, without limitation, this Article 3.

The delivery of Receipts against deposit of Shares generally or against deposit of particular Shares may be suspended, or the transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary, the Company or the Foreign Registrar are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of the Restricted Deposit Agreement or this Receipt, or for any other reason. The Depositary shall in no event be required to accept Shares for deposit or deliver Receipts against such deposits if the Depositary believes that Restricted Depositary Shares representing those Shares would not be eligible for resale in reliance on Rule 144A under the Securities Act.

4. LIABILITY OF OWNER OR BENEFICIAL OWNER FOR TAXES.

If any tax or other governmental charge shall become payable with respect to this Receipt or any Deposited Securities evidenced hereby, such tax or other governmental charge shall be payable by the Owner or Beneficial Owner hereof. The Depositary may refuse to effect any transfer of this Receipt or any withdrawal of Deposited Securities evidenced hereby until such payment is made, and may withhold any distributions, or

may sell for the account of the Owner or Beneficial Owner hereof any part or all of the Deposited Securities evidenced hereby, and may apply such distributions or the proceeds of any such sale in payment of such tax or other governmental charge and the Owner or Beneficial Owner hereof Receipt shall remain liable for any deficiency. However, the Depositary shall pay to the Owner of such Receipt any proceeds or property remaining after such payment.

5. REPRESENTATIONS AND WARRANTIES ON DEPOSIT OF SHARES.

Every person depositing Shares under the Restricted Deposit Agreement shall be deemed to represent and warrant that the Shares being deposited and each certificate representing such Shares are validly issued and that such person is duly authorized to make such deposit. Such representations and warranties shall be in addition to any other representations and warranties made by such person in connection with the deposit of the Shares and delivery of Receipts, including such representations and warranties as may be included in a U.S. Transferee's Letter, and shall survive the deposit of the Shares and delivery of Receipts.

6. FILING PROOFS, CERTIFICATES, AND OTHER INFORMATION.

Any person presenting Shares for deposit or any Owner or Beneficial Owner of a Receipt may be required from time to time to (a) file with the Depositary or the Custodian such proof of citizenship or residence, exchange control approval or information relating to the registration on the books of the Company or the Foreign Registrar, (b) execute such certificates, (c) make such representations and warranties, as the Depositary or the Company may deem necessary or proper and (d) provide the Depositary with a duly completed and executed Form W-9, Form W-8 or successor form, as applicable. The Depositary may withhold the delivery or registration of transfer of any Receipt, any distributions or the delivery of any Deposited Securities until such proof or other information is filed, such certificates are executed or such representations and warranties are made and such forms are provided. Upon the reasonable written request of the Company, the Depositary shall provide the Company in a timely manner with copies of all such proofs, certificates, representations and warranties and forms to the extent that disclosure is permitted under applicable law. No Shares shall be accepted for deposit unless accompanied by evidence satisfactory to the Depositary that any necessary approval has been granted by any governmental body in Guernsey that is then performing the function of the regulation of currency exchange, if any.

7. CHARGES OF DEPOSITARY.

The Company agrees to pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any Registrar only in accordance with agreements in writing entered into between the Depositary and the Company from time to time. The Depositary shall present its statement for such charges and expenses to the Company

once every three months. The charges and expenses of the Custodian are for the sole account of the Depositary.

The following charges shall be incurred by any party depositing or withdrawing Shares or by any party surrendering Receipts or to whom Receipts are issued (including, without limitation, in connection with the issuance of Receipts pursuant to a distribution or split of Shares or a distribution of Receipts pursuant to Section 4.03 of the Restricted Deposit Agreement) or by Owners, as applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the register of the Company or Foreign Registrar and applicable to transfers of Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals hereunder, (3) such cable, telex and facsimile transmission expenses as are expressly provided in this Restricted Deposit Agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to Section 4.05, (5) a fee of $5.00 or less per 100 Restricted Depositary Shares (or portion thereof) per calendar year for the execution and delivery of Receipts pursuant to Section 2.03, 4.03 or 4.04 of the Restricted Deposit Agreement and the surrender of Receipts pursuant to Section 2.05 or 6.02 of the Restricted Deposit Agreement, (6) a fee of $0.02 or less per Restricted Depositary Share (or portion thereof) for any cash distribution made pursuant to this Restricted Deposit Agreement, including, but not limited to Sections 4.01 through 4.04 of the Restricted Deposit Agreement, (7) a fee for the distribution of securities pursuant to Section 4.02, such fee being in an amount equal to the fee for the execution and delivery of Restricted Depositary Shares referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause 7 treating all such securities as if they were Shares) but which securities are instead distributed by the Depositary to Owners, (8) a fee of $0.02 or less per Restricted Depositary Share (or portion thereof) per calendar year for depositary services, which will accrue on the last day of each calendar year and will be payable as provided in clause 9 below; provided, however, that no fee shall be assessed under this clause 8 to the extent that a fee of $0.02 was charged pursuant to clause 6 above during that calendar year, (9) any other charges payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents in connection with the servicing of Shares or other Deposited Securities (which charge shall be assessed against Owners as of the date or dates set by the Depositary in accordance with Section 4.06 and shall be collected at the sole discretion of the Depositary by billing such Owners for such charge or by deducting such charge from one or more cash dividends or other cash distributions), and (10) a fee of $5.00 per Receipt for registrations of transfer, consolidation or split-ups of Restricted Depositary Shares made pursuant to Section 2.04 of the Restricted Deposit Agreement.

Subject to the restrictions on transfers set forth in the Company Articles and Section 2.04 of the Restricted Deposit Agreement, the Depositary may own and deal in any class of securities of the Company and its affiliates and in Receipts.

8. TITLE TO RECEIPTS.

It is a condition of this Receipt and every successive Owner and Beneficial Owner of this Receipt by accepting or holding the same, consents and agrees that title to this Receipt when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of New York; provided, however, that the Depositary, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to any distribution or to any notice provided for in the Restricted Deposit Agreement or for all other purposes and neither the Depositary nor the Company will have any obligation or be subject to any liability under the Restricted Deposit Agreement to any holder of this Receipt unless such holder is the Owner hereof.

9. VALIDITY OF RECEIPT.

This Receipt shall not be entitled to any benefits under the Restricted Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt shall have been executed by the Depositary by the manual signature of a duly authorized signatory of the Depositary; provided, however, that such signature may be a facsimile if a Registrar for the Receipts shall have been appointed and such Receipts are countersigned by the manual or facsimile signature of a duly authorized officer of the Registrar.

10. REPORTS; INSPECTION OF TRANSFER BOOKS.

If at any time prior to the termination of the Restricted Deposit Agreement, the Company is neither a reporting company under Section 13 or 15(d) of the Securities Exchange Act nor exempt from the reporting requirements of the Securities Exchange Act by reason of Rule 12g3-2(b) thereunder, the Company will provide, at its expense, to any Owner or Beneficial Owner or any holder of Shares, and to any prospective purchaser of Restricted Depositary Shares or Shares designated by such person, upon request of such Owner, Beneficial Owner, holder or prospective purchaser, the information required by Rule 144A(d)(4)(i) and otherwise comply with Rule 144A(d)(4).

The Company hereby authorizes the Depositary to deliver such information as furnished by the Company to the Depositary during any period in which the Company informs the Depositary it is subject to the information delivery requirements of Rule 144A(d)(4) to any such Owner, Beneficial Owner, holder of Shares or prospective purchaser at the request of such person. The Company agrees to reimburse the Depositary for its reasonable expenses in connection with such deliveries and to provide the Depositary with such information in such quantities as the Depositary may from time to time reasonably request.

The Depositary shall make available for inspection by the Owner of this Receipt at its Corporate Trust Office any reports and communications, including any solicitation

materials, received from the Company which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to the Owners of this Receipt copies of such reports and communications when furnished by the Company pursuant to the Restricted Deposit Agreement. Any such reports and communications, including any consent solicitation materials, furnished to the Depositary by the Company shall be furnished in English.

The Depositary will keep books, at its Corporate Trust Office, for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Owners of Receipts provided that such inspection shall not be for any purpose other than communication with other Owners in relation to the business of the Company, the Restricted Deposit Agreement or the Receipts.

11. DISTRIBUTIONS.

Whenever the Depositary or the Custodian receives any cash distribution on any Deposited Securities, the Depositary shall, subject to the terms and conditions of the Restricted Deposit Agreement, distribute the amount received (after deducting the fees and expenses of the Depositary as provided in Article 7 hereof and Section 5.09 of the Restricted Deposit Agreement) to the Owners of Receipts entitled thereto; provided, however, that in the event that the Company or the Depositary is required to withhold and does withhold from any distribution in respect of any Deposited Securities an amount on account of taxes or other governmental charges, the amount distributed to the Owners of the Receipts evidencing Restricted Depositary Shares representing such Deposited Securities shall be reduced accordingly. Notwithstanding any provision to the contrary in the Restricted Deposit Agreement, to the extent the Company suspends any rights to receive distributions as set forth in Article IV of that Agreement with respect to any Deposited Securities that are held or owned by or for the benefit of a Plan, it shall notify the Depositary of such suspension and the Depositary shall not make any distributions on such Deposited Securities until the Company notifies it otherwise.

Subject to the provisions of Section 4.11 and 5.09 of the Restricted Deposit Agreement, whenever the Depositary or the Custodian receives any distribution other than a distribution described in Section 4.01, 4.03 or 4.04 of the Restricted Deposit Agreement, the Depositary shall cause the securities or property received by it or the Custodian to be distributed to the Owners entitled thereto, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners of Receipts entitled thereto, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (after

deducting the fees and expenses of the Depositary as provided in Article 7 hereof and Section 5.09 of the Restricted Deposit Agreement) shall be distributed by the Depositary to the Owners of Receipts entitled thereto all in the manner and subject to the conditions described in Section 4.01 of the Restricted Deposit Agreement. To the extent such securities or property or the net proceeds thereof are not distributed to Owners of the Receipts as provided in Section 4.02 of the Restricted Deposit Agreement, the same shall constitute Deposited Securities and each Receipt shall thereafter also represent its proportionate interest in such securities or property or net proceeds. The Depositary may withhold any distribution of securities under Section 4.02 of the Restricted Deposit Agreement if it has not received satisfactory assurances from the Company that the distribution does not require registration under the Securities Act.

If any distribution consists of a free distribution of Shares, the Depositary may distribute to the Owners of outstanding Receipts entitled thereto, additional Receipts evidencing an aggregate number of Restricted Depositary Shares representing the number of Shares received as such free distribution subject to the terms and conditions of the Restricted Deposit Agreement with respect to the deposit of Shares and the issuance of Restricted Depositary Shares evidenced by Receipts, including the withholding of any tax or other governmental charges as provided in Section 4.11 of the Restricted Deposit Agreement and the payment of the fees and expenses of the Depositary as provided in Article 7 hereof and Section 5.09 of the Restricted Deposit Agreement. The Depositary may withhold any such distribution of Receipts under Section 4.03 of the Restricted Deposit Agreement if it has not received satisfactory assurances from the Company in the form of a legal opinion at the sole expense of the Company that such distribution does not require registration under the Securities Act or is exempt from registration under the provisions of the Securities Act. In lieu of delivering Receipts for fractional Restricted Depositary Shares in any such case, the Depositary will sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in Section 4.01 of the Restricted Deposit Agreement. If additional Receipts are not so distributed, each Restricted Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby. Each beneficial owner of Receipts or Shares so distributed shall be deemed to have (a) acknowledged that the Receipts and Shares have not been registered under the Securities Act and that the Company has not registered as an investment company under the Investment Company Act and (b) agreed to comply with the restrictions on transfer described in the legend set forth on the face of this Receipt.

In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) is subject to any tax or other governmental charges which the Depositary is obligated to withhold, the Depositary may by public or private sale dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes or charges, and the Depositary shall

distribute the net proceeds of any such sale after deduction of such taxes or charges to the Owners of Receipts entitled thereto in proportion to the number of Restricted Depositary Shares held by them respectively.

The Depositary will forward to the Company or the Company's agents such information from its records as the Company may reasonably request to enable the Company or its agents to file necessary reports (including tax returns) with governmental agencies and otherwise comply with law. Each Owner shall indemnify the Depositary, the Company and the Custodian and any of their respective directors, employees, agent and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest, if any, that arise out of such Owner's failure to timely provide a Form W-8 or Form W-9 (or a successor form), for establishing an exemption from backup withholding, or any other legally required tax information.

The Depositary shall report to the Owners of Receipts any taxes or governmental charges withheld from or paid out of a distribution on Deposited Securities by it, the Custodian or, to the extent such information is received from the Company, the Company. The Depositary shall also forward to the Owners, at the written request of the Company, as promptly as practicable, such other information as it receives from the Company for the purpose of satisfying applicable tax reporting requirements with respect to the Company.

12. RIGHTS.

In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary shall have discretion as to the procedure to be followed in making such rights available to any Owners or in disposing of such rights on behalf of any Owners and making the net proceeds available to such Owners or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary shall allow the rights to lapse. If at the time of the offering of any rights the Depositary determines in its discretion, following consultation with the Company, that it is lawful and feasible to make such rights available to all or certain Owners but not to other Owners, the Depositary may distribute to any Owners to whom it determines the distribution to be lawful and feasible, in proportion to the number of Restricted Depositary Shares held by such Owner, warrants or other instruments therefor in such form as it deems appropriate. Any such warrants or other instruments may be subject to the same restrictions on transfer as the Restricted Depositary Shares.

In circumstances in which rights would otherwise not be distributed, if a Owner of Receipts requests the distribution of warrants or other instruments in order to exercise the rights allocable to the Restricted Depositary Shares of such Owner hereunder, the

Depositary will make such rights available to such Owner upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised and (b) such Owner has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law.

If the Depositary has distributed warrants or other instruments for rights to all or certain Owners, then upon instruction from such an Owner pursuant to such warrants or other instruments to the Depositary to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Shares or other securities to be received upon the exercise of the rights, and upon payment of the fees and expenses of the Depositary and any other charges as set forth in such warrants or other instruments, the Depositary shall, on behalf of such Owner, exercise the rights and purchase the Shares or other securities, and the Company shall cause the Shares or other securities so purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Shares so purchased to be deposited pursuant to Section 2.02 of the Restricted Deposit Agreement, and shall, pursuant to Section 2.03 of the Restricted Deposit Agreement, execute and deliver Receipts to such Owner. In the case of a distribution pursuant to the second paragraph of this Article 12, such Receipts shall be legended in accordance with applicable U.S. laws, and shall be subject to the appropriate restrictions on sale, deposit, cancellation and transfer under such laws.

If the Depositary determines in its discretion that it is not lawful and feasible to make such rights available to all or certain Owners, it may sell the rights, warrants or other instruments in proportion to the number of Restricted Depositary Shares held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and allocate the net proceeds of such sales (net of the fees and expenses of the Depositary as provided in Section 5.09 of the Restricted Deposit Agreement and all taxes and governmental charges payable in connection with such rights and subject to the terms and conditions of the Restricted Deposit Agreement) for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other fair and practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any Receipt or otherwise.

The Depositary will not offer rights to Owners unless (a) both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act with respect to a distribution to all Owners or are registered under the provisions of the Securities Act and (b) the offer of such rights would not require the Company to register as an investment company under the Investment Company Act; provided, that nothing in this Restricted Deposit Agreement shall create any obligation on the part of the Company to file a registration statement with respect to such rights or underlying securities or to endeavor to have such a registration statement declared effective. If a Owner of Receipts requests the distribution of warrants or other

instruments, notwithstanding that there has been no such registration under the Securities Act, the Depositary shall not effect such distribution unless it has received an opinion from recognized counsel in the United States for the Company upon which the Depositary may rely at the sole expense of the Company that such distribution to such Owner is exempt from such registration.

Neither the Company nor the Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner in particular.

13. CONVERSION OF FOREIGN CURRENCY.

Whenever the Depositary or the Custodian shall receive foreign currency, by way of distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the Depositary be converted on a reasonable basis into Dollars and the resulting Dollars transferred to the United States, the Depositary shall convert or cause to be converted, by sale or in any other manner that it may determine, such foreign currency into Dollars, and such Dollars shall be distributed to the Owners entitled thereto or, if the Depositary shall have distributed any warrants or other instruments which entitle the holders thereof to such Dollars, then to the holders of such warrants or instruments upon surrender thereof for cancellation. Such distribution may be made upon an averaged or other fair and practicable basis without regard to any distinctions among Owners on account of exchange restrictions, the date of delivery of any Receipt or otherwise and shall be net of any expenses of conversion into Dollars incurred by the Depositary as provided in Section 5.09 of the Restricted Deposit Agreement.

If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary shall file such application for approval or license, if any, as it may deem desirable.

If at any time the Depositary shall determine that in its judgment any foreign currency received by the Depositary or the Custodian is not convertible on a reasonable basis into Dollars transferable to the United States, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary or the Custodian to, or in its discretion may hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled to receive the same.

If any such conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the Owners entitled thereto, the Depositary may in its discretion make such conversion and distribution in Dollars to the extent permissible to

the Owners entitled thereto and may distribute the balance of the foreign currency received by the Depositary or the Custodian to, or hold such balance uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled thereto.

14. RECORD DATES.

Whenever any cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued with respect to the Deposited Securities, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, or whenever for any reason the Depositary causes a change in the number of Shares that are represented by each Restricted Depositary Share, or whenever the Depositary shall find it necessary or convenient, the Depositary shall fix a record date (a) for the determination of the Owners of Receipts who shall be (i) entitled to receive such distribution or rights or the net proceeds of the sale thereof, (ii) entitled to give instructions for the exercise of consent rights at any such meeting, (iii) obligated to pay any charges in connection with the servicing of the Shares or other Deposited Securities, or (b) on or after which each Restricted Depositary Share shall represent the changed number of Shares, subject to the provisions of the Restricted Deposit Agreement. Subject to the provisions of Sections 4.01 through 4.05, and Section 4.07 of the Restricted Deposit Agreement and to the other terms and conditions of the Restricted Deposit Agreement, the Owners on such record date shall be entitled, as the case may be, to receive the amount distributable by the Depositary with respect to such distribution or such rights or the net proceeds of sale thereof in proportion to the number of Restricted Depositary Shares held by them respectively and to give instructions with respect to the exercise of consent rights and to act in respect of any other such matter.

15. CONSENT RIGHTS OF DEPOSITED SECURITIES.

Upon receipt from the Company of notice of any meeting or solicitation of consents of holders of Shares or other Deposited Securities, the Depositary shall, if requested in writing by the Company, as soon as practicable thereafter, mail to the Owners a notice, the form of which notice shall be at the discretion of the Depositary subject to the approval of the Company, which shall contain (a) such information as is contained in such notice of meeting received by the Depositary from the Company, (b) a statement that the Owners as of the close of business on a specified record date will be entitled, subject to any applicable provisions of Guernsey law, the Deposited Securities and the Company Articles, to instruct the Depositary as to the exercise of the consent rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective Restricted Depositary Shares and (c) a statement as to the manner in which such instructions may be given. Upon the written request of a Owner of a Receipt on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavor, in so far as practicable, to deliver consents or cause to be delivered consents with respect to the amount of Shares or

other Deposited Securities represented by the Restricted Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request.. The Depositary shall not deliver consents or attempt to exercise any consent rights that attach to such Shares or other Deposited Securities other than in accordance with such instructions.

There can be no assurance that Owners generally or any Owner in particular will receive the notice described in the preceding paragraph sufficiently prior to the date established for the delivery of instructions to ensure that the Depositary will deliver consents in accordance with the provisions set forth in the preceding paragraph.

16. CHANGES AFFECTING DEPOSITED SECURITIES.

In circumstances where the provisions of Section 4.03 of the Restricted Deposit Agreement do not apply, upon any split-up, consolidation, or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of all or substantially all of the Company's assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or the Custodian in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Restricted Deposit Agreement, and Restricted Depositary Shares shall thenceforth represent, in addition to the existing Deposited Securities, the right to receive the new Deposited Securities so received in exchange or conversion, unless additional Receipts are delivered pursuant to the following sentence. In any such case the Depositary may, and will if the Company requests, execute and deliver additional Receipts as in the case of a dividend in Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically evidencing such new Deposited Securities in addition to the existing Deposited Securities.

17. LIABILITY OF THE COMPANY AND DEPOSITARY.

None of the Depositary, any Custodian, the Company nor any of their respective directors, employees, agents or affiliates shall incur any liability to any Owner or Beneficial Owner of any Receipt if, by reason of any provision of any present or future law or regulation of the United States or any other country, or of any governmental or regulatory authority or stock exchange, or by reason of any provision, present or future, of the Company Articles, or by reason of any provision of any securities issued or distributed by the Company, or any offering or distribution thereof, or by reason of any Act of God or war or terrorism or other circumstances beyond its control, the Depositary or the Company or any of their respective directors, employees, agents or affiliates shall be prevented, delayed or forbidden from, or be subject to any civil or criminal penalty on account of, doing or performing any act or thing which by the terms of the Restricted Deposit Agreement or Deposited Securities it is provided shall be done or performed; none of the Depositary, any Custodian, the Company nor any of their respective directors, employees, agents or affiliates shall incur any liability to any Owner or Beneficial Owner

of any Receipt by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Restricted Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Restricted Deposit Agreement. Where, by the terms of a distribution pursuant to Section 4.01, 4.02 or 4.03 of the Restricted Deposit Agreement, or an offering or distribution pursuant to Section 4.04 of the Restricted Deposit Agreement, or for any other reason, such distribution or offering may not be made available to Owners, and the Depositary may not dispose of such distribution or offering on behalf of such Owners and make the net proceeds available to such Owners, then the Depositary shall not make such distribution or offering, and shall allow any rights thereto, if applicable, to lapse.

Neither the Company nor the Depositary assumes any obligation or shall be subject to any liability under the Restricted Deposit Agreement to Owners or Beneficial Owners of Receipts, except that they agree to perform their obligations specifically set forth in the Restricted Deposit Agreement without negligence or bad faith. The Depositary shall not be subject to any liability with respect to the validity or worth of the Deposited Securities. Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit, or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability shall be furnished as often as may be required, and the Custodian shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary. Neither the Depositary nor the Company shall be liable for any action or non-action by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Owner or Beneficial Owner of a Receipt, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or non-action is in good faith. The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with any matter arising wholly after the removal or resignation of the Depositary, provided that in connection with the issue out of which such potential liability arises, the Depositary performed its obligations without negligence or bad faith while it acted as Depositary. The Depositary shall be entitled to rely, without independent investigation, upon each U.S. Transferee's Letter, Surrender Letter and Transferor's Form and Certification that is executed and delivered pursuant to the Restricted Deposit Agreement and any instructions received from the Company pursuant to the second paragraph of Section 2.04 of the Restricted Deposit Agreement and shall not be liable to any person for any action taken in reliance thereon. No disclaimer of liability under the Securities Act is intended by any provision of the Restricted Deposit Agreement.

18. RESIGNATION AND REMOVAL OF THE DEPOSITARY; APPOINTMENT OF SUCCESSOR CUSTODIAN.

The Depositary may at any time resign as Depositary hereunder by written notice of its election to do so delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Restricted Deposit Agreement. The Depositary may at any time be removed by the Company by 90 days' prior written notice of such removal, to become effective upon the later of (i) the 90th day after delivery of the notice to the Depositary or (ii) the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided. Whenever the Depositary in its discretion determines that it is in the best interest of the Owners of Receipts to do so, it may appoint a substitute or additional Custodian or Custodians.

19. AMENDMENT.

The form of the Receipts and any provisions of the Restricted Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary without the consent of Owners or Beneficial Owners of Receipts in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than taxes and other governmental charges, registration fees and cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which shall otherwise prejudice any substantial existing right of Owners of Receipts, shall, however, not become effective as to outstanding Receipts until the expiration of 30 days after notice of such amendment shall have been given to the Owners of outstanding Receipts in writing. Every Owner and Beneficial Owner of a Receipt at the time any amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Restricted Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Owner of any Receipt to surrender such Receipt and receive therefor the Deposited Securities represented thereby except in order to comply with mandatory provisions of applicable law.

20. TERMINATION OF RESTRICTED DEPOSIT AGREEMENT.

The Depositary at any time at the direction of the Company, shall terminate the Restricted Deposit Agreement by mailing notice of termination to the Owners of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Restricted Deposit Agreement by mailing notice of termination to the Company and the Owners of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination if at least 90 days have passed since the Depositary delivered to the Company a written notice of its election to resign and a successor depositary has not been appointed and accepted its appointment as provided in the Restricted Deposit Agreement within that time. On and after the date of termination, the Owner of a Receipt will, upon (a) surrender of such

Receipt at the Corporate Trust Office of the Depositary, (b) payment of the fee of the Depositary for the surrender of Receipts referred to in Section 2.05 of the Restricted Deposit Agreement, and (c) payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by the Restricted Depositary Shares evidenced by such Receipt. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Owners thereof, and shall not give any further notices or perform any further acts under the Restricted Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights and other property as provided in the Restricted Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, in each case, the fee of the Depositary for the surrender of each Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of the Restricted Deposit Agreement, and any applicable taxes or governmental charges). At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held under the Restricted Deposit Agreement in an offshore transaction pursuant to Regulation S under the Securities Act and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it thereunder, unsegregated and without liability for interest, for the pro rata benefit of the Owners of Receipts which have not theretofore been surrendered, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under the Restricted Deposit Agreement except to account for such net proceeds and other cash (after deducting, in each case, the fee of the Depositary for the surrender of each Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of the Restricted Deposit Agreement, and any applicable taxes or governmental charges). Upon the termination of the Restricted Deposit Agreement, the Company shall be discharged from all obligations under the Restricted Deposit Agreement except for its obligations to the Depositary with respect to indemnification, charges, and expenses.

21. SUBMISSION TO JURISDICTION.

In the Restricted Deposit Agreement, the Company has (i) appointed Carlyle Investment Management L.L.C., 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004-2505, Attention: Jeffrey Ferguson, Managing Director and General Counsel, as the Company's authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Shares or Deposited Securities, the Restricted Depositary Shares, the Receipts or the Restricted Deposit Agreement, (ii) consented and submitted to the jurisdiction of any state or federal court in The City of New York and County of New York in which any such suit or proceeding may be

instituted, and (iii) agreed that service of process upon said authorized agent shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding.

22. DISCLOSURE OF INTERESTS; LIMITATIONS ON HOLDING AND CONSENT RIGHTS.

Each Owner in whose name a Receipt is registered and each Beneficial Owner shall be deemed, by holding such Receipt or owning a beneficial interest therein, to consent to and agree to be bound by the provisions of or governing any Deposited Securities, including, without limitation, all applicable provisions of Guernsey law, the provisions of the Company Articles. Such provisions include, without limitation, those which (a) require the disclosure of (i) beneficial or other ownership of Deposited Securities, other Shares or other securities or (ii) the address and nationality of each Owner or Beneficial Owner to the Company, (b) impose limitations on the holding, acquisition or transfer of such securities or the exercise of consent rights with respect thereto or (c) permit or provide for the blocking or suspension of transfer, consent or other rights to enforce such disclosure requirements or enforce compliance with such limitations. The Depositary shall use its reasonable efforts to comply with the reasonable and practicable written instructions of the Company as to Receipts in respect of any such enforcement and Owners and Beneficial Owners shall comply with all such disclosure requirements and such limitations and shall cooperate with the Depositary's compliance with such Company instructions. The right of Owners and Beneficial Owners to direct the exercise of consent rights with respect to Deposited Securities shall be conditioned on the disclosure to the Company of the information referred to in Section 3.04 of the Restricted Deposit Agreement.

23. FORCED SALE OR REDEMPTION OF DEPOSITED SECURITIES.

If the Company effects, or causes, a forced sale or redemption of Deposited Securities on the ground that a Receipt is beneficially owned, or the Deposited Securities were acquired, in violation of the Company Articles or the Restricted Deposit Agreement, the Company shall notify the Depositary and the Owner of that Receipt of such sale or redemption. At the time of a sale or redemption described in the preceding sentence, the Restricted Depositary Shares evidenced by the affected Receipt will automatically be converted into a right only to receive net proceeds received by the Depositary in respect of such sale or redemption, and those net proceeds, after deduction of the fees and expenses of the Depositary and any applicable taxes or governmental charges, shall be the Deposited Securities to which the Owner of those converted Restricted Depositary Shares shall be entitled upon surrender of that Receipt in accordance with Section 2.05 or 6.02 of the Restricted Deposit Agreement.

24. REDEMPTION OR FORCED SALE OF RESTRICTED DEPOSITARY SHARES.

END